FILE NO. 82-34958

Raiffeisen INTERNATIONAL
Member of RZB Group

[redacted]

07028827

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

SEC MAIL PROCESSING
RECEIVED
DEC 26 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

19th December 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

SUPPL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 3rd December 2007.

PROCESSED
JAN 02 2008
THOMSON FINANCIAL

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Investor Relations Release

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 19 December 2007

Raiffeisenbank in Russia Expects Record Result in Spite of Provisioning for Irregularities at Local Branch

ZAO Raiffeisenbank, the result of the merger between Impexbank and former ZAO Raiffeisenbank Austria and the Russian banking subsidiary of Raiffeisen International Bank-Holding AG, has filed a request to open criminal proceedings in connection with irregularities at former Impexbank's Rostov-on-Don branch. The irregularities in connection with the credit approval process were revealed in the course of an internal audit process.

The shortcomings had been initially detected as part of the process of Impexbank's integration with ZAO Raiffeisenbank Austria, when a unified process for centralised underwriting and loan approval was implemented throughout the former Impexbank network. This process, which has been used by ZAO Raiffeisenbank Austria and other Raiffeisen International Group subsidiaries for many years, has proven to be effective for the Group in Central and Eastern Europe.

Apart from the irregularities at the Rostov-on-Don branch the centralization has not revealed any further systemic violations of the previous credit approval process in any of the other branches of the former Impexbank network.

Provisions have been adequately increased as a precautionary measure in line with the new evaluation of facts that were revealed in the course of ZAO Raiffeisenbank's internal audit procedure of this case. In spite of adequate provisioning of the Rostov-on-Don branch's loan portfolio ZAO Raiffeisenbank expects to achieve a record result for the full financial year 2007.

In addition the consolidated profit outlook of Raiffeisen International remains unchanged. For 2007 Raiffeisen International targets a consolidated profit of at least EUR 750 mn.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

PROSPECTUS

Raiffeisen INTERNATIONAL

RAIFFEISEN INTERNATIONAL BANK-HOLDING AG

(a stock corporation under the laws of Austria, register number FN 122119m)

Offering of up to 11,897,500 Ordinary Bearer Shares (with no par value) Listing of up to 11,897,500 Ordinary Bearer Shares (with no par value) on the Official Market of the Vienna Stock Exchange

This is an offering of up to 11,897,500 ordinary no par value bearer shares of Raiffeisen International Bank-Holding AG ("Raiffeisen International"), each share representing a calculated notional amount of €3.05 of the nominal share capital, which will be newly issued by Raiffeisen International following a share capital increase (the "New Shares").

Our shareholders are invited to exercise their subscription rights to subscribe for the New Shares (the "Rights Offering"). Such New Shares for which subscription rights are not exercised in the Rights Offering will be offered in (i) a public offering to retail and institutional investors in the Republic of Austria, (ii) a private placement outside of the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) a private placement in the United States to qualified institutional buyers (as defined in Rule 144A under the Securities Act, "QIBs") in reliance on Rule 144A under the Securities Act. The offerings referred to in (i), (ii) and (iii) are hereinafter referred to as the "International Offering", and together with the Rights Offering as the "Offering".

Our shareholders will be entitled to subscribe for one New Share for every twelve outstanding shares held at the offer price for the New Shares (the "Offer Price"). Subscription rights may be exercised during the subscription period which begins on September 19, 2007, and ends on or about October 3, 2007, (the "Subscription Period") and which may be extended or terminated at any time. Subscription rights not exercised by the end of the Subscription Period will expire and become void.

New Shares not subscribed for in the Rights Offering will be offered in the International Offering which begins on September 19, 2007, and ends on or about October 3, 2007, and may be shortened, extended or terminated at any time (the "Offer Period").

The New Shares will be offered at the same price in the Rights Offering and the International Offering. The maximum Offer Price has been set at €120.00 per New Share. The final Offer Price will be determined by us in consultation with Deutsche Bank Aktiengesellschaft and Raiffeisen Centrobank AG (the "Joint Lead Managers") on the basis of the book-building process taking into account the closing price of our ordinary shares on or about October 3, 2007.

Our ordinary bearer shares (the "Shares") are currently listed on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*) and traded in the Prime Market segment under the symbol "RIBH". The closing price of our Shares on the Vienna Stock Exchange on September 17, 2007 was €99.87 per Share. Application will be made to list the New Shares in the Prime Market segment of the Official Market of the Vienna Stock Exchange, and trading in the New Shares is expected to commence on the Vienna Stock Exchange on or about October 5, 2007.

SEE "RISK FACTORS" BEGINNING ON PAGE 11 TO READ ABOUT FACTORS THAT INVESTORS SHOULD CONSIDER BEFORE EXERCISING SUBSCRIPTION RIGHTS OR INVESTING IN THE NEW SHARES.

The subscription rights and the New Shares have not been and will not be registered under the Securities Act. Consequently, the subscription rights may be exercised only by shareholders outside the United States in accordance with Regulation S or by certain shareholders who are QIBs and who undertake not to resell the New Shares, except in reliance on Rule 144A or outside the United States in reliance on Regulation S. The New Shares may not be offered or sold within the United States except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or outside the United States in compliance with Regulation S. For a description of certain restrictions on transfer, see "Transfer and Selling Restrictions".

The New Shares (other than New Shares subscribed by Raiffeisen Zentralbank Österreich Aktiengesellschaft) will be represented by an interim global certificate, which will be deposited with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"). Interest in the New Shares will be credited on or about October 9, 2007 (the "Closing Date") against payment therefor, to the accounts of investors through book-entry facilities of OeKB, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Joint Global Bookrunners and Joint Lead Managers

Deutsche Bank **Raiffeisen Centrobank AG**

The date of this prospectus is September 18, 2007

This document is a prospectus for the purposes of the offer of the New Shares to the public in Austria and the listing of the New Shares on the Official Market of the Vienna Stock Exchange (the "Prospectus"). This Prospectus has been prepared in accordance with Commission Regulation (EC) No 809/2004 of April 29, 2004, as amended ("Regulation 809/2004") and conforms to the requirements of the Austrian Capital Markets Act (*Kapitalmarktgesetz*) (the "Capital Markets Act"), and the Austrian Stock Exchange Act (*Börsegesetz*) (the "Stock Exchange Act"). This Prospectus has been approved for the purposes thereof by the Austrian Financial Market Authority (*Finanzmarktaufsichtsbehörde*) (the "FMA"). This Prospectus will be filed as a listing prospectus (*Börseprospekt*) with the Vienna Stock Exchange in accordance with the Stock Exchange Act in connection with the listing application for the up to 11,897,500 New Shares on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange, and will be filed with the filing office (*Meldestelle*) at Oesterreichische Kontrollbank Aktiengesellschaft in accordance with the Austrian Capital Markets Act.

In this Prospectus, unless otherwise specified, the term Joint Lead Managers refers to Deutsche Bank Aktiengesellschaft and Raiffeisen Centrobank AG.

No person is or has been authorized to give any information or to make any representation in connection with the offer or sale of the New Shares, other than as contained in this Prospectus, and, if given or made, any other information or representation must not be relied upon as having been authorized by us or the Joint Lead Managers. The delivery of this Prospectus at any time after the date hereof shall not, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date hereof or that the information set out in this Prospectus is correct as at any time since its date. The Joint Lead Managers make no representation or warranty, expressed or implied, as to the accuracy or completeness of the information in this Prospectus, and nothing in this Prospectus is, or shall be relied upon as, a promise or representation by the Joint Lead Managers.

According to the Austrian Capital Markets Act, we are obligated to disclose in a supplement (*Nachtrag*) to this Prospectus every significant new factor, material mistake or inaccuracy relating to the information included in this Prospectus that is capable of affecting the assessment of the securities and that arises or is noted after approval of the Prospectus and before the end of the Subscription and Offer Periods or the beginning of trading on a regulated market commences. Any such supplement to the Prospectus will be published in the same manner as this Prospectus and approved by the FMA.

This Prospectus has been prepared for the purpose of considering the purchase of the New Shares and to comply with the listing requirements of the Vienna Stock Exchange. In making an investment decision regarding the New Shares offered pursuant to this Prospectus, investors must rely on their own examination of the Group and the terms of the Offering, including, without limitation, the merits and risks involved. The Offering is being made solely on the basis of this Prospectus.

In connection with the Offering, Raiffeisen Centrobank AG (the "Stabilization Manager") may, itself or through affiliates, engage in stabilization activity aimed at supporting the exchange or market price of the Shares in order to offset selling pressure in those securities. The Stabilization Manager is not obligated to stabilize and there is no guarantee that stabilization will take place at all. Stabilization, if undertaken at all, can be stopped at any time without prior notice. Stabilization activity may take place from the date of publication of the Offer Price and must end no later than on the thirtieth calendar day after allocation of the New Shares (the "Stabilization Period"). Stabilization may result in an exchange or market price of the Shares that is higher than might otherwise prevail and the exchange or market price may reach a level that cannot be maintained on a permanent basis.

The distribution of this Prospectus and the offer and sale of the New Shares offered hereby may be restricted by law in certain jurisdictions. Persons in possession of this Prospectus are required to inform themselves about, and to observe, any such restrictions. This Prospectus may not be used for, or in connection with, and does not constitute, any offer to sell, or an invitation to purchase, any of the New Shares offered hereby in any jurisdiction in which such offer or invitation would be unlawful. See "Transfer and Selling Restrictions."

CERTAIN U.S. MATTERS

The subscription rights and the New Shares have not been and will not be registered under the Securities Act and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Accordingly, (i) the subscription rights may be exercised only by shareholders outside the United States in accordance with Regulation S or by certain shareholders who are QIBs and who follow the procedures described under "The Offering—Rights Offering—Special Considerations for U.S. Shareholders Regarding the Exercise of Subscription Rights" in this Prospectus and (ii) the New Shares are being sold in the United States only in the International Offering to QIBs in transactions exempt from the registration requirements of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective purchasers are hereby notified that sellers of the New Shares may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfer of the Company's shares, see "Transfer and Selling Restrictions."

The New Shares offered hereby have not been recommended by any United States Federal or State Securities Commission or Regulatory Authority. Furthermore, the foregoing authorities have not passed upon the merits of the offering or confirmed the accuracy or determined the adequacy of this Prospectus. Any representation to the contrary is a criminal offense in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING.

NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF CIVIL LIABILITIES

The majority of our supervisory board (the "Supervisory Board") members, managing board (the "Management Board") members and certain executive officers and certain experts named in this Prospectus are residents of the Republic of Austria or other European Union member states and all or a substantial portion of the assets of such persons and of the Group are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Raiffeisen International or such persons or to enforce against them in United States courts judgments obtained in such courts based on the civil liability provisions of the United States securities laws. In general, the enforceability in Austrian courts of a final judgment of a United States court would require a retrial of the case in the Republic of Austria.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and the Company is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, we will furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act upon request of any such person.

The New Shares are expected to be admitted to listing in the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (Austria). As a result of such listing, we are subject to the informational reporting requirements of the Austrian Stock Exchange Act. In accordance with the Austrian Stock Exchange Act and the Vienna Stock Exchange's Prime Market regulation (*Regelwerk Prime Market*), we are required to publish three quarterly reports as well as annual financial statements, a corporate action timetable, notices of shareholders'

meetings and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders' rights, substantial modifications in stakeholdings formerly published if known to us, the Austrian paying agent, buy-back programs relating to the listed Shares and any new facts likely to have a significant influence on the price of our Shares ("Ad Hoc Information"). Most of these publication requirements comprise an additional communication to the FMA, the Vienna Stock Exchange and OeKB. All the information mentioned above will be publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstrasse 8, 1010 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders' meetings and notices of new price-sensitive facts can also be found on the Vienna Stock Exchange's website at www.wienerborse.at upon implementation of new Prime Market rules by the Vienna Stock Exchange as well as on our website: www.ri.co.at.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available at our registered office at Am Stadtpark 9, A-1030 Vienna, Austria, during usual business hours and may be inspected on our website (www.ri.co.at):

- the Articles of Association of Raiffeisen International; and
- the Consolidated Financial Statements.

Information displayed on our website does not form part of this Prospectus nor is it incorporated by reference in this Prospectus.

Copies of this Prospectus will be available at the following addresses during usual business hours from the date of publication of this Prospectus (expected to be September 18, 2007):

- at the Company's registered office at Am Stadtpark 9, A-1030 Vienna, Austria;
- at the office of Raiffeisen Centrobank AG, Tegetthoffstraße 1, A-1015 Vienna, Austria; and
- at the office of Deutsche Bank Aktiengesellschaft, Filiale Wien (Vienna branch), Hohenstaufengasse 4, A-1010 Vienna, Austria.

DEFINITIONS

- References to the "Prospectus" are to this document.
- References to "Raiffeisen International", "RI" or the "Company" are to Raiffeisen International Bank-Holding AG.
- References to "we", "us", "our" or the "Group" are to Raiffeisen International Bank-Holding AG together with, unless the context requires otherwise, its consolidated subsidiaries.
- References to "Network" are to our network of banks, leasing, asset management and other financing subsidiaries across Central and Eastern Europe.
- References to "Network Banks" are to our majority-owned banking subsidiaries.
- References to "Network Units" are to our subsidiaries.
- References to "RZB" are to Raiffeisen Zentralbank Österreich Aktiengesellschaft.
- References to "RZB Group" are to RZB and its subsidiaries, including us.
- References to "Raiffeisen Landesbanken" are to one or more of Raiffeisenverband Salzburg reg. Gen.m.b.H., Raiffeisen-Landesbank Steiermark AG, Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, Raiffeisenlandesbank Vorarlberg Waren- und Revisionsverband, registrierte Genossenschaft mit beschränkter Haftung, Raiffeisenlandesbank Burgenland und Revisionsverband, registrierte Genossenschaft mit beschränkter Haftung, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, each of which owns, directly or indirectly, shares in RZB.
- References to "RBG" or the "RBG Group" are to the three-tier Austrian Raiffeisen banking sector. It consists of the RZB Group, the regional Raiffeisen Landesbanken and local Raiffeisen banks in Austria.

- References to "CEE" are to the countries of Central and Eastern Europe, consisting of the countries of CE, CIS and SEE, as described below.
- References to "CE", when made in connection with our current operations, our financial data or market data, are to the countries of Central Europe in which we operate: the Czech Republic, Hungary, Lithuania, Poland, Slovakia and Slovenia, and when made in other contexts, in particular in connection with our growth strategy, are to all countries of Central Europe.
- References to "CIS", when made in connection with our current operations, our financial data or market data, are to the countries in the Commonwealth of Independent States in which we operate: Belarus, Kazakhstan, Russia and Ukraine, and when made in other contexts, in particular in connection with our growth strategy, are to all countries of the Commonwealth of Independent States.
- References to "SEE", when made in connection with our current operations, our financial data or market data, are to the Southeastern European markets in which we operate: Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Moldova, Republic of Serbia, and Romania, and when made in other contexts, in particular in connection with our growth strategy, are to all countries of Southeastern Europe.
- References to "U.S. dollars", "U.S.$" or "$" are to United States dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the Economic and Monetary Union.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Prospectus contains audited consolidated financial statements for our Company at and for the year ended December 31, 2004, 2005 and 2006, which were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (including the notes thereto, the "Audited Annual Consolidated Financial Statements"), and the unaudited interim consolidated financial statements for our Company at and for the six-month period ended June 30, 2007 (including comparable figures as of December 31, 2006 or for the six-month period ended June 30, 2006, as applicable, and including the notes thereto, the "Unaudited Interim Consolidated Financial Statements" and, together with the Audited Annual Consolidated Financial Statements, the "Consolidated Financial Statements"). See "Index to Consolidated Financial Statements." Pursuant to Regulation (EC) No 1606/2002 of the European Parliament and of the Council of July 19, 2002, all publicly traded companies governed by the laws of a member state of the European Union are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board as adopted by the EU and amended from time to time ("IFRS"). As a result, we have prepared the Consolidated Financial Statements contained herein in accordance with IFRS. IFRS differ in certain respects from United States Generally Accepted Accounting Principles ("U.S. GAAP"). Apart from the Audited Annual Consolidated Financial Statements referred to above, no information in this Prospectus has been audited.

The auditors' reports (*Bestätigungsvermerke*) on the Audited Annual Consolidated Financial Statements, issued to comply with Austrian regulations, are included in this Prospectus. This form of report does not comply with United States Generally Accepted Auditing Standards ("U.S. GAAS").

Certain numerical information and other amounts and percentages presented in this Prospectus may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. We present our financial statements in euros.

INDUSTRY AND MARKET DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this Prospectus consists of estimates based on data reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of our sales and markets in which we are active. Such third party sources include publications, statistics and surveys of the following institutions:

- The Vienna Institute for International Economic Studies (WIIW);
- Raiffeisen Zentralbank Österreich AG and Raiffeisen Centrobank AG, CEE Banking Sector Report 2006 and CEE Banking Sector Report 2007 (the latter has been prereleased and is expected to be published in October 2007) (together, "Raiffeisen Research 2006/2007");
- the European Central Bank;

- the Austrian National Bank; and
- the respective national central banks or bank regulatory authorities of CEE.

In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, we have not independently verified that data. We cannot assure you of the accuracy and completeness of, and take no responsibility for, such data. Similarly, while we believe our internal estimates to be reasonable, such estimates have not been verified by any independent sources and we cannot assure potential investors as to their accuracy. We do not intend, and do not assume any obligations, to update industry or market data set-forth in this Prospectus.

Behavior, preferences and trends in the market tend to change. As a result, investors should be aware that data in this Prospectus and estimates based on that data might not be reliable indicators of future results.

Neither we nor the Joint Lead Managers assume any responsibility for the correctness of any market or industry data included in this Prospectus. We confirm that the information provided by third parties has been accurately reproduced. So far as we are aware and have been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

FORWARD-LOOKING STATEMENTS

This Prospectus contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business Description" and in other sections statements that are, or may be deemed to be, "forward-looking statements." In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industries in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Prospective investors should not place undue reliance on these forward-looking statements.

Many factors could cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained in this Prospectus. We do not intend, and do not assume any obligations, to update these forward-looking statements set-forth in this Prospectus.

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TABLE OF CONTENTS

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SUMMARY

The following summary is to be considered an introduction to this Prospectus. Investors should therefore read the entire Prospectus carefully and base any decision to invest in our Shares on an examination of this Prospectus as a whole, including the Consolidated Financial Statements and the matters set out under "Risk Factors."

Civil liability will attach to us in respect of this Prospectus summary, including any translation thereof, but only if the summary is misleading, incorrect or contradictory when read in conjunction with the other parts of this Prospectus. In the event that claims are brought before a court based on information contained in this Prospectus, application of the national legislation of countries in the European Economic Area could result in the investor appearing as plaintiff bearing the costs of translating this Prospectus before the start of proceedings.

Raiffeisen International Bank-Holding AG

We are one of the leading banking groups with operations exclusively in Central and Eastern Europe ("CEE") (source: Raiffeisen Research 2006/2007), offering customers banking and financial services through an extensive network of banks across the region. We own and operate universal commercial banks and leasing companies in 16 markets in CEE and have representative offices in Lithuania and Moldova. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to corporations, small- and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, asset management, consumer banking services, credit and debit cards, mortgages and leasing.

Our operations are organized according to both business areas and geography. We have divided our business into four business segments: Corporate Customers, Retail Customers, Treasury and Participations & Other. In addition, each of our Network Units is allocated to one of three geographic segments: Central Europe ("CE"), Southeastern Europe ("SEE") and the Commonwealth of Independent States ("CIS").

As part of the Austrian Raiffeisen Banking Group, we are currently, and after completion of the Offering will remain, majority-owned by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders."

As of June 30, 2007, we employed 55,195 people and had total assets of €62.6 billion, an increase of 12.1% from December 31, 2006. For the year ended December 31, 2006, we had a consolidated profit (after taxes and minorities) of €1,182.1 million (including one-off effects) and €593.7 million (excluding one-off-effects). For the six months period ended June 30, 2007 our consolidated profit amounted to €401.4 million. For the year ended December 31, 2006, the consolidated return on equity amounted to 42.6% (including one-off effects) and 21.4% (excluding one-off effects). For the six month period ended June 30, 2007, the consolidated return on equity was 20.3%.

Competitive Strengths

Attractive Market Position. We believe that we have a leading market position in the fastest growing CEE markets as measured both by the geographic coverage of our Network Units, as well as by our position in local markets. We are currently among the top three banks by assets in seven of the markets in which we operate, and in two of these markets we hold the number one position (source: Raiffeisen Research 2006/2007). We believe that our market position is predominantly based on the combination of our strong product offering, our ability to respond quickly to customer demands and our strong brand.

Diversified CEE exposure. Our presence in CEE is spread across a large number of different countries. As of June 30, 2007, approximately 40% of our total assets were in the CE region, approximately 32% in the SEE region and approximately 28% in the CIS region. As a result, we are able to benefit from growth opportunities across these regions without being over-exposed to risks associated with any single country or region.

Local Experience Combined with High Standards of Service. Our ability to combine local expertise with the high quality service and efficiency standards of Western financial institutions is one of our key competitive strengths. In all of our markets we operate with a local bank offering locally adapted but regionally designed products to retail and corporate clients. Our extensive knowledge of the local markets enables us to react proactively to changing client needs. In addition, our network-wide global management ensures that each of our Network Banks delivers the level of service that customers have come to expect from the Raiffeisen brand.

Strong Organic Growth. Our approach is centered on strong and profitable organic growth. Between 2002 and 2006 the banking assets in CEE experienced average annual growth of approximately 30% (Source: National Central Banks, Raiffeisen Research 2006/2007). Over the same period our assets attributable to organic growth grew even more quickly, with an average annual growth of approximately 40%. We define organic growth as change of total assets from which we deduct the cumulated acquired total assets at the date of their acquisition. We attribute this growth, which was above the market average, to our ability to enter new markets and implement new services (such as asset management, insurance or credit cards) early, adapted to local needs and ahead of our competitors.

Coherent M&A Strategy and Successful Integration of Acquisitions. Our recent acquisitions have proven our ability to extend our Network with bolt-on acquisitions at reasonable prices in the context of other recent takeover activity in the region. Furthermore, over the past several years we have demonstrated our ability to successfully integrate acquired banks into our Network. Our ability to implement our credit culture and control systems in all of our Network Banks and to introduce new products, more efficient processes and new distribution channels in banks that we have acquired, and to target new customer groups, has been an important contributor to our success.

Brand Recognition. The Raiffeisen brand stands for a high level of service across CEE. Our brand, which we use consistently across most of our markets, provides customers the confidence that they will be satisfied with our products and services. We believe that the familiarity with our brand among customers allows us to enter new markets and to introduce new products more effectively.

Western style approach to risk and balance sheet management. Despite our significant growth in the geographic regions in which we operate, we apply prudent Western European risk and balance sheet management standards. We believe that the operational improvements of our risk management procedures have led to an advanced risk management system with regard to the organizational setting and diversity of the Network Banks. Part of our active balance sheet management are selective securitization efforts, which are intended to increase our refinancing flexibility and thus further improve our risk/return profile.

Employees. The skill and dedication of our employees are important factors in our success. We continue to promote their development through education and training, and empower them to be entrepreneurial and to show initiative. Our well-trained, motivated workforce allows us to provide excellent service to our customers and to operate efficiently.

Strategy

We intend to continue to grow our presence in Central and Eastern European countries and increase our asset base and profit above market growth rates, in particular through implementing the following strategies:

Focus on fastest growing regions and customer segments

The CEE banking market is one of the fastest growing banking markets in the world. GDP growth in CEE has been more than twice that of the eurozone in the past three years, while the growth rate of banking assets has been even higher. Despite high growth rates in the CEE region over the last years, it still remains relatively "under-banked" compared to Western Europe. Therefore, in addition to attractive GDP growth we expect the ratio of banking assets to GDP to further increase significantly, as the CEE economies mature.

Given that banking markets in the SEE and CIS regions are even less developed than those in CE, we expect banking asset growth in these regions to be particularly high. We believe that our strong positions in SEE and in the CIS regions allow us to take over-proportionate advantage of growth opportunities in both these regions through continued market penetration. The core of our regional strategy therefore is to increase our market share in SEE and CIS by expanding our branch network, particularly in Russia and Romania, and by increasing our use of alternative sales channels, such as direct sales forces.

As a result of our leadership role in highest growth markets and leading presences in profitable growth markets, we consider ourselves well positioned to further benefit from opportunities in all of these markets.

In our Corporate Customers segment, which accounted for approximately 53% of our profit before tax for the six months ended June 30, 2007 and which remains a cornerstone of our strategy, we intend to build upon our proven strengths. Our outstanding corporate business focuses on large corporates as well as on attractive opportunities in the mid-market segment. While we respond to customer needs by strengthening our capital markets focus—and thus accompany our larger corporates in their own development—we also focus on the highly profitable mid-market segment and leverage our excellent product capabilities across our local Network Banks..

We believe that our rapidly evolving retail strategy has proven successful, with an increase in the contribution to profit before tax by our Retail Customers segment from approximately 30% in the first half of 2006 to approximately 37% in the first half of 2007. We aim to strengthen the growth prospects in our growing Retail Customer segment by continued bank-wide product initiatives and implementing best practice methods from local markets. These initiatives will also take into account the needs of our clients in local markets which vary, for example, due to different regulatory requirements or different needs with regard to product features. In addition, we intend to increasingly focus on value-added products, such as asset management and insurance, as we expect these products to substantially gain importance given the increasing prosperity of our clients in these markets. The retail strategy is in the center point of our overall strategy and we aim to continue to significantly increase the relative importance of this segment in terms of revenue and profit contribution.

Capitalize on leading SEE and CIS market positions and realize benefits of recent acquisitions

Our Network currently covers 16 markets in which we hold seven top three positions in local markets and we are also the market leader in Albania and Serbia (source: Raiffeisen Research 2006/2007). In most of the countries in SEE and CIS, we enjoy strong positions in key product and/or customer segments (source: Raiffeisen Research 2006/2007).

These positions provide us with the ability and scale to invest in new distribution channels and to roll out standardized product offerings which meet our customers' needs. Our leading market positions permit us to leverage our success and well-recognized brand name in established and newly entered markets and product areas. We can capitalize on, and further enhance, our market penetration through our multi-channel approach and through the introduction of new products, be it asset or deposit products, as well as generate commission income through asset management or insurance products.

Our position in CIS has benefited from our acquisitions in the Ukraine (Bank Aval) and Russia (Impexbank). Both acquisitions fit perfectly into our expansion and product strategy and we believe that they allow us to continue to advance our retail and corporate strategies in both markets.

We believe that the extension of our customer base will allow us to take advantage of significant growth opportunities and enhance our ability to grow profitably. Furthermore we acquired substantial know-how in new distribution channels by the takeover of eBanka in the Czech Republic. The integration of all three acquired companies is proceeding according to plan and we expect to realize the full benefits of the integration of these companies into our banking network (for example IT-integration, new product initiatives, sales-force training and rebranding) in the short to medium term.

Advanced balance sheet management and focus on less capital intensive growth

We aim to intensify our capital and balance sheet management in order to further enhance Group profitability and support our envisaged asset growth potential of above 20% per year until 2009. In this context we intend to place greater emphasis on securitization in the medium term to support our credit strength, promote growth and market share expansion at attractive risk-adjusted returns and to enhance the efficient and flexible use of our capital base depending upon market and product opportunities. Thus, we aim to increase our annual securitization volume to make capital available to underwrite new business in order to support our continuing growth.

As part of our strategy we also aim to significantly increase the share of non interest-related revenue sources. In particular, commission income from securities and transfer payment businesses, asset management and insurance brokerage allow for less capital intensive growth and are thus an efficient way to increase our profitability.

Continue to improve operational efficiency

We continuously pursue the goal of improving the efficiency of our operations. Accordingly, we introduced a number of strategic initiatives targeting further cost savings, as well as initiatives aimed at higher income generation. A core element of these initiatives is our orientation to Six Sigma management tools, which have been introduced in all our markets. In 2006 we were able to complete 68 cost saving projects with estimated one-time benefits of approximately €33 million in that year.

We constantly aim to leverage our cost savings potential by analyzing and refining our processes, identifying best practice examples in local markets and then transferring them to other Network Units. An important part of this approach is also the further centralization of back-office functions and processes. Furthermore, we expect to benefit from the implementation of a centralized procurement.

With regard to income generation, we aim to improve our sales success through targeted personnel development and sales force effectiveness programs.

Pursue further growth opportunities through selective acquisitions

We pursue a selective acquisition policy to develop our Network at a faster pace and to further expand our customer base in the retail and corporate segment. In particular, we expect that acquisition opportunities will most likely arise in SEE and CIS countries and therefore we continue to closely monitor potential targets across these regions. In addition, we also consider acquisitions in new markets in Central and Eastern Europe and countries of the former Soviet Union in which we are not currently active.

We expect our acquisitions to add new distribution networks and customers and to be adaptable to our corporate culture, including our risk management and customer service standards. In general we expect our acquisitions to add value for our shareholders.

Apart from expected growth opportunities, price considerations and the evaluation of the competitive environment, availability of management resources and our integration capabilities are important factors when we consider a potential acquisition.

Summary of Risk Factors

Risk Relating to Our Business

- We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe.
- We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors.
- Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks.
- A significant portion of our total profit in the past three years has come from our Treasury segment, which can be volatile.
- The integration of acquisitions may be difficult and we may not be able to achieve anticipated synergies or other expected benefits.
- Future acquisitions will create additional challenges.
- We may not be able to continue to grow at the same pace as in the past.
- We may have difficulty recruiting or retaining qualified employees.
- There are risks associated with complex information technology systems.
- Defaults by customers or counterparties may lead to losses which exceed our provisions and the maximum probable losses envisaged by our risk management procedures.

- Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.
- We rely on a relatively small number of large creditors and depositors for funding and liquidity, and some of our funding sources are vulnerable to down-turns in the credit or capital markets.
- We are exposed to interest rate risks.
- We could be required to write down the value of goodwill resulting from previous acquisitions on our balance sheet.
- We face significant operational risks inherent in the banking business.

Risks Relating to Regulatory and Legal Matters

- We are affected by banking regulations both in Austria and in the countries of Central and Eastern Europe where we operate.
- Our implementation of Basel-II standards could be delayed, which could require us to main higher own funds to fulfill regulatory minimum capital requirements.
- Non-compliance with regulatory requirements may result in enforcement measures.
- Regulatory changes, including changes to applicable health and safety standards, labor laws, social legislation, competition rules or local taxation may adversely affect our business.
- The legal systems and procedural safeguards in many CEE countries are not yet fully developed.
- Tax laws in certain CEE countries are not fully developed and are subject to frequent changes.
- Applicable laws, including bankruptcy laws, in various CEE countries may limit our ability to obtain payments on defaulted credits and to enforce security and/or guarantees.
- Compliance with anti-money laundering rules involves significant costs and efforts and non-compliance may have severe legal and reputational consequences.

Risks Relating to Our Shareholding and Corporate Structure

- Investors, in general, will not be able to affect the outcome of any shareholder vote.
- Potential conflicts of interest between us and RZB or other companies of the RZB Group could be resolved in a manner unfavorable to us.
- Many of our investment and risk policies and internal limits are set by RZB.
- Several significant agreements require RZB's ownership interest in us to stay above certain thresholds.
- Financial challenges experienced by RZB could adversely affect us.
- We are a holding company and depend upon our subsidiaries for funds to pay dividends and support the operations of our other subsidiaries.
- Third-party minority shareholders at several of our subsidiaries may limit our ability to take decision with regard to the relevant subsidiary and its business activities.

Risks Relating to the Offering and the New Shares

- Our ability to pay dividends to our shareholders is uncertain.
- Future sales or distributions of our Shares by RZB or other existing shareholders could depress the market price of the Shares.
- Investors may not be able to enforce judgments of United States courts against us or against members of our Supervisory Board or Management Board.
- The price of our Shares is influenced by various factors, many of which are outside our control, and could therefore prove to be volatile.

- Investors resident in countries other than Austria may suffer dilution if they are unable to exercise subscription rights in future capital increases.
- Fluctuations in the value of the euro will affect the value of the Shares when converted into other currencies.
- Rights of shareholders in an Austrian corporation may differ from rights of shareholders in a corporation organized in another jurisdiction.
- A suspension of trading in our Shares could adversely affect the share price.

SUMMARY OF THE OFFERING

Subject Matter of the Offering	The Offering consists of the Rights Offering to our shareholders and holders of subscription rights and the International Offering of the New Shares not subscribed for in the Rights Offering.
New Shares	Up to 11,897,500 of our newly issued ordinary voting bearer shares with no par value with a calculated notional amount of €3.05 per share which are vested with dividend rights as of January 1, 2007. The final number of New Shares is expected to be determined on or about October 3, 2007, announced via electronic media on or about October 3, 2007 and published in the Austrian Official Gazette (*Amtsblatt zur Wiener Zeitung*) shortly thereafter, expected to be October 5, 2007.
Rights Offering	Our shareholders are invited to exercise their subscription rights to subscribe for the New Shares at the Offer Price at a ratio of one New Share for every twelve existing Shares held. Any subscription rights not exercised in the Rights Offering will expire without value by the end of the Subscription Period (as defined below).
International Offering	The New Shares for which subscription rights are not exercised in the Rights Offering will be offered in the International Offering which consists of (i) a public offering to retail and institutional investors in the Republic of Austria, (ii) a private placement to selected institutional investors outside the Republic of Austria and outside the United States in reliance on Regulation S and (iii) a private placement in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act.
Subscription Period / Offer Period ...	The Subscription Period during which subscription rights may be exercised in the Rights Offering and the Offer Period during which investors may offer to purchase New Shares in the International Offering begin on September 19, 2007 and are expected to end on October 3, 2007. The Offering may be revoked, suspended or extended, the Subscription Period or the Offer Period may be extended or terminated, or the Offer Period may be shortened at the absolute discretion of Raiffeisen International and/or the Joint Lead Managers at any time. If the Rights Offering is terminated, exercised subscription rights will become void and any payment made for the subscription will be returned to the subscriber without interest.
Maximum Offer Price	The maximum Offer Price has been set at €120.00 per New Share.
Final Offer Price	The Offer Price in the Rights Offering and the Offer Price in the International Offering will be identical. The final Offer Price will be set by us and the Joint Lead Managers upon conclusion of the book-building process and taking into account the closing price of our ordinary shares on or about October 3, 2007, and will be equal to or below the maximum Offer Price. The final Offer Price is expected to be announced via electronic media on or about October 3, 2007 and published in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) shortly thereafter, expected to be October 5, 2007.

Exercise of Subscription Rights ...... Subscription rights may be exercised at the maximum Offer Price or at a lower price designated by the shareholder or holder of the subscription rights. A shareholder or holder of subscription rights who places an order at a price lower than the maximum Offer Price, will only receive New Shares if the price limit set by the shareholder is not lower than the final Offer Price. Subscription rights will expire without value if the price limit set by the shareholder is lower than the final Offer Price. Shareholders and holders of subscription rights who subscribe for New Shares without setting a price limit or who set a price limit matching the maximum Offer Price will receive the full number of New Shares for which they subscribed. The subscription rights will expire at the end of the Subscription Period, expected to be on October 3, 2007.

Holders of subscription rights held through a depositary bank that maintains a securities account with OeKB or through a financial institution that is a participant in Euroclear or Clearstream, are required to exercise their subscription rights by instructing such bank or financial institution to subscribe for New Shares on their behalf.

No application will be made for trading of the subscription rights on any stock exchange.

The exercise of subscription rights and the New Shares have not been and will not be registered under the Securities Act or any U.S. state securities laws. Accordingly, subscription rights may be exercised only by or on behalf of those shareholders in the United States who are qualified institutional buyers within the meaning of Rule 144A under the Securities Act and who deliver an investment letter in the prescribed form and comply with the other requirements set forth in "The Offering" and "Transfer and Selling Restrictions."

Take-up of New Shares by RZB ...... RZB has committed to exercise at least 71.4% of its subscription rights in the Rights Offering. Assuming the issuance of 11,897,500 New Shares, the maximum number of New Shares offered hereby, RZB would exercise subscription rights for at least 5,948,750 New Shares, or 50.0% of the total New Shares issued.

Preferential Allocation to Customers of the Raiffeisen Banking Group ... Austrian retail investors who are customers of member banks of the Raiffeisen Banking Group will receive a preferred allocation of up to 100 New Shares each.

Delivery and Settlement .... Delivery of the New Shares in book entry form against payment is expected to take place on October 9, 2007.

Stock Exchange Listing .... Our ordinary shares are currently listed on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*) and traded in the Prime Market segment under the symbol "RIBH".

Application will be made to admit the New Shares to trading on the Official Market of the Vienna Stock Exchange and, subject to approval by the Vienna Stock Exchange, trading in the New Shares is

	expected to commence in the Prime Market segment of the Vienna Stock Exchange on or about October 5, 2007.
Lock-up	We and our principal shareholder RZB are obligated vis-à-vis the Joint Lead Managers, during the period beginning on the date of this Prospectus and ending on the date 180 days from the Closing Date of the Offering, not to effect certain measures that could have an effect on the market of our Shares without the prior written consent of the Joint Lead Managers. For further information on the lock-up agreements, see "Plan of Distribution—Lock-up Provisions".
Use of Proceeds	Based on an assumed Offer Price of €99.87 per New Share (being the closing price of our shares on the Vienna Stock Exchange on September 17, 2007), we expect the net proceeds of the Offering to be approximately €1,163.4 million, after deduction of capital contribution tax (*Gesellschaftsteuer*), underwriting commissions and other expenses related to the Offering. We intend to use the net proceeds from the Offering to fund further dynamic asset growth in CEE with a special emphasis on retail banking and the mid-market segment.
Dividends	The New Shares are entitled to dividends as of January 1, 2007. See also "Dividend Policy".
International Securities Identification Number (ISIN)	AT 0000606306 (outstanding Shares and New Shares) AT 0000A06NM0 (subscription rights)
Reuters Symbol	RIBH VI
Bloomberg Symbol	RIBH AV
Thomson Symbol	RIBH-VI
Trading Symbol	RIBH
Commercial Name	Raiffeisen International

SUMMARY FINANCIAL AND OPERATING DATA

The following summary consolidated financial data of our Group are derived from our Audited Annual Consolidated Financial Statements as at and for the years ended December 31, 2004, 2005 and 2006 and from our Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2006 and 2007. This selected financial data should be read in conjunction with such financial statements as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(unaudited)
	(in € millions, except % and per share amounts)			
Balance sheet data				
Total assets	28,907.4	40,694.9	55,867.0	62,643.6
Trading assets	2,447.0	1,656.3	2,683.7	2,713.9
Loans and advances to banks	4,779.4	5,794.3	8,202.4	8,807.2
Loans and advances to customers	16,242.3	24,714.0	35,042.7	41,897.5
Impairment losses on loans and advances	(366.3)	(649.8)	(872.1)	(967.7)
Financial investments	2,329.4	2,807.2	2,787.5	2,659.6
Tangible fixed assets	441.0	738.8	1,055.7	1,051.1
Intangible fixed assets	177.0	880.7	1,220.7	1,213.2
Deposits from banks	6,619.8	10,236.5	13,813.6	16,919.8
Deposits from customers	18,169.5	24,889.5	33,156.3	35,700.4
Liabilities evidenced by paper	662.5	759.1	1,421.7	1,948.5
Shareholders' equity (incl. consolidated profit)	1,840.1	2,801.2	3,985.7	4,310.3
Supplemental balance sheet data				
Risk-weighted assets (banking book)	16,690.1	26,582.0	38,001.7	41,398.7
Own funds requirement for market risk positions	235.9	266.6	244.0	266.7
Tier 1 capital (core capital)	1,977.1	2,392.5	3,705.4	3,724.9
Total own funds (total capital)	2,359.8	2,937.6	4,512.9	4,584.9
Tier 1 ratio (banking book) (in %)	11.8	9.0	9.8	9.0
Tier 1 ratio (including market risk) (in %)	10.1	8.0	9.0	8.3
Own funds ratio (total capital ratio) (in %)	12.0	9.8	11.0	10.2

	For the year ended December 31,			For the six months ended June 30,	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in € millions, except % and per share amounts)				
Income statement data					
Net interest income	803.5	1,202.1	1,763.9	789.8	1,078.8
Provisioning for impairment losses on loans and advances	(137.6)	(167.3)	(308.9)	(125.0)	(153.3)
Net interest income after provisioning	665.9	1,034.8	1,455.0	664.8	925.5
Net commission income(1)	441.4	606.6	933.3	415.6	572.2
Trading profit/(loss)(1)	78.4	101.0	174.8	71.3	79.3
General administrative expenses	(823.3)	(1,162.5)	(1,693.7)	(744.2)	(1,002.7)
Profit before taxes	340.8	568.6	1,479.6	421.0	606.6
Consolidated profit	209.4	382.3	1,182.1	289.2	401.4
Supplemental income statement data					
Earnings per share (in €)	1.93	2.79	8.29	2.03	2.82
Dividend per share (in €)	0.31	0.45	0.71	—	—
Return on equity after taxes (in %)	17.6	17.6	39.1	21.0	20.9
Return on assets before taxes (in %)	1.4	1.7	3.2	2.0	2.1
Cost/income ratio (in %)	63.5	61.6	59.1	59.1	57.3
Risk/earnings ratio(2) (in %)	17.1	13.9	17.5	17.5	14.2
Impairment losses on loans and advances/ average risk-weighted assets (banking book) (in %)	0.98	0.81	0.97	0.97	0.77

(1) In 2006, we changed our method of presenting income from foreign exchange transactions involving customers. The trading margins achieved are split into a trader margin and a customer margin. The customer margins from such transactions are now shown in net commission income, while the trader margins are still recognized in trading profit. The reclassification has also been applied retrospectively to the results from 2005 and 2004. As a result of the retrospective adjustments for 2005 and 2004, the relevant figures shown in the table above differ from those presented in the Audited Annual Consolidated Financial Statements for the years ended December 31, 2005 and 2004 included elsewhere in this Prospectus.

(2) The risk/earnings ratio is defined as provisioning of impairment losses divided by net interest income for the relevant period.

Before subscribing for or purchasing any New Shares or making any other investment decision in relation thereto, shareholders or prospective investors should consider carefully the specific risk factors set out below, and the other information contained in this Prospectus, including the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Drivers" and "Risk Management" and the Consolidated Financial Statements and related notes. We consider the risks described below to be the most material risks relating to an investment in our Shares. The occurrence of one or more of these risks alone or in combination with other circumstances could have a material adverse effect on our business, cash flows, financial condition, results of operations or prospects. The risks described below might, in retrospect, turn out not to be complete or prove not to be exhaustive and therefore may not be the only risks to which we are exposed. The order in which the risks are presented below does not reflect the likelihood of their occurrence or the magnitude or significance of the individual risk. Other risks and uncertainties of which we are not currently aware or which we do not consider significant at present could also impair our business operations or have a material adverse effect on our business, cash flows, financial condition, results of operations or prospects.

The market price of our Shares could fall if any of these risks were to materialize, in which case investors could lose all or part of their investment.

Investors should only purchase the Company's Shares for inclusion into a broadly diversified portfolio. Those investors who have any reservations regarding the content of this Prospectus should contact their stockbroker, bank, lawyer, tax advisor or financial advisor. The information in this Prospectus is not equivalent to the professional advice of the persons mentioned above.

Risk Relating to Our Business

We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe.

We have Network Units in 16 CEE markets and a more limited presence in Lithuania and Moldova. Virtually all of our income is derived from our operations in these countries and part of our strategy is to further expand our existing operations in the region and to develop operations in other CEE countries. As a result, our operations are exposed to risks common to all regions undergoing rapid political, economic and social change, including currency fluctuations, exchange control restrictions, evolving regulatory environment, inflation, economic recession, local market disruption and labor unrest. The occurrence of any of these events may adversely affect our ability to conduct our business in the affected part of the CEE region. The occurrence of one or more of these events may also affect the ability of our clients or counterparties located in the affected country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us.

The prevailing political, economic and social conditions in a country or region also significantly affect the general demand for loans and other banking services in that country or region. The possibility of future instability or a reaction against market reforms cannot be discounted, as demonstrated, for example, by the political crisis in Ukraine at the end of 2004 as a result of wide-spread irregularities during the presidential elections. Our exposure to Ukraine increased significantly after we acquired Aval Bank in October 2005. The risk of direct government interference in times of economic crises is also generally higher in the CEE markets in which we operate than in Western European countries. Under economic pressure, local government may be more likely to implement a variety of measures, ranging from various forms of transfer restrictions to foreign currency restrictions to the seizures of physical or financial assets. The Russian government, for example, imposed a 90-day moratorium on the payment of bank obligations to foreign counterparties immediately after it defaulted on its short-term local currency debt in August, 1998. Consequently, the income of our subsidiaries, our financial condition and results of operations are sensitive to the political and social developments in CEE and to the performance of the relevant economies.

The level of risk, however, differs significantly from country to country, and generally depends on the economic and political development stage of each country. Political and economic instability are particular concerns in Southeastern Europe (except for Bulgaria and Romania, which joined the EU in 2007, and Croatia, which hopes to become a member of the EU by 2010) and in Belarus, Russia and Ukraine. While we do have a system of controls and procedures designed to mitigate country risk, there can be no assurance that future

political, economic and social developments in CEE will not have a significant adverse effect on our business, financial condition or results of operations, or impair our ability to implement our strategies.

We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors.

We face significant competition in all aspects of our business. Our subsidiaries compete with a number of large international financial institutions and local competitors, including retail and commercial banks, mortgage banks, investment banking firms, brokerage firms and other financial services firms.

The trend towards consolidation in the global financial services industry is creating competitors with extensive ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. These global financial institutions may be more attractive, especially to certain large corporate customers, because of their world-wide presence and their ability to provide banking services beyond CEE.

We face competition from local banks which, in many cases, have a considerably larger presence than we do in certain countries. While we do have one of the largest overall presences of any banking group in CEE (source: Raiffeisen Research 2006/2007), some of our Network Banks have relatively small market shares in their respective local markets. In many markets, we face competition from established local banks which operate a larger number of branches than we do and which are able to offer customers a wider range of banking and financial products and services. Larger local competitors also benefit from relationships with a large number of existing customers. Consequently, local banks may enjoy a competitive advantage in some markets, which may make it difficult for us to compete effectively in those markets.

As banking markets in CEE mature, we expect competition from both global financial institutions and local competitors to increase and for net interest margins to fall. In particular, we expect that, with the EU accession of a number of CEE countries, competitive pressures will increase as banking groups already active in the CEE banking markets seek to expand their presence. New entrants may also move into these markets. Our ability to compete effectively will depend on the ability of our businesses to adapt quickly to significant market and industry trends. If we fail to compete effectively with either larger local competitors or large multinational financial institutions our business, results of operations and financial condition may be adversely affected. For a more detailed discussion of the current competitive landscape and competition trends in the CEE banking markets, please see "Market Overview—Competition" below.

Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks.

Almost all of our operations, assets and customers are located in CEE countries that are not part of the eurozone. Our operations in these countries account for virtually all of our income and for the large majority of our liabilities and expenses. Accordingly, our balance sheet position and results of operations are exposed to the effects of fluctuations in the value of the euro against the local currencies of these countries.

Even where loans to our customers are denominated in euros, these customers typically derive their main income in local currencies, which leaves them exposed to currency risk. A significant depreciation of the relevant local currency against the euro would make it more difficult for these customers to repay their loans, and the credit risk associated with these customers and default rates could increase.

In addition, exchange rate movements between the euro and the local reporting currencies of our Network Units in CEE have a significant effect on our balance sheet positions stated in euro terms. We show translation differences between the local currency denominated equity positions of our fully consolidated Network Units and the euro as effects arising from currency translation which reduce our equity.

The currencies of some of the CEE countries in which our subsidiaries operate have been highly volatile in the past and, in the case of Belarus, Romania and Russia, have suffered from hyperinflation, which has had a negative impact on our results of operations in these countries. The effects of exchange rate fluctuations on our financial statements are more fully explained under "Management's Discussion and Analysis of Financial

Condition and Results of Operations—Effects of Currency Fluctuations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" below.

A significant portion of our total profit in the past three years has come from our Treasury segment, which can be volatile.

In 2006, our Treasury segment contributed €241.5 million, or 27% of total profit before tax excluding one-off effects. We take a number of open (unhedged) positions on interest rates, currency rates and financial instruments in the expectation that favorable market movements will result in profits. These open positions expose us to market risk, i.e. the risk that changes in interest rates, in exchange rates or in the prices of securities could lead to losses. Actual trading and market positioning is decentralized and takes place on a local level at each Network Bank, based on market risk limits approved and monitored for each Network Bank by RZB and RI.

Because our trading income depends on numerous factors that are unpredictable and beyond our control, results from our treasury operations can be volatile and may lead to significant losses. Our trading income over the past years has been derived primarily from currency-related and interest rate-related contracts and to a lesser extent from securities trading and investment and there is no guarantee that the level of trading income achieved in fiscal year 2006 can be improved, or that it is sustainable. A significant decline in our trading income or running a trading loss could adversely affect our business, results of operations and financial condition.

The integration of acquisitions may be difficult and we may not be able to achieve anticipated synergies or other expected benefits.

Over the past several years, we have made a number of acquisitions including in the Czech Republic, Russia, Ukraine, Albania, Belarus, Kosovo, Slovenia, Romania and Bosnia & Herzegovina. Acquisitions require the attention of management and the diversion of other resources. Our ability to integrate and manage acquired businesses effectively and to handle any future growth will depend upon a number of factors, including our ability to:

- integrate the infrastructure of the acquired businesses, including management information systems and risk and asset-liability management systems;
- achieve synergies in a timely manner and to control costs;
- resolve outstanding legal, regulatory, contractual and labor issues arising from the acquisition;
- integrate marketing, customer service and product offerings;
- integrate different company and management cultures; and
- convert the IT and other systems and procedures of the acquired businesses to Raiffeisen standards to promote our business model and branding.

Although our acquisitions are based on a thorough financial and legal due diligence, we may face undetected risks that only become apparent after the completion of an acquisition in the course of integration. Also we may not be able to address all risks that are inherent in the acquired business operations through standard contractual representations and warranties, or potential claims under such representations and warranties may have become time-barred at the time a risk materializes. In addition, cross-border acquisitions, especially in countries where we have not had a previous presence, can be particularly challenging because of language barriers and differences in national cultures, business practices and political and legal systems.

Although we believe that the integration of our existing operations across CEE has progressed satisfactorily, there can be no assurance that significant difficulties will not arise, or that material additional expenditures will not be necessary. If we fail to successfully integrate acquired businesses on a timely and efficient basis, face higher than expected costs or operational risks in the integration process or cannot sufficiently expand or otherwise improve the profitability of the banks we have acquired in the past or may acquire in the future, we may be unable to achieve anticipated synergies or other expected benefits. Failure to integrate our operations successfully could have a material adverse impact on our business, results of operations and financial condition and may prevent us from achieving our strategic objectives.

Future acquisitions will create additional challenges.

As part of our growth strategy, we may decide to make additional acquisitions in the future to complement the organic growth of our Network. Whether we will be able to successfully pursue our strategy of accelerating growth through selected acquisitions will depend on, among other things, our ability to identify suitable acquisition or investment opportunities and to successfully consummate those transactions. You can find more detail on our criteria for evaluating potential acquisitions under "Business Description—Strategy—Pursue further growth opportunities through selective acquisitions".

Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market.

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to any acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a business prior to its acquisition. For example, the failure to identify and accurately determine the level of credit risk or market risk to which an acquired business is exposed prior to its acquisition may lead to unexpected losses following the acquisition which may have a significant adverse effect on our overall business, results of operations and financial condition.

We may not be able to continue to grow at the same pace as in the past.

In the past, our business has been characterized by rapid regional expansion. Our strategy has relied, and will continue to rely, on our ability to identify and enter promising new product areas, customer segments and geographic markets early on and ahead of our competition and to expand then locally. We originally pursued this strategy entirely through organic growth and, more recently, through various acquisitions. Our expansion strategy, however, faces challenges resulting from of a variety of factors beyond our control.

Our ability to grow organically will depend in large part on the continued general growth of the banking sector in the countries in which we operate. Growth of the CEE banking sector may slow for a variety of reasons. As the economies of CEE mature, growth in the banking sector can be expected to slow and, over the longer term, to grow in line with the growth of the overall economy. In particular, because banking markets in CE are more established than those in SEE and CIS, we expect that the value of banking assets as a percentage of GDP will grow more slowly in Central Europe than in other less-mature banking markets. The Czech Republic, Hungary, Poland, Slovakia and Slovenia joined the European Union in 2004 and Bulgaria and Romania joined the EU in 2007, while Croatia hopes to become a member of the EU by 2010. Economic growth in the CEE region may be restrained in coming years by European Union legal, fiscal and monetary regulations, which may limit a country's ability to respond to local economic circumstances. Moreover, some CEE countries are expected to raise tax rates and levies to EU standards to put public sector finance on a sustainable basis. We also expect that, with accession, competitive pressures will increase as banking groups already active in the CEE banking markets will seek to expand their presence. New entrants may also move into these markets. Slowing growth of the banking sector in the CEE region along with increased competition will make it difficult to grow organically at the same rate as in the past. Failure to identify and to realize suitable acquisition opportunities or to integrate any future acquisitions successfully may make it impossible for us to successfully implement our strategy of accelerating growth through selected acquisitions. This may have a significant adverse effect on our business, financial condition and results of operations.

As part of our overall growth strategy, we have particularly expanded over recent years and seek to continue to expand our business with retail customers throughout the region. Our continued expansion in this market requires significant investments in our branch network, as well as new products and services geared towards retail customers. Our Retail Customers segment was profitable for the first time in 2004. Because expansion of our business with retail customers requires significant up front costs, we are relying on our ability to grow our Retail Customers segment considerably to achieve profitability in line with our other businesses. Failure to continue to expand our retail banking business profitably will have a significant adverse effect on the overall growth of our business, and on our results of operations and financial condition.

We may have difficulty recruiting or retaining qualified employees.

The continued growth of our existing operations and our ability to successfully expand into new markets depends on our ability to retain existing employees and to identify and recruit additional individuals who are not only familiar with the local language, customs and market conditions, but also have the necessary qualifications and level of experience in banking. In many of the emerging markets in which our subsidiaries operate, or in which we may want to enter in the future, the pool of individuals with the required set of skills is much smaller than in most Western European countries or the United States. Increasing competition for labor in CEE from other international financial institutions with significant capital resources may also make it more difficult for us to pay competitive compensation and to attract and retain qualified employees and may lead to rising labor costs in the future, as has already happened in Russia.

If we are unable to attract and retain new talent in key strategic markets or if competition for qualified employees increases our labor costs, it may have a material adverse effect on our business, results of operations and financial condition and may impair our ability to achieve our strategic objectives.

There are risks associated with complex information technology systems.

Large-scale institutional banking activities, such as those conducted by us, are increasingly dependent on highly-sophisticated information technology ("IT") systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, malicious hacking, physical damage to vital IT centers and computer virus infection. Harmonizing the IT systems in all individual Network Banks to create a consistent IT architecture poses significant challenges. In addition, our IT systems need regular upgrading to meet the needs of changing business and regulatory requirements and to keep pace with the rapid growth of some of our Network Banks and our possible expansion into new markets.

Despite the fact that we constantly invest substantial resources in upgrading and enhancing our IT-systems, we still face some functional limitations, especially in those units which we acquired more recently. These limitations affect some of our Network Units with respect to certain aspects of their operations, including real-time centralized collection of branch and account data. These may lead to suboptimal decisions, which in turn may have an adverse effect on our business, financial condition and results of operations.

Our IT-landscape consists of several different core systems and a relatively large number of additional IT-systems. This complexity may further increase the efforts and costs involved in adjusting our IT systems on a Group-wide basis, such as in connection with the adaptations required by Basel II, the implementation of a network-wide management information system or of country-specific changes such as the conversion of a country's local currency to the euro. You can find a detailed discussion of our IT system and IT strategy under "Business Description—Information Technology" below.

The problems, challenges and upgrade requirements described above pose significant risks to our business, even though we have taken measures to protect ourselves against them. We may not be able to implement necessary upgrades on a timely basis and upgrades may fail to be fully functional as required. In addition to costs incurred as a result of any failure of our IT system, we could face fines from bank regulators. Consequently, any major disruption of our existing IT systems or a failure to meet the challenges described above may have a material adverse effect on our business, results of operations and financial condition.

Defaults by customers or counterparties may lead to losses which exceed our provisions and the maximum probable losses envisaged by our risk management procedures.

Like other financial institutions, business in our Network Units is exposed to the risk that third parties who owe us money, securities and other assets will not perform their obligations. This credit risk includes risks related to traditional bank loans as well as other banking and non-banking activities. If our customers or counterparties default on their obligations to us we will incur losses.

In accordance with IFRS, we account for the possibility that a customer may default by making provisions for expected losses. These provisions reflect our estimates of probable losses in our loan portfolio. If a higher than expected proportion of our customers default or if the average amount lost as a result of defaults is higher than expected, our actual losses due to customer defaults will exceed the amount of our provisions and our

operating profit will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances." As of June 30, 2007, our total provisions for impairment losses amounted to €967.7 million.

We also actively manage credit risk and analyze credit transactions by calculating the expected loss resulting from an event of default (based on our historical loss experience) and by determining the unexpected loss on our loan portfolio (based on our estimate of the likely maximum deviation from the expected loss). Our expectations about future credit losses may, however, be incorrect for a variety of reasons. An unexpected decline in general economic conditions, unanticipated political events or a lack of liquidity in the economy may all result in credit losses which exceed the amount of our provisions or the maximum probable losses envisaged by our risk management procedures. Because our operations are concentrated in CEE, we are particularly exposed to the risk of a general economic downturn or other event which affects default rates across CEE.

In addition, as part of the continuous growth of our Retail Customers segment, we have also increased our exposure to unsecured consumer finance loans. While the interest margin on these loans is typically higher than on secured loans, they also expose us to a higher degree of risk, since there is a lower probability of recovery if a borrower defaults on interest or principal payments.

If losses due to customer and counter-party defaults significantly exceed the amounts of our provisions, this could have a significant adverse effect on our business, results of operations and financial condition.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

We cooperate closely with RZB in the area of risk management and invest substantial time and effort in our strategies and procedures for managing not only credit risk, but also other risks, such as country risk, market risk, liquidity risk, operational risk and settlement risk. These strategies and procedures may nonetheless fail under some circumstances, particularly if we are confronted with risks that we have not identified or anticipated. Some of our methods for managing risk are based upon observations of historical market behavior. Statistical techniques are applied to these observations to arrive at quantifications of our risk exposures. These statistical methods may not accurately quantify our risk exposure if circumstances arise which were not observed in our historical data. In particular, as we enter new lines of business, our historical data may be incomplete. As we gain more experience we may need to make additional provisions if default rates are higher than we had expected.

If circumstances arise that we did not identify, anticipate or correctly evaluate in developing our statistical models, our losses could be greater than the maximum losses envisaged by our procedures. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, we may experience material unanticipated losses, which could have a significant adverse effect on our business, results of operation and financial condition.

We rely on a relatively small number of large creditors and depositors for funding and liquidity, and some of our funding sources are vulnerable to down-turns in the credit or capital markets.

We rely on a relatively small number of large creditors and depositors for funding and liquidity. As of June 30, 2007, the total amount of funding provided by RZB and its group units (including in the form of subordinated capital and by way of guarantees) accounted for 16.8% of our total debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources-Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" for more details. This concentration of creditors and depositors increases our liquidity risk. Should one or more of our large creditors or depositors decide to reduce their exposure to us and suddenly withdraw a significant part of or all of their deposits, we may need to meet the resulting liquidity needs by short-term borrowings in the interbank market or by other means which would result in additional costs and adversely affect the liquidity situation of the relevant Network Bank.

In addition to loans from financial institutions and deposits from retail customers, we have increasingly been using securitization, including conduit securitization, the packaging of designated portfolios of loans or leasing claims, and the redistribution of these portfolios to investors, as a funding source, and we expect that, depending on market conditions, securitization may play a greater role in our funding strategy in the future. Our ability to use securitization as a funding source is dependent on the market for securitization products. This market has been subject to significant down-turns in the past, and market conditions for these products are currently very difficult. Prolonged difficult market conditions in the market for securitization products could prevent us from using securitization as a funding source and require us to turn to other, potentially more expensive, funding sources, to meet our liquidity needs.

If we are unable to meet our liquidity needs without incurring significant costs, our business, results of operations and financial condition may be adversely affected.

We are exposed to interest rate risks.

Like all banks, our Network Banks earn interest from loans and other assets, and pay interest to their depositors and other creditors. If interest rates change, then both the level of interest income and interest expense will change. The effect of changes in interest rates on our net interest income will depend on the relative level of assets and liabilities that are affected by the change in interest rates. Were interest rates to rise, our net interest income would fall in the short term due to differences in duration between assets and liabilities. Consequently, large increases in interest rates can be expected to negatively affect our net interest income.

We could be required to write down the value of goodwill resulting from previous acquisitions on our balance sheet.

As of June 30, 2007, the value of goodwill on our balance sheet was approximately €835 million, which consisted primarily of goodwill resulting from previous acquisitions.

Pursuant to IFRS 3 "Business Combinations", goodwill will be tested for impairment annually or if events or changes in circumstances indicate that it might be impaired. For a more detailed description of our goodwill accounting, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Impairment of Assets—Intangible Fixed Assets."

Goodwill is reviewed for impairment at certain times and at least at the end of each financial year as well as at any time when there is an indication based on market developments that goodwill has been impaired which may lead to extraordinary amortization charges.

The carrying value of goodwill on our balance sheet would be reduced in the event that an economic downturn, increased competition or any other adverse event caused our estimate of our businesses' future cash flows to be revised downwards or if the rate used to discount the cash flows is increased. Depending on the size of the reduction in goodwill, such a reduction could have a material adverse effect on our results of operations in that period, on the reported amount of our assets and our equity.

We face significant operational risks inherent in the banking business.

The banking industry is, by its nature, subject to numerous and substantial operational risks, particularly in volatile or illiquid markets, and in developing markets. We are exposed to significant risks resulting from client or employee fraud, money laundering, employee errors or misconduct as well as risks related to counterparty failure. While we have put in place risk management procedures and internal controls to address these risks, we cannot be certain that these procedures and controls will entirely prevent losses from occurring. Any resulting loss could adversely affect our business, financial condition and results of operations and could have negative reputational consequences.

Risks Relating to Regulatory and Legal Matters

We are affected by banking regulations both in Austria and in the countries of Central and Eastern Europe where we operate.

Our operations are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct business. In each of these countries, the banking operations of our Network Banks require a banking license or at least a notification to the national regulator. Although not a bank, we are also affected by Austrian banking regulations as a consolidated subsidiary of RZB and as a financial holding company. These regulations include requirements that we maintain certain capital adequacy ratios, that we limit our exposure to certain risks and that we take steps to ensure that we are not aiding our customers in money laundering. Compliance with these and other regulations requires us to expend a significant amount of money and effort and in some circumstances may limit our ability to operate our business.

To counteract increasing indebtedness in their countries, various central banks in CEE, in particular in SEE, have recently implemented measures that effectively restrict the ability of banks to grow their loan books, such as increased minimum reserve requirements, credit ceilings, increases in the risk weighting of assets or outright caps on the growth of loan portfolios. These and similar future restrictions, which are subject to frequent and unforeseeable changes on short notice, may limit our ability to grow our asset base and have an adverse effect on our business and operating results.

Regulatory authorities conduct periodic inspections of our operations and properties. In these inspections, as well as in other regulatory matters, such as the issuance and renewal of licenses and permits, the authorities, particularly in CIS countries, may exercise considerable legal discretion when interpreting and enforcing applicable laws, regulations and standards, and such interpretations are subject to frequent change. As a result, regulatory authorities may interpret laws, regulations and standards in a way that differs from then current practice and/or our position and find that we have violated such laws, regulations and standards. If this were to happen, it might result in the imposition of fines, or more severe sanctions including the suspension or termination of our licenses or permits, or in an order that we cease certain of our business activities, or in criminal or administrative proceedings against our officers. Were any of these risks to materialize, it could materially adversely affect our business, financial condition and results of operations.

The bank regulatory regimes vary in each local jurisdiction and are subject to change. You can find a description of our regulatory environment under "Banking Regulation and Supervision." Changes in the regulatory requirements in a relevant jurisdiction may impose additional obligations on our local Network Bank. Consequently, we cannot assure you that the need to comply with banking regulations will not adversely affect our business, results of operations and financial condition.

Our implementation of Basel-II standards could be delayed, which could require us to maintain higher own funds to fulfill regulatory minimum capital requirements.

The regulatory minimum capital requirements based on the Basel I Accord ("Basel I") have recently been revised by means of the New Basel Capital Accord ("Basel II") and its EU-wide implementation. The new framework modifies the existing legal framework regarding minimum capital requirements and, in particular, introduces more risk sensitive methods to assess credit risk. The intended gradual implementation of the new rules within the RZB Group and in our Network Banks is an ongoing project and will last several years to be finalized. In particular, the contemplated gradual group-wide implementation of internal ratings based approaches to risk-weighting requires the prior approval of the competent national supervisory authorities. The introduction of more risk sensitive methods to assess risks and capital requirements may be delayed on a group-wide basis or with respect to specific jurisdictions. The reasons for a potential delay, such as technical difficulties or delayed national application procedures, in particular given the fact that the application procedures involve several different jurisdictions and national regulatory authorities, and also involve jurisdictions and regulatory authorities that might be less experienced with international banking groups and their activities, methods and techniques than regulatory authorities and jurisdictions in Western Europe and the United States.

Any delay in implementing more risk-sensitive methods to assess risks may put our Network Banks at a competitive disadvantage to other banks that are able to implement these methods earlier. In addition, any delay might result in the Network Banks and/or RZB Group having to maintain higher regulatory capital to fulfill bank regulatory minimum capital requirements.

Under Basel II, regulatory capital requirements are more closely linked to the individual creditworthiness of a bank's borrowers than under the old Basel I rules. As a result, the implementation of Basel II could potentially require us, as a member of the RZB Group, to maintain higher regulatory capital. In addition, after implementation of the new risk measurement methods the minimum capital requirements are more sensitive to changes of borrowers' ratings. This could lead to an increase of regulatory capital requirements in an environment of lower credit.

If we are required to increase our own funds to fulfill the regulatory minimum capital requirements, we may need to raise additional equity or subordinated capital and/or reduce our assets or slow down our intended and projected growth. Any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

Non-compliance with regulatory requirements may result in enforcement measures.

There is a risk that, in the case of severe and/or repeated violations of the regulatory requirements in any jurisdiction, the banking license granted to the relevant Network Bank will be revoked or limited. Bank regulators typically have a wide range of enforcement powers in the event they discover any irregularities. Among other things, if one of our Network Bank's own funds ratio or its statutory reserves do not meet the statutory minimum requirements, the relevant national bank and/or other regulatory authority may prohibit that Network Bank from extending further credits. Should there be a risk that a Network Bank may not be able to perform its obligations vis-à-vis its creditors, the relevant national bank and/or other regulatory authority may, for the purpose of avoiding such risk, have the power to further prohibit the disposal of assets and the making of payments, order the cessation of that Network Bank's business with customers and prohibit the acceptance of payments not intended for the discharge of debts owed to the Network Bank. You can find a more detailed description of the regulatory regimes applicable to us and our Network Banks and of the enforcement powers of the relevant regulatory authorities under "Banking Regulation and Supervision."

Regulatory changes, including changes to applicable health and safety standards, labor laws, social legislation, competition rules or local taxation may adversely affect our business.

In addition to banking regulations, we are subject to, and must comply with, a variety of EU, Austrian and other national and local laws and regulations governing a number of subjects, including occupational health and safety, labor relations, welfare, competition and tax. Because these laws and regulations and their interpretation by relevant authorities are constantly evolving and generally becoming more stringent, the costs of compliance with laws and regulations are likely to increase in the future, which may adversely affect our financial condition and results of operations. Changes in local tax or legal regulations may also affect our clients' ability or willingness to do business with us. Any failure to comply with applicable laws or regulations may result in fines or other sanctions by the relevant regulator and may have negative reputational consequences. If we are forced to incur significant costs to comply with new regulations, or if we incur fines and reputational damage as a result of our failure to comply with regulations, this may adversely affect our business, results of operations and financial condition.

The legal systems and procedural safeguards in many CEE countries are not yet fully developed.

The legal systems of most CEE countries have undergone dramatic changes in recent years. In many cases, the interpretation and procedural safeguards of the new legal and regulatory systems are still being developed, which may result in existing laws and regulations being applied inconsistently.

Also, as laws and regulations are still evolving, frequently there is no legal precedent or binding guidance from regulatory authorities as to their interpretation. This exposes us to the risk that courts or regulatory authorities may interpret laws or regulations in a way that differs from then current practice and/or our position and find that we have violated laws or regulations. Uncertainty about the interpretation of laws and regulations exists particularly in the area of competition law. Competition authorities in several CEE countries have increased their enforcement activities in recent years and some of our Network Banks and other businesses are subject of investigations or proceedings by these authorities from time to time (see also "Business Description--Legal and Administrative Proceedings"). In the ordinary course of business, our subsidiaries enter into agreements with insurance and other companies relating to the distribution of products and services. While we believe that these agreements comply with applicable competition laws, regulatory authorities may interpret the laws differently and commence investigations or proceedings against us and ultimately impose fines or require us to discontinue the relevant distribution relationships.

Additionally, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner. Although institutions and a legal and regulatory system characteristic of parliamentary democracies have been developed in most countries in the region, they lack an institutional history and there may be no generally observed procedural guidelines. As a result, shifts in government policies and regulations tend to be less predictable than in the countries of Western Europe or the United States. Moreover, existing laws may be subject to further substantial revision in countries that have joined or are expected to join the EU in order to bring them in line with EU standards.

A lack of legal certainty or our inability to obtain effective legal remedies in a reasonably timely manner may have a material adverse effect on our business, results of operations and financial condition.

Tax laws in certain CEE countries are not fully developed and are subject to frequent changes.

Our Network Units are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to, income tax, value added tax, property tax and social security taxes. In some CEE countries, and particularly in CIS, the tax codes have been in force for a short period relative to tax laws in more developed market economies, and are subject to frequent changes. Thus, there are few precedents with regard to the implementation of these tax laws, and the relevant authorities' implementation of them can be unpredictable. In some instances, tax authorities in some CIS countries have applied new interpretations of tax laws retroactively. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities.

In some CEE countries, the system of tax collection has been relatively ineffective, resulting in the continual imposition of new taxes in an attempt to increase tax revenues. Although the quality of tax legislation has generally improved in many of the countries in which we operate, the possibility exists that the authorities in certain countries may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect the business of our Network Units. Particularly in Russia, a large number of changes have been introduced to the tax code since its adoption and one of the trends of these changes has been to broaden the application of the criminal responsibility for tax violations.

In some CEE countries, tax declarations remain open and subject to inspection by tax and/or customs authorities for a number of years after the tax inspection is carried out, rendering the statute of limitations less effective. In addition in certain countries, particularly in Russia, the laws allow for the extension of the statutes of limitations for tax liabilities in certain circumstances. Because of these factors, tax risks in certain CEE countries are more significant than those faced by banks in countries with more developed tax systems.

Applicable laws, including bankruptcy laws, in various CEE countries may limit our ability to obtain payments on defaulted credits and to enforce security and/or guarantees.

Our Network Units enter into security arrangements for loans made to our corporate and retail customers. Under regulations in CEE countries, collateral and certain forms of guarantees are considered secondary obligations, which automatically terminate if the secured or guaranteed obligation becomes void. In particular, enforcement of security under the laws of certain states may require a court order and, in the case of pledges and mortgages, a public sale of the collateral, which may be delayed. As local laws typically do not provide for pledge perfection systems for collateral, or provide for such systems only for certain types of collateral, we may face unexpected and/or conflicting claims of secured creditors upon pledged property.

In addition, bankruptcy laws in many CEE countries are still subject to change and can differ significantly from country to country. They also do not always offer the same types of rights, remedies and protections that creditors enjoy under the bankruptcy regimes in Western Europe or the United States. In particular, the bankruptcy law systems in the various CEE countries have, at times, made it comparatively difficult for us to receive payouts on claims related to, or to foreclose on collateral that secures extensions of credit that we have made to entities that have subsequently filed for bankruptcy protection. For these reasons, we may have difficulty obtaining payment on defaulted credits, foreclosing on collateral or enforcing other security when client default on their loans, which may adversely affect our business, results of operations and financial condition.

Compliance with anti-money laundering rules involves significant costs and efforts and non-compliance may have severe legal and reputational consequences.

Our Network Units are subject to rules and regulations regarding money laundering. Monitoring compliance with ever more stringent anti-money laundering rules can put a significant financial burden on our Network Units and pose significant technical problems. We believe that our current anti-money laundering policies and procedures are sufficient to ensure compliance with applicable laws. We cannot, however, guarantee that we are in compliance with all applicable anti-money laundering rules at all times or that our Group-wide anti-money laundering standards are being consistently applied by our employees across our Network in all circumstances. Any violation of anti-money laundering rules or even the suggestion of violations may have severe legal and reputational consequences for our Network Units and may adversely affect our business, results of operations and financial condition.

Risks Relating to Our Shareholding and Corporate Structure

Investors, in general, will not be able to affect the outcome of any shareholder vote.

Upon completion of this Offering, RZB will continue to own the majority of our share capital. As a result, RZB will, subject to statutory minority rights, have the voting majority necessary to direct the election of the members of our Supervisory Board (which appoints the members of our Management Board) and to determine the outcome of other important matters submitted to the vote of our shareholders, including matters involving certain measures to alter our capital structure, amendments to our Articles of Association, changes to the composition of our Supervisory Board and the approval of the payment of dividends on our Shares. RZB will also have the power to prevent or cause a change in control, and could take other actions that might be favorable to RZB but not to us or our shareholders as a whole. According to our Articles of Association, RZB has the right to delegate directly one third of the members of the Supervisory Board without an election by shareholders, as long as RZB owns any of our shares. RZB's majority ownership of our Shares will also generally enable it to have the ability to block the passage of shareholder resolutions it does not favor. In purchasing any New Shares, you should assume that you will have only limited influence over shareholder resolutions. You should also assume that, following the Offering, RZB will continue as a practical matter to have considerable influence over our business strategies. You can find more detailed information about voting requirements and the rights of minority shareholders under "Description of Share Capital and Summary of Articles of Association" below.

Potential conflicts of interest between us and RZB or other companies of the RZB Group could be resolved in a manner unfavorable to us.

As our controlling shareholder, RZB will exercise considerable influence over our business strategies, even though we expect that, in accordance with Austrian law, our Supervisory Board and Management Board will act in the interests of our company, considering the interests of all our shareholders, our employees and the public. Both we and RZB are subject to certain policies and agreements as members of the RZB Group, which essentially give us primary responsibility over activities in CEE and which give RZB and other companies in the RZB Group responsibility over activities in Austria and the rest of the world as described under "Certain Relationships with Existing Shareholders—Allocation of Responsibility for Customers" below. Conflicts of interest with RZB or with one or more of our other affiliates may, however, still arise in some circumstances, such as when a particular transaction transcends regional demarcations. RZB may also change the current geographic allocation of business with customers of the RZB Group at any time. Furthermore, we may encounter conflicts of interest when we engage in commercial transactions with one or more of our affiliates.

Several of our Supervisory Board members are also officers of RZB. Our CEO is also the vice-chairman of RZB and is employed by both RZB and us. See "Certain Relationships with Existing Shareholders—Staffing Interlocks." We believe these management interlocks are to our general advantage, but they could create or appear to create potential conflicts of interest when board members and officers are faced with decisions that could have different implications for the two companies.

Conflicts of interest with our majority shareholder RZB may arise, and be resolved in RZB's favor, both directly on the shareholder level and indirectly on the Supervisory Board or Management Board level because of our staffing interlocks with RZB. Decisions which may create conflicts of interest include issues such as (i) the nature, quality and cost of services rendered to us by RZB or by us to RZB, (ii) disagreements over the

desirability of a potential acquisition opportunity, (iii) employee retention or recruiting, (iv) the timing of repayments of any indebtedness by us to RZB or (v) our dividend policy. Our policies do not allow an officer in a dual role to transact on both sides of a transaction between the RZB Group and us, and we have adopted other policies to prevent conflicts, but we cannot guarantee that conflicts will not arise in some instances. If they do, we may be adversely affected.

Counterparty limits or other risk management restrictions at the RZB Group level may from time to time limit our ability to pursue certain business, even though our own limits or restrictions would allow us to pursue such business if our Group were considered in isolation.

We may in the future decide to acquire one or more companies, businesses or assets from RZB or one of our sister companies. Although we intend that any such transactions will be on an arm's length basis, we cannot ensure that the transfer consideration received in such transactions will be considered fair by all minority shareholders.

Many of our investment and risk policies and internal limits are set by RZB.

Because we are a consolidated subsidiary of RZB both under IFRS and for purposes of the Austrian Banking Act, it is important for RZB to maintain a high degree of uniformity in the approach to basic issues between itself, us and our Network Banks. In addition, RZB must be able to monitor its own compliance with capital adequacy, own funds, asset quality, liquidity, exposure to large credits and other requirements. Consequently, our systems and policies in these areas must be in line with those of RZB. Our Management Board exercises its management discretion within the framework of strategies, goals and basic guidelines set by RZB in various areas such as risk management, accounting, operational controlling and financial reporting. You should not assume that this Offering will alter our Management Board's approach or our obligations in this regard. For a detailed discussion on how we cooperate with RZB on risk management and other areas, see "Risk Management" and "Certain Relationships with Existing Shareholders" below.

Several significant agreements require RZB's ownership interest in us to stay above certain thresholds.

The terms of several significant loans to Network Units from our creditors require that RZB continues to own, directly or indirectly, at least a majority of the relevant Network Unit. Should RZB's ownership interest in the relevant Network Unit fall below this threshold, these loans could be accelerated, which may have a significant adverse effect on the relevant Network Units and on our financial condition and results of operations as a whole. The shareholders' agreements concerning some of our Network Units among us, RZB and several Raiffeisen Landesbanken also terminate if RZB ceases to be our majority shareholder. In addition, our licensing agreement with RZB concerning the Raiffeisen International name and logo may be terminated if RZB does not own a majority of our shares. See "Certain Relationships with Existing Shareholders-Licensing and Franchise Agreements" and "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group-Shareholders' Agreements (*Syndikatsverträge*) with Members of the Austrian Raiffeisen Group" below.

Financial challenges experienced by RZB could adversely affect us.

Any future adverse developments affecting RZB may also affect us, both directly and indirectly. To fund the expansion of our operations across CEE, we have depended to a significant extent on capital contributions by our parent, RZB. RZB Group is also our largest creditor. As of June 30, 2007, the total amount of term funding provided by RZB and its group units amounted to €8.3 billion, including €1.3 billion in Hybrid Tier 1 and Tier 2 subordinated capital. Combined, this represents 16.8% of our total debt and more than 90% of our Tier 2 subordinated capital. As of June 30, 2007, RZB also acted as a guarantor for loans by us in a total amount of approximately €1.1 billion, of which €500 million support funding transactions. Should RZB's financial condition deteriorate significantly, RZB may no longer be able to extend further credit to us or may no longer be available to act as a guarantor. As a result, we may not be able to obtain future loans at conditions as favorable as our existing loans.

In addition, significant losses or other financial challenges experienced by RZB or other members of the RZB Group may result in a reduction in the overall capital ratio on the RZB level. We may then be required to make up for any reduction or shortfall in regulatory capital by increasing our own capital ratios to allow RZB to meet its capital adequacy requirements in Austria. If we are forced to maintain a capital adequacy ratio above

that which we would otherwise prefer, we may be unable to pay dividends and our ability to grow our risk weighted assets and thereby to expand our business at the same pace as we would like may be restricted. These restrictions may have an adverse effect on our business, results of operations and financial condition.

Negative developments at RZB Group may have negative effects upon market perceptions of us—especially since we operate under the Raiffeisen brand name in most jurisdictions—or of the New Shares. This may be the case for a variety of reasons, including concerns based simply upon our relationship with RZB and concerns that RZB may decide to raise funds or more capital by further reducing its ownership interest in our company. Negative influences on market or rating agency perceptions of us may in some circumstances result in increases in the cost of our funding, which could put pressure on our profitability.

You should note that we have a variety of important business relationships (including large credit exposures) with other companies of the RZB Group, as described in "Certain Relationships with Existing Shareholders."

We are a holding company and depend upon our subsidiaries for funds to pay dividends and support the operations of our other subsidiaries.

Our principal subsidiaries, the Network Banks, are subject to limitations on their ability to advance funds to us or other members of the Group under local banking regulations relating to large credit exposures to groups of related borrowers, including us and other Network Units. While to date we have experienced no significant limitations due to our corporate structure in our ability to use excess liquidity and resources in one country or region to support our operations in other countries or regions, there can be no assurance that in the future these rules will not present an obstacle to our ability to continue to fund our operations internally, which could result in either an increased cost of funds or in a limitation on our growth. For information concerning limitations on large credits, see "Banking Regulation and Supervision." For information on our ability to pay dividends, see "Dividend Policy."

Third-party minority shareholders at several of our subsidiaries may limit our ability to take decision with regard to the relevant subsidiary and its business activities.

Some of our subsidiaries have third-party minority shareholders. Under the laws of the respective jurisdictions of incorporation of these subsidiaries, minority shareholders have certain protective rights. These minority shareholders may therefore effectively limit our power to implement certain reorganization measures within the Group if such measures affect their minority rights. Furthermore, depending on the size of their shareholding and the articles of association of the subsidiary concerned, among other things, minority shareholders may have the right to call a shareholders' meeting and to have certain issues put on the agenda for the general shareholders' meeting. Also, a squeeze-out of minority shareholders may only be permissible within certain limitations. We have concluded a number of shareholders' agreements with regard to several Network Banks in which one or more other members of the RBG Group hold minority interests. See "Certain Relationships with Existing Shareholders—Shareholders' Agreements (*Syndikatsverträge*) with Members of the Austrian Raiffeisen Group" below.

Risks Relating to the Offering and the New Shares

Our ability to pay dividends to our shareholders is uncertain.

We may pay dividends to our shareholders only if sufficient distributable profits are available. We cannot, however, offer any assurance that distributable profits will be available in any given fiscal year. Payment of future dividends depends on our earnings, our future outlook, our financial condition and other factors, including liquidity requirements, as well as tax, regulatory and other legal considerations. See "Dividend Policy."

Future sales or distributions of our Shares by RZB or other existing shareholders could depress the market price of the Shares.

After completion of this Offering, RZB may sell all or part of our Shares that it owns or distribute those Shares to its shareholders. Sales or distributions by RZB of substantial amounts of our Shares in the public market or to its shareholders could adversely affect prevailing market prices for our Shares. RZB has advised us

that its current intent is to continue to hold the majority of our Shares. However, RZB is not subject to any contractual obligation to maintain its share ownership, except that RZB has agreed not to sell or otherwise dispose of any Shares for a period from the date hereof until 180 days after the closing date of this Offering without the prior written consent of the Joint Lead Managers. Consequently, there can be no assurance that RZB will maintain its current ownership level following this Offering.

Investors may not be able to enforce judgments of United States courts against us or against members of our Supervisory Board or Management Board.

Raiffeisen International is a company established under the laws of Austria with its seat in Austria. The majority of the members of our Supervisory Board and Management Board are residents of countries other than the United States. Only two of the members of our Supervisory Board are currently U.S. residents. It may, therefore, not always be possible for investors to enforce judgments (including judgments rendered on the basis of the civil liability provisions of the federal securities laws of the United States) of U.S. courts against us or against members of our Supervisory Board or Management Board. There is no agreement currently in place between the United States and Austria concerning the mutual recognition and enforcement of judgments in the fields of civil and corporate law.

The price of our Shares is influenced by various factors, many of which are outside our control, and could therefore prove to be volatile.

In the past, share prices on the Vienna Stock Exchange have been subject to considerable fluctuations. In addition, in recent months share prices generally, and share prices of banks and other financial services firms in particular, have been adversely affected by a loss of investor confidence, which also adversely affected banks' and other companies' ability to obtain refinancing, driven by significant losses relating to investments in certain asset-backed securities. Following this Offering, the trading price of our shares could be subject to considerable volatility, in particular due to variations in our actual or projected operating results, changes in projected earnings, changed expectations, a failure to meet the earnings expectations of securities analysts and changes in general economic conditions or other factors. General volatility in stock prices as a whole, or of banks or other financial institutions in particular, could also put pressure on the price of our shares, without there being a direct connection with our business activities, our financial condition and results of operations or our business outlook.

Investors resident in countries other than Austria may suffer dilution if they are unable to exercise subscription rights in future capital increases.

Under Austrian corporate law, shareholders have preferential subscription rights (*Bezugsrechte*) to any shares issued by us in a capital increase, in proportion to their shareholding. Due to restrictions in other jurisdictions, shareholders outside Austria may be prohibited under applicable law or excluded under the terms of the capital increase or of any related rights offering from participating in future capital increases by means of rights offerings to the same extent as Austrian shareholders.

For example, U.S. shareholders may not be able to exercise such subscription rights unless a registration statement under the Securities Act is effective with respect to such rights or unless an exemption from the registration requirement is available. As we do not have and do not intend to register any securities with the U.S. Securities Exchange Commission, we do not intend to file such registration statement to enable shareholders to exercise their subscription rights. To the extent that U.S. shareholders are not able to exercise subscription rights because no registration statement under the Securities Act is effective with respect to such rights and no exemption from the registration requirement is available, such subscription rights will lapse and the proportional interest of the U.S. shareholders may be diluted.

Fluctuations in the value of the euro will affect the value of the Shares when converted into other currencies.

Our Shares, which are traded on the Vienna Stock Exchange, are quoted in euro. Potential investors that effect transactions in securities other than the euro should be aware that fluctuations in the exchange rates between the euro and such other currency will influence and potentially reduce the value of, and return on, the Shares when converted into a foreign currency.

Rights of shareholders in an Austrian corporation may differ from rights of shareholders in a corporation organized in another jurisdiction.

Raiffeisen International is a joint stock corporation organized under the laws of the Republic of Austria. The rights of Raiffeisen International's shareholders are governed by our Articles of Association and by Austrian law. These rights may differ in some respects from the rights of shareholders in corporations organized in jurisdictions other than Austria. In addition, it may be difficult for investors to enforce the securities laws of other jurisdictions, or to prevail in a claim against Raiffeisen International based on such laws.

A suspension of trading in our Shares could adversely affect the share price.

The FMA is authorized to suspend or request the relevant regulated market on which the securities are admitted to trading to suspend such securities from trading, if, in the FMA's opinion, the respective issuer's situation is such that continued trading would be detrimental to the investor's interest. The FMA is further authorized to instruct the Vienna Stock Exchange to suspend trading in an issuer's securities in connection with measures taken against market manipulation and insider trading. Any suspension in the trading of the Company's Shares could adversely affect the share price.

General

The Offering comprises up to 11,897,500 New Shares, and consists of a Rights Offering to our shareholders as well as an International Offering of such New Shares for which subscription rights are not exercised in the Rights Offering and which will be offered in (i) a public offering to retail and institutional investors in the Republic of Austria, (ii) in a private placement outside of the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act, and (iii) a private placement in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. No action has been or will be taken in any jurisdiction other than the Republic of Austria that would permit a public offering of the subscription rights or the New Shares. Shareholders and depositary banks should advise themselves of applicable laws and regulations.

In connection with the Offering Deutsche Bank Aktiengesellschaft and Raiffeisen Centrobank AG will be acting as Joint Lead Managers. The New Shares will be subscribed for by the Joint Lead Managers, after expiry of the Subscription and Offer Periods, in accordance with Section 153 para. 6 of the Austrian Stock Corporation Act (*Aktiengesetz*), with the obligation to provide the New Shares to those of our existing shareholders or holders of subscription rights, as the case may be, who have exercised subscription rights.

The Subscription and Offer Periods during which holders of subscription rights may subscribe and investors may submit purchase orders for the New Shares will commence on September 19, 2007 and is expected to end on October 3, 2007. We and/or the Joint Lead Managers reserve the right to revoke, extend, suspend or terminate the Subscription Period or the Offer Period, to shorten the Offer Period, or to revoke, terminate, suspend or extend the Rights Offering or the International Offering at any time. Subscription rights not exercised by the end of the Subscription Period will expire without value.

Prior to the commencement of the Subscription and Offer Periods, the Management Board, with the approval of the Supervisory Board, has set the maximum Offer Price at €120.00 per New Share, the maximum number of New Shares to be issued at 11,897,500 New Shares, and the subscription ratio at 1:12.

The Management Board, with the approval of the Supervisory Board, is authorized to determine the final Offer Price and the final number of New Shares to be issued after expiry of the Subscription Period and the Offer Period on or about October 3, 2007. The final Offer Price will be identical in the Rights Offering and the International Offering and will be set at or below the maximum Offer Price. The final Offer Price and the definitive number of New Shares to be issued will be determined on the basis of the order book established in a book-building process after consideration of the closing market price of our ordinary Shares on the day of pricing, expected to be on or about October 3, 2007. The final Offer Price will be published on or about October 3, 2007, by means of an ad-hoc announcement on an electronic news information system and also, shortly thereafter, in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*).

The final Offer Price will be due and payable no later than October 9, 2007. No expenses or taxes will be charged to the subscribers for or the purchasers of the New Shares, except for customary banking fees. Prospective investors are advised to inform themselves about these costs.

Rights Offering

Exercise of Subscription Rights

Our shareholders are invited to exercise their subscription rights during the Subscription Period which runs from September 19, 2007 to October 3, 2007. Based on the subscription ratio of 1:12, our shareholders (and other holders of subscription rights) may subscribe for one New Share for every twelve of our existing Shares held (or the equivalent number of subscription rights) immediately prior to the day on which the subscription period commences, i.e., existing Shares (or subscription rights) held as of September 18, 2007, 12:00 midnight CEST. Shareholders who do not hold a number of existing shares divisible by twelve will not be able to exercise their subscription rights in full. We reserve the right to maintain the subscription ratio even if the definitive size of the Offering is reduced. This will lead to an increase of a shareholder's interest in our share capital for a shareholder who exercises all of his subscription rights to acquire New Shares in the Rights Offering, if the definitive number of New Shares in the Offering is lower than the maximum number of New Shares.

Subscriptions for the New Shares will be accepted by Raiffeisen Centrobank AG at Tegetthoffstraße 1, 1015 Vienna, Austria (*Bezugsstelle*; the "Subscription Agent"), as well as by all other credit institutions in Austria, during ordinary business hours. Shareholders and holders of subscription rights who hold their subscription rights through a depositary bank that maintains a securities account with OeKB or through a financial institution that is a participant in Euroclear or Clearstream must exercise their subscription rights by instructing such bank or financial institution to subscribe for New Shares on their behalf in accordance with procedures established by us and the Joint Lead Managers, and any applicable additional procedures established by such bank or financial institution.

The exercise of a subscription right by subscription right holders is irrevocable and cannot be annulled, modified, cancelled or revoked. Subscription rights not duly exercised by October 3, 2007 will expire without value.

Subscription rights may be exercised at the maximum Offer Price or at lower price determined by the shareholder or holder of the subscription rights. Subscription rights holders who do not wish to exercise their subscription rights at the maximum Offer Price but issue a subscription order at a price that is lower than the maximum Offer Price will be assigned a number of New Shares corresponding to the number of subscription rights exercised by such holder only if the price limit set by the holder is not lower than the final Offer Price. Subscription rights holders are requested to set price limits of multiples of €0.25. The subscription rights expire without value if the price limit set by their holders is lower than the final Offer Price. This can only be avoided by a subscription order without price limit or with a price limit corresponding to the maximum Offer Price.

Any extension of the Subscription Period or termination of the Rights Offering will be published via electronic media and in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) as soon as possible thereafter. In the event of termination of the Rights Offering, exercised subscription rights will become void and any payment made for the subscription will be returned to the subscriber without interest.

In case of invalid subscription or in case the Rights Offering is terminated, claims with respect to bank fees already paid and other investor costs in connection with the subscription shall have recourse only with such contractual relationship between the investor and the financial institution where the investor submitted his purchase offer.

From the beginning of the Subscription Period, existing shares will be traded without subscription rights ("ex subscription rights"). Subscription rights will be transferable; their ISIN is AT0000A06NM0. No application will be made for trading of the subscription rights on any stock exchange.

Take-up of New Shares by RZB

RZB has committed to exercise at least 71.4% of its subscription rights in the Rights Offering. Assuming the issuance of 11,897,500 New Shares, the maximum number of New Shares offered hereby, RZB would exercise subscription rights for at least 5,948,750 New Shares, or 50.0% of the total New Shares issued.

Special Considerations for U.S. Shareholders Regarding the Exercise of Subscription Rights

The subscription rights and the New Shares have not been and will not be registered under the securities laws of any jurisdiction other than the Republic of Austria. In particular, the subscription rights and the New Shares have not been and will not be registered under the Securities Act or any U.S. state securities laws, and subscription rights may be exercised only by or on behalf of those shareholders in the United States who are qualified institutional buyers within the meaning of Rule 144A under the Securities Act ("QIBs") and who follow the instructions set forth below.

A QIB may exercise its subscription rights through the depository bank or clearing system participant through which such subscription rights are held in accordance with procedures established by such depository bank or clearing system participant. Such procedures will require that each QIB who retains investment discretion as to whether to exercise its subscription rights return to its depository bank or clearing system participant a duly completed and executed QIB Investment Letter certifying, among other things, that such QIB is a qualified institutional buyer and agrees to comply with the resale restrictions described under "Transfer and Selling Restrictions" and in the QIB Investment Letter. The form of QIB Investment Letter may be requested from the Subscription Agent, Raiffeisen Centrobank AG, by fax at +43 1 515 20 5428 or email: wpback@rcb.at.

Subscription rights may only be exercised before the end of the Subscription Period on October 3, 2007. Qualifying holders who may wish to exercise subscription rights should consider that they may not be able to do so during usual U.S. business hours on October 3, 2007, and should consult their depository banks or clearing system participants to determine the effective deadline for their exercise of subscription rights.

International Offering

New Shares for which subscription rights are not exercised in the Rights Offering will be offered in (i) a public offering to retail and institutional investors in the Republic of Austria, (ii) in a private placement outside of the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act of 1933, and (iii) in a private placement in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Raiffeisen Centrobank AG is coordinating the public offering to retail investors in Austria. Sales in the United States will be made by affiliates of the Joint Lead Managers registered as broker-dealers under the United Sates Securities Exchange Act of 1934.

The definitive number of New Shares available for sale in the International Offering will be determined after expiry of the Subscription Period. The Offer Period during which investors may offer to purchase New Shares in the International Offering begins on September 19, 2007, and is expected to end on October 3, 2007.

Prospective investors seeking to purchase New Shares in the International Offering are advised to contact their bank, broker or other financial adviser for further details regarding the manner in which purchase bids for New Shares are to be processed. There will be no minimum and no maximum number of New Shares for which purchase bids may be submitted by prospective investors in the International Offering, whether expressed as a number of New Shares or an amount in euros. Multiple purchase bids will be accepted, subject to allocation as described below. Prospective investors in the International Offering may withdraw any purchase bids placed until the end of the Offer Period.

After the final Offer Price has been set, the New Shares for which subscription rights are not exercised in the Rights Offering will be allocated to investors based on the bids then available. Except as set forth under "—Preferential Allocation to Customers of the Raiffeisen Banking Group" below, no class of investors will receive preferential treatment in respect of allocations. Purchase orders will only be considered if they are placed at a price equal to or higher than the final Offer Price. Purchase orders will be evaluated on the basis of the offered prices and investor demand. Other factors that will be considered include the quality of the investor, the geographic distribution of our investor base, whether the investor has a long-term investment strategy, the goal of maximizing the proceeds from the Offering and the goal of supporting the development of an orderly and liquid secondary market for the Shares. The amount of New Shares, if any, allocated to an investor will be determined in the absolute discretion of Raiffeisen International and the Joint Lead Managers. Prospective investors in the International Offering are therefore advised to contact their bank, broker or other financial adviser for details regarding the actual allocation of New Shares made to them. Although we do not accept any responsibility therefor, we expect that information regarding allocations in the Offering may be made available by these institutions on or about the banking day in Austria immediately prior to the commencement of trading in the New Shares. Investors whose purchase orders are not accepted in whole or in part are advised to contact their respective bank, broker or other financial adviser for details regarding the refund of any monies paid by a prospective investor.

Preferential Allocation to Customers of the Raiffeisen Banking Group

Austrian retail investors who are customers of member banks of the Raiffeisen Banking Group will receive a preferred allocation of up to 100 New Shares each.

Termination of the Offering

Pursuant to the underwriting agreement entered into by us and the Joint Lead Managers on September 19, 2007 (the "Underwriting Agreement"), the obligations of the Joint Lead Managers are subject to the fulfillment of certain conditions such as the registration of the capital increase creating the New Shares with the commercial register and other customary conditions, and the Joint Lead Managers have the right to terminate the Underwriting Agreement under certain circumstances, including the occurrence of certain events of force majeure, up until the Closing Date of the Offering which is expected to be on or about October 9, 2007.

In the event of termination, all exercised subscription rights as well as all purchase orders placed in the International Offering will become void. However, if a termination of the Underwriting Agreement occurs after registration of the capital increase or a time when the registration of the capital increase cannot be prevented, the delivery of the New Shares is reserved.

Since the closing of the Offering will take place after the commencement of trading in the New Shares on the Vienna Stock Exchange, a termination of the Underwriting Agreement may result in the cancellation of any trades in the New Shares effected prior to such termination. If an investor has sold New Shares to a third party prior to the delivery of such Shares in book-entry form and is unable to meet its obligations to deliver New Shares to the third party due to the termination of the Underwriting Agreement by the Joint Lead Managers, any legal recourse shall exclusively arise from and be limited to the contractual relationship between the investor and his purchaser. In case of short sales of the New Shares by investors, the selling investor bears the risk of being unable to fulfill his/her delivery obligation.

Stabilization

In connection with the Offering, Raiffeisen Centrobank AG, as stabilization manager may, itself or through affiliates, engage in stabilization activity aimed at supporting the exchange or market price of our Shares in order to offset selling pressure in those securities. The stabilization manager is not obligated to stabilize and there is no guarantee that stabilization will take place at all. Stabilization, if undertaken at all, can be stopped at any time without prior notice. Stabilization activity may take place from the date of publication of the final Offer Price must end no later than on the thirtieth calendar day after allocation of the New Shares (the "Stabilization Period"). Stabilization may result in an exchange or market price of our Shares that is higher than might otherwise prevail and the exchange or market price may reach a level that cannot be maintained on a permanent basis.

Following the end of the Stabilization Period, information regarding stabilizing activities (including the extent to which it has taken place, the dates on which the first and last stabilization trades were executed, and the dates on and price range within which all stabilization activity took place) will be published in accordance with Article 9(3) of Regulation (EC) No. 2273/2003.

Delivery and Settlement

The New Shares purchased in the Offering (other than the New Shares subscribed by RZB) will be represented by a global share certificate that will be deposited with OeKB. Purchasers of the New Shares will not be entitled to receive individual share certificates.

The Joint Lead Managers expect to deliver the New Shares assigned in the Rights Offering and allotted in the International Offering in book entry form through the facilities of OeKB, Euroclear and Clearstream against payment of the final Offer Price on or about October 9, 2007.

Admission to the Vienna Stock Exchange and Commencement of Trading

Application will be made to list the New Shares on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*), and, subject to approval by the Vienna Stock Exchange, trading in the New Shares in the Prime Market Segment is expected to commence on the Vienna Stock Exchange on or about October 5, 2007.

Market Maker and Specialist

Each of Erste Bank der oesterreichischen Sparkassen AG, Am Graben 21, A-1010 Vienna, Austria, Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, A-1030 Vienna, Austria, and Timber Hill (Europe) AG, Gotthardstrasse 3, CH-6301 Zug, Switzerland, acts as market maker without contractual arrangement, and Raiffeisen Centrobank AG, Tegetthoffstraße 1, A-1015 Vienna, Austria, acts as specialist for our Shares in accordance with the rules of the Vienna Stock Exchange and the Prime Market segment. The binding sale and purchase share prices have to be quoted for a certain minimum size and with a maximum spread. The minimum size depends on the value of our Shares and is currently 500 for the market makers and 2,600 for the specialist as of the date of this Prospectus. The maximum spread is 1.0%.

DIVIDEND POLICY

The New Shares have the same dividend rights as all other issued Shares, including full dividend rights for the entire business year 2007.

Whether dividends will be paid for any fiscal year and the particular amount and timing of annual dividends is subject to a proposal by the Management Board. This proposal is presented to the shareholders' meeting after obtaining the consent of the Supervisory Board. The shareholders' meeting may then approve, but cannot increase, the proposed dividend. Payment of dividends for the business year is approved by our shareholders at the annual shareholders' meeting in the subsequent business year.

According to our Articles of Association, the ordinary shareholders' meeting has to take place within the first seven months of the end of the previous business year. As long as RZB holds the majority of our Shares, it will have a decisive vote on the result of most shareholder resolutions, including any resolutions on dividend payments.

Dividends are payable to all our shareholders who are shareholders on the day prior to the ex-dividend date (the latter usually being the date on which a dividend becomes due and payable and must be paid equally to all shareholders). Dividends which have not been collected by our shareholders within three years are forfeited in favor of our company.

Our ability to pay dividends will depend on our earnings, our financial condition, the future outlook and other factors, such as fiscal, legal and regulatory factors, as well as liquidity considerations. The ability to pay dividends is based on the unconsolidated financial statements of RI prepared in accordance with the Austrian Commercial Code, as approved by the Management Board and the Supervisory Board, and the distributable profits contained therein. To determine the amount available for distribution, the annual net profit (*Jahresüberschuss*) must be adjusted by profits or losses carried forward from previous years and by withdrawals from or allocation to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted for the calculation of distributable profits (*ausschüttungsfähiger Bilanzgewinn*).

In general, the dividends paid out in the past have been rather moderate. The majority of profits from our subsidiaries were retained and used for business growth. We intend to maintain this policy of retaining earnings at the level of our Network Units and using them for business growth. In the past, the dividends received from our subsidiaries were almost equal to the dividends paid out to our shareholders. However, our dividend policy has been and will continue to be driven by the moderate dividend payouts which we receive from our subsidiaries.

The following table gives an overview over the dividend payouts for recent financial years:

	Total dividends paid	Dividend paid per Share(1)	Payout ratio(2)
	(in € millions)	(in €)	
2004	38.8	0.31	18.5
2005	64.2	0.45	16.8
2006	101.4	0.71	17.1

(1) Number of dividend-paying bearer shares without par value outstanding as at the relevant dividend payment date: 2006: 142,507,740 shares; 2005: 142,674,740 shares; 2004: 125,000,000 shares.

(2) Total dividend paid divided by consolidated profit excluding one-off effects.

We intend to continue to pay dividends and to keep the pay-out ratio on the level for recent years, but this will depend on the financial results (consolidated and unconsolidated) and the resolutions taken in our shareholders' meeting. There can be no assurance for the future that we will have distributable profits or reserves from which we may pay dividends in any given year.

Market Information

Since April 25, 2005, our common shares have been listed on the Vienna Stock Exchange. They are traded on the Vienna Stock Exchange in the Prime Market segment under the symbol "RIBH".

Our shares are included in the Austrian Traded Index ("ATX"). The ATX is a benchmark index for the Austrian equity market. For further information, see "The Vienna Stock Exchange".

The table below indicates the range of the high and low and the average closing price in euro as well as the average daily trading volume in number of shares and value in euro for our common shares on the Vienna Stock Exchange for the last three quarters in 2005 since April 25, the four quarters in 2006, the first and second quarter in 2007 and the third quarter in 2007 through September 17.

	Vienna Stock Exchange Price Per Share (in €)			Average Trading Volume[1]	
Calendar Period	High	Low	Average	Number of Shares	Average Value (in €)
2005:					
Second Quarter since April 25, 2005	54.45	32.50	46.38	481,107	20,714,972
Third Quarter	55.55	44.50	48.69	179,626	8,690,330
Fourth Quarter	59.70	49.12	53.48	190,098	10,187,926
2006:					
First Quarter	74.34	54.40	65.30	285,484	18,891,339
Second Quarter	78.54	55.38	67.34	341,628	22,607,532
Third Quarter	84.20	60.02	70.94	194,475	13,903,009
Fourth Quarter	117.28	82.20	92.75	237,557	21,965,541
2007:					
First Quarter	120.50	92.00	111.34	273,192	29,794,576
Second Quarter	123.40	97.29	110.08	303,969	33,267,618
Third Quarter through September 17	123.90	98.33	110.94	290,100	31,476,464

(1) Figures calculated using the single count method.

On September 17, 2007 the closing price of our common shares on the Vienna Stock Exchange was €99.87.

Exchange Rate Information

A significant portion of our revenues and expenses is denominated in currencies other than the euro, including the U.S. dollar. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operation." Except as otherwise stated, amounts appearing in this Prospectus that were converted into euro from other currencies were converted in accordance with the principles described in our Consolidated Financial Statements.

The following table shows, for the periods indicated, the average, high, low and period-end euro reference exchange rates of the European Central Bank ("ECB") in U.S. dollars. No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period	Average	High	Low	Period-End
2002	0.9455	1.0487	0.8578	1.0487
2003	1.1312	1.2630	1.0377	1.2630
2004	1.2439	1.3633	1.1802	1.3621
2005	1.2441	1.3507	1.1667	1.1797
2006	1.2556	1.3331	1.1826	1.3170
2007 (through September 17)	1.3412	1.3897	1.2893	1.3877

CAPITALIZATION

The following table sets forth, as of June 30, 2007, our capitalization (i) on an actual basis and (ii) as adjusted on a pro forma basis to reflect the proceeds of the sale of New Shares in the Offering assuming the sale of 11,897,500 New Shares at an assumed Offer Price of €99.87 per New Share, the closing price of our Shares on the Vienna Stock Exchange on September 17, 2007, and payment of expenses related to the Offering of €24.8 million. The information has been derived from our Unaudited Interim Consolidated Financial Statements, which have been prepared in accordance with IFRS. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements appearing elsewhere in this Prospectus.

	As of June 30, 2007	
	Actual (unaudited)	As adjusted for this Offering (unaudited)
	(in € millions)	
Capitalization		
Liabilities evidenced by paper	1,948.5	1,948.5
Subordinated capital	1,400.3	1,400.3
Minority interests	683.9	683.9
Shareholder's equity		
Subscribed capital	432.9	469.1[(2)]
Capital reserves	1,378.6	2,505.8[(3)]
Retained earnings	2,097.4	2,097.4
Consolidated profit	401.4	401.4
Total shareholder's equity	**4,310.3**	**5,473.7**
Total capitalization	**8,342.9**	**9,506.4**
Regulatory Banking Capital and Capital Adequacy Ratios[(1)]		
Own funds:		
Tier 1 capital (core capital)	3,724.9	4,888.3
Total eligible own funds	4,546.1	5,709.6
Total own funds	4,584.9	5,748.3
Risk weighted assets (banking book)	41,398.7	41,631.4
Own Funds requirements for Market risk positions	266.7	266.7
Core capital ratio (banking book)	9.0%	11.7%
Core capital ratio (including market risk)	8.3%	10.9%
Own funds ratio (Tier 1 + Tier 2 + Tier 3)	10.2%	12.8%

(1) Figures are prepared in accordance with the Austrian Banking Act.

(2) The amount of subscribed capital as of June 30, 2007, as adjusted for this Offering, depends on the number of New Shares issued. The adjusted subscribed capital is calculated as follows: €433 million plus (total number of New Shares issued) x €3.0435 (rounded).

(3) The amount of capital reserves as of June 30, 2007, as adjusted for this Offering, depends on the amount of New Shares issued and the final Offer Price. It is calculated as follows: €1,379 million plus (total number of New Shares issued) x (final Offer Price – €3.0435 (rounded)) minus final expenses of the Offering.

Effective as of August 30, 2007, we increased our nominal capital from €434.5 million to €435.4 million by means of a conversion of fixed purpose capital reserves without the issue of new shares for the purpose of rounding each share's quota in our share capital to €3.05. This adjustment is not reflected in the table above. Other than this adjustment, there has been no material change to the information contained in the table above since June 30, 2007.

USE OF PROCEEDS

Based on an assumed Offer Price of €99.87 per New Share (the closing price of our Shares on the Vienna Stock Exchange on September 17, 2007) the net proceeds of this Offering are expected to amount to approximately €1,163.4 million after deducting underwriting commissions, capital contribution tax (*Gesellschaftsteuer*) and other expenses relating to the issuance of the New Shares and to the Offering in the amount of approximately €24.8 million.

We intend to use the net proceeds from the Offering to fund further dynamic asset growth in CEE with a special emphasis on retail banking and the mid-market segment. We expect most of our asset growth to be organic across CEE, with a particular focus on SEE and CIS (including countries in which we currently do not have operations). In addition we may also pursue selective acquisitions.

DILUTION

Our consolidated shareholders' equity (including consolidated profit excluding minorities) as of June 30, 2007 was €4,310 million, or approximately €30.30 per Share, based on 142,235,764 Shares (excluding own shares). Shareholders' equity per Share is determined by dividing shareholders' equity by the number of Shares.

After giving effect to the sale of 11,897,500 New Shares at an assumed Offer Price of €99.87 per Share (being the closing price of our Shares on the Vienna Stock Exchange on September 17, 2007), our shareholders' equity (including consolidated profit excluding minorities) as of June 30, 2007 would have been €5,473.7 million after deducting expected underwriting commissions and estimated offer expenses as well as taxes payable by us.

This represents an immediate increase of approximately €5.21 or approximately 17.2% in shareholders' equity per Share for existing shareholders who do not exercise their subscription rights and an immediate dilution in net assets of approximately €64.36 or 64.4% per Share to new investors purchasing New Shares in the Offering. Dilution per Share to new investors is determined by subtracting the net assets per Share after this Offering from the Offer Price paid by a new investor.

Investors should be aware that the above calculation is based on an assumed Offer Price of €99.87 per share (being the closing price of our Shares on the Vienna Stock Exchange on September 17, 2007). The final shareholders' equity (including consolidated profit excluding minorities) based on the Offer Price can be calculated in accordance with the following formula: (shareholders equity (including consolidated profit excluding minorities) prior to the Offering) + (New Shares x Offer Price) – (amount of expenses in connection with the Offering payable by us). Dilution per Share is determined by subtracting shareholders' equity per Share from the Offer Price.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data of our Group are derived from our Audited Annual Consolidated Financial Statements as at and for the years ended December 31, 2004, 2005 and 2006 and from our Unaudited Interim Consolidated Financial Statements as at and for the six-month period ended June 30, 2006 and 2007. This selected financial data should be read in conjunction with such financial statements as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). See "Summary of Principal Differences between IFRS and U.S. GAAP."

Balance sheet

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(unaudited)
	(in € millions)			
Assets				
Cash reserves	1,895.4	2,908.2	4,063.6	2,978.9
Loans and advances to banks	4,779.4	5,794.3	8,202.4	8,807.2
Loans and advances to customers	16,242.3	24,714.0	35,042.7	41,897.5
Impairment losses for loans and advances	(366.3)	(649.8)	(872.1)	(967.7)
Trading assets	2,447.0	1,656.3	2,683.7	2,713.9
Other current financial assets	650.5	1,322.7	995.1	1,382.2
Financial investments	2,329.4	2,807.2	2,787.5	2,659.6
Tangible fixed assets	441.0	738.8	1,055.7	1,051.1
Intangible fixed assets	177.0	880.7	1,220.7	1,213.2
Other assets	311.7	522.4	687.5	907.9
Total assets	**28,907.4**	**40,694.9**	**55,867.0**	**62,643.6**
Liabilities and Shareholders' Equity				
Deposits from banks	6,619.8	10,236.5	13,813.6	16,919.8
Deposits from customers	18,169.5	24,889.5	33,156.3	35,700.4
Liabilities evidenced by paper	662.5	759.1	1,421.7	1,948.5
Provisions for liabilities and charges	112.8	131.5	217.6	256.3
Trading liabilities	409.9	264.1	486.2	423.4
Other liabilities	312.2	557.1	765.8	1,000.8
Subordinated capital	443.7	580.7	1,416.2	1,400.3
Minority interests	337.0	475.1	603.9	683.9
Equity	1,630.6	2,418.9	2,803.6	3,908.9
Consolidated profit	209.4	382.3	1,182.1	401.4
Total liabilities and shareholders' equity	**28,907.4**	**40,694.9**	**55,867.0**	**62,643.6**

Income statement

	For the year ended December 31,			For the six months ended June 30,	
	2004	2005	2006	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in € millions, except % and per share amounts)				
Interest income	1,513.1	2,103.3	3,248.2	1,425.6	2,045.0
Interest expense	(709.6)	(901.2)	(1,484.3)	(635.8)	(966.3)
Net interest income	**803.5**	**1,202.1**	**1,763.9**	**789.8**	**1,078.8**
Provisioning for impairment losses	(137.6)	(167.3)	(308.9)	(125.0)	(153.3)
Net interest income after provisioning	**665.9**	**1,034.8**	**1,455.0**	**664.8**	**925.5**
Commission income	537.7	718.6	1,108.9	490.3	671.6
Commission expense	(96.3)	(111.9)	(175.6)	(74.8)	(99.4)
Net commission income[1]	**441.4**	**606.6**	**933.3**	**415.6**	**572.2**
Trading profit/(loss)	78.4	101.0	174.8	71.3	79.3
Net income from investments	8.3	10.9	103.2	(1.7)	(7.2)
General administrative expenses	(823.3)	(1,162.5)	(1,693.7)	(744.2)	(1,002.7)
Other operating profit/(loss)	(29.8)	(22.3)	0.4	15.2	25.1
Income from disposal of Group assets	—	—	506.6	—	14.3
Profit before tax	**340.8**	**568.6**	**1,479.6**	**421.0**	**606.6**
Income tax	(71.0)	(109.0)	(205.2)	(87.5)	(129.6)
Profit after tax	**269.8**	**459.6**	**1,274.4**	**333.5**	**477.0**
Minority interests in profit	(60.3)	(77.3)	(92.2)	(44.3)	(75.6)
Consolidated profit	**209.4**	**382.3**	**1,182.1**	**289.2**	**401.4**
Selected Additional Data					
Earnings per share (in €)	1.93	2.79	8.29	2.03	2.8
Return on equity before taxes (in %)	22.20	21.79	45.40	27.3	26.6
Consolidated return on equity (in %)	17.0	17.2	42.6	21.4	20.3
Return on assets before taxes (in %)	1.4	1.7	3.2	2.0	2.1
Cost/income ratio (in %)	63.5	61.6	59.1	59.1	57.3
Risk/earnings ratio (in %)	17.13	13.91	17.51	17.5	14.21
Provisioning for impairment losses/average risk-weighted assets (banking/book)	0.98	0.81	0.97	0.97	0.77

(1) In 2006, we changed our method of presenting income from foreign exchange transactions involving customers. The trading margins achieved are split into a trader margin and a customer margin. The customer margins from such transactions are now shown in net commission income, while the trader margins are still recognized in trading profit. The reclassification has also been applied retrospectively to the results from 2005 and 2004. As a result of the retrospective adjustments for 2005 and 2004, the relevant figures shown in the table above differ from those presented in the Audited Annual Consolidated Financial Statements for the years ended December 31, 2005 and 2004 included elsewhere in this Prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections "Risk Factors", "Market Overview" and "Business Description" as well as in conjunction with our Audited Annual Consolidated Financial Statements as of and for each of the years ended December 31, 2004, 2005 and 2006 and our Unaudited Interim Consolidated Financial Statements as at June 30, 2006 and 2007, which are included elsewhere in this Prospectus. Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs from Austrian GAAP or U.S. GAAP in certain significant respects. For a discussion of certain significant differences between IFRS and U.S. GAAP relevant to our consolidated financial statements, see "Summary of Principal Differences between IFRS and U.S. GAAP" below.

Our Audited Annual Consolidated Financial Statements as of and for the years ended December 31, 2004, 2005 and 2006 have been audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft.

Overview

We are one of the leading banking groups in Central and Eastern Europe ("CEE") (source: Raiffeisen Research 2006/2007), offering customers banking and financial services through an extensive network of universal commercial banks and leasing companies across the region. We are part of the Austrian Raiffeisen Banking Group, own Network Banks in 16 CEE markets and have a more limited presence in Lithuania and Moldova. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to a broad range of corporations, small and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit cards, mortgages and leasing.

We are currently, and after completion of the Offering will remain, a majority-owned subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders" below.

We divide our business into the following four business segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations & Other

Our Corporate Customers segment currently generates the majority of our profit, contributing €467.2 million or 52% to our profits in 2006 with a return on equity before tax of 31.7%. Our Retail Customers segment, which we have continuously expanded over the past three years, recorded a profit before tax of €263.5 million in 2006 with a return on equity before tax of 24.8%. Its share in our profit before tax was approximately 30% and is expected to continue to grow. Our Treasury segment contributed €241.5 million or 27% to our profits before tax in 2006 with a return on equity before tax of 44.7%. For more information on our business segments see "—Segment Reporting—Business segments" below. All of the above profit figures exclude one-off effects of €588.5 million which arose from the sale of Raiffeisenbank Ukraine and a minority stake in Kazakh BankTuranAlem.

In addition to our business segments, we also report according to the following three geographic segments:

- Central Europe (CE)
- Southeastern Europe (SEE)
- Commonwealth of Independent States (CIS)

CE represents our most mature and developed geographic segment. Our CE segment contributed €315.5 million or 36% to our profits before tax in 2006 with a return on equity before tax of 23.4% (excluding one-off effects). As of June 30, 2007, we had approximately 1.9 million customers and 528 branches in CE.

Since the banking market is less developed than that in CE, growth of banking assets and profitability has been higher. As of June 30, 2007, we had approximately 4.9 million customers and 821 branches in SEE. Our SEE segment contributed €284.9 million or 32% to our profits before tax in 2006 with a return on equity before tax of 28.2% (excluding one-off effects).

CIS is the most under-banked region in CEE and we believe that it has the highest potential for future growth. We have grown our assets in the region by an average of 66% per year since 2000 and aim to continue to rapidly expand our assets in the region. Our CIS segment contributed €879.1 million or 59% to our profits before tax in 2006 with a return on equity before tax of 97.6%, including one-off effects of €588.5 million from the sale of Raiffeisenbank Ukraine and a minority stake in Kazakh BankTuranAlem. Excluding these one-off effects the contribution would have been €290.7 million or 33% with a return on equity of 32.3%. As of June 30, 2007, we had approximately 5.9 million customers and 1,607 branches in CIS.

As of June 30, 2007, CE accounted for approximately 40% of our total assets, SEE for approximately 32% and CIS for approximately 28%. At the same date, the breakdown of our profits by region was approximately 35%, approximately 36% and approximately 29%, respectively. For a list of the individual countries included in each of our geographic segments see "—Segment Reporting—Geographic segments" below.

As of June 30, 2007, we employed 55,195 people (full-time equivalents) and had total assets of €62.6 billion, an increase of 12.1% from December 31, 2006. For the year ended December 31, 2006, we had a consolidated profit of €1,182.1 million and a consolidated return on equity of 42.6%, including one-off effects. Excluding one-off effects, these results were €593.7 million and 21.4%, respectively.

Key Drivers

We believe that the following factors are the principal drivers for the development of our business, our results of operations and our financial condition.

Economic and Business Environment

CEE is a large and highly dynamic region that offers substantial prospects for growth and future prosperity. With an aggregate population of approximately 333.4 million as at December 31, 2006 (source: The Vienna Institute for International Economic Studies (WIIW), National Central Banks, Raiffeisen Research 2006/2007), the CEE market is larger than the United States and currently larger than the combined eurozone. At the same time, average GDP growth in the CEE region is more than twice as high as in the eurozone.

Today CEE banking markets benefit from ongoing high real GDP growth rates combined with substantial structural catch-up potential in terms of financial intermediation ratios (total banking assets/GDP). Currently all CEE countries have an average intermediation rate (total banking assets/GDP in CEE) of 67.9%. This compares to a value of 235.5% in the eurozone countries. For a detailed macroeconomic overview of the region please refer to the "Market Overview" section.

Although Slovenia is the only CEE country that has thus far been accepted into the European Monetary Union ("EMU"), many of the countries in the region have stated a desire to join the EMU in the future. Slovakia, the next candidate country to join the eurozone, plans to adopt the euro on January 1, 2009. We expect that the adoption of the euro by countries in which we have Network Banks or otherwise conduct business will affect our operating results in various ways: We will incur costs associated with adapting our IT infrastructure to the conversion from the respective local currency to the euro. In addition, upon the adoption of the euro by a country there will be no more currency exchange transactions between the country's local currency and the euro, which will adversely affect our income from currency exchange transactions. Also, interest margins in countries joining the EMU tend to move towards the prevailing interest margins in the other eurozone countries.

Changes in the Banking Industry and Our Competitive Environment

We operate in increasingly competitive markets. See "Market Overview—Competition" below and "Risk Factors—We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors" above. Our Network Units already compete with a number of large international financial institutions and smaller local competitors including other commercial banks, savings banks, building societies, investment banks, investment advisors and mutual funds. The EU accession of Bulgaria

and Romania has increased competitive pressure even further in many of our markets and will result in a gradual convergence between the banking markets in the CEE region and those of Western Europe. Market entry in these new EU countries has become easier for other EU-domiciled banks and thus increased the number of competitors. In addition, the trend towards consolidation in the global financial services industry is creating competitors with extensive ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.

As the CEE banking markets mature, we expect lending margins to fall. An increasing presence of large international financial institutions enhances the general sophistication of retail clients in markets as new products (e.g. asset management, specialized lending products and insurance) are introduced. It can be generally expected that large CEE Network Banks will be able to benefit strongest from the increasing variety of banking products at the cost of smaller local banks that are not able to incorporate new products in their product mix at the same pace. In addition they do not have the means to introduce state of the art risk management and steering tools.

Growing Importance of Asset Management and Insurance Products in Retail Banking

Over the coming years, we generally expect retail banking to remain the key driver of our business and of growth in the banking industry in CEE in general. As a result of the beneficial economic environment, private households increasingly benefit from higher incomes, lower unemployment and increasing stability in the region. Predicted rises in spending power are likely not only to increase consumer spending, but also the general demand among private individuals for financial services. Classic lending products, such as mortgages and consumer credits, experienced a huge uplift as a result of increased consumer spending. Average mortgage volume/GDP in the CE region increased from 5.8% in 2004 to 10.1% in 2006, still significantly below the eurozone level of more than 38% at the end of 2006. Broad customer segments especially in CE started to use a wide range of additional banking products and services. The underdeveloped statutory pension systems in many countries in CEE highlight the necessity of private retirement provision. This trend is expected to lead to a shift of a pure lending/ deposit institution to a bank with a significantly higher share of non-lending related fee income from asset management and insurance brokerage.

Changing Trends in Corporate Banking

Competition in the business with large corporate clients intensified in recent years especially due to the market entry of new international players. In contrast to retail banking, business with large corporate customers does not necessarily require a significant local presence. This makes it much easier for international financial institutions with no established history in CEE to enter this segment. This ongoing trend is likely to result in a further decline in interest margins and reduced growth in this segment.

A second important trend is the increasing importance of capital markets for many of the large corporate clients in the region. Their increasing use of bonds as refinancing tools marks the beginning of disintegration in this business segment. We expect that this will have an implication on the margin environment, as banks must carefully monitor the capital markets environment to prevent any losses of clients. Only banks with a strong capital markets focus will be able to benefit from this changing market environment. A key for future success in the corporate business will also be a clear client segmentation to guarantee an efficient and targeted sales approach in an environment with significantly greater competition.

Regulatory framework

Due to the tremendous economic growth in all CEE countries, some local regulators have undertaken precautionary measures to control lending volumes and avoid an overheating of the credit market. Consequences of these decisions included high capital requirements, minimum reserves and restrictions in the allowed credit growth. Particularly in some SEE countries, such as Croatia, Serbia and Bulgaria, credit growth was significantly restricted. The severity of these restrictive measures will continue to affect the growth potential of all market participants in the respective markets.

Increasing consolidation trend in CEE markets

In recent years, many CEE banking sectors have undergone dramatic changes and have been characterized by sector-wide restructurings and privatization campaigns. Especially in the ten new EU member countries, this

process has resulted in the dominance of privately-owned and mostly foreign-controlled banks. See "Market Overview—Development of the CEE Banking Market." Western European banks have dominated the consolidation process and now control local markets to a large extent. Only in the banking markets in Russia, Ukraine and Belarus is foreign influence smaller. However, recent M&A activity suggests that foreign ownership will increase in the medium-term in these countries.

Currently, the size of many local and even smaller international market participants is too small to fully benefit from economies of scale and in some cases low capitalization levels also limit the ability to play an active role in the ongoing consolidation process in the region. This, together with falling margins and the increasing necessity to provide the client with a comprehensive product and distribution mix will increase the consolidation pressure. This could spur the second round of M&A activity within the local markets and may lead to intra market consolidation. Given our excellent brand awareness and market position we see ourselves as well positioned to benefit from any consolidation activity in these markets.

Recent Acquisitions and Disposals

Acquisitions

Acquisition of Banka e Kursimeve sh.a.

In 2004 RZB acquired Banka e Kursimeve sh.a., Tirana, from the Albanian government. RZB subsequently sold its interest to us at cost and we fully consolidated Banka e Kursimeve sh.a. in our accounts as of April 1, 2004. The bank was renamed Raiffeisen Bank sh.a. in October 2004. It is Albania's largest bank (source: Raiffeisen Research 2006/2007).

Acquisition of Joint Stock Post Pension Bank Aval

On October 20, 2005 we completed the acquisition of a 93.5% holding in Joint Stock Post Pension Bank Aval ("Bank Aval"), the second-largest bank in the Ukraine (source: Raiffeisen Research 2006/2007), for a purchase price of US$1,028 million. The acquisition furthers our strategy of expanding in the retail segment, and it also gives us a strong foothold in the Ukraine, which we believe is one of the most promising banking markets in the growth region of Central and Eastern Europe. Bank Aval's strong market position, its superior distribution network and good economic performance were the main reasons for the acquisition. In the course of 2006, we increased our shareholding in Bank Aval and as of June 30, 2007 we held a 95.6% share in the company.

At the time of the acquisition, Bank Aval operated a country-wide network of approximately 1,400 business outlets and served more than 3 million customers, increasing Raiffeisen International's number of branches to approximately 2,400 and the number of customers to 9.2 million in CEE. Bank Aval accounted for a market share of 8.2% by total assets as of December 31, 2006 (source: Raiffeisen Research 2006/2007).

We began consolidating Bank Aval, which we renamed Raiffeisen Bank Aval, in the fourth quarter of 2005. Following the acquisition, branch improvements increased our retail focus. Following the acquisition, Bank Aval's operations have been integrated in Group operations and we started to apply Group standards, including a centralized collection system and our Group risk management standards, to Bank Aval and successfully carried out a rebranding.

Acquisition of JSC Impexbank

We acquired 100% of Russian JSC Impexbank ("Impexbank") on April 28, 2006 for a purchase price of $563 million. The acquisition marked an acceleration of Raiffeisen International's existing retail strategy in Russia. Impexbank was founded in 1993 and its business focus is primarily on retail customers who are served through its nationwide distribution network of approximately 200 branches. As of June 30, 2007 Impexbank had total assets amounting to approximately €1.8 billion, and employed approximately 5,400 people.

The acquisition of Impexbank is of strategic importance for Raiffeisen International, as it allows us to attract new retail customers in Russia, as we now have access to a substantially larger network and are not required to focus our resources on setting up new branches. We estimate that the acquisition of Impexbank will allow us to achieve our expansion goals in Russia at least four years earlier than by a process of organic branch development only. With the acquisition of Impexbank we became the largest foreign-owned banking group in Russia and the eighth largest bank in this market of 142.2 million inhabitants (source: Raiffeisen Research 2006/2007).

We expect to complete the legal merger of Impexbank into our other Russian Network Bank, which remains subject to various filings with and approvals by the Russian regulatory authorities, in the fourth quarter of 2007 and to complete the operational merger within the short-to-medium term thereafter. The first step in the integration process, initiated immediately after the acquisition, was integrating risk management and treasury according to Raiffeisen International Group standards. We continue to increase the number of activities that are performed on a combined basis, including cash transports, call centers and common clearing accounts with correspondent banks. Customers of our two banks in Russia have access to our combined ATM network and several products, such as pension funds and investment funds products, are sold nationwide through Impexbank's as well as through Raiffeisenbank's networks. Management structures on different levels have already been decided upon and functionally implemented for the merged bank. We are preparing to rebrand former Impexbank branches with our Group branding.

Acquisition of 100% of eBanka, a.s.

On October 25, 2006, we completed the acquisition of 100% of eBanka, a.s. (the Czech Republic) for a purchase price of €130 million. eBanka started operations in 1997 and is predominantly focused on retail banking. It was sold by Ceska pojistovna, the largest Czech insurance company. At the time of acquisition, eBanka's total assets amounted to approximately €704 million and the bank employed a staff of 964.

The acquisition of eBanka increased our retail customer base in the Czech Republic by over 70% to almost 300,000 clients as of October 2006, and supported our growth strategy in the robust Czech banking market through the addition of 61 branches. eBanka was initially consolidated by the Group in November 2006.

We plan to complete the legal and operational merger of eBanka with our other Czech Network Bank, Raiffeisenbank, a.s., by 2008. In the meantime, we have focused on providing benefits for the customers of both banks, including cross-offering of products, free access to the both ATM networks and cash services at branches. Following the acquisition, eBanka's operations have been integrated in Group operations and, as a first step, we started to apply Group standards, risk management functions and treasury management of the Group to eBanka.

In preparation for our intended merger of eBanka with Raiffeisenbank, a.s., as of August 1, 2007 we on-sold an interest of 49% in eBanka to those two Raiffeisen Landesbanken (directly or indirectly) that are minority shareholders in Raiffeisenbank a.s., in order to achieve the same ownership structure in both of our Czech banks.

Purchase of International Finance Corporation's minority stake in Raiffeisen banka a.d, Serbia

On October 20, 2006 we completed the purchase of International Finance Corporation's ("IFC") 10% minority stake in Raiffeisen banka a.d., Belgrade, Serbia for a purchase price of $18.7 million, and, with the exit of IFC, became sole owners of this bank. The participation of IFC in our Serbian subsidiary Raiffeisen banka a.d., had been intended from the outset to be a temporary measure, with the aim of gaining supra-national assistance for the start-up of our greenfield operations in the then politically and economically more unstable Serbian market in 2001.

Disposals

Sale of minority stakes in Raiffeisen Krekova banka d.d., Slovenia

On February 27, 2006 we sold a 12.9% minority stake in our Slovenian Network Bank Raiffeisen Krekova banka d.d., Maribor, Slovenia, which was recently named Raiffeisen Bank d.d., to two Raiffeisen Landesbanken operating in the region of this bank. Upon completion of this sale Raiffeisen-Landesbank Steiermark AG acquired a participation of 9.9% and Raiffeisenlandesbank Burgenland und Revisionsverband, registrierte Genossenschaft mit beschränkter Haftung acquired a participation of 3% in Raiffeisen Krekova banka d.d. Following the disposal, we still hold a stake of 85.7% in the Slovenian Network Bank.

Sale of 7.7% Minority Stake in JSC Bank TuranAlem

On August 23, 2006 we sold our 7.7% minority stake in JSC Bank TuranAlem ("BTA"), Almaty, Kazakhstan for €136.5 million to a group of investors. The sale of this minority interest was a result of the unsuccessful outcome of our negotiations with other BTA shareholders concerning the proposed acquisition by us of a majority interest in BTA. We acquired this holding in BTA in December 2004 when we acquired convertible preferred shares in BTA for a purchase price of €29 million.

Sale of JSCB Raiffeisenbank Ukraine

On November 21, 2006 we closed the sale of 100% of our shares in JSCB Raiffeisenbank Ukraine ("RB Ukraine") to OTP Bank Nyrt, Hungary. RB Ukraine had a balance-sheet total of more than €1.6 billion at the end of September 2006 and operated from 42 business outlets. The sales price amounted to approximately €650 million. The sale resulted in an extraordinary tax-free gain of about €486 million for us, which was recorded in the fourth quarter of 2006.

The sale of RB Ukraine enabled us to avoid the cost and time-intensive merger with Raiffeisen Bank Aval and it also accelerates Raiffeisen Bank Aval's full integration into the Group.

Future Acquisitions and Disposals

We continue to carefully monitor the continuing consolidation of the CEE banking sector as well as ongoing privatization efforts in various countries and we will always carefully consider potential acquisitions where they would offer us opportunities to further expand our business, both in our current markets and in new countries that we may identify as promising strategic targets for any future geographic expansion. We currently believe that future acquisitions; if any, are most likely to occur in Southeastern Europe or in countries of the former Soviet Union. When evaluating potential acquisition targets, we analyze them in the context of our overall strategic objectives both in the region as well as in the relevant country. Our strategic objectives for each country include certain market share targets, customer segment and business activity objectives and financial returns. See also "Business Description—Strategy" and the descriptions of our different targets and objectives for each of our geographic segments under "Business Description—Geographic Segments."

Effects of Currency Fluctuations

With the exception of Slovenia, which joined the eurozone in 2007, all of our operations, assets and customers are located in Central and Eastern European countries that are not part of the eurozone, and we generate or incur a significant amount of our income and expenses in the local currencies of these countries. As a result, our business is affected by fluctuations of the exchange rates of these local currencies and also of the U.S. dollar which is an important currency in some of the countries where we operate. See also "Risk Factors—Risks Relating to Our Business—Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks."

Because we prepare our financial statements in euros, fluctuations in foreign exchange rates may have an effect both on our results of operations and on the value of our assets, liabilities, revenue and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate non-euro denominated equity items into euros at weighted historical exchange rates and all other non-euro denominated assets and liabilities into euros at the exchange rates prevailing in the market as of the relevant balance sheet date. For purposes of our consolidated profit and loss statements, we translate non-euro income and expense items into euros at average exchange rates prevailing during the relevant period, calculated on the basis of end-of-month rates. Consequently, even if the amounts or values of these items remain unchanged in the respective currency, changes in exchange rates have an impact on the amounts or values of such items both in our consolidated income statements and consolidated balance sheets.

A combination of surging foreign direct investment, improved macroeconomic policies and a stated desire by many countries in the region to join the European Monetary Union have caused many of the local currencies in the CEE region to gain in value against the euro. In 2006, this development had a significant positive effect on our capital account and, to a much lesser extent, on our earnings. We cannot, however, predict future exchange rate developments.

In order to minimize the effects of exchange rate fluctuations of the local currencies in CEE and of the U.S. dollar, we are actively monitoring these developments and partially hedge our exposure to these fluctuations by entering into certain currency hedging arrangements. These hedging arrangements include capital hedges and other hedging activities. We enter into capital hedges both on a central and on a local basis in order to minimize the impact of currency fluctuations on our Group equity. Any decisions to enter into such arrangements are made by our management board. The results of these hedging transactions are booked directly into equity according to

IAS 39. The results of other hedging transactions that are entered into locally by individual Network Banks are recognized as profit or loss in our income statement. See "—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" and "Risk Management—Currency Risk" below for more detail on the effects of currency translations on our retained earnings and on how we manage currency risk. You can also find a more detailed description of how we address currency risks associated with our trading and non-trading activities under "Risk Management—Market Risk." The following exchange rates were applied for the purposes of foreign currency translation:

	2004		2005		2006		Six Months Ended June 30, 2007	
Rates in units per €	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**
Hungarian forint (HUF)	245.970	251.539	252.870	248.394	251.770	263.247	246.150	250.724
Czech crown (CZK)	30.464	31.945	29.000	29.846	27.485	28.322	28.718	28.160
Slovakian crown (SKK)	38.745	40.110	37.880	38.591	34.435	37.149	33.635	34.095
Russian rouble (RUB)	37.750	35.846	33.950	35.270	34.680	34.148	34.807	34.700
Polish zloty (PLN)	4.085	4.531	3.860	4.027	3.831	3.897	3.768	3.844
Bulgarian leva (BGN)	1.956	1.956	1.956	1.956	1.956	1.956	1.956	1.956
Ukrainian hryvna (UAH)	7.217	6.620	5.972	6.405	6.651	6.327	6.797	6.722
Romanian lei (RON)	3.939	4.050	3.680	3.648	3.384	3.525	3.134	3.325
Croatian kuna (HRK)	7.675	7.506	7.372	7.414	7.350	7.325	7.304	7.350
Bosnian marka (BAM)	1.956	1.956	1.956	1.956	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)(1)	239.760	239.018	239.500	239.579	239.640	239.588	—	—
Serbian dinar (RSD)(2)	78.885	72.657	85.500	82.863	79.000	84.169	79.025	80.074
Belarus rouble (BYR)	2,955.650	2,689.559	2,546.350	2,692.559	2,817.310	2,689.745	2,885.670	2,853.223
Albanian lek (ALL)	126.350	127.958	122.580	124.216	123.850	123.079	121.830	124.790
Kazakh tenge (KZT)	—	—	158.540	166.188	167.120	158.429	164.630	164.357

(1) As of January 1, 2007 the Republic of Slovenia adopted the euro as its only currency.

(2) The rates for the years 2004 and 2005 refer to Serbia and Montenegro Dinar (CSD).

Significant Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS. Our management selects and applies certain accounting policies that management believes are important for the understanding of our financial condition and results of operations. As a result of the uncertainties inherent in our business activities, we need to make certain estimates and assumptions that require management to make difficult, subjective and complex judgments.

The following paragraphs describe those accounting policies that we believe are important for the understanding of our consolidated financial statements, including policies requiring subjective or complex judgments. A more detailed description of these accounting policies can be found in the notes to our consolidated financial statements.

Financial Instruments (IAS 39)

IAS 39 establishes principles of recognizing, measuring and disclosing information about financial instruments. It requires that all financial assets and liabilities, including all derivative instruments, are shown on the balance sheet. Instruments should initially be measured at cost, which is the fair value of the consideration given or received for the instrument.

Trading Assets/Liabilities

Trading assets/liabilities are acquired or incurred principally for the purpose of generating profit from short-term fluctuations in market prices. We recognize securities (including short selling of securities) and derivative financial instruments held for trading at their fair values. If securities are listed, the fair value is based on stock exchange prices. Where such prices are not available, we apply internal prices based on present value calculations for originated financial instruments and futures or option pricing models for options. Present value calculations are based on the zero-coupon curve. As option price formulas Black-Scholes 1972, Black 1976 or Garman-Kohlhagen are applied depending on the kind of option.

Designated Financial Instruments at Fair Value

This category comprises mainly all those financial instruments which are irrevocable designated at fair value (so called fair value option) upon initial recognition in our balance sheet independent of the intention to trade. We may use this designation only when doing so results in more relevant information, because a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis. These instruments are debt securities and other fixed-interest securities or equities and other variable-yield securities. These instruments are measured at fair value according to IAS 39.

Financial Instruments Held to Maturity

We report non-derivative financial assets (securities with fixed or determinable payments and fixed maturities) purchased with the intention and ability to hold them to maturity under the balance sheet item financial investments. We recognize them at amortized cost and amortize differences over the term to maturity and recognize them in the income statement under net interest income.

Loans and Advances

We recognize loans and advances at their nominal value without deduction of impairment losses. See also "—Provisions for Impairment Losses on Loans and Advances."

Available-for-Sale-Financial Assets

The category of financial assets available-for-sale contains those financial instruments (mainly equity participations for which there are no active markets) that did not qualify for any of the other categories mentioned above. We state them at fair value, if a fair value is reliably measurable. We show valuation differences directly in equity and only recognize them in the income statement if there is an objective indication of impairment. Only in the case of debt instruments we reverse such impairments in the income statement. In case of equity instruments, such impairments are booked versus equity.

Hedging

Derivative instruments that are not held for trading because they are acquired for hedging purposes are subdivided into fair value hedges and other derivative instruments, reflecting differing recognition methods.

Fair Value Hedge According to IAS 39

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed, and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80% to 125%.

Derivative instruments held to hedge the fair values of individual balance sheet items (except trading assets/ liabilities) are recognized at their fair values (dirty prices) under other assets (positive dirty prices) or other liabilities (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) are allocated directly to the corresponding balance sheet items and reported separately in the notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments are recorded in our income statement under other operating profit/loss (net result from hedge accounting).

Other Derivative Instruments

Derivative instruments held to hedge against market risks (except trading assets/liabilities) that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting according to IAS 39. We record them as follows: We recognize positive dirty prices under other assets, and negative dirty prices under other liabilities. We recognize the effect of remeasuring those derivative instruments on a clean-price basis under other operating profit/loss (net income from other derivative instruments).

Provisions for Impairment Losses on Loans and Advances

We account for credit risk by making specific impairment provisions and portfolio-based impairment provisions. The latter comprise impairment provisions for portfolios with identical risk profiles that may be compiled under certain conditions. In the retail segment, we build provisions according to product portfolio and past due days. We do not net specific and portfolio-based impairment provisions against corresponding receivables but state them separately in our balance sheet.

For credit risks related to loans and advances to customers and banks, we make provisions in the amount of expected loss according to homogeneous Group-wide standards. Risk of loss is deemed to exist if the discounted projected repayment amounts and interest payments are below the carrying value of the loans, taking collateral into account. Portfolio-based impairments are calculated according to valuation models that estimate expected future cash flow for the loans in the respective loan portfolio based on loss experience history. For retail portfolios without a documented loss history of their own, peer group benchmark figures serve as a comparative base.

Impairment of Assets

Intangible Fixed Assets

Intangible fixed assets include goodwill, internally developed and acquired software, brand rights and acquired customer bases. Goodwill and other intangible fixed assets without definite useful lives are tested for impairment at every balance sheet date. Whenever events or changes in circumstances indicate that the expected benefit no longer exists, impairment must be made pursuant to IFRS 3. IFRS 3 started to apply to us with effect from January 1, 2005 with respect to any goodwill from acquisitions. Prior to that date, we amortized goodwill over an assumed useful life of 10 years.

Acquired intangible fixed assets (software and customer base) with determinable useful lives are capitalized at cost and amortized over their estimated useful lives.

Internally developed intangible fixed assets consisted exclusively of software. Software is capitalized if it is probable that the future economic benefits attributable to the asset will accrue to the enterprise and the cost of the asset can be measured reliably. The useful life of software is between four and six years and may be longer for major software projects. The useful life of the acquired customer base was set at seven years for corporate customers, at 20 years for the acquired customer base in the retail segment of Raiffeisen Bank Aval and at five years for Impexbank and eBanka.

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or production less scheduled depreciation. Depreciation is carried out on a straight-line basis and assumption is based the following useful lives:

Asset class	Depreciation period in years
Buildings	25 - 50
Office furniture and equipment	5 - 10
IT hardware	3 - 5

In the case of substantial impairment, exceptional write-downs are carried out. In the event that the reason for the write-down no longer exists, a write-back will take place up to the amount of the asset's cost less scheduled depreciation.

Deferred Tax Assets and Liabilities

Income tax was recognized and calculated in accordance with IAS 12, applying the liability method. Deferred tax assets and liabilities reflect the differences between the values of assets and liabilities we show in our consolidated financial statements and the corresponding values we show under tax regulations as of a certain balance sheet date. Future tax effects are likely to arise from such differences (so-called temporary differences).

Deferred taxes were computed on the basis of all temporary differences between the amounts stated in the consolidated balance sheet and the tax base that will reverse in subsequent periods, considering local tax scales. Tax loss carry forwards were capitalized as deductible temporary differences insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deductible temporary differences were offset against taxable temporary differences on a subsidiary-by-subsidiary basis.

Consolidation

Under IAS 27, our management makes judgments about the degree of control or influence that we have over an enterprise in applying consolidation principles. For this purpose, control is the power to govern the financial and operating principles of an enterprise so as to obtain benefits from its activities.

Our fully consolidated members are all material subsidiaries in which we either hold more than 50% of the voting rights or exercise a controlling influence on their financial and operating policies.

Material interests in associated companies—on whose financial and operating policies we exercise a significant influence are accounted for using the equity method and are reported under financial investments.

Profit or losses occurring in companies valued at equity are shown net in net interest income. The same rules that apply to fully consolidated companies (offsetting acquisition costs against proportional fair net asset value) also apply to companies valued at equity. We principally use IFRS financial statements of associated companies for capital consolidation purposes.

Shares in subsidiaries not integrated into the consolidated financial statements because of their minor significance and of interests in associated undertakings not accounted for using the equity method, are shown under "Financial investments" and are carried at cost.

Business combinations

In the course of capital consolidation, all identifiable assets, liabilities and contingent liabilities of acquired subsidiaries are measured at their fair values on the acquisition date according to IFRS 3. The acquisition costs are offset with the proportional net assets. The resulting positive differences are capitalized as goodwill. The goodwill is tested annually for impairment, or more frequently, if events or changes in circumstances indicate impairment.

Network Units use brands to differentiate their services from the competition. According to IFRS 3, brands of acquired companies are recognized separately under the item *intangible fixed assets*. Brands have an undeterminable useful life and are therefore not subject to scheduled amortization. Brands are tested annually for impairment and additionally whenever indications of impairment arise.

If customer contracts and associated customer relationships are acquired in a business combination, they are recognized separately from goodwill, if they are based on contractual or other rights. The acquired companies meet the criteria for a separate recognition of non-contractual customer relationships for existing customers. The customer base is valued using the multi-period excess earnings method based on projected future income and expenses allocable to the respective customer base. The projections are based on planning figures for the corresponding years.

Other Provisions for Liabilities and Charges

We allocate other provisions for uncertain liabilities to third parties at the amount of the expected entitlement. We do not discount provisions for liabilities and charges, because the expected effect from discounting would be minimal.

Segment Reporting

Our segment reporting is based on our internal management information system which is similar to a multi-stage contribution costing calculation. Income and expenses are allocated according to the causation principle. Income items are interest income, commission income, trading profit and other operating income. Net interest income is calculated using the market interest rate method. Net interest received from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognized under net interest income.

Provisioning for impairment losses on loans and advances consists of net allocations of impairment losses on credit risks, direct write-downs as well as income received from written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff expenses and other administrative expenses) are incurred by business segments while the indirect costs are allocated according to internally agreed ratios.

The risk-weighted assessment base pursuant to Section 22 of the Austrian Banking Act ("BWG") serves as sector-specific substitute for segment assets (including market risk).

We apply two central steering benchmarks:

- The return on equity before taxes is the ratio that states the profit before tax to average equity employed and expresses the return on capital employed.
- The cost/income ratio represents the cost efficiency of business segments. The cost/income ratio is calculated as quotient of general administrative expenses and the sum of net interest income, net commission income, trading profit/loss and other operating income/loss (adjusted for the net result from hedge accounting and other derivative financial instruments).

Business Segments

The basis for our primary segment reporting according to IAS 14 is our internal management reporting system which is mainly customer-oriented. Business is divided into the following segments:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

Corporate Customers

Our Corporate Customers segment comprises business with large corporates and mid market companies from CEE, as well as with companies from other countries that are operating in the CEE region, especially multinationals.

Companies belong to our Corporate Customers segment if their annual sales are at least €5 million or clearly relate to project or trade finance. All other small and medium-sized enterprises are included in the small entities sub-segment of our retail customers segment.

The Public sector and companies owned by state-owned entities and institutions are also part of the Corporate Customers segment. The public sector comprises all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this segment.

In addition, business with banks, providers of financial services, and insurance companies is reported in this segment (Financial Institutions). This excludes transactions connected to proprietary trading with financial instruments invested within the asset and liability management as those are allocated to the Treasury segment. The banks sub-segment encompasses national and international commercial, retail and private banks. Banks also include supranational institutions, such as the World Bank, the European Bank for Reconstruction and Development ("EBRD"), the European Investment Bank ("EIB"), and the International Monetary Fund ("IMF"). Financial service providers include brokers and asset managers such as investment banks, investment fund companies, leasing companies as well as companies operating in businesses related to the credit industry. Insurance companies consist of all kind of insurers and reinsurers. They include property, health, life and pension insurers.

Because of the minor importance of public sector and financial institutions for our consolidated results, they are included in the Corporate Customers segment.

Retail Customers

Our Retail Customers segment comprises private individuals (consumers), self-employed customers (micro) and small and medium-sized enterprises with annual revenues of less than €5 million (small entities) (minor

country-specific deviations may occur in this). They are offered standardized products such as savings accounts, time deposits, current and salary accounts, retail term loans, overdraft lines, credit and debit cards, and mortgages as well as other secured loans.

Earnings arising from services to private banking customers provided by a number of Network Banks units are also included in this customer segment. An individualized advisory approach is applied and asset management services are offered to high net worth individuals.

Treasury

Our Treasury segment primarily includes transactions relating to the management of our interest rate risk, as well as foreign exchange transactions and securities trading and investment. This generally includes both pure trading activities, which we manage based on a centralized system of strict limits, as well as medium and long term financial investments. The main portion of the transactions in our Treasury segment is derived from customer-induced treasury transactions.

Treasury activities are centrally controlled and subject to strictly monitored limits. In addition, we have a portfolio of medium-term and long-term financial investments, of which as of June 30, 2007 81.3% were public sector debt.

Participations & Other

In addition to non-banking activities, our Participations & Other segment includes the management of our equity investment portfolio, including our non-consolidated affiliated companies and our minority interests. Other general functions are also included in this segment.

Geographic Segments

In addition to segment information based on business areas, we also prepare segment information according to geographic markets. We currently allocate all Network Units to one of three geographic segments based on the corporate domicile of each Network Unit:

Central Europe (CE)

This segment contains the five countries in which we operate that joined the EU on May 1, 2004. They are the Czech Republic, Hungary, Poland, Slovakia, and Slovenia.

Southeastern Europe (SEE)

This segment includes Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia.

Commonwealth of Independent States (CIS)

This segment contains the members of the Commonwealth of Independent States—created from parts of the former Soviet Union—in which we operate, namely Belarus, Kazakhstan, Russia and Ukraine.

Income items and head office costs in Austria, most of which accrue within our holding company RI, are apportioned among the individual segments according to the causation principle. If a direct allocation is impossible, allocation is based on other criteria such as risk-weighted assets (this is the basis of assessment including market risk) or operating expenses.

Factors Affecting Comparability of Period-to-Period Results of Operations

The following changes in the scope of consolidation and in our segment reporting in recent years affect the comparability of our period-to-period results of operations. These changes are important for the proper interpretation of our financial statements and it also is important that you bear these factors in mind when you are reading the sections "—Six Month Period Ended June 30, 2007 Compared with Six Month Period Ended June 30, 2006", "—Year Ended December 31, 2006 Compared with Year Ended December 31, 2005" and "—Year Ended December 31, 2005 Compared with Year Ended December 31, 2004" below.

Changes in the Scope of Consolidation

We fully consolidated all significant subsidiaries over whose business and financial policies we exercise a controlling influence. For all other material interests in entities over whose business and financial policies we merely exercise a significant influence, we accounted for using the equity method. The number of companies integrated into our consolidated financial statements has changed in the periods under review as follows:

	Fully Consolidated				Equity Method			
	December 31,			June 30,	December 31,			June 30,
	2004	2005	2006	2007	2004	2005	2006	2007
Number of consolidated entities as of January 1	38	43	65	105	3	3	3	3
Number of entities first integrated in year under review	6	29	45	18	1	—	—	—
Number of entities merged in year under review	(2)	(2)	(1)	—	—	—	—	—
Number of entities excluded in period under review	—	(5)	(4)	(5)	—	—	—	—
Regrouping	1	—	—	(1)	(1)	—	—	—
Number of consolidated entities at end of period	43	65	105	117	3	3	3	3

For more details on the reasons behind the changes in the scope of consolidation in the years 2004, 2005, 2006 and the first half of 2007 see "—Key Drivers—Recent Acquisitions and Disposals" above.

Explanation of Key Income Statement Items

Net Interest Income

Net interest income includes income and expense from items of banking business, dividend income and commissions with interest-like characteristics. Interest income consists primarily of interest income from loans and advances to customers (75.1% of interest income in 2006), interest income from loans and advances to banks (12.4% in 2006) and interest from financial investments (4.6% in 2006). Current income and other interest-like income also contribute to net interest income, but to a much lesser extent. Current income represents dividends received from shares, funds and equity interests. Other interest-like income represents mainly fees and commissions that are expressed as an interest premium in accordance with IAS 18. Interest expenses consist mostly of interest expenses on deposits from customers (56.2% of interest expenses in 2006) and banks (36.3% in 2006).

Provisioning for Impairment Losses

Provisions for impairment losses comprise our estimates of probable losses in our loan portfolio arising from on-balance-sheet and off-balance-sheet transactions and sovereign risks, taking into account the structure and quality of our loan portfolio and general economic factors. In 2006, total provisioning for impairment losses consisted of 38.5% of portfolio based provisions and 61.5% of individual loan loss provisions. This item also reflects amounts released from provisions for possible loan losses, amounts from direct write-downs and income received on written-down claims.

Net Commission Income

Net commission income typically consists primarily of commission income from our payment transfers business (44.1% in 2006) and our loan administration and guarantees business (11.7% in 2006) and, to a lesser extent, from our securities business, foreign currency business and other banking services, such as asset management.

Trading Profit/(Loss)

Trading profit/(loss) captures all interest and dividend income, refinancing costs, commissions and any changes in the fair value of trading portfolios as well as valuation gains and losses from open foreign exchange positions. In recent years, our trading profit arose largely from currency-related contracts (80.8% in 2006) and, to a much lesser extent, from interest-based contracts and equity-/index-related contracts.

Income from Financial Investments and Current Financial Assets

This income statement position comprises valuation results and net proceeds from disposal of financial investment portfolio (held-to-maturity securities) and equity participations, which include shares in affiliated companies, companies valued at-equity and other equity investments. It further comprises valuation results and net proceeds from current financial assets. These securities derive from the valuation category "designated financial instruments at fair value".

General Administrative Expenses

General administrative expenses consist of staff expenses, other administrative expenses and depreciation/ amortization of tangible and intangible fixed assets and leased assets. Staff expenses account for almost half of our general administrative expenses and include wages and salaries, social security costs, voluntary social expenses, and severance payments and pensions. Other administrative expenses include various kinds of expenses incurred to run the banking business, such as rental, maintenance and operating expenses on buildings, IT costs and communication expenses, legal and consultancy expenses, advertising and entertainment expenses, deposit insurance and other sundry administrative expenses.

Other Operating Profit/(Loss)

Other operating profit/(loss) captures revenues and expenses arising from non-banking activities, net income and expenses from the disposal, as well as income from the revaluation of tangible and intangible fixed assets, valuation results from hedging instruments and hedged items, valuation results from derivative financial instruments which are neither hedging instruments nor designated for trading, non-income taxes, and other operating income and expenses. This includes also income and expenses resulting from the impairment of goodwill and the release of negative goodwill.

Income from disposal of group assets

This item includes the net income from the disposal of group assets according to IFRS3. The net income is calculated from the net proceeds from the sale of a group asset less its net asset value

Consolidated Profit

Consolidated profit is comprised of profit after tax minus the minority interests in profit. This represents the net profits which are attributable to our shareholders.

Six Month Period Ended June 30, 2007 Compared with Six Month Period Ended June 30, 2006

Overview

The following table shows our condensed income statements for the six months ended June 30, 2006 and 2007:

	Six Months Ended June 30,		
	2006	2007	Change
	(in € millions, unaudited)		(in %)
Net interest income	789.8	1,078.8	36.6
Provisioning for impairment losses	(125.0)	(153.3)	22.6
Net interest income after provisioning	664.8	925.5	39.2
Net commission income	415.6	572.2	37.7
Trading profit/(loss)	71.3	79.3	11.2
Net income from financial investments and current financial assets	(1.7)	(7.2)	320.5
General administrative expenses	(744.2)	(1,002.7)	34.8
Other operating profit/(loss)	15.2	25.1	64.5
Income from disposal of group assets	—	14.3	—
Profit before tax	**421.0**	**606.6**	**44.1**
Income tax	(87.5)	(129.6)	48.1
Profit after tax	**333.5**	**477.0**	**43.0**
Minority interests in profit	(44.3)	(75.6)	70.6
Consolidated profit	**289.2**	**401.4**	**38.8**

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the six months ended June 30, 2006 and 2007:

Six Months Ended June 30,	Corporate Customers	Retail Customers	Treasury	Participations and Other
		(in € millions, unaudited)		
Net interest income				
2006	284.6	465.3	44.4	(4.6)
2007	361.8	657.9	52.5	6.7
Provisioning for impairment losses				
2006	(42.0)	(82.8)	(0.0)	(0.2)
2007	(56.4)	(96.0)	0.0	(0.9)
Net interest income after provisioning				
2006	242.6	382.6	44.4	(4.8)
2007	305.3	561.9	52.5	5.8
Net commission income				
2006	148.5	260.5	(1.5)	8.1
2007	200.4	362.8	5.8	3.3
Trading profit/(loss)				
2006	0.8	2.6	78.1	(10.2)
2007	4.6	1.8	77.0	(4.0)
Net income from financial investments and current financial assets				
2006	(0.4)	0.0	(2.9)	1.7
2007	0.8	0.0	(9.7)	1.7
General administrative expenses				
2006	(156.6)	(521.4)	(28.4)	(37.7)
2007	(200.0)	(702.7)	(38.1)	(61.9)
Other operating profit/(loss)				
2006	3.8	4.2	5.8	1.4
2007	9.7	(0.4)	4.1	11.7
Income from disposal of group assets				
2006	—	—	—	—
2007	—	—	—	14.3
Profit before tax				
2006	238.7	128.4	95.5	(41.6)
2007	320.8	223.3	91.5	(29.1)

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the six months ended June 30, 2006 and 2007:

Six Months Ended June 30,	CE	SEE	CIS
	(in € millions, unaudited)		
Net interest income			
2006	284.4	254.7	250.8
2007	369.4	326.0	383.3
Provisioning for impairment losses			
2006	(39.3)	(35.0)	(50.7)
2007	(51.8)	(20.4)	(81.1)
Net interest income after provisioning			
2006	245.0	219.6	200.1
2007	317.6	305.6	302.2
Net commission income			
2006	164.7	114.0	136.9
2007	221.6	173.3	177.4
Trading profit/(loss)			
2006	1.0	22.7	47.6
2007	37.7	21.2	20.4
Net income from financial investments and current financial assets			
2006	(1.5)	0.1	(0.4)
2007	(7.8)	0.6	0.0
General administrative expenses			
2006	(270.0)	(230.7)	(243.4)
2007	(377.9)	(297.9)	(326.9)
Other operating profit/(loss)			
2006	11.6	4.4	(0.8)
2007	9.4	17.1	(1.4)
Income from disposal of group assets			
2006	—	—	—
2007	11.6	—	2.7
Profit before tax			
2006	150.9	130.1	140.0
2007	212.2	220.0	174.4

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Interest income	1,421.4	2,042.0	620.6	43.7
Current income	1.8	1.4	(0.4)	(24.0)
Other interest-like income	2.4	1.6	(0.8)	(31.9)
Interest expenses	(634.1)	(960.9)	(326.8)	51.5
Other interest-like expenses	(1.7)	(5.3)	(3.6)	214.9
Total	**789.8**	**1,078.8**	**289.0**	**36.6**

Net interest income increased by €289.0 million or 36.6% from €789.8 million in the six months ended June 30, 2006 to €1,078.8 million in the six months ended June 30, 2007. This increase was slightly lower than that of the average balance sheet total, which increased by approximately 37.5% over the same period. Our net interest margin (the ratio of net interest income to average total assets) decreased by 3 basis points from 3.69% to 3.66% for the six months ended June 30, 2007. Changes in the scope of consolidation had only a small negative impact of approximately €3 million on net interest income. The increase in net interest income was primarily driven by the dynamic business growth at nearly the same interest margin as in the first half of 2006.

The €620.6 million or 43.7% increase in interest income was primarily attributable to a €531.6 million or 50.2% increase in interest income from loans and advances to customers, mainly as a result of strong growth in our Retail Customers segment. The increase is partly due to the fact that Impexbank was included in our half-year results 2006 only for two months.

The €326.8 million or 51.5% increase in interest expenses was primarily attributable to the rise in interest expenses on deposits from customers, which increased by €195.8 million or 55.2%, due to an increase in deposits in markets with higher interest rate levels, and the rise in interest expenses on deposits from banks, which increased by €88.1 million or 36.7% during the period.

The following table gives a breakdown of net interest income by business segment for the periods indicated:

	Six Months Ended June 30,			
	2006	**2007**	**Change**	**Change**
	(in € millions, unaudited)			in %
Corporate Customers	284.6	361.8	77.2	27.1
Retail Customers	465.3	657.9	192.6	41.4
Treasury	44.4	52.5	8.1	18.1
Participations & Other	(4.6)	6.7	11.3	—
Total	**789.8**	**1,078.8**	**289.0**	**36.6**

Net interest income in our Corporate Customers segment increased by €77.2 million or 27.1% from €284.6 million in the six months ended June 30, 2006 to €361.8 million in the six months ended June 30, 2007. In the first half of 2007, the Corporate Customers segment contributed 33.6% to our total net interest income and in respect of risk weighted assets represents the strongest business segment of our Group. Net interest income in the Retail Customers segment accounted for the largest increase in net interest income over the period, increasing by €192.6 million, or 41.4%, to €657.9 million in the six months ended June 30, 2007. The increase reflects the growing business volume in this segment in line with our strategic goal to increase the contribution of the retail business.

The €8.1 million or 18.1% increase in net interest income in our Treasury segment is mainly attributable to higher results from our asset-liability management. The change in net interest income in Participations & Others from a loss of €4.6 million in the six months ended June 30, 2006 to a profit of €6.7 million in the six months ended June 30, 2007 mainly reflects the difference between the actual and the computational gains from investments of our equity; this item relates solely to inter-segmental allocation and does not affect our consolidated net interest income.

The following table gives a breakdown of net interest income and net interest margin by geographic segment for the periods indicated:

	Net Interest Income				Net Interest Margin	
	Six Months Ended June 30,				Six Months Ended June 30,	
	2006	**2007**	**Change**	**Change**	**2006**	**2007**
	(in € millions, unaudited)			in %	(in %, unaudited)	
CE	284.4	369.4	85.0	29.9	3.20	3.07
SEE	254.7	326.0	71.3	28.0	3.50	3.34
CIS	250.8	383.3	132.5	52.8	4.68	4.86
Total	**789.8**	**1,078.8**	**289.0**	**36.6**	**3.69**	**3.66**

Net interest income increased across all geographic regions in the first half of 2007.

In our CE segment, net interest income increased by €85.0 million or 29.9%, from €284.4 million in the six months ended June 30, 2006 to €369.4 million in the six months ended June 30, 2007. This was primarily due to the growth of our assets in the region. Group assets attributable to the region increased by €6.6 billion or 35.5% over the same period, to €24.9 billion as at June 30, 2007. This increase was slightly higher than the increase in net interest income, leading to a decrease of 13 basis points in the net interest margin to 3.07% for the period ending June 30, 2007.

Net interest income in our SEE segment increased by €71.3 million or 28.0% from €254.7 million in the six months ended June 30, 2006 to €326.0 million in the six months ended June 30, 2007. This was primarily due to the significant increase of our total assets by 33.2% in the region, while the net interest margin in the region fell by 16 basis points to 3.34% for the first half of 2007 compared to the same period in 2006.

The CIS segment accounted for the largest increase in net interest income, an increase of €132.5 million, or 52.8%, from €250.8 million for the six months ended June 30, 2006 to €383.3 million for the comparable period in 2007. The increase was mainly due to the increase in business volume after our acquisition of Impexbank in the second quarter of 2006. The increase in net interest income was higher than the increase in balance sheet assets attributable to the region, which rose by €4.7 billion to €17.3 billion as of June 30, 2007. As a result, the net interest margin improved by 18 basis points to 4.86% for the period ending June 30, 2007.

While net interest margins in our three geographic segments vary significantly on a quarter-by-quarter basis, they are more stable on a longer term basis. Between 2004 and the first half of 2007 our quarterly net interest margin in CE fluctuated between 2.99% and 3.23%, representing a range of only 24 basis points. In the SEE region the net interest margin remained within a range of 37 basis points (between 3.19% and 3.56%) in the same time period. In CIS our net interest margin actually increased by 70 basis points between 2004 and the first half of 2007, which we attribute to a large part to the introduction of new products and the further expansion of our distribution capabilities and customer groups in the region.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims for the periods indicated:

	Six Months Ended June 30,			Change in %, except percentage points
	2006	2007	Change	
	(in € millions except %, unaudited)			
Individual loan loss provisions	(70.2)	(79.6)	(9.4)	13.4
thereof:				
Allocated to provision for impairment losses	(197.6)	(210.5)	(12.9)	6.5
Release of provision for impairment losses	143.2	148.3	5.1	3.6
Direct write-downs	(22.2)	(31.9)	(9.7)	43.7
Income received on written-down claims	6.4	14.5	8.1	126.6
Portfolio based loan loss provisions	(55.2)	(74.2)	(19.0)	34.4
thereof:				
Allocation to provisions for impairment losses	(94.5)	(158.0)	(63.5)	67.2
Release of provisions for impairment losses	39.3	83.8	44.5	113.2
Gains from the sale of loans	0.3	0.5	0.2	66.7
Total	**(125.0)**	**(153.3)**	**(28.3)**	**22.6**
Risk/earnings ratio	15.8%	14.2%	—	(1.6)PP
Net provisioning ratio	0.87%	0.77%	—	(0.10)PP

Provisioning for impairment losses increased by €28.3 million or 22.6% from €125.0 million in the six months ended June 30, 2006 to €153.3 million in the six months ended June 30, 2007. This increase was attributable to the growth of our loan portfolio. Loans and advances to customers increased by €6.9 billion or 19.6%, from €35.0 billion as of June 30, 2006 to €41.9 billion as of June 30, 2007. The slightly higher increase in provisions compared to the increase in our loan portfolio is primarily attributable to the CIS region and here to the continuing integration of Impexbank and Bank Aval into our Group and the resulting upgrading of the bank's risk management systems to RI Group standards. Our risk/earning ratio (the level of provisioning for impairment losses compared to net interest income) for the first half of 2007 amounted to 14.2%, compared to 15.8% for the first half of 2006.

The following table gives a breakdown of provisioning for impairment losses and the risk/earnings ratio by business segment for the periods indicated:

	Provisioning for Impairment Losses				Risk/Earnings Ratio	
	Six Months Ended June 30,				Six Months Ended June 30,	
	2006	2007	Change	Change	2006	2007
	(in € millions, unaudited)			in %	(in %, unaudited)	
Corporate Customers	(42.0)	(56.4)	(14.4)	34.3	14.8	15.6
Retail Customers	(82.8)	(96.0)	(13.2)	15.9	17.8	14.6
Treasury	(0.0)	0.0	0.0	—	0.1	0.0
Participations & Other	(0.2)	(0.9)	(0.7)	308.4	(4.7)	13.2
Total	**(125.0)**	**(153.3)**	**(28.3)**	**22.6**	**15.8**	**14.2**

The increase of provisioning for impairment losses of €14.4 or 34.3% in the six months ended June 30, 2007 compared to the same period in 2006 in our Corporate Customers segment is primarily attributable to the strong growth of our business volumes in expansion strategy important geographical regions. Provisioning for impairment losses in our Retail Customers segment increased by €13.2 million or 15.9% from €82.8 million in the six months ended June 30, 2006 to €96.0 million in the six months ended June 30, 2007. This increase is mostly the result of the growth of our retail business volume over the period.

The following table gives a breakdown of provisioning for impairment losses and the risk/earnings ratio by geographic segment for the periods indicated:

	Provisioning for Impairment Losses				Risk/Earnings Ratio	
	Six Months Ended June 30,				Six Months Ended June 30,	
	2006	2007	Change	Change	2006	2007
	(in € millions, unaudited)			in %	(in %, unaudited)	
CE	(39.3)	(51.8)	(12.5)	31.7	13.8	14.0
SEE	(35.0)	(20.4)	14.6	(41.8)	13.7	6.3
CIS	(50.7)	(81.1)	(30.4)	59.9	20.2	21.2
Total	**(125.0)**	**(153.3)**	**(28.3)**	**22.6**	**15.8**	**14.2**

In the CE region, provisioning for impairment losses increased by €12.5 million or 31.7% over the period. This increase is in part a result of the continuous fine tuning of our risk provisioning. At 14.0% in the first half of 2007, the risk/earnings ratio was almost unchanged compared to 13.8% in the same period in 2006.

Provisioning for impairment losses in our SEE segment developed positively in the first half of 2007, decreasing by €14.6 million or 41.8%, from €35.0 million in the six months ended June 30, 2006 to €20.4 million in the six months ended June 30, 2007. This positive result was achieved despite increased business volume in the region and was primarily due to the continuous fine tuning of our risk provisioning, particularly in Croatia and Bulgaria, and the release of provisions for loans to certain corporate customers. The decrease in the provisioning for impairment losses in the region led to a decline in the risk/earnings ratio from 13.7% for the first half of 2006 to 6.3% for the same period in 2007.

The largest increase in provisioning for impairment losses over the period is attributable to our CIS region. Provisioning for impairment losses in this region increased by €30.4 million or 59.9% from €50.7 million to €81.1 million in the six months ended June 30, 2007. The increase is mainly a result of the acquisition of Bank Aval and Impexbank in the last two years. The provisions created in this region over the period were primarily portfolio-based, with actual losses amounting to approximately €11 million in the first half of 2007. The share of total portfolio-based provisioning accounted for by CIS amounted to just under 50%. The risk/earnings ratio for the region was 21.2% for the first half of 2007, compared to 20.2% for the first half of 2006. At the same time the coverage ratio (ratio of provisioning to non-performing loans) remained high at approximately 178%.

Net Interest Income After Provisioning

Net interest income after provisioning increased by €260.7 million or 39.2% from €664.8 million in the six months ended June 30, 2006 to €925.5 million the six months ended June 30, 2007.

Net Commission Income

The following table gives a breakdown of our net commission income for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Payment and transfers business	179.4	247.3	67.9	37.1
Loan administration and guarantees business	53.5	66.9	13.4	25.1
Securities business	19.5	32.5	13.0	66.3
Foreign exchange and precious metals business	126.1	164.3	38.2	30.3
Other banking services	37.1	61.2	24.1	65.0
Total	**415.6**	**572.2**	**156.6**	**37.7**

Net commission income increased by €156.6 million or 37.7% from €415.6 million in the six months ended June 30, 2006 to €572.2 million in the six months ended June 30, 2007. Approximately €37 million of this increase were attributable to changes in the scope of consolidation. The largest part of the remaining increase is attributable to the Retail Customers segment, which accounted for €102.3 million, or approximately two-thirds of this growth, due to a significantly higher number of customers in the Retail Banking segment and increasing cross-selling efforts. Consistently higher income from fees and commissions for nearly all banking products also contributed to the increase in net commission income.

The following table gives a breakdown of net commission income by business segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Corporate Customers	148.5	200.4	51.9	34.9
Retail Customers	260.5	362.8	102.3	39.3
Treasury	(1.5)	5.8	7.3	—
Participations & Other	8.1	3.3	(4.8)	(59.8)
Total	**415.6**	**572.2**	**156.6**	**37.7**

Net commission income in our Corporate Customers segment increased by €51.9 or 34.9% in the six months ended June 30, 2007 compared to the same period in 2006, due to higher commission income from foreign currency transactions and payments transfer business.

In the same period net commission income in our Retail Customer segment increased by €102.3 million or 39.3%, from €260.5 million in the six months ended June 30, 2006 to €362.8 million in the six months ended June 30, 2007. This increase is primarily due to the significant growth in our retail customer base, as described above.

In our Treasury segment net commission income increased by €7.3 million from a loss in the amount of €1.5 million for the six months ended June 30, 2006 to profits of €5.8 million for the six months ended June 30, 2007.

The following table gives a breakdown of net commission income by geographic segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
CE	164.7	221.6	56.9	34.5
SEE	114.0	173.3	59.3	52.0
CIS	136.9	177.4	40.5	29.6
Total	**415.6**	**572.2**	**156.6**	**37.7**

Net commission income in CE increased by €56.9 million or 34.5%, from €164.7 million in the six months ended June 30, 2006 to €221.6 million in the six months ended June 30, 2007. This increase was primarily due to continuous increases in transaction volumes, especially in the area of payment transfers and in securities business. Changes in the scope of consolidation resulted in an increase of approximately €7 million.

In the SEE region, net commission income increased by €59.3 million or 52.0%, from €114.0 million in the six months ended June 30, 2006 to €173.3 million in the six months ended June 30, 2007. The largest increases were achieved in Romania, Bulgaria and Albania. The most important earnings sources in the SEE region were the payment transfer business, which accounted for approximately €74 million, and the foreign exchange and notes and coins business, which accounted for approximately €36 million of net commission income in the region in the first half of 2007.

In the CIS region, net commission income increased by €40.5 million or 29.6%, from €136.9 million in the six months ended June 30, 2006 to €177.4 million for the same period in 2007. The highest volumes were achieved in Ukraine, where we expanded our retail customer base in line with our strategy. The payment transfer and foreign exchange businesses accounted for approximately €102 million and approximately €45 million, respectively.

In the context of our greater focus on unsecured lending, as well as due to the continued growth of our asset management business, we believe that our net commission income will continue to make a greater contribution to our results in the future.

Trading Profit/(Loss)

Trading profits increased by €8.0 million or 11.2% from €71.3 million in the first half of 2006 to €79.3 million in the first half of 2007.

The following table gives a breakdown of our trading profits/(losses) for the periods indicated:

	Six Months Ended June 30,			
	2006	**2007**	**Change**	**Change**
	(in € millions, unaudited)			in %
Interest-rate-related contracts	(6.5)	27.9	34.4	—
Currency-related contracts	77.0	43.4	(33.6)	(43.7)
Share-/index-related contracts	(1.0)	6.3	7.3	—
Other contracts	1.9	1.7	(0.2)	(6.9)
Total	**71.3**	**79.3**	**8.0**	**11.2**

Trading profits from interest-rate-related contracts increased by €34.4 million from a loss in the amount of €6.5 million in the six months ended June 30, 2006 to a profit in the amount of €27.9 million in the six months ended June 30, 2007, mainly due to favorable developments on the interest markets, especially in the CE region and in Russia. The total volume of our trading assets increased by €30.0 million or 1.1% to €2.7 billion as at June 30, 2007. Trading profits from currency-related contracts decreased by €33.6 million or 43.7%, from €77.0 million in the first six months of 2006 to €43.4 million in the same period in 2007, mainly as a result of the fact that trading profits from currency-related contracts were unusually high in the first half of 2006 due to one-off effects in connection with the acquisition of Impexbank and, to a lesser extent, due to the exchange rate volatility of some CEE currencies and the U.S. dollar.

The following table gives a breakdown of trading profits/(losses) by business segment for the periods indicated:

	Six Months Ended June 30,			
	2006	**2007**	**Change**	**Change**
	(in € millions, unaudited)			in %
Corporate Customers	0.8	4.6	3.8	466.3
Retail Customers	2.6	1.8	(0.8)	(30.3)
Treasury	78.1	77.0	(1.1)	(1.5)
Participations & Other	(10.2)	(4.0)	6.2	(60.9)
Total	**71.3**	**79.3**	**8.0**	**11.2**

The increase in our overall trading profits in the first half of 2007 compared to the first half of 2006 was attributable to a decrease in trading losses by €6.2 million or 60.9% in the Participations & Other segment and the €3.8 million increase in trading profits in the Corporate Customer segment, whereas the Treasury and Retail Customer segments remained relatively stable.

The following table gives a breakdown of trading profits/(losses) by geographic segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
CE	1.0	37.7	36.7	>500.0
SEE	22.7	21.2	(1.5)	(6.5)
CIS	47.6	20.4	(27.2)	(57.1)
Total	**71.3**	**79.3**	**8.0**	**11.2**

In the CE region, trading profits increased significantly from €1.0 million in the six months ended June 30, 2006 to €37.7 million for the same period in 2007. The main reason for this increase of €36.7 million was an improved result in interest-based business, influenced by rising interest rates in some CE countries, and the income from currency-based business.

Trading profits in SEE declined by €1.5 million or 6.5% over the same period, to €21.2 million in the six months ended June 30, 2007. This is almost entirely due to the currency-related business.

In the CIS region, trading profit decreased by €27.2 million or 57.1%, from €47.6 million in the six months ended June 30, 2006 to €20.4 million for the same period in 2007. While interest-based transactions increased by €8.8 million to €11.4 million, earnings from currency-based business declined by approximately €36 million. The decrease in the contribution from currency-based business is largely due to the unusually high result in the first half of 2006 arising from a foreign exchange position taken in connection with the acquisition of Impexbank, which led to a one-off positive remeasurement.

Net Income From Financial Investments and other Current Assets

Net loss from financial investments and other current assets was €7.2 million for the six months ending June 30, 2007, an increase in the amount of €5.5 million from a net loss of €1.7 million. The increase in the loss was mainly attributable to losses in net valuation of securities (other current financial assets).

General Administrative Expenses

The following table gives a breakdown of our general administrative expenses for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Staff expenses	(348.8)	(491.5)	(142.7)	40.9
Other administrative expenses	(314.5)	(406.0)	(91.5)	29.1
Depreciation on intangible and tangible fixed assets	(80.9)	(105.2)	(24.3)	29.9
Total	**(744.2)**	**(1,002.7)**	**(258.5)**	**34.8**

General administrative expenses increased by €258.5 million or 34.8% from €744.2 million in the six months ended June 30, 2006 to €1,002.7 million in the six months ended June 30, 2007. This included changes in the scope of consolidation accounting for approximately €37 million. Excluding these effects, the increase in general administrative expenses amounted to approximately €222 million or 30%. The increase was mainly attributable to the development of our banking network and the rapid business growth in general. Despite this significant growth, operating expenses did not increase as much as operating income, which caused the cost/income ratio to improve by 0.6 percentage points to 57.3%.

More than half of the increase in general administrative expenses is attributable to an increase in staff expenses, which increased by €142.7 million or 40.9% from €348.8 million in the first half of 2006 to €491.5 million in 2007. Changes in the scope of consolidation accounted for approximately €21 million of this increase. The average number of staff members amounted to 53,903 in the first half of 2007 and was thus 7,987, or about 17%, higher than in the first half of 2006. The increase in staff numbers over the period was mainly due to the acquisition of Impexbank and eBanka in 2006 and strong organic staff growth. An increase in wages, particularly in CIS, also contributed to the increase in staff expenses.

Other administrative expenses rose by €91.5 million or 29.1% from €314.5 million in the six months ended June 30, 2006 to €406.0 million in the six months ended June 30, 2007. About 13% of the increase is due to changes in the scope of consolidation. Advertising expenses in support of our market presence and legal and consulting expenses were the main drivers for the increase in other administrative expenses.

Depreciation of tangible and intangible assets increased by €24.3 million or 29.9% from €80.9 million to €105.2 million over the period. Changes in the scope of consolidation accounted for about €5 million of this increase. The increase further primarily resulted from the higher capital expenditures in prior periods for various Group and local projects, including for the implementation of Basel II requirements, enhancements and expansion of our branch network and enhancements of our IT systems.

The following table gives a breakdown of general administrative expenses by business segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Corporate Customers	(156.6)	(200.0)	(43.4)	27.7
Retail Customers	(521.4)	(702.7)	(181.3)	34.8
Treasury	(28.4)	(38.1)	(9.7)	34.0
Participations & Other	(37.7)	(61.9)	(24.2)	64.1
Total	**(744.2)**	**(1,002.7)**	**(258.5)**	**34.8**

General administrative expenses in our Corporate Customers segment increased by €43.4 million or 27.7% from €156.6 million in the six months ended June 30, 2006 to €200.0 million in the six months ended June 30, 2007. This increase is mainly due to the very competitive situation on the labor market in CIS, which led to wage increases in the region. In our Retail Customers segment general administrative expenses increased by €181.3 million or 34.8% from €521.4 million in the six months ended June 30, 2006 to €702.7 million in the six months ended June 30, 2007. This increase in mainly attributable to the continuing expansion of our retail banking activities and the related addition of 108 new outlets in the first half of 2007. General administrative expenses in our Participations & Other segment increased by €24.2 million or 64.1%, from €37.7 million in the six months ended June 30, 2006 to €61.9 million in the six months ended June 30, 2007.

The following table gives a breakdown of general administrative expenses by geographic segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
CE	(270.0)	(377.9)	(107.9)	40.0
SEE	(230.7)	(297.9)	(67.2)	29.1
CIS	(243.4)	(326.9)	(83.5)	34.3
Total	**(744.2)**	**(1,002.7)**	**(258.5)**	**34.8**

General administrative expenses in our CE segment increased by €107.9 million or 40.0% from €270.0 million in the six months ended June 30, 2006 to €377.9 million in the six months ended June 30, 2007. This increase is the result of the significant increases in the number of staff in CE due to the consolidation of the Czech bank eBanka in the fourth quarter of 2006. The average number of staff members increased by 20% to 11,742, and the number of business outlets in CE increased by 24%, or 103, to 528. Of these outlets 61 (as at June 30, 2007) were integrated from eBanka. The implementation of various IT projects also contributed to the increase. Due to this increase, the cost/income ratio in CE rose by 0.6 percentage points to 59.4%.

In the SEE region, general administrative expenses increased by €67.2 million or 29.1% from €230.7 million in the six months ended June 30, 2006 to €297.9 million in the six months ended June 30, 2007. This increase in mainly attributable to the expansion of our business outlet network in the region (from 619 to 821), which resulted in higher depreciation for capital investments in branches and other general administrative expenses.

General administrative expenses in CIS increased by €83.5 million or 34.3%, from €243.4 million in the six months ended June 30, 2006 to €326.9 million in the six months ended June 30, 2007. This increase is mainly due to higher staff expenses, particularly in Russia, resulting in part from the acquisition of Impexbank in the second quarter of 2006, as well as to wage increases in Russia. Furthermore, the acquisition of Impexbank and the sale of Raiffeisenbank Ukraine had a net effect of €20.1 million.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Sales revenues from non-banking activities	22.4	24.4	2.0	8.5
Expenses arising from non-banking activities	(17.7)	(16.1)	1.6	(9.4)
Net result from additional leasing services	0.7	(0.5)	(1.2)	—
Net result from real estate	2.9	1.5	(1.4)	(46.0)
Net result from operating lease	5.6	9.1	3.5	61.0
Net result from hedge accounting	0.2	0.1	(0.1)	(72.0)
Net result from other derivative instruments	5.9	4.1	(1.8)	(30.3)
Net proceeds from disposal of tangible and intangible fixed assets	(0.3)	(0.5)	(0.2)	86.0
Other taxes	(18.0)	(20.5)	(2.5)	13.4
Income from release of negative goodwill	6.1	12.8	6.7	110.2
Net expense from allocation and release of other provisions	(1.2)	(0.7)	0.5	(41.4)
Sundry operating income	14.2	33.1	18.9	133.6
Sundry operating expenses	(5.5)	(21.7)	(16.2)	295.0
Total	**15.2**	**25.1**	**9.9**	**64.6**

In the six months ended June 30, 2007, we reported other operating profits of €25.1 million, an increase of €9.9 million or 64.6% compared to other operating profits of €15.2 million in the same period in 2006. The increase was due mainly to increased operating income from leasing and from changes in the scope of consolidation. The first-time consolidation of asset management companies in Slovakia, Hungary and Croatia, necessary because Group materiality limits were exceeded, resulted in gains on the release of negative goodwill from the initial consolidation of approximately €13 million.

The following table gives a breakdown of other operating profit/(loss) by business segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Corporate Customers	3.8	9.7	5.9	156.6
Retail Customers	4.2	(0.4)	(4.6)	—
Treasury	5.8	4.1	(1.8)	(30.1)
Participations & Other	1.4	11.7	10.3	>500.0
Total	**15.2**	**25.1**	**9.9**	**64.6**

Other operating profits in our Corporate Customers segment increased by €5.9 million or 156.6% to €9.7 million for the six months ending June 30, 2007, partly due to the higher income from our operating leasing business. Our Retail Customers segment reported other operating losses in the amount of €0.4 million in the first half of 2007, compared to other operating profit of €4.2 million in the first half of 2006. Other operating profit in our Treasury segment decreased by €1.8 million or 30.1% from €5.8 million in the six months ended June 30, 2006 to €4.1 million in the six months ended June 30, 2007.

The following table gives a breakdown of other operating profit/(loss) by geographic segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
CE	11.6	9.4	(2.2)	(19.6)
SEE	4.4	17.1	12.7	292.0
CIS	(0.8)	(1.4)	(0.6)	81.2
Total	**15.2**	**25.1**	**9.9**	**64.6**

Other operating profit in CE decreased by €2.2 million in the first six months of 2007, from €11.6 million to €9.4 million. The decrease was primarily the result of higher other tax expenses in the region. In SEE other operating profit increased significantly, by €12.7 million, from €4.4 million in the first half of 2006 to €17.1 million in the first half of 2007, mainly due to the higher income from our operating leasing business in the region. We reported other operating loss of €1.4 million in CIS in the first half of 2007, compared to a loss of €0.8 million in the first half of 2006.

Income from Disposal of Group Assets

The income from the disposal of Group assets in the first half of 2007 amounted to €14.3 million, mainly resulting from the sale of SINESCO Energiaszolgaltato Kft, a Budapest-based group unit operating in the energy sector (€11.4 million), and the effect of excluding the Russian Raiffeisen Non-Government Pension Fund from the scope of consolidation (€2.7 million). In the first half of 2006 we had no income from the disposal of Group assets.

Profit Before Tax

Profits before tax increased by €185.6 million or 44.1% from €421.0 million in the six months ended June 30, 2006 to €606.6 million in the six months ended June 30, 2007. This increase was primarily attributable to the significant profit before tax increases in our Retail Customers and Corporate Customers segments. Changes in the scope of consolidation had a negative effect of €10.4 million on profit before tax in the first half of 2007.

Profit Before Tax by Business Segment

The following table gives a breakdown of profits before tax by business segment for the periods indicated:

	Six Months Ended June 30,			
	2006	2007	Change	Change
	(in € millions, unaudited)			in %
Corporate Customers	238.7	320.8	82.1	34.4
Retail Customers	128.4	223.3	94.9	73.9
Treasury	95.5	91.5	(4.0)	(4.2)
Participations & Other	(41.6)	(29.1)	12.5	(30.1)
Total	**421.0**	**606.6**	**185.6**	**44.1**

Profits before tax from our Corporate Customers segment increased by €82.1 million or 34.4% in the first six months of 2006 compared to the same period in 2007. Profits before tax in this segment amounted to €320.8 million for the period, accounting for 52.9% of total profits for the six months ending June 30, 2007.

Our Retail Customers segment reported profits of €223.3 million or 36.8% of total profits before tax for the six months ending June 30, 2007, an increase of 94.9 million or 73.9%, compared to a profit of €128.4 million for the prior period. This development is mainly attributable to the continuing increase in our customer base and resulting higher business volumes.

Profits before tax from our Treasury segment decreased slightly by €4.0 million or 4.2% and contributed €91.5 million or 15.1% of total profits before tax for the six months ended June 30, 2007 compared to €95.5 million or 22.7% of total profits before tax for the same period in 2006.

Losses in our Participations & Other segment decreased by €12.5 million or 30.1% from €41.6 million for the six months ended June 30, 2006 to €29.1 million for the same period in 2007. This decrease in losses is attributable to gains resulting from the first-time consolidation of asset management companies in Slovakia, Croatia and Hungary, which had not been consolidated previously due to insignificance.

Profit Before Tax by Geographic Segment

The following table gives a breakdown of profits before tax by geographic segment for the periods indicated:

	Six Months Ended June 30,			
	2006	**2007**	**Change**	**Change**
	(in € millions, unaudited)			**in %**
CE	150.9	212.2	61.3	40.6
SEE	130.1	220.0	89.9	69.1
CIS	140.0	174.4	34.4	24.6
Total	**421.0**	**606.6**	**185.6**	**44.1**

In CE profit before tax increased by €61.3 million or 40.6%, from €150.9 million in the first half of 2006 to €212.2 million for the six months ended June 30, 2007. In addition to the dynamic business development in this region, two special effects contributed to the increase in profit before tax. On the one hand, the initial consolidation of asset management units in Slovakia and Hungary yielded income of €9.2 million. In Hungary, on the other hand, 100% of the shares in Budapest-based SINESCO Energiaszolgaltato Kft., a group unit operating in the energy sector, were sold. The gain result from the deconsolidation amounted to €11.4 million.

In SEE profit before tax increased by €89.9 million or 69.1%, from €130.1 million to €220.0 million for the six months ended June 30, 2007. This is mainly due to a favorable market environment and the good market positioning of the Group units in this region.

In CIS, profit before tax increased by €34.4 million or 24.6% despite the deconsolidation of Raiffeisenbank Ukraine and a one-off positive remeasurement last year. The increase was in part due to the fact that Impexbank was only included for two months in the first half of 2006.

Income Tax

Taxes on income and earnings increased by €42.1 million or 48.1% from €87.5 million for the six months ended June 30, 2006 to €129.6 million for the six months ended June 30, 2007. This represents an effective tax rate of 21%, which is the result of mixed taxation of our profits in each country in which we operate. Our effective tax rate remained at the same level as in the first half of 2006.

Profit After Tax

Profit after tax increased by €143.5 million or 43.0% from €333.5 million for the six months ended June 30, 2006 to €477.0 million for the six months ended June 30, 2007.

Minority Interests in Profit

Minority interests in profit increased by €31.3 million or 70.6% from €44.3 million for the six months ended June 30, 2006 to €75.6 million for the six months ended June 30, 2007. The over-proportional increase was primarily due to higher profit contributions of Group units with a higher portion of minority shareholders, such as our Network Bank in Hungary.

Consolidated Profit

Consolidated profits increased by €112.2 million or 38.8% from €289.2 million for the six months ended June 30, 2006 to €401.4 million for the six months ended June 30, 2007.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Overview

In 2006, we changed our method of presenting income from foreign exchange transactions involving customers. The trading margins achieved are split into a trader margin and a customer margin. The customer margins from such transactions are now shown in net commission income, while the trader margins are still recognized in trading profit. In the following comparison of the fiscal years 2006 and 2005, the reclassification has also been applied retrospectively to the results from 2005.

The following table shows our condensed income statements for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		
	2005	2006	Change
	(in € millions, audited)		in %
Net interest income	1,202.1	1,763.9	46.7
Provisioning for impairment losses	(167.3)	(308.9)	84.7
Net interest income after provisioning	1,034.8	1,455.0	40.6
Net commission income	606.6	933.3	53.8
Trading profit/(loss)	101.0	174.8	73.1
Net income from investments	10.9	103.2	>500.0
General administrative expenses	(1,162.5)	(1,693.7)	45.7
Other operating profit/(loss)	(22.3)	0.4	—
Income from disposal of Group assets	—	506.6	—
Profit before tax	**568.6**	**1,479.6**	**160.2**
Income tax	(109.0)	(205.2)	88.4
Profit after tax	**459.6**	**1,274.4**	**177.3**
Minority interests in profit	(77.3)	(92.2)	19.4
Consolidated profit	382.3	1,182.1	209.2

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the years ended December 31, 2005 and 2006:

Year Ended December 31,	Corporate Customers	Retail Customers	Treasury	Participations and Other
		(in € millions, audited)		
Net interest income				
2005	427.0	651.3	120.0	3.9
2006	575.5	1,032.5	136.1	19.9
Provisioning for impairment losses				
2005	(71.7)	(96.2)	(0.0)	0.6
2006	(115.1)	(191.6)	0.0	(2.2)
Net interest income after provisioning				
2005	355.3	555.1	120.0	4.5
2006	460.4	840.9	136.1	17.6
Net commission income				
2005	247.1	349.8	8.9	0.9
2006	333.0	591.7	2.9	5.7
Trading profit/(loss)				
2005	3.2	4.3	94.6	(1.1)
2006	0.9	3.3	168.9	1.7
Net income from financial investments				
2005	0.4	—	1.4	9.1
2006	(0.1)	—	0.8	102.5
General administrative expenses				
2005	(274.6)	(786.0)	(40.3)	(61.7)
2006	(338.1)	(1,184.7)	(70.2)	(100.8)
Other operating profit/(loss)				
2005	5.4	(5.6)	(0.4)	(21.7)
2006	11.0	12.2	3.0	(25.9)
Income from disposal of Group assets				
2005	—	—	—	—
2006	—	—	—	506.6
Profit before tax				
2005	336.8	117.6	184.1	(70.0)
2006	467.2	263.5	241.5	507.4

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the years ended December 31, 2006 and 2005:

Year Ended December 31,	CE	SEE	CIS
	(in € millions, audited)		
Net interest income			
2005	513.6	424.5	264.0
2006	603.4	560.1	600.4
Provisioning for impairment losses			
2005	(48.5)	(63.5)	(55.3)
2006	(93.4)	(88.4)	(127.1)
Net interest income after provisioning			
2005	465.1	361.0	208.7
2006	510.0	471.7	473.2
Net commission income			
2005	268.1	200.8	137.7
2006	343.2	268.5	321.6
Trading profit/(loss)			
2005	38.6	42.1	20.3
2006	41.5	50.6	82.7
Net income from investments			
2005	7.8	3.0	0.1
2006	(0.3)	0.9	102.6
General administrative expenses			
2005	(532.6)	(418.3)	(211.6)
2006	(602.1)	(518.9)	(572.7)
Other operating profit/(loss)			
2005	(17.0)	(0.9)	(4.3)
2006	3.0	12.1	(14.8)
Income from disposal of Group assets			
2005	—	—	—
2006	20.1	—	486.5
Profit before tax			
2005	229.9	187.7	151.0
2006	315.5	284.9	879.1

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income for the years ended December 31 2005 and 2006:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Interest income	2,097.3	3,240.4	1,143.1	54.4
Current income	2.8	2.7	(0.1)	(3.6)
Other interest-like income	3.2	5.0	1.8	56.3
Interest expenses	(900.2)	(1,480.6)	(580.4)	64.5
Other interest-like expenses	(1.0)	(3.7)	(2.7)	270.0
Total	**1,202.1**	**1,763.9**	**561.8**	**46.7**

Net interest income increased by €561.8 million or 46.7% from €1,202.1 million in 2005 to €1,763.9 million in 2006. During the same period, our total assets grew by €15.2 billion or 37.3% from €40.7 billion as at December 31, 2005 to €55.9 billion as at December 31, 2006. Our net interest margin (net interest income compared to average total assets) increased from 3.55% in 2005 to 3.76% in 2006. Changes in the scope of consolidation, primarily relating to the first-time consolidation of Impexbank as of May 1, 2006 and eBanka as of November 1, 2006, and Raiffeisen Bank Aval as of October 1, 2005 accounted for €250.1 million, or 44.9% of the increase in net interest income.

Gross interest income increased by 54.4% to €3,240.4 million. Approximately three-quarters of the increase derive from loans and advances to customers. The corresponding balance sheet item shows an average increase of approximately 46.2%. Development of interest income from the securities portfolio declined due to falling interest rates in some markets and volume declined by approximately one quarter.

With an increase of 64.5% to €1,480.6 million, interest expenses rose somewhat more strongly than interest income. Despite the growth of average deposits by approximately 34.9%, interest expenses for customer deposits increased by approximately 47.8% due to more deposit business in markets with higher interest rate levels.

The following table gives a breakdown of net interest income by business segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Corporate Customers	427.0	575.5	148.5	34.8
Retail Customers	651.3	1,032.5	381.2	58.5
Treasury	120.0	136.1	16.1	13.4
Participations & Other	3.9	19.9	16.0	408.9
Total	**1,202.1**	**1,763.9**	**561.8**	**46.7**

Net interest income in our Corporate Customers segment increased by €148.5 million or 34.8% from €427.0 million in 2005 to €575.5 million in 2006, primarily due to the significant growth of our business volume.

Our retail customer segment contributed approximately a 58.5% share of total net interest income in 2006. The increase was primarily due to volume growth, including from our acquisitions of Impexbank and Bank Aval.

The €16.1 million or 13.4% increase in net interest income in our Treasury segment is mainly attributable to higher results from our asset-liability management. The increase of €16.0 million in net interest income to €19.9 million in our Participations & Other segment is primarily attributable to the difference between actual and computational gains from investments of our equity (this item relates solely to inter-segmental allocation and does not affect our consolidated net interest income).

The following table gives a breakdown of net interest income and net interest margin by geographic segment to the periods indicated:

	Net Interest Income				Net Interest Margin	
	Year Ended December 31,				Year Ended December 31,	
	2005	2006	Change	Change	2005	2006
	(in € millions, audited)			in %	(in %, unaudited)	
CE	513.6	603.4	89.8	17.5	3.15	3.14
SEE	424.5	560.1	135.6	32.0	3.51	3.55
CIS	264.0	600.4	336.4	127.4	4.96	5.00
Total	**1,202.1**	**1,763.9**	**561.8**	**46.7**	**3.55**	**3.76**

Interest margins vary significantly across the CEE region, depending on the stage of development of each market. Although net interest income in our CE segment increased by 17.5%, from €513.6 million in 2005 to €603.4 million in 2006, the net interest margin in this segment declined slightly by 1 basis point over the same period. In our SEE segment, net interest income increased by 32.0%, to €560.1 million in 2006 from 424.5 million in 2005, primarily due to increased business volumes. The net interest margin in this region rose by 4 basis points. Net interest income in our CIS segment increased by 127.4%, from €264.0 million in 2005 to €600.4 million in 2006 and the net interest margin improved by 4 basis points. The newly consolidated Impexbank, eBanka, and Raiffeisen Bank Aval accounted for approximately 45%, or €250 million, of the total increase.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims for the periods indicated:

	Year Ended December 31,			Change in %, except percentage points
	2005	2006	Change	
	(in € millions except %, audited)			
Individual loan loss provisions	(94.3)	(189.4)	(95.1)	100.8
thereof:				
Allocated to provision for impairment losses	(258.3)	(371.8)	(113.5)	43.9
Release of provision for impairment losses	188.4	223.8	35.4	18.7
Direct write-downs	(40.6)	(68.5)	(27.9)	68.7
Income received on written-down claims	16.2	27.0	10.8	66.7
Portfolio based loan loss provisions	(72.9)	(119.5)	(46.6)	63.9
thereof:				
Allocation to provisions for impairment losses	(102.4)	(174.8)	(72.4)	70.7
Release of provisions for impairment losses	29.5	55.3	25.8	87.5
Gains from the sale of loans	0.0	0.0	0.0	>500
Total	**(167.3)**	**(308.9)**	**(141.6)**	**84.7**
Risk/earnings ratio	13.9%	17.5%	—	3.6 PP
Net provisioning ratio	0.81%	0.97%	—	0.16 PP

The disproportionately higher increase in provisions than in our loan portfolio is primarily due to the higher provisioning requirement in the newly acquired banks while their risk management systems are aligned with the Group's standards. The net provisioning ratio, based on the average risk assets on the banking book, increased by 16 basis points to 0.97%.

Approximately €47 million of the total increase is accounted for by portfolio based provisions that are not matched by any concrete loan defaults. Provisioning for impairment losses increased by €141.6 million or 84.7% from €167.3 million in 2005 to €308.9 million in 2006. The risk/earnings ratio, the ratio of provisioning for impairment losses to net interest income, amounted to 17.5% in the first half of 2006, representing a significant increase of 3.6% over the 2005 result. The main reason for this increase was the growth of our loan portfolio; loans and advances to customers increased by €10.3 billion or 41.8% from €24.7 billion as of year-end 2005 to €35.0 billion as of year-end 2006.

Newly formed individual provisions rose by approximately 101% to approximately €189 million in 2006 compared to 2005. This higher need to provisioning is distributed relatively equally over all business areas and regions, with the SEE region registering the highest increases at approximately €70 million. Most of the cases in this region are from Romania, Croatia, and Serbia. A number of relatively large specific provisions (€5 million to €8 million) were made for cases in both Ukraine and Slovakia.

Net new allocations to portfolio-based loan loss provisions amounted to approximately €120 million in 2006, which represents an increase of approximately 64%. The emphasis is clearly in CIS, where the adjustment of the newly acquired banks to Group standards required additional allocations to provisions.

The following table gives a breakdown of provisioning for impairment losses and the risk/earnings ratio by business segment for the periods indicated:

	Provisioning for Impairment Losses				Risk/Earnings Ratio	
	Year Ended December 31,				Year Ended December 31,	
	2005	2006	Change	Change	2005	2006
	(in € millions, audited)			in %	(in %, unaudited)	
Corporate Customers	(71.7)	(115.1)	(43.4)	60.5	16.8	20.0
Retail Customers	(96.2)	(191.6)	(95.4)	99.2	14.8	18.6
Treasury	(0.0)	0.0	0.0	0.0	0.0	0.0
Participations & Other	0.6	(2.2)	(2.8)	—	(14.7)	11.2
Total	**(167.3)**	**(308.9)**	**(141.6)**	**84.7**	**13.9**	**17.5**

In our Corporate Customers segment the increase of provisioning for impairment losses of €43.4 million or 60.5% in the year ended December 31, 2006 compared to the same period in 2005, was higher than the increase in the volume of loans in this segment. This disproportionate increase is primarily attributable to the alignment of risk management standards in the newly acquired banks, in particular Bank Aval, with those of the Group. Provisioning for impairment losses in our Retail Customers segment increased by €95.4 million or 99.2% from €96.2 million in the year ended December 31, 2005 to €191.6 million in the year ended December 31, 2006. In the same period, the volume of loans increased only by approximately 52%. The disproportionate increase in provisions in this segment is also the result of the recent acquisitions, as well as to higher provisioning needs in Slovenia mainly relating to a dispute with an insurance company, which refused to make payments under a default insurance with respect to a certain retail product. Following a settlement with the insurance company, a portion of the provisions were released in the first half of 2007.

The following table gives a breakdown of provisioning for impairment losses and the risk/earnings ratio by geographic segment for the periods indicated:

	Provisioning for Impairment Losses				Risk/Earnings Ratio	
	Year Ended December 31,				Year Ended December 31,	
	2005	2006	Change	Change	2005	2006
	(in € millions, audited)			in %	(in %, unaudited)	
CE	(48.5)	(93.4)	(44.9)	92.6	9.4	15.5
SEE	(63.5)	(88.4)	(24.9)	39.2	15.0	15.8
CIS	(55.3)	(127.1)	(71.8)	130.0	20.9	21.2
Total	**(167.3)**	**(308.9)**	**(141.6)**	**84.7**	**13.9**	**17.5**

In our CE segment provisioning for impairment losses rose by €44.9 million to €93.4 million in the year ended December 31, 2006 compared to the same period 2005. This increase is largely due to higher provisioning requirements in Slovakia, Slovenia, and Poland. Moreover, the overall level of provisioning for impairment losses in 2005 was low. In addition to higher business volume in the retail customers segment, which resulted in an increase of portfolio-based loan loss provisions, some specific cases were registered in the corporate customers segment. The risk/earnings ratio thus climbed from 9.4% to 15.5%.

In our SEE segment provisioning for impairment losses increased by €24.9 million to €88.4 million. Apart from the strong expansion of the credit portfolio across the whole region, higher provisioning for impairment losses in Romania and Serbia are largely responsible for this increase. The additional allocations were primarily due to an increased need of provisioning for retail customers and the formation of new portfolio-based provisions for corporate customers. Nevertheless, the risk/earnings ratio increased only slightly from 15.0% in 2005 to 15.8% in 2006.

The development of provisioning for impairment losses in our CIS segment reflects the acquisition-driven and organic growth of the credit portfolio in the region. Provisioning for impairment losses rose from €55.3 million for the year ended December 31, 2005 to €127.1 million for the same period in 2006, an increase of 130.0%. The newly acquired Bank Aval and Impexbank predominantly account for the allocations. The risk/earnings ratio increased slightly over the period, from 20.9% to 21.2%.

Net Interest Income After Provisioning

Net interest income after provisioning increased by €420.2 million or 40.6% from €1,034.8 million in 2005 to €1,455.0 million in the year ended December 31, 2006.

Net Commission Income

The following table gives a breakdown of our net commission income for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Payment and transfers business	228.6	412.0	183.4	80.2
Loan administration and guarantees business	81.8	109.4	27.6	33.7
Securities business	22.9	40.0	17.1	74.7
Foreign exchange and precious metals business	226.1	290.8	64.7	28.6
Other banking services	47.3	81.2	33.9	71.7
Total	**606.6**	**933.3**	**326.7**	**53.8**

Net commission income increased by €326.7 million or 53.8% from €606.6 million in 2005 to €933.3 million in 2006. The increase is mainly attributable to the higher number of completed transactions, especially in our consumer lending area. Another reason for the increase is the growing demand in more developed markets for products and types of investment that involve more intensive advisory service, which has a positive impact on our investment fund sales. Newly consolidated entities account for 46% or approximately €150 million of the growth in net commission income. In 2006, we changed our method of presenting income from foreign exchange transactions involving customers. The trading margins achieved are split into a trader margin and a customer margin. The customer margins from such transactions are now shown in net commission income, while the trader margins are still recognized in trading profit. The reclassification has also been applied retrospectively to the results from 2005 and 2004.

Net commission income in the payment and transfers business increased by €183.4 million or 80.2% due to higher transaction volume. Having contributed approximately 44.1% to the total net commission income in 2006, the payments and transfers business continues to be the most important base of earnings. Net commission income in the loan administration and guarantee business increased by €27.6 million or 33.7%, mostly as a result of growth in our Retail Customers segment. The disproportionately high increase of €17.1 million or 74.7% in net commission income from the securities business was primarily due to higher demand for these services in the CE area. The increase of €33.9 million or 71.7% in net commission income from other banking services is primarily attributable to our efforts in cross-selling third-party products such as mutual funds, building society savings agreements and insurance policies.

The following table gives a breakdown of net commission income by business segment for the period indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Corporate Customers	247.1	333.0	85.9	34.8
Retail Customers	349.8	591.7	241.9	69.2
Treasury	8.9	2.9	(6.0)	(67.6)
Participations & Other	0.9	5.7	4.8	>500.0
Total	**606.6**	**933.3**	**326.7**	**53.8**

Net commission income in our Corporate Customers segment increased by €85.9 million or 34.8% in 2006 compared to 2005, mainly due to growing business volume and to a lesser extent to the new acquisitions of Bank Aval and Impexbank. Net commission income in our Retail Customer segment shows the largest growth with an increase of approximately 69.2% to €591.7 million, largely due to our increasing customer base and resulting increases in the volume of payment transfers, currency transactions and loans, as well as to the acquisitions of the new Network Banks in CIS.

The following table gives a breakdown of net commission income by geographic segment for the period indicated:

	Year Ended December 31,			
	2005	2006	Change	Change in %
	(in € millions, audited)			
CE	268.1	343.2	75.1	28.0
SEE	200.8	268.5	67.7	33.7
CIS	137.7	321.6	183.9	133.5
Total	**606.6**	**933.3**	**326.7**	**53.8**

Net commission income in our CE segment increased by €75.1 million or 28.0% from €268.1 million in the year ended December 31, 2005 to €343.2 million in the same period 2006. The continuous growth is based on steadily increasing business volume, which led to higher fees and commissions especially in payment transfers and in securities business. The largest increases in fees and commissions in CE were registered in Poland, which accounted for an increase of approximately 182%, and Hungary, which accounted for an increase of approximately 86%.

In our SEE segment, net commission income increased by approximately €67.7 million to approximately €268.5 million in 2006 compared to 2005, which was due primarily to higher income from payment transfers and from the credit business. The largest relative increases of net commission income were registered in Serbia, with an increase of approximately 72%; and Romania, with an increase of approximately 33%.

Net commission income in our CIS segment increased to approximately €321.6 million in 2006, which was an increase of approximately 133.5% over the 2005 result of €137.7 million. This increase was based largely on business expansion in transfer payments and in the card business. Raiffeisen Bank Aval in Ukraine, which we acquired in the fourth quarter of 2005, was the largest contributor to net commission income with a contribution of approximately €132 million.

Trading Profit/(Loss)

Trading profits increased by €73.8 million or 73.1% from €101.0 million in 2005 to €174.8 million in 2006. This increase was primarily due to currency transactions in our Treasury segment, with only €5 million of the increase being accounted for by the newly acquired Network Banks. The results from 2006 and 2005 already take into account the previously described reclassification of customer margins from foreign exchange transactions into net commission income. Trading profit consists of both realized and unrealized gains and losses from all positions in the trading portfolio net of refinancing expenses for such positions.

The following table gives a breakdown of our trading profits/(losses) for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change in %
	(in € millions, audited)			
Interest-based transactions	12.7	26.3	13.6	107.1
Currency-based transactions	86.7	141.2	54.5	62.9
Equity-/index-based transactions	1.6	7.1	5.5	343.8
Total	**101.0**	**174.8**	**73.8**	**73.1**

Net income from currency-based transactions made the largest contribution to trading profit in 2006 at approximately 80%. It rose by 62.9% to €141.2 million in 2006. In addition to a higher volume of transactions in foreign-currency trading, favorable development of exchange rates contributed to this increase in some markets, especially in Romania. Furthermore, a valuation gain of €33 million that arose in the parent company in connection with the Impexbank acquisition is included here.

Trading profit from interest rate and credit products plays a subordinate role for Raiffeisen International, because the limits approved by the management are relatively small and are only employed selectively. Nevertheless, profit from this type of proprietary trading improved by 107.1% to €26.3 million. This is attributable to a valuation loss suffered in 2005 from treasury bills in Slovakia and to gains at Impexbank, which was consolidated in May 2006. Trading profit from equity-based transactions amounted to €7.1 million in 2006 up from €1.6 million in the preceding year and derived mainly from activities in Croatia and in Bosnia & Herzegovina.

The following table gives a breakdown of trading profits/(losses) by business segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Corporate Customers	3.2	0.9	(2.3)	(70.9)
Retail Customers	4.3	3.3	(1.0)	(21.5)
Treasury	94.6	168.9	74.3	78.5
Participations & Other	(1.1)	1.7	2.8	—
Total	**101.0**	**174.8**	**73.8**	**73.1**

Trading profits are mainly attributable to the Treasury segment as the segment's main business activity. The profit derives from management of open foreign exchange positions which are monitored centrally. Further the profit includes trader margins from the segments services for other business segments in connection with foreign exchange business.

The following table gives a breakdown of trading profits/(losses) by geographic segment:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
CE	38.6	41.5	2.9	7.5
SEE	42.1	50.6	8.5	20.2
CIS	20.3	82.7	62.4	307.4
Total	**101.0**	**174.8**	**73.8**	**73.1**

Trading profits increased by €2.9 million or 7.5% in our CE segment in the year ended December 31, 2006 compared with the previous year. Net valuation gains of security investments especially improved in Slovakia, while declines were registered in Poland and Hungary due to fluctuating exchange rates.

In our SEE segment in the same period trading profit grew by 20.2% to €50.6 million. Development was mixed among the region's individual countries. Strong increases of approximately 8% due to the revaluation of the Romanian currency stood in contrast to somewhat weaker trading profits in other countries.

Trading profit in our CIS segment more than quadrupled in 2006 compared to 2005, increasing by €62.4 million to €82.7 million over the period. In addition to the newly consolidated Impexbank (which accounted for trading profits of approximately €8 million), all other Network Banks in this segment accounted for significant increases, including Bank Aval, which was included in 2005 results only for three months. An extraordinary effect was the net valuation gain of approximately €33 million that arose in the parent company in connection with the Impexbank acquisition. Another significant contribution to the increase resulted from open foreign-exchange positions out of not fully covered cross-currency hedges.

Net Income From Financial Investments and Current Financial Assets

Net income from investments increased by €92.3 million, from €10.9 million in 2005 to €103.2 million in 2006.

The largest part of this increase was due to the increase in income from financial investments, which increased by €97.8 million in 2006 compared to 2005. This increase was due largely to the sale of the minority stake in Bank TuranAlem in Kazakhstan, which yielded net proceeds of approximately €102 million. This item also includes proceeds of approximately €2 million from the sale of Market Investment Group d.o.o., Sarajevo, Bosnia.

Net income from other current financial assets declined from €6.1 million to €0.6 million in 2006 compared to 2005. This was due in part to a decrease in the value of securities classified as current assets, particularly in SEE.

General Administrative Expenses

The following table gives a breakdown of general administrative expenses for the periods indicated:

	Year Ended December 31, 2005	Year Ended December 31, 2006	Change	Change in %
	(in € millions, audited)			
Staff expenses	(552.0)	(824.8)	(272.8)	49.4
Other administrative expenses	(480.3)	(687.8)	(207.5)	43.2
Depreciation on intangible and tangible fixed assets	(130.2)	(181.1)	(50.9)	39.1
Total	**(1,162.5)**	**(1,693.7)**	**(531.2)**	**45.7**

General administrative expenses increased by €531.2 million or 45.7% from €1,162.5 million in 2005 to €1,693.7 million in 2006. Additions to the scope of consolidation account for more than half of this increase (approximately €270 million). The non-acquisition related increase in general administrative expenses in 2006 compared with 2005 amounts to only 22%, or approximately €261 million.

The increase of general administrative expenses was below that of operating income. This led to an improvement in the cost/income ratio, a benchmark of efficiency that sets general administrative expenses in relation to operating income, from 61.6% in 2005 to 59.1% in 2006.

Staff expenses increased by approximately 49.4%, from €552.0 million in 2005 to €824.8 million in 2006. In Staff expenses organic growth was responsible for €129 million of that amount, while €144 million was attributable to the described changes in the scope of consolidation. The significant increase in the average number of staff from 28,588 in 2005 to 49,173 in 2006 was due to the integration of Raiffeisen Bank Aval with an average of 16,929 and Impexbank with an average of 5,387 employees.

Other administrative expenses rose by €207.5 million or 43.2% from €480.3 million in 2005 to €687.8 million in 2006.

Depreciation on intangible and tangible assets increased by €50.9 million or 39.1% from €130.2 million in 2005 to €181.1 million in 2006. The main reasons for this increase were the recent acquisitions of Bank Aval and Impexbank, which contributed approximately €100 million to the increase, and the addition of new business outlets in the Network Banks.

The following table gives a breakdown of general administrative expenses by business segment for the periods indicated:

	Year Ended December 31, 2005	Year Ended December 31, 2006	Change	Change in %
	(in € millions, audited)			
Corporate Customers	(274.6)	(338.1)	(63.5)	23.1
Retail Customers	(785.9)	(1,184.7)	(398.8)	50.7
Treasury	(40.3)	(70.2)	(29.9)	74.2
Participations & Other	(61.7)	(100.8)	(39.1)	63.4
Total	**(1,162.5)**	**(1,693.7)**	**(531.2)**	**45.7**

General administrative expenses in our Corporate Customers segment increased by €63.5 million or 23.1% mostly due to higher staff expenses as a result of our acquisitions. The €398.8 million or 50.7% increase in our Retail Customers segment is mostly attributable to the continuing expansion of our retail banking activities, of which material position is due to our acquisitions in 2005 and 2006. In our Treasury segment, general administrative expenses increased by €29.9 million or 74.2%. This increase was also mainly due to the newly consolidated units in CIS.

The following table gives a breakdown of general administrative expenses by geographic segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
CE	(532.6)	(602.1)	(69.5)	13.0
SEE	(418.3)	(518.9)	(100.6)	24.0
CIS	(211.6)	(572.7)	(361.1)	170.7
Total	**(1,162.5)**	**(1,693.7)**	**(531.2)**	**45.7**

In our CE segment general administrative expenses rose by 13.0% in 2006. This increase was less than the increase in income due to more efficient utilization of resources. Compared with 2005 the cost income ratio fell by 5.2 percentage points to 61.0%. The number of business outlets grew by 94 to 516, with eBanka accounting for 62 business outlets. Consequently, the average number of staff increased by approximately 23% to 11,223 (of the increase eBanka accounts for approximately 975 employees).

General administrative expenses in our SEE segment increased by 24.0% to €518.9 million, mainly due to higher capital expenditures for modernizing existing banking outlets and further expansion of distribution channels. This was mainly due to the expansion of business in this geographic segment. The branch network was expanded by approximately one-quarter from 566 to 708 business outlets. The average number of staff rose by 13.9% to 12,636. The largest staff additions were in Bulgaria (which had a 48% increase) and Serbia (which had a 43% increase). The cost/income ratio in the SEE segment improved significantly from 62.8% to 58.2%.

Because of Raiffeisen International's expansion strategy in the CIS segment, general administrative expenses rose almost in line with income. The increase of 170.7% to €572.7 million is mainly due to the expansion of business and measures to integrate Impexbank and the full consolidation of Raiffeisen Bank Aval. The increase was also driven by the significant rise in the average number of staff from 8,373 to 25,313 resulting from the integration of Raiffeisen Bank Aval in 2005 and the expansion of the distribution network in Russia and Belarus. In Russia, 203 business outlets were added by the acquisition of Impexbank. As part of the sale of Raiffeisenbank Ukraine, we disposed of 38 outlets in Ukraine. The cost/income ratio rose from 50.9% to 57.9%, which is largely due to the retail emphasis of Raiffeisen Bank Aval and Impexbank.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Sales revenues from non-banking activities	32.0	48.5	16.5	51.4
Expenses arising from non-banking activities	(22.6)	(40.7)	(18.1)	80.6
Revenues from additional leasing services	44.9	48.8	3.9	8.7
Expenses from additional leasing services	(43.1)	(49.7)	6.6	15.3
Rental income from real estate	1.1	4.7	3.6	317.2
Rental income from other operating lease	4.3	15.1	10.8	255.3
Net result from hedge accounting	(0.1)	0.4	0.5	—
Net result from other derivative instruments	0.3	4.3	4.0	>500.0
Net proceeds from disposal of tangible and intangible fixed assets	(1.1)	0.8	1.9	—
Other taxes	(28.0)	(32.5)	(4.5)	16.1
Impairment of goodwill	(2.5)	—	(2.5)	—
Income from release of negative goodwill	0.2	7.8	7.6	>500.0
Net expense from allocation and release of other provisions	(11.3)	(12.0)	(0.7)	6.2
Sundry operating income	20.4	26.8	6.4	31.4
Sundry operating expenses	(16.8)	(21.7)	(4.9)	29.2
Total	**(22.3)**	**0.4**	**22.7**	—

In 2006, we reported other operating profits of €0.4 million compared to other operating losses of €22.3 million in 2005. Two factors primarily contributed to this development. First, the inclusion of Raiffeisen Real Estate Management Zrt., Budapest, Hungary resulted in the releases of negative goodwill of approximately €8 million from the first-time consolidation. An impairment loss of approximately €3 million was charged in 2005 for Raiffeisen Krekova banka d.d., Maribor, Slovenia (now Raiffeisen Bank d.d.). The second factor concerns our operating leasing business, where earnings increased from approximately €4 million to approximately €15 million. This business is mainly conducted in Croatia, and to a small extent in Poland and in the Czech Republic.

The valuation result from hedge accounting changed by €0.5 million from a loss of €0.1 million in 2005 to a profit of €0.4 million in 2006. The net result from other derivatives instruments increased by €4.0 from €0.3 million in 2005 to €4.3 million in 2006. These gains are primarily achieved in CE and attributable to changed market conditions.

The following table gives a breakdown of other operating profit/(loss) by business segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Corporate Customers	5.4	11.0	5.6	103.7
Retail Customers	(5.6)	12.2	17.8	—
Treasury	(0.4)	3.0	3.4	—
Participations & Other	(21.7)	(25.9)	(4.2)	19.4
Total	**(22.3)**	**0.4**	**22.7**	—

Other operating profits in our Corporate Customers segment increased by €5.6 million or 103.7%. This is mainly due to increased operating income of our Hungarian non-banking subsidiary SINESCO Kft., an energy producer.

Other operating profit/(losses) in our Retail Customers segment improved by €17.8 million from a loss of €5.6 million in 2005 to a profit of €12.2 million in 2006, mainly due to higher income from our operating leases business in Croatia, where new leasing business was primarily executed as operating leases rather than financing leases. Other operating profit/(loss) in our Treasury segment increased by €3.4 million from a loss of €0.4 million in 2005 to a profit of €3.0 million in 2006, mainly due to a higher result from other derivative instruments in our banking book of €4.3 million.

The following table gives a breakdown of other operating profit/(loss) by geographic segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
CE	(17.0)	3.0	20.0	—
SEE	(0.9)	12.1	13.0	—
CIS	(4.3)	(14.8)	(10.5)	244.2
Total	**(22.3)**	**0.4**	**22.7**	—

Other operating profit/(loss) in our CE segment increased from a loss of €17.0 million in 2005 to a profit of €3.0 million in 2006. This was mainly due to the integration of the Hungarian real estate developer Raiffeisen Real Estate Management Zrt. which contributed revenues from real estate rental. Further, the integration of Raiffeisen Real Estate Management Zrt., Budapest, Hungary resulted in the releases of negative goodwill of approximately €8 million from the first-time consolidation. An impairment loss of approximately €3 million was charged in 2005 for Raiffeisen Krekova banka d.d., Maribor, Slovenia (now Raiffeisen Bank d.d.).

In our SEE segment other operating profit/(loss) changed from a loss of €0.9 million in 2005 to a profit of €12.1 million in 2006, due primarily to higher income from operating leasing business in Croatia.

In our CIS segment other operating loss increased by €10.5 million from €4.3 million in 2005 to €14.8 million in 2006. The increase in the loss mainly arises from an increase of €7 million in taxes not dependent on income and is to be attributed to newly integrated Group units.

Income from Disposal of Group Assets

The income from the disposal of Group assets in 2006 amounted to €506.6 million. The sale of 100% of the shares in Raiffeisenbank Ukraine to OTP Bank Nyrt. in Hungary had a net effect of €486.5 million. The remaining €20.1 million was due to net proceeds from the sale of two Hungarian real estate projects. In 2005 there was no such kind of income.

Profit Before Tax

Profit before tax increased by €911.0 million or 160.2% from €568.6 million in 2005 to €1,479.6 million in 2006. This increase was primarily attributable to strong organic growth and one-off effects from the divestments of Raiffeisenbank Ukraine and of the minority stake in JSC Bank TuranAlem.

The following table gives a breakdown of profits before tax by business segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
Corporate Customers	336.8	467.2	130.4	38.7
Retail Customers	117.6	263.5	145.9	124.1
Treasury	184.1	241.5	57.4	31.2
Participations & Other	(70.0)	507.4	577.4	—
Total	**568.6**	**1,479.6**	**911.0**	**160.2**

Profit before tax from our Corporate Customers segment increased by €130.4 million or 38.7% and contributed €467.2 million or 31.6% of total profit before tax in 2006 compared to €336.8 million or 59.2% of total profit before tax in 2005. Excluding one-off effects this segment contributed 52.4% to the overall profit before tax.

Our Retail Customers segment reported profits of €263.5 million or 17.8% of total profit before tax in 2006 compared to a profit of €117.6, or 20.7% in 2005. Excluding one-off effects the share was 29.6%.

Profit before tax from our Treasury segment increased significantly by €57.4 million or 31.2% and contributed €241.5 million or 16.3% (excluding one-off effects: 27.1%) of total profit before tax in 2006 compared to €184.1 million or 32.4% of total profits before tax in 2005. This increase is primarily attributable to a higher trading result, largely due to open foreign-exchange positions.

Our Participations & Other segment generated a loss of €70.0 million in 2005. In 2006 this segment generated a profit of €507.4 million, which represents 34.3% of total profits for 2006. The main reasons for this increase were the one-off effects from the sale of Raiffeisenbank Ukraine and of the stake in Kazakh BankTuranAlem. Excluding these one-off effects this segment would have recorded a loss of €81.0 million in 2006.

The following table gives a breakdown of profits before tax by geographic segment for the periods indicated:

	Year Ended December 31,			
	2005	2006	Change	Change
	(in € millions, audited)			in %
CE	229.9	315.5	85.6	37.2
SEE	187.7	284.9	97.2	51.8
CIS	151.0	879.1	728.1	482.2
Total	**568.6**	**1,479.6**	**911.0**	**160.2**

The CIS segment accounted for a very large portion of the total increase of profit before tax in 2006. Profit before tax in the CIS segment increased by €728.1 million, from €151.0 million in 2005 to €879.1 million in 2006, and contributed 59.4% of total profits before tax in 2006 compared to 26.6% of total profits before tax in 2005: This increase was mainly caused by one-off effects, in addition to strong organic growth. The one-off effects were changes in the scope of consolidation (initial consolidation of Impexbank in May 2006 and of Raiffeisen Bank Aval in November 2005), the sale of a 100% stake in Raiffeisenbank Ukraine in October 2006, the proceeds from the sale of a minority stake in Kazakhstan-based BankTuranAlem, and a one-off net valuation gain in the parent company connected with the Impexbank acquisition.

Earnings also increased significantly in the other regions. Profit before tax from Group units in CE grew by €85.6 million or 37.2% to €315.5 million in 2006. Group units operating in SEE improved by 51.8%, or €97.2 million, and achieved profit before tax of €284.9 million in 2006.

Excluding the above-mentioned one-off effects, the contributions of the three segments would be nearly equal. The largest part of consolidated profit before tax would still come from Group units in our CE segment with a share of 35.4%. This is a decrease of 5.0 percentage points compared to 2005. CIS would then be the second-largest contributor to earnings with a 32.6% contribution to total profit before tax, an increase of 6.1 percentage points compared to 2005.

Income Tax

Income taxes increased by 88.3% from €109.0 million in 2005 to €205.2 million in 2006. This represents an effective tax rate of 13.9%, which is the result of different rates of taxation of our profits in each country in which we operate. Due to one-off effects this increase is disproportionately lower than the increase in profit before tax, which increased by 160.2% to €1,479.6 million. No tax expenses were incurred in Austria for the one-off effects described above. Compared with earnings excluding one-off effects of €891.2 million (reflecting an increase of 57% over profit before tax in 2005), however, the increase in income taxes is disproportionately higher, due to the changed distribution of profit in countries with higher income tax rates. Based on profit before tax excluding one-off effects, the effective tax rate would have been 23.0%.

Profit After Tax

Profit after tax increased by €814.8 million or 177.3% from €459.6 million in 2005 to €1,274.4 million in 2006. Excluding one-off effects, the increase comes to approximately 49 per cent, which brings profit after tax to approximately €686 million. Due to higher provisioning for impairment losses, the increase is thus lower than that of profit from operating activities.

Minority Interests in Profit

Minority interests in profit increased by €14.9 million or 19.4% from €77.3 million in 2005 to €92.2 million in 2006. This increase is proportionately lower than the increase in profit after tax, due to a profit shift in favor of Group units without minority interests. No earnings are attributable to minority interests from the one-off effects.

Consolidated Profit

Consolidated profits increased by €799.8 million or 209.2% from €382.3 million in 2005 to €1,182.1 million in 2006. Excluding one-off effects, consolidated profit was €593.7 million, an increase of 55.3%, or €211.3 million.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Overview

In 2006, we changed our method of presenting income from foreign exchange transactions involving customers. The trading margins achieved are split into a trader margin and a customer margin. The customer margins from such transactions are now shown in net commission income, while the trader margins are still recognized in trading profit. As the figures for 2004 cannot be adjusted to the level of detail shown in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the figures in this comparison of the years 2005 and 2004 have not been adjusted to reflect this change.

The following table shows our condensed income statement for the years ended December 31, 2005 and 2004:

	Year Ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Net interest income	803.5	1,202.1	398.6	49.6
Provisioning for impairment losses	(137.6)	(167.3)	(29.7)	21.6
Net interest income after provisioning	665.9	1,034.8	368.9	55.4
Net commission income	299.7	406.8	107.1	35.8
Trading profit/(loss)	220.1	300.8	80.7	36.6
Net income from financial investments and current financial assets	8.3	10.9	2.6	31.9
General administrative expenses	(823.3)	(1,162.5)	(339.2)	41.2
Other operating profit/(loss)	(29.8)	(22.3)	7.5	(25.2)
Profit before tax	**340.8**	**568.6**	**227.8**	**66.8**
Income tax	(71.0)	(109.0)	(37.9)	53.4
Profit after tax	**269.8**	**459.6**	**189.8**	**70.4**
Minority interests in profit	60.3	77.3	17.0	28.1
Consolidated profit	**209.4**	**382.3**	**172.9**	**82.6**

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the years ended December 31, 2004 and 2005:

Year Ended December 31,	Corporate Customers	Retail Customers	Treasury	Participations and Other
		(in € millions, audited)		
Net interest income				
2004	314.0	405.2	76.7	7.6
2005	427.0	651.3	119.9	3.9
Provisioning for impairment losses				
2004	(75.3)	(62.5)	0.0	0.3
2005	(71.7)	(96.2)	(0.0)	0.6
Net interest income after provisioning				
2004	238.7	342.6	76.7	7.9
2005	355.3	555.1	120.0	4.5
Net commission income				
2004	124.8	181.3	(7.8)	1.4
2005	150.9	258.6	(3.5)	0.9
Trading profit/(loss)				
2004	79.3	66.4	72.8	1.6
2005	99.4	95.5	107.0	(1.1)
Net income from financial investments and current financial assets				
2004	(0.0)	(2.1)	7.3	3.1
2005	0.4	—	1.4	9.1
General administrative expenses				
2004	(219.1)	(542.6)	(32.8)	(28.9)
2005	(274.6)	(785.9)	(40.3)	(61.7)
Other operating profit/(loss)				
2004	5.5	(4.2)	(4.4)	(26.8)
2005	5.4	(5.6)	(0.4)	(21.7)
Profit before tax				
2004	229.2	41.5	111.9	(41.8)
2005	336.8	117.6	184.1	(70.0)

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the years ended December 31, 2005 and 2004:

Year Ended December 31,	CE	SEE	CIS
	(in € millions, audited)		
Net interest income			
2004	418.3	263.1	122.1
2005	513.6	424.5	264.0
Provisioning for impairment losses			
2004	(69.4)	(44.6)	(23.5)
2005	(48.5)	(63.4)	(55.3)
Net interest income after provisioning			
2004	348.9	218.4	98.5
2005	465.1	361.0	208.7
Net commission income			
2004	135.9	118.9	44.9
2005	162.4	146.8	97.7
Trading profit/(loss)			
2004	122.4	65.1	32.7
2005	144.3	96.2	60.3
Net income from financial investments and current financial assets			
2004	5.7	2.7	(0.0)
2005	7.8	3.0	0.1
General administrative expenses			
2004	(438.2)	(294.4)	(90.8)
2005	(532.6)	(418.3)	(211.6)
Other operating profit/(loss)			
2004	(13.5)	(9.8)	(6.6)
2005	(17.0)	(0.9)	(4.3)
Profit before tax			
2004	161.2	100.9	78.7
2005	229.9	187.7	151.0

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Interest income	1,567.1	2,097.3	530.2	33.8
Current income	2.4	2.8	0.4	18.6
Other interest-like income	1.0	3.2	2.2	213.9
Interest expenses	(758.5)	(900.2)	(141.7)	18.7
Other interest-like expenses	(8.5)	(1.0)	7.5	87.8
Total	**803.5**	**1,202.1**	**398.6**	**49.6**

Net interest income increased by €398.6 million or 49.6% million from €803.5 million in 2004 to €1,202.1 million in 2005. During the same period total assets grew by €11.8 billion or 40.8% from 28.9 billion as of year end 2004 to €40.7 billion as of the end of 2005. The net interest margin increased by 25 basis points from 3.30% in 2004 to 3.55% in 2005. Without the first-time consolidation of Bank Aval in October 2005, net interest income would have increased by €354.4 million or 44.0%. The main contributing factor to the increase in our net interest income was the growth in the number of our retail customers, driven in part by the expansion of our distribution network. Interest income rose by €530.2 million or 33.8% to €2,097.3 million in 2005 compared to €1,567.1 million in 2004. The increase is primarily attributable to a €423.9 million or 41.1% increase in interest income from loans and advances to customers. Here, too, the most significant increase was that of interest

income from retail banking. Loans and advances to customers increased by €8.5 billion or 52.2% during the same period, from €16.2 billion as of year end 2004 to €24.7 billion at the end of 2005. Interest income from the securities portfolio increased by approximately 28% to €213 million, significantly less than the average portfolio growth of approximately 92%. This disproportionate growth was due primarily to falling interest rates on the bond markets in CEE and to local supervisory regulations.

In contrast to the income side, interest expenses increased by only 18.7% to €900.2 million in 2005 compared to €758.5 million in 2004. The majority, €82.3 million, of this increase is attributable to the increase in interest expenses from deposits by banks. Deposits by banks rose by €3.6 billion or 54.6% from €6.6 billion as of year-end 2004 to €10.2 billion at the end of 2005. Interest expense from deposits from customers increased only by €51.0 million or 9.9% from €513.6 million in 2004 to €564.7 million in 2005, although the deposit volume increased by €6.7 billion or 37.0% from €18.2 billion at the end of 2004 to €24.9 billion at year-end 2005. This development was mainly due to lower interest expenses in the area of liabilities evidenced by paper and to shifts of refinancing into other currencies as well as to moving calculatory refinancing costs for trading assets to trading profit/loss.

The following table gives a breakdown of net interest income by business segment for the periods indicated:

	Year ended December 31,			
	2004	**2005**	**Change**	**Change**
	(in € millions, audited)			**in %**
Corporate customers	314.0	427.0	113.0	36.0
Retail customers	405.2	651.3	246.1	60.7
Treasury	76.7	119.9	43.2	56.4
Participations & Other	7.6	3.9	(3.7)	(48.5)
Total	**803.5**	**1,202.1**	**398.6**	**49.6**

Net interest income in our Corporate Customers segment increased by €113.0 million or 36.0% from €314.0 million in 2004 to €427.0 million in 2005. Our portfolio of loans to corporate customers grew by €6.5 billion or 69.7% from €9.3 billion at the end of 2004 to €15.8 billion at year-end 2005. We were able to significantly expand our Corporate Customers segment throughout our markets, both through the addition of customers and to increased business with existing customers. Growth in this segment was also supported by the existence of new services, such as factoring and cash management in the Ukraine, and to new appraisal systems that greatly speed up the extension of credit to Mid Market customers in Hungary. In Slovakia we added a large number of medium-sized customers with sales of up to SKK 1.0 billion. In Romania, where we have increasingly been focusing on our business with Mid Market customers, we increased the volumes of our loans to, and deposits from, customers in this category by approximately 70% and 66% respectively, and in October 2005, we signed a loan contract for €30 million under the EU's assistance program. We achieved even stronger growth in our Corporate Customers segment in the former Serbia and Montenegro, where the volume of our loans to corporate customers increased to approximately €573 million as of year-end 2005, an increase of approximately €200 million over the end of 2004. Net interest income in this segment increased disproportionately less in this segment than portfolio growth, as lending margins in the business with corporate customers have been steadily declining due to increasing competition.

In our Retail Customer segment, net interest income totaled €651.3 million in 2005, an increase of 60.7% or €246.1 million over 2004. The most important factors in the increase in business volume were the growth in the number of our retail customers and the expansion of our distribution network in the region. €20.8 million, or 8.5%, of the increase in our net interest income in this segment was attributable to our acquisition of Bank Aval in the Ukraine, which we began consolidating in October 2005 and through which we gained approximately 3.2 million customers and 1,342 business outlets as of December 31, 2005. The organic growth in our Retail Customer segment in 2005 was also an important factor in the increase, accounting for 1.4 million new retail customers and 185 new business outlets. This growth was supported by the expansion in the range of services that we offer to our retail customers, such as mobile and online banking.

The €43.2 million or 56.4% increase in net interest income in our Treasury segment, from €76.7 million in 2004 to €119.9 million in 2005, is mainly attributable to the positive interest rate and currency environment in the CEE countries.

The €3.7 million or 48.5% decrease in net interest income from our Participations & Other segment is largely due to the increase in costs of centralized Group management.

The following table gives a breakdown of net interest income and net interest margin by geographic segment for the periods indicated:

	Net Interest Income				Net Interest Margin	
	Year Ended December 31,				Year Ended December 31,	
	2004	2005	Change	Change	2004	2005
	(in € millions, audited)			in %	(in %, unaudited)	
CE	418.3	513.6	95.3	22.8	3.23	3.15
SEE	263.1	424.5	161.4	61.4	3.54	3.51
CIS	122.1	264.0	141.9	116.3	4.16	4.96
Total	**803.5**	**1,202.1**	**398.6**	**49.6**	**3.31**	**3.55**

Net interest income in our CE segment increased by 22.8%, from €418.3 million in 2004 to €513.6 million in 2005. Although this growth was significant, the CE segment accounted for the smallest portion of the overall growth in our net interest income in 2005, with our other segments growing even more strongly.

In our SEE segment, net interest income increased by €161.4 million or 61.4%, from €263.1 million in 2004 to €424.5 million in 2005, reflecting our ability to benefit from the strong growth in the region. In Romania our growth was supported by the expansion of our lending activities, especially in rural areas and to SMEs, in connection with an EU assistance program. Regional economic growth also leads to increased demand for services such as current and savings accounts and credit and debit cards. The interest margin declined by 3 basis points in SEE.

Net interest income in our CIS segment increased by 116.3%, from €122.1 million in 2004 to €264.0 million in 2005, mainly due to the expansion of our retail customer base, both organically and through our acquisition of Bank Aval. The interest margin in this segment improved significantly by 80 basis points to 4.96% in 2005 compared to 2004, mainly due to the higher portion of higher margin retail business and the expansion of our branch network into regions in Russia where we are exposed to less competitive pressure. €44.3 million of the increase in our net interest income in this region was attributable to our acquisition of Bank Aval; excluding the contribution of Bank Aval, net interest income in this region would have increased by €97.7 million or 80.0% in 2005 due to the strong growth in business volume, both with retail customers and corporate customers, particularly SMEs.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims for the periods indicated:

	Year Ended December 31,			Change in %, except percentage points
	2004	2005	Change	
	(in € millions except %, audited)			
Allocated to provision for impairment losses	(225.3)	(360.7)	(135.4)	60.1
Release of provision for impairment losses	97.5	217.9	120.4	123.5
Direct write-downs	(26.7)	(40.6)	(13.9	52.1
Income received on written-down claims	16.9	16.2	(0.7)	(4.1)
Gains from the sale of loans	0.0	0.0	0.0	100.0
Total	**(137.6)**	**(167.3)**	**(29.7)**	**21.6**
Risk/earnings ratio	17.1%	13.9%	—	(3.2) PP
Net provisioning ratio	0.98%	0.81%	—	(0.17) PP

Provisioning for impairment losses increased by €29.7 million or 21.6% from €137.6 million in 2004 to €167.3 million in 2005. The main reason for this increase was the growth of our loan portfolio, particularly in the SEE and CIS regions and in our Retail Customers segment. However, this increase was significantly below the increase in the operating income and in lending volume. Approximately €7 million of that increase was attributable to the first-time consolidation of Bank Aval.

The Group's loss rate (written-off loans in relation to total lendings) remained low, having declined from 0.15% in 2004 to 0.13% in 2005. The risk-earnings ratio (provisioning for impairment losses in relation to net interest income) improved from 17.1% in 2004 to 13.9% in 2005.

The following table gives a breakdown of provisioning for impairment losses and in the risk/earnings ratio by business segment for the periods indicated:

	Provisioning for Impairment Losses				Risk/Earnings Ratio	
	Year Ended December 31,				Year Ended December 31,	
	2004	2005	Change	Change	2004	2005
	(in € millions, audited)			in %	(in %, unaudited)	
Corporate Customers	(75.3)	(71.7)	3.6	(4.9)	24.0	16.8
Retail Customers	(62.5)	(96.2)	(33.7)	53.8	15.4	14.8
Treasury	(0.0)	(0.0)	0.0	(90.1)	0.0	0.0
Participations & Other	0.3	0.6	0.3	101.2	(3.8)	(14.7)
Total	**(137.6)**	**(167.3)**	**(29.7)**	**21.6**	**17.1**	**13.9**

In our Corporate Customers segment provisioning for impairment losses decreased by €3.6 million, or 4.9%, from €75.3 million in the year ended December 31, 2004 compared to €71.7 million in the same period in 2005. This decrease is largely due to a stable risk environment in this segment, with only a few relatively large provisions being formed. This decrease was more than offset by the increase of provisioning for impairment losses in our Retail Customers segment of €33.7 million, or 53.8%, from €62.5 million in the year ended December 31, 2004 compared to €96.2 million in the same period in 2005. This provisioning was made primarily on a portfolio basis and largely proportionate to the increase in our lending volume. Another factor contributing to this increase was the application of Group standards to the provisioning for impairment losses in connection with the consolidation of Bank Aval's retail banking operations.

The following table gives a breakdown of provisioning for impairment losses and in the risk/earnings ratio by geographic segment for the periods indicated:

	Provisioning for Impairment Losses				Risk/Earnings Ratio	
	Year Ended December 31,				Year Ended December 31,	
	2004	2005	Change	Change	2004	2005
	(in € millions, audited)			in %	(in %, unaudited)	
CE	(69.4)	(48.5)	20.9	(30.1)	16.6	9.4
SEE	(44.6)	(63.5)	(18.9)	42.3	17.0	15.0
CIS	(23.5)	(55.3)	(31.8)	134.8	19.3	20.9
Total	**(137.6)**	**(167.3)**	**(29.7)**	**21.6**	**17.1**	**13.9**

In our CE segment provisioning for impairment losses decreased by €20.9 million or 30.1% to €48.5 million in 2005 compared to €69.4 million in 2004. In our SEE segment provisioning for impairment losses increased by €18.9 million or 42.3% to €63.5 million in 2005 compared to €44.6 million in 2004. This increase was primarily due to the strong increase in lending volumes across the whole region. In our CIS segment provisioning for impairment losses increased by €31.8 million or 134.8% to €55.3 million in 2005 compared to €23.5 million in 2004. This increase is largely due to organic growth of the credit portfolio in the region as well as to the acquisition of Bank Aval.

Net Interest Income After Provisioning

Net interest income after provisioning increased by €368.9 million or 55.4% from €665.9 million in 2004 to €1,034.8 million in 2005.

Net Commission Income

The following table gives a breakdown of our net commission income for the periods indicated:

	Year ended December 31, 2004	2005	Change	Change in %
	(in € millions, audited)			
Payment and transfers business	163.9	228.6	64.7	39.4
Loan administration and guarantees business	63.4	81.8	18.4	29.1
Securities business	10.1	22.9	12.8	126.1
Foreign exchange and precious metals business	17.7	26.3	8.6	48.6
Other banking services	44.5	47.3	2.8	6.2
Total	**299.7**	**406.8**	**107.1**	**35.8**

Net commission income increased by €107.1 million or 35.8%, from €299.7 million in 2004 to €406.8 million in 2005. Newly consolidated companies, mainly Bank Aval, accounted for approximately €26 million, or one quarter of this increase. The main reason for this increase was the increased number of customers in our Retail Customers segment and in the mid-market category of our Corporate Customers segment. This affected particularly our payment and transfer business, the income from which increased by €64.7 million or 39.4%, from €163.9 million in 2004 to €228.6 million in 2005. Income from our loan administration and guarantees business increased by €18.4 million or 29.1% in 2005. The rise of net commission income from our securities business was especially strong in the CIS countries due to higher business volumes.

The following table gives a breakdown of net commission income by business segment for the periods indicated:

	Year ended December 31, 2004	2005	Change	Change in %
	(in € millions, audited)			
Corporate Customers	124.8	150.9	26.1	20.9
Retail Customers	181.3	258.6	77.3	42.6
Treasury	(7.8)	(3.5)	4.3	(55.0)
Participations & Other	1.4	0.9	(0.5)	(34.8)
Total	**299.7**	**406.8**	**107.1**	**35.8**

In our Corporate Customers segment net commission income increased by €26.1 million, or 20.9%, from €124.8 million in the year ended December 31, 2004 compared to €150.9 million in the same period in 2005. This increase is largely due to an increase in business volume, mainly as a result of our increasing focus on the mid-market category of this business segment. We also increased the number of customers in our Retail Customers segment, in particular in the area of personal banking, which is the main reason for the increase of €77.3 million, or 42.6% in the net commission income in this business segment, from €181.3 million in 2004 to €258.6 million in 2005.

The following table gives a breakdown of net commission income by geographic segment for the periods indicated:

	Year ended December 31, 2004	2005	Change	Change in %
	(in € millions, audited)			
CE	135.9	162.4	26.5	19.5
SEE	118.9	146.7	27.8	23.5
CIS	44.9	97.7	52.8	117.8
Total	**299.7**	**406.8**	**107.1**	**35.8**

Net commission income in our CE segment increased by €26.5 million or 19.5% to €162.4 million in 2005 compared to €135.9 million in 2004. This increase is largely due to growth in the business volume in the region.

In our SEE segment net commission income increased by €27.8 million or 23.5% to €146.7 million in 2005 compared to €118.9 million in 2004. More than 80% of the growth in the region is attributable to our Romanian Network Bank, where net commission income increased by €22.9 million or 44.3%, due to higher transaction volumes.

The largest increase in our net commission income was in our CIS segment, which accounted for an increase of €52.8 million or 117.8% to €97.7 million in 2005 compared to €44.9 million in 2004. Almost half of this increase was due to our acquisition of Bank Aval.

Trading Profit/(Loss)

Trading profits increased by €80.7 million or 36.6% from €220.1 million in 2004 to €300.8 million in 2005.

The following table gives a breakdown of our trading profits/(losses) for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Interest-rate-related contracts	13.3	12.7	(0.6)	(5.0)
Currency-related contracts	205.4	286.5	81.1	39.5
Share-/index-related contracts	1.4	1.6	0.2	14.2
Total	**220.1**	**300.8**	**80.7**	**36.6**

In 2005 our trading profit was positively impacted by the positive currency environment in CEE countries. The largest increase in our trading profits in the period was attributable to currency-related contracts, which increased by €81.1 million or 39.5% from €205.4 million in 2004 to €286.5 million in 2005, driven mainly by customer-related trading in foreign exchange and notes and coins. This is in line with previous years, as currency-related contracts have traditionally been the most important determinant of our trading profit. Due to the very small volume of interest rate-related contracts, the development of interest rates has only a minor influence on the trading result.

The following table gives a breakdown of trading profits/(losses) by business segment for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Corporate Customers	79.3	99.4	20.1	25.3
Retail Customers	66.4	95.5	29.1	43.8
Treasury	72.8	107.0	34.2	46.9
Participations & Other	1.6	(1.1)	(2.7)	—
Total	**220.1**	**300.8**	**80.7**	**36.6**

In our Corporate Customers segment trading profit increased by €20.1 million, or 25.3%, from €79.3 million in the year ended December 31, 2004 compared to €99.4 million in the same period in 2005. Trading profit in our Retail Customers segment increased by €29.1 million, or 43.8%, from €66.4 million in the year ended December 31, 2004 compared to €95.5 million in the same period in 2005. The growth both in our Corporate Customers and our Retail Customers segments is attributable to the growth of our customer base, in particular in the retail business, and to an increase in both the number and the size of foreign currency transactions with these customer groups. Our Treasury segment showed the largest increase in trading profits, from €72.8 million in the year ended December 31, 2004 compared to €107.0 million in the same period in 2005, an increase of €34.2 million, or 46.9% over the period. The main reason for this increase was the positive interest rate and currency environment in CEE countries.

The following table gives a breakdown of trading profits/(losses) by geographic segment for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
CE	122.4	144.3	21.9	17.9
SEE	65.1	96.2	31.1	47.7
CIS	32.7	60.3	27.6	84.7
Total	**220.1**	**300.8**	**80.7**	**36.6**

Trading profit in our CE segment increased by €21.9 million, or 17.9%, to €144.3 million in 2005 compared to €122.4 million in 2004. This increase is largely due to the large increase in currency-related contracts, approximately one half of which is attributable to the CE segment. In our SEE segment, trading profit increased by €31.1 million, or 47.7% and amounted to €96.2 million in 2005 compared to €65.1 million in 2004. This was mainly due to a higher volume of foreign currency transactions. Our CIS segment accounted for the largest percentage increase in trading profits, an increase of €27.6 million or 84.7%, from €32.7 million in 2004 compared to €60.3 million in 2005. The major portion of this increase is attributable to our Russian Network Bank ZAO Raiffeisenbank Austria, which contributed approximately €54 million to trading profits in the region in 2005, whereby decentralized hedging activities led to a gain of approximately €11 million. Only approximately €7 million of the increase in the region is attributable to the newly acquired Bank Aval.

Net Income From Financial Investments and Current Financial Assets

Net income from financial investments and current financial assets increased by €2.6 million or 31.9% from €8.3 million in 2004 to €10.9 million in 2005, mainly due to sales of equity participations, including the sale of the Hungarian leasing company Renault Credit Rt. with a profit of approximately €5 million and the Bosnian insurance company Raiffeisen Osiguranje d.d. with a profit of €2 million. The remaining portion of net income from financial investments and current financial assets in 2006 is mainly due to mark-to-market valuations of other equity participations.

General Administrative Expenses

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Staff expenses	(380.6)	(552.0)	(171.4)	45.0
Other administrative expenses	(347.7)	(480.3)	(132.7)	38.2
Depreciation/amortization of tangible and intangible fixed assets	(95.1)	(130.2)	(35.2)	37.0
Total	**(823.3)**	**(1,162.5)**	**(339.2)**	**41.2**

General administrative expenses increased by €339.2 million or 41.2% from €823.3 million in 2004 to €1,162.5 million in 2005. Additions to the scope of consolidation, primarily Bank Aval, accounted for approximately €50 million, or 15%, of that increase.

Staff expenses, which increased by €171.4 million, or 45.0%, to €552 million, accounted for 47% of operating expenses in 2005 (2004: 46%). Approximately €27 million of this increase is attributable to newly consolidated companies, which led to an additional number of 16,789 employees, primarily in connection with the acquisition of Bank Aval, which added 16,645 employees as of December 31, 2005 to our payroll. The average number of staff employed by the Group (full-time equivalent basis) increased 7,785, or approximately 38% to 28,588 in 2005 compared to 2004. The increase was thus slightly below that of costs, which was due to currency effects and planned wage and salary increases in the CEE region.

Other administrative expenses increased by €132.7 million or 38.2% from €347.7 million in 2004 to €480.3 million in 2005. Newly consolidated units were responsible for approximately €16 million, or 12% of the increase. A large part of the increase in operating expenses over the period was due to the continued expansion of our business outlet network in many countries, in connection with which we entailed expenses relating mainly to rents, implementation of settlement systems, and marketing.

Depreciation of tangible and intangible assets increased by €35.2 million or 37.0% from €95.1 million in 2004 to €130.2 million in 2005. Intangible assets, in particular software, accounted for approximately €17 million or 48.5% of that growth.

The following table gives a breakdown of general administrative expenses by business segment for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Corporate Customers	(219.1)	(274.6)	(55.5)	25.3
Retail Customers	(542.6)	(785.9)	(243.3)	44.9
Treasury	(32.8)	(40.3)	(7.5)	22.9
Participations & Other	(28.9)	(61.7)	(32.8)	113.3
Total	**(823.3)**	**(1,162.5)**	**(339.2)**	**41.2**

In our Corporate Customers segment general administrative expenses increased by €55.5 million, or 25.3%, from €219.1 million in 2004 compared to €274.6 million in 2005. This increase is largely a result of the increasing business volume. Due to the continuing expansion of our retail customer business, our Retail Customers segment showed the largest euro increase in general administrative expenses, from €542.6 million in 2004 compared to €785.9 million in 2005, an increase of €243.3 million, or 44.9% over the period. A significant part of this increase, approximately €45 million, was attributable to the consolidation of Bank Aval's retail banking operations in October 2005. Our Participations & Other segment accounted for the largest percentage increase in general administrative expenses, increasing by €32.8 million, or 113.3%, from €28.9 million in the year ended December 31, 2004 compared to €61.7 million in the same period in 2005. This increase was largely due to the new board members and additional costs arising in 2005 in connection with the establishment of a number of head office functions at RI's headquarter in Vienna.

The following table gives a breakdown of general administrative expenses by geographic segment for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
CE	(438.2)	(532.6)	(94.4)	21.6
SEE	(294.4)	(418.3)	(123.9)	42.1
CIS	(90.8)	(211.6)	(120.8)	133.1
Total	**(823.3)**	**(1,162.5)**	**(339.2)**	**41.2**

General administrative expenses in our CE segment increased by €94.4 million, or 21.6%, to €532.6 million in the year ended December 31, 2005 compared to €438.2 million the same period 2004. This increase is in line with earnings growth, and is mainly due to the increase in the number of our business outlets in the region (from 343 to 422) and to the approximately 10% increase in our staff numbers, to 9,123 in 2005.

In our SEE segment general administrative expenses increased by €123.9 million, or 42.1%, to €418.3 million in 2005 compared to €294.4 million in 2004. The main cause of the increase was higher capital investment in modernizing existing business outlets and further expanding distribution channels. In 2005 we increased the number of our banking outlets in the region by 70 to 566, while the average number of staff increased by 2,094 to 11,093 in 2005. The largest increases in staff numbers were in Bulgaria and in Serbia. Salary catch up effects in Romania also contributed to the increase in general administrative expenses in this region in 2005.

Our CIS segment accounted for the largest percentage increase in general administrative expenses, increasing by €120.8 million, or 133.1%, from €90.8 million in 2004 to €211.6 million in 2005. Approximately €50 million or 41.6% is attributable to the acquisition of Bank Aval. Our CIS segment accounted for the highest increase in average staff numbers, with an increase of approximately 140%, from 3,494 in 2004 to 8,373. In addition, we opened 35 new branches and 1,342 business outlets were added by the acquisition of Bank Aval.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses for the periods indicated:

	Year Ended December 31, 2004	2005	Change	Change in %
	(in € millions, audited)			
Sales Revenues from non-banking activities	27.3	82.6	55.3	202.0
Expenses from non-banking activities	(15.6)	(65.9)	(50.3)	322.4
Net result from hedge accounting	(3.1)	(0.1)	3.0	(96.7)
Net income from other derivative instruments	(0.8)	0.3	1.1	—
Net proceeds from disposal of tangible and intangible fixed assets	(2.3)	(1.1)	1.2	(49.6)
Other taxes	(21.5)	(28.0)	(6.5)	30.3
Impairment of goodwill	(21.3)	(2.5)	18.8	(88.2)
Income from release of negative goodwill	2.0	0.2	(1.8)	(89.1)
Net expense from allocation and release of other provisions	(0.5)	(11.3)	(10.8)	>500.0
Other operating income	72.9	20.4	(52.5)	(72.1)
Other operating expenses	(67.1)	(16.8)	50.3	(75.0)
Total	**(29.8)**	**(22.3)**	**7.5**	**(25.2)**

Other operating losses decreased by €7.5 million from €29.8 million in 2004 to €22.3 million in 2005. This decrease was primarily due to changes in the IFRS rules concerning goodwill amortization. While goodwill amortization amounted to €21.3 million in 2004, the impairment loss in 2005 was only €2.5 million, which was charged for Raiffeisen Krekova banka d.d., Maribor, Slovenia (now Raiffeisen Bank d.d.). The net expense from allocation and release of other provisions increased from €0.5 million to €11.3 million. These provisions largely consisted of provisions for various legal cases. In addition, non-profit-dependent taxes increased by €6.5 million or 30.3% to €28.0 million. The higher turnover in non-banking activities is due to a change in our accounting for insurance products that are part of car leasing contracts and thus booked through the leasing units.

The following table gives a breakdown of other operating profit/(loss) by business segment for the periods indicated:

	Year ended December 31, 2004	2005	Change	Change in %
	(in € millions, audited)			
Corporate Customers	5.5	5.4	(0.1)	(0.8)
Retail Customers	(4.2)	(5.6)	(1.4)	35.6
Treasury	(4.4)	(0.4)	4.0	(90.1)
Participations & Other	(26.8)	(21.7)	5.1	(19.0)
Total	**(29.8)**	**(22.3)**	**7.5**	**(25.2)**

The largest relative change was recorded in our Treasury segment, in which other operating losses decreased by 90.1%, from a loss of €4.4 million in 2004 to a loss of €0.4 million in 2005, mainly due to stable market values of derivative instruments used for macro hedging purposes. In our Participations & Other segment our other operating losses decreased by €5.1 million, or 19.0% to a loss of €21.7 million in 2005, mainly due to changes in IFRS pursuant to which we ceased goodwill amortization in 2005, which had resulted in goodwill amortization of €21.3 million in 2004.

The following table gives a breakdown of other operating profit/(loss) by geographic segment for the periods indicated:

	Year ended December 31, 2004	2005	Change	Change in %
	(in € millions, audited)			
CE	(13.5)	(17.0)	(3.5)	26.5
SEE	(9.8)	(0.9)	8.9	(90.3)
CIS	(6.6)	(4.3)	2.3	(34.1)
Total	**(29.8)**	**(22.3)**	**7.5**	**(25.2)**

Other operating losses in the CE region increased by €3.5 million or 26.5%, from €13.5 million in 2004 to €17.0 million in 2005, mainly due to higher allocations to provisions for various legal claims. Other operating losses in our SEE segment decreased by €8.9 million, or 90.3%, to a loss of €0.9 million in 2005, mainly due to changes in IFRS as a result of which we ceased to amortize goodwill; in particular our Network Bank in Albania had contributed approximately €10 million to goodwill amortization in 2004. In the CIS region, our other operating losses decreased by €2.3 million or 34.1% to a loss of €4.3 million in 2005, partly caused by the above-mentioned change in IFRS.

Profit Before Tax

Profits before tax increased by €227.8 million or 66.8% from €340.8 million in 2004 to €568.6 million in 2005.

Profit Before Tax By Business Segment

The following table gives a breakdown of profits before tax by business segment:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
Corporate Customers	229.2	336.8	107.6	46.9
Retail Customers	41.5	117.6	76.1	183.7
Treasury	111.9	184.1	72.2	64.6
Participations & Other	(41.8)	(70.0)	(28.2)	67.4
Total	**340.8**	**568.6**	**227.8**	**66.8**

The Corporate Customers segment contributed €336.8 million or 59.2% of total profits before tax in 2005 compared to €229.2 million or 67.3% of total profits before tax in 2004. The contribution to total profits before tax by the Retail Customers segment in 2005 was €117.6 million or 20.7% compared to €41.5 million or 12.2% of total profits in 2004. The improved performance of our Retail Customer segment is mainly attributable to the continued increase in our retail customer base and higher volumes as a result of the continuing expansion of our retail activities. With a contribution of €184.1 million, the Treasury segment accounted for 32.4% of total profits in 2005, compared to €111.9 million or 32.8% of total profits in 2004. The Treasury segment particularly benefited from the positive interest rate and currency environment in the CEE countries. Losses in our Participation & Other segment increased by €28.2 million or 67.4%, from €41.8 million in 2004 to €70.0 million in 2005, caused primarily by the increase in costs of centralized Group management, which is not divided among other segments.

Profit Before Tax By Geographic Segment

The following table gives a breakdown of profits before tax by geographic segment for the periods indicated:

	Year ended December 31,			
	2004	2005	Change	Change
	(in € millions, audited)			in %
CE	161.2	229.9	68.7	42.6
SEE	100.9	187.7	86.8	86.0
CIS	78.7	151.0	72.3	91.9
Total	**340.8**	**568.6**	**227.8**	**66.8**

The CE segment contributed €229.9 million or 40.4% of total profits before tax in 2005 compared to €161.2 million or 47.8% of total profits before tax in 2004. With a contribution of €187.7 million, the SEE segment accounted for 33.0% of total profits before tax in 2005 compared to €100.9 million or 29.6% of total profits before tax in 2004. The contribution to total profits before tax by the CIS segment in 2005 was €151.0 million or 26.6% compared to €78.7 million or 23.1% of total profits before tax in 2004. Approximately €14 million of profit before tax in CIS in 2005 is attributable to the newly acquired Bank Aval. Excluding the profit contribution of Bank Aval, profit before tax in CIS would have increased by 73.4%.

Income tax

Taxes on income and earnings increased by €37.9 million or 53.4% from €71.0 million in 2004 to €109.0 million in 2005. This represents an effective tax rate of 19.2%, which is the result of mixed taxation of our profits in each country in which we operate. This increase is slightly less than proportionate relative to the increase in profit before tax, due to the use of tax loss carryforwards and the first-time application of the taxation of the fiscal unities in Austria.

Profit After Tax

Profit after tax increased by €189.8 million or 70.4% from €269.8 million in 2004 to €459.6 million in 2005. As described above, this increase is greater than the increase in profit before tax due to the disproportionately lower increase in the tax burden.

Minority Interests in Profit

Minority interests in profit increased by €17.0 million or 28.1% from €60.3 million in 2004 to €77.3 million in 2005. This increase is disproportionately lower than our profit development, due to the fact that the increases in profits were primarily attributable to Network Units that have few or no minority shareholders.

Consolidated Profit

Consolidated profits increased by €172.9 million or 82.6% from €209.4 million in 2004 to €382.3 million in 2005. Without the changes in the scope of consolidation, primarily resulting from the acquisition of Bank Aval, our consolidated profit would have increased by €158.9 million or 75.9%.

Liquidity and Capital Resources

Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity

The following table shows our shareholders' equity and subordinated capital as of June 30, 2007 and as of December 31, 2004, 2005 and 2006:

	As at December 31,			As at June 30,
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(unaudited)
	(in € millions)			
Shareholders' equity:				
Subscribed capital	382.1	434.2	433.7	432.9
Capital reserves	935.4	1,395.6	1,389.8	1,378.6
Profit reserves	313.1	589.0	980.1	2,097.4
thereof effects arising from currency translation	(143.5)	(28.6)	(62.8)	(40.3)
Consolidated profit	209.4	382.3	1,182.1	401.4
Total shareholders' equity	**1,840.1**	**2,801.2**	**3,985.7**	**4,310.3**
Minority interests	337.0	475.1	603.9	683.9
Subordinated capital:				
Subordinated liabilities	422.7	530.4	821.4	805.0
Supplementary capital	21.0	51.3	594.8	595.2
Total subordinated capital	**443.7**	**580.7**	**1,416.2**	**1,400.3**
Other sources of liquidity:				
Deposits from banks	6,619.8	10,236.5	13,813.6	16,919.8
Deposits from customers	18,169.5	24,889.5	33,156.3	35,700.4
Liabilities evidenced by paper	662.5	759.1	1,421.7	1,948.5
Total other sources of liquidity	**25,451.7**	**35,885.1**	**48,391.6**	**54,568.7**

As of June 30, 2007, our subscribed capital consisted of 142,770,000 Shares representing a total nominal value of €434.5 million, including own shares held by us with a notional value of €1.6 million, which are deducted from subscribed capital for accounting purposes. The own shares held by us are the result of share buy-backs, which were undertaken primarily because of our Share Incentive Programs ("SIP"). In 2006, these

buy-backs amounted to €0.5 million and in the first half of 2007 to €1.1 million. As of June 30, 2007, our capital reserves reached €1,378.6 million, a decrease of €11.2 million compared to December 31, 2006, mainly as a result of share buy-backs. As of December 31, 2006, our capital reserves were €1,390.0 million, a decrease of €5.8 million compared to December 31, 2005. Effective as of August 30, 2007, we increased our nominal capital from €434.5 million to €435.4 million by means of conversion of fixed purpose capital reserves without the issue of new shares for the purpose of rounding each share's quota in the share capital to €3.05.

As of June 30, 2007, earned capital amounted to €2,097.4 million, which represents an increase of 114.0%, or €1,117.3 million, as compared to December 31, 2006. This includes consolidated profit for the first six months of 2007 in the amount of €401 million and retained earnings of €1,081 million. In addition to reinvested profits from 2006, the main contributing factors were the effects of exchange rate developments in the CEE countries, including the effects of capital hedges, which in the aggregate resulted in an increase of our equity of approximately €53 million. The changes in retained earnings as a result of currency fluctuations only affect our consolidated capital position. They have no effect on the regulatory capital of our individual Network Banks, as local capital adequacy requirements are expressed in local currency terms. You can find a more detailed description of our hedging activities and currency risk management under "Risk Management-Currency Risk."

Several of our Network Banks have issued subordinated capital (with minimum maturities of five years) to meet local capital adequacy requirements, as subordinated capital qualifies as Tier 2 own funds. The subordinated capital included in own funds decreased slightly in the first six months of 2007 from €1,416 million as of December 31, 2006, to €1,400 million as of June 30, 2007, after an increase of 144% from December 31, 2005 until December 31, 2006. In May 2006, hybrid Tier 1 capital was made available to the Group for the first time by a group unit of RZB in the amount of €500 million. Of the remaining portion of our subordinated capital, 88% was financed by RZB and 12% by supranational institutions and Western commercial banks.

Our other sources of liquidity consist of deposits from banks (€16.9 billion as at June 30, 2007), deposits by customers (€35.7 billion as at June 30, 2007) and documented liabilities (€1.9 billion as at June 30, 2007). Deposits from customers increased by €2.5 billion, or 7.7%, from December 31, 2006 until June 30, 2007 and remain our most important source of refinancing. Deposits by banks are subject to larger fluctuations as they are also used to meet short-term capital demands within the regular inter-bank business.

Our parent RZB is the largest creditor of the Group. As of June 30, 2007, the total amount of term funding provided by RZB and its group units amounted to €8.3 billion. This represents 16.8% of our total debt. As of June 30, 2007, RZB also acted as guarantor for loans to our Network units in a total amount of approximately €1.1 billion.

Apart from RZB Group we use different funding sources. Among the largest funding sources are the syndicated loan market, supranational and sovereign institutions (such as the EBRD, the IFC, the European Investment Bank, the Council of Europe Development Bank, Kreditanstalt für Wiederaufbau or DEG), and other commercial banks. Another funding source is deposits from large customers of our Network Banks. In addition, our Network Banks are currently contemplating establishing medium term note programs.

Our deposit/loan coverage for customers decreased from 94.6% as of December 31, 2006, to 85.2% as of June 30, 2007.

Recently, we have increasingly been using securitization, the packaging of designated portfolios of loans or leasing claims, and the redistribution of these portfolios to investors, as a funding source. In 2006 we executed two securitization transactions, with volumes of €167.0 million and €450.0 million, and in 2007 we executed one such transaction with a volume of U.S.$ 400 million. We intend to place greater emphasis on securitization in the future. Therefore, subject to market conditions, we expect that securitization may play a greater role in our funding strategy in the future. For accounting purposes, the securitized assets remain on our consolidated balance sheet. However, securitization reduces the risk weighting of the securitized assets, which has a positive impact on our regulatory capital requirements.

We also conduct intra-Group warehousing transactions via our fully consolidated Netherlands-based subsidiary RI Eastern European Finance BV, which had a balance sheet total of €2.0 billion as of June 30, 2007 and is almost exclusively funded by RZB Group. The warehoused loans are also available for potential future securitizations.

Capital Adequacy

The following table shows the components of our consolidated regulatory own funds and our capital adequacy ratios by applying the principles specified for banks in the Austrian Banking Act. We are not a bank and therefore not required to demonstrate compliance with bank regulatory requirements as a group. We are, however, a member of the RZB Group and our parent RZB, as an Austrian bank, must demonstrate compliance with Austrian banking regulations with regard to its entire consolidated group and RZB is therefore required to monitor the development of our regulatory capital and our capital requirements. Where we refer to "own funds requirements" or other bank regulatory requirements in this section, we mean our respective requirements as part of the RZB Group. Accordingly, we are indirectly affected by and subject to relevant capital adequacy requirements. Please see "Banking Regulation and Supervision—Banking Regulation and Supervision in Austria" below for a detailed description of Austrian banking regulations and capital adequacy requirements and how they affect us, as well as for a description of certain terms used in this section. Our regulatory capital and capital ratios will increase as a result of the Offering. Please refer to "Capitalization" for a description of the effects of the Offering on our capitalization.

Beginning in 2008, the current capital adequacy regime will be replaced by the new Basel II capital adequacy regulations issued by the European Union in 2005. For more detail on the Basel II regulations and how they affect us see "Banking Regulation and Supervision—The Basel Capital Standards" below.

	As at December 31,			As at June 30,
	2004	2005	2006	2007
	(audited unless otherwise stated) (in € millions)			(unaudited)
Own funds:				
Tier 1 capital (core capital)	1,977.1	2,392.5	3,705.4	3,724.9
Tier 2 capital (Additional own funds)	403.2	537.5	807.5	844.3
Deduction posts	(51.6)	(17.2)	(24.4)	(23.1)
Total eligible own funds (Tier 1 und Tier 2)	2,328.7	2,912.7	4,488.5	4,546.1
Tier 3 capital	31.2	24.8	24.4	38.7
Total own funds (Tier 1 + Tier 2 + Tier 3)	2,359.8	2,937.6	4,512.9	4,584.9
Risk weighted assets/market risk positions:				
Assets (unaudited)	14,909.3	23,576.9	33,285.1	37,539.0
Off-balance-sheet transactions (unaudited)	1,765.6	2,993.4	4,701.2	3,830.5
Special Off-Balance sheet transactions (unaudited)	15.3	11.8	15.4	29.2
Total risk-weighted assets (banking book)	16,690.1	26,582.0	38,001.7	41,398.7
Own funds requirement:				
Banking book	1,335.2	2,126.6	3,040.1	3,311.9
Trading book	136.1	112.4	136.5	157.2
Open currency position	99.7	154.2	107.5	109.5
Total own funds requirement	1,571.1	2,393.1	3,284.1	3,578.6
Tier 1 ratio (banking book)	11.8	9.0	9.8	9.0
Tier 1 ratio (including market risk)	10.1	8.0	9.0	8.3
Own funds ratio (Tier 1 + Tier 2 + Tier 3)	12.0	9.8	11.0	10.2

As a result of our rapid and continuing expansion, our own funds requirement increased from €3,284.1 million as of December 31, 2006 by €294.5 million, or 9.0%, to €3,578.6 million as of June 30, 2007. In 2006, the Group's own funds requirement increased by €891.0 million from €2,393.1 million as of December 31, 2005 to €3,284.1 million as of December 31, 2006.

During the first six months of 2007, our Tier 1 capital remained relatively stable (with the exception of some currency-related changes) and amounted to €3,724.9 million as at June 30, 2007. In 2006, Tier 1 capital increased by 54.9%, or €1,312.9 million, which was primarily due to the substantial profits generated in 2006, several capital increases by third parties in Network Units, and the slightly positive effects of rising CEE exchange rates on equity, which amounted to about €13 million. Set against those positive influences were the dividend payments by Raiffeisen International and some Network Units to their minority shareholders, and the direct deduction of goodwill arising from the acquisitions of Impexbank and eBanka in the amount of about

€389 million, which was required by the consolidation method prescribed by the Austrian Banking Act. Finally, Raiffeisen International's first hybrid Tier 1 issue, which was completed in May 2006, resulted in an increase in core capital of €500 million.

Tier 2 capital amounted to €844.3 million as at June 30, 2007, which represents an increase by 4.6% since December 31, 2006. In 2006, Tier 2 capital increased by approximately 50%, or €270 million, to €807.5 million as at December 31, 2006, including €91 million in the form of supplementary capital (upper Tier 2). The greater part of this subordinated capital, needed primarily because of local supervisory regulations, is financed by RZB.

As at June 30, 2007, our own funds requirement pursuant to the Austrian Banking Act was approximately €3,579 million, representing an increase of 9.0%, or €294.5 million, compared to December 31, 2006. It is steadily growing due to the strong expansion of our business. Excess cover as at June 30, 2007 was 28.1%, or €1,006 million. The own funds requirement consists of requirements for the banking book (€3,311.9 million as of June 30, 2007), the securities trading book (€157.2 million) and open foreign exchange positions (€109.5 million).

Our Tier 1 ratio (including market risk) was 8.3% as at June 30, 2007, compared to 9.0% as at December 31, 2006 and 8.0% as at December 31, 2005. Our overall own funds ratio decreased from 11.0% as at December 31, 2006 to 10.2% as at June 30, 2007.

Local capital requirements are applicable to the individual Network Banks and differ from country to country. See "Banking Regulation and Supervision—Local Banking Regulation and Supervision." All of our Network Banks have to comply with the local capital requirements in the markets in which they operate.

Off-Balance Sheet Transactions

The following table shows our off-balance sheet liabilities as of June 30, 2007 and as of December 31, 2004, 2005 and 2006:

	As at December 31,			As at June 30, 2007
	2004	2005	2006	
	(audited)	(audited)	(audited)	(unaudited)
		(in € millions)		
Contingent liabilities:				
Guarantee credits	744.0	1,104.8	1,103.5	1,384.8
Other guarantees	736.3	1,193.5	1,708.7	2,044.6
Letters of credit	224.7	607.6	653.4	709.9
Other contingent liabilities	26.9	23.7	205.4	19.2
Acceptances and endorsements	1.7	5.0	4.4	12.6
Total	**1,733.5**	**2,934.6**	**3,675.6**	**4,171.1**
Commitments:				
Irrevocable loan promises / stand-by facilities	2,943.9	5,094.4	7,561.3	9,128.8
Other commitments	1,261.5	1,706.4	1,799.5	1,990.2
Total	**4,204.4**	**6,800.8**	**9,360.8**	**11,119.1**

We incur off-balance sheet obligations in the normal course of our core banking business. We issue financial guarantees and standby letters of credit for the financial liabilities of third parties and we may have cash payment obligations towards the beneficiaries of these products in the event that our customers are not able to meet their obligations. The amount of financial guarantees outstanding increased by 25.5% from approximately €1,104 million as at December 31, 2006 to €1,384.8 million as at June 30, 2007. In addition, we issue performance guarantees for our customers (guarantee business). Most of the fees charged for these services are booked as fee and commission income in the income statement. The volume of these guarantees increased by 19.7% from €1,708.7 million as at December 31, 2006, to €2,044.6 million as at June 30, 2007.

We are also engaged in international trade financing with export and import letters of credit providing payment guarantees for our customers. We were able to increase the volume in this product area by 8.7% from approximately €653 million as at December 31, 2006, to €709.9 million as at June 30, 2007.

Unused credit lines that we have granted to our customers are recorded as commitments. These represent externally committed credit lines which could be used by our customers but which have not yet been called.

Depending on the nature of the business and the probability of the drawing, some of the fees charged are reported as interest income, while others are reported as fee income. Our total commitments increased by 18.8% from €9,360.8 million as at December 31, 2006, to €11,119.1 million as at June 30, 2007.

Contractual Obligations

The following table gives a breakdown of the contractual payment obligations down on our balance sheet by maturity as of June 30, 2007:

	Due on demand or without maturity	Up to 3 months	3 months to 1 year	1 to 5 years	More than 5 years
		(in € millions, unaudited)			
Deposits from banks	1,877.0	4,628.5	2,464.4	7,273.1	676.8
Deposits from customers	15,857.7	13,017.2	4,921.8	1,778.3	125.3
Liabilities evidenced by certificates	0	573.9	85.3	1,189.9	99.3
Subordinated capital	503.4	10.8	3.7	166.4	716.0

The table provides an overview of our liabilities, broken down according to the time remaining to formal maturity. In practice, however, only a small portion of deposits, for example, which are due on demand or which have short remaining maturities are actually withdrawn by our customers. We continuously monitor the "stickiness" of our deposits. In the case of any sudden or significant change in the stickiness of customer deposits, we can make use of stand-by credit lines agreed with other banks and we may also resort to RZB which may act as the lender of the last resort in certain circumstances. You can find a detailed description of how we manage liquidity risk under "Risk Management-Liquidity Risk" below.

Other than in the case of deposits, the repayment terms of our liabilities evidenced by paper and of our subordinated capital are fixed.

Working capital statement

We are of the opinion that the working capital available for us is sufficient for our present requirements, that is, for at least a period of 12 months from the date of the publication of this Prospectus.

Recent Developments and Outlook

Except as described herein, there has been no significant change in our financial or trading position since June 30, 2007, the balance sheet date of our latest unaudited interim financial information as set out in our Unaudited Interim Consolidated Financial Statements as at June 30, 2007 included in this Prospectus. Based on preliminary figures for the month of July 2007, we expect a positive business development across our Network for the financial year 2007. Based on our business development so far, we have set ourselves a target for our consolidated profit of at least €750 million.

The following section contains an overview of the banking markets in Central and Eastern Europe and the competitive environment in which we are operating. This section should be read in conjunction with the sections "Risk Factors—Risks Relating to Our Business—We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe" and "Risk Factors—Risks Relating to Our Business—We operate in highly competitive markets and compete against large financial institutions as well as established local competitors." Except as otherwise indicated, the figures in the following section are based on or derived from information published by the respective national or central banks in the countries in which we operate. Amounts have been translated from local currencies into euros based on the exchange rates prevailing on the relevant dates for which data are provided.

Development of the CEE Banking Market

Central and Eastern Europe is a large (based on total population) and highly dynamic region (based on average GDP growth 2006) that offers substantial prospects for growth and future prosperity. Despite the rapid growth of the CEE banking sector in recent years, markets remain underbanked compared to the more mature markets in Western Europe, leaving significant growth potential for banks active in the region. The size of the banking sectors (relative to GDP) in the different countries in CEE varies significantly. Especially the banking sectors of most SEE and CIS countries show low levels of GDP per capita and financial intermediation.

The transformation process in CEE from communism to market-oriented economies was accompanied by significant reforms of the banking systems. This included the introduction of two-tier banking systems (the "first tier" being central banks responsible for monetary policies and the "second tier" being commercial banks), new legal frameworks and supervisory regimes for the financial sector, as well as revamped regulations for private banks and the admission of foreign banks to local markets. This restructuring process together with large scale privatizations led to an increased presence of foreign banks in the region.

Current Status of Bank Restructuring and Privatization

CE. In the EU member countries, bank restructuring and the subsequent privatization process are virtually complete, the vast majority of banks operating in those countries is now privately owned and the majority is controlled by foreign entities. Poland's PKO (partially privatized via a stock listing), Hungary's OTP and Latvia's Parex Banka are the only remaining domestically-owned major banks in this region. The relative size of the banking sector in CE, measured by total banking assets as a percentage of GDP (80.4%), is considerably higher in comparison to SEE and CIS but still substantially lower than in the eurozone (235.5%).

SEE. The structure of the banking market is similar to that in the CE countries. The privatization processes in Bulgaria and Croatia have been completed. The banking sectors in other former Yugoslav republics are still less developed, but maintain a positive growth trend. Most state-owned banks in the region do not have significant market shares, while the market presence of foreign-owned banks has also shown a strong increase. In Serbia, after the sale of Vojvodjanska Banka to National Bank of Greece and Panonska Banka to IntesaIMI during 2006, the bank restructuring and subsequent privatization is essentially complete. The Serbian state retains only a non-controlling ownership of the country's number 4 bank, Komercijalna Banka. In Bosnia & Herzegovina, the banking sector effectively had to be re-erected after the civil war. In Romania, the sale of BCR to Erste Bank in 2005 increased the market share of foreign banks significantly, while the state-owned CEC is still in the process of being privatized. In Albania the privatization process was completed in early 2004. Although banking sector reforms started at a later stage in SEE, total banking assets as percentage of GDP stood at 68.4% in 2006, reducing the gap to CE.

CIS. In Belarus, the high share of state-owned banks, which corresponds to its centrally planned economy, indicates that reforms and the restructuring of the banking sector are still in their early stages. In Kazakhstan, the volume of banking assets on a Kazakhstan Tenge basis has grown by 90.4%, showing the most dynamic growth in CEE. Commercial banks are largely privately owned, although many remain closely associated with industrial conglomerates. In Russia (the largest market in CEE), with approximately €405.7 billion in total banking assets as of December 31, 2006, sizeable market consolidation is still to come with more than 1,293 banks in operation at the end of 2006 (Source: Russian Central Bank, Raiffeisen Research 2006/2007). State-controlled Sberbank is by far the largest bank in Russia, accounting for approximately 24.8% of total banking assets, and recently privatized VTB accounted for an additional 9.8% at the end of 2006. Despite some significant foreign market entries in Russia, such as RI's purchase of Impexbank in 2006, the importance of foreign capital is lower than in

other CEE countries at a similar stage of development. In Ukraine, only two large state-owned banks are left, Oshadbank and Ukreximbank (each with market share of less than 6%). However, after the recent entries of OTP as well as UniCredit into top ten banks of Ukraine, the shareholding of foreign capital grew significantly.

Growth of the CEE Banking Sectors and Convergence with the Eurozone

Across the CEE region the total banking assets at the end of 2006 amounted to approximately 67.9% of GDP compared to more than 235% of GDP in the eurozone (Source: European Central Bank, National Central Banks, Raiffeisen Research 2006/2007). The gap between CEE countries and the eurozone in terms of total credits as a percentage of GDP is still substantial, with total credits in the eurozone reaching 119.2% of GDP, compared to a rate of approximately 36% in CEE at the end of 2006 (Source: European Central Bank, Raiffeisen Research 2006/2007). This implies significant growth potential for the banking sector across CEE, assuming that the economies of the region will gradually converge to the eurozone's prevailing income and productivity levels.

Strong Credit Growth

With regard to the core banking business *credit to corporate* customers in countries like Romania, Slovakia and Ukraine has experienced a particularly strong expansion during 2006. Also credits to small and medium-sized enterprises appear to become a major business area in coming years.

Consumer loans have also seen a dynamic development and are already a fast-growing business area for banks in CEE. Given the relatively low ratio of consumer loans to GDP in most CEE countries compared to more mature markets in Western Europe or the United States we expect this trend to continue.

Mortgage loans became another important business area with exceptional growth rates far exceeding the eurozone over the past few years. This has been primarily caused by increasing financing demand for the construction and the renovation of apartments and houses in CEE. Mortgage loans involve relatively low levels of risks for banks and give the opportunity to diversify the credit portfolio. The growth trend in this segment is underlined by the fact that the current aggregate level of mortgage loans in CEE in relation to GDP stands below 10%, in comparison to the respective eurozone level of more than 38%.

Macroeconomic Fundamentals

The rapid growth of credits in recent years has also created concerns about macroeconomic stability in a number of countries in CEE. With loans often being used to buy imported consumer goods, trade and current account deficits have increased in many CEE countries. High current account deficits may pose a medium term risk to a currency's stability. Furthermore domestic monetary policy instruments in the region can become less effective due to foreign-owned banks using their access to foreign funds to refinance consumer lendings. Growing current account deficits that were at least partly caused by the growth of consumer loans have been recorded in Croatia, Bulgaria and Romania. As a reaction, some central banks (e.g. in Croatia, Bulgaria and Romania) have already introduced a number of measures to restrict credit growth, while others expressed concerns in that regard (e.g. Serbia). In general monetary policy mainly relies on instruments, such as adjustments of interest rates and reserve requirements to control money and credit growth. The introduction of measures to restrict credit growth will affect both credit to consumer and to corporates, regardless of the individual lenders' position or creditworthiness. On the contrary, an increase in corporate lending activities in CEE countries, particularly to small and medium-sized enterprises, is necessary to further raise productivity and growth.

Deposits

In comparison to the rapid growth of credits in recent years, deposits have shown a much more moderate development. In SEE as well as CIS the deposit market showed a positive trend in terms of deposits to GDP ratio over the past 5 years while it remained stable in CE.

Deposits by households have stagnated in many markets, mostly as a result of credit fuelled consumption growth in these countries. Since 2004 household deposits have remained constant on average as a percentage of GDP in four of the countries (Czech Republic, Hungary, Poland and Slovenia) that joined the European Union in May 2004 while growing strongly in the new EU members Bulgaria and Romania, as well as in other CEE countries.

Nevertheless *total deposits* as a percentage of GDP have increased but the gap between the CEE countries and the eurozone in terms of total deposits as a percentage of GDP is generally higher than the corresponding difference in credits. Total deposits as a percentage of GDP are particularly high in the Czech Republic, Bulgaria and Croatia where they account for more than 60% of GDP, compared with more than 136.5% of GDP in the eurozone at the end of 2006 (Source: European Central Bank, National Central Banks, Raiffeisen Research 2006/2007). The development of deposits over credits differs within CEE. The overhang of deposits over credits in the EU member countries excluding Hungary and Slovenia clearly exceeded 100%. In SEE this overhang was even higher, but decreased significantly to approximately 104% due to rapid credit growth. In Russia and other CIS countries, where total deposits do not suffice to cover total credits (current deposit to credit ratio is approximately 68%) the situation has been different due to rapid credit expansion.

Competition

Current Competitive Landscape

The CEE banking sector has witnessed a remarkable transformation since the fall of communism. The majority of banks operating in the First and Second Wave EU Accession Countries are private banks and many of these private banks are foreign-owned. The banking sector' of other, generally more Eastern, CEE countries one in the midst of a restructuring and consolidation phase. Many former state-owned banks were already sold or went public (e.g. Sberbank). As a result, state-owned banks only have a significant market share in Belarus at present, while for example in Poland (PKO) and Slovenia (NLB) market leaders are still partly state-owned. Western European banks have dominated the consolidation process so far and hold leading positions in local markets. Only in the banking markets in Russia, Ukraine and Belarus is foreign influence less significant. However, recent M&A activity suggests that foreign ownership of banks and other financial institutions may increase in the medium term as well in these countries.

We are facing strong competition in all aspects of our business. The level of competition does, however, vary from country to country and depends on a number of factors, including the level of concentration in the local banking market and the capital resources and quality of management among our local competitors; these factors often depend on whether we are primarily competing with purely domestic competitors or subsidiaries of other foreign banking groups. In most of our markets, local subsidiaries of foreign banking groups are our main competitors. Only in a limited number of markets (notably in Hungary, Slovenia and in the CIS countries) do we still face significant competition from genuine domestic banks.

In particular, Austrian, Belgian, French and Italian banks have used the opportunity to "go East" and have grown their CEE exposure in terms of total group assets. The sole "local" bank that is pursuing a clear regional pan CEE expansion strategy is Hungary's OTP. With total group assets in CEE of approximately €62.6 billion as of June 30, 2007, we are one of the leading foreign banking groups in the region (source: Raiffeisen Research 2006/2007). Among our main international competitors in the region (based on total assets in CEE) are KBC (Belgium), Erste Bank (Austria), Unicredit/Bank Austria (Italy/Austria), Société Générale (France), Banca Intesa (Italy), Citibank (USA), Alpha, NBG and EFG (Greece) and OTP (Hungary) (source: Raiffeisen Research 2006/2007). In addition, Sberbank and VTB in Russia actively pursue a pan-CIS strategy via acquiring banks across the CIS countries.

What differentiates us from our international competitors, however, is our unique profile as a "pure play" CEE bank holding company, due to our exclusive focus on the region. In contrast, the share of CEE assets of most of our international competitors, as a percentage of total group assets, is well below 30% and in many cases even below 10%.

In addition, many of our international competitors in CEE have a very high asset concentration in just a few countries in the region. Currently, we are operating 17 different Network Banks in CEE, as well as two representative offices in the Republic of Moldova and in Lithuania. At present, only one bank can match this on-the-ground presence in CEE (source: Raiffeisen Research 2006/2007). We have one of the most comprehensive branch networks of any bank in CEE (2,956 as of June 30, 2007) (source: Raiffeisen Research 2006/2007). With such extensive physical presence as well as our strong brand name recognition across the region, we believe that we have a significant competitive advantage over many of our competitors and we consider ourselves to be well positioned to meet new competitive challenges in the future.

For a more detailed description of our strengths, strategies and competitive position both in the CEE region overall as well as in each individual country see "Business Description—Competitive Strengths", "Business

Description—Strategy" and "Business Description—Geographic Segments." For a more detailed description of the competitive challenges that we are facing please also see "Risk Factors—Risks Relating to Our Business—We operate in highly competitive markets and could be harmed if we are unable to compete effectively."

Competition Trends

As the CEE banking markets (as defined by RI) mature, we see increasing competition in particular from global financial institutions but also from local competitors, resulting in falling margins. Foreign banks in CEE already accounted for approximately 41.5% of total banking assets by the end of 2006 (63.6% in Central Europe and 76.6% in Southeastern Europe) (Source: National Central Banks, Raiffeisen Research 2006/2007). In CIS, the market share of foreign institutions is still much smaller given the predominance of large Russian banks such as Sberbank and VTB with a combined market share of 26.7% in CIS. This high level of foreign ownership has resulted in intense competition as these financial institutions are continuing to transfer know-how and invest capital into the CEE banking sector. The inflow of capital has also resulted in excess lending capacity among banks in the region, measured both by capital adequacy as well as loan to deposit ratios.

With accession to the EU, barriers to market entry in the Accession Countries have already been largely eliminated for financial institutions based in other EU member countries and we have also observed an increasingly high interest by foreign banks to enter markets in the countries which are currently holding accession talks with the EU. In some cases, this has already resulted in falling interest rate margins in lending. This trend will generally lead to increased competition as those banking groups already active in the banking markets in the CEE will seek to further expand their presence while other new entrants may also move into these markets. As countries are further integrated into the EU and with increasing implementation of EU norms, market convergence will likely accelerate. We expect most CEE markets to become more stable in terms of economic development, funding costs for banks to decrease, and the level of customer and product sophistication in CEE banking markets to increase.

With an increasing GDP per capita the need for more sophisticated banking products is rising quickly in various CEE markets. These value-add products such as asset management products, insurance and credit cards offer a significant cross-selling potential. Most of our competitors have started product sales initiatives and realized the potential to generate higher commission income. We expect a further increase in competition regarding these product areas. Given our extensive product knowledge within our Group and of RZB Group we were able to capitalize on the first mover advantage which e.g. led to leading market positions for us in asset management in a number of our network markets. We aim to further enlarge our market penetration in these product categories.

We also anticipate that the banking industry will continue the trend towards consolidation, on both a regional and an individual country level. In most of our markets, there are too many banks with a small customer base or low levels of capitalization. Continued local consolidation will most likely be induced by economies-of-scale that particularly exist in retail banking as well as by a relative competitive advantage of foreign-owned banks as a result of premium consumer perception and better access to funding. The trend towards consolidation in the global financial services industry is stimulating the creation of competitors with broad ranges of product and service offerings, broad access to capital, and great operating efficiency and pricing power. This is coupled with a shift from mere price competition to competition based on other factors such as innovation, customer service or range of products and services offered. We expect these trends to continue across the CEE regions. Smaller banks must either find profitable niche markets or risk becoming non-competitive. Regional consolidation is largely driven by Western European banks and by the need to build retail bank organizations with multiple distribution channels. Further consolidation on a regional level may finally occur as a result of strategic reviews by some Western European institutions which may lead some of them to divest their CEE holdings due to lack of size or potential.

The growing importance of multi-channel distribution in CEE, i.e. the introduction of new, alternative marketing and distribution channels such as telephone banking, online banking, mobile sales forces or the establishment of ATM networks may finally reduce the importance of extensive branch networks in the regions and result in increased competition from other financial institutions. It may also reduce barriers to market entry for new competitors such as providers of direct or electronic banking services.

Introduction

We are one of the leading banking groups in Central and Eastern Europe ("CEE") (source: Raiffeisen Research 2006/2007), offering customers banking and financial services through an extensive network of banks across the region. We own and operate universal commercial banks and leasing companies in 16 markets in CEE and have representative offices in Lithuania and Moldova. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to corporations, small- and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit and debit cards, mortgages and leasing.

Our operations are organized according to both business areas and geography. We have divided our business into four business segments: Corporate Customers, Retail Customers, Treasury and Participations & Other. In addition, each of our Network Units is allocated to one of three geographic segments: Central Europe ("CE"), Southeastern Europe ("SEE") and the Commonwealth of Independent States ("CIS"). The following map depicts our geographic presence in CEE.


Commonwealth of
Independent States "CIS"
Central Europe
"CE"
South East Europe
"SEE"

As part of the Austrian Raiffeisen Banking Group, we are currently, and after completion of the Offering will remain, majority-owned by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders."

As of June 30, 2007, we employed 55,195 people and had total assets of €62.6 billion, an increase of 12.1% from December 31, 2006. For the year ended December 31, 2006, we had a consolidated profit (after taxes and minorities) of €1,182.1 million (including one-off effects) and €593.7 million (excluding one-off-effects). For the six months period ended June 30, 2007 our consolidated profit amounted to €401.4 million. For the year ended December 31, 2006, the consolidated return on equity amounted to 42.6% (including one-off effects) and 21.4% (excluding one-off effects). For the six month period ended June 30, 2007, the consolidated return on equity was 20.3%.

Targets

We have set the following mid-term financial targets until 2009:

Profitability. We use ROE before tax as one of the primary steering instruments for the Group. We have set ourselves the goal to achieve an ROE before tax of more than 25%. The performance of Network Units is

evaluated by reference to their ROE before tax. For the six months period ended June 30, 2007, we had an ROE before tax of 26.6%. In 2006, 2005 and 2004, our ROE before tax (excluding one-off effects in 2006) was 27.3%, 21.8% and 22.2%, respectively.

Efficiency. We use the cost-to-income ratio, defined as the ratio of general administrative expenses to operating income (net interest income, net commission income, trading profit/loss and other operating profit/loss excluding net income from other available-for-sale financial assets) to monitor the efficiency of our operations. We have set ourselves the goal to achieve a cost-to-income ratio of below 58%. For the six months ended June 30, 2007, we had a cost-to-income ratio of 57.3%, while for the years ended December 31, 2006, 2005 and 2004 we had a cost-to-income ratio of 59.1%, 61.6% and 63.5%, respectively.

Risk-to-Earnings Ratio. We have set ourselves the goal to achieve a risk-to-earnings ratio, defined as the ratio of our provisioning for impairment losses to our net interest income, of about 15%. For the six months ended June 30, 2007 we had a risk-to-earnings ratio of 14.2%. For the years ended December 31, 2006, 2005 and 2004 we had a risk-to-earnings ratio of 17.5%, 13.9% and 17.1%, respectively.

Growth. We target annual growth of our balance sheet total by at least 20%.

Competitive Strengths

Attractive Market Position. We believe that we have a leading market position in the fastest growing CEE markets as measured both by the geographic coverage of our Network Units, as well as by our position in local markets. We are currently among the top three banks by assets in seven of the markets in which we operate, and in two of these markets we hold the number one position (source: Raiffeisen Research 2006/2007). We believe that our market position is predominantly based on the combination of our strong product offering, our ability to respond quickly to customer demands and our strong brand.

Diversified CEE exposure. Our presence in CEE is spread across a large number of different countries. As of June 30, 2007, approximately 40% of our total assets were in the CE region, approximately 32% in the SEE region and approximately 28% in the CIS region. As a result, we are able to benefit from growth opportunities across these regions without being over-exposed to risks associated with any single country or region.

Local Experience Combined with High Standards of Service. Our ability to combine local expertise with the high quality service and efficiency standards of Western financial institutions is one of our key competitive strengths. In all of our markets we operate with a local bank offering locally adapted but regionally designed products to retail and corporate clients. Our extensive knowledge of the local markets enables us to react proactively to changing client needs and to offer better products at a lower price. In addition, our network-wide global management ensures that each of our Network Banks delivers the level of service that customers have come to expect from the Raiffeisen brand.

Strong Organic Growth. Our approach is centered on strong and profitable organic growth. Between 2002 and 2006 the banking assets in CEE experienced average annual growth of approximately 30% (Source: National Central Banks, Raiffeisen Research 2006/2007). Over the same period our assets attributable to organic growth grew even more quickly, with an average annual growth of approximately 40%. We define organic growth as change of total assets from which we deduct the cumulated acquired total assets at the date of their acquisition. We attribute this growth, which was above the market average, to our ability to enter new markets and implement new services (such as asset management, insurance or credit cards) early, adapted to local needs and ahead of our competitors.

Coherent M&A Strategy and Successful Integration of Acquisitions. Our recent acquisitions have proven our ability to extend our Network with bolt-on acquisitions at reasonable prices in the context of other recent takeover activity in the region. Furthermore, over the past several years we have demonstrated our ability to successfully integrate acquired banks into our Network. Our ability to implement our credit culture and control systems in all of our Network Banks and to introduce new products, more efficient processes and new distribution channels in banks that we have acquired, and to target new customer groups, has been an important contributor to our success.

Brand Recognition. The Raiffeisen brand stands for a high level of service across CEE. Our brand, which we use consistently across most of our markets, provides customers the confidence that they will be satisfied with our products and services. We believe that the familiarity with our brand among customers allows us to enter new markets and to introduce new products more effectively.

Western style approach to risk and balance sheet management. Despite our significant growth in the geographic regions in which we operate, we apply prudent Western European risk and balance sheet management standards. We believe that the operational improvements of our risk management procedures have led to an advanced risk management system with regard to the organizational setting and diversity of the Network Banks. Part of our balance sheet management are selective securitization efforts, which are intended to increase our refinancing flexibility and thus further improve our risk/return profile.

Employees. The skill and dedication of our employees are important factors in our success. We continue to promote their development through education and training, and empower them to be entrepreneurial and to show initiative. Our well-trained, motivated workforce allows us to provide excellent service to our customers and to operate efficiently.

Strategy

We intend to continue to grow our presence in Central and Eastern European countries and increase our asset base and profit above market growth rates, in particular through implementing the following strategies:

- Focus on fastest growing regions and customer segments
- Capitalize on leading SEE and CIS market positions and realize benefits of recent acquisitions
- Advanced balance sheet management and focus on less capital intensive growth
- Continue to improve operational efficiency
- Pursue further growth opportunities through selective acquisitions

Focus on fastest growing regions and customer segments

The CEE banking market is one of the fastest growing banking markets in the world. GDP growth in CEE has been more than twice that of the eurozone in the past three years, while the growth rate of banking assets has been even higher. Despite high growth rates in the CEE region over the last years, it still remains relatively "under-banked" compared to Western Europe. Therefore, in addition to attractive GDP growth we expect the ratio of banking assets to GDP to further increase significantly, as the CEE economies mature.

Given that banking markets in the SEE and CIS regions are even less developed than those in CE, we expect banking asset growth in these regions to be particularly high. We believe that our strong positions in SEE and in the CIS regions allow us to take over-proportionate advantage of growth opportunities in both these regions through continued market penetration. The core of our regional strategy therefore is to increase our market share in SEE and CIS by expanding our branch network, particularly in Russia and Romania, and by increasing our use of alternative sales channels, such as direct sales forces.

As a result of our leadership role in highest growth markets and leading presences in profitable growth markets, we consider ourselves well positioned to further benefit from opportunities in all of these markets.

In our Corporate Customers segment, which accounted for approximately 53% of our profit before tax for the six months ended June 30, 2007 and which remains a cornerstone of our strategy, we intend to build upon our proven strengths. Our outstanding corporate business focuses on large corporates as well as on attractive opportunities in the mid-market segment. While we respond to customer needs by strengthening our capital markets focus—and thus accompany our larger corporates in their own development—we also focus on the highly profitable mid-market segment and leverage our excellent product capabilities across our local Network Banks.

We believe that our rapidly evolving retail strategy has proven successful, with an increase in the contribution to profit before tax by our Retail Customers segment from approximately 30% in the first half of 2006 to approximately 37% in the first half of 2007. We aim to strengthen the growth prospects in our growing Retail Customer segment by continued bank-wide product initiatives and implementing best practice methods from local markets. These initiatives will also take into account the needs of our clients in local markets which vary, for example, due to different regulatory requirements or different needs with regard to product features. In addition, we intend to increasingly focus on value-added products, such as asset management and insurance, as we expect these products to substantially gain importance given the increasing prosperity of our clients in these

markets. The retail strategy is in the center point of our overall strategy and we aim to continue to significantly increase the relative importance of this segment in terms of revenue and profit contribution.

Capitalize on leading SEE and CIS market positions and realize benefits of recent acquisitions

Our Network currently covers 16 markets in which we hold seven top three positions in local markets and we are also the market leader in Albania and Serbia (source: Raiffeisen Research 2006/2007). In most of the countries in SEE and CIS, we enjoy strong positions in key product and/or customer segments (source: Raiffeisen Research 2006/2007).

These positions provide us with the ability and scale to invest in new distribution channels and to roll out standardized product offerings which meet our customers' needs. Our leading market positions permit us to leverage our success and well-recognized brand name in established and newly entered markets and product areas. We can capitalize on, and further enhance, our market penetration through our multi-channel approach and through the introduction of new products, be it asset or deposit products, as well as generate commission income through asset management or insurance products.

Our position in CIS has benefited from by our acquisitions in the Ukraine (Bank Aval) and Russia (Impexbank). Both acquisitions fit perfectly into our expansion and product strategy and we believe that they allow us to continue to advance our retail and corporate strategies in both markets.

We believe that the extension of our customer base will allow us to take advantage of significant growth opportunities and enhance our ability to grow profitably. Furthermore we acquired substantial know-how in new distribution channels by the takeover of eBanka in the Czech Republic. The integration of all three acquired companies is proceeding according to plan and we expect to realize the full benefits of the integration of these companies into our banking network (for example IT-integration, new product initiatives, sales-force training and rebranding) in the short to medium term.

Advanced balance sheet management and focus on less capital intensive growth

We aim to intensify our capital and balance sheet management in order to further enhance Group profitability and support our envisaged asset growth potential of above 20% per year until 2009. In this context we intend to place greater emphasis on securitization in the medium term to support our credit strength, promote growth and market share expansion at attractive risk-adjusted returns and to enhance the efficient and flexible use of our capital base depending upon market and product opportunities. Thus, we aim to increase our annual securitization volume to make capital available to underwrite new business in order to support our continuing growth.

As part of our strategy we also aim to significantly increase the share of non interest-related revenue sources. In particular, commission income from securities and transfer payment businesses, asset management and insurance brokerage allow for less capital intensive growth and are thus an efficient way to increase our profitability.

Continue to improve operational efficiency

We continuously pursue the goal of improving the efficiency of our operations. Accordingly, we introduced a number of strategic initiatives targeting further cost savings, as well as initiatives aimed at higher income generation. A core element of these initiatives is our orientation to Six Sigma management tools, which have been introduced in all our markets. In 2006 we were able to complete 68 cost saving projects with estimated one-time benefits of approximately €33 million in that year.

We constantly aim to leverage our cost savings potential by analyzing and refining our processes, identifying best practice examples in local markets and then transferring them to other Network Units. An important part of this approach is also the further centralization of back-office functions and processes. Furthermore, we expect to benefit from the implementation of a centralized procurement.

With regard to income generation, we aim to improve our sales success through targeted personnel development and sales force effectiveness programs.

Pursue further growth opportunities through selective acquisitions

We pursue a selective acquisition policy to develop our Network at a faster pace and to further expand our customer base in the retail and corporate segment. In particular, we expect that acquisition opportunities will most likely arise in SEE and CIS countries and therefore we continue to closely monitor potential targets across these regions. In addition, we also consider acquisitions in new markets in Central and Eastern Europe and countries of the former Soviet Union in which we are not currently active.

We expect our acquisitions to add new distribution networks and customers and to be adaptable to our corporate culture, including our risk management and customer service standards. In general we expect our acquisitions to add value for our shareholders.

Apart from expected growth opportunities, price considerations and the evaluation of the competitive environment, availability of management resources and our integration capabilities are important factors when we consider a potential acquisition.

Corporate Structure

We own and operate universal commercial banks and leasing companies, through which we operate in 16 markets throughout CEE.

The following table presents our 17 Network Banks according to our geographic segments, indicating the level of our equity interest in each subsidiary as of June 30, 2007.

Country	Name of Subsidiary	Equity Interest (in %)
CE		
Czech Republic	Raiffeisenbank, a.s.	51.0
	eBanka, a.s.*	100.0
Poland	Raiffeisen Bank Polska S.A.	100.0
Slovakia	Tatra banka, a.s.	66.0**
Slovenia	Raiffeisen Krekova banka d.d. (now Raiffeisen Bank d.d.)	85.7
Hungary	Raiffeisen Bank Zrt.	70.3
SEE		
Albania	Raiffeisen Bank Sh.a.	100.0
Bosnia & Herzegovina	Raiffeisen Bank d.d. Bosnia i Hercegovina	97.0
Bulgaria	Raiffeisenbank (Bulgaria) EAD	100.0
Croatia	Raiffeisenbank Austria d.d.	73.7**
Kosovo	Raiffeisen Bank Kosovo S.A.	100.0
Romania	Raiffeisen Bank S.A.	99.5
Serbia	Raiffeisen banka a.d.	100.0
CIS		
Belarus	Priorbank OAO	63.1
Ukraine	VAT Raiffeisen Bank Aval	95.6
Russia	ZAO Raiffeisenbank Austria	100.0
	OAO Impexbank	100.0

* In preparation for the merger with Raiffeisenbank a.s., Czech Republic, 49.0% of eBanka were sold to two Raiffeisen Landesbanken (directly or indirectly) as of August 1, 2007.

** As both Tatra banka, a.s. and Raiffeisenbank Austria d.d. have issued non-voting preferred shares, our share of voting rights in these two Network Banks differs from our equity interest shown in the table above. Our share of voting rights in Tatra banka, a.s. was 72.44% and in Raiffeisenbank Austria d.d. was 75.0%.

The following table presents the structure of our Network Units through which we operate our leasing business according to our geographic segments. We hold our leasing subsidiaries through Raiffeisen Leasing International, in which we hold a 75% interest, and through our Network Banks. The following table reflects our total indirect ownership interest in our leasing subsidiaries as of June 30, 2007.

Country	Name of Subsidiary	Equity Interest (in %)
CE		
Czech Republic	Raiffeisen-Leasing Real Estate, s.r.o.	69.0
	Raiffeisen-Leasing, spolecnost s.r.o.	63.0
Hungary	Raiffeisen Lízing Zrt.	72.65
Poland	Raiffeisen Leasing Polska S.A.	87.5
Slovakia	Tatra Leasing spd. s.r.o.	70.7
Slovenia	Raiffeisen Leasing d.o.o.	75.0
SEE		
Albania	Raiffeisen Leasing sh.a.	93.75
Bosnia & Herzegovina	Raiffeisen Leasing d.o.o.	85.77
Bulgaria	Raiffeisen Leasing Bulgaria OOD	81.13
Croatia	Raiffeisen Leasing d.o.o.	74.37
Romania	Raiffeisen Leasing IFN S.A.	87.24
Serbia	Raiffeisen Leasing d.o.o.	87.5
CIS		
Belarus	JV "Raiffeisen-leasing"	66.64
Kazachstan	TOO Raiffeisen Leasing Kazakhstan	75.0
Ukraine	TOV Raiffeisen Leasing Aval	87.38
Russia	OOO Raiffeisenbank Leasing	87.5

Business Segments

We divide our business into both business and geographic segments. Our business segments are Corporate Customers, Retail Customers, Treasury and Participations & Other.

Corporate Customers

Segment Overview

Our Corporate Customers segment primarily includes corporations with an annual turnover of at least €5 million. In addition, the segment includes smaller companies with a project finance or trade finance focus. These smaller companies are included because of the nature of their business. Our Corporate Customers segment also includes government-owned or quasi-government-owned companies, financial institutions, municipalities and public law institutions. In addition, we include supranational institutions, such as the International Finance Corporation ("IFC"), the European Bank for Reconstruction and Development ("EBRD"), and the European Investment Bank ("EIB"), in the Corporate Customers segment.

Our Corporate Customers segment is the largest of our business segments in terms of profit contribution, accounting for a profit before tax of €467.2 million in 2006, and an ROE before tax of 31.7%. We consider ourselves as one of the leading banking groups serving corporate customers throughout CEE. In particular, we have strong positions in Hungary, Slovakia, Romania, Bulgaria, Russia, Belarus and Ukraine.

We target medium to large local customers, as well as the subsidiaries of Western European corporate groups. Our combination of local market know-how and Western standards of service make us an attractive bank for corporate customers in the region. In addition, our presence throughout the region allows us to offer corporate customers a consistent, high level of service across CEE.

We are continuing to expand our corporate business across CEE to capitalize on our leading positions in markets across the region and to participate in on-going market growth. Our strategy is to focus on the highly profitable mid-market segment. In particular, we are increasing our efforts to cross-sell products and services across Network Banks to clients that are present in more than one country in CEE. For more information on the allocation of customers between us and other RBG members, see "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Allocation of Responsibility for Customers." In order to service these multinational customers, we have established a global account management system to coordinate our relationships with key customers. We have also established international corporate client desks at several of our Network Banks which allow us to service German, French and Italian speaking clients in their own languages. By leveraging our existing corporate base, we aim to increase our retail penetration.

Products and Services

We provide our corporate customers with a wide range of banking and financial products and services, including the following core products:

Loans. We offer corporate customers a number of standard loan products, including working capital loans and investment financing, as well as revolving loans and loan products that are guaranteed by governments or international financial institutions.

Trade Finance. Our trade finance products include import and export loans. In addition, we offer a number of types of guarantees, including bid bonds, advance payment guarantees, performance bonds and warranty guarantees.

Deposits and Investment Products. We provide corporate customers with a number of options for depositing their money with us, including call deposits, term deposits and certificates of deposit. In addition, we offer our customers a number of investment products, including portfolio management services.

Payment and Account Services. Our payment and account services include funds transfers and payments, standing orders, direct debits and check payments. We also offer cash management products, including zero minimum balance and cross-border margin pooling products.

Leasing. We provide financing for passenger cars, trucks, equipment and real estate across the region. Legal rules relating to the realization of collateral make leasing preferable to other forms of secured lending in a number of jurisdictions throughout CEE.

Treasury. We offer corporate customers a number of foreign currency exchange services and money market transactions. These products include FX spot and forward transactions, call and term deposits, and interest rate and cross currency swaps.

Asset Management. We offer customers a range of asset management products including management of pension fund assets and specialized products.

In addition, we sell products and services offered by third parties, including those offered by building societies and insurance companies.

Distribution Channels

Our corporate customers are primarily serviced through our regional outlets, which house our corporate account officers and other staff dedicated to serving corporate customers. We employ specialized staff dedicated to serving corporate customers in each of the countries in which we operate. In addition to regional centers, corporate clients also have access to our local distribution network, call centers and online banking services.

Retail Customers

Segment Overview

Our Retail Customers segment includes private individuals and small and medium-sized enterprises, that is, companies with an annual turnover of less than €5 million (with minor deviations in some countries), other than those engaged in project or trade finance related activities (small entities), and "micro" customers, whose annual revenues are less than €1 million and where our exposure is lower than €100,000. In addition we serve high net-worth individuals with tailor made products.

Our Retail Customers segment accounted for a profit before tax of €263.5 million in 2006 and an ROE before tax of 24.8%. Based on our own market data research, we have leading market positions (top three by assets), in the Retail Customers segment in a number of countries, including Albania, Serbia, Bosnia & Herzegovina, Croatia, Kosovo, Ukraine, Romania and Slovakia, and top five positions in Hungary, Russia, Belarus and Bulgaria. In total, we had approximately 12.6 million retail customers across CEE as of June 30, 2007.

We are in the process of expanding our Retail Customers segment, primarily by targeting micro companies and "upper-mass" customers, which we generally define as 25-55 year-olds with above average income who work or live in urban centers. We aim to increase our market share in retail banking both by introducing new lending products, new distribution channels and also by continuing to invest in our network of outlets. Part of this strategy is also to leverage intra-group expertise to exploit increasing demand for insurance solutions and asset management services. We are also focusing on refining our risk adjusted pricing.

Products and Services

We provide our individual, small entities and micro customers with a wide range of banking and financial products and services, including the following core products:

Loans. We offer retail customers both unsecured installment loans and mortgage loans. Retail term loans are typically granted to private individuals for any purpose or the purchase of specific consumer goods, including automobiles. Mortgage loans to private individuals are most often used to finance the purchase of homes, but are also granted for other purposes. Mortgage loans to small entities and micro customers are typically used to finance the purchase of real estate or for business expansion. We also offer overdraft facilities—with an agreed credit limit linked to the customer's monthly salary—to private individuals in conjunction with our current accounts.

Deposits and Investment Products. We offer customers a variety of interest-bearing deposit accounts, including accounts with interest rates that may be either variable or fixed, for a specified period of time. In addition, we offer investment products and asset management services, such as equity or bond funds managed either by Raiffeisen or third party providers.

Payment and Account Services. We offer our private individual customers current accounts that give immediate access to money deposited in the account. Customers may access their accounts by making a withdrawal at one of our outlets, by visiting an automated teller machine ("ATM"), by using a debit card, or by accessing their accounts over the phone or internet.

Cards. We offer a number of credit and debit card products to our retail and small business customers. Customers can use either their debit or their credit cards to purchase retail goods and services or to obtain cash. The amount of a purchase or cash withdrawn from an ATM is debited automatically to a debit card customer's account. Credit card customers are billed monthly and, if they choose not to pay their bill in full, are charged interest and other fees.

Leasing. We provide financing for automobile leases to retail customers. The legal and regulatory framework in much of CEE makes leasing an attractive way of providing financing for automobile purchases.

In addition to the products and services mentioned above, we sell a number of products and services offered by third parties, including products offered by insurance companies and building societies.

Distribution Channels

Customers in our Retail Customer segment are serviced through the following distribution channels:

Outlets and ATM Network. Our outlets provide our customers with personal service, advice and sales, and play a key role in establishing and maintaining customer relationships. As of June 2007, we had a total of 2,956 outlets across the CEE, including 53 outlets operated by our leasing subsidiaries. In total, our distribution network is supported by approximately 5,840 of our own and leased ATMs across the region.

Mobile Sales Force, Retailers and Auto Dealers. Customers are also serviced through a mobile sales force that combines mobile advisors employed by our company with approximately 3,725 affiliated agents per end of June 2007. We cooperate with independent retailers in Romania and Russia and we have business relations to auto dealers in Ukraine, Russia and Croatia. All of our agents sell our own financial products and services exclusively. Mobile agents do not settle financial transactions themselves. Rather, they cooperate closely with their nearest outlet or call center.

Telephone Banking. Our call centers provide customers with remote services such as access to account information, transfer of funds and other standard retail banking services.

Online Banking. Customers with internet access holding accounts linked to our company's online banking services can handle most of their routine banking needs online. In particular, we target younger people for our online retail banking services.

Treasury

Our Treasury segment primarily includes transactions relating to the management of our interest rate risk, as well as foreign exchange transactions and securities trading and investment. This generally includes both pure trading activities, which we manage based on a centralized system of strict limits, as well as medium and long term financial investments, mainly in public sector debt. All transactions by our treasury entered into on our own account are recorded in the Treasury segment, while profits from customer-induced treasury transactions are partly recorded in other segments, especially in our Corporate Customers and our Retail Customers segments. See "Managements Discussion and Analysis of Financial Condition and Results of Operations—Segment Reporting." Our Treasury segment accounted for a profit before tax of €241.5 million in 2006 and an ROE before tax of 44.7%.

We enter into a number of transactions in order to help us manage our interest rate and liquidity risk. These include interest rate derivatives and other interest rate related contracts that are intended to modify our exposure to interest rate movements. Profits and losses from these transactions are reported as part of our Treasury segment. In total, interest rate related contracts accounted for approximately 53% of operating income in our Treasury segment in 2006.

We also enter into a number of currency related contracts. These include transactions entered into by Network Banks that are intended to hedge the risk that the value of our equity interests in our subsidiaries may decline as a result of exchange rate movements as well as open positions entered into by currency traders. Currency related contracts accounted for approximately 44% of operating income in our Treasury segment in 2006.

The remainder of our operating income reported in the Treasury segment results from our money market and other trading activities.

Participations & Other

Our Participations & Other segment includes our equity investment portfolio, including non-consolidated affiliated companies and minority interests. Other multi-segment functions such as Group overhead costs are also included in this segment along with non-banking activities. For more information on our equity participations see "—Equity Participations."

Geographic Segments

Each of our Network Units is allocated to one of three geographic segments: Central Europe, Southeastern Europe and the Commonwealth of Independent States.

The information presented under the following sub-headings describes our business in each of the regions in which we operate. Each country description contains selected macroeconomic data regarding the countries in which we operate and selected financial information regarding our operations in those countries. The macroeconomic data has been collected from external sources as indicated in each table. The selected financial information relates to our segmental results as shown in our consolidated IFRS financial statements, which, in addition to the results of our Network Banks, also include the results of our leasing and other businesses. In addition, we show selected financial data relating to our Network Banks only, which are derived from the IFRS reporting packages prepared by each of our Network Banks for our consolidated IFRS financial statements; these financial data include intragroup items.

Central Europe

Overview

The CE countries are clearly the most advanced in terms of legal and institutional reforms in the CEE region. They are also the countries that display the highest GDP per capita, the smallest degree of state intervention, the highest share of foreign investors, both in the industrial and the banking sector, and the highest degree of financial intermediation. However, the overall size of the banking sector remains small compared to the eurozone and the degree of intermediation also remains rather low. Bank restructuring and privatization has been largely completed and the CE banking sectors are characterized by the highest market share of foreign-owned banks.

We own commercial banks in the Czech Republic, Hungary, Poland, Slovenia and Slovakia and have a representative office in Lithuania. In 2006 we strengthened our presence in the CE region by the acquisition of eBanka, a.s. in the Czech Republic, which we intend to merge with our local Network Bank, Raiffeisenbank, a.s., by 2008. Originally an internet bank, eBanka, a.s transformed into a universal bank focused on affluent individuals as well as small and medium sized enterprises. As of June 30, 2007, eBanka serviced more than 120,000 customers. Taken together, eBanka and Raiffeisenbank, a.s., currently have a market share in retail loans of approximately 5% according to Company estimates.

Through our Network Units, we have been present in the CE region for many years. Our ranking in the CE countries in which we operate, based on assets, is as follows: third in Slovakia (Tatrabanka), fifth in Czech Republic (combined Raiffeisen and eBanka), sixth in Hungary, ninth in Slovenia and tenth in Poland (source: Raiffeisen Research 2006/2007).

Selected Macroeconomic Data

The following table shows the development of selected macroeconomic data for the CE region in the years 2004, 2005 and 2006:

	2004	2005	2006
Population (millions)	69.3	69.3	69.2
Nominal GDP (€ billions)	453.6	519.2	572.2
Real GDP Growth (%)	5.3	4.5	6.0
Inflation (CPI Growth) (%)	4.1	2.4	2.1
Banking Assets/GDP (%)	71.5	76.4	80.4

Source: Raiffeisen Research 2006/2007, The Vienna Institute for International Economic Studies (WIIW), National Central Banks

The following table shows selected macroeconomic data for the CE region, broken down by country, for the year 2006:

	Population	Nominal GDP	Real GDP Growth	Inflation (CPI Growth)	Banking Assets/GDP
	(in millions)	(in € billions)	(in%)	(in%)	(in%)
Poland	38.1	271.2	6.1	1.0	68.6
Hungary	10.1	89.9	3.9	3.9	99.5
Czech Republic	10.3	113.6	6.4	2.5	97.3
Slovakia	5.4	43.9	8.3	4.5	89.6
Slovenia	2.0	29.7	5.2	2.5	113.4
Lithuania	3.4	23.7	7.5	3.7	73.0
Total CE	**69.2**	**572.2**	**6.0**	**2.1**	**80.4**

Source: Raiffeisen Research 2006/2007, The Vienna Institute for International Economic Studies (WIIW), National Central Banks

Market Environment

With an average GDP per capita of approximately €11,763.5 weighted by GDP at purchasing power parity at the end of 2006, CE is the most developed region within CEE. As a result of sound macroeconomic policies expressed in low inflation rates and sustainable strong GDP growth, the banking market has gained in importance. The overall financial intermediation rate is 80.4%, still far below the eurozone countries. With banking assets to GDP ratios of 113.4% in Slovenia, followed by Hungary (99.5%) and the Czech Republic (97.3%), markets expect that given the strong growth potential, the gap to the eurozone should narrow further in the coming years.

According to ownership structure, Czech Republic is mostly dominated by foreign banks, with foreign banks holding 97.1% market share in terms of total assets, followed by Slovakia (98.3%) and Hungary (81.5%). This ratio is significantly lower in Poland (PKO BP) and Slovenia (Nova Ljubljanska Banka), where the state still controls a majority of some locally dominant banks.

Selected Data of Raiffeisen International's Operations in CE

The following table shows the development of selected financial information regarding our CE segment results in the years 2004, 2005 and 2006, as well as the first six months of 2007:

	As at December 31,			As at June 30,
	2004	2005	2006	2007
	(audited, unless otherwise stated)			(unaudited)
	(in € millions, except % and number of outlets and employees)			
CE				
Total Assets	15,087.6	17,341.1	23,203.9	24,905.4
Risk Weighted Assets (unaudited)	10,902.3	12,940.5	17,247.3	18,250.1
Total Equity	852.3	1,312.3	1,346.2	1,906.4
Profit Before Tax	161.2	229.9	315.5	212.2
Return on Average Equity Before Tax	18.9%	17.5%	23.4%	22.3%
Number of Outlets (unaudited)	343	422	516	528
Number of Employees (averages, FTEs)	8,310.6	9,122.5	11,223.0	11,742.4

In addition, the following table shows selected financial information regarding our Network Banks in the individual CE countries, broken down by country, as of and for the six months ended June 30, 2007:

	Total Assets	Risk Weighted Assets	Total Equity	Profit Before Tax	Return on Average Equity Before Tax	Number of Outlets	Number of Employees
	(in € millions)				(in %)		
Poland	3,719.8	3,349.6	322.3	44.0	26.7	94	2,194
Hungary	7,071.6	5,773.0	486.5	87.4	38.9	122	2,872
Czech Republic	4,471.1	3,188.4	231.1	17.9	15.1	116	2,230
Slovakia	6,338.3	3,865.7	402.3	59.1	28.0	147	3,379
Slovenia	983.6	606.4	50.2	5.3	20.9	14	353

Southeastern Europe

Overview

This region includes the new EU-countries Romania and Bulgaria, the EU-candidate country Croatia, and the markets of the western Balkans, namely Serbia, Bosnia & Herzegovina and Albania. We also include Kosovo separately, as an independent banking sector has developed there. This is economically the most heterogeneous of the three regions. The SEE region also includes both the country with the highest degree of financial intermediation in all CEE markets in terms of credits as a percentage of GDP (Croatia), as well as the lowest (Kosovo). Significant improvements have been made in this region in both bank restructuring and privatization during the last few years. The market share of foreign-owned banks has steadily increased, improving banking services and intensifying competition.

Many of the countries in this region are experiencing triple-digit credit growth rates (although coming from very low levels). However, the degree of financial intermediation remains low in SEE, with the exception of Croatia and Bosnia & Herzegovina, which leaves room for further growth. Further legal and institutional reforms that are necessary in the process of EU integration should also have a positive long-term effect on the development of the banking sectors.

We own Network Banks in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia. We are a major player in the SEE banking markets. Based on total assets, we are ranked first in Albania and Serbia and second in Kosovo and Bosnia & Herzegovina (source: Raiffeisen Research 2006/2007). On the remaining markets we are among top five banking institutions (source: Raiffeisen Research 2006/2007). We have increased the number of our customers in this region from approximately 3.1 million in 2004 to more than 4.9 million as of June 30, 2007. We also have leading market shares in various products, such as approximately 40% of deposits in Albania, approximately 20% of corporate loans in Bosnia & Herzegovina and approximately 34% of retail loans in Kosovo (source: Raiffeisen Research 2006/2007).

Selected Macroeconomic Data

The following table shows the development of selected macroeconomic data for the SEE region in the years 2004, 2005 and 2006:

	2004	2005	2006
SEE			
Population (millions)	50.1	50.2	50.1
Nominal GDP (€ billions)	142.1	168.0	200.7
Real GDP Growth (%)	7.7	5.6	6.4
Inflation (CPI Growth) (%)	9.7	9.5	6.7
Banking Assets/GDP (%)	51.0	60.6	68.4

Source: Raiffeisen Research 2006/2007, The Vienna Institute for International Economic Studies (WIIW), National Central Banks

The following table shows selected macroeconomic data for the SEE region, broken down by country, for the year 2006:

	Population	Nominal GDP	Real GDP Growth	Inflation (CPI Growth)	Banking Assets/GDP
	(in millions)	(in € billions)	(in%)	(in%)	(in%)
Romania	21.6	97.2	7.7	6.6	51.2
Bulgaria	7.7	25.1	6.1	7.3	86.0
Croatia	4.4	34.2	4.8	3.2	121.6
Serbia	7.4	25.5	5.7	11.6	60.7
Bosnia & Herzegovina	3.8	9.2	6.2	7.2	81.8
Albania	3.2	7.3	4.9	2.4	69.4
Kosovo	2.0	2.3	3.0	0.7	48.3
Total SEE	**50.1**	**200.7**	**6.4**	**6.7**	**68.4**

Source: Raiffeisen Research 2006/2007, The Vienna Institute for International Economic Studies (WIIW), National Central Banks

Market Environment

Compared to CE, the SEE countries have recorded more dynamic GDP growth rates during last three years, but under clearly higher inflationary pressures. In this environment, the importance of the financial sector has significantly improved as indicated by a financial intermediation ratio of 68.4% at the end of 2006. By far the highest financial intermediation ratio was recorded in Croatia, with more than 121.6%, followed by Bulgaria (86%) and Bosnia & Herzegovina (81.8%). Joining the EU at the start of 2007 is expected to result in further development in the Bulgarian, and even more so in the Romanian banking market (the latter having a relatively low financial intermediation ratio of 51.2% at the end of 2006).

During 2003-2006, the SEE financial sector has mainly benefited from the strong increase of both the corporate and the retail businesses. Measured in relation to GDP, both segments have recorded increasing shares, and reached the levels of CE countries at the end of 2006.

According to ownership structure, Croatia and Bosnia & Herzegovina are dominated by foreign banks, which have approximately 90% and approximately 95%, respectively market share in terms of total assets. These are followed by Bulgaria (80.1%) and Serbia (78.7%). Similar to the situation in CE, there are still state-dominated banks in Romania (CEC) and Serbia (Komercijalna banka). However, these have a considerably lower market relevance.

Selected Data of Raiffeisen International's Operations in SEE

The following table shows the development of selected financial information regarding our SEE segment results in the years 2004, 2005 and 2006, as well as the first six months of 2007:

	As at December 31,			As at June 30,
	2004	2005	2006	2007
	(audited, unless otherwise stated)			(unaudited)
	(in € millions, except % and number of outlets and employees)			
SEE				
Total Assets	10,466.3	13,938.5	18,783.7	20,422.7
Risk Weighted Assets (unaudited)	5,937.6	9,397.2	12,625.7	13,608.7
Total Equity	464.2	829.1	1,011.8	1,356.9
Profit Before Tax	100.9	187.7	284.9	220.0
Return on Average Equity Before Tax	21.7	22.6	28.2	32.4
Number of Outlets (unaudited)	496	566	708	821
Number of Employees (averages, FTEs)	8,998.9	11,092.9	12,636.4	14,189.2

The following table shows selected financial information regarding our Network Banks in the individual SEE markets, broken down by market, as of and for the six months ended June 30, 2007:

	Total Assets	Risk Weighted Assets	Total Equity	Profit Before Tax	Return on Average Equity Before Tax	Number of Outlets	Number of Employees
	(in € millions)				(in %)		
Romania	3,940.2	2,335.0	405.1	53.6	27.5	337	5,145
Bulgaria	2,369.9	1,635.5	154.5	34.0	48.3	129	2,314
Croatia	4,916.2	3,429.0	449.2	48.2	21.1	53	1,854
Serbia	1,664.5	1,764.2	270.3	28.2	20.9	77	1,877
Bosnia & Herzegovina	1,839.3	1,214.2	122.4	12.9	21.1	81	1,430
Albania	1,834.2	474.3	86.5	21.1	44.2	94	1,317
Kosovo	414.7	302.8	44.1	9.1	41.1	34	509

Commonwealth of Independent States

Overview

We have Network Banks in three CIS countries: Russia, Ukraine and Belarus. Russia and Ukraine are the two largest and most populous countries in CEE. Russia's banking sector is also the largest individual market in CEE in terms of total banking assets. Banking regulation and consolidation in CIS is not yet as far advanced as in other regions in CE.

After experiencing a particularly severe and lengthy recession caused by the transformation from the Soviet planned economic system and further economic and political crises, the real GDP per capita level in the Ukraine has yet to reach the level of 1991. Despite significant changes in the political landscape in Ukraine, repeated political turbulences have dampened market expectations of fast-paced fundamental reforms. Belarus, on the other hand, remains a planned economy.

We believe that, as CIS is the most under-banked region in CEE, it has the most potential for growth. We have increased our assets in the region by an average of more than 40% per year since 2002. In particular, we strengthened our presence in the CIS region by the acquisitions of VAT Raiffeisen Bank Aval, Ukraine, in 2005, and Impexbank, Russia, in 2006.

VAT Raiffeisen Bank Aval is a universal bank serving private individuals, small and micro-sized enterprises and corporate clients. It currently ranks second among Ukrainian banks in terms of total assets, with a particularly strong position in the retail banking market, and is the largest foreign-owned bank of the country (source: Raiffeisen Research 2006/2007). Based on a very attractive offer, we decided to sell our former Ukrainian Network Bank (Raiffeisen Bank Ukraine) in 2006.

Impexbank is a mid-sized universal bank with a primary focus on retail banking and money transfer services, where it had a market share in CIS of 11% and ranked among the top five Russian providers in 2006, according to Company estimates. Furthermore, with approximately 500 cash dispensers, Impexbank operates one of the country's largest ATM networks. The acquisition of Impexbank therefore enabled us to expand the geographical reach of our banking activities in Russia beyond the metropolitan areas of Moscow and St. Petersburg.

Priorbank, our Network Bank in Belarus, is currently ranked fourth in terms of total assets among banks in Belarus and is the largest foreign-owned bank in the country (source: Raiffeisen Research 2006/2007). In Russia we rank eighth in terms of total assets with a combined asset base of €9.9 billion as of June 30, 2007 (ZAO Raiffeisenbank Austria and Impexbank), and we are also the largest foreign banking group in the market according to Raiffeisen Research 2006/2007.

Selected Macroeconomic Data

The following table shows the development of selected macroeconomic data for the CIS region in the years 2004, 2005 and 2006:

	2004	2005	2006
CIS			
Population (millions)	215.9	215.8	213.9
Nominal GDP (€ billions)	581.8	754.2	961.3
Real GDP Growth (%)	7.4	6.5	7.2
Inflation (CPI Growth) (%)	9.6	11.6	9.4
Banking Assets/GDP (%)	37.9	42.7	56.7

Source: Raiffeisen Research 2006/2007, The Vienna Institute for International Economic Studies (WIIW), National Central Banks

The following table shows selected macroeconomic data for the CIS region, broken down by country, for the year 2006:

	Population	Nominal GDP	Real GDP Growth	Inflation (CPI Growth)	Banking Assets/GDP
	(in millions)	(in € billions)	(in%)	(in%)	(in%)
Russia	142.2	785.8	6.7	9.8	52.8
Ukraine	46.6	84.9	7.1	9.1	65.7
Belarus	9.7	29.3	9.9	7.0	36.7
Kazakhstan	15.4	61.3	10.6	8.4	78.1
Total CIS	**213.9**	**961.3**	**7.2**	**9.4**	**56.7**

Source: Raiffeisen Research 2006/2007, The Vienna Institute for International Economic Studies (WIIW), National Central Banks, The Agency of Statistics of the Republic of Kazakhstan

Market Environment

The economic environment of the CIS region is clearly dominated by the large Russian market and its current favorable development. Positive GDP growth and reduction of inflation in Belarus (despite its centrally planned economy) and in the Ukraine, are leading to an overall improvement of GDP per capita and the banking market.

The CIS market is the least developed in the CEE region with an average financial intermediation ratio (banking assets over GDP) of 56.7% at the end of 2006. The highest financial intermediation rate was recorded in Kazakhstan (78.1%), while Belarus (36.7%) ranks far below the CEE average, while Russia (52.8%) and Ukraine (65.7%) are further advanced.

This gap to other CEE countries can be explained by the current ownership structure in the CIS banking markets. In Belarus, the majority of the capital is owned by the state and the total share of foreign players in Belarus is still very low (only 8.5% as of December 31, 2006). In Russia less than 10% of total banking assets are foreign-owned. State-owned Sberbank dominates the market with a 24.7% market share in total assets at the end of 2006. Nevertheless, the importance of foreign capital in the Russian banking system is clearly rising, given recent acquisitions of stakes in mid-sized banks by big European players. Unlike Russia and Belarus, the Ukrainian banking market is partially privatized (high share of domestic private investors) with only two major banks still state-owned. Through recent acquisitions by Raiffeisen, OTP, UniCredit and Société Générale, the market share of foreign financial institutions in Ukraine grew to 20.3% in 2006.

Selected Data of Raiffeisen International's Operations in CIS

The following table shows the development of selected financial information regarding our CIS segment results in the years 2004, 2005 and 2006, as well as the first six months of 2007:

	As at December 31,			As at June 30,
	2004	2005	2006	2007
	(audited unless otherwise stated)			(unaudited)
	(in € millions, except % and number of outlets and employees)			
CIS				
Total Assets	3,353.2	9,415.2	13,879.4	17,315.5
Risk Weighted Assets (unaudited)	2,798.4	7,576.5	11,178.8	12,873.9
Total Equity	218.8	467.0	900.7	1,303.2
Profit Before Tax	78.7	151.0	879.1	174.4
Return on Average Equity Before Tax	36.0%	32.3%	97.6%	26.8%
Number of Outlets (unaudited)	77	1,455	1,624	1,607
Number of Employees (averages, FTEs)	3,493.8	8,372.8	25,313.4	27,971.4

The following table shows selected financial information regarding our Network Banks in the individual CIS countries, broken down by country, for the first six months of 2007:

	Total Assets	Risk Weighted Assets	Total Equity	Profit Before Tax	Return on Average Equity Before Tax	Number of Outlets	Number of Employees
		(in € millions)			(in %)		
Russia	9,932.6	8,065.3	981.3	119.3	32.0	250	8,356
Ukraine	5,299.4	3,950.6	607.4	60.7	19.5	1,278	17,638
Belarus	968.9	809.6	104.5	18.1	32.5	71	1,860

Equity Participations

The development of Raiffeisen International's equity participations is as follows:

	As at December 31,			As at June 30,
	2004	2005	2006	2007
		(in € millions)		
Equity participations	74.0	82.8	68.3	72.4
of which affiliated companies	18.1	24.2	35.2	39.5
of which companies accounted for using the equity method	15.1	22.1	24.7	24.9
of which other interests	40.7	36.5	8.4	8.0

Raiffeisen International's primary strategy as a bank holding company is to acquire majority shareholdings in credit and financial institutions. Such institutions are fully consolidated into Raiffeisen International's financial statements and form an integral part of the group.

Affiliated companies are all valued at amortized cost and had a total book value of €39 million as of June 30, 2007. Such companies are not consolidated into Raiffeisen International's financial statements because they have a minor impact on the Group's figures.

Three associated companies are valued at equity with a total value of €25 million. These companies are all building societies (located in the Czech Republic, Croatia and Romania). Their business is partly generated and offered by the local Network Banks, which act as agents in relation to these building societies. The building societies were founded with Raiffeisen Bausparkasse, the building society of the Austrian Raiffeisen Banking Group.

Raiffeisen International's other equity participations, with a total book value of €8 million, are mostly minority participations in various local banks and other financial institutions and auxiliary activity companies, particularly recent acquisitions that were not actively and directly purchased by Raiffeisen International.

For a detailed list of equity participations, refer to the Consolidated Financial Statement attached to this prospectus.

Rating

Our parent company, Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"), is rated by two leading international rating agencies: Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"). The rating of RZB is as follows:

	long term	short term	financial strength
S&P (as of Jan. 5, 2007)	A+	A-1	—
Moody's (as of May 16, 2007)	Aa2	P-1	C

There is a stable outlook for all ratings based on semi-annual report of 2006 and annual report of 2006.

In addition, the following subsidiary banks are rated by leading international rating agencies—Moody's and S&P—as follows:

Tatra banka, Slovakia

	long term	short term	financial strength
S&P	A-; positive outlook	A-2	—
Moody's	A1; stable outlook	P-1	C-

Raiffeisen Bank, Romania

	long term	short term	financial strength
Moody's	Baa3; stable outlook	P-3; stable outlook	D; stable outlook

Raiffeisenbank Austria, Russia

	long term	short term	financial strength
Moody's	Baa2; stable outlook	P-2; stable outlook	D

Impexbank, Russia

	long term	short term	financial strength
Moody's	Baa2; stable outlook	P-2; stable outlook	D-

Raiffeisen Bank Aval, Ukraine

	long term	short term	financial strength
Moody's	B2; stable outlook	NP; stable outlook	D-; stable outlook

Raiffeisenbank (Bulgaria), Bulgaria

	long term	short term	financial strength
Moody's	Baa3; stable outlook	P-3; stable outlook	D+; stable outlook

Each rating reflects the view of the rating agency only at the time the rating was issued. You should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. A rating outlook is an opinion regarding the likely direction of a rating over the medium term. The watch list indicates that a rating is under review for possible change in the short term. The rating agencies can change their ratings at any time if they believe that circumstances so warrant.

The ratings set forth above have been published by S&P and Moody's respectively. We confirm that the ratings provided by S&P and Moody's have been accurately reproduced. So far as we are aware, and have been able to ascertain, from information published by S&P and Moody's, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Real Estate

The book value of Raiffeisen International's real estate developed as follows:

	As at December 31,			As at June 30,
	2004	2005	2006	2007
	(audited)	(audited) (in € millions)	(audited)	(unaudited)
Land and buildings used by the Group for its own operations	159.8	294.5	487.3	493.7
Other land and buildings	6.7	4.3	12,8	10.3
Total	**167.4**	**298.7**	**500.0**	**503.9**

As of June 30, 2007, we owned land and buildings with a total book value of €503.9 million, with land and buildings used by the Group for its own operations accounting for €493.7 million.

Our real estate strategy is not standardized across regions. Some Network Banks, especially those that were acquired or purchased rather than developed by Raiffeisen International, own the buildings in which they operate. However, most of the Network Banks rent their headquarters and outlets. The management headquarters of Raiffeisen International are located at the RZB Head Office in Vienna. Raiffeisen International rents the premises from RZB Group companies on arm's-length terms.

Investment Policy

The following table shows the development of the Group's financial investments and fixed assets at their cost of acquisition and at their book values for the last three financial years. For a full statement of investments, including the development of the respective book values, please see our Consolidated Financial Statements. Investments as presented below are accounted at amortized cost:

	Cost of Acquisition				Book Value			
	December 31,			June 30,	December 31,			June 30,
	2004	2005	2006	2007	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(unaudited)	(audited) (in € millions)	(audited)	(audited)	(unaudited)
Financial investments	**2,367.2**	**2,807.7**	**2,780.3**	**n/a**	**2,367.5**	**2,807.2**	**2,787.5**	**2,659.6**
Debt securities and other fixed-interest securities	2,294.7	2,721.2	2,710.3	n/a	2,293.5	2,724.4	2,719.1	2,587.2
Equity participations	72.5	86.4	70.1	75.2	74.0	82.8	68.3	72.4
Intangible fixed assets	**307.2**	**1,053.5**	**1,446.2**	**1,465.8**	**177.0**	**880.7**	**1,220.7**	**1,213.2**
Goodwill	108.4	565.9	878.3	870.9	74.9	527.2	839.2	835.3
Other intangible fixed assets	198.8	487.6	567.9	594.9	102.2	353.4	381.5	378.0
Tangible fixed assets	**781.3**	**1,161.1**	**1,635.6**	**1,692.5**	**441.0**	**738.8**	**1,055.7**	**1,051.1**
Land and buildings used by the Group for its own operations	236.5	375.4	600.1	621.6	160.0	294.5	487.3	493.7
Other land and buildings	11.4	11.8	25.3	24.8	6.7	4.3	12.8	10.3
Other tangible fixed assets	510.6	693.5	868.6	853.5	253.6	371.0	450.8	405.1
Operating leasing	22.8	80.4	141.6	192.6	21.0	69.2	104.9	142.1
Total	**3,455.7**	**5,022.2**	**5,862.1**	**n/a**	**2,985.5**	**4,426.7**	**5,063.9**	**4,923.9**

At the end of June 2007, the total share of investments in our total assets was 7.9%.

Financial investments are composed of debt securities which are all held-to-maturity and of equity participations which are strategic long-term shareholdings in affiliated companies not consolidated and minority shareholdings.

Intangible fixed assets are composed of goodwill from the acquisition of equity participations and of software developments whereby most of the software systems were purchased by third parties. Goodwill costs increased considerably from €75 million in 2004 to €835 million in June 2007 due to the acquisitions of the three banking units Bank Aval in the Ukraine, Impexbank in Russia and eBanka in the Czech Republic. The most significant software investments refer to core banking systems.

Tangible fixed assets include land and buildings, which are used predominantly for our own operations, as well as other tangible fixed assets, such as office furniture and equipment and company cars.

The following table shows our capital expenditures for equipment, premises and our information technology systems in 2005 and 2006 and in the first six months of 2007, broken down by region:

	Year Ended December 31,		Six Months Ended June 30,
	2005	**2006**	**2007**
	(unaudited)	**(unaudited)** **(in € millions)**	**(unaudited)**
Equipment	*54.7*	*72.8*	*27.2*
thereof:			
CE	13.1	13.3	8.0
CIS	17.3	27.2	9.1
SEE	24.3	32.3	10.1
Premises	*70.3*	*80.2*	*27.7*
thereof:			
CE	13.5	13.8	4.6
CIS	32.2	30.9	9.7
SEE	24.6	35.5	13.4
Information technology	*84.1*	*131.6*	*54.6*
thereof:			
CE	41.3	51.6	21.8
CIS	9.2	39.1	16.8
SEE	33.6	40.9	16.0
Total	**209.1**	**284.6**	**109.5**

Current and Planned Investments

The investments of our Network Units are mainly comprised of investments in information technology and in equipment and premises. Investments in equipment and premises are both to a large extent driven by the ongoing branch expansion in our Group.

The following table shows, as of June 30, 2007, our ongoing and planned investments (capital expenditures) for the full year 2007 that have already been approved, broken down by region:

	CE	**CIS**	**SEE**	**Total**
	(in € millions, unaudited)			
Equipment	23.2	30.5	24.2	77.9
Premises	27.8	37.1	58.4	123.3
Information technology	87.1	85.7	59.9	232.7
Total	**138.1**	**153.3**	**142.5**	**433.9**

Planned investments for 2007 in CE are driven mainly by the still rapid branch expansion in the region, which is expected to slow down within the next years, and preparations for the future introduction of the euro in some countries, such as Slovakia.

In SEE, approved investments for 2007 relate mainly to branch expansion, which is expected to slow down slightly in the coming years. In addition, the planned investments reflect capital expenditures of approximately €30 million for the construction of a new head office for our Network Bank in Bosnia & Herzegovina, which is expected to occur during the years of 2007 and 2008.

In the CIS, the planned and approved investments for 2007 are driven mainly by the integration of Bank Aval and Impexbank into our Group. The main projects in this regard are investments in infrastructure and branch modernization and the upgrade of the Network Banks' information technology to RI Group standards.

Any delays, especially in branch expansion due to a shortage of appropriate locations or other unpredictable developments, would result in a corresponding delay of the related investments. Our actual capital expenditures may, therefore, differ substantially from the planned and approved amounts.

We plan to finance our ongoing and planned investments described above out of operating cash flow.

Legal and Administrative Proceedings

RI itself is not, and during the past 12 months has not been, subject to any legal, governmental or arbitration proceedings, nor, to our knowledge, has RI been threatened with any such proceedings.

From time to time, our Network Units are involved in a number of legal, governmental or arbitration proceedings arising in the ordinary course of business. The following is a description of the most significant proceedings and work-out cases in which our Network Units are currently involved. However, based on our current assessment of the facts and legal implications, we do not believe that any legal, governmental or administrative proceedings pending or, to the extent known to us, threatened, against our Network Units could have a significant effect on our financial position or profitability, nor have any such proceedings had a significant effect on our financial position or profitability in the recent past.

In 2003 and 2004 certain companies in Russia unrelated to us used fraudulent schemes in order to obtain VAT reimbursements from the Russian state. As a result, Russian tax authorities disallowed VAT reimbursements for leasing businesses. In 2005 our Russian leasing unit, OOO Raiffeisen Leasing, was subject of a tax audit, covering the period from 2002 until 2004. As a result of the tax audit, the company was ordered to repay VAT it had offset against its own tax liability. In a subsequent court proceeding with the Russian tax authorities, OOO Raiffeisen Leasing obtained a lower court ruling in its favor, permitting the company to deduct VAT from its tax liability. The Russian tax authorities appealed the decision of the lower court, but the appeals proceedings have been postponed until six ancillary cases, in which the Russian tax authorities claimed that certain supply agreements giving rise to the VAT reimbursements were invalid, are decided by a court. OOO Raiffeisen Leasing has since obtained judgments in its favor in all six ancillary cases. The next hearing on the outstanding main case is scheduled for late September 2007. The total amount in dispute in the proceeding is approximately RUR 815 million (approximately U.S.$31.7 million), plus tax penalities in a currently undetermined amount. In August 2006, the Russian police commenced a criminal investigation in relation to the same matter. No charges have been brought so far and the investigation is currently on hold pending the outcome of the civil proceedings.

The Group's Network Bank in Romania, Raiffeisen Bank S.A., and the holding company for our leasing subsidiaries, Raiffeisen Leasing International GmbH, failed to notify the relevant Romanian competition authority, the Romanian Competition Council ("RCC"), of their acquisition of a leasing company in 2002, which now acts as our Romanian leasing unit. Although the required notifications were made in 2006, and the RCC authorized the acquisition in December 2006, Raiffeisen Bank S.A. and Raiffeisen Leasing International are still subject to administrative penalty proceedings in connection with such late filings. The maximum fine to be imposed on the Network Bank and Raiffeisen Leasing International could amount to up to 10% of the turnover of the Group's activities in Romania in the financial year prior to the sanction (in 2006 the total turnover of the Group's activities in Romania amounted to approximately €421 million). However, based on the advice of Romanian counsel, considering existing precedents and the fact that acquisition did not have a significant impact on the market, we expect the fine to be significantly below the maximum fine stated above. The final decision by the RCC on the fine is expected before the end of 2007.

In 2007, the Hungarian competition control authorities initiated proceedings against the Group's local Network Bank, Raiffeisen Bank Zrt., in connection with alleged misleading advertising for credit cards and a mortgage loan products. The maximum statutory fine that may be imposed amounts to 10% of the Hungarian Network Bank's net sales revenues for the financial year preceding the year in which the fine is imposed (in 2006 the Hungarian Network Bank's net sales revenues amounted to approximately HUF83.5 billion or €325 million). Within this limit

the fine will be determined based on a number of factors, including market share, the advantage gained by any unlawful conduct and the actual revenues derived from the particular action. Based on these factors and existing practice of the competent authorities in other cases of misleading advertisement, we have reason to believe that the fine, if any, imposed by the Hungarian competition control authorities will be significantly less that the maximum fine that may be imposed.

In July 2007, Raiffeisen International identified certain shortcomings in the loan administration at one of the branch offices of its Russian operations, which involved the extension of credit to a limited number of informal groups of companies who subsequently distributed the loan proceeds within such groups to entities other than the formal legal borrower. As a result, there is some doubt as to whether the legal borrowers of such informal groups or companies still have sufficient financial resources or bankable assets to cover their debts. Raiffeisen International believes, based on a comprehensive investigation of the relevant facts, that loan loss provisions (both individual provisioning and portfolio provisions available) are adequate and that the identified irregularities will not have a material adverse effect on the financial condition of our Russian operations or the Group. In addition, Raiffeisen International has taken remedial action and employed a team of experts to prevent similar shortcomings in the future.

Since 2005 our Ukrainian Network Bank, Bank Aval, has been involved in a number of legal proceedings in order to recover outstanding amounts under a credit line it had extended to OAO Agroexport in 2002, prior to our acquisition of Bank Aval, and to enforce the related collateral. Agroexport has failed to make payments on the loan since 2005 and was adjudged bankrupt in 2006. The bankruptcy proceedings have attracted some public attention in Ukraine. As of June 30, 2007, the aggregate outstanding amount under the loan owed to Bank Aval, including interest, was approximately UAH 80 million (approximately €11.8 million). Based on the status of the legal proceedings and our assessment of the collateral, we do not expect that we will be required to establish any significant additional loan loss provisions with respect to this loan.

Process and Productivity Management

As part of our overall financial goals we have also set specific productivity and efficiency targets, in particular to achieve a cost-to-income ratio of below 58%, and work on continuous improvements.

In order to improve our cost-to-income ratio year over year, we have launched several operational efficiency and cost savings initiatives. We are using the Six Sigma methodology to fine-tune our current processes on an ongoing basis in our Network. Using Six Sigma and also the Business Process Management System allows us to measure the improvements and project benefits, share know-how among the various units, ensure continuous measurement and improvements rather than only one-time efficiency gains, and at the same time improve customer satisfaction and quality of our service delivery. We have a process management unit focusing on Six Sigma in every Network Unit. Due to the continued focus on business growth, we are applying Six Sigma in a pragmatic way and use it for high volume/key processes rather than for all processes.

We have set up a centralized procurement unit for our Group and implemented a central procurement manager function in each of the countries in which we operate. Our central procurement unit negotiates all major purchases where group synergies are possible and likely to be achieved. Additionally, we have launched an electronic procurement system, which has been designed to facilitate the complete procurement process. The system has been implemented in one country and is being rolled out to all other countries over the coming months.

Information Technology

Overall IT Strategy

Operations and information technology in RI are designed to fully support our business strategy and to achieve defined business goals. We aim to have a professional and service-oriented Operations & IT department that supports the development and profitability of the business across the Group.

We seek to ensure a stable and high quality environment and to support efficient processes in line with the business needs.

The key elements of our strategy include:

- providing high quality products and services, including reliable and secure IT systems in line with our business requirements;

- ensuring cost efficiency via process management and sharing synergies across the group, regionally and group-wide;
- moving towards a more harmonized IT application landscape and establishing regional centers where appropriate; and
- developing highly skilled and motivated employees by providing a common culture for learning and sharing across the group and implementing group-wide training programs.

Strategic Projects

The following projects have been defined as current and future key group projects with strategic importance.

Group Data Warehouse

The Group Data Warehouse stores all relevant data for management information systems ("MIS"), risk and other business reporting purposes in a structured and group-wide comparable manner. It has been implemented in all Network Banks, except two. Data is extracted on a daily basis from core banking systems but also from many other satellite systems where raw customer and product data are generated. New releases are issued every year with new data elements supporting the requirements of risk management, controlling and other business units.

New MIS

A new standard MIS system has been selected for roll-out to all the Network Banks over the coming three to four years. This system is replacing the current Group solution as well as some local solutions.

Retail Collections and Application Processing

Standard group solutions have been defined for retail collections and loan application systems in order to support the growth in this business line. The collection system has been implemented in six countries and as other countries grow their Retail business, they will also become candidates for future implementation. A new loan application system has been chosen and is now being implemented in the Group in several countries.

Basel II/Risk Management

This project is driven by RZB as the majority shareholder and responsible financial institution for group-wide risk management. A project team with the participation of RZB and combining Group IT and the Network Units has been working to establish a fully Basel II-compliant and effective risk management approach and tool set for the RZB Group, including RI and the Network Units. See "Bank Regulation and Supervision—Implementation of Basel Capital Standards".

Group Treasury System

A Treasury front office trading system has been selected as the core treasury system for Network Banks active in trading all types of treasury products. Currently three Network Banks make use of the system, with three more in the pipeline. The system is run centrally from Vienna.

Midas plus

Work is in progress to upgrade the current Midas system to Midas plus, which is intended to bring additional benefits in capacity handling, performance and establishing interfaces to other applications. Midas is currently used as a core banking system in six countries. There is currently no concrete plan to implement Midas in the other countries as they either have different requirements or already well established solutions.

Other Projects

In addition to the above Group wide projects, we are currently in the process of restructuring our operations in Ukraine and Russia in order to integrate the recently acquired Network Banks Bank Aval and Impexbank and align their processes and systems with Group standards in order to support our overall business goals. There is also an integration effort under way in the Czech Republic after the acquisition of eBanka.

IT Security

Raiffeisen International's security framework is based on the ISO 17799 standard (Code of Practice for Information Security Management).

The main pillar of the framework is the Group Network Security Policy of Raiffeisen International, which defines a minimum standard for security controls that must be implemented by all Network Units. This Group-wide standard will often be exceeded by the local security policies.

Through performing periodic security checks, especially for firewalls, Raiffeisen International supervises the compliance of the Network Banks with Group security standards.

Shared Services and Outsourcing

Card Processing

In our regional card processing center within Tatra banka, we already provide debit and credit card processing services for seven countries in the Group. In addition, we have added a processing center in Ukraine.

SWIFT/Payment Center in Romania

In 2007 we established a payment center in Bucharest, Romania which will concentrate all SWIFT messages in the hub, thus saving operational expenses at country level. In a second step this center will implement a common payment system for international and European (SEPA) payments, and will implement a new financial sanctions software for the Group.

IT Governance

Local Operations and IT heads of the individual Network Banks report to their CEO and, on a functional basis, to the Group COO of Raiffeisen International.

In order to ensure that standards are adhered to, Group IT projects are managed professionally and consistently, and to ensure that local IT initiatives are in line with Group strategy, a unit owned by RI—Group IT—has been established. The main objectives for Group IT are to set IT strategies, guidelines and standards for the Group, monitor and track their adherence and manage group-wide projects. Group IT is based in Vienna, with staff also in other countries, and reports to the COO of Raiffeisen International.

We have established a project office at Group level, which coordinates all Group projects and provides hands-on support to the Network Banks regarding project management and governance.

Intellectual Property

The ability to use the Raiffeisen brand throughout Central and Eastern Europe is important to our overall strategy. We have a license agreement with RZB which allows us to use the Raiffeisen brand for Raiffeisen International and for our subsidiaries. For a more detailed description of our licensing arrangements, see "Certain Relationships with Existing Shareholders—Licensing and Franchise Agreements."

We believe that the proper assessment and control of risks are critical for our success. In compliance with regulatory requirements in Austria, our parent RZB has established a comprehensive risk management system for the entire RZB Group, including us. As part of this risk management system, RZB has established risk management policies and procedures to ensure that various categories of risk such as credit risk, country risk, market risk, liquidity risk, operational risk and settlement risk can be identified throughout the RZB Group and effectively controlled by management. This section describes the risk management policies established by RZB as they apply to RI and its subsidiaries and the risk management systems that have been implemented by RI and its subsidiaries. Any references in this section, as in other parts of the Prospectus, to "we", "us", "our" or the "Group" are to Raiffeisen International Bank-Holding AG together with its consolidated subsidiaries.

This section refers to Basel II asset classes, rather than to business segments according to our segment reporting.

Risk Management Principles

We apply the following key principles to manage the risks that our Network Banks face in the course of their business:

- our Management Board is responsible for overall risk management policies on the Group level;
- our approach to risk management is integrated within the framework of RZB's group risk management system to ensure consistency across the RZB Group and to provide necessary data to RZB;
- the risk policies determined by our Management Board are implemented by our Corporate Risk Management department, our Retail Risk Management department as well as through local risk management departments in our Network Banks, which are responsible for monitoring specific risks that arise in each country;
- local risk decision-making authority is delegated to risk management units in our subsidiaries to the extent our Management Board believes that this is appropriate;
- a clear functional and personnel separation is enforced between our business origination and risk management activities;
- credit risk, country risk, market risk, liquidity risk, operational risk and settlement risk are managed in a coordinated manner at all levels across our Group; and
- our risk control and risk management are fully integrated into our internal planning, management and control processes, as well as in the RZB Group controlling and in our Group controlling.

Risk Management Organization

The Austrian Banking Act requires RZB, as the parent company of a group of credit institutions, to establish adequate internal control measures to ensure that a proper risk management system is established throughout the RZB Group.

The management board of RZB determines the general risk control and risk management principles applicable to the RZB Group as a whole. It is supported by the RZB Group Risk Management Committee, which discusses and proposes to the management board of RZB the methods, processes and procedures applied to credit, market and operational risk management. We are represented on the RZB Group Risk Management Committee by our heads of Retail Risk Management and Corporate Risk Management departments.

To ensure a coherent and consistent risk management throughout our Group and compliance with all legal and regulatory issues at the RZB Group level, our Management Board determines our own risk management policies within the framework of RZB Group's risk management system as determined by the management board of RZB. Our Management Board approves general principles of risk control and risk management, limits on relevant risks and procedures that we apply to control and manage risk. The RI Group Chief Risk Officer (Group CRO), who is also a member of our Management Board, is responsible for the entire risk management organization. He supervises the corporate risk and retail risk management departments and initiates procedures to optimize our risk portfolio and to ease pressure on capital utilization. He also defines standards for credit policies and credit portfolio management and implements methods for measuring credit risk.

Credit Risk Management

Our Corporate Risk Management and our Retail Risk Management departments are responsible for implementing our credit risk management policies and procedures as approved at Management Board level. In respect to credit risk towards financial institutions and sovereigns, RZB's Country and Bank Risk Management department plays a central role in developing standards, and ratings for financial institutions and sovereigns within RZB Group as well as in defining a risk policy for those counterparties.

To the extent possible, responsibility for credit decisions is delegated to our Network Banks where decisions are made based on our risk management policies. At each of our Network Banks, independent risk management departments and the local management board are responsible for risk management. The local risk management departments implement our standards, policies and procedures and carry out the risk analysis, rating of local customers and the daily monitoring of risk limits. In addition, we have established local Credit Committees in charge of loan approval within the limits of their local loan approval authority. Up to certain amounts the Credit Committee can delegate its loan approval authority. The standard job description for the local chief risk officer (CRO) in the Network Banks is approved by our management board. You can find more detail on our credit risk management organization on the level of each Network Banks under "—Credit Risk-Loan Approval" and "—Credit Risk-Credit Monitoring" below.

Market Risk Management

Our market risk is managed directly by RZB pursuant to a service level agreement within the rules and procedures regarding market risk management set on the RZB Group level. Our global market risk limits for positions from trading and other banking activities are determined by RZB's board member responsible for Global Treasury and Capital markets and our Group CRO according to the risk taking capacity of the individual units of the RI Group. Our compliance with RZB group limits is monitored on a regular basis by RZB.

All of our Network Banks have established independent market risk management units that are in charge of daily limit monitoring and weekly reporting to RZB. Actual trading and market positioning takes place locally, and each of our Network Banks has a local Asset/Liability Committee in place. Our Network Banks are subject to the policies and limits which are set by RZB and TC&ALM and approved by our Group CRO and/or our Management Board. The minutes of local Asset/Liability Committee meetings and decisions are reported to the local market risk management department. In the case of a limit breach, RZB's board member responsible for Global Treasury and Capital Markets has the right to intervene in local market risk management activities and practices. You can find more detail on how we manage market risk under "—Market Risk" below.

Asset/Liability Management

Our Treasury Coordination & Asset and Liability Management department ("TC&ALM") implements our Group standards and policies throughout our Group in support of our funding policies. Our Network Banks and their local Asset/Liability Management units and committees focus mainly on the management of interest risk arising from loans to and deposits from customers. In addition, the local Asset/Liability Management departments take their own strategic interest rate positions within the parameters of Group-wide limits, which must be approved by our Group CRO within the global RZB Group limits. The RI Group Asset/Liability Committee is responsible for monitoring the liquidity risk and the interest rate risk that arise from non-trading activities, including customer business, hedging for balance sheet items and taking additional long- or medium-term provisions as well as the management of own funds and balance sheet structure on RI Group level. To ensure close and efficient coordination with RZB, we are represented on RZB's Group Asset/Liability Committee by our Chief Financial Officer. Limits are monitored daily within our Network Banks, which report limit utilization each week to RZB and TC&ALM. You can find more detail on our asset/liability management under "—Asset/Liability Management" below.

Liquidity Risk Management

Issues regarding our liquidity are covered and closely monitored by Asset/Liability Committees at each Network Bank, as well as by our TC&ALM department at the RI level. We work closely with the Asset/Liability Management department of RZB and the RZB Group Asset/Liability Committee with regard to our liquidity situation and contingency plans. A funding plan that includes all funding requirements and sources for the

current year is regularly presented by our TC&ALM department to the RZB Group Asset/Liability Committee as well as to the RI Group Asset/Liability Committee and to the RZB management board. For more information on how we manage liquidity risk, please see "—Liquidity Risk" below.

Operational Risk Management

Operational risks are managed within our Network Banks according to RZB's policy and guideline towards the management of operational risks. We have local operational risk managers in all of our Network Banks who are responsible for supporting the collection of loss event data, for performing and facilitating risk assessments and for reporting information relating to operational risk to the RI Group CRO and to RZB. Loss data are reported via a group wide platform with the aim to improve our operations through data generated within the entire RZB group.

General Co-operation in Risk Controlling

We regularly report detailed information to RZB regarding our exposures in credit risk, positions in market risk, liquidity gap and results in operational risk and we receive analysis on our risk taking capacity, value-at-risk ("VaR") and portfolio information on credit risk and market risk, including limit utilizations for each Network Bank and for our overall Group pursuant to a Service Level Agreement with RZB.

Credit Risk

Credit risk relates to the possibility that a financial loss will occur as a result of a borrower's or counterparty's deteriorating creditworthiness and/or inability to meet its obligations. Credit risk is the largest single risk we face. We manage credit risk for our Group as a whole in close cooperation with the credit risk management at RZB Group level.

We manage our credit portfolio on the basis of return on risk-adjusted capital ("RORAC"). We analyze credit transactions and retail portfolios by calculating the expected loss and by determining the unexpected loss on our loan portfolio. "Expected loss" is the loss that we expect over a one-year period in our credit portfolio, based on our historical loss experience. In calculating expected loss we take into account a number of factors including default probability and expected exposure at default which we estimate based on client and product-specific factors that reflect the risk characteristics of different types of credit exposures and facilities. Expected loss is a useful measure for planning purposes. "Unexpected loss" is our estimate of the maximum negative deviation of the possible loss from the expected loss that we are likely to face within a one-year period. In our risk management system, the expected loss in our lending business is factored into the pricing of our products in the form of standard risk costs. Unexpected loss is taken into account through the allocation of capital and is part of individual pricing decisions as well.

We analyze credit risk associated with traditional banking products, such as loans, as well as for derivative financial instruments. We particularly attempt to limit our potential default risk from over-the-counter ("OTC") derivative transactions. We measure our credit exposure from OTC derivative transactions as the cost of replacing the contract if our counterparty were to default on its obligations.

We aim to be compliant with all quantitative and qualitative requirements defined within the Basel II framework particularly with its Foundation Internal Rating Based Approach ("FIRB"). For retail portfolios we aim at implementing the Advanced Internal Rating Based approach ("AIRB"). For more information on Basel II, see "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union—The Basel Capital Standards" below.

Credit Policies

Corporate credit policies are in place for all of our Network Banks and have to be approved annually. Credit policies for retail customers are approved via the product approval process. The target of these credit policies is to define standards for the composition of our loan portfolio with regard to the exposure to certain industries and to define specific underwriting criteria, in particular with regard to the structure of risk limits and collateral composition. This includes the definition of industries, to which loans by our Network Banks are restricted or prohibited. Our credit policies utilize pre-defined customer profiles and scorecards which allow our risk

originating units to efficiently evaluate risks associated with potential customers. Our Corporate Risk Management and Retail Risk Management departments recommend and review the material credit policies of our Network Banks or monitor the application of standards set for them. They also ensure that the credit policy of our Group complies with RZB Group credit policy. Our general credit guidelines provide the basic rules for our lending business with, and other extensions of credit to, corporate customers, retail customers, financial institutions and public sector entities. These guidelines are based on the general credit guidelines of the RZB Group.

The decision whether or not to extend a loan to a corporate customer depends primarily on the customer's credit quality as reflected by the credit rating assigned under our internal rating system (see "Credit Risk—Internal Rating Systems" below) and collateral provided in the transaction. In assigning such rating, we consider factors such as the customer's financial condition, the market in which the customer operates, the marketability of the customer's products and the customer's management. If the customer is a private individual, we generally base our decision on scorecards, budget, collateral and credit bureau (if available) information.

Loan Approval

Responsibility for approving loans is assigned to various employees or committees depending on the amount of the loan, the term of transaction, the type of borrower, the value of any collateral securing the loan and the professional experience, performance and qualifications of the employees and committees.

A basic feature of our loan approval process is a clear separation between our business origination and risk management activities. Risk assessments are performed on the basis of a dual assessment by both our business origination units and our risk management units. Loans must be approved by both the business origination and risk management units performing the assessment. Loan approvals are required for overdrafts, loan increases, extensions of the term of a loan and for changes in risk-relevant parameters that formed the basis of the original loan approval. An exception to this dual assessment procedure exists in some network units for standardized lending to private and small corporate customers, where the simplified procedures described under "—Loan Approval for SME and Private Individuals" below apply.

We apply different loan approval procedures depending both on the nature of the customer and on the amount of the loan in question. We apply the loan approval procedures for corporate customers or those for small, medium and micro sized customers and private individuals. Therefore it does not exclusively depend on whether the relevant customer is allocated to our Corporate Customers segment our to our Retail Customers segment for purposes of our business segment reporting.

Loan Approval for Corporate Customers

For purposes of our corporate credit risk limit approval process, separate legal entities which are connected, such as parent companies and subsidiaries, are treated as one single Group of Connected Customers ("GCC"), for which total credit risk limits are determined. Loan approvals are subject to the RZB Group limit for each customer group. In addition, the RZB Group-wide Global Account Management System ("GAMS"), a relationship management system for group-wide customers, supports our credit risk approval process for corporate customers. Multinational corporate customers are handled centrally by a Parent Account Manager ("PAM"), while subsidiaries of those customers are served locally by Local Account Managers ("LAMs"). The PAM is normally appointed in the unit closest to the customer. The recommendations of the PAM are important and may take precedence over local authority decisions although no Network Bank is required to extend credit to a customer unless it agrees. You can find more detail on GAMS under "Certain Relationships with Existing Shareholders—Allocation of Responsibility for Customers" below.

When determining corporate credit risk limits, we are limited by the total risk limits for each GCC. The level of decision-making power that our Management Board delegates to local loan approval authorities differs depending on their organizational size and level of expertise. All of our Network Banks have established local Credit Committees. Approval of a loan requires a unanimous decision by the relevant Credit Committee which must be documented in the minutes of the Credit Committee's meetings and submitted to our Risk Management department.

If a particular loan exceeds the decision-making power delegated to a local loan approval authority, then the local Network Bank's supervisory board must approve the loan. Such approval is granted upon the recommendation of our Risk Management department and in consideration of the overall limit determined by the RZB Management Board (if any).

Loan Approval for SME and Private Individuals

We delegate most loan approval and all administration tasks for loans to small-and micro-sized entities and to private individuals to our Network Banks and local credit units. Our Network Banks advise new and existing customers, approve credit applications within their decision-making powers and monitor existing loans to recognize potential risks at an early stage.

Our lending business within the SME segment is divided into two areas based upon the size of credit exposure. Micro-sized credit applications (usually up to € 100,000 of credit exposure) are analyzed by a credit scoring process according to special guidelines for micro-business lending. Small business credit applications (up to € 1.5 million of credit exposure) are evaluated using corporate-similar-based tools for risk assessment, adapted to allow more standardized data processing and decision-making and must be approved by the local Credit Committee. If the credit exposure towards a customer exceeds € 1.5 million, the corporate analytical tools and rating are used.

Loan approvals for private individuals are based mainly on credit scoring. Approval authorities are designated by local supervisory boards. Our retail scoring systems are based on an individual customer's ability to repay the loan and the loan product in question.

Loan Approval for Public Sector Entities

Each loan application from a public sector entity is evaluated individually by our Network Banks, taking into account a variety of factors such as the level of debt and the tax revenues of the borrower. In addition, we review the legal aspects of the loan application to ensure that the borrower has obtained all necessary approvals and authorizations for the loan.

Loan Approval for Financial Institutions

The process for approving credit risk limits for financial institutions is based on the risk analysis, rating and recommendation by RZB's Country and Bank Risk Management department. Our Network Banks can approve limits up to the level authorized by RZB and subject to the approval of the respective local Credit Committee and supervisory board. Approved limits must be submitted to RZB's Country and Bank Risk Management department and, in the case of revolving limits, must be reviewed annually.

Internal Rating Systems

Our internal rating systems serve several purposes:

- to assess a customer's creditworthiness;
- to identify risks at an early stage so that we can take appropriate counter-measures;
- to categorize the risk profile of our loan portfolio; and
- to calculate standard risk costs especially for profitability calculation and pricing purposes.

Our internal corporate rating system assigns each borrower to one of ten rating categories. The rating process is entirely independent from any influence by our risk originating units. The local credit analysis specialist acts as an internal rating authority within our Network Banks. Pursuant to RZB standards we have two major rating systems in use: one for corporate customers and one that is separately applied to financial institutions and to sovereigns.

In our implementation of Basel II, we adapted all definitions of default to the internal ratings based approach and applied these throughout the Group. According to this system, a default exists if a customer is overdue with respect to a material account receivable for at least 90 days, if the customer is the subject of

insolvency or similar proceedings, if a value adjustment or direct write-down has been applied to a customer account receivable, or if our credit risk management organization considers an account receivable from the customer to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Corporate customers, financial institutions, and sovereigns undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff members play a decisive part in charting, analyzing, and allocating any impairment losses on loans and advances (write-downs, value adjustments, or provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

Corporate Customers

Our internal rating system for corporate customers is an "expert model," meaning that the final decision on the rating, within the given parameters, is based on the experience and assessment of our local analyst. We apply our internal rating system to all our corporate customers, professionals and real estate customers across our Network Banks, except in newly-acquired businesses where we may use existing local rating systems for limited transitional periods. The customer rating system is based on the following six financial ratios, which are mapped against benchmarks for various industries and accounting standards:

- interest cover;
- ordinary income margin;
- EBITDA margin;
- equity ratio;
- return on assets; and
- debt amortization period.

The quantitative rating grade serves as a basis for a structured qualitative analysis. The structured qualitative analysis allows the analyst to upgrade or downgrade the borrower's quantitative rating after consideration of non-quantitative information. The final customer rating is based on the quantitative rating plus any changes resulting from the qualitative analysis.

The rating process assesses the borrower's repayment ability and converts it into an expected default probability. Upon completion of the assessment process, a rating ranging from 0.5 to 5.0 is assigned to the customer. The following table shows our ten internal rating categories for corporate borrowers:

Internal Rating Scale	Description
0.5	Minimal Risk
1.0	Excellent credit standing
1.5	Very good credit standing
2.0	Good credit standing
2.5	Sound credit standing
3.0	Acceptable credit standing
3.5	Marginal credit standing
4.0	Weak credit standing/ sub-standard
4.5	Very weak credit standing/doubtful
5.0	Default

The following table shows the volume of loans to corporate customers for each of our internal rating categories as of December 31, 2004, 2005 and 2006 and as of June 30, 2007:

	Credit Exposure							
	As of December 31,						As of June 30, 2007	
	2004		2005		2006			
Internal Rating Category	(in € millions, audited)	(in %)	(in € millions, audited)	(in %)	(in € millions, audited)	(in %)	(in € millions, unaudited)	(in %)
0.5 Minimal Risk	15.1	0.08	5.7	0.02	0.3	0.00	4.4	0.01
1.0 Excellent credit standing	1,080.0	6.02	537.8	2.17	790.3	2.40	983.1	2.53
1.5 Very good credit standing	1,467.3	8.18	1,740.6	7.03	2,087.7	6.33	2,610.6	6.72
2.0 Good credit standing	1,996.1	11.13	2,871.2	11.60	3,750.9	11.38	4,964.1	12.78
2.5 Sound credit standing	2,020.4	11.27	3,423.9	13.84	4,658.8	14.13	5,832.2	15.02
3.0 Acceptable credit standing	3,360.3	18.74	4,718.3	19.07	6,713.0	20.36	8,640.7	22.25
3.5 Marginal standing	2,360.2	13.16	4,382.3	17.71	7,161.1	21.72	8,477.5	21.83
4.0 Weak credit standing/ sub-standard	3,162.2	17.64	4,872.2	19.69	5,130.6	15.56	5,118.0	13.18
4.5 Very weak credit standing/doubtful	740.1	4.13	1,278.5	5.17	987.0	2.99	1,099.6	2.83
5.0 Default Proceedings	180.1	1.00	327.2	1.32	353.5	1.07	504.8	1.30
Not rated	1,546.3	8.63	588.6	2.38	1,333.1	4.04	595.2	1.53
Total credit exposure	**17,928.1**	**100.00**	**24,746.4**	**100.00**	**32,966.3**	**100.00**	**38,830.3**	**100.00**

The portfolio weighting according to rating categories showed a slight shift in favor of the middle of the rating category range in 2006 compared with 2005. However, the economic rating in this table presents a purely borrower-specific view and does not take into account transaction-specific provisions of security. We are continuously decreasing the percentage of loans designated as not rated.

Financial Institutions

Our rating of financial institutions is based on two basic principles:

- quantitative rating by peer group comparison; and
- capping by the rating of the sovereign (country ceiling).

The following table shows our ten internal rating categories for financial institutions:

Internal Rating Scale	Corresponding Moody's Rating	Description
A1	(Aaa)	Minimal risk
A2	(Aa)	Excellent credit standing
A3	(A1, A2)	very good credit standing
B1	(A3, Baa1)	Good credit standing
B2	(Baa2, Baa3)	Average credit standing
B3	(Ba1, Ba2)	Mediocre credit standing
B4	(Ba3, B1)	Weak credit standing
B5	(B2, B3)	Very weak credit standing
C	(Caa, Ca)	Doubtful/high default risk
D	D	Default

Our internal rating takes different sources of internal and external information into account. This rating methodology results in a risk classification rating for financial institutions which is capped by the country ceiling, i.e. the rating of a financial institution may not exceed the rating applied to sovereign debt in its home country. The risk classification rating is based on the following components:

- qualitative score;
- quantitative score;
- quantitative risk score; and
- quality of information.

In some cases, the rating of a subsidiary can be derived from the rating of the parent company.

The following table shows the volume of loans to financial institutions for each rating category as of December 31, 2004, 2005 and 2006:

	Credit Exposure							
	As of December 31						As of June 30, 2007	
	2004		2005		2006			
Internal Rating Category	(in € millions, audited)	(in %)	(in € millions, audited)	(in %)	(in € millions, audited)	(in %)	(in € millions, unaudited)	(in %)
A1	254.9	6.33	257.6	5.7	31.6	0.41	132.0	1.73
A2	966.5	23.99	635.9	14.1	1,348.5	17.69	1,047.4	13.69
A3	1,395.3	34.64	1,770.5	39.1	3,770.0	49.45	4,337.6	56.71
B1	338.4	8.40	481.6	10.6	605.1	7.94	326.1	4.26
B2	283.6	7.04	265.6	5.9	421.4	5.53	565.8	7.40
B3	114.7	2.85	81.4	1.8	167.8	2.20	154.8	2.02
B4	45.7	1.13	179.4	4.0	642.6	8.43	496.8	6.50
B5	50.5	1.25	237.0	5.2	156.5	2.05	236.7	3.09
C	—	—	48.3	1.1	15.3	0.20	52.2	0.68
D	1.9	0.05	0.0	0.0	—	—	8.2	0.11
Not identifiable	0.6	0.01	2.2	0.1	1.1	0.01	33.9	0.44
Not rated	576.1	14.30	564.8	12.5	464.4	6.09	257.2	3.36
Total credit exposure	**4,028.1**	**100.00**	**4,524.4**	**100.0**	**7,624.5**	**100.00**	**7,648.8**	**100.00**

Sovereigns

The following table shows the volume of loans to sovereigns (including central banks) as of December 31, 2005 and 2006, using the same rating categories as in the breakdown of loans to financial institutions:

	Credit Exposure							
	As of December 31						As of June 30, 2007	
	2004		2005		2006			
Internal Rating Category	(in € millions, unaudited)	(in %)	(in € millions, audited)	(in %)	(in € millions, audited)	(in %)	(in € millions, unaudited)	(in %)
A1	472.4	7.55	881.2	10.54	891.3	8.26	776.3	7.10
A2	344.3	5.50	375.7	4.49	364.4	3.38	151.0	1.38
A3	1,956.9	31.27	2,282.8	27.30	2,236.1	20.73	2,341.7	21.41
B1	7.1	0.11	112.8	1.35	352.5	3.27	557.6	5.10
B2	869.8	13.90	2,747.5	32.85	4,249.7	39.39	4,348.6	39.76
B3	577.7	9.23	35.5	0.42	37.7	0.35	130.8	1.20
B4	284.7	4.55	54.0	0.65	639.6	5.93	770.1	7.04
B5	1,652.3	26.40	1,639.4	19.60	1,367.8	12.68	1,363.2	12.46
C	—	—	6.2	0.07	0.8	0.01	7.6	0.07
D	0.1	0.00	0.4	0.00	38.9	0.36	0.2	0.00
Not identifiable	93.5	1.49	184.9	2.21	234.2	2.17	401.2	3.67
Not rated	0.3	0.00	42.3	0.51	375.6	3.48	88.2	0.81
Total credit exposure	**6,258.9**	**100.00**	**8,362.8**	**100.0**	**10,788.7**	**100.00**	**10,936.6**	**100.00**

Credit Monitoring

Total credit exposures to individual customers and GCCs are monitored daily by our Network Banks to calculate the applicable threshold for credit approval and to ensure compliance with credit limits and regulatory restrictions on credit exposures. Each month, RZB must report large exposures exceeding 10% of the RZB Group's Tier 1 and Tier 2 capital to the Austrian National Bank. This regulatory requirement and the need for proper risk management at the RZB Group level requires that we report exposures above certain thresholds for each individual borrower or GCC to RZB. Additionally, reporting requirements exist at the level of individual Network Banks under local legislation.

We continually update and refine our credit monitoring in an effort to improve the speed of decision-making and the quality of information available for identifying and assessing potential risks. Our internal and external auditors regularly review our credit business. In addition, we also regularly monitor compliance with credit procedures and suggest measures to further improve the quality of credit analysis and monitoring.

Credit exposures that fall into the small and micro-business category or the private individuals lending category are subject to a standardized review. Local risk managers and credit offices monitor unusual account activity and other factors indicating potential changes in creditworthiness. As part of the regular update of our rating analysis, we review our credit exposures to corporate customers and small business entities/SME at least once a year, as well as each time a new credit application is filed by a particular customer.

Formal monitoring is done through regular credit reviews. The frequency of such reviews is based on the rating of the borrower and the level of collateralization. The credit review process represents a new evaluation of the credit standing of the customer, which focuses on recent developments (both positive and negative) of the customer and its ability to meet its obligations. If the customer's risk profile has deteriorated, a range of corrective measures may be considered and implemented. The customer's rating may be increased or decreased based on the credit review.

The credit review process also involves the reassessment of any collateral relating to the credit risk limit under review. Risk mitigation by collateralization and structuring are common to our credit policies. Our collateral evaluation process is based on a risk manager's appraisal of the market value of the collateral, according to our standardized guidelines for collateral evaluation. After calculating the market value of the collateral, we factor in certain discounts reflecting risks related to collateral realization to ensure that our final calculation accurately reflects expected recovery rates.

Problem Loan Procedure

If we determine after a credit review that a customer's rating has deteriorated or if we have any other indication that the customer's creditworthiness has been adversely affected, the customer is placed on our internal credit watch list. Customers may also be placed on the watch list for other reasons, such as problems affecting an entire industry.

A customer or loan exposure placed on the watch list is subject to detailed review and constant monitoring from that time forward to enable us to develop a strategy for dealing with the exposure. Customers and loan exposures on the watch list are also subject to expanded reporting requirements and are handled by specialized senior credit officers in our units.

Warning signs that a customer's credit rating has deteriorated can include the extensive use of overdraft facilities, late payments on a loan or, in the case of commercial customers, the fact that the borrower covers operating losses with extraordinary income. If there are signs that the credit exposure may result in a partial or total loss or if a payment is past due, work-out specialists in our subsidiaries assume full responsibility for managing the exposure.

If an exposure has deteriorated to a point were recovery options need to be considered e.g. in an insolvency or settlement proceeding, attempts will be made to recover the amounts outstanding on the loan by liquidating any collateral or by pursuing other forms of legal recourse.

Cash-covered or sovereign guarantee exposures are exempt from problem loan procedures.

Loan Loss Provisions

Provisioning decisions are made in accordance with an internal approval system.

Standardized loan loss provisions exist for problem loans to private individuals and micro-business/SME. A loan loss provision will be made if, in the reasonable opinion of the person authorized to make credit determinations, a partial or full loss on the loan is expected. Provisions are made, for instance, when the financial situation of the customer deteriorates substantially, when the customer continuously defaults on payments, particularly under an agreed-upon restructuring plan or when insolvency proceedings have been initiated with respect to the customer. The amounts of our loan loss provisions for problem loans are determined on a case-by-case basis after an analysis of the overall risk of loss, taking into account all circumstances, particularly the value of any collateral, the financial condition of the borrower and the nature of the loan.

Provisions are generally reversed when the economic conditions leading to the provisions no longer exist.

The following table presents our provisions for losses on loans and advances as of December 31, 2004, 2005 and 2006 and as of June 30, 2006 and 2007:

	As of December 31,			As of June 30,
	2004	2005	2006	2007
	(audited)	(audited)	(audited)	(unaudited)
		(in € millions)		
Provisions for losses on loans and advances				
Additions				
Provisions for losses on loans and advances	228.1	375.0	575.2	365.2
Provisions for losses on guarantees and indemnities	23.9	26.3	39.9	35.2
Total additions	252.0	401.4	615.1	400.4
Of which				
Counterparty risk-based	251.8	298.9	440.3	242.4
Portfolio-based	0.2	102.4	174.8	158.0
Releases				
Provisions for losses on loans and advances	85.2	190.9	259.4	211.4
Provisions for losses on guarantees and indemnities	12.3	27.0	19.8	20.7
Total reversals	97.5	217.9	279.2	232.1
Of which				
Counterparty risk-based	95.5	188.4	223.8	148.3
Portfolio-based	2.0	29.5	55.3	83.8
Recoveries				
Recoveries from write-offs for loans and advances	16.9	16.2	27	14.5
Net additions to allowances for losses on loans and advances	137.6	167.3	308.9	153.8

Non-performing Loans

The following table shows the volume of loans placed on non-performing status in comparison to the total loans and advances to banks and customers (excluding head office transactions) as of December 31, 2005 and 2006 and as of June 30, 2007:

June 30, 2007 (unaudited)	CE	SEE	CIS	Total
		(in € millions)		
Loans to Corporate Customers	**11,715.8**	**5,715.5**	**8,507.9**	**25,939.2**
Non performing	284.6	84.3	101.7	470.7
Loan Loss Provisions	187.8	93.3	227.6	508.7
Loans to Retail Customers	**5,526.7**	**5,352.0**	**4,272.6**	**15,151.3**
Non performing	177.6	89.2	137.4	404.2
Loan Loss Provisions	155.8	98.5	197.9	452.2
Loans to Financial Institutions	**2,283.9**	**3,643.6**	**1,459.3**	**7,386.7**
Non performing	0.0	0.2	0.0	0.2
Loan Loss Provisions	0.0	0.2	0.0	0.2
Loans to Sovereigns	**318.9**	**473.1**	**15.0**	**807.0**
Non performing	4.3	0.0	0.0	4.3
Loan Loss Provisions	0.6	0.0	0.0	0.6

December 31, 2006 (audited)	CE	SEE	CIS	Total
		(in € millions)		
Loans to Corporate Customers	**10,255.4**	**5,052.5**	**6,451.7**	**21,759.6**
Non performing	216.6	100.2	97.0	413.8
Loan Loss Provisions	180.0	108.3	187.5	475.8
Loans to Retail Customers	**4,683.9**	**4,320.8**	**3,408.5**	**12,413.2**
Non performing	152.1	78.1	90.8	321.0
Loan Loss Provisions	123.7	98.0	174.3	395.8
Loans to Financial Institutions	**2,800.0**	**3,228.4**	**1,467.6**	**7,496.0**
Non performing	1.6	0.2	0.0	1.8
Loan Loss Provisions	0.0	0.2	0.0	0.2
Loans to Sovereigns	**481.8**	**387.9**	**0.2**	**870.0**
Non performing	0.5	0.0	0.0	0.5
Loan Loss Provisions	0.2	0.0	0.0	0.2

December 31, 2005 (audited)	CE	SEE	CIS	Total
		(in € millions)		
Loans to Corporate Customers	**8,289.8**	**3,233.1**	**4,400.3**	**15,923.3**
Non performing	149.4	95.4	51.6	296.4
Loan Loss Provisions	159.6	83.5	127.0	370.2
Loans to Retail Customers	**2,598.3**	**3,459.6**	**2,094.5**	**8,152.4**
Non performing	72.4	20.2	31.3	124.0
Loan Loss Provisions	86.6	66.3	125.8	278.7
Loans to Financial Institutions	**2,114.9**	**2,032.5**	**762.0**	**4,909.4**
Non performing	0.0	0.0	0.0	0.0
Loan Loss Provisions	0.0	0.2	0.0	0.2
Loans to Sovereigns	**291.6**	**342.5**	**4.3**	**638.4**
Non performing	1.4	0.0	0.0	1.4
Loan Loss Provisions	0.0	0.0	0.0	0.0

Counterparty Credit Risk

The following table shows our total credit exposure as of June 30, 2007, broken down by industry sectors and geographic segments:

	As of June 30, 2007 (unaudited)							
	CEE		CIS		SEE		Total	
	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)
Manufacturing	5,085.6	18.95	3,850.7	22.50	2,721.4	15.76	11,657.7	19,05
Retailing and wholesaling	5,142.6	19.17	3,291.3	19.23	3,225.2	18.68	11,659.1	19,05
Construction	953.9	3.56	914.4	5.34	655.7	3.80	2,524.0	4,12
Banking & Insurance	2,253.4	8.40	548.6	3.21	350.7	2.03	3,152.6	5,15
Real estate	3,302.5	12.31	1,415.1	8.27	1,016.2	5.89	5,733.8	9,37
Public administration, social insurance	1,634.1	6.09	582.6	3.40	2,362.3	13.68	4,579.0	7,48
Private households	5,021.4	18.71	4,126.6	24.11	4,793.6	27.77	13,941.6	22,78
Other	3,437.4	12.81	2,383.8	13.93	2,140.0	12.39	7,961.2	13,01
Total	**26,831.0**	**100.00**	**17,113.0**	**100.00**	**17,265.0**	**100.00**	**61,208.9**	**100.00**

Country Risk

Country Risk describes the risk that a counterparty is unable to service its foreign obligations due to political and economical developments in its host country. Country risk also encompasses sovereign risk, the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

In calculating and managing country risk, our Group uses the same methodology, definitions and procedures applied throughout the RZB Group. We measure country risk based on our internal country ratings, which are broken into two components: (1) quantitative analysis of economic risk and (2) qualitative examination of political and socio-economic trends. In addition to the default probability and the loss quota, our calculation of country risk incorporates the structure of the particular transaction. Management of country risk is based on a centralized process at RZB. RZB's Country and Bank Risk Management makes the final determination of country risk, but all country limits are coordinated at the RZB Group level and approved by RZB's management board.

Retail Risk Management

The following tables show, broken down by region, the volume of loans to retail customers as of December 31, 2006 and June 30, 2007, and the relevant portion of non-performing loans and loan loss provisioning:

	June 30, 2007 (unaudited)		CE		CIS		SEE	
	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)
Retail—private individuals	13,420.1	82.5	5,019.9	78.4	3,666.6	87.1	4,733.6	83.7
Retail—small entities	2,844.4	17.5	1,380.3	21.6	541.0	12.9	923.1	16.3
Total	**16,264.5**	**100.0**	**6,400.2**	**100.0**	**4,207.6**	**100.0**	**5,656.7**	**100.0**
thereof non-performing loans	879.3	5.4	466.5	7.3	239.0	5.7	173.7	3.1
thereof individual loan loss provision	585.7	3.6	248.2	3.9	207.6	4.9	130.0	2.3
thereof portfolio based loan loss provision	376.0	2.3	96.0	1.5	218.0	5.2	62.0	1.1

	December 31, 2006 (audited)		CE		CIS		SEE	
	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)
Retail—private individuals	11,142.2	82.3	4,132.9	78.6	3,031.3	85.2	3,978.0	84.1
Retail—small entities	2,403.5	17.7	1,123.6	21.4	527.8	14.8	752.0	15.9
Total	**13,545.6**	**100.0**	**5,256.5**	**100.0**	**3,559.1**	**100.0**	**4,730.0**	**100.0**
thereof non-performing loans	321.0	2.4	152.1	2.9	90.8	2.6	78.1	1.7
thereof individual loan loss provision	211.0	1.6	58.3	1.1	93.6	2.6	59.0	1.2
thereof portfolio based loan loss provision	185.0	1.4	65.3	1.2	80.6	2.3	39.0	0.8

The emphasis of risk management in our retail business with personal banking customers and small entities lies on:

- development of infrastructure;
- support of profitable growth; and
- portfolio management.

In line with the continued strengthening of our retail segment in 2006, we began to enhance the risk management in retail banking and for the small entity customer group by implementing the following measures:

- Standardization: We implemented an approval process for new products in retail banking and improved the process for loans to small entities;
- Lending: We introduced scorecards in all countries and continue to increase the share of scored products/applications;
- Portfolio management in retail banking: We implemented a monthly review with each Network Bank and issued guidelines for credit risk provisioning; and
- Debt collection: We implemented a program for debtor management in three countries.

In 2006, we launched a comprehensive framework for retail risk management that divides various areas (for example organization, portfolio management, and fraud prevention) into three complexity levels and sets uniform standards for each. Every Network Bank's retail risk organization performed an evaluation of existing credit risk structures based on these standards. Moreover, they agreed on country- and area-specific personnel development plans with central risk management in Vienna. These development plans then formed a key element in the process of negotiating individual targets for retail risk managers in the Network Banks. The self-evaluation also provided a yardstick for the extent of support that the individual Network Banks received from the head office.

Several risk tools, guidelines, and procedures, in addition to the framework itself, were introduced. They included a standard stress test of a retail portfolio denominated in foreign currency or linked to a foreign currency, as well as detailed documentation for the formation and budgeting of provisions for personal banking customers and micro portfolios that supplements IAS 39 and Group financial statement handbook and contains clear guidelines. We also developed a comprehensive package for monitoring collection results and other collection tools and introduced them into the individual network units.

A further focus of retail risk management was the improvement of portfolio management. In order to identify and contain the main risks, a series of new and existing products were examined. At the same time, the profitability of those products and the underlying processes were thoroughly investigated. In the personal banking and micro areas, more than 40 application and behavior scoring models were developed or examined. Two verification analyses were conducted for the small entity valuation model.

Portfolio control and management was made mandatory at the segment and product levels. Reporting granularity for relatively large Network Units was increased significantly and the small entity portfolio reports were standardized. We introduced key performance indices based on the budget or on historical or expected developments. The actual-value deviations of the forecast models are currently being analyzed. Our goal is to make comprehensive instructions available to the individual Network Units. A universal rating grade was introduced in the private individuals and micro segments. It uses the same scaling as the risk evaluation system for corporate customers. Existing Basel II concept papers were examined and significantly expanded with a view to personal banking credit risk.

Market Risk

Market risk refers to fluctuations in interest rates, exchange rates, share prices and commodity prices. Market risk derives from trading in treasury and investment banking products for which prices are fixed daily, as well as from our more traditional banking business, such as loans.

Our market risk management encompasses the recognition, measurement, monitoring and management of market risk that results from our banking business on a group basis. We encounter market risk in both our trading and our non-trading activities (including interest rate positions, balance sheet structures and hedging positions).

Our market risk management follows the same approach as RZB, because we are treated as part of RZB Group for purposes of determining RZB Group's overall exposure to market risk for Austrian bank regulatory purposes. Guidelines and procedures for managing market risk are set out in the Treasury Rule Book, which is applicable to all units within our Group that take market risk. RZB's board member responsible for Global Treasury and Capital Markets sets global market risk limits for us based on the overall VaR limit set by RZB's managing board and our risk-taking capacity. VaR limits are apportioned to different books and markets on the basis of coordinated proposals by the relevant trading and local risk management units, as well as the Treasury Coordination and Risk Management Departments in RZB.

Individual market risk limits are determined based on the risk taking capacity of each individual Network Bank and based on the risk/return ratio of the respective portfolio. Market risk limits apply based on volume and position, as well as on sensitivity measures and stop loss strategies, depending on the type of products approved. These limits may be changed during the course of a year in response to various factors, including stress test results or market fluctuations, or if a Network Bank wishes to expand its trading activities. At each level of our market risk management, we attempt to satisfy the need for certain trading desks to have higher limits by shifting limits from one desk to another, rather than increasing the total limit for the relevant Network Bank. A detailed procedure must be followed before a new product is approved. During the approval process, local risk management is consulted concerning valuation and risk assessment.

Austrian banking regulations allow banks to calculate capital requirements for market risk using internal models, if the models fulfill certain qualitative and quantitative criteria to comply with the Basel Accords and the EU Capital Adequacy Directive. These criteria include independent risk management, on-site examinations by regulatory officials, regular stress tests and the application of standardized risk parameters. We use such a VaR model for internal purposes only. Capital requirements for our trading book are calculated according to the standardized model.

Value-at-Risk Analysis

Our Group-wide method for measuring market risk is based on a VaR approach. VaR is calculated using statistically expected changes in market parameters for a given holding period at a specified level of probability. Our self-developed internal model, which has been implemented on a Group-wide basis, takes into account relevant market risk-takers and units. Minor positions arise in some smaller subsidiaries which have no active trading and in newly acquired units for a limited period of time. These minor positions are not included in our internal model.

Our internal model is based on a variance co-variance approach and uses a 99% confidence level. The model assumes a 10-day holding period for purposes of internal risk management. We adjust our VaR model on an ongoing basis in response to developments in the financial markets and to changes in our risk management needs.

Risk parameters based on our VaR methodology are calculated by RZB Risk Controlling. RZB calculates market risk weekly, based on limit utilization reports from our local risk management units.

The reliability and accuracy of our internal VaR model is monitored by regular back-testing that compares the VaR amounts originally calculated for a period with the profits and losses actually generated during that period. Our VaR calculations are complimented by various stress tests to identify the potential impact of extreme market scenarios on the value of our trading portfolios. These stress scenarios simulate both exceptional movements in prices or rates and dramatic deteriorations in market correlations.

Market Risk Associated with Our Trading Book

Market risk resulting from our trading positions is limited compared to overall market risk. Our largest market risk exposures relate to currency risk in connection with the local currency denominated capital of our Network Units. Price risk does not play an important role in our trading books.

The following table presents risk figures (99% VaR, 10-day) for market risk in our trading books, by risk type:

2005	VaR as of December 31, 2005	Average VaR	Minimum VaR	Maximum VaR
	(in € millions, audited)			
Interest risk	3.7	2.4	1.6	3.7
Currency risk	36.9	30.9	17.2	55.1
Price risk	1.1	0.6	0.1	1.1

2006	VaR as of December 31, 2006	Average VaR	Minimum VaR	Maximum VaR
	(in € millions, audited)			
Interest risk	9.9	5.8	1.9	11.1
Currency risk	33.0	31.7	18.4	50.3
Price risk	1.5	2.0	0.4	5.6

Six months ended June 30, 2006	VaR as of June 30, 2006	Average VaR	Minimum VaR	Maximum VaR
	(in € millions, unaudited)			
Interest risk	5.7	4.3	1.9	8.8
Price risk	3.5	2.1	0.4	5.6
Currency risk	24.5	34.8	18.4	50.3
of which currency risk without capital position	1.3	1.2	0.4	2.6

Six months ended June 30, 2007	VaR as of June 30, 2007	Average VaR	Minimum VaR	Maximum VaR
	(in € millions, unaudited)			
Interest risk	7.8	9.3	7.8	11.4
Price risk	1.2	2.3	0.7	3.4
Currency risk	34.4	31.5	28.6	36.3
of which currency risk without capital position	1.1	0.9	0.5	1.6

Changing positions, market volatilities and correlations are reasons for a permanently changing risk profile. Limit utilization stayed within approved limits over the entire period.

Currency Risk

Apart from our exposure to foreign currencies which relates to the banking and trading activities in our Network Banks and which is managed by our local treasury departments, we are also exposed to foreign currency fluctuations on the Group level because of the fact that most of our Network Banks use local CEE currencies as their reporting currencies.

In order to minimize the effects of exchange rate fluctuations of the local currencies in CEE and of the U.S. dollar against the euro, we actively monitor these developments and partially hedge our exposure to these fluctuations by entering into currency hedging arrangements. Any decisions to enter into such arrangements are made centrally by the RI Group Asset/Liability Committee. The purpose of these hedging transactions is to reduce the currency effects on the capital invested in the various CEE countries in which we operate.

Asset/Liability Management

We utilize a matched fund transfer pricing system that distinguishes between the margins earned by our customer business and the profits from taking certain interest rate positions. The system is based on current market rates and is the basis for calculating the profitability of our profit centers and products, as well as our overall interest rate risk position.

Despite strong asset growth, our deposit base has been a relatively stable and reliable source of funding. Within our fund transfer pricing system, we monitor the average expected maturities for our deposits as well as for our variable interest rate loans to customers. Structural mismatches are reflected in the interest rate position of our Group and the result of the maturity transformation is shown in our net interest income.

We use the VaR method to measure market risk in our banking book in the same manner that we use it to calculate VaR in our trading book. Because of the increasing significance and complexity of our customer business, we supplement the VaR calculation with a regular analysis of net interest income at the local level. This analysis is based on simulations and scenarios that provide indications of net interest income volatility. These calculations take various factors into account, including business volume as of the reporting date, assumptions regarding new business, the sensitivity of demand for loans and deposits to changes in interest rates and general developments affecting margins in major market segments. The calculations enable us to identify risks in our regional customer business at an early stage. In addition to this dual view of the value and earning aspects of our banking book, we constantly focus on our data quality.

The following tables show our interest maturity gap arising from non-trading activities as of December 31, 2005 and 2006 and as of June 30, 2006 and 2007. The interest maturity gap is calculated as the difference between assets and liabilities that mature or reprice during a specified period. A positive interest maturity gap indicates that an increase in interest rates will reduce interest income over the specified period, while a negative interest maturity gap indicates than an increase in interest rates will increase net interest income.

Interest Maturity Gap As of December 31, 2005	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € millions audited)			
€	137.4	26.2	154.9	32.5
U.S.$	213.8	32.4	65.3	24.6
Other	251.1	65.4	531.7	(1.3)

Interest Maturity Gap As of December 31, 2006	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € millions audited)			
€	134.4	(50.7)	103.8	53.3
U.S.$	109.2	56.8	(26.8)	68.6
Other	27.7	285.8	354.7	41.6

Interest Maturity Gap As of June 30, 2006	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € millions, unaudited)			
€	(175.9)	115.9	125.3	51.4
U.S.$	(26.7)	3.5	100.4	40.1
Other	287.8	349.1	372.4	26.0

Interest Maturity Gap As of June 30, 2007	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € millions, unaudited)			
€	57.3	110.2	71.0	35.8
U.S.$	(150.7)	30.3	244.3	156.3
Other	512.7	678.7	782.4	156.9

The following tables show the hypothetical change in the present value of our banking book activities as of December 31, 2005 and 2006 and as of June 30, 2006 and 2007 in thousands of euro as a result of a parallel increase in interest rates of one basis-point:

Change in Present Value As of December 31, 2005	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € thousands audited)			
€	(11.5)	(7.1)	(52.3)	(20.8)
U.S.$	(15.2)	(4.3)	(18.3)	(13.7)
Other	(19.2)	(9.6)	(145.6)	(0.8)

Change in Present Value As of December 31, 2006	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € thousands, audited)			
€	(11.4)	12.2	(32.3)	(31.1)
U.S.$	(8.0)	(7.3)	7.3	(38.0)
Other	(0.9)	(35.1)	(86.7)	(19.7)

Change in Present Value As of June 30, 2006	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € thousands, unaudited)			
€	11.4	(16.4)	(37.3)	(28.4)
U.S.$	2.4	(1.7)	(26.2)	(20.0)
Other	(21.6)	(46.8)	(93.4)	(9.6)

Change in Present Value As of June 30, 2007	> 6-12 Mon	> 1-2 Yr	> 2-5 Yr	> 5 Yr
	(in € thousands, unaudited)			
€	(5.1)	(15.2)	(24.6)	(18.3)
U.S.$	13.7	(4.8)	(77.4)	(82.5)
Other	(37.8)	(93.3)	(208.3)	(75.6)

Liquidity Risk

Liquidity risk is the risk that an entity is unable to meet its current and future financial obligations in full or in good time. Liquidity risk arises from the risk that, for example, refinancing can only be obtained at very disadvantageous terms or is entirely impossible, assets can only be sold on short notice at a large discount, repayments in credit business are not made on time, or an unexpected claim is asserted on credit commitments or deposits are unexpectedly withdrawn on a large scale.

The tasks of managing liquidity risk and of ensuring our solvency at all times are performed both by Raiffeisen International and on a decentralized basis by the Network Banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis.

The following tables show the (cumulative) liquidity overhang for selected maturities including the balance sheet items and off-balance sheet transactions as of December 31, 2005 and 2006 and as of June 30, 2006 and 2007. Based on expert opinions and statistical analyses and including country-specific differences, cautious estimates of the liquidability of defined asset items and of the customer deposit base also flow into the calculation.

	December 31, 2005			December 31, 2006		
Maturity	**1 week**	**1 month**	**1 year**	**1 week**	**1 month**	**1 year**
	(in € millions, audited)					
Liquidity overhang	3,308	4,426	965	5,855	7,314	3,052
Liquidity ratio in per cent	1.48	1.4	1.05	1.71	1.67	1.11

	June 30, 2006			June 30, 2007		
Maturity	**1 week**	**1 month**	**1 year**	**1 week**	**1 month**	**1 year**
	(in € millions, unaudited)					
Liquidity overhang	5,254	6,671	3,359	4,446	5,587	(926)
Liquidity ratio in per cent	1.77	1.75	1.16	1.45	1.45	0.97

We manage our liquidity to ensure that sufficient liquidity is available to meet our commitments to customers, both in the demand for loans and the repayments of deposits and to satisfy our own cash flow needs.

In our approach to liquidity risk management, we attempt to avoid concentrations of our funding facilities, to observe our current liquidity situation, to identify new issues and to determine the pricing of our assets and credit business. We also have a liquidity policy in place that specifies our liquidity limits and includes liquidity contingency plans. These contingency plans describe the responsibilities and procedures to be taken if there is a liquidity crisis at a Network Bank. These measures include obtaining additional funding and using committed credit lines, as well as communicating with central bank authorities. To mitigate liquidity risk, the Network Banks use limits that require a positive short-term liquidity gap based on conservative assumptions for liquid asset positions and liability outflows. We maintain extensive liquid holdings of securities to ensure our liquidity in various currencies, prepare liquidity balances, and perform cash-flow forecasts at regular intervals.

In addition to medium- and long-term limits based on minimum liquidity ratios, we must comply with overnight liquidity limits and regulatory requirements in the various countries in which we operate. Liquidity limits must be approved by the RI Group Asset/Liability Committee. Our reports include assumptions on a going-concern principle, such as "stickiness" of deposits and "saleability" of assets. We report our liquidity situation to RZB on a weekly basis.

We have a stable and diversified funding base of customer deposits, our own issues of medium- and long-term debt securities, and short-term borrowing in the international markets.

Operational Risk

We define "operational risk" in accordance with the Basel II Capital Accords, as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. This definition includes legal risk, but excludes strategic and reputational risk. This definition of "operational risk" includes events such as losses from fraud, computer system failures, settlement errors and model errors or natural disasters. To classify this broad risk type, we use categories similar to those of Basel II, which provide a basis for

loss data collection and risk control. Operational risk is analyzed and managed on the basis of our historical loss data and the results of risk evaluations. We use the Standardized Approach according to Basel II to calculate regulatory capital for operational risk, which is based on gross income by business line.

Framework and Monitoring Systems

An effective monitoring process is essential to adequately managing operational risk. Regular monitoring activities help to quickly detect and correct deficiencies in the policies, processes and procedures for managing operational risk, which can substantially reduce the potential frequency and/or severity of a loss event.

In 2004, we began the collection of loss data, an assessment of operational risks and, in close cooperation with RZB, to map our business activities to the business lines of our Network Banks, as required by Basel II. In 2005, we started to develop and implement risk indicators. Since 2006 we have been using the RZB Group Software in collecting incident data. Further developments are currently done to cover also the risk assessment, key risk indicators and scenarios in one unified system. Generally, our goal is to use the intranet system that RZB is developing as a central communication platform for obtaining sector-specific information to senior management. We expect that this system will help us to comply efficiently with the requirement that we involve all decision-makers and divisions in the risk management process. In addition, the system will regularly provide RZB with data on operational risk to allow for a RZB Group-wide risk analysis. To further reduce operational risk we enhance staff training programs and work on the development of emergency plans and back-up systems. We are also applying the Six Sigma method to enhance business processes.

We are focused on the implementation of a process to regularly monitor our operational risk profiles and material exposures to operational losses. Our requirement of regular reporting information to senior management and to the Supervisory Board also supports the proactive management of operational risk, which the Basel II Committee has required in its Sound Practices paper.

Operational Risk Management Strategies

In analyzing and managing the operation of our Network Banks, we focus on the development of the following tools which can be used to identify and assess operational risks:

- collection of incident data;
- assessment of the risks in our operations and activities against a variety of potential operational vulnerabilities;
- increasing the use of risk indicators, statistics and metrics, in order to provide insight into our risk position; and
- enhanced risk calculation.

The establishment of an adequate organizational structure is central to the successful implementation of methods and tools for the management of operational risks. We have appointed operational risk controllers in all of our business units and subsidiaries who are responsible for supporting loss data collection efforts, providing user training, performing and facilitating risk assessments, maintaining quality control and delivering feedback for improvements of risk controls and key risk indicators. Local risk controllers are also responsible for suggesting measures to reduce, prevent or take out insurance against operational risks. In addition, the central Risk Controlling department of RZB determines operational risk management methods, measures and analyzes operational risks, develops and updates a rule book governing operational risk management and monitors developments in the Basel II process. It works in close cooperation with other central units including the internal audit, compliance and legal departments.

We have legal departments within each of our Network Banks focusing on legal issues regarding individual contracts and changes in current law and the judicial system.

We seek to minimize the operational risk associated with our communication, information and settlement processes through a number of measures concerning data security, confidentiality and integrity of stored data and access-authorization systems, as well as through staff training programs. In addition, we have developed back-up systems and emergency plans.

Settlement Risk

Settlement risk arises whenever the exchange of cash, securities or other assets is not simultaneous. It occurs when delivery of such assets has occurred but payment has not yet been made. Settlement risk can be seen as a type of credit risk but has a strong impact on liquidity risk and operational risk as well. Our trading activities may give rise to such risk at the time of settlement of those trades. We establish settlement limits for each counterparty in order to mitigate settlement risk and to avoid concentrations on a certain payment date. We monitor these settlement limits, as well as the cash payments that we receive, and compare them to the expected payments from trading activities on a timely basis in each of our subsidiaries.

For securities transactions, we mitigate settlement risk by closing transactions through a clearing agent that effectively acts as a stakeholder for both parties, only settling the trade once each party has fulfilled its obligations under the transaction. Such settlement is commonly termed delivery-versus-payment settlement.

The following chapter contains selected information on certain aspects of banking regulation in the countries we are operating in. The information in this chapter is intended to provide a brief overview of banking regulations to which we are subject and is not intended to provide a comprehensive or complete description of banking regulation and supervision in CEE.

Overview

The objective of banking regulation and supervision is to ensure that banks operate in a prudent manner and that they hold capital and reserves sufficient to support the risks arising in their business.

RI does not conduct banking operations itself, but holds participations in a number of banks and is part of the RZB Group. RI directly is subject to Austrian banking regulations only in a limited way. Our parent RZB is required to ensure that the activities of RZB Group and, therefore, of our Group comply with the Austrian banking regulation and supervision framework. In the countries in which we operate, our Network Banks are subject to a license requirement and are regulated and supervised by the respective local central banks and/or other regulatory authorities. As a result, we are subject to reporting requirements and controls in each of the jurisdictions in which we operate, in particular with respect to capital adequacy, loan loss reserves, asset concentrations, liquidity, deposit insurance, risk management, auditing and internal control. In addition, the banking regulation and supervision laws of most of the countries where we operate impose certain limitations on the activities of credit institutions. Such restrictions are mainly related to proposals to transfer significant ownership or controlling interests to other parties, to major acquisitions, investments or other financial flows and to the establishment of a local bank or branch office by a foreign bank, a subsidiary of a foreign bank group or a non-banking financial institution (subject to a supervisory authority), as well as to the type of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries.

Throughout the EU, the regulatory framework for banks is to a certain extent harmonized. This is a result of various EU legislation in the field of banking, in particular, in the legal form of directives. Directives are not directly applicable law within the EU member states ("EU Member States"), but must first be transposed into national law by the competent bodies of each Member State. In this regard, the EU Member States typically have a certain degree of flexibility, as the directives often establish only minimum requirements and often cover only specific regulatory aspects. As a consequence, also in areas in which directives have been enacted, the domestic laws of the various EU Member States may considerably differ from each other.

Another source of harmonization of banking laws within the EU and the CEE results from the recommendations of the Basel Committee on Banking Supervision with respect to minimum capital requirements for banks. These recommendations, which are commonly referred to as Basel Capital Standards (or "Basel I" and "Basel II"), have substantially been implemented in the EU legislation by means of directives. For information on the Basel I and Basel II and its implementation within the EU and our Group, see "—The Basel Capital Standards" and "—Implementation of Basel Capital Standards". The Basel Capital Standards have also been—to various degrees—a model for the national capital requirements within the non-EU countries in which our Group operates through its Network Banks.

Banking Regulation and Supervision in the European Union

RI is incorporated in Austria and operates through Network Banks in seven other EU Member States: Slovakia, the Czech Republic, Bulgaria, Romania, Slovenia, Poland and Hungary. Furthermore, Croatia, where we have established a Network Bank, is an official candidate to join the EU. The following subchapter gives a brief overview of banking regulatory rules in the EU, which are the legal framework for the national legislation and national regulatory authorities in the EU Member States in which the Group operates.

The centerpiece of EU Banking legislation are directive 2006/48/EC relating to the taking up and pursuit of the business of credit institutions and directive 2006/49/EC on the capital adequacy of investment firms and credit institutions (together also commonly referred to as Capital Requirements Directives). These directives replace predecessor directives of similar scope and codify a substantial part of the EU legislation dealing with the regulation of banks. By means of these and other directives within the EU a single banking market is created that is based on the following principles: (1) minimum harmonization in all EU Member States of the laws and

practices of banking supervision (2) the mutual recognition of a bank's national authorization(s) throughout the EU enabling a bank to establish branches and to provide services on a cross-border basis in other EU Member States by a single license and without additional authorization by such other EU Member States; (3) supervision of a bank primarily by the authorities and pursuant to the laws of the Member State in which the bank has been authorized, supported through a close cooperation with the other national supervisory authorities as well as supervision of banking groups and financial holding groups on a consolidated basis.

EU legislation has, among others, established minimum harmonization in the following areas:

- the requirements for the taking up and pursuit of the business of credit institutions, in particular the requirements for the authorization of new credit institutions and approval of qualifying holdings in credit institutions;
- the requirements for the rendering of banking services throughout the EU with or without setting up a branch (this concept is also commonly referred to as the European Passport);
- the relations with non-EU countries, in particular the treatment of subsidiaries of non-EU credit institutions;
- the principles and regulatory ("technical") instruments of prudential supervision of credit institutions and financial institutions, including the allocation of competences between the EU Member State authorities regarding authorization and supervision of credit institutions and financial institutions and the collaboration among the authorities of the EU Member States, the supervision on a consolidated basis, the regulatory minimum capital requirements including the capital charges for credit risk, market risk and operational risk (for a more detailed description of the minimum capital requirements, see "—The Basel Capital Standards" and "—Implementation of Basel Capital Standards", limits on large exposures and limits on investments in the non-financial sector;
- the preparation and publication of annual and consolidated accounts as well as the obligation of branches established in a Member State of credit institutions and financial institutions having their head offices outside that Member State regarding the publication of annual accounting documents;
- deposit guarantee schemes and investor compensation schemes;
- supplementary supervision of financial conglomerates covering different financial sectors;
- certain aspects of cross-border credit transfers and cross-border payments;
- the partial harmonization and recognition of reorganization and winding-up of credit institutions; and
- rules for the prevention of the financial system for the purpose of money laundering and terrorist financing, also taking into account the Recommendations of the Financial Action Task Force ("FATF").

European System of Central Banks

The European System of Central Banks is composed of the European Central Bank (ECB) and the national central banks of all 27 EU Member States.

The "Euro System" is the term used to refer to the European Central Bank and the national central banks of the EU Member States which have adopted the Euro as a single currency (also known as Eurozone). In accordance with the Treaty establishing the European Community and the Statute of the European System of Central Banks and of the European Central Bank, the primary objective of the Euro System is to maintain price stability, i.e. to control inflation. The basic tasks to be carried out by the Euro System are to define and implement the monetary policy of the Euro area, to contribute to the smooth implementation of policies pursued by the competent authorities relating to the prudential supervision of credit institutions and the stability of the financial systems, to conduct foreign exchange operations and to hold and manage the official foreign reserves of the Members States.

The national central banks assist the European Central Bank and are responsible for the implementation and execution of the directives and regulations of the European Central Bank. The ECB Regulation on the Application of Minimum Reserves (No. 1745/2005) requires credit institutions of EU Member States that have joined the European Economic and Monetary Union (EMU) to hold certain percentages of certain liabilities as minimum reserves in accounts with the national central banks.

The Basel Capital Standards

Overview

The Basel Committee on Banking Supervision provides a forum for regular consultation and cooperation between its member countries on matters relating to banking supervision. Its wider objective is to improve supervisory understanding and the quality of banking supervision worldwide. The Basel Committee on Banking Supervision does not possess any formal supranational supervisory powers. It recommends statements of best practice in the expectation that national and supranational authorities will take steps to implement them through detailed arrangements which are best suited to their own regulatory framework.

In July 1988 a capital measurement system commonly referred to as the Basel Capital Accord ("Basel I") was approved and released to banks. This system provided for a minimum capital standard for banks, introducing a minimum target ratio of a bank's capital to risk-weighted assets of 8%. The Basel I-standards have been introduced within the EU by means of directives. These directives stipulated minimum capital requirements to cover a bank's credit risk and market risk. The directives also harmonized the rules dealing with the question which balance sheet items constitute capital (*own funds* in the language of EU banking legislation) of a credit institution or investment firm.

In April 2003, the Basel Committee on Banking Supervision issued its Third Consultative Paper for a New Basel Capital Accord ("Basel II") to replace the Basel I-standards. On June 25, 2004, the Basel Committee on Banking Supervision approved, and one day later the central bank governors and the heads of bank supervisory authorities in the Group of Ten (G10) countries endorsed, the publication of the *International Convergence of Capital Measurement and Capital Standards: A Revised Framework*, which was updated by a revised version published on November 15, 2005 and a consolidated version. Basel II focuses on three key elements, or pillars: (i) minimum capital requirements, which enhance the measurement framework of Basel I, the first pillar; (ii) supervisory review of banks' capital adequacy, the second pillar; and (iii) market discipline through effective public disclosure to provide for sound banking practices, the third pillar. Basel II has the goal to substantially increase the risk sensitivity of the minimum capital requirements by closely aligning a bank's capital requirements with prevailing modern risk management practices.

Minimum Capital Requirements under Basel II (First Pillar)

The minimum capital requirement according to Basel II consists of separate capital requirements relating to credit risk and market risk and—in addition to Basel I—also requires operational risk to be covered by underlying capital. Every bank has to fulfill an overall capital ratio for credit risk, market risk and operational risk.

Credit risk relates to the possibility that a financial loss will occur due to a borrower's or counterparty's deteriorating creditworthiness and/or failure to meet its obligation. Market risk is the risk in connection with a change of market factors, in particular, regarding fluctuations in share prices, interest rates, exchange rates and commodity prices. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems and from external events, including legal risk, but excluding strategic and reputational risk.

To create a uniform and comparable basis for the computation of a bank's capital requirements, capital is categorized into Tier 1 capital (or core capital), Tier 2 capital (or supplementary) capital and Tier 3 capital. Core capital basically consists of (i) paid-up share capital and (ii) disclosed reserves. Tier 2 capital generally consists of (i) undisclosed reserves, (ii) asset revaluation reserves, (iii) general provisions/general loan/loss reserves, (iv) certain hybrid debt or equity instruments, and (v) subordinated debt. Under Basel I and Basel II, banks may—in the discretion of the national authorities—also use Tier 3 capital consisting of short-term subordinated debt to cover market risk.

Similar to the Basel I-accord, the overall capital ratio of banks under Basel II must be as follows:

$$\frac{\text{Regulatory capital (Tier 1 + Tier 2 + Tier 3)}}{\text{Sum of credit risk-weighted assets + (capital charges for market risk + operational risk) x 12.5}} \geq 8\%$$

For purposes of calculating the capital ratio, Tier 2 capital is limited to 100% of Tier 1 capital.

In addition, limitations exist for various forms of innovative Tier 1 capital, different forms of Tier 2 capital and Tier 3 capital.

Risk-weighting Methods

The main innovation of Basel II relates to improvements in risk measurement, i.e. the computation of the denominator of the capital ratio. Basel II introduces more risk-sensitive methods to determine the risk-weights of assets for computing the capital charges. Banks are given the option of using internal rating based approaches ("IRBAs") to determine the risk weights used for calculating risk-weighted assets, but may continue to use pre-determined risk weights similar, though more detailed than, to the Basel I "Standardized Approach"). Under the Standardized Approach, a limited number of risk weights (0%, 10%, 20%, 50%, 100% and 150%) is available. Such risk weights are not only dependent on the type of the relevant counterparties, but also on such counterparties' external ratings. For example, claims against another company are not necessarily risk-weighted at 100%, but may, dependent on the counterparties' external ratings, be risk-weighted at any of the available risk weights. However, fixed risk weights apply to unrated and certain other positions. In addition, the Basel II framework provides for two different types of IRBAs, the "Foundation IRBA" (also known as Basic IRBA) and the "Advanced IRBA", which are based on internal ratings determined and assigned by the relevant banks themselves. A bank may only use an IRBA with the prior approval of its regulator.

Under either type of IRBA, the relevant positions are assigned to certain categories. In a second step, the credit risk of all lenders of a category is determined upon the basis of the internal methods used by the bank for these purposes. Each type of an IRBA consists of calculation methods that base on, and combine, several factors: (1) the probability of default, (2) the percentage of losses in the case of a default (loss given default), (3) the remaining exposure upon a default (exposure at default), and (4) the term of the respective position (maturity). Under the Foundation IRBA, the bank needs to determine only the probability of default. The remaining parameters are determined and provided by the regulator. Under the Advanced IRBA, the above-mentioned four categories are further refined, and a bank using the Advanced IRBA may determine all four parameters by means of its internal rating systems. Finally, a bank may continue to apply the Standardized Approach for the risk-weighting of certain positions for a transitional period or indefinitely (so-called partial application) even after it was allowed to use an IRBA.

Under both the Standardized Approach and the IRBAs, banks may reduce the risk weight applicable to a certain position by using credit risk mitigation methods, and certain types of collateral such as cash, gold, bonds, notes, certain shares, real estate, receivables, etc., that—under certain conditions—are considered as mitigating credit risk and thus reducing capital requirements. Basel II extends the permissibility of risk mitigation techniques including the permissibility of netting, and introduces a detailed framework for the treatment of securitized transactions.

Banks fully or partially using IRBAs for the calculation of credit risk must maintain for the first years using IRBAs a further specified minimum floor of regulatory capital expressed as a certain percentage of the minimum amount of own funds that would have been required to be maintained during that period by the institution if calculated according to the provisions of Basel I.

Supervisory Review Process (Second Pillar)

The supervisory review process that constitutes the second pillar of Basel II recognizes the responsibility of bank management for developing internal capital assessment processes and setting targets consistent with the bank's risk profile and control environment. The supervisory review process is intended to ensure that banks do not only comply with the capital requirements set forth in the first pillar, but also improve on their risk monitoring and management techniques. The Basel II-accord requires banks to establish and implement comprehensive risk management procedures that are capable to reliably and sustainably determine the banks' adequate capitalization level in relation to their overall risk profile. A bank is therefore required to go beyond mere compliance with the requirements set forth in the first pillar, and it must also consider risks not or not fully covered therein. The risk identification and management procedures are subject to full evaluation and revision by the competent supervisory authorities, and such authorities are vested with the powers to take corrective action whenever they determine that the bank is not maintaining sufficient capital or does otherwise fail to establish and maintain adequate risk management procedures.

Market Discipline (Third Pillar)

Market discipline as the third pillar of Basel II is designed to complement the minimum capital requirements and the supervisory review process. The third pillar of Basel II is designed to improve the market's ability to access information relevant to the banks' risk exposure and capitalization. Therefore, it imposes on banks disclosure requirements with respect to the key subjects of the first and second pillar.

Implementation of Basel Capital Standards

Adoption of Basel-standards within the European Union and the ECC States

Basel I has been transformed into European law by means of several directives. These directives have been replaced in the course of the implementation of Basel II. Basel II has been transformed into European law by the so-called Capital Requirements Directives. They were adopted on June 14, 2006 and comprises directive 2006/48/EC and directive 2006/49/EC. The EU Member States had to transpose the Capital Requirements Directives into their respective national laws by January 1, 2007 with the new rules relating to credit risk, operational risk and market risk being mandatory from 2008 on. Our Network Banks operating in the EU Member States are and will be subject to the supervisory regime imposed by the Capital Requirements Directives.

In the countries in which our Network Banks are operative and that are not a EU Member State, the Capital Requirements Directives do not apply. Also the national laws of these countries provide for minimum capital requirements and have used Basel I—to various degrees—as a model for their national laws. These countries have so far not adopted national laws to implement the Basel II-standards, but most of them are expected to do so in the course of the next years.

Implementation of Basel II within RZB Group and the Network Banks

Within RZB Group a centralized project for the implementation of Basel II-standards coordinates and supports the local implementation efforts of RZB and our Network Banks in close cooperation with the various supervisory authorities to ensure full compliance with both the Austrian and the various local legal requirements.

RZB Group and our EU Network Units, as most of the EU-banks and groups of institutions, have decided to use their election right under the Capital Requirements Directives and the national banking laws, and to apply the new Basel II capital adequacy standards as of January 1, 2008. As of this date, RZB and all Network Banks will use the Standardized Approach for measuring risk-weighted assets. This is also true for the non-EU Network Banks that will on a stand-alone basis continue calculating the minimum capital requirements in accordance with their national laws, but for the RZB Group capital requirements on a consolidated basis, will report the relevant information in accordance with Austrian law and the Standardized Approach. Gradually, within RZB Group and our Network Units IRBA will also be implemented.

For this purpose RZB Group has divided our operations into four core regions:

Core 1 Austria, Czech Republic, Slovak Republic, Hungary, Poland
Core 2 Bulgaria, Romania, Croatia, Slovenia
Core 3 Serbia, Albania, Kosovo, Bosnia & Herzegovina
Core 4 Russia, Ukraine

RZB Group intends to apply for using the Foundation IRBA for computing the capital requirements on a consolidated basis beginning in the course of the second quarter of 2008. The application of RZB will only relate to the Network Banks, whereas the leasing subsidiaries of RZB shall permanently use the Standardized Approach (*permanent partial use*). The application for using the Foundation IRBA is intended to be filed with the Austrian Financial Market Authority (the *Finanzmarktaufsichtsbehörde*, "FMA") in October 2007. The approval procedure will also involve the national authorities competent for the supervision of banks of Hungary, Poland, Czech Republic, Slovak Republic, Slovenia, Romania and Bulgaria. Upon approval by the FMA, RZB Group may only use the Foundation IRBA for those Network Banks that have been admitted for using the Foundation IRBA. With respect to the Network Banks the necessary applications with the national regulators for use of IRBA and its implementation shall be effected in two steps. In a first step, it is intended that the Network Banks

apply for and introduce the Foundation IRBA with respect to non-retail customers. In a second step, the Network Banks shall apply for and implement the Advanced IRBA, but limited to the retail sector. In this context, non-retail customers comprise financial institutions, sovereigns, municipalities, corporates, and small and medium-sized companies with a turn-over of €1 million or more or an exposure of €100,000 or more, whereas retail comprises private individuals and all other customers that are not considered as non-retail customers. The timeline for the intended implementation of the different IRBAs depends on which core region the Network Bank belongs to.

The projected time plan for the different core regions is as follows:

	Standardized Approach	Foundation IRBA (Non-retail)	Advanced IRBA (Retail)
Core 1	January 1, 2008	April 1, 2008	January 1, 2009*
Core 2	January 1, 2008	April 1, 2009	January 1, 2012 (latest)
Core 3	January 1, 2008	January 1, 2011 (latest)	January 1, 2012 (latest)
Core 4	January 1, 2008	January 1, 2012 (latest)	January 1, 2012 (latest)

* The Network Bank in Poland intends to use the Advanced IRBA with respect to retail customers as of April 1, 2008.

RI Group is in the process of finalizing the adaptation of its existing IT systems in accordance with data requirements to fulfill Basel II requirements. All Basel II activities are producing uniform standards, harmonized methods and credit evaluation tools and will consequently ensure sophisticated, state-of-the-art regulatory risk management throughout RI Group.

Banking Regulation and Supervision in Austria

RI is a financial holding company (*Finanz-Holdinggesellschaft*) pursuant to the Austrian Banking Act (Bankwesengesetz; "BWG").

As financial holding companies are not credit institutions (banks) pursuant to the BWG, RI does not hold a banking license. However, financial holding companies together with their Austrian and foreign subsidiaries are generally subject to banking supervision as a group of credit institutions (*Kreditinstitutsgruppe*). RI is therefore covered by Austrian banking law as a financial holding company and is subject only to certain regulations, such as banking supervision on consolidated level, including maintenance of internal controls, and the implementation of adequate limits for banking risks with regard to RI's bank subsidiaries and financial institutions within the group. As long as RZB holds a majority participation or otherwise has a controlling influence on RI, RI and the Network Banks are not qualified as a separate banking group in accordance with the BWG, but for regulatory purposes are considered as an integral part of the RZB Group. Our majority shareholder and parent company, RZB, however, is a fully regulated and supervised Austrian credit institution which belongs to the Austrian Raiffeisen co-operative bank sector. The FMA supervises both the domestic and foreign activities of all Austrian banks and Austrian groups of banks, such as the RZB Group of which we are a part. As a result, RZB monitors our activities and imposes certain limits in various areas including, but not limited to (i) treasury and trading limits, (ii) country risk limits, (iii) large credit exposures, (iv) internal audit and (v) compliance issues.

General Overview

As in other continental European countries, Austria's banking system is comprised of a diverse array of financial institutions. Changes in overall economic conditions and the banking practice generally, and in Austrian banking law specifically, have contributed to an erosion of the original distinctions between the sectors. Today, commercial banks, savings banks and co-operative banks all engage in substantially similar businesses.

Regulation and Supervision

The Austrian banking system is regulated by a number of statutes and acts, most of which were enacted in order to implement EU Directives, including the Financial Market Supervision Act (*Finanzmarktaufsichtsgesetz*),

the Banking Act (*Bankwesengesetz*), the Securities Supervision Act (*Wertpapieraufsichtsgesetz*), which will be reinforced in November 2007 due to the implementation of Directive 2004/39/EC (Directive on markets in financial instruments—"MiFID"), the National Bank Act 1984 (*Nationalbankgesetz*), the Financial Conglomerates Act (*Finanzkonglomerategesetz*) and the Mortgage Bond Act 1927 (*Pfandbriefgesetz*), each as amended.

Financial Market Authority. The FMA is responsible for the supervision of banks, investment firms, insurance companies, securities exchanges, investment and pension funds and is assisted by the OeNB with respect to the supervision of credit institutions and of branches of foreign banks in Austria.

The Federal Minister of Finance exercises the supervision of the FMA to ensure that the FMA fulfils its statutory tasks, that it does not violate laws and regulations when carrying out its tasks and that it does not go beyond its scope of duties by gathering information from the FMA on all matters relating to financial market supervision.

The FMA is afforded an array of powers to regulate and supervise the Austrian banking system. These powers include the power to require the delivery of certain reports, to inspect banks, to require audits, and to appoint certain officers and advisers to assist in the discharge of regulatory and supervisory duties. The FMA may use its own auditors or the OeNB may be required by the FMA to perform an audit of an Austrian bank, including its branches and its representative offices, even outside Austria, or of a foreign bank operating in Austria. Any bank (Austrian or non-Austrian) operating in Austria which is subject to regulation and supervision by the FMA, and which is found not to be in compliance with Austrian legal requirements, may be subject to an order by the FMA if there is reason to doubt such bank's ability to fulfill its obligations to its customers. Through such an order, which may be effective for up to 18 months, the FMA may (i) prohibit withdrawals of capital or profits from the bank (in whole or in part), (ii) appoint a government commissioner authorized to prohibit all business which could be prejudicial to the safety of the interests of customers of the bank, (iii) prohibit further management of the bank by such bank's existing management board or (iv) prohibit (in whole or in part) further business of the bank.

State Commissioners (Staatskommissär). The BWG requires the Federal Minister of Finance to appoint a State Commissioner and a Deputy State Commissioner for each Austrian bank to assist in the supervision of banks which have more than €375 million in total assets. The role of the State Commissioner is to ensure that no decisions are made during shareholders' and supervisory board meetings which, in their view, violate federal laws, regulations or orders by authorities (*Bescheide*).

Austrian National Bank (Oesterreichische Nationalbank). The OeNB is the central bank of Austria. As a member of the European System of Central Banks, it assists the ECB. In addition to its functions as the central bank and as an institution within the European System of Central Banks, the OeNB reviews reports filed by banks and makes recommendations to the Ministry of Finance and the FMA. The OeNB continuously evaluates the status of Austrian banks as part of the banking supervision regime provided for in the BWG.

Minimum Reserves. As of January 1, 1999, all banks incorporated in a state which is participating in the third stage of the European Economic and Monetary Union ("EMU") are obliged to maintain minimum reserves for liabilities in all currencies of EMU participating member states. These minimum reserve requirements apply to the following liabilities: (i) deposits, (ii) debt securities issued, and (iii) money market paper. Certain exemptions exist. Required reserve ratios are generally 2%, except for deposits with agreed maturity over two years, deposits redeemable at notice over two years, repos and debt securities issued with maturity over two years. For these deposits no reserve ratio applies. If a bank does not meet the minimum reserve requirements, fines or interest penalties may be imposed.

Austrian Banking Regulation

As RI is not a bank, but a financial holding company, the Austrian Banking Act of 1993, as amended, applies to us only in a limited way. However, our parent company RZB as a bank, as well as RZB Group as a group of banks are fully governed by the Austrian Banking Act. As part of RZB Group, we are subject to rules relating to the following: the accounting for asset and liability items as well as positions of the profit and loss account, off-balance sheet transactions, special off-balance sheet financial transactions, own funds, large exposures including major loans, qualifying participations, the annual financial statement including notes on the

accounts and annual report, register of large exposures and comparable facilities abroad, foreign exchange positions, and positions that are included in the consolidation of capital, liquidity, interest rate, securities risk. The rules on these items directly apply only to the RZB Group, however, for comparison purposes, certain ratios and figures are also calculated as if we were a group of banks under Austrian law. As we are part of the RZB Group, all our results and financial calculations are reflected in RZB's ratios and reports which are described below.

The BWG sets forth, inter alia, the following requirements for banks and, in particular, group of banks falling in its scope:

Regular Reports. Austrian banks and banks operating in Austria are required to file certain reports with the FMA, including regular monthly and quarterly reports. In addition, reports on hidden reserves and credit in excess of certain amounts, if in existence, must also be filed. The form of such reports is determined by an implementing ordinance. All reports are provided to the OeNB which reviews them and provides to the FMA an opinion as to whether the regulations on solvency, Qualifying Capital (as defined below), liquidity, open foreign currency positions, large exposures and participations have been observed. The reporting requirement is not directly applicable to us, but to our parent company RZB.

Capital Adequacy. The Austrian risk-based capital adequacy rules are based on EU law (see "—Banking Regulation and Supervision in the European Union"). Each bank must maintain a ratio (the "Solvency Ratio") of at least 8% of the assessment basis for the credit risk. The Solvency Ratio is the ratio of Qualifying Capital to risk-adjusted assets and certain off balance sheet items. Further, operational risk as well as market risk needs to be evaluated due to Basel II-provisions. The descriptions of certain selected aspects of local banking regulations of our Network Banks and the countries we are operating in will include a description of this requirement for each respective jurisdiction.

For purposes of calculation of the Solvency Ratio, the BWG defines "Qualifying Capital" ("Own Funds"—*Eigenmittel*) as consisting principally of (i) paid-in capital, (ii) disclosed reserves, (iii) funds for general bank risks, (iv) supplementary capital, (v) hidden reserves, (vi) participation capital, (vii) subordinated capital, (viii) revaluation reserves, (ix) the commitments of members of co-operative banks to make additional contributions quantified in relation to their shareholdings, (x) short-term subordinated capital, (xi) surplus of value adjustments and provisions for exposure over expected loss amount if calculated on the Internal Ratings Based Approach ("IRB") and (xi), only for the purpose of supervision on a consolidated basis, hybrid capital. In computing Qualifying Capital, certain losses, certain intangible assets and certain investments in banks or financial institutions are required to be deducted from Qualifying Capital.

Basically, "Core Capital" consists of (i) paid-in capital, (ii) disclosed reserves and (iii) funds for general bank risks, less losses and intangible assets. The BWG requires that the aggregate amount of the elements comprising Qualifying Capital, other than those elements which are part of Core Capital must not exceed the Core Capital. In addition, the sum of subordinated debt may not exceed 50 % of the Core Capital. Core Capital reflects a concept similar to "Tier 1 Capital" and Qualifying Capital (other than Core Capital) reflects a concept similar to "Tier 2 Capital". As a complementary measure, short-term subordinated capital will be accepted as part of Own Funds (short-term subordinated capital is commonly referred to as "Tier 3 Capital").

Liquidity. Banks must prepare the annual financial statements and a liquidity and cash flow position plan. Such liquidity plan must set forth an agenda enabling the bank to react to possible disparities between incoming and outgoing payments and to changes in market conditions. The terms of claims and obligations of each bank must be structured to provide for changing interest rates and maturity trends. In addition to these general regulations, banks are required to retain minimum liquid resources and to submit a detailed calculation plan for the foregoing.

Large Exposures. Assets and off-balance sheet items with regard to a single client or group of related clients exceeding 10% of a bank's Qualifying Capital constitute a "large exposure" within the meaning of the BWG. A large exposure can only be maintained with the prior explicit consent of the supervisory board of the bank; however, no single large exposure may exceed 25% of the Qualifying Capital of a bank on a risk-weighted basis. Moreover, no large exposure may exceed 20% on a risk-weighted basis if it is made to the parent company or a subsidiary of the parent or the bank. A bank's aggregated large exposure may not exceed 800% of its Qualifying Capital on a risk-weighted basis.

Participations. A "qualified participation" within the meaning of the BWG is a holding by a bank, whether direct or indirect, of at least 10% of the capital or voting rights of a company. The possibility of exercising a significant influence over the management of a company may also cause a company to be deemed to be a qualified participation of the bank. Qualified participations in non-banks may not be held by a bank or a group of banks if the book value of the qualified participation exceeds 15% of the Qualifying Capital of such bank or group. Moreover, the entire book value of qualified participations may not exceed 60% of the Qualifying Capital of a bank or a group of banks. The rules on qualified participations are not directly applicable to RI, which is not a bank. However, these rules have to be adhered to by RZB and by the RZB Group.

Local Banking Regulation and Supervision

Introduction

In addition to the indirect effects of Austrian banking regulation and supervision to our business, each of our Network Banks must fully comply with the local rules and regulations. In the EU member states such rules and regulations were enacted in implementation of EU Directives. In certain other countries, including those which are expected to become members of the EU, local banking regulation and supervision are to a large extent consistent. EU Directives give a general guidance for banking regulation. Our Network Banks hold banking licenses in each relevant country and are regulated and supervised by local bank regulators.

Central Europe

Banking Regulation and Supervision in the Czech Republic

The National Bank of the Czech Republic. The regulatory powers and supervision activities in the banking sector are exercised by the Czech National Bank ("CNB") as the central bank. CNB may impose penalties and other remedial measures including forced administration. In addition, the CNB is also a supervisor of the sectors of the financial services industry such as the capital market and insurance industry.

Monetary Policies. The CNB is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate is 3% per year until the country's accession to the euro zone.

Capital Adequacy. In line with European law, the ratio of a bank's own funds to risk weighted assets ("Minimum Capital Adequacy Ratio") is 8%. The CNB may impose remedies if the capital adequacy ratio of a bank falls below two thirds of the statutory minimum. If the capital adequacy ratio falls bellow one third of the statutory minimum, the CNB is obliged to withdraw the bank license.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the CNB according to the minimum reserve requirements. Minimum reserves have to be 2% of the following liabilities (with the exception of repo liabilities) with a maturity of up to two years vis-à-vis all clients ("clients" include all entities other than banks): (a) client deposits, (b) loans accepted from clients, (c) clients' holdings of non-marketable securities issued, and (d) clients' holdings of other debt securities issued.

Large Exposures. Generally, the net exposure of a bank in relation to a single client or a group of related clients must not exceed 25% of the aggregate of the bank's initial and additional capital less deductible items, all as defined in the CNB's regulation no. 123/2007 Coll. ("Adjusted Capital"). In relation to persons or entities to which the bank has a special relationship or in which the bank holds a qualified participation, the net exposure of a bank must not exceed 20% of the Adjusted Capital. The total net exposure, in relation to all single clients or a group of related clients for which the net exposure individually exceeds 10%, must not exceed 800% of the Adjusted Capital.

Participations. The prior approval of the CNB is required for the acquisition of a participation in a bank or its increase to 20%, 33% or 50% of the bank's share capital or voting rights. This also applies to an entity who establishes its control in a bank. The decrease of a participation in a bank which, prior to the decrease amounted to at least 50%, 33%, 20% or 10% of the bank's share capital or voting rights below these thresholds must be notified to CNB. The CNB must also be notified if a controlling entity ceases to have a control in a bank.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited by the lesser of 90% of the insured deposit or the equivalent of €25,000. Branches of foreign banks may participate in the insurance scheme on a voluntary basis, provided they prove satisfactory deposit insurance in their home country.

Banking Regulation and Supervision in Hungary

The National Bank of Hungary. The regulatory powers and central bank supervision activities in the banking sector are exercised by the National Bank of Hungary ("NBH") as the central bank. The NBH determines and enforces Hungary's monetary policy. The power of supervision, controlling and disposal concerning financial services and capital market activity is exercised to a significant extent by the State Financial Institutions Commission ("SFIC"). The NBH has only authority over the authorization and control of several activities auxiliary to financial services, together with the consultation power concerning the authorization of several financial services falling within the competence of the SFIC. The financial institution shall provide data for and make notifications to the NBH in a defined scope. The NBH shall take measures and initiate disciplinary, offence, civil, criminal and other enforcement procedures against financial institutions breaching the legal provisions.

Monetary Policies. The chief objective of the NBH is to achieve and maintain price stability, and without endangering this objective, the NBH supports the economic policy of the government using instruments of monetary control.

In the interest of achieving and maintaining price stability, the NBH influences supply and demand on factors of money and credit. The government and the NBH set, with effect from 2007, an average 3% rise in consumer prices as a medium-term inflation target consistent with price stability.

Capital Adequacy. A credit institution for the purpose of maintaining solvency and the ability to fulfill liabilities must have a solvency margin ensuring at all times the cover of the risk of its activities is at least in the amount of:

- 8% of the crediting risk, the capital requirement of the attenuation risks and partner risks;
- the capital requirement of the position and large exposures registered in the trading book;
- the capital requirement of the market risks to the sake of exchange rate and ware risks;
- the capital requirement of operating risks.

In addition, the solvency margin may not be less than the minimum required amount of the subscribed capital. The SFIC may prescribe a limited additional capital requirement.

Minimum reserves. Banks (including branches of foreign banks) shall deposit an amount with the NBH according to the minimum reserve requirements. Required reserve bases are: deposits and loans received, debt securities, and repos, including gold-in-custody and delivery repos, sell/buy-back agreements on securities/gold and lending in exchange of cash.

A reserve ratio of 0% shall be applied to the following categories: deposits received with remaining maturity over two years, loans received with remaining maturity over two years, debt securities issued with agreed maturity over two years, and repos (as defined above in "Minimum Reserves").

A reserve ratio of 5% shall be applied to all other liabilities included in the required reserve base that are not included in the category above, in particular to: deposits received with remaining maturity not exceeding two years, loans received with remaining maturity not exceeding two years, and debt securities issued with agreed maturity not exceeding two years.

Large Exposures: As a large exposure is one in which the value of the exposure to a single client or group of connected clients is equal to or exceeds 10% of the own solvency margin of the credit institution. The amount of this exposure may not exceed 25% of the credit institution's solvency margin. The total amount of all taken large exposures may not exceed the eightfold amount of the solvency margin.

Participations. The prior approval of the SFIC is required for the acquisition of qualifying participation in a bank or its increase to 15%, 33%, 50% or 75% of the bank's voting rights. The reduction of qualifying participation falls below the thresholds stated above.

Deposit Insurance. The banks are required to make annual contribution to the National Deposit Insurance Fund. The fund shall compensate persons entitled to compensation for the principal and interest on frozen deposits up to a maximum amount of six million forints per person and per credit institution.

Banking Regulation and Supervision in Poland

The regulatory powers and supervision activities in the banking sector are exercised by the Polish Commission for Banking Supervision (the "Commission"). The Commission is responsible for supervising the operations of banks. The executive agency of the Commission, which implements and coordinates the performance of the Commission's decisions and the tasks it sets out, is the General Inspectorate of Banking Supervision, which is organizationally autonomous within the structure of the National Bank of Poland ("NBP"). Under Article 25.2 of the Act on the National Bank of Poland, the responsibilities of the Commission include, in particular:

- setting out principles for the conduct of banking activity that ensure the safety of the funds held by bank customers;
- supervising the compliance of the banks with their statutes, articles of association and other legal regulations, and also with the mandatory financial standards;
- performing periodic assessments of the financial condition of the banks and presenting these to the Monetary Policy Council ("MPC"), and evaluating the impact of monetary, tax and supervisory policies on the development of the banks; and
- giving its opinion on the organizational structure of banking supervision and establishing procedures for the performance of such supervision.

The Commission may impose financial penalties and other remedial measures including forced administration.

Monetary Policies. The MPC draws up annual monetary policy guidelines in order to ensure low inflation and sustainable economic growth and submits these to the Sejm (the Lower House of the Polish Parliament) for its information. These guidelines are submitted together with the draft budget submitted by the Council of Ministers. The MPC also reports to the Sejm on the performance of the monetary policy guidelines, sets NBP base interest rates, determines the procedures governing the reserve requirement and sets the reserve ratio. For year 2007 the MPC set the inflation rate target at 2.5% on a rolling basis.

Capital Adequacy. Article 128 of the Polish Banking Act, each bank conducting activity in Poland is obliged to maintain a capital adequacy ratio of at least 8%. The Commission may impose remedies if the capital adequacy ratio of a bank falls below the statutory minimum of 8%.

Minimum Reserves. Under Article 38 of the Act on the National Bank of Poland banks (including branches of foreign banks) must deposit a certain amount with the National Bank of Poland according to the minimum reserve requirements. The required reserves are 3.5% of the total, expressed in PLN, of:

- the PLN and foreign currency funds held in bank accounts;
- funds obtained from the sale of securities;
- other repayable funds taken by a bank (except for funds taken from another domestic bank);
- funds taken from a foreign bank pursuant to contracts concluded before the Act on the National Bank; of Poland entered into force
- funds taken from abroad for a period of at least two years; and
- funds received, pursuant to the contracts on maintaining individual pension accounts.

The minimum reserve carries the interest rate of 0.9 times the NBP rediscount rate.

Exposure Concentration, Large Exposures. The net exposure of a bank in relation to a single client or a group of clients linked by equity or management, must not exceed the exposure concentration limit of:

- 20% of the bank's own funds for the bank's exposure towards a single client, or a group of clients linked by equity or management, if any such client is the bank's parent or subsidiary undertaking, or a subsidiary undertaking of a parent undertaking of the bank; and
- 25% of the bank's own funds for the bank's exposure towards a single client, or a group of clients linked by equity or management, if such entities are not linked to the bank in the above-mentioned manner.

The aggregate net exposure, in relation to all persons and entities for which the net exposure individually exceeds 10% of the bank's own funds (large exposure), must not exceed the large exposures limit, which is 800% of the bank's own funds.

The bank's own funds are precisely defined in Article 127 of Polish Banking Act.

Participations. The prior approval of the Commission is required for the acquisition of shares in a bank or its increase to levels giving it over 10%, 20%, 25%, 33%, 50%, 66% or 75% of the votes at the bank's general meeting. The Commission must be notified of any reduction of a shareholding in a bank, which prior to the reduction had at least 10%, 20%, 25%, 33%, 50%, 66% or 75% of the votes at the bank's general meeting.

Deposit Insurance. Banks are required to make annual contributions to the Bank Guarantee Fund. If a bank becomes insolvent, the guaranteed reimbursement to a single client is limited to €20,350, that is 100% of the deposit up to the amount of €1,000 and 90% of the amount of a deposit between €1,000 and €22,500.

Banking Regulation and Supervision in Slovakia

The National Bank of Slovakia. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Slovakia ("NBS"). NBS may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial service industry such as oversight over the capital market and insurance industry are currently regulated and supervised by NBS, as well.

Monetary Policies. The NBS is required to pursue a policy of low inflation and to support the government's policy of sustainable economic growth. The target inflation rate for 2006 was 2.5% and for 2007-2008 is 2%.

Capital Adequacy (Adequacy of Own Funds of Financing). A bank is obliged to maintain its own funds of financing at least at the level of its registered capital (the minimum registered capital of a bank is SKK 500,000,000; if a bank undertakes mortgage transactions, the minimum registered capital may not be less than SKK 1,000,000,000). In the event a bank's own funds of financing are below the required threshold but above 50% of the threshold, the NBS is entitled to impose a penalty of SKK 100,000 up to SKK 10,000,000 and eventually up to SKK 20,000,000 should the bank's misconduct be considered as repeated. If a bank does not meet the own funds of financing requirements by more than 50%, NBS must issue a forced administration order. If a bank's own funds of financing fall below 25% of the required threshold, NBS must revoke such bank's banking licence.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBS according to the minimum reserve requirements. Minimum Reserves have to be at least 2%. The basis for the obligatory minimum reserves is the sum of the following obligations: (i) term deposits, demand deposits, and accepted loans in the Slovak Crowns and foreign currencies, (ii) deposits and accepted loans with a notice period in the Slovak Crowns and foreign currencies, (iii) emitted debt securities in the Slovak Crowns and foreign currencies except for mortgage bonds.

Large Exposures. The sum of large asset exposures of a Slovakian bank may not exceed 800% of its own funds. A large asset exposure is legally defined as the asset exposure to one person or a group of economically connected persons that is equal to or higher than 10% of its own funds (excluding those of other members of a consolidated or a sub-consolidated unit).

Participations. Prior approval of the NBS is required to acquire or to exceed a share in the bank's registered share or voting rights of 5%, 10%, 20%, 33%, 50% or 66%, in one or a series of operations directly or through concerted action. Prior approval is required for, for example, mergers or de-mergers of a bank, the reduction of a bank's registered capital (unless the reduction is due to loss), the dissolution of a bank, the sale of a bank, a branch office of a foreign bank, or parts thereof.

Deposit Protection. The banks are required to make annual contributions to the Deposit Protection Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited by the lesser of 90% of the insured deposit.

Banking Regulation and Supervision in Slovenia

The National Bank of Slovenia. The regulatory powers and supervision activities in the banking sector are exercised by the Bank of Slovenia ("BS") as the central bank. BS may impose penalties and other remedial measures including forced administration.

Monetary Policies. The BS is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. The BS may under certain circumstances (in particular due to the specific nature, type and scope of services performed and any specific risks involved therewith) require a higher capital adequacy ratio.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the BS according to the minimum requirements. Minimum reserves currently have to be 2% of domestic and foreign liabilities with a maturity to 2 years is applied.

Large Exposures. Generally, the net exposure of a bank in relation to a single client or group of clients may not exceed 25% of the bank's capital. The sum of large exposures may not exceed 800% of the bank's capital.

Participations. The prior approval of the BS is required for the acquisition of a qualified majority, directly or indirectly, in a commercial bank. A qualified participation is defined as a share of at least 10% of the share capital, at least 10% of the voting rights, or a share or voting rights of less than 10% if they entitle or enable or allow the exercise of a considerable influence on the management of the bank. Should such entity wish to increase its share or voting rights to 20%, 33% or 50%, it must obtain a prior approval of the BS for each such increase of shares or voting rights respectively.

Deposit Insurance. The banks are required to invest an aggregate amount in the value of 2.5% of guaranteed deposits in bonds issued by the BS or the Republic of Slovenia, or any further bonds issued by issuers with a rating of at least BBB (Fitch, Standard & Poor's) or Baa2 (Moody's). If a bank defaults on its obligations, each deposit is guaranteed until a certain threshold, defined as "guaranteed deposits". A minimum amount of €22,000 shall be returned to each depositor (unless the total deposit is less).

Southeastern Europe

Banking Regulation and Supervision in Albania

The Central Bank of Albania. The regulatory powers and supervision activities in the banking sector are exercised by the Bank of Albania ("BoA") as the central bank. BoA may impose penalties and other remedial measures including conservatorship and receivership. The supervision of other sectors of the financial services industry, such as oversight over the capital markets and insurance industry, are currently regulated and supervised by the Albanian Financial Supervision Authority.

Monetary Policies. The BoA is required to achieve and maintain price stability through adoption and execution of the monetary policy, the development of marked-based foreign exchange system, the internal financial market and the payment system. The inflation rate target is 3%, plus/minus 1%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is not less than 8%. Non-compliance with the capital adequacy ratio entitles the BoA to apply penalties up to the revocation of the banking license.

Minimum Reserves. Banks (including the branches of foreign banks) must deposit a certain amount with the BoA according to the minimum reserve requirements. Minimum Reserves shall not exceed the equivalent of 20% of the aggregate amount of a bank's money deposits or liabilities.

Large Exposures. A bank's exposure towards one person shall not exceed 20% of the bank's regulatory capital. A bank's exposure towards one related person shall not exceed 10% of the bank's regulatory capital. The ratio of large exposure considered all together shall not exceed 700% of the bank's regulatory capital.

Participations. The prior approval of the BoA is required for the acquisition of 10% or more direct or indirect interest in the capital or voting rights in a bank and for the investment of 15% of bank's regulatory capital in the capital of a commercial entity.

Deposit Insurance. According the deposits held at a bank shall be insured by the Albanian Deposit Insurance Agency. The bank should pay an annual deposit insurance premium to the Agency, which shall be payable in quarterly installments. The Agency shall pay compensation for insured deposits held with a bank only when the BoA decides that the bank must be liquidated. Compensation for insured deposits shall be:

- for deposits of 350,000 ALL or less, the amount of compensation shall be equivalent to 100 percent of the deposit;
- for deposits of more than 350,000 ALL but not more than 700,000 ALL, the amount of compensation shall be the sum of 350,000 ALL and the equivalent of 85% of the amounts whereby the deposit exceeds 350,000 ALL;
- for deposits of more than 700,000 ALL, the amount of compensation shall be 647,500 ALL.

Banking Regulation and Supervision in the Bosnia & Herzegovina

The Central Bank of Bosnia & Herzegovina. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Bosnia & Herzegovina ("Central Bank") and two respective banking agencies established at the level of Bosnia & Herzegovina entities (Federation of Bosnia & Herzegovina and Republika Srpska). The respective banking agencies may impose penalties and other remedial measures including forced administration. Currently, the merger of both agencies to one single department within the Central Bank is being discussed.

Monetary Policies. The Central Bank is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. After the expressed inflation pressure in 2006, in the first quarter of 2007, the inflation rate is lower than 2%, which is in line with the inflation from previous years. *(Source: Central Bank Bulletin 1 from March 2007)*

Capital Adequacy. The Laws on Banks of the Federation of Bosnia & Herzegovina and of the Republika Srpska each stipulate that the Minimum Capital Adequacy Ratio is 12%.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the Central Bank according to the minimum reserve requirements. Minimum Reserves have to be 15% of the deposits and borrowed funds regardless of the currency which the funds are denominated in.

Large Exposures. Outstanding principal amount of all credit from a bank to a single borrower or a group of related borrowers may not exceed the equivalent of 40% of the bank's core capital. This limitation is subject to the following further conditions and qualifications:

1. The maximum amount of unsecured credit to a single borrower or a group of related borrowers may not exceed the equivalent of 5% of the bank's core capital;
2. any amount of credit to a single borrower or a group of related borrowers exceeding the equivalent of 25% of the bank's core capital must be fully secured by readily marketable collateral whose good quality, as determined by reliable and continuously available price quotations, exceeds the amount of such credit.

Large credit exposures means credit to a single borrower or group of related borrowers amounting to more than the equivalent of 15% of the bank's core capital. The bank's total aggregate outstanding principal amount of all large credit exposures may not exceed the equivalent of 300% of the bank's core capital. With respect to the individuals related to the bank, the regulations provide that the bank's exposure to a single person related to the bank may be up to 15 of the bank's regulatory capital.

Two or more borrowers shall be considered to be a "group of related borrowers" where their mutual relationships make it likely that exposure to this group presents a unified exposure of the bank to credit risk. The Federal Banking Agency shall prescribe via regulation further conditions under which theses circumstances shall be deemed to exist.

Participations. The prior approval of the Federal Banking Agency is required for the acquisition of a participation in a bank or its increase to 10%, 33%, 50% or 66.7% of such bank's capital or voting rights.

Deposit Insurance. Banks are required to make monthly contributions to the Deposit Insurance Agency of Bosnia & Herzegovina. If a bank defaults on its obligations, the reimbursement to a single client is limited to KM 7,500.

Banking Regulation and Supervision in Bulgaria

The National Bank of Republic of Bulgaria. The regulatory powers and supervision activities in the banking sector are exercised by the Bulgarian National Bank ("BNB"). BNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as regulation of investment intermediaries and issuers of securities are currently regulated by the Financial Supervision Commission ("FSC").

Monetary Policies. The BNB is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2008 is not to exceed 3.70%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. In addition a bank's capital may not fall below BGN 10,000,000.

Minimum Reserves. Banks must deposit a certain amount with the BNB according to the minimum reserve requirements. As of September 1, 2007 the Minimum Reserves have to be 12% of all attracted funds excluding funds from local banks, funds attracted through foreign branches of local banks, as well as other funds specified in Ordinance No. 21 on the Minimum Required reserves Maintained with the BNB by Banks.

Large Exposures. The legal lending limit for the Bulgarian banks (the net exposure in relation to a single client or a group of related clients) is limited to 25% of the bank's capital. The total of all large exposures of one bank may not exceed 800% of the bank's capital. A large exposure is legally defined as the asset exposure to one person or a group of economically related persons that is equal to or higher than 10% of bank's capital.

Participations. Prior written approval of the BNB is required for the acquisition (direct or indirect) by one person (an individual or a legal entity) or by related parties, of a qualified holding, or where as a result of such acquisition such person's participation in the bank's share capital reaches or exceeds the thresholds of respectively 20%, 33%, 50%, 66%, 75% or 100% of the bank's voting shares. Qualified holding means that one person holds directly or indirectly 10% or more of the capital or the voting rights in the general meeting of shareholders or where the holding of shares in the capital or the voting rights in the general meeting of shareholders makes it possible to exercise a significant influence over the management of the undertaking. Prior approval of the BNB is required also whenever a bank becomes a subsidiary.

An approval from the BNB is also required where the thresholds of 20%, 33%, 50%, 66%, 75% or 100% would be reached or exceeded as a result of arising relation between shareholders of a bank or as a result of legal succession.

An approval of the BNB must furthermore be held by any shareholder who or which, upon participation in an increase of a bank's capital by means of shareholders' funds or through conversion of debentures into shares, acquires or retains a holding equal to or exceeding the thresholds of 20%, 33%, 50%, 66%, 75% or 100% of the voting shares in the increased capital.

Prior approval of the BNB is also required in other cases, including but not limited to: opening of branches abroad; reorganization of the bank; change of the bank's trade name stated in the banking license; carrying out banking transactions beyond the scope of the banking license; capital increase with in-kind contribution; redemption of shares; decrease of the bank's capital; establishment or acquisition of control over a foreign bank.

Where any person acquires 3% or more of the voting shares in a bank licensed in the Republic of Bulgaria, the Central Depository of Securities shall notify the BNB of the name/business name and address/registered office of the said person within seven days after entry of the acquisition into the shareholders' book.

Any individual or legal entity intending to transfer, whether directly or indirectly, its qualifying holding in a bank licensed in the Republic of Bulgaria or to reduce its qualifying holding so that its shares would fall below 20%, 33%, 50%, 66%, 75% or 100% of the capital, shall inform the BNB about the amount of the participating interest held thereby before the transfer and the amount of the participating interest to be held thereby after the transfer.

Deposit Insurance. Under the Bank Deposits Guarantee Act the commercial banks are obliged to make annual contributions to the Fund in the amount of 0.5% of the total deposit base for the preceding year on an average daily basis. The depositor is entitled to compensation for the full amount of the deposits of one depositor in one bank, regardless the number and amount of the deposits, up to the maximum amount of BGN 40,000.

Banking Regulation and Supervision in Croatia

The Croatian National Bank. The regulatory powers and supervision activities in the banking sector are exercised by the Croatian National Bank ("CrNB"). CrNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital market is currently regulated and supervised by other authorities including the Croatian Financial Services Authority ("HANFA").

Monetary Policies. The CrNB is required to pursue a policy of low inflation. The expected inflation rate for 2007, as announced by the CrNB in December 2006, is 3.2%. Economists expect it to be not higher than 2.5%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 10%.

Minimum Reserves. Banks (including the branches of foreign banks) must deposit a certain amount with the CrNB according to the minimum reserve requirements, which is 17% of domestic and foreign deposits and loans, issued debts securities, subordinated instruments and financial liabilities. A decision by the CrNB on the Minimum Required Amount of Foreign Currency Claims sets forth that the banks shall cover a minimum of 32% of their foreign currency liabilities by foreign currency assets. There is a Marginal Mandatory Reserve of 55% on all funding coming from foreign entities or related entities. There is also in place a Special Obligatory Reserve of 55% on all outstanding debt securities issued by banks.

Credit Growth Limitation: Banks' balance sheet and off balance sheet credit portfolio may grow by 0.5% each calendar month. The basis for calculation is as of June 30, 2007. Any growth over the thresholds is penalized by compulsory subscription of one year non transferable CrNB bills bearing interest at 0.75, in the amount of 50% of the excess amount.

Large Exposures. The Banking Act defines large exposures as exposures to one person (including parent companies and subsidiaries) that equals or exceeds 10% of the bank's regulatory capital (Tier 1 and Tier 2). The approval of the bank's supervisory board is required to conclude each individual legal arrangement that results in an overall bank exposure to one person of more than 10%, 15%, or 20% of the bank's regulatory capital, whereas the sum of large exposures may not exceed 600% of the regulatory capital.

Participations. The prior approval of the CrNB is required for a direct or indirect acquisition of a qualifying holding in a bank (i.e., direct or indirect ownership over 10% or more of the capital or the voting rights). Once the threshold of 10% is exceeded, increases of the shareholding exceeding 20%, 33%, 50% and 75% require a further approval by the CrNB.

Deposit Insurance. The banks are required to make quarterly contributions to the State Agency for Deposit and Bank Rehabilitation (the "Agency"). If a bank defaults on its obligations, the reimbursement to a single client is limited to HRK 100,000.

Banking Regulation and Supervision in Kosovo

The Central Bank of Kosovo. The regulatory powers and supervision activities in the banking sector are exercised by the Central Banking Authority of Kosovo (the "CBAK", formerly "BPK") as the central bank.

Monetary Policies. CBAK is required to establish an efficient functioning of a stable market based financial system, with efficient and safe domestic payments and settlement of the transactions in domestic and foreign currency in Kosovo.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12% with a minimum capital of €5 million. The minimum ratio set forth above may be increased by the CBAK by rule or order from time to time. If the capital adequacy of the bank falls below an acceptable level to CBAK then CBAK may take appropriate remedies, including ultimately appointing a receiver.

Minimum Reserves. The banks (including branches of foreign banks) must deposit a certain amount with the CBAK according to the minimum reserve requirements. Minimum Reserves have to be at least 10% of the bank's applicable deposit base. However, deposit with the CBAK should not be less than 5% of the applicable deposit base.

Large Exposures. No bank shall allow a credit risk exposure to any one borrower or group of related borrowers which exceeds 10% of its Tier I Capital unless such exposure has first been approved at a duly convened meeting of its Governing Board at which a quorum was present and voted. No bank shall have outstanding in the aggregate, credit risk exposures to persons or groups of aggregated persons each of which is in excess of 10% of its Tier I capital, if the total of such outstanding aggregate exposures exceeds 300% of the bank's Tier I capital. No bank shall have outstanding at any time credit risk exposures to any one borrower or group of related borrowers exceeding 20% of its Tier I Capital. Banks may not lend unsecured credit to an affiliate in an amount exceeding 10% of minimum regulatory capital nor may they have more than 25% of minimum regulatory capital by way of loan outstanding to its affiliates. Affiliates may not have preferential terms.

Participations. The prior approval of the CBAK is required for sale of shares for consideration other than cash, reduction in share capital and dividends in kind and for any merger, amalgamation or sale of substantially all the assets of the bank. Other share changes e.g. sale of shares for cash require CBAK certification but not prior approval. A bank may not own more than 15% in an entity which carries out financial services without CBAK consent. Holdings of the bank in land, buildings, furniture may not be more than 50% of Tier 1 Capital except with CBAK consent for exceptional circumstances. Details of the shareholders' conglomerate holdings and financial activities must be provided to CBAK.

Deposit Insurance. There is no deposit insurance in Kosovo. Consideration of introduction for 2008 as a project has started by the CBAK.

Foreign Exchange Restrictions. No bank may have a net open foreign currency position in any one foreign currency exceeding 20% of its Tier 1 capital.

Corporate Structure. Banks must have at least five board members of which two must be non-executives and one the managing director. The maximum duration they can serve is two years with a right of reappointment for two year periods. The Chairman must be fully independent of the Managing Director. There must also be an Audit Committee, Credit Risk Committee and an Asset and Liability Management Committee and there are rules on meetings, and conflicts of interest. Appointment of a security officer, a money laundering officer and internal auditor are mandatory. There are rules on reporting and auditing.

Banking Regulation and Supervision in Romania

National Bank of Romania. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Romania ("NBR") as the central bank.

Monetary Policies. The NBR is required to pursue a policy of low inflation. The target inflation rate for 2007 is 4% plus, minus 1%. BNR estimates for 2008 and 2009 are 3.9% and respectively 3.5%, plus/minus 1%.

Capital Adequacy. Upon authorization, credit institutions must have an initial equity (consisting in the subscribed and paid-up share capital plus legal reserves, statutory reserves and other reserves) of RON 37 million (approximately €11,500,000). Credit institutions own funds must not decrease below the level of the initial equity.

In accordance with Basel II, the minimum capital adequacy ratio is established as total capital/credit risk plus market risk plus operational risk. The minimum capital adequacy ratio is 8%.

Minimum Reserves. Banks must deposit a certain amount with the NBR according to the minimum reserve requirements. The minimum reserve ratio is for ROL 0-18% and for other currencies 0-30%, depending whether the maturity date is more or less than 2 years and whether there are contractual clauses regarding prepayments.

Large Exposures. The exposure of a credit institution towards a customer or a group of customers is considered to be a large exposure if it is 10% or above of the credit institutions own funds. A credit institution may not have exposures towards a customer or a group of customers whose total value exceeds 25% of the credit institution's own funds (20% if the group of customers is the credit institution's own group). The cumulated value of large exposures may not exceed 800% of the credit institution's own funds. Own funds of credit institutions include first tier funds and second tier funds while own funds of Romanian branches of credit institutions from other states (non EU members) include first tier funds.

Participations. NBR must be previously notified by any person that intends to become (directly or indirectly) a holder of a qualified participation (meaning any direct or indirect participation quota of 10% in the subscribed share capital or in voting rights or if such participation results a significant influence in the management of the bank) in a credit institution. The same requirement is valid in case that a person intends to increase its holding to 20%, 33% or 50% of a credit institution share capital or voting rights. Furthermore, NBR must be notified of any decrease of a participation in a credit institution below the following thresholds: 50%, 33%, 20% or 10% of the share capital or voting rights.

Deposit Insurance. Banks in Romania are required to contribute certain funds to the Bank Deposit Guarantee Fund (the "Fund"). Guaranteed depositors are both individuals and legal persons and the limit per guaranteed depositor is, beginning in January 1, 2007, of RON equivalent of €20,000. Every credit institution is compelled to grant the Fund a yearly stand- by credit line. The value of the credit line is established on a pro- rata basis with the share of the respective credit institution in the total volume of guaranteed deposits as per December 31 of the previous year.

Banking Supervision and Regulation in Serbia

National Bank of Serbia. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Serbia ("NBS"). NBS may impose penalties and other remedial measures including forced administration.

Monetary Policies. The NBS is required to pursue the policy of low inflation and to support sustainable economic growth. The inflation rate target announced by the NBS for 2007 is set between 4-8%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. NBS may impose penalties and other remedial measures including forced administration and may even revoke banking licenses if the adequacy ratio falls below 12%. Banks must maintain capital of at least 10 million in RSD counter value (as measured by a daily average exchange rate).

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBS according to the minimum reserve requirements. Minimum Reserves have to be at the following rates:

- Local currency:
  - without foreign exchange clause: 10%
  - with foreign exchange clause: 45%
- Foreign currency:
  - foreign currency savings: 40%
  - subordinated loans: 20%
  - leasing: 100%
  - other foreign currency sources: 45%.

Banks must set aside minimum reserve in dinars on its gyro-account, while the minimum reserves in foreign currency is deposited with the NBS. The NBS pays interest to banks on their dinar minimum reserves while no interest is paid for foreign exchange minimum reserves.

Large Exposures. The Serbian banking system distinguishes between the following exposures (e.g., loans, guaranties, debt securities) types: (a) the largest permissible exposure to a single person (or a group of related persons), which may not exceed 25% of the bank's capital, (b) the largest permissible exposure to a single person related to a bank (including members of the bank's banking group, board members, officers, employees), which may not exceed 5% of the bank's capital, (c) a large exposure to a single person (or a group of related persons), which is considered to be an exposure of at least 10% of the bank's capital, (d) the total exposure towards persons related to a bank, which may not exceed 20% of the bank's capital, and (e) the total of all large exposures, which cannot exceed 400% of the bank's capital. Two or more persons related by way of, *inter alia*, one person holding a stake in the other person, are considered as a single person.

Participations. The prior approval of the NBS is required for the direct or indirect acquisition of a holding in a bank's capital that results in the acquisition of 5%-20%, more than 20% and up to 33%, more than 33% and up to 50%, or more than 50% of voting rights.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If the bank defaults on its obligations, the reimbursement to a single client is limited by an amount of up to 3,000.00in dinar counter value.

Commonwealth of Independent States

Banking Regulation and Supervision in the Republic of Belarus

The National Bank of the Republic of Belarus. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of the Republic of Belarus ("National Bank"). The National Bank may impose penalties and other remedial measures including forced administration.

Monetary Policies. The National Bank is required to pursue the policy of low inflation. The inflation rate target is year-on-year consumer price index growth of 6-8% per year.

Capital Adequacy. The Minimum Capital Adequacy Ratio is at least 12% for two years after registration of a bank and 8% in subsequent years of the activity. The Minimum Core Capital (Tier I) Adequacy Ratio is at least 6% for two years after registration of a bank and 4% in subsequent years of the activity.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the National Bank according to the minimum reserve requirements. Minimum Reserves have to be: (a) 4,5% from amount of the attracted Belarusian rubles of natural person; (b) 8% from amount of the attracted Belarusian rubles of legal persons and (c) 8% from amount of the attracted foreign currencies.

Large Exposures. The maximum amount of risk per client or a group of related clients is set as a percentage to own funds (capital) of a bank and amounts to 20% for first two years after registration, and 25% for subsequent years. In calculating the amount of risk, the amount of credits, as well as other funds provided in favor of a client under other active transactions, and the bank's off-balance sheet liabilities to the client to be discharged in a monetary form shall be taken into account. The maximum amount of large exposures may not exceed 600% of the regulatory capital of a bank.

Liquidity requirements. The National Bank requires Belarusian banks to comply minimum liquidity requirements in order to function properly and satisfy all customers needs while providing payments services. According to the requirements the Bank must have momentary liquidity ratio of at least 20%, current liquidity ratio of at least 70%, the short-term liquidity ratio of not less than 1 and liquid assets should take not less than 20% in the amount of total assets.

Participations. The prior approval of the National Bank is required for the acquisition of a participation of, or its increase to, more than 10% of shares. Acquisition of more than 5% of shares in the authorized capital of a bank as a result of one or more transactions performed by one legal entity or individual or by a group of legal entities and/or individuals bound by agreement, or a group of legal entities affiliated or subordinated with respect to one another requires consent of the National Bank. Members of bank's governing bodies must notify the National Bank and the executive body of the bank of acquisition of the bank's shares and of any transactions with such shares within five days from the date of conclusion thereof.

Deposit Insurance. The banks are required to deposit a percentage of attracted monetary funds (0.05% of individuals) in the obligatory reserves fund held with the National Bank. If a bank defaults on its obligations, the reimbursement to a single client is limited to around $1,000 using the reserve fund in the National Bank. According to the President Decree #3 20.04.1998 the government guarantees reimbursement of all private individuals' funds nominated in foreign currency deposited in six largest banks, authorized to service state programs.

Banking Regulation and Supervision in Russia

The Central Bank of Russia. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Russia ("CBR"). CBR may impose penalties, including the withdrawal of licenses, prohibition and limitation of bank operations, reorganization of the bank, change in the executive bodies of the bank and remedial measures including temporary forced administration.

Monetary Policy. CBR may define terms and measures aimed at balancing the credit activities and liquidity of commercial banks, and at balancing the amount of money in circulation. The Government of Russia and the CBR determine the Principals of Monetary Policy for each year in the Russian Federation. The inflation target announced for 2007 is 8% and 6-7% for 2008.

Capital Requirements. The Banking Law sets a minimum equity (charter capital) requirement for banking institutions which is currently the ruble equivalent of €5 million for each newly established bank. Existing banks having less than the ruble equivalent of €5 million charter capital as of January 1, 2007, may continue their activity providing that their charter capital will not be less than the capital they had as at January 1, 2007. If a bank's regulatory capital falls below its charter capital, it is required to adjust its regulatory capital (or, if impossible, its charter capital, within applicable limits) in accordance with procedures set by the CBR.

The CBR has also been developing regulations on bank capital and bringing them into line with international standards. Currently, CBR regulations on bank regulatory capital are relatively new and untested, which could lead to uncertainty in their application and interpretation.

Capital Adequacy. The Minimum Capital Adequacy Ratios are 10% and 11%, where a bank's regulatory capital is equal to or more than €5 million or below €5 million, respectively.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the CBR according to certain reserve requirements, which are different for various banking operations and calculated according to special formulas. In this respect, the CBR has established certain rules regarding reserves for loan losses on loans extended by banks. Its regulations require banks to adopt procedures for calculating and posting the reserves for loan losses and for continuously monitoring the financial position of the banks' borrowers and the quality of their debt service. The regulation requires banks to rank their loans in five categories of increasing credit risk and the amount of the reserve is calculated as a certain percentage of the loan depending on its risk category. The reserves for loan losses are calculated at the end of each month in rubles, and are only used to cover losses relating to the principal amount of the loans made by banks and/or amounts of promissory notes that exclude the relevant interest and discount.

The CBR has also established certain rules regarding the reserves for possible losses, other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts at other banks, contingent liabilities, forward and other transactions. Its regulations require banks to rank such assets and operations into five categories of increasing risk. Banks are then required to provide the reserves for each type of asset or operation in amounts corresponding to the amounts of possible losses but within the following framework established by the CBR for each risk category. Mandatory provisions also exist for operations with offshore residents. The amount of such provision is calculated depending on the classification of the offshore relevant area and accounts for 0% to 50% of the respective asset or operation.

Large Exposures. A bank is not permitted to have exposures to any single borrower and related borrowers or to a single creditor in excess of 25% of its capital. Nor may it have exposures to a shareholder in excess of 50% of its capital or to insiders, such as its directors and officers, in excess of 3% of its capital. The maximum amount of large exposures is currently 800% of a bank's capital.

Participations. The prior approval of the CBR is required for a change of ownership of a bank greater than 20% related to acquisition of shares by shareholders of the bank in the amount of excess over the following acquisition limits: over 20% shares through 25% shares (over 20% stakes through one third of stakes), over 25% shares through 50% shares (over one third of stakes through 50% stakes), over 50% shares through 75% shares (over 50% stakes through two thirds of stakes), over 75% shares but under 100% shares (over two thirds of stakes but under 100% stakes), 100% shares.

Preliminary approval of the Bank of Russia is required under acquisition of shares, including acquisition of shares on a secondary market, and/or obtaining trust administration of shares:

- acquisition of shares by shareholders;
- acquisition of shares by third parties (other than shareholders), groups of persons including acquisition of 50% of votes of the company that can influence decisions of the management bodies of the bank;
- conversion of issuing securities converted into shares;
- fulfillment of obligations under options where the conversion is stipulated in decision on its issue;
- distribution of shares owned by bank in the form of a limited liability company between participants of the bank;
- acquisition of the right of the banks shares' ownership on line of succession as the result of reorganization of the banks' shareholders in the form of affiliation, separation, division and merger;
- contribution of shares of the bank into the charter capital of non-credit organizations.

The CBR must be notified if more than 1% of the shares of a Russian bank change ownership. This notification must take place within 30 days after acquisition takes place, earlier notification is required in the following cases:

- upon change of charter capital of the bank, the acquirer's percentage of shares (stakes) being earlier approved by the CBR is increased within the limits of the CBR earlier approval or is not changed or reduced;
- acquisition of a right of ownership of shares of the bank in connection with the reorganization of the shareholder of the bank;
- shares of the bank are received for trust administration in connection with the reorganization of the trustee;
- decrease of the bank's charter capital;
- charter capital is increased on the account of property (capitalization of owner's equity) of the bank;
- acquisition of rights of shares of the bank as the result of inheritance or donation;
- transfer of the shares (stakes) that had been owned by a testator to the administrator appointed by a notary within inheritance was opened;
- notary when inheritance was opened.

Depository Insurance. Russian law mandates the protection of bank deposits of individuals and establishes a deposit insurance scheme in which all Russian banks must participate or lose their ability to accept retail deposits and open bank accounts for individuals. Changes in the law in 2003 strengthened competition in the retail deposit market as all Russian banks that choose to participate in the deposit insurance scheme have the ability to offer protected deposits. The majority of banks that filed their requests were admitted to the deposit insurance scheme.

Banking Regulation and Supervision in Ukraine

The National Bank of Ukraine. Pursuant to the Laws of Ukraine on Banks and Banking Activities and on the National Bank of Ukraine, the regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Ukraine ("NBU"). NBU also conducts unified state monetary and credit policies aimed at insuring stability of the national currency. NBU may impose penalties and other remedial measures including forced administration as well as any other measures in respect of banks as prescribed by legislation.

The supervision of other sectors of the financial services industry such as oversight over the capital markets and insurance industry are currently regulated and supervised by other authorities including the State Commission for Regulation of Financial Markets.

Monetary Policies. NBU is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The inflation rate target announced for 2010 is 5.5%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 10% for banks operating over 24 months, 12% for banks operating from 12 to 24 months, and 15% for banks operating less than 12 months. In addition, a bank's capital may not fall below certain threshold, established depending on the scale of the bank's network and period of the bank's existence (e.g., EUR 8 million for nationwide banks that existed before 1 January 2002).

Minimum Reserves. Pursuant to NBU banks must deposit a certain amount with the NBU according to the minimum reserve requirements. Minimum Reserves must be at least 0.5% for term deposits in national currency; 4% for term deposits in foreign currency; 1% for current deposits in national currency; and 5% for current deposits in foreign currency.

Large Exposures. Pursuant to NBU regulations, the sum of large exposures of an Ukrainian bank may not exceed 800% of its capital. A large asset exposure is legally defined as the asset exposure to one person or a group of economically connected persons (e.g. parent companies, subsidiaries and persons operating a joint business activity), that is equal to or higher than 10% of capital. The banks must report to the NBU about each large exposure. Either of the large exposure should not exceed 25% of the bank's own capital.

Participations. The prior approval of the NBU is required to acquire or to exceed a share in the bank's registered share or voting rights of 10%, 25%, 50% or 75%, in one or a series of operations directly or indirectly.

Deposit Insurance. Ukrainian banks are required to make contributions to the Fund for Guaranteeing Deposits of Individuals, which guarantees deposits of individuals with commercial banks, including interest, to a maximum amount of UAH 50,000 per depositor with each such bank. Deposits become eligible for compensation on the date of appointment of a bank's liquidator.

As of June 30, 2007, our nominal share capital consisted of 142,770,000 Shares, all of which were outstanding with equal voting rights (see also "Description of Share Capital and Summary of Articles of Association"). The following table sets forth the number of shares and the percentage of outstanding shares beneficially owned by our principal shareholder, Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). The following information is also presented on an as-adjusted basis to reflect the Offering, assuming the sale of 11,897,500 New Shares and the exercise by RZB of its subscription rights with respect to 5,948,750 New Shares (see "The Offering—Rights Offering—Take-up of New Shares by RZB").

	Prior to the Offering		After the Offering	
Name of Shareholder	Number of Shares	Percentage of Share Capital	Number of Shares Held	Percentage of Total Share Capital
RZB	100,000,000	70.0	105,948,750	68.5

To our knowledge, no other shareholder beneficially owns more than 5% of our shares. The Company's principal shareholder RZB does not have different voting rights from other shareholders.

Because we believe that Austrian corporate law, including the takeover regulations and principles of equal treatment of shareholders, provides comprehensive and sufficient safeguards against the abuse by controlling shareholders of their control, we have not considered it necessary to adopt any measures in addition to those required by Austrian law.

Raiffeisen Zentralbank Österreich Aktiengesellschaft

RZB was founded in 1927 as the central institution of the Austrian Raiffeisen Banking Group and is one of the leading corporate and investment banks in Austria, offering commercial and investment banking services to many of Austria's leading corporations and institutions. RZB is also the core parent company of a number of banking subsidiaries operating in Europe and elsewhere. In addition to the Network Banks owned and operated by us, RZB has a presence in a number of international financial centers.

In order to optimize its participation structure for commercial and tax law reasons, RZB has decided to transfer its entire shareholding in us into a two-tier subholding structure. To this end RZB is transferring its shareholding in us to a holding subsidiary named "Cembra Beteiligungs GmbH" (and to be renamed "Raiffeisen International Holding GmbH") which is indirectly wholly owned by RZB. The sole business purpose of both holding companies is to hold RZB's shareholding in us; they have no banking license and do not carry out any other business activities. Subject to approvals of or pre-notifications to the regulatory authorities, RZB expects that the two-tier subholding structure will be implemented by the end of 2007, at the latest. The transfer of the shares into the two-tier subholding structure will not change the control or the ultimate beneficial ownership of RZB.

Austrian Raiffeisen Banking Group

RZB is part of the Austrian three-tier Raiffeisen Banking Group ("RBG") which is a leading banking group in Austria. Some 586 autonomous local Raiffeisen Banks constitute the "first tier" of RBG. The Raiffeisen Banks in each of Austria's provinces hold the shares in the respective regional unit ("Raiffeisen Landesbanken") which constitute the "second tier" of the organization. The Raiffeisen Landesbanken render central services for the Raiffeisen Banks within their region and, in addition, operate as autonomous universal banks. RZB as RBG's "third tier" and central institution is owned by regional Raiffeisen Landesbanken, who directly and indirectly (through holding companies, in particular the "R-Landesbanken-Beteiligung GmbH") hold together a share of more than 87% of RZB's share capital. None of its shareholders is controlling RZB. Furthermore, RBG companies hold a number of interests and own a large number of subsidiaries, in the financial industry as well as in other business segments.

Relationship with RZB in General

Due to its majority interest in RI, RZB has the power to appoint all of the members of our Supervisory Board, subject to statutory minority rights. The members of the Supervisory Board are in a position to appoint our entire Management Board, which allows RZB to significantly influence the way we manage our business. See "Description of Share Capital and Summary of Articles of Association." The majority of members of our Supervisory Board, as well as our CEO are at the same time members of the management board of our majority shareholder RZB.

Irrespective of any strategic decisions regarding RZB's influence on our management resulting from its majority ownership, Austrian law requires RZB to control risk management for the entire RZB Group, including us.

As a result of both factors, our inclusion as part of RZB Group and the legal requirements as established by Austrian law, we have a number of important business relationships with our principal shareholder RZB, a variety of companies of RZB Group and other entities of the Raiffeisen Banking Group, who are related to RZB, including in particular "Raiffeisen Malta Bank Plc.", "Raiffeisen-Leasing Gesellschaft m.b.H." and Raiffeisen Centrobank AG, a Joint Lead Manager of this Offering.

These relationships include the provision of loans and other financings, contracts for the provision of services, the use of distribution channels and marketing of products as well as agreements concerning management of certain aspects of our business. Generally we are conscious that transactions with RZB and its related group companies are undertaken on an at arm's length basis.

Agreements and understandings with RZB in relation to the management of certain aspects of our business cover in particular areas such as the allocation of business with mutual customers between RZB and us, funding transactions and a coordinated approach to risk management.

Allocation of Responsibility for Customers

A substantial majority of our customers are local corporates, SMEs and private individual customers. According to our understanding with RZB, these local customers are to be served by the Network Bank operating in their country.

In the event that a customer requires services in more than one jurisdiction served by members of the RZB Group those services should be provided by the local bank in most circumstances. The determination of which entity will serve a customer who requires services in more than one jurisdiction is governed by the policies on global customer relationships set forth in our "Rulebook Global Customer Relationship." The rulebook describes the rules underlying our Global Account Management System ("GAMS"). The GAMS rules provide that both RZB and we will operate as separate profit centers within the RZB Group, but will continue to work in close cooperation with each other. In addition, the rules are characterized by the basic principle that any business with customers should be done locally whenever possible. Whenever a customer requires banking services in a country where a Network Bank is operating or that could be performed by a Network Bank, the customer should be referred to the respective Network Bank except in specific, well-defined business areas principally, international project finance and structured trade finance, where RZB may continue to conduct business in CEE. Network Banks are required to refrain from doing business in Austria. Whether a particular service will be provided to an existing Austrian or multinational customer of RZB by RZB or by one of our Network Banks will be decided on a case by case basis. Decisions regarding the provision of products and services will be based on each customer's request and the capabilities of RZB and of the local Network Banks, as well as on the overall customer relationship.

Account managers may not give a preference to their own unit in terms of either risk limit allocations or with regard to pricing. Procedurally, an account manager in the Network Bank providing the product or service acts as the first pricing authority in cooperation with an account manager at the entity which is primarily responsible for the customer relationship, who has the ultimate pricing authority. Once pricing has been determined, the Network Bank may decide whether or not to offer the service.

Leasing Activities

Raiffeisen-Leasing Gesellschaft m.b.H. ("RL"), RZB's Austrian-based leasing subsidiary is a co-shareholder with a 25% interest in Raiffeisen-Leasing International Gesellschaft m.b.H. ("RLI"). It is the agreed strategic goal of RLI to cover the CEE region in regard of leasing business. RLI and RL have agreed to support the business of the local RLI subsidiaries in accordance with their particular strengths and "home market" know-how. RLI, as a shareholder of the Network Leasing Companies ("NWLs"), generally performs head office functions for its subsidiaries. In particular, RLI is responsible for evaluating new markets, managing newly organized NWLs until they are prepared to manage themselves, managing all leasing finance vendor activities, implementing risk management systems at the NWLs, supervising the refinancing of NWLs, supporting and coordinating product development and best-practice sharing. RL's cross-border activities in the CEE region for Western European customers, the marketing of real estate leasing for western corporate customers and the realization of real estate projects are however marketed separate from RLI's activities, or on a joint risk basis.

Funding Transactions

As of June 30, 2007, the total amount of term funding provided to the Network Banks and other Network Units by RZB and other RZB Group entities amounted to €8.3 billion. Additionally, RZB serves as guarantor for Network Bank and other Network Unit transactions amounting to approximately €1.1 billion as of June 30, 2007.

In support of our efforts to diversify our sources of funding, RZB has arranged the issuance and private placement of notes, which are recognized as tier 1 capital (the "Tier 1 Issue"). The transaction was implemented by way of issuance of €500 million of non-cumulative subordinated perpetual step-up floating rate capital notes through an SPV (RI Finance Jersey, a newly established subsidiary of us, domiciled in Jersey); the notes have been subscribed by RZB's subsidiary "Raiffeisen Malta Bank Plc.", in the form of a private placement in March 2006. In this context we and the SPV have entered into a support agreement (a) in the case of RI for the benefit of the SPV and (b) in the case of the SPV for the benefit of the note holders, in which we have undertaken to make available to the SPV such funds as may be necessary to enable the SPV to meet its obligations under the capital notes. RZB Group marketed the Tier 1 Issue by means of the issuance of a similar instrument through another newly established Jersey-based subsidiary of "Raiffeisen Malta Bank Plc." (€500 million non-cumulative subordinated floating rate capital notes having the benefit of a support agreement entered into with RZB).

In addition to the Tier 1 Issue, "Raiffeisen Malta Bank Plc.", Sliema provides us with funding in an outstanding amount of €315 million as of June 30, 2007.

The commercial analysis of the value of the hybrid Tier 1 Issue for RI was mainly driven by the perspective of generation of "regulatory equity": As a hybrid instrument hybrid Tier 1 capital has features of debt and equity; from the regulatory viewpoint it is recognized as "core capital" for a bank (and although a financial holding, we have reported to the public capital adequacy figures as if we were a bank), for purposes of IFRS accounting it is considered as debt.

RZB also has acted as a co-arranger for our Network Banks in the placements of asset backed securities.

Funding of our Network Units is conducted according to network funding principles, which describe our financing strategy in general terms. These principles have been also adopted as a resolution of the management board of RZB, but form no commitment on RZB's part and may be revoked at any time.

Network Banks are expected to meet their financing needs through a combination of funding from local depositors, supranational organizations and third party lenders, as well as from RZB in circumstances where such funding is competitive with funding from other sources.

In general, the funding principles provide that RZB will have the right to provide the first quote for providing funding, although each Network Unit should accept more attractive offers from third parties, if available. In addition, RZB may act as a lender of last resort in the event of an acute liquidity crisis if the RZB management board decides to do so.

As part of these funding principles, we may address RZB with a request to provide credit support in the form of guarantees and letters of comfort for external funding if the terms of external funding can be significantly improved if such credit support is provided. Network Units which receive funding backed by credit support provided by RZB will pay a fee to RZB to compensate them for providing the guarantee or letter of comfort.

Other Banking Products

In addition, Network Units deposit funds with RZB from time to time, and RZB and the Network Banks have a regular business relationship in the syndicated loan business, where (on a bilateral basis or together with other banks) either the Network Banks or RZB participate in the customer lending risk of the other party.

The Network Units (Network Banks and our specialized local asset management entities) make use for their customers of the fund products of RZB's Austrian-based investment fund company "Raiffeisen Kapitalanlage-Gesellschaft m.b.H." ("RCM"); our co-operation with RCM is on a non-exclusive basis and ultimately depends on specific client demand. In the mutual interest of supporting know-how transfer and an understanding for the requirements of the Network Banks on their local markets, managers of RCM have been appointed to serve (together with our managers) on the Supervisory Board of our local fund management companies in the CEE region.

Service Level Agreements

In order to make an efficient use of our resources, some services that we require are outsourced to other members of the RZB Group. RZB and some of its subsidiaries offer us services that are described in a framework agreement and in individual specific Service Level Agreements ("SLAs"). The framework agreement covers general terms relating to services provided by other RZB Group companies, including the subject and areas of service, execution of services, general service rates and payment arrangements, exclusion of liability, term of contract and obligation of secrecy. The individual SLAs are based on standard templates giving a description of services provided by RZB divisions or subsidiaries, assessment of resources for the individual services, and quality parameters for the services and review meetings.

We currently have a number of SLAs in place covering a variety of administrative and management services provided to us by RZB. These SLAs cover certain services provided to support our accounting, audit, risk management, legal and compliance, global treasury and markets, transaction services and cash management, trade and export finance, human resources and economic and financial markets research, as well as our IT systems and facilities management in Vienna. A global SLA covers general inquires, marketing, customer services and tax. In providing these services, RZB and its subsidiaries must apply the same care and diligence that it uses when providing the services to their own business.

Fees for all services provided have been set at an hourly rate (and, if necessary are revised on that basis annually), which equal to RZB's actual costs per employee, according to the most recent internal cost center. Services not covered by an SLA are charged at an arm's length basis at hourly rates that would be charged, if the services were provided to a third party.

SLAs are effective since July 1, 2004 for an indefinite period. Cancellation requires that notice be given to the other contracting party in writing at least six months before the end of the year.

Risk Management

Austrian law requires RZB to control risk management for the RZB Group as a whole, including us. We are required to closely coordinate our risk management activities with RZB and are expected to observe certain credit, market, liquidity, operational and country risk limits and procedures established by RZB. We enter into centralized capital hedging arrangements with RZB at an arms-length-basis. For a more complete description of our risk management procedures, please see "Risk Management."

Staffing Interlocks

Some members of our Supervisory Board are employed by RZB and hold other position with entities in the RZB Group (excluding RI). Our CEO, Dr. Stepic, is employed by RZB and also has an employment contract with us, but we reimburse RZB for the performance-oriented bonus of his salary, which largely is based on target results of RI and the Network Banks. For more information on our Supervisory and Management Board members, see "Management and Employees".

In addition, a number of persons employed with RZB have been nominated to the management boards or hold other key positions of various Network Banks.

Our Business Premises

Part of our business premises Vienna are leased on an at arm's length basis from "RALT Raiffeisen-Leasing Gesellschaft m.b.H. & Co OHG", a company affiliated with RZB.

Licensing and Franchise Agreements

The Raiffeisen International name and logo have been registered as a combined trademark by RZB in Austria and the protection of the Raiffeisen International name and logo has been expanded to all countries where Network Units presently operate. On that basis RZB gives us and our subsidiaries the right for an unlimited time to the unrestricted use of the Raiffeisen International name and logo in all jurisdictions in which the trademark is presently, or in the future will be, registered. In addition, RZB has agreed not to enter into any further commercial exploitation and licensing agreements with respect to the Raiffeisen International brand. If RZB's equity interest in us falls below 50%, RZB may terminate the licensing agreement.

The trademarks Raiffeisen and the Giebelkreuz have been registered by the ÖRV (Österreichischer Raiffeisenverband). The use of the trademarks outside Austria as a part of a company name or logo requires approval by a simple majority of the Generalanwaltschaft of the ÖRV. Before any other company is authorized to use the Raiffeisen name and logo in relation to banking or financial products and services, prior agreement with RZB will be sought.

Certain of our subsidiaries have also concluded individual trademark license agreements with ÖRV. These subsidiaries include: Raiffeisenbank (Bulgaria) AD; Raiffeisenbank Austria d.d., Croatia; Raiffeisen-Centrobank S.A. (now: Raiffeisen Bank Polska S.A.), Poland; ZAO Raiffeisenbank Austria, Russia; Raiffeisenbank a.s., Czech Republic and Unicbank Rt. (now: Raiffeisenbank Zrt.), Hungary. Each of these agreements may be terminated if RZB, together with other members of RBG, ceases to hold at least 50% of the respective Network Bank's equity.

Shareholders' Agreements (*Syndikatsverträge*) with Members of the Austrian Raiffeisen Group

Other members of the Austrian Raiffeisen Banking Group also own minority interests in some of our subsidiaries, and shareholders' agreements exist in several of these cases.

If another RBG member owns shares in a Network Bank, we typically enter into a shareholders' agreement with the affiliated minority shareholder. Existing shareholders' agreements with the Raiffeisen Landesbanken are presently in effect until 2013. Except in the case of our Slovenian Network Bank, Raiffeisen Bank d.d., each agreement provides that it will be automatically extended for five years, unless it is terminated with a notice period of one year. In the case of Raiffeisen Bank d.d., the agreement has a term until 2020.

These agreements typically allow for the minority shareholders to nominate one or more members of the supervisory board of the relevant Network Bank. We have retained the power to appoint the majority of the members of the supervisory boards of all of our Network Banks.

In addition, these shareholders' agreements contain limitations on the disposal of shares. Each party generally has a right of first refusal in the event of a transfer of shares by the other party, except where shares are transferred to a subsidiary of the respective shareholder, provided the subsidiary agrees to adhere to the provisions of the shareholders' agreement. We have granted tag-along rights to those Raiffeisen Landesbanken that are minority shareholders in our Slovenian Network Bank, Raiffeisen Bank d.d. These rights are exercisable in the event that we sell an interest in Raiffeisen Bank d.d. to a third party and such sale results in a dilution of our interest in Raiffeisen Bank d.d. to less than 50% of the voting shares. The rights entitle the Raiffeisen Landesbanken to require us to include their shares in Raiffeisen Bank d.d. in the respective third party sale on the same terms that are available to us. We have agreed with the respective Raiffeisen Landesbanken (and their affiliated minority shareholders that hold participations in Network Banks) that, as a part of their general duty of loyalty as shareholders, they will not undertake any actions that could be detrimental to the economic success of the Network Banks.

In the shareholders' agreements, the minority shareholders also consent to the provision of services by either RZB or RI to the relevant Network Bank or its subsidiaries. Services provided by RZB or RI must be provided at arm's length prices and must be necessary or advisable for strategic or regulatory purposes.

Such shareholder agreements have been entered into with the individual Raiffeisen Landesbanken, which directly or indirectly hold a participation in the relevant Network Bank, or the relevant affiliated holding of such Raiffeisen Landesbanken, regarding the following Network Banks:

- Tatra banka a.s., Slovakia, in relation to the participation of Raiffeisenlandesbank Niederösterreich-Wien AG;
- Raiffeisenbank a.s., Czech Republic in relation to the participation of Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Raiffeisenlandesbank Niederösterreich-Wien AG and Raiffeisenverband Salzburg, registrierte Genossenschaft mit beschränkter Haftung
- Raiffeisenbank Austria d.d., Croatia in relation to the participation of Raiffeisen-Landesbank Steiermark AG, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft and Raiffeisenverband Salzburg, registrierte Genossenschaft mit beschränkter Haftung; and
- Raiffeisen Bank Zrt., Hungary, in relation to the participation of Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisen-Landesbank Steiermark, AG, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Raiffeisen-Landesbank Tirol AG, and Raiffeisenlandesbank Burgenland und Revisionsverband, registrierte Genossenschaft mit beschränkter Haftung.
- Raiffeisen Bank d.d., Slovenia in relation to the participation of Raiffeisen-Landesbank Steiermark AG and Raiffeisenlandesbank Burgenland und Revisionsverband, registrierte Genossenschaft mit beschränkter Haftung.

In the event that RZB together with other RBG members ceases to hold a majority of the equity in RI, the shareholders' agreements may be terminated.

Joint Lead Managers

One of the Joint Lead Managers, Raiffeisen Centrobank AG, is a wholly owned subsidiary of RZB.

The statistical data presented below is derived from our consolidated financial information or, in certain cases, from economics and financial market research. These data are regularly collected in connection with our financial reporting and management information systems.

This information has been derived in part from our statistical and accounting records. It is unaudited and has been stated in accordance with IFRS.

Average Balances and Net Interest Income

The following tables set forth our average balances of assets and liabilities for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007. For purposes of the following tables, the average is calculated on the basis of monthly closing balances throughout the relevant period.

	Year Ended December 31,								
	2004			2005			2006		
	Average Balance	Interest Income/ Expense	Average Rates	Average Balance	Interest Income/ Expense	Average Rates	Average Balance	Interest Income/ Expense	Average Rates
	(in € millions)		(p.a. in %)	(in € millions)		(p.a. in %)	(in € millions)		(p.a. in %)
Assets									
Loans and advances to banks	4,380.6	191.3	4.4	5,752.0	251.3	4.4	6,991.4	401.8	5.7
Loans and advances to customers	12,636.4	1,032.4	8.2	17,843.2	1,457.9	8.2	27,354.7	2,443.2	8.9
Leasing claims	1,093.7	102.7	9.4	1,495.1	131.9	8.8	1,978.4	168.6	8.5
Other current financial assets	644.6	44.8	6.9	924.4	56.7	6.1	845.3	42.9	5.1
Financial investments	1,571.5	121.0	7.7	2,433.6	156.0	6.4	2,618.1	148.2	5.7
Non-trading derivatives	—	76.0	—	—	46.7	—	—	40.8	—
Subtotal: interest-earning assets (A)	**20,326.9**	**1,568.1**	**8.0**	**28,448.4**	**2,100.5**	**7.4**	**39,787.8**	**3,245.5**	**8.2**
Shares and Equity Participations	73.1	3.5	4.7	297.5	2.8	0.9	119.6	2.7	2.3
Subtotal: income-earning assets (B)	**20,400.0**	**1,571.5**	**8.0**	**28,745.9**	**2,103.3**	**7.3**	**39,907.4**	**3,248.2**	**8.1**
Non-interest-income-earning assets (including cash reserve and tangible and intangible fixed assets)	3,931.0	—	—	4,459.2	0.0	0.0	6,981.4	0.0	0.0
Total Assets	**24,331.0**	**1,571.5**	**6.7**	**33,205.1**	**2,103.3**	**6.3**	**46,888.8**	**3,248.2**	**6.9**
Liabilities									
Deposits by banks	5,625.9	198.9	3.5	7,763.2	282.6	3.6	11,552.1	538.7	4.7
Customer deposits	15,260.4	522.2	3.4	20,567.5	564.7	2.7	28,401.2	834.9	2.9
Debts documented by certificates	567.9	31.1	5.5	722.0	30.7	4.2	1,041.2	55.4	5.3
Subordinated capital	517.9	13.5	2.6	504.2	22.3	4.4	1,004.0	51.6	5.1
Non-trading derivatives	—	—	—	—	0.0	—	—	0.0	—
Total interest-bearing liabilities (C)	**21,972.0**	**765.7**	**3.7**	**29,556.9**	**900.2**	**3.0**	**41,998.5**	**1,480.6**	**3.5**
Total non-interest-bearing liabilities	2,359.0	8.6	—	3,648.2	1.0	—	4,890.2	3.7	—
Total liabilities and equity	**24,331.0**	**774.3**	**3.4**	**33,205.1**	**901.2**	**2.7**	**46,888.8**	**1,484.3**	**3.2**
Net interest earned (A minus C)	—	802.3	—	—	1,200.3	—	—	1,764.9	—
Net interest income (B minus C)	—	805.8	—	—	1,203.1	—	—	1,767.6	—
Net interest earned as a percentage of: average interest-earning assets (A)	—	—	3.95	—	—	4.22	—	—	4.44
Net interest income as a percentage of: average income-earning assets (B)	—	—	3.95	—	—	4.19	—	—	4.43

	Six months ended June 30, 2007		
	Average Balance	Interest Income/ Expense	Average Rates
	(in € millions)		(p.a. in %)
Assets			
Loans and advances to banks	8,005.6	226.2	5.7
Loans and advances to customers	32,907.5	1,591.2	9.7
Leasing claims	2,284.7	100.8	8.8
Other current financial assets	1,042.4	35.6	6.8
Financial investments	2,577.6	72.8	5.7
Non-trading derivatives	—	17.0	—
Subtotal: interest-earning assets (A)	**46,817.8**	**2,043.7**	**8.7**
Shares and Equity Participations	116.4	1.4	2.3
Subtotal: income-earning assets (B)	**46,934.2**	**2,045.0**	**8.7**
Non-interest-income-earning assets (including cash reserve and tangible and intangible fixed assets)	7,936.3	0.0	0.0
Total Assets	**54,870.5**	**2,045.0**	**7.5**
Liabilities			
Deposits by banks	13,789.7	328.4	4.8
Customer deposits	32,489.6	550.3	3.4
Debts documented by certificates	1,410.1	43.5	6.2
Subordinated capital	1,341.7	38.8	5.8
Non-trading derivatives	—	0.0	—
Total interest-bearing liabilities (C)	**49,031.1**	**961.0**	**3.9**
Total non-interest-bearing liabilities (1)	5,839.5	5.3	—
Total liabilities and equity	**54,870.5**	**966.3**	**3.5**
Net interest earned (A minus C)	—	1,082.7	—
Net interest income (B minus C)	—	1,084.1	—
Net interest earned as a percentage of: average interest-earning assets (A)	—	—	4.63
Net interest income as a percentage of: average income-earning assets (B)	—	—	4.62

Securities

In accordance with the requirements of IFRS, we segregate our securities portfolio into several valuation categories: trading assets, asset valued at fair value through profit and loss, available-for-sale and financial investments held-to-maturity.

	As of December 31,			As of June 30,
	2004	2005	2006	2007
		(in € millions)		
Trading portfolio				
Fixed-interest securities				
Bonds and debt securities by public sector	1,494.9	866.9	1,477.0	1,377.3
Bonds and debt securities by other issuers	537.9	575.6	807.6	933.7
Variable-interest securities				
Equity securities and other variable-yield securities	9.9	22.1	24.7	20.8
Investment fund certificates	1.5	1.8	0.0	3.0
Total Trading portfolio	**2,044.2**	**1,466.3**	**2,309.2**	**2,334.7**
Liquidity portfolio (at fair value through profit and loss)				
Fixed-interest securities				
Bonds and debt securities by public sector	430.3	924.8	646.7	1,000.3
Bonds and debt securities by other issuers	171.6	352.7	306.5	341.9
Variable-interest securities				
Equity securities and other variable-yield securities	0.9	3.2	3.0	0.8
Investment fund certificates	9.5	23.9	32.3	36.6
Total Liquidity portfolio	**612.3**	**1,304.6**	**988.6**	**1,379.6**
Financial Investments				
Fixed-interest securities				
Bonds and debt securities by public sector	1,944.5	2,442.6	2,389.7	2,224.9
Bonds and debt securities by other issuers	349.0	281.9	329.4	362.3
Equity participations				
Affiliated companies	18.1	24.2	35.2	39.5
Companies accounted for using the equity method	15.1	22.1	24.7	24.9
Other interests	40.7	36.5	8.4	8.0
Total investment portfolio	**2,367.5**	**2,807.2**	**2,787.5**	**2,659.6**
Total securities	**5,024.0**	**5,578.1**	**6,085.3**	**6,373.9**

Breakdown of Funding Sources

The following table presents our sources of deposits and borrowed funds as of December 31, 2004, 2005 and 2006 and as of June 30, 2007, broken down by certain major categories and the percentage of those categories of total funding.

	As of December 31,						As of June 30,	
	2004		2005		2006		2007	
	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)	(in € millions)	(in %)
Deposits								
Customer Deposits								
Savings deposits	958.3	4	1,442.1	4	1,328.1	3	1,437.2	3
Time deposits by customers	10,315.0	40	12,752.7	35	17,309.4	34	19,034.8	34
Sight deposits by customers	6,896.2	27	10,694.7	29	14,518.8	28	15,228.4	27
Deposits by banks								
Sight deposits by banks	475.6	2	253.4	1	1,391.5	3	1,877.0	3
Time deposits by banks	6,144.2	24	9,983.1	27	12,422.1	25	15,042.8	27
Total deposits	**24,789.2**	**96**	**35,126.0**	**96**	**46,969.9**	**94**	**52,620.2**	**94**
Debts evidenced by certificates								
Issued debt securities	368.9	1	391.4	1	843.1	2	1,022.8	2
Issued money market instruments	5.9	0	4.1	0	60.9	0	294.1	1
Other liabilities evidenced by paper	287.7	1	363.6	1	517.7	1	631.7	1
Total debts evidenced by certificates	**662.5**	**3**	**759.1**	**2**	**1,421.7**	**3**	**1,948.5**	**3**
Subordinated liabilities	422.7	2	529.4	1	821.4	2	805.0	1
Supplementary capital	21.0	0	51.3	0	594.8	1	595.2	1
Total funding	**25,895.4**	**100**	**36,465.8**	**100**	**49,807.8**	**100**	**55,969.0**	**100**

Analysis of Loans and Advances

Breakdown of Loans and Deposits of Original Maturity

The following tables set forth, for the periods indicated, the maturities and categories of our deposits.

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(in € millions)					
Loan Portfolio by Borrower						
Loans and advances to customers						
Loans to public sector	518	719	453.5	638.4	870.0	807,0
Loans to commercial enterprises	6,363	8,248	11,759.0	17,469.4	23,791.0	28,415.4
Loans to individuals	1,323	2,659	3,867.0	6,515.2	10,299.3	12,564.9
Loans to other non-bank institutions	37	81	162.5	91.0	82.4	110.2
Total loans and advances to customers	**8,240**	**11,707**	**16,242.0**	**24,714.0**	**35,042.7**	**41,897.5**
Loans and advances to credit institutions						
Long-term loans to credit institutions	31	94	752.6	1,423.1	1,240.8	2,720.1
Other loans and advances to credit institutions	2,688	3,426	4,026.8	4,371.2	6,961.6	6,087.1
Total loans and advances to credit institutions	**2,719**	**3,521**	**4,779.4**	**5,794.3**	**8,202.4**	**8,807.2**
Total loans and advances	**10,959**	**15,227**	**21,021.4**	**30,508.3**	**43,245.2**	**50,704.7**
Loan Portfolio by Maturity						
Loans and advances to customers						
Without maturity	615	732	1,245.3	1,748.5	3,043.4	3,668.3
Less than five years	6,613	9,471	12,675.7	19,044.4	25,774.4	29,409.5
More than five years	1,012	1,503	2,321.1	3,921.1	6,224.9	8,819.7
Total loans and advances to customers	**8,240**	**11,707**	**16,242.1**	**24,714.0**	**35,042.7**	**41,897.5**
Loans and advances to credit institutions						
Without maturity	392	1,172	774.0	1,071.6	2,180.5	3,101.2
Less than five years	2,198	2,266	3,948.7	4,709.2	5,970.0	5,640.3
More than five years	128	82	56.7	13.5	51.9	65.6
Total loans and advances to credit institutions	**2,719**	**3,521**	**4,779.4**	**5,794.3**	**8,202.4**	**8,807.2**
Total loans and advances	**10,959**	**15,227**	**21,021.5**	**30,508.3**	**43,245.2**	**50,704.7**

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain of our assets and liabilities as of December 31, 2004, 2005 and 2006 and as of June 30, 2007.

	As of December 31, 2004					
	Without maturity	Payable on demand	Up to one year	Between one and five years	More than five years	Total
	(in € millions)					
Assets						
Loans and advances to banks	—	774.0	3,863.3	85.4	56.7	4,779.4
Loans and advances to customers	—	1,245.3	6,837.9	5,840.0	2,321.1	16,242.1
Trading assets	39.4	—	1,158.8	567.7	681.2	2,447.0
Other current financial assets	10.4	—	428.9	164.9	8.1	612.3
Financial investments	74.0	—	1,416.8	846.2	30.5	2,367.5
Total	**123.7**	**2,019.3**	**13,705.7**	**7,504.1**	**3,097.6**	**26,448.4**
Liabilities						
Deposits by banks	—	475.6	2,729.8	2,741.9	672.5	6,619.8
Customer deposits	—	7,363.9	9,258.5	548.8	998.3	18,169.5
Debts documented by certificates	—	—	272.7	326.1	63.7	662,5
Subordinated liabilities	—	—	6.9	40.2	396.6	443.7
Total	—	**7,839.4**	**12,267.9**	**3,657.0**	**2,131.1**	**25,895.4**

	As of December 31, 2005					
	Without maturity	Payable on demand	Up to one year	Between one and five years	More than five years	Total
	(in € millions)					
Assets						
Loans and advances to banks	—	1,071.6	4,567.3	141.9	13.5	5,794.3
Loans and advances to customers	—	1,748.5	9,764.8	9,279.6	3,921.1	24,714.0
Trading assets	37.9	—	306.8	829.7	481.8	1,656.3
Other current financial assets	26.8	—	862,5	397.0	36.4	1,322.7
Financial investments	82.8	—	1,247.7	1,413.8	63.0	2,807.2
Total	**147.6**	**2,820.1**	**16,749.1**	**12,062.0**	**4,515.7**	**36,294.5**
Liabilities						
Deposits by banks	—	253.4	4,408.8	4,785.1	789.2	10,236.5
Customer deposits	—	11,654.0	12,224.8	909.1	10.2	24,798.1
Debts documented by certificates	—	—	367.7	338.1	53.2	759.1
Subordinated liabilities	—	—	9.9	68.0	502.8	580.7
Total	—	**11,907.4**	**17,011.2**	**6,100.4**	**1,355.3**	**36,374.4**

	As of December 31, 2006					
	Without maturity	Payable on demand	Up to one year	Between one and five years	More than five years	Total
			(in € millions)			
Assets						
Loans and advances to banks	—	2,180.5	5,834.5	135.6	51.9	8,202.4
Loans and advances to customers	—	3,043.4	12,973.1	12,801.3	6,224.9	35,042.7
Trading assets	48.4	—	934.2	1,167.1	534.1	2,683.7
Other current financial assets	35.3	—	335.1	407.9	216.7	995.1
Financial investments	68.3	—	1,325.3	1,350.1	43.8	2,787.5
Total	**152.0**	**5,223.9**	**21,402.1**	**15,861.9**	**7,071.4**	**49,711.4**
Liabilities						
Deposits by banks	—	1,391.5	5,359.1	6,553.3	509.7	13,813.6
Customer deposits	—	15,264.9	16,285.1	1,462.7	143.6	33,156.3
Debts documented by certificates	—	—	632.2	731.2	58.3	1,421.7
Subordinated liabilities	503.1	—	26.2	220.8	666.1	1,416.2
Total	**503.1**	**16,656.3**	**22,302.6**	**8,968.0**	**1,377.8**	**49,807.8**

	As of June 30, 2007					
	Without maturity	Payable on demand	Up to one year	Between one and five years	More than five years	Total
			(in € millions)			
Assets						
Loans and advances to banks	—	3,101.2	5,547.8	92.5	65.6	8,807.2
Loans and advances to customers	—	3,668.3	14,796.7	14,612.8	8,819.7	41,897.5
Trading assets	92.1	—	818.8	1,196.7	605.9	2,713.6
Other current financial assets	36.9	—	326.1	633.3	385.8	1,382.2
Financial investments	72.4	—	954.2	1,593.9	39.1	2,659.6
Total	**201.4**	**6,769.6**	**22,443.5**	**18,129.3**	**9,916.2**	**57,460.0**
Liabilities						
Deposits by banks	—	1,877.0	7,092.9	7,273.1	676.8	16,919.8
Customer deposits	—	15,857.7	17,939.1	1,778.3	125.3	35,700.4
Debts documented by certificates	—	—	659.2	1,189.9	99.3	1,948.5
Subordinated liabilities	503.4	—	14.5	166.4	716.0	1,400.3
Total	**503.4**	**17,734.7**	**25,705.7**	**10,407.8**	**1,617.4**	**55,969.0**

Lending Volume

The following tables set forth, for the periods indicated, information on our credit exposure on loans to banks and customers, as well as our total credit exposure on securities and shares, contingent liabilities and undrawn credit facilities.

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
Balances at central banks	701.5	1,338.3	1,452.2	2,124.7	2,926.6	1,910.3
Loans and advances to banks	2,718.8	3,520.5	4,779.4	5,794.3	8,202.4	8,807.2
Loans and advances to customers	8,240.5	11,706.4	16,242.0	24,714.0	35,042.7	41,897.5
of which public sector	517.7	719.4	453.5	638.4	870.0	807.0
of which corporate customers	6,362.8	8,248.0	9,331.1	15,832.2	21,677.1	25,829.0
of which retail customers	1,323.1	2,658.6	6,294.9	8,152.4	12,413.2	15,151.3
of which mortgage loans	971.8	1,881.5	2,874.7	5,971.2	7,382.1	10,049.4
of which financial leasing	0.0	982.1	1,325.7	1,723.8	2,307.3	2,723.6
Securities	1,990.0	2,413.2	4,928.3	5,445.4	5,958.4	6,240.3
Derivatives	108.5	132.8	428.5	207.1	349.2	434.7
Contingent Liabilities	1,196.2	1,439.2	1,733.6	2,934.6	3,675.6	4,171.1
Undrawn Credit Facilities	2,601.7	3,065.5	4,205.4	6,800.7	9,360.8	11,119.1
Total credit exposure	**17,557.1**	**23,616.0**	**33,769.4**	**48,020.8**	**65,515.9**	**74,580.2**

Cross Border Exposure

The following table includes all our claims and contingent claims against residents and non-residents, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a system of country limits set by RZB as parent banking institution, which are regularly reviewed to avoid over-exposure to any particular economic or political risk. The following table sets forth our on- and off-balance sheet exposure by country of ultimate risk.

	As of December 31,			As of June 30,
	2004	2005	2006	2007
		(in € millions)		
Hungary	5,610.5	6,265.1	7,523.7	8,367.7
Slovakia	4,697.7	5,616.5	7,300.4	7,880.1
Croatia	3,081.1	3,969.9	5,196.7	5,612.7
Poland	2,998.4	4,101.4	5,059.5	5,376.9
Russia	2,581.5	4,581.6	8,527.8	10,737.5
Czech Republic	2,364.4	2,470.6	4,168.9	5,869.5
Romania	2,203.7	3,243.6	4,917.4	5,317.8
Albania	1,369.0	1,429.5	1,625.0	1,717.9
Serbia and Montenegro	1,072.8	2,049.5	2,933.6	3,172.6
Slovenia	732.1	1,043.7	1,083.3	1,026.8
Bosnia & Herzegovina	923.1	1,216.0	1,699.1	2,026.4
Bulgaria	869.0	1,453.0	2,416.8	2,988.4
Ukraine	606.9	4,367.1	4,665.2	6,073.7
Belarus	528.9	712.7	984.9	1,069.9
Other CEE countries	1.9	21.1	70.9	70.0
Austria	927.1	1,537.8	2,758.3	4,053.1
Other European countries	2,332.7	2,051.4	3,296.2	2,739.8
Other countries	383.0	630.3	723.5	479.2
Total	**33,283.9**	**46,760.9**	**64,951.1**	**74,580.0**

The following table shows our prevailing average interest rates and average yields, spreads and margins for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007.

Average Interest Rates, Yields and Margins

	Year ended December 31,			Six months ended June 30,
	2004	2005	2006	2007
		(in % p.a.)		
Historical rates Eurozone				
3-month EURIBOR	2.2	2.5	3.7	4.2
10-year Swap	3.8	3.5	4.2	4.9
U.S.				
3-month LIBOR	2.6	4.5	5.4	5.4
10-year Swap	4.6	4.9	5.2	5.7
Russia				
3-month	9.3	6.3	6.0	5.5
10-year Swap	7.1	6.9	6.5	6.3
Hungary				
3-month	3.5	6.3	8.1	7.7
10-year Swap	4.4	6.7	6.8	6.7
Slovakia				
3-month	6.5	3.0	4.6	4.2
10-year Swap	5.8	3.7	4.2	4.8
Ukraine				
3-month	5.6	15.3	12.8	9.8
Croatia				
3-month	2.5	6.0	4.6	5.8
10-year Swap	4.1	4.1	4.5	5.2
Romania				
3-month	—	5.2	7.0	6.9
10-year Swap	—	7.5	5.8	6.0
Poland				
3-month	—	4.5	4.1	4.6
10-year Swap	—	5.0	5.1	5.7
Czech Republic				
3-month	—	2.1	2.5	3.0
10-year Swap	—	3.5	3.7	4.6
Raiffeisen International Bank-Holding AG				
Yields, spreads and margins				
Gross yield	8.00%	7.38	8.16	8.73
Interest spread	4.25%	4.34	4.63	4.81
Net interest margin	3.95%	4.22	4.44	4.63

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income attributable to changes in volumes and those attributable to changes in interest rates for the years ended December 31, 2005 (over 2004) and December 31, 2006 (over 2005) and for the six months ended June 30, 2007 (over 2006). Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	Year ended December 31,						Six months ended June 30,		
	2005 over 2004			2006 over 2005			2007 over 2006		
	Net change	Volume-related change	Rate-related change	Net change	Volume-related change	Rate-related change	Net change	Volume-related change	Rate-related change
	(in € millions)								
Interest and similar income									
Interest income									
From loans and advances to banks	60.0	51.7	8.3	150.5	69.4	81.1	55.7	14.1	41.7
From loans and advances to customers	454.7	545.6	(90.8)	1,022.0	679.7	342.3	559.4	56.6	502.8
From financial assets available-for-sale	11.9	29.1	(17.1)	(13.8)	7.7	(21.5)	9.8	1.7	8.1
From financial investments held-to-maturity	35.1	108.0	(72.9)	(7.8)	13.2	(21.0)	(3.6)	2.1	(5.7)
From derivative financial instruments (non-trading)	(29.3)	(29.3)	—	(5.9)	(5.9)	—	0.9	0.9	—
Current income									
Interest income and income from securities and participating interests	(0.7)	(0.7)	—	(0.1)	(0.1)	—	(0.4)	(0.4)	—
Other interest-like income	2.2	2.2	—	1.8	1.8	—	(0.8)	(0.8)	—
Total interest income	**534.0**	**706.5**	**(172.5)**	**1,146.7**	**765.9**	**380.8**	**621.1**	**74.2**	**546.9**
Interest and similar expenses									
Interest expenses									
On deposits from banks	83.6	81.6	2.0	256.2	100.4	155.7	88.2	13.9	74.3
On deposits from customers	42.5	234.8	(192.4)	270.2	186.0	84.1	195.8	22.2	173.5
On liabilities evidenced by paper	(0.4)	9.9	(10.3)	24.7	13.9	10.8	21.0	(0.1)	21.1
On subordinated capital	8.8	4.3	4.4	29.4	17.7	11.7	21.9	1.8	20.0
Other interest like expenses	(7.5)	(7.5)	—	2.7	2.7	—	3.6	3.6	—
Total interest expense	**126.9**	**323.1**	**(196.2)**	**583.1**	**320.7**	**262.4**	**330.5**	**41.4**	**289.0**
Net Interest Income	**407.1**	**383.4**	**23.7**	**563.6**	**445.1**	**118.5**	**290.6**	**32.8**	**257.8**

General

We have a two-tier management and oversight structure, consisting of the Supervisory Board (*Aufsichtsrat*) and the Management Board (*Vorstand*).

The Supervisory Board elects the members of the Management Board for a maximum period of five years. However, the Supervisory Board may call for the resignation of Management Board members prematurely for material reasons (for example violation of duties and a vote of no confidence by the shareholders' meeting).

The Management Board is solely responsible for managing the Company and is not bound by instructions from the shareholders' meeting or from the Supervisory Board. Certain transactions specified by law require the prior approval of the Supervisory Board and the Articles of Association or the internal rules of procedure may require the approval of the Supervisory Board for certain actions of the Management Board. The Management Board may present, or, in the case of transactions subject to approval, the Supervisory Board may present motions for approval to the shareholders' meeting, which is usually only taken in cases of fundamental corporate restructuring (for example disposal of major divisions of a company).

For a more detailed discussion of procedures, duties and liabilities of the Management Board and the Supervisory Board, and relevant provisions of the Articles of Association and the Austrian Stock Corporation Act (*Aktiengesetz*), see "Description of Share Capital and Summary Articles of Association—Our Management Board" and "Description of Share Capital and Summary Articles of Association—Our Supervisory Board."

Management Board

Pursuant to our Articles of Association, our Management Board consists of a minimum of two and a maximum of seven members. See "Description of Share Capital and Summary Articles of Association—Our Management Board". The current members of our Management Board, their age, their responsibilities in the Company and their terms of office are listed below:

Name	Age	Appointed	Term Expiration	Responsibility
Herbert Stepic	60	June 14, 2001	June 14, 2011	Chairman and Chief Executive Officer (CEO): Human Resources, Management Secretariat, Communications, Legal & Compliance, Internal Audit
Heinz Wiedner	54	June 14, 2001	June 14, 2011	Chief Operating Officer (COO): Group IT, Process & Productivity Management, Organization & Project Office, Shared Service Centers & Country Coordination
Rainer Franz	64	January 20, 2003	January 20, 2008	Executive Development, Training
Aris Bogdaneris	43	September 27, 2004	September 27, 2009	Retail Banking: Consumer Banking, SE Banking, Products and Marketing, Sales & Distribution, Affluent Banking, Fund/Asset Management
Peter Lennkh	44	September 27, 2004	September 27, 2009	Corporate Banking & Network Coordination: Corporate Relationships & Banking Alliances, Corporate Banking, Corporate Banking Products,, Raiffeisen Leasing International, Regional Offices, Real Estate Development
Martin Grüll	47	January 3, 2005	January 3, 2010	Chief Financial Officer (CFO): Corporate Risk Management, Retail Risk Management, Group Controlling & Accounting, Investor Relations, Treasury Coordination & Network Asset Liability Management, Strategic Portfolio Management

Herbert Stepic

Herbert Stepic, born on December 31, 1946, graduated from the Vienna University of Economics and Business Administration with PhD and masters degrees. He joined Genossenschaftliche Zentralbank AG (now RZB) in the foreign trade promotion department in 1973 and starting in 1978 he headed the department for correspondent banking. Dr. Stepic became a member of RZB's Management Board in 1987 and since then has been responsible for RZB's international business. In 1995, Dr. Stepic was appointed Deputy Chairman of RZB's management board.

Heinz Wiedner

Heinz Wiedner, born on June 28, 1953, holds a masters degree in business administration from the University of Graz and started his professional career with Citibank Austria as head of financial control in 1977. From 1979 to 1983, Mr. Wiedner was the project manager of system development and implementation at Citibank, Brussels. In 1983, he moved to Citibank, Buenos Aires, as head of operations and technology. From 1986 to 1988, he served as head of information business for Latin America at Citicorp Latino, Miami. In 1988, he relocated to Citibank, London and headed the department for cash management services. In 1993, Mr. Wiedner joined RZB as head of payment services. From 1995 until his current appointment, he was division head of transaction services and managing director of Raiffeisen Service Center, responsible for the payments system of the entire RZB Group.

Rainer Franz

Rainer Franz, born on March 17, 1943, graduated from the University of Economics and Business Administration, Vienna, with a Masters degree and also holds a MBA from the University of Notre Dame, Indiana, USA. He started his professional career with Chase Manhattan Bank New York, New York, in 1972 and held positions in New York, Tokyo, Hong Kong and Manila. In 1979 he moved to DG Bank, Deutsche Genossenschaftsbank, Frankfurt/Main, and had positions in Hong Kong and managed its Singapore branch. In 1986 he joined the Commercial Bank of Greece, Frankfurt/Main, as General Manager and held that position until his appointment as Deputy Chairman of the Board of Directors and Deputy General Manager at Tatra banka a.s., Bratislava, in 1990. In 1997 he was appointed Chairman of the Board and Chief Executive Officer of Tatra banka a.s. which he held until 30 June 2007.

Aris Bogdaneris

Aris Bogdaneris, born on October 26, 1963, graduated from the Johns Hopkins University, Washington with a Masters Degree in International Economics and International Relations in 1992. After beginning his career with Citicorp in Toronto he later worked in the Corporate Finance Division at ABN AMRO in Budapest and Warsaw. In 1995 Mr. Bogdaneris joined General Electric Company in the U.S. and undertook various assignments with GE Capital in France, Germany, Japan, Singapore, Mexico and the U.S. In 1998 he took over the position of COO of Budapest Bank (100% subsidiary of GE Capital), and in 2001 became Deputy CEO and a Member of the Board of Directors responsible for Retail Banking. From January 2004 until his assignment with the Company he served as the acting CEO.

Peter Lennkh

Peter Lennkh, born on June 10, 1963, graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with RZB, as an account manager in the international department, in 1988. From 1990 to 1992, he headed the international project finance department at Creditanstalt Leasing. In 1992, he rejoined the RZB Group and was appointed deputy member of the management board of Raiffeisenbank Czech Republic in charge of credit, risk management and Austrian corporate customers, as well as managing director of Raiffeisen Leasing Czech Republic. In 1997, Mr. Lennkh re-joined RZB and has held several positions, including division head of international corporate customers, and managing director of Raiffeisen Leasing International and Raiffeisen Property Invest. In 1999 he was appointed head of trade and export finance division which he held until his appointment with us.

Martin Grüll

Martin Grüll, born on October 25, 1959, graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with RZB in the international loan department in 1982. From 1988 to 1998, he headed the international corporate banking division. In 1998, he joined Bank Austria Handelsbank AG as a member of the management board and served as chairman of the management board until 2002. In 2002, Mr. Grüll was appointed senior general manager Central & Eastern Europe at Bank Austria Creditanstalt AG and he held this function until his assignment with us.

Supervisory Board

The current members of our Supervisory Board, their ages, their positions and their terms of office are listed below:

Name	Age	Elected	Term Expiration	Position
Walter Rothensteiner	54	June 7, 2006	Shareholder meeting which resolves on the discharge from the liability for the business year 2011	Chairman
Manfred Url	50	June 7, 2006	Shareholder meeting which resolves on the discharge from the liability for the business year 2011	Deputy of the Chairman
Karl Sevelda	57	June 7, 2006	Shareholder meeting which resolves on the discharge from the liability for the business year 2011	Member
Patrick Butler	50	September 28, 2004	Shareholder meeting which resolves on the discharge from the liability for the business year 2009	Member
Peter Woicke	64	January 24, 2005	Shareholder meeting which resolves on the discharge from the liability for the business year 2009	Member
Stewart Gager	66	January 24, 2005	Shareholder meeting which resolves on the discharge from the liability for the business year 2009	Member

Walter Rothensteiner, Chairperson of the Supervisory Board

Walter Rothensteiner, born on March 7, 1953, is CEO and Chairman of the Management Board of RZB. In this function he is responsible for, inter alia accounting, controlling, human resources, audit, legal & compliance, participation management, tax. He graduated from the University of Economics and Business Administration, Vienna with a doctor degree and started his professional career with Raiffeisenlandesbank Niederöstereich, where he was employed from 1975 until 1990. At the end of his employment at this bank he was a member of the board of directors. He was appointed board member in Leipnik Lundenburger Industrie Aktiengesellschaft for seven years and at Agrana Beteiligungs AG for four years. He has served as Chairman of our Supervisory Board since 2001.

Manfred Url, Deputy of the Chairperson of the Supervisory Board

Manfred Url, born on October 3, 1956, is a member of the Management Board of RZB. In this function he is responsible for, inter alia, information technology, organization, credit management, and marketing. He graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with Raiffeisenlandesbank Steiermark where he was appointed to the managing board in 1994. He was appointed to our Supervisory Board in 2001.

Karl Sevelda, member of the Supervisory Board

Karl Sevelda, born on January 31, 1950, is a member of the Management Board of RZB. In this function he is responsible for, inter alia, Austrian and multinational corporate clients, corporate, trade and export finance and customer services. He graduated from the University of Economics and Business Administration, Vienna with a doctors degree and started his professional career with Creditanstalt Bankverein where he had served for 19 years. He was appointed to our Supervisory Board in 2001.

Patrick Butler, member of the Supervisory Board

Patrick Butler, born on February 14, 1957, is a member of the Management Board of RZB. In this function he is responsible for, inter alia, global markets, global treasury, economics and financial market research. He graduated from the University of Oxford as Master of Arts and he started his career with Chemical Bank. In his early career he was head of syndications of Nat West group and president of Chemical Bank International Securities. In 1988 he took over the position of division head for capital markets with Creditanstalt and became group treasurer with Bank Austria-Creditanstalt in 1998. He joined Arab Bank as Global Treasurer in 2001 where he served until his appointment to the Management Board of RZB 2004. He was appointed to our Supervisory Board in 2004.

Peter Woicke, member of the Supervisory Board

Peter Woicke, born on January 29, 1943, is retired former Executive Vice President of IFC. He served in different functions at JP Morgan over 30 years and was responsible, inter alia, for the banking business of a subsidiary in Beirut and headed the global oil and gas group. He was appointed chairman of JP Morgan Securities Asia and member of JP Morgan Executive Management Group. From 1999 since 2005 he was Executive Vice President of the International Finance Corporation. He was appointed to our Supervisory Board in 2005.

Stewart Gager, member of the Supervisory Board

Stewart Gager, born on November 15, 1940, is financial consultant and principal of Popham Financial Consulting. He graduated with honors in political science and economics from Duke University. After US Marine Corps service as an officer, he worked for the Chase Manhattan Bank in various positions. He was appointed Senior Vice President in 1981. After 21 years at Chase Manhattan Bank, he was appointed to various positions at HSBC/Midland Bank to include Group Risk Management Director and Managing Director Americas. Returning to Chase Manhattan Bank in 1995, he was appointed Managing Director responsible globally for shipping, aerospace and real estate groups. He was appointed to our Supervisory Board in 2005.

Supervisory Board Committees

We currently have three committees, our Personnel Committee, our Audit Committee and our Working Committee, as described below. See also "Description of Share Capital and Summary Articles of Association—Our Management Board and "Description of Share Capital and Summary Articles of Association—Our Supervisory Board."

Personnel Committee

Our personnel committee currently consists of Walter Rothensteiner and Manfred Url.

The competences of the personnel committee are regulated by our internal rules of procedures of the Supervisory Board and the personnel committee and cover the legal relationship between our company and the active and the retired members of our Management Board, with the exception of the appointment and the revocation of the appointment of such members.

Audit Committee

Our audit committee currently consists of Walter Rothensteiner, Manfred Url and Karl Sevelda. The competences are determined by the Stock Corporation Act and regulated by our internal rules of procedures of the Supervisory Board and the Audit Committee and cover the review and examination of the annual financial statements, the proposal for the distribution of profits and the annual report of our company.

Working Committee

Our working committee currently consists of Walter Rothensteiner and Manfred Url. The competences of the working committee are regulated by our internal rules of procedures of the Supervisory Board and the working committee and cover for example but are not limited to minor disposals of participations, certain shareholder agreements, profit sharing agreements and the appointments to the management and supervisory boards of group entities.

Additional Information Relating to Members of the Management Board and Supervisory Board

The members of our Management Board and our Supervisory Board can be reached at the Company's business address at Am Stadtpark 9, A-1030 Vienna, Austria.

When EBRD and IFC became our minority shareholders in 2004, they signed shareholders' agreements and subscription agreements with both RZB and us. Both EBRD and IFC had the right to nominate representatives to our Supervisory Board until the expiration of the lock-up in October 2005.

Conflicts of Interest

Each member of our Management Board must immediately disclose any conflict of interest to our Supervisory Board and inform the other members of our Management Board of the conflict. Management Board members may hold offices, including supervisory board positions in unrelated companies, subject only to the approval of the working committee of the supervisory board.

The various functions held by our Supervisory Board members might cause a potential conflict of interest in specific circumstances. However, our Supervisory Board members are required to disclose immediately any conflict of interest to our Supervisory Board, especially if such conflicts may arise as a result of consultancy services or by holding a board position with a business partner.

No family ties between the members of our Management Board or Supervisory Board or any senior managers of the Company exist.

Individual members of our Management and our Supervisory Board own capital stock of the Company or of its subsidiaries.

No member of our Management Board or Supervisory Board has, at any time in the five years prior to the date of this Prospectus:

- been convicted in relation to a fraudulent offense;
- been associated with any bankruptcies, receiverships or liquidations in the capacity of any of these positions;
- been subject to any official public incrimination and/or sanctioned by any statutory or regulatory authority (including any designated professional body); or
- been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of the affairs of any company.

Positions Held by the Members of the Management Board and the Supervisory Board outside of the Group

The following list sets out the names of all companies and partnerships outside our Group of which each of the members of our Management Board and our Supervisory Board has been a member of the administrative, management boards or supervisory boards or a partner (as the case may be) in the five years prior to the date of this Prospectus. The list also indicates whether or not the individual is still a member of the administrative, management boards or supervisory bodies.

In the following list, the abbreviation "MB" denotes "management board," and "SB" denotes "supervisory board."

Name	Name of the Company/Partnership	Position	Current function (yes/no)
Management Board			
Herbert Stepic	Cembra Beteiligungs GmbH	MB	yes
	Raiffeisen International Beteiligungs GmbH	MB	yes
	Raiffeisen Zentralbank Österreich Aktiengesellschaft	MB	yes
	Raiffeisen Centrobank AG	SB	yes
	Oesterreichische Kontrollbank AG	SB	yes
	OMV Aktiengesellschaft	SB	yes
	Raiffeisen-Unic-Holding-GmbH	SB	no
	RZB Private Equity Holding AG	SB	no
	S&T System Integration & Technology Distribution AG	SB	no
Heinz Wiedner	A-Trust Gesellschaft für Sicherheitssysteme im elektronischen Datenverkehr GmbH	SB	no
	Europay Austria Zahlungsverkehrssysteme GmbH	SB	no
	Hobex AG	SB	no
Rainer Franz	na		
Aris Bogdaneris	na		
Peter Lennkh	na		
Martin Grüll	Stefan Stolitzka Privatstiftung	MB	yes
	AWT International Trade AG	SB	no
	VISA-Service Kreditkarten Aktiengesellschaft	SB	no
Supervisory Board			
Walter Rothensteiner	Österreichische Raiffeisen Einlagensicherung reg.Gen.m.b.H.	MB	yes
	Cembra Beteiligungs GmbH	MB	yes
	Raiffeisen International Beteiligungs GmbH	MB	yes
	Raiffeisen Zentralbank Österreich Aktiengesellschaft	MB	yes
	Casinos Austria AG	SB	yes
	Casinos Austria International Holding GmbH	SB	yes
	Raiffeisen Centrobank AG	SB	yes
	Kathrein & Co. Privatgeschäftsbank Aktiengesellschaft	SB	yes
	Kurier Redaktionsgesellschaft mbH	SB	yes
	Kurier Zeitungsverlag und Druckerei Gesellschaft mbH	SB	yes
	LEIPNIK-LUNDENBURGER INVEST Beteiligungs Aktiengesellschaft	SB	yes
	Oesterreichische Kontrollbank AG	SB	yes
	Österreichische Lotterien Ges.m.b.H.	SB	yes
	ÖPAG Pensionskassen Aktiengesellschaft	SB	yes
	Österreichische Volksbanken-Aktiengesellschaft	SB	yes
	ÖVK Vorsorgekasse AG	SB	yes
	Raiffeisen Bausparkasse Gesellschaft m.b.H.	SB	yes
	UNIQA Versicherungen AG	SB	yes

Name	Name of the Company/Partnership	Position	Current function (yes/no)
	Wiener Staatsoper GmbH	SB	yes
	Osterreichische Nationalbank	SB/*Generalrat*	yes
	Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft	SB	no
	BL Syndikat Beteiligungs Gesellschaft m.b.H.	SB	no
	NOTARTREUHANDBANK AG	SB	no
	Österreichische Galerie Belvedere	SB	no
	RZB Private Equity Holding AG	SB	no
	ZEITSCHRIFTEN Verlagsbeteiligungs GmbH	SB	no
Manfred Url	EUROPAY AUSTRIA		
	Cembra Beteiligungs GmbH	MB	yes
	Raiffeisen International Beteiligungs GmbH	MB	yes
	Raiffeisen Zentralbank Österreich Aktiengesellschaft	MB	yes
	Zahlungsverkehrssysteme GmbH	SB	yes
	Österreichische Lotterien Ges.m.b.H.	SB	yes
	Raiffeisen Datennetz Gesellschaft m.b.H.	SB	yes
	Raiffeisen Informatik GmbH	SB	yes
	RSC Raiffeisen Daten Service Center GmbH	SB	yes
	Raiffeisen Vermögensverwaltungsbank AG	SB	yes
	VISA-SERVICE Kreditkarten Aktiengesellschaft	SB	yes
	Centralised Raiffeisen International Services & Payments S.R.L.	SB	yes
	"MAREA" Holding GmbH	SB	no
	First Data Austria GmbH	SB	no
	Investkredit Bank AG	SB	no
	Medicur Sendeanlagen GmbH	SB	no
	Studiengesellschaft für Zusammenarbeit im Zahlungsverkehr (STUZZA) G.m.b.H.	SB	no
	Tele2 Telecommunication GmbH	SB	no
Karl Sevelda	Bene Privatstiftung	MB	yes
	FEPIA Privatstiftung	MB	yes
	Herbert Depisch Privatstiftung	MB	yes
	Cembra Beteiligungs GmbH	MB	yes
	Raiffeisen International Beteiligungs GmbH	MB	yes
	Raiffeisen Zentralbank Österreich Aktiengesellschaft	MB	yes
	BENE AG	SB	yes
	Raiffeisen Centrobank AG	SB	yes
	Österreichische Bundesbahnen-Holding Aktiengesellschaft	SB	yes
	ÖBB-Infastruktur Bau Aktiengesellschaft	SB	yes
	Raiffeisen Investment Aktiengesellschaft	SB	yes
	RZB Private Equity Holding AG	SB	yes
	BTS Holding a.s.	SB	yes
	A.S.A Abfall Service AG	SB	no
	Investkredit Bank AG	SB	no
	NOAG GmbH	SB	no
	Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H.	SB	no
	Raiffeisen evolution project development GmbH	SB	no
	top.equity Unternehmensbeteiligungs AG	SB	no
	Unternehmens Invest Aktiengesellschaft	SB	no
Patrick Butler	Cembra Beteiligungs GmbH	MB	yes
	Raiffeisen International Beteiligungs GmbH	MB	yes
	Raiffeisen Zentralbank Österreich Aktiengesellschaft	MB	yes
	Wiener Börse AG	SB	yes
	Raiffeisen Centrobank AG	SB	yes

Name	Name of the Company/Partnership	Position	Current function (yes/no)
	Kathrein & Co. Privatgeschäftsbank Aktiengesellschaft	SB	yes
	Raiffeisen Investment Aktiengesellschaft	SB	yes
	RSC Raiffeisen Daten Service Center GmbH	SB	yes
	Raiffeisen Wohnbaubank Aktiengesellschaft	SB	yes
	RZB Private Equity Holding AG	SB	yes
Peter Woicke	Anglo American plc	SB	yes
	Plugpower Inc.	SB	yes
	MTN Group Limited	SB	yes
	Aldwych Holdings Ltd	SB	yes
	International Youth Foundation	SB	yes
	Pro-Credit Holding	SB	no
Stewart Gager	Strategic Investments Group Ltd.	SB	yes

Certain members of RI's Management Board and Supervisory Board are also members of advisory boards (*Beirat*) of other companies outside the RI Group.

Management Compensation

Management Board Compensation

The remuneration of the members of our Management Board consists of a fixed salary and of a performance related component, which depends on the member's degree of responsibility, the Company's performance with respect to performance targets based on the Group's annual budget as to growth, operating result and other relevant key figures and the financial condition of the Company. The personnel committee of the Supervisory Board currently determines the remuneration of the members of our Management Board.

In 2005, the members of our Management Board received a total remuneration of approximately €3,608,000 (including salary, bonus, pension contributions, payments in kind, insurances). The share of performance-based remuneration components was 28.5%, not including compensation benefits for early termination of the long-term bonus program. In 2006, the members of our Management Board received a total remuneration of approximately €6,886,000. The share of performance-based remunerations components including a special bonus was 58.5%.

Furthermore, the members of our Management Board are entitled to a company car. We have also concluded insurance contracts for the members of the Management Board covering the risks of accidents and aircraft accidents and pays 50% of the premium for health insurance.

Additionally, we are co-insured by a directors' and officers' liability insurance which is taken out by RZB with an extent of cover of €10 million for the members of our Management Board. The insurance contract does not provide for any deductible.

As part of the total remuneration of the members of our Management Board, we pay contributions into a pension fund, which amounted to approximately €100,000 in 2006 and to approximately €50,000 in 2005.

Supervisory Board Compensation

According to our Articles of Association, each member of the Supervisory Board receives reimbursement for cash expenses. Furthermore, each Supervisory Board member receives an annual expense allowance, which is determined annually by the general shareholders' meeting. The following table shows the remuneration payable to each member of our Supervisory Board in the business years 2007, 2006 and 2005:

Remuneration	Payment in 2007 for 2006	Payment in 2006 for 2005	Payment in 2005 for 2004
		(in € thousands)	
Walter Rothensteiner	70	40	30
Manfred Url	60	35	30
Karl Sevelda	50	30	30
Patrick Butler	50	30	7.5
Karl Stoss	na	na	22.5
Peter Woicke	50	30	na
Stewart Gager	50	30	na
Total	**330**	**195**	**120**

Shareholdings and Stock Options

As of July 31, 2007, the following members of our Management Board and our Supervisory Board held shares in the Company:

Member	Ownership in Shares of the Company	Options on Shares of the Company
Management Board		
Herbert Stepic	40,137	—
Aris Bogdaneris	3,000	—
Rainer Franz	6,763	—
Martin Grüll	4,911	—
Peter Lennkh	3,430	—
Heinz Wiedner	4,824	—
Supervisory Board		
Walter Rothensteiner	1,000	—
Manfred Url	1,224	—
Karl Sevelda	324	—
Patrick Butler	4,624	—
Stewart Gager	325	—
Peter Woicke	—	—

As of July 31, 2007 three tranches of the share incentive program (see "—Share Incentive Program") have been issued. The contingent allocation for our Management Board members is as follows:

Tranches	Number of Contingent Shares (Target Amount)	Minimum Number of Contingent Shares	Maximum Number of Contingent Shares
2005	31,416	7,854	47,124
2006	19,299	4,825	28,949
2007	17,238	4,309	25,856

Share Incentive Program

To align the incentives of our senior management with our goal of a long term increase of company value and to attract and retain key performers, a share incentive program for our Management Board members, senior employees of the Company and the management board members of our Network Banks has been implemented. Supervisory board members are not included in that program.

To participate in this share incentive program, eligible executives must buy Shares with their own money (personal investment). After a participant has made this personal investment, the participant will receive a conditional grant of a specific number of Shares ("Target Amount"), which is fixed based on a given percentage

of the salary of the respective board member ("Individual Target Value"). The actual number of Shares, which will be allocated after the performance period of three years, depends on the achievement of two performance targets: (1) the average return on equity ("ROE") over the three year performance period, and (2) the rank of total shareholder return ("TSR") at the end of the performance period compared to the TSR-values of companies listed in the DJ EURO STOXX Banking Index, during the same period of time.

Both performance elements, ROE and TSR, are weighted equally for the determination of the amount of Shares, which will be distributed at the end of the three year performance period. The amount of Shares awarded at the end of a performance period may vary between 25% and 150% of the Target Amount. In any event, the total share value distributed to a participant must not exceed three times the Individual Target Value compared to the date of the respective personal investment.

The share incentive program is intended to be settled by delivering Shares although we may also decide to settle in cash.

	Tranche 2007	Tranche 2006	Tranche 2005
ROE in % min	18	19	16
ROE in % target	23	24	21
ROE in %max	28	29	26
TSR rank min	32	36	36
TSR rank target	21	24	25
TSR rank max	11	12	13

Employees

For the six months ended June 30, 2007 our consolidated Group had an average of 53,903 full-time equivalent employees. The geographic distribution of our employees for the six months ended June 30, 2007 on an average basis was as follows: CIS 27,901, SEE 14,125 and CE 11,661. In addition, we had an average of 216 employees in Austria.

The following table shows our full-time equivalent employees as of December 31, 2004, 2005 and 2006 on an average basis.

Employees	2004	2005	2006
RI Group Total	20,803	28,588	49,173

Our management pays close attention to human resources and employee relations questions and issues and adheres to the principle of fair and equitable treatment for all employees. As a result, we have good relations with our employees through our entire organization.

We believe that the key to our success is our people. We therefore emphasize on training and the development of our workforce. The programs offered range from executive development initiatives for board members to technical training for various functions. In 2006, we invested in approximately two training days at Raiffeisen International Bank-Holding AG and approximately three training days Group-wide which resulted in an amount of approximately €13 million of training costs in the Group in 2006.

Neither the Group nor the Company employs temporary employees to a material extent.

Nine employees have severance pay entitlements according to previous legal regulations. Three Board members have been granted voluntary severance pay entitlements.

We provide a defined contribution company pension plan that provides a disability and retirement pension benefit through a pension fund based on employer and voluntary employee contributions. In addition, one board member and one employee have special pension arrangements resulting from previous pension arrangements for RZB's employees. Two board members were granted special pension arrangements.

This chapter includes a short summary of the most important issues of the Austrian Stock Corporation Act (*Aktiengesetz*), followed by a description of selected parts of our Articles of Association. It should be noted that this description comments on only selected aspects of our Articles of Association and not all their contents.

Our Share Capital and Our Shares

Our Share Capital and Our Shares Prior to the Offering

Our shares are issued as ordinary no-par value voting shares. Shares from future capital increases shall also be issued as no-par value shares. Unless the resolution on the capital increase determines differently, the shares shall be issued as bearer shares. The right to receive individual share certificates is excluded. To the extent legally admissible, the shares issued by us may be represented by global certificates. Our share capital prior to the Offering amounts to €435,448,500.00 and is divided into 142,770,000 fully paid-up ordinary voting bearer shares without par value.

Under Austrian law, no-par value shares (*Stückaktien*) have a nominal portion of the share capital which equals the total amount of the issued share capital divided by the number of shares. The notional portion of the share capital of our ordinary no-par value shares amounts to €3.05 per share.

Own Shares

As of the June 30, 2007, we and our subsidiaries held, directly or indirectly, 534,236 of our own shares, representing 0.37%, of our total number of issued shares. We repurchased own shares primarily because of our Share Incentive Programs. The own shares held by us had an aggregated book value as of June 30, 2007 of €29.3 million and an aggregated calculated notional amount of our share capital of €1.6 million. On June 5, 2007, our shareholders' meeting authorized the repurchase of own shares for a period of up to 18 months starting from June 5, 2007, of up to a total of 10% of the share capital.

General Information on Capital Measures

Austrian law permits us to increase our share capital in any of five ways:

- A shareholder resolution authorizing the issuance of new shares (*ordentliche Kapitalerhöhung*).
- A shareholder resolution authorizing the Management Board under the Articles of Association and subject to approval of the Supervisory Board to issue new shares up to a specified amount (not exceeding 50% of the share capital) within a specified period, which may not exceed five years (authorized capital/*genehmigtes Kapital*).
- A shareholder resolution authorizing the issue of new shares up to a specified amount for specific purposes, such as for employee stock options (not exceeding 10% of the share capital), converting rights granted to holders of convertible bonds or use as consideration in a merger (not exceeding 50% of the share capital) (conditional capital/*bedingtes Kapital*).
- A shareholder resolution authorizing the Management Board to effect a conditional capital increase with the approval of the Supervisory Board in order to grant stock options to employees, executives and members of the management board up to a certain nominal amount (not exceeding 10% of the share capital) (authorized conditional capital/*genehmigtes bedingtes Kapital*).
- A shareholder resolution authorizing the conversion of free reserves or retained earnings into share capital with or without the issuance of new shares (*Kapitalberichtigung*).

Shareholder resolutions which increase our share capital require a simple majority of the share capital present at the shareholders' meeting, unless the subscription rights of existing shareholders are to be excluded, in which case a 75% majority is required. Shareholder resolutions approving conditional or authorized capital each require a 75% majority of the share capital present at the relevant shareholders' meeting.

In general, except for certain reductions of share capital by redemption of own shares, a resolution relating to the reduction of our share capital requires a majority of at least 75% of the share capital present at our shareholders' meeting.

Changes to Our Share Capital and the Shareholder Structure Within Three Years Prior to the Offering

During the last three financial years, our share capital has changed as follows:

Our shareholders' meeting resolved on July 19, 2004 to increase our share capital from €50,000,000 by €300,000,000 to €350,000,000 by issuing 7,500,000 new shares. The newly issued shares were subscribed by RZB for an issue price of €40.00 per share and the notional proportion of each newly issued share following the share capital increase equaled €6.087.

On October 15, 2004, our share capital was increased by €30,434,782.61 to €380,434,782.61 by issuing 5,000,000 shares, of which 2,500,000 were subscribed each by the European Bank for Reconstruction and Development and by the International Finance Corporation for an issue price of €40.00 per share.

In November 2004, RZB sold shares to banks within the RBG Group and their subsidiaries for a price of €40.00 per share. This price was fixed in June 2004. For further information on current shareholders see "Major Shareholders".

As of March 30, 2005, we effected a 2-for-1 share split.

In connection with the initial public offering of our Shares in 2005, our share capital was increased by €54,082,608.70 to €434,517,391.31 by issuing 17,770,000 shares for an issue price of €32.50 per share.

In a shareholders' meeting held on June 5, 2007, our shareholders passed a resolution to increase the share capital (*Grundkapital*) from €434,517,391.31 by €931,108.69 to €435,448,500.00 by means of conversion of fixed-purpose capital reserves (*gebundene Kapitalrücklagen*) without the issue of new shares for the purpose of rounding each share's quota in the share capital (capital adjustment—*Kapitalberichtigung*).

Capital Increase with Respect to the New Shares

The New Shares being offered pursuant to this Prospectus will be issued on the basis of a capital increase from authorized capital. In a shareholders' meeting held on June 5, 2007, our shareholders resolved to authorize the Management Board to increase our share capital against cash contributions by up to €217,724,250.00 to up to €653,172,750.00 by the issue of up to 71,385,000 ordinary no-par value voting bearer shares, such authorization being subject to the consent of the Supervisory Board. On September 17, 2007 the Management Board resolved to issue up to 11,897,500 ordinary no-par value voting bearer shares. Our Supervisory Board approved this resolution by our Management Board on September 17, 2007, and has delegated the approval on the final Offer Price, the determination of the exact number of New Shares to be issued and the formal amendment of the Articles of Association to the working committee.

Share Certificates/Transferability

The Management Board determines the form and content of all share certificates, dividend coupons, renewal coupons, interim certificates or other securities that are issued by our company. The right to receive individual share certificates is excluded by our Articles of Association. Our ordinary bearer shares are freely transferable without the prior approval of the Management Board and the Supervisory Board.

Our Business Objectives

Pursuant to Article 2 of our Articles of Association, the objectives of our business include the participation in domestic and foreign businesses of any kind as well as the acquisition, the holding and the management, in particular as managing shareholder, and the administration of our participation as a holding company for these businesses, in particular the participation in internationally operating banks and financial institutions with a registered seat in Austria and abroad.

In addition, our company may provide advice to, and deliver management services of any kind for, the businesses we are participating in or with whom we are affiliated in any way, to develop and administer projects in Austria and to acquire and dispose of real estate. Furthermore, we may render all services which are directly or indirectly connected with the objectives of our business; in particular, services in the field of corporate organization, automatic data processing and information technology.

Shareholders' Meetings

The shareholders exercise their rights at shareholders' meetings. An annual shareholders' meeting (sometimes also referred to "annual general meeting" or "AGM") is to be held at least once a year in Vienna where we have our registered office. Our Articles of Association provide for the AGM to be held at the latest seven months after the end of the preceding financial year. For the meeting to be validly held at least 21 days' prior notice must be given. During the first 14 days of this period, shareholders are required to deposit their shares with us, an Austrian notary public or at the head office of an Austrian credit institution.

An extraordinary shareholders' meeting may be convened at any time by the Management Board, the Supervisory Board or, under certain circumstances, by minority shareholders who own at least 5% of the shares. At shareholders' meetings shareholders have the right to ask questions and to submit motions for approval regarding all items on the agenda. In general, the shareholders' meeting passes decisions by a simple majority of the votes cast. For certain issues, the Stock Corporation Act and the Articles of Association may require a higher quorum. The law prohibits the issuance of shares with more than one voting right. See "—Shareholders' Rights" below.

The chairman of the Supervisory Board presides at our shareholders' meetings. If the chairman is not present, one of the deputy chairmen presides. All resolutions at the shareholders' meeting may be passed by a simple majority of votes cast or, in the event that the majority of the share capital present is required, by a simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

Within five months of the end of the financial year, our Management Board is required to prepare financial statements which must be audited. Our shareholders' meeting passes a resolution on the appointment of our independent auditors, based on a recommendation from the Supervisory Board. The Supervisory Board, acting on the basis of the shareholders' resolution, notifies the auditors of their appointment.

Shareholders' Rights

Each of our ordinary shares entitles its holder to one vote at our shareholders' meeting. In general, shareholders may pass resolutions at a shareholders' meeting by a simple majority of the votes cast or, in the event that the majority of the share capital present is required to approve a measure, by simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

As our parent company RZB will maintain a majority shareholding after the Offering, some of the most important shareholder rights, and in particular minority rights, are discussed below.

By law the following measures require a majority of at least 75% (which may not be reduced by our Articles of Association) of the share capital present at a shareholders' meeting:

- change of the business purpose;
- increase of the share capital with a simultaneous exclusion of subscription rights;
- approval of authorized or conditional capital;
- decrease of the share capital;
- exclusion of subscription rights in connection with capital measures and for convertible bonds, participating bonds, and participation rights;
- dissolution of the company or continuation of a company already dissolved;
- transformation of the company into a company with limited liability (*Gesellschaft mit beschränkter Haftung*);
- approval of a merger or a demerger;
- transfer of all assets of the company; and
- approval of profit pools or agreements on the operation of the business.

A shareholder or a group of shareholders with an aggregate shareholding of at least 20% of the share capital are entitled to object to settlements or waivers of liability claims of the company against members of the Management Board, the Supervisory Board or third parties.

A shareholder or a group of shareholders with an aggregate shareholding of at least 10% of the share capital are entitled to:

- demand special audits of the activities with respect to the establishment of the company and its management if these activities took place within the last two years, and make an application with respect to the appointment of a special auditor by a court, if such request has been rejected by a resolution of the shareholders' meeting;
- veto the appointment of a special auditor and request a court to appoint another special auditor;
- request the adjournment of the shareholders' meeting if certain line items of the annual financial statements are found to be incorrect by the minority shareholders;
- request the appointment of another auditor of our financial statements by the court for cause; and
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if the claim is not obviously unfounded.

A shareholder or a group of shareholders with an aggregate shareholding of at least 5% of the share capital are entitled to:

- request the convocation of a shareholders' meeting or convoke a shareholders' meeting upon judicial authorization, if the Management Board or the Supervisory Board do not comply with the request for a shareholders' meeting;
- request the inclusion of items on the agenda of the shareholders' meeting;
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if a special audit report reveals facts which may lead to damage claims against the aforementioned persons;
- apply for the appointment or removal of liquidators for cause;
- apply for an audit of the annual financial statements during liquidation; and
- appeal against a resolution of the shareholders' meeting, if such resolution provides for amortization, accumulated depreciation, reserves and accruals exceeding the limit set by law or the Articles of Association.

Dividend Rights

Each shareholder is entitled to receive dividends, if and to the extent the distribution of dividends is resolved upon by the annual shareholders' meeting. A dividend payout is generally based on the unconsolidated financial statements prepared in accordance with the Austrian Commercial Code (*Unternehmensgesetzbuch*) and Austrian GAAP, and on the distributable profits contained therein. Shareholders participate in dividends by the ratio of the number of their shares. If new shares are issued, other means of dividend policies can be adopted. If not resolved differently by the shareholders' meeting, dividend payout has to occur ten days after the shareholders' meeting resolving on the dividends. Dividends not collected by the shareholders within three years are forfeited in our favour. Dividend payout (after deduction of the capital gains tax) is effected through crediting of the respective dividend to the custodial bank of the shareholder. See also "*Dividend Policy*".

Liquidation Proceeds

In case of the Company's dissolution, the assets remaining after the discharge of liabilities and supplementary capital will be distributed pro-rata to the shareholders. The dissolution of the Company requires a majority of at least 75% of the share capital present at the shareholders' meeting resolving on the dissolution.

Subscription Rights

In principle, holders of our Shares have subscription rights allowing them to subscribe for any newly issued shares (including securities convertible into shares, securities with warrants to purchase shares, securities with profit participation or participation certificates) to maintain their existing stake in our share capital. Such subscription rights are pro rata to the number of shares held by such shareholder prior to the issuance of the new

shares. If a shareholder fails to exercise his/her subscription rights in this or any future capital increase of Raiffeisen International, such shareholder's interest in our share capital will be diluted following the respective capital increase.

The aforementioned subscription rights will not apply if (i) the respective shareholder does not exercise his/her subscription rights, or (ii) the subscription rights are validly excluded by a resolution of the shareholders' meeting (in case of an ordinary capital increase) or a resolution of the Management Board and the Supervisory Board (in case of the exercise of authorized or conditional capital, where the underlying resolution of the shareholders' meeting so provides).

Subscription rights may also be excluded and replaced by intermediate subscription rights if the new shares are subscribed by one or more credit institutions that undertake to offer the new shares to the shareholders. The rights of the shareholders against such credit institutions are fully substituted for and are treated as subscription rights. The capital increase in relation to this Offering is effected by means of such intermediate subscription rights so that our shareholders may exercise their subscription rights in relation to the New Shares.

According to the Austrian Stock Corporation Act, the period for the exercise of the subscription rights may not be shorter than two weeks. The Management Board must publish the subscription price as well as the start and the duration of the subscription period in the Official Gazette. For the procedure of the exercise and the transfer of the subscription rights to the New Shares, see "*The Offering*".

Our Management Board

The Management Board of an Austrian stock corporation is appointed by the Supervisory Board for a maximum period of five years although a re-election of a member to the Management Board is permitted. The Management Board may be dismissed by the Supervisory Board for material reasons such as gross negligence, violation of duties or a vote of no confidence by the shareholders' meeting. The shareholders themselves are in general not entitled to appoint or dismiss the Management Board.

The Management Board has no obligation to obey instructions, originating either from the shareholders' meeting or from the Supervisory Board. Certain transactions mentioned in the Stock Corporation Act and the Articles of Association require the prior consent of the Supervisory Board; if such transactions are executed without the consent of the Supervisory Board, the Management Board shall be liable towards the company, although the transactions will be valid towards third parties. Furthermore, the Management Board shall report to the Supervisory Board at least once annually regarding fundamental questions of future business policy. In addition, the Management Board shall report to the Supervisory Board regularly, at least quarterly, on the progress of the business operation and on the status of the business in comparison to a forecast calculation.

The Stock Corporation Act provides for no minimum or maximum number of members of the Management Board. According to our Articles of Association, our Management Board consists of a minimum of two and a maximum of seven members who are appointed by the Supervisory Board for a maximum term of office of five years. Once the term of office of a member of the Management Board has ended, appointments for further terms of office shall be permissible. Persons who have reached the age of 68 years may not be appointed as members of our Management Board or re-appointed for further terms.

Our Supervisory Board appoints one of the Management Board members as chairman whose vote shall be decisive in the case of parity of votes, and up to two deputy chairmen. The rules of procedure for the Management (*Geschäftsordnung*) are set up by the Supervisory Board. Our company is represented jointly by two members of the Management Board or one member of the Management Board together with a holder of a special statutory power of attorney (*Prokurist*).

In general, the Austrian Stock Corporation Act does not provide a shareholder with any direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached their duties. Apart from insolvency or tort claims, only we as a company have the right to claim damages from the members of either of our boards. We may waive this right or settle these claims only if five or more years have passed since the alleged breach and if the shareholders approve the waiver or settlement at a shareholders' meeting by a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, 5% or more of our share capital and do not have their opposition formally noted in the minutes maintained by an Austrian notary public.

Our Supervisory Board

In general, the Supervisory Board of an Austrian stock corporation may comprise a minimum of three and a maximum of 20 members (depending on the share capital). These members of the Supervisory Board are either elected by the shareholders' meeting or appointed by one or more shareholders if they have been granted the right to do so in the Articles of Association. Moreover, employees' representatives (group employees' representatives) are entitled (but not obliged) to appoint to the Supervisory Board one employees' representative for every two shareholders' representatives.

The Supervisory Board supervises the Management Board, but it may not actively engage in the management of a company. Supervision is exercised by the examination of regular reports which must be provided by the Management Board to the Supervisory Board. Furthermore, the Supervisory Board must approve certain transactions prior to their implementation, e.g. the acquisition or disposal of participations, investments above a certain threshold (determined in the articles of association or the rules for the Supervisory Board), and the granting of stock options to members of the Management Board etc.

Our Supervisory Board consists of three (minimum) and 10 (maximum) members who have either been elected by the shareholders' meeting or appointed by shareholders entitled to do so. Our shareholder RZB has the right to appoint up to one-third of the members of the Supervisory Board as long as RZB holds an ownership interest in our company and we or any of our subsidiaries use the name "Raiffeisen" in the company name. In addition to the members elected by the shareholders' meeting or appointed by RZB, Austrian labor law provides the right for the Works Council to delegate members to the Supervisory Board. For every two elected or appointed Supervisory Board members, the Works Council may appoint one employee representative to the Supervisory Board. As we have no Works Council, no members have been delegated to the Supervisory Board.

No member of the Supervisory Board may be elected for a term of office longer than five years; however, re-election shall be permissible. Persons who have reached the age of 75 years may not be elected as members of the Supervisory Board or re-elected for further terms. No person may be elected as a member of the Supervisory Board who already holds more than eight seats in Supervisory Boards of (other) listed companies. The shareholders' meeting may dispense from this requirement to the extent legally permissible. The Supervisory Board elects a chairman and up to three deputy chairmen from its members. Currently, our Supervisory Board consists of six members elected or appointed by the shareholders. See "Management and Employees—Supervisory Board".

Our Supervisory Board supervises the management of our company. It adopts our by-laws (*Geschäftsordnung*), which shall include those transactions which require the prior approval of the Supervisory Board.

Notices

Pursuant to our Articles of Association, our notices shall be made by publication in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*).

AUSTRIAN CORPORATE GOVERNANCE CODE

In October 2002, the Austrian Corporate Governance Code (the "Code") was published by the Austrian Working Group on Corporate Governance. The Code was amended in February 2005 to reflect changes in the Stock Ex-change Act and in the Austrian Commercial Code. In January 2006, a further amendment to the Code was introduced, reflecting the corporate governance recommendations of the European Commission and changes to the Austrian Stock Corporation Act. The latest amendment was made in June 2007 in order to implement changes of the Stock Exchange Act.

The Code is based on the provisions of Austrian corporate law, securities law and capital markets law, as well as on the tenets of the OECD Principles of Corporate Governance. The Code provides Austrian corporations with a regulatory framework for company management and supervision. The Code achieves validity through voluntary self-regulation by companies. The Code's objective is the responsible management and supervision of companies and groups of companies, aiming at the creation of sustainable and long-term value. It is designed to establish a high degree of transparency for all company stakeholders.

We committed ourselves to the Code in connection with our quotation on the Vienna Stock Exchange in April 2005. Based on that we underwent independent voluntary external examinations in 2006 and 2007.

According to the latest external examination we complied with all mandatory "L Rules" (legal requirements) and all "C Rules" (comply-or-explain-rules) of the Code, as amended, in the financial year 2006, as far as they were applicable to us, with the following:

Rule 16 of the Code states that the internal rules of procedure of the Managing Board shall define the assignment of responsibilities and the mode of cooperation between management board members. In our internal rules of procedures of the Managing Board, however, only the mode of cooperation within the Managing Board and with the Supervisory Board is governed, while the assignment of responsibilities among management board members is regulated in a separate document.

This summary of Austrian securities markets regulations set forth below is for general information purposes only and contains certain significant issues of the Austrian securities markets regulation. The summary does not purport to be a comprehensive description of all the topics discussed below.

General

The Austrian securities markets are regulated by a number of acts and laws. The most important areas are the Austrian Stock Exchange Act and the Austrian Capital Market Act, as well as a number of regulations, such as the Issuers Compliance Regulation (*Emittenten-Compliance-Verordnung*) and the Publication Directive (*Veröffentlichungs-Verordnung*) regulating the publication of reports on the granting of stock options. In addition, the Austrian Takeover Act (*Übernahmegesetz*) is to be applied to the takeover of shares of listed companies.

Ad Hoc Publicity

Under the Austrian Stock Exchange Act, Raiffeisen International is required to publish, without delay (*unverzüglich*), any insider information to its shareholders by way of an electronic network or a platform of electronic networks, the details of which are regulated by the FMA. Insider information is defined as detailed information not known to the public which concerns directly or indirectly one or more issuers of financial instruments, or one or more financial instruments, and which would, if it were publicly known, substantially influence the quoted value of such financial instruments or of derivatives linked to them, because a reasonable investor would likely use such information as the basis for his investment decision. Raiffeisen International is required to communicate any such information to its investors in Austria and to post such information on the Company web-site for an appropriate period. Raiffeisen International may delay publication of relevant information in order to prevent harm to it if it has a legitimate interest in not disclosing the information, but only if investors would not be misled or suffer any damage as a result of not disclosing the information. Raiffeisen International must inform the FMA if it decides to delay relevant information. Prior to publishing relevant information, Raiffeisen International is required to communicate the information to the FMA, the Vienna Stock Exchange and OeKB.

Changes in Major Shareholdings

If natural persons or legal entities, directly or indirectly, acquire or sell shares in a stock corporation whose registered office is in Austria and whose stock is quoted on the Official Market or Semi-Official Market of the Vienna Stock Exchange, then these entities are obliged to notify the FMA and the Vienna Stock Exchange as well as the Company within two trading days of the acquisition or disposal of a major shareholding. Such an event is deemed to exist if, as a consequence of the acquisition or disposal, the proportion of the voting rights held reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75% or 90%. The two trading days begin to run when the shareholder of a major shareholding gains, or should have gained, knowledge of the acquisition or sale. For the purpose of calculating the aforementioned thresholds, the issuer shall publish the total number of voting rights and capital of the issuer at the end of each calendar month during which an in-crease or decrease of such total number has occurred.

A listed company is obliged to publish any such event by way of an electronic network or a platform of electronic networks, the details of which are regulated by the FMA, within two trading days of being notified thereof. Any relevant information on changes in the shareholding structure must be published without delay.

General Information to the Public

Besides the above-mentioned information, an issuer has to comply with certain other publication requirements, such as the publication of yearly and interim financial statements. Pursuant to section 86 of the Austrian Stock Exchange Act, all such regulated information of issuers has to be submitted to OeKB for storage. In order to en-sure public access to this information during the storage period of five years, OeKB operates the Issuer Information Center Austria (the "IIC") as the officially appointed mechanism for the central storage of regulated information. Issuers transfer their documents via OeKB's web-based EmittentenPortal (Issuers' Portal) Austria to the IIC.

Management Trading in Shares

Persons discharging managerial responsibilities (in particular members of the management or supervisory board) to an issuer of financial instruments, as well as persons related to them must publish and notify the FMA within five working days of the existence of any transactions conducted on their own account relating to such issuer's shares, or to derivatives or other financial instruments linked to such shares. Such obligation is applicable only if the aggregate value (i.e., including related persons) of such transactions exceeds €5,000 per calendar year. Such transactions are published on the website of Raiffeisen International (www.ri.co.at). Information contained on this website does not form part of this Prospectus.

Insider Rules

Austrian law prohibits the abuse of insider information committed on Austrian territory or by Austrian citizens abroad. The provisions on insider information have been subject to a major amendment, implementing the provisions of the European Directive 2003/6/EC of the European Parliament and the Council of January 28, 2003 on insider dealing and market manipulation (market abuse) which became effective January 1, 2005 (Federal Law Gazette No 127/2004). Market abuse consists of insider dealing and market manipulation.

An insider is any person who has access to insider information either due to his position as a member of the administrative, managing or supervisory body of an issuer or due to his profession, occupation, responsibilities or shareholding. Any person who gains access to insider information by way of a criminal offence is also an insider.

Any insider who uses insider information with the intent to gain a pecuniary advantage for himself or a third party by buying or selling financial instruments or by offering or recommending such instruments to third par-ties, or who provides access to such information to third parties without being required to do so, is subject to a criminal penalty of up to three years imprisonment. If the financial advantage achieved exceeds €50,000, the penalty is between six months and five years imprisonment. If this criminal offence is committed by a person who is not an insider, but to whom insider information has been communicated or who has otherwise become aware of insider information, such person is subject to a criminal penalty of up to one year imprisonment. If the financial advantage achieved exceeds €50,000, the penalty is up to three years imprisonment.

Pursuant to the Austrian Stock Exchange Act, every issuer is obliged to inform its employees and other persons providing services to the issuer about the prohibition on the misuse of insider information, to issue internal directives for the communication of information within the Company and to monitor compliance. Furthermore, issuers are obliged to take organizational measures to prevent the abuse of insider information or its disclosure to third parties. According to the Issuers Compliance Regulation, which regulates the measures to be taken by issuers in further detail (e.g., black-out periods), any issuer whose securities are admitted to listing on the Official Market or the Semi-Official Market must issue a compliance directive (*Compliance-Richtlinie*). These compliance directives must be submitted to the FMA.

Issuers are required to establish a register of those persons working for them and who have access to insider in-formation, whether on a regular or occasional basis. Issuers are also required to regularly update this register and transmit it to the FMA whenever requested.

Market Manipulation

Market manipulation refers to transactions or trade orders which give, or are likely to give, false or misleading signals as to the supply of, demand for, or price of, financial instruments, or which secure, by a person, or persons acting in collaboration, the price of one or several financial instruments at an abnormal or artificial level, unless the person who entered into the transactions or issued the trade orders has legitimate reasons for doing so and these transactions or trade orders conform to accepted market practices on the relevant regulated market.

Market manipulation also means transactions or trade orders which employ fictitious devices or any other form of deception or contrivance. Finally, market manipulation includes dissemination of information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to financial instruments, including the dissemination of rumors and false or misleading news, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading.

Market manipulation is subject to an administrative fine of up to €50,000, which may be imposed by the FMA. Additionally, any pecuniary gain attained by such transaction or trade order is to be declared forfeit by the FMA.

The Austrian Takeover Act

The Austrian Takeover Act (*Übernahmegesetz*) applies to all public offers to purchase shares of Austrian companies listed on the Official or Semi Official Market of the Vienna Stock Exchange. When the given threshold is exceeded, a takeover offer must be made in accordance with the rules of the Takeover Act. The Austrian Takeover Act provides for both voluntary offers and compulsory offers. An offer must take the form of a compulsory offer when a share-holder or a group of shareholders or any third person or persons acting in concert have gained a direct or indirect controlling interest over a listed company.

Pursuant to the Austrian Takeover Act, a controlling interest is presumed to exist in the event of the acquisition of more than 30% of the voting rights of a company. In case of a "passive" acquisition of control, there will be no requirement to launch a mandatory bid if the acquirer of a controlling interest could not reasonably expect the acquisition of control at the time of acquiring the participation. The voting rights exceeding a participation of 26% are suspended unless explicitly lifted by the Takeover Commission. The Takeover Commission upon application may impose conditions on the bidder instead of the suspension of voting rights. No relief from suspension of voting rights exceeding 30% of the share capital can be granted.

In addition, a bidder with a controlling interest but without a majority of voting rights is required to make a mandatory offer each time it acquires a further 2% or more of the target's voting stock within a period of 12 months.

The Takeover Act requires that the bidder prepares offer documents to be examined by an independent expert, either a qualified auditor or a bank, before being filed with the Takeover Commission and the target company. The management of the target company must issue a statement on the offer which is also subject to a mandatory examination by an independent expert. Any higher bids or other competitive bids must follow the same rules. From the time a bidder's intention to submit a public offer becomes public, a target company may not generally undertake measures to jeopardize the offer. The bidder and parties acting in concert must refrain from selling any shares in the target company. The violation of any material legal provisions may result in the suspension of voting rights and fines imposed by the Takeover Commission.

Raiffeisen International believes that the issue of the New Shares will not lead to a mandatory takeover bid.

No takeover bids were made in respect of the Existing Shares in the last three years prior to the date of the Prospectus.

Squeeze-out of Minority Shareholders

Pursuant to the law on squeeze-out of minority shareholders (*Gesellschafter-Ausschlussgesetz*), a majority shareholder holding not less than 90% of the share capital of the company may squeeze-out the remaining shareholders at an equitable (fair) price. The squeeze-out right is general and not limited to a preceding takeover bid.

Minority shareholders are not entitled to block the squeeze-out on the grounds that the compensation paid is not accurate, but have the right of separate judicial review of the accurateness of the compensation paid for their minority stake. In case a squeeze-out is following a takeover bid, the consideration offered in the takeover bid is presumed to be fair, if the takeover bid has been accepted to the extent that the bidder acquires 90% of the out-standing shares throughout its bid, and the bidder holds shares not less than 90% of the share capital of the target company.

The Articles of Association of Raiffeisen International do not provide for a threshold for a controlling interest below the threshold set forth by law. Also, the Articles of Association of Raiffeisen International do not provide for a squeeze-out threshold higher than the 90% set forth by law.

The following is a general summary of certain tax consequences of the receipt, exercise and disposition of subscription rights pursuant to the Rights Offering and the acquisition, ownership and disposition of the Shares based on the tax laws of Austria and the United States in effect on the date of this Prospectus. Tax consequences are subject to changes in Austrian or U.S. law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in the Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Austria and the United States. It also does not take into account investors' individual circumstances. Investors are advised to consult their tax advisors as to Austrian, U.S. or other tax consequences of the receipt, exercise and disposition of subscription rights and the acquisition, ownership and disposition of the Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Austrian Taxation

The following discussion summarizes certain Austrian tax considerations in relation to the ownership of, and the investment in, the New Shares. It focuses on the taxation of dividends distributed by an Austrian stock corporation, in particular, the explanation of the capital gains tax. Further, certain aspects of the tax consequences resulting from a sale of the shares of the Company with regard to income tax, corporate income tax as well as inheritance and gift tax are illustrated. The following discussion is a general summary and does not comprehensively or completely address all Austrian tax considerations that may be relevant for the Company shareholders and potential investors. In addition, the tax considerations relevant to investors who are subject to special tax provisions, such as foundations, charities and governmental organizations, are not discussed herein. Also, specific factual situations relevant for certain investors in the New Shares may not be set out in this summary. Further, foreign tax laws applicable to foreign shareholders which are not subject to unlimited Austrian taxation, may not be covered.

This discussion is based upon Austrian tax law as applicable as of the date of this Prospectus as applied by the Austrian tax authorities. Austrian tax law, and application of Austrian tax law by the Austrian tax authorities, may change and these changes may be applied retroactively.

This limited summary should not be used as a substitute for obtaining individual tax advice from a qualified tax advisor. Prospective purchasers should consult a qualified tax advisor about the consequences of purchasing, holding and disposing of the New Shares.

Income Tax and Corporate Income Tax

Taxation of dividends

Dividends distributed by an Austrian corporation to its shareholders are subject to a withholding tax (*Kapitalertragsteuer*), levied at a rate of 25%. Thus, the Company will in general have to deduct 25% from any dividend payments made to its shareholders, unless an exemption or a reduction in the tax rate, as discussed below, applies.

For individuals resident in Austria (*unbeschränkt steuerpflichtige natürliche Personen*), this 25% withholding tax is a final tax (*Endbesteuerung*), i.e., no income tax is levied over and above the amount withheld. Furthermore, the dividends do not have to be included in the shareholder's income tax return. However, if the dividends are included in the shareholder's income tax return, they are taxed at a rate equal to one-half of the shareholder's average income tax rate, the tax withheld being credited against the income tax assessed. Expenses incurred by the shareholder in connection with the shares (including interest expenses) may not be deducted for tax purposes.

For corporations resident in Austria (*unbeschränkt steuerpflichtige Körperschaften*), dividends derived from a participation in an Austrian corporation are exempt. The tax withheld is credited against the corporate income tax assessed. No withholding obligation exists in the case of a direct participation of at least 25% of the share capital. With the exception of interest, no expenses incurred by the shareholder in connection with the shares may be deducted for tax purposes.

For individuals and corporations not resident in Austria (*beschränkt steuerpflichtige natürliche Personen und Körperschaften*), the 25% withholding tax is also a final tax. However, this withholding tax does not apply to dividends paid to a company resident in another European Union (EU) country if all of the following requirements are satisfied:

- on the date of the dividend is payable, the recipient of the dividend has held directly at least 10% of the distributing company for a period of more than one year and no abuse of law exists;
- the parent company confirms in writing that its activities are not limited to asset administration, that it has own employees and that it uses office premises; and
- the parent company provides a certificate of residence issued by the tax authorities of its home country.

Furthermore, the withholding tax may be reduced for dividends in accordance with double taxation treaties. Austria has concluded such treaties with more than 80 countries. Many of these treaties provide, so long as the shares are not attributable to an Austrian permanent establishment, a reduction of the withholding tax in the form of an up front reduction at source or a refund of withholding tax.

The double taxation treaty with Germany (the "Double Taxation Treaty") provides, among other things, for a reduction of the Austrian withholding tax to 15%. In case of a direct participation of at least 10%, the Double Taxation Treaty provides for an Austrian withholding tax at 5% if the recipient of the dividend is a corporate entity. A relief at the source (to the extent set out in the Double Taxation Treaty) is possible subject to certain requirements (see the explanations of the Austrian Double Taxation Treaty Relief Regulation).

As outlined above, the German tax regime applicable to German shareholders not subject to unlimited Austrian taxation is not covered herein. Such investors are referred to the provisions of the German Investment Tax Act.

The double taxation treaty with the United States of America provides, among other things, for a reduction of Austrian withholding tax to 15%. If the corporate recipient of the dividends holds a direct participation interest of at least 10% in the dividend-distributing entity, the withholding tax rate is reduced to 5%. The U.S. tax treatment of investors is not covered herein.

As of July 1, 2005, the Austrian Double Taxation Treaty Relief Regulation became effective, which governs the relief of the withholding tax under Austrian double taxation treaties. Now, relief—in general—may directly be effected by the debtor of the tax

- if the entitlement of the foreign recipient of the earnings is evidenced by a residence confirmation of the foreign tax authorities (form ZS-QU1 for individuals or ZS-QU2 for legal entities) and
- if, in case of corporations as recipients of the earnings, a declaration is issued that the corporation pursues activity exceeding mere asset management, that it employs its own personnel and that it has its own office space. Alternatively, proof of a successful refund procedure within the last three years is sufficient.

If payments made by a debtor to a foreign recipient who is not resident in Austria do not exceed €10,000 p.a., the certificate of residence may be substituted by a written confirmation from the foreign recipient. In case of individuals, the confirmations shall contain the following information: surname and first name; statement that no further residence (home) is at the recipient's disposal in Austria; addresses of all domiciles maintained in foreign countries as well as determination of the domicile which constitutes the center of vital interests; type and amount of the received payments; statement that the payments are not for the benefit of an Austrian permanent establishment maintained by the recipient; statement that no obligation exists to transfer received payments to another individual or legal entity. In case of legal entities, the confirmation shall contain the following information: registered name of the company, state of incorporation, address of place of management; statement that the payments are not for the benefit of an Austrian permanent establishment maintained by the recipient; statement that no obligation exists to transfer received payments to another individual or legal entity; type and amount of received payments. In some cases, e.g., foreign trusts/foundations or investment funds, a relief at source will not be provided.

In relation to Germany, there are respective agreements that provide for a refund procedure. Refunds are to be claimed with the form ZS-RD1 at the Finanzamt Eisenstadt, Neusiedler Straße 46, 7000 Eisenstadt, Austria. Relief at the source (see above) may be undertaken subject to the above requirements.

Inheritance and Gift Tax

Pursuant to the Austrian Inheritance and Gift Tax Act (*Erbschafts- und Schenkungssteuergesetz*), Austrian inheritance and gift tax is levied on inheritances and gifts. The tax rate varies from 2% to 60%, depending on the value of the assets transferred and the relationship of the deceased to the heir or the donor to the donee. The tax basis is generally the fair market value of the assets transferred. A tax exemption exists for the inheritance of shares in an Austrian corporation where the deceased's shareholding in the corporation amount to less than 1%.

Individuals and corporations not resident in Austria transferring shares after death or while alive are not subject to Austrian inheritance or gift tax, provided that the deceased/donor and heir/donee are not Austrians within the meaning of the Austrian Inheritance and Gift Tax Act and the deceased/donor did not hold the shares as a business asset.

Recently, the Austrian Constitutional Court (*Verfassungsgerichtshof*) repealed the Inheritance Tax and the Gift Tax as unconstitutional in its present form, which repeal will become effective after July 31, 2008. If the Inheritance and Gift Tax Act is not amended in accordance with the decision of the Austrian Constitutional Court by then, the inheritance tax will not be levied in its present form for cases of succession or gift that are effected after July 31, 2008.

Taxation of Gains on the Sale of Shares and Speculative Gains

Gains resulting from the sale of shares of individuals subject to unlimited taxation in Austria are subject to in-come tax if:

- the shareholder sells the shares within 12 months from the acquisition of the shares (speculative gains; in this context speculative gains not exceeding €440 per year are exempted from income tax);
- the criteria for speculative gains are not met, but the shareholder in person or, if certain requirements are met, his legal predecessor have held a direct or indirect participation of at least 1% of the equity of the company at any given time within the last five years prior the sale (gains on the sale of such a qualifying participation are subject to a reduced tax rate – 50% of the otherwise applicable average income tax rate); or
- the shares are part of the assets of an Austrian business operation (gains on the sale of the shares are subject to the full tax rate within 12 months from the acquisition of the Shares, afterwards a reduced tax rate of 50% of the otherwise applicable average income tax rate applies).

If an Austrian company sells the shares in another Austrian company, the gains resulting from the sale are in any case subject to Austrian Corporate Income Tax (CIT).

If a person subject to unlimited taxation in Austria takes steps that result in the loss of the right to taxation of the Republic of Austrian with respect to shares that are not part of the assets of a business operation and amounted to a share of at least 1% of the share capital of the company within the last five years prior the sale (such as transferring his residency or his habitual abode outside Austria), these steps will be deemed to be a sale by Austrian tax regulations. In case of expatriation to a member state of the EU or the European Economic Area ("EEA") with which Austria has entered into a comprehensive administrative assistance and enforcement agreement, the corresponding tax liability will not be assessed prior the actual sale of the participation, if a relevant application is filed with Austrian tax authorities.

If shareholders are subject to limited taxation in Austria, according to Austrian legislation, capital gains on the disposal of the shares are subject to Austrian Income Tax only if the shareholder in person or, if certain requirements are met, his legal predecessor have held a direct or indirect participation of least 1% of the share capital of the company within the last five years or if the shares have been held by an Austrian permanent establishment. In this respect, in most cases no taxation right is granted to Austria according to double taxation treaties. However, the Austrian double taxation treaties with Germany and the United States both contain a

special regulation (Art 13 Par 2) according to which capital gains on the disposal of shares in a company, the assets of which mainly consist of real property, are subject to taxation in the state where the real property is located (Austria).

U.S. Federal Income Taxation

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY TAX DISCUSSION HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL INCOME TAX PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (B) ANY SUCH TAX DISCUSSION WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE SUBSCRIPTION RIGHTS AND THE NEW SHARES; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

* * *

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the receipt, exercise and disposition of subscription rights pursuant to the Rights Offering and to the acquisition, ownership and disposition of New Shares. This summary addresses only U.S. federal income tax considerations of U.S. Holders (as defined below) of existing Shares that receive subscription rights in the Rights Offering and initial purchasers of New Shares that buy in the Offering at the Offer Price and that hold subscription rights and Offered Shares as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to the receipt, exercise or disposition of subscription rights or the acquisition, ownership or disposition of New Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, U.S. expatriates, banks, certain financial institutions, insurance companies, dealers or traders in securities or currencies, tax-exempt entities, persons that will hold New Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar, persons that own (or are deemed to own) 10% or more (by voting power) of our share capital, regulated investment companies, real estate investment trusts, S corporations, persons who acquire New Shares pursuant to the exercise of employee stock options or otherwise as compensation, and persons liable for the alternative minimum tax. Such holders may be subject to tax rules that differ significantly from those set forth below.

This summary is based on the Internal Revenue Code of 1986, as amended, final and proposed U.S. Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Republic of Austria and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, and any Protocols thereto (the "Treaty"), in each case as of the date hereof Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this summary a "U.S. Holder" is a beneficial owner of subscription rights or New Shares that is, for U.S. federal income tax purposes: (x)(i) a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person and (y) who is not also a resident of Austria for Austrian tax purposes. If a partnership holds subscription rights or New Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Rights or New Shares should consult its own tax advisor.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local, foreign and other tax consequences of the receiving, exercising and disposing of subscription rights and acquiring, owning and disposing of Shares. U.S. Holders should also review the discussion under the section headed "Austrian Taxation."

U.S. Taxation of Subscription Rights

Receipt of Subscription Rights

The receipt of subscription rights pursuant to the Rights Offering should be treated as a non-taxable distribution with respect to a U.S. Holder's existing Shares held. Because the subscription rights merely provide a right to subscribe for New Shares at the Offer Price and are not tradable, they should have no material value. Therefore, the subscription rights will have a zero tax basis unless a U.S. Holder affirmatively elects to allocate its adjusted tax basis in such holder's existing Shares held in proportion to the relative fair market values of the existing Shares held and the subscription rights received determined on the date of receipt. Any such election must be made on a U.S. Holder's tax return for the taxable year in which the subscription rights are received.

Exercise of Rights and Subscription of New Shares

A U.S. Holder will not recognize taxable income upon the receipt of New Shares pursuant to the exercise of subscription rights. A U.S. Holder that subscribes for New Shares by exercising subscription rights will have a tax basis in the New Shares so acquired equal to its basis in the subscription rights exercised to obtain the New Shares, if any, plus the U.S. dollar value of the Offer Price on the acquisition date (or, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder's holding period in the New Shares generally will begin on the date the subscription rights are exercised.

Lapse or other Disposition of Subscription Rights

A U.S. Holder will recognize capital gain or loss on the sale or other disposition of subscription rights in an amount equal to the difference between its adjusted tax basis in the subscription rights, if any, and the U.S. dollar value of the amount realized from the sale or other disposition, if any. Any gain or loss will be long-term capital gain or loss if the holding period for the subscription rights is more than one year and generally will be treated as arising from U.S. sources. A U.S. Holder's holding period in the subscription rights will include such holder's holding period in its existing Shares held with respect to which the subscription rights were received.

A U.S. Holder that allows the subscription rights to expire without selling or exercising them should not recognize a loss upon the lapse or expiration of the subscription rights. Any election made by such U.S. Holder to allocate tax basis to the subscription rights will not apply.

U.S. Taxation of New Shares

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of any distribution (including any amounts withheld in respect of Austrian taxes) that is actually or constructively received by a U.S. Holder with respect to New Shares will be taxable as a dividend to the U.S. Holder. Dividends paid on New Shares generally will constitute income from sources outside the United States and will not be eligible for the "dividends-received" deduction.

The gross amount of any dividend paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros calculated by reference to the exchange rate in effect on the date the euros are received by the U.S. Holder, regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Certain U.S. Holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax at a maximum rate of 15% in respect of "qualified dividend income" received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. holders meet certain minimum holding periods

and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-Austria Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to the New Shares should constitute qualified dividend income for U.S. federal income tax purposes; however, this is a factual matter and is therefore subject to change, The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which holders of shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Holders are urged to consult their own tax advisor regarding the availability of the reduced dividend tax rate in light of their own particular situation and regarding the computation of their foreign tax credit with respect to any qualified dividend income paid by with respect to the New Shares.

Austrian taxes withheld at a rate not exceeding the rate provided in the Treaty will be treated as a foreign tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending on the U.S. Holder's circumstances. Austrian taxes withheld in excess of the rate provided in the Treaty for which a refund is available are not eligible for credit against a U.S. Holder's U.S. federal income tax liability. See "Austrian Taxation—Income Tax and Corporate Income Tax—Taxation of dividends" for a discussion of how a U.S. Holder may obtain the Treaty rate. For foreign tax credit purposes, dividends paid on New Shares will generally constitute foreign source "passive category income," or, in the case of certain U.S. Holders, "general category income." For U.S. Holders whose tax year began prior to January 1, 2007, dividend income generally will constitute foreign source "passive income" or "financial services income." Instead of claiming a credit, a U.S. Holder who itemizes deductions may elect to deduct otherwise creditable Austrian taxes in computing the U.S. Holder's U.S. federal taxable income. A deduction does not reduce tax on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits. The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.

U.S. Holders that are accrual basis taxpayers, and who do not otherwise elect, must translate Austrian taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, while all U.S. Holders must translate taxable dividend income into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for Austrian taxes relative to the U.S. Holder's U.S. federal income tax liability attributable to a dividend. However, cash basis and electing accrual basis U.S. Holders may translate Austrian taxes into U.S. dollars using the spot rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the U.S. Internal Revenue Service ("IRS"). Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

Sale, Exchange or Other Disposition

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of New Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. Holder's tax basis in such New Shares, as determined in U.S. dollars. Such gain or loss will be a capital gain or loss and will be long-term capital gain if the New Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations. If the U.S. Holder is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

The amount realized on a sale or other disposition of New Shares for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of New Shares traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

Foreign currency received on the sale or other disposition of a New Share will have a tax basis equal to its U.S. dollar value on the settlement date. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase New Shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

U.S. Holders are advised to consult their own tax advisors with respect to their ability to credit any Austrian tax imposed on gains realized on the disposition of a New Share against their U.S. federal income tax liability.

Passive Foreign Investment Company Considerations

Based upon certain proposed Treasury regulations that apply to foreign banks, which are not yet in effect but are proposed to become retroactively effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, we believe that we are not, and we do not expect to become in the foreseeable future, a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, tax consequences could apply to U.S. Holders.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income," or (b) at least 50% of the average quarterly gross value of its assets is attributable to assets that produce "passive income" or are held for the production of "passive income." Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from certain commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are regarded as a PFIC in any year during which a U.S. Holder owns New Shares, the U.S. Holder will be subject to special tax rules with respect to any "excess distributions" received from us (or excess distributions made by any of our direct or indirect subsidiaries that are also PFICs) and any gain realized from the sale, exchange or other disposition of New Shares (including a pledge) (or gain realized from the sale, exchange or other disposition of stock in a direct or indirect subsidiary of ours that is also a PFIC). These rules will also apply to the U.S. Holder in future taxable years regardless of whether we continued to be a PFIC. A U.S. Holder receives an excess distribution to the extent that distributions on New Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain: (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If we are regarded as a PFIC in any year and we later cease to be a PFIC, a U.S. Holder may make an election (a "deemed sale election") to be treated for U.S. federal income tax purposes as having sold its New Shares on the last day of the last taxable year during which we are a PFIC. A U.S. Holder that makes a deemed sale election will cease to be treated as owning shares of a PFIC. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the rules described above.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election, In such a case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its New Shares at the end of a taxable year as ordinary income (or, to the extent of gains previously included as a result of the "mark-to-market" election, ordinary loss), in calculating its income for such year. In addition, gains from an actual sale, exchange or other disposition of New Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded in other than de minimis quantities on at least 15 days during each calendar quarter. The Vienna Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the

U.S. Treasury regulations. Once made, such election cannot be revoked without the consent of the IRS unless the shares cease to be marketable. If a U.S. Holder does not make a mark-to-market election for the first year in which it owns shares in a PFIC, the interest charge will apply to any mark-to-market gain recognized in the later taxable year that the election is first made. Investors should consult their own tax advisors as to whether the New Shares would qualify for the mark-to-market election.

Some of the above rules may also be avoided if a U.S. Holder is eligible for, and timely makes, a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We do not at present intend to provide the required information.

If we are regarded as a PFIC, each U.S. Holder of New Shares must make an annual return on IRS Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. The reduced tax rate for dividend income received by certain non-corporate U.S. Holders, as discussed above under "Distributions," is not applicable to dividends paid by a PFIC.

Prospective purchasers are urged to consult their own tax advisors regarding whether an investment in New Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Payments of dividends with respect to New Shares and proceeds from the sale, exchange, or other disposition of New Shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to the information reporting or backup withholding rules. Backup withholding will not apply, if a holder provides a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or is otherwise exempt from backup withholding and when required demonstrates such fact. U.S. persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting and backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a holder's U.S. federal income tax liability and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and by furnishing any required information.

Prospective U.S. Investors should consult their own tax advisers as to their qualification for exemption from backup withholding, the procedure for obtaining an exemption, or the application of any other U.S. tax reporting rules that may apply to an investment in the New Shares.

Overview

The Vienna Stock Exchange is operated by an independent, privately owned and severally supervised stock corporation, Wiener Börse AG, based on a license under the Austrian Stock Exchange Act (*Börsegesetz*) issued by the Federal Ministry of Finance. Members of the Vienna Stock Exchange include banks, foreign investment firms and other firms trading in securities, derivatives and money market instruments, registered either inside or outside the European Economic Area. The supervising authority is the FMA. The FMA monitors trading on the Vienna Stock Exchange, particularly compliance with rules and regulations regarding insider-trading activity, fairness in trading, and other market related matters.

The Austrian securities market consists of three statutory markets: the first tier market (the "Official Market", *"Amtlicher Handel"*), the second tier market (the "Semi-Official Market", *"Geregelter Freiverkehr"*) and the (unregulated) third tier market (the "Third Market", *"Dritter Markt"*). Pursuant to an amendment to the Austrian Stock Exchange Act (the "Stock Exchange Amendment") implementing Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments Directive ("MiFID"), which will enter into effect on November 1, 2007, the Third Market in its present form will cease to exist and will be transformed into a multilateral trading facility ("MTF"). The Official Market and the Semi-Official Market have been registered as "regulated markets" pursuant to the Investment Services Directive (Council Directive 93/22/EEC). In December 2004, the U.S. Securities and Exchange Commission granted the Vienna Stock Exchange the status of a "Designated Offshore Securities Market" in accordance with the Securities Act.

Securities may be listed on the Official Market, the Semi-Official Market or the Third Market (until the Stock Exchange Amendment has come into effect) of the Vienna Stock Exchange if they meet the statutory criteria. In order to be traded in a specific market segment, certain non-statutory criteria must be met by the securities in addition to the statutory listing criteria. The equity market (first and second tier markets) is divided into the "Prime Market", "Mid Market", "Standard Market Continuous" and "Standard Market Auction" segments.

The Prime Market, where Raiffeisen International's Shares are traded and the New Shares are expected to be traded, represents the highest ranking market segment of the Vienna Stock Exchange and is comprised of shares in companies that agree to fulfill more stringent reporting, quality and disclosure requirements. Out of the currently listed 58 companies of the Prime Market, only 20 companies are contained in the Austrian Traded Index ("ATX"). The ATX consists of the most actively traded (most liquid) and the highest capitalized stocks in the Prime Market. It was designed as underlying references for futures, options and structured notes. The ATX is calculated, disseminated and licensed by the Vienna Stock Exchange on a real-time basis. The "ATX Prime" index contains all companies presently listed on the Prime Market Segment.

The Mid Market segment comprises companies that are admitted to listing on the Official Market, Semi-Official Market or Third Market and that do not meet all listing criteria required for trading in the Prime Market, but meet certain non-statutory listing criteria in addition to those set out in the Stock Exchange Act. Shares listed on the Mid Market are traded only once a day.

The segments Standard Market Continuous and Standard Market Auction contain all companies admitted to listing on the Official Market or Semi-Official Market that meet neither the criteria for the Prime Market nor for the Mid Market. Shares listed on the Standard Market Continuous are traded continuously, whereas shares listed on the Standard Market Auction are traded only once a day.

To provide additional liquidity, stocks traded in the Prime Market and the Standard Market Continuous must be serviced by a specialist trader, which has agreed to enter firm quotes into XETRA© (Exchange Electronic Trading), the electronic trading system used by the Vienna Stock Exchange on a permanent basis. In both sub segments, additional liquidity providers other than the designated specialists are permitted to act as market makers in securities already serviced by at least one specialist. The market makers' commitments must meet certain minimum requirements set up by the Vienna Stock Exchange.

Information on the Vienna Stock Exchange as well as on a range of services, such as quotations and ad hoc information about the companies listed on the Vienna Stock Exchange, is available on the Internet at www.wienerborse.at. Information contained on that website does not form part of this Prospectus.

Trading and Settlement

Shares and other equity securities listed on the Vienna Stock Exchange are quoted in euro per share. Officially listed shares are traded on the Vienna Stock Exchange and OTC (over-the-counter).

The settlement of the transactions concluded on the stock exchange takes place outside the stock exchange. Exchange transactions (spot and forward markets) are settled through CCP Austria Abwicklungsstelle für Börsegeschäfte GmbH. These transactions are carried out T+3 on a DvP (delivery vs. payment) basis, with OeKB acting on behalf of CCP Austria Abwicklungsstelle für Börsegeschäfte GmbH as the central custodian and settlement bank. In case of non-delivery, the transaction will be performed T+14 by a settlement in cash, with the defaulting counterparty having to pay a penalty to the purchaser(s). Settlement terms of OTC transactions depend on party agreement.

In 1999, the Vienna Stock Exchange introduced the trading system XETRA. XETRA is also the electronic trading system of the Frankfurt Stock Exchange and aims to facilitate cross-border trading. On the basis of the XETRA trading platform, all participants have equal access to the trading facilities regardless of their location. Clearing and settlement is integrated into XETRA and transaction costs are reduced.

A quotation can be suspended by the Vienna Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest.

Trading Volume

The aggregate annual volume on the equity cash market (domestic companies listed on the Official Market, Semi-Official Market and Third Market) in 2006 was €125.7 billion; for the period ending June 30, 2007 the aggregate volume on the equity cash market was €89.8 billion. As of June 30, 2007, a total of 100 domestic companies were listed on the Vienna Stock Exchange with a total market capitalization of €164.7 billion (Source: Vienna Stock Exchange).

Description of Underwriting Arrangements

On September 18, 2007, we entered into an Underwriting Agreement for the offer and sale of the New Shares with Deutsche Bank Aktiengesellschaft (Taunusanlage 12, 60325 Frankfurt am Main, Germany) and Raiffeisen Centrobank AG (Tegetthoffstrasse 1, 1015 Vienna, Austria).

Subject to the terms and conditions set out in the Underwriting Agreement and subject to the terms of a pricing agreement to be entered into among us and the Joint Lead Managers on the date of the pricing of the Offering (the "Pricing Agreement"), we will agree to offer for subscription or sell (as the case may be) to the Joint Lead Managers, and the Joint Lead Managers will severally agree to procure subscribers or purchasers for, or, failing which, to subscribe or purchase themselves from us, such number of New Shares as is set out opposite their respective names in the table below at the final Offer Price:

Joint Lead Managers	Number of New Shares (up to)
Deutsche Bank Aktiengesellschaft	5,948,750
Raiffeisen Centrobank AG	5,948,750
Total	**11,897,500**

In the Underwriting Agreement the Joint Lead Managers have agreed to subscribe for the New Shares at the issue price of €3.05 per New Share. The Joint Lead Managers will pay the difference between the final Offer Price for the New Shares and the issue price to us net of the agreed commissions and expenses at the time of delivery of the New Shares.

The Underwriting Agreement further provides that the obligations of the Joint Lead Managers are subject to the fulfillment of certain conditions such as the registration of New Shares in the commercial register and other customary conditions and that the Joint Lead Managers may terminate the Underwriting Agreement, and therefore their obligation to acquire the New Shares, in certain circumstances as more fully described above under "The Offering—Termination of the Offering".

Under the terms of the Underwriting Agreement, we will indemnify and hold harmless the Joint Lead Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws.

Underwriting Commissions

As compensation to the Joint Lead Managers, we will pay to the Joint Lead Managers an underwriting commission of up to 2.0% of the gross proceeds of the Offering (excluding the gross proceeds from the sale of the New Shares for which RZB has exercised its subscription rights).

Lock-up Provisions

We have agreed with the Joint Lead Managers in the Underwriting Agreement that, during the period beginning on the date of this Prospectus and ending on the date 180 days from the closing date of the Offering, without the prior written consent of the Joint Lead Managers, we or, in respect of (i) and (ii) below, our Management Board or Supervisory Board, will not (i) exercise an authorization pursuant to our Articles of Association to increase our capital, (ii) submit a proposal for a capital increase to any meeting of our shareholders for resolution, (iii) offer, pledge, allot, issue (unless being required by applicable law), sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The foregoing restrictions will not apply to (i) the New Shares to be sold hereunder, (ii) the issuance of Shares to our directors or employees under our Share Incentive Programs described in the Prospectus, (iii) transactions by any of our affiliates in execution of customer orders, and (iv) transactions by any of our affiliates in the ordinary course of its banking or investment business and in compliance with its respective investment rules.

RZB, our principal shareholder, has agreed with the Joint Lead Managers that, during the period beginning on the date of this Prospectus and ending on the date 180 days from the closing date of the Offering, without the prior written consent of the Joint Lead Managers, it will not (i) offer, pledge, allot, issue (unless being required by applicable law), sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of Shares, whether any such transaction described above is to be settled by delivery of Shares or such other securities, in cash or otherwise, (ii) make any demand for or exercise any right with respect to, the registration under the Securities Act of any Shares or any security convertible into or exercisable or exchangeable for Shares, or (iii) propose any increase in our share capital, vote in favor of such a proposed increase or otherwise support any capital increase proposed with respect to us. The foregoing restrictions will not apply (i) to transfers of Shares to a directly or indirectly wholly-owned subsidiary of RZB, provided that such subsidiary is subject to the same restrictions on transfer set forth above, and (ii) to (w) sales of New Shares by RCB in this Offering, (x) transactions in Shares by RCB in its role as Stabilization Manager or as market maker for the Shares, (y) transactions by it or any affiliate in execution of customer orders and (z) transactions by any affiliate of RZB in the ordinary course of its banking or investment business and in compliance with its respective investment rules.

Other Relationships

Certain of the Joint Lead Managers and/or their respective affiliates have provided, currently provide or may provide in the future various investment banking, commercial banking, financial advisory and/or similar services to us on a regular basis, and maintain normal business relationships with us in their capacity as credit institutions or as lenders under credit facilities, for which they have received and may continue to receive customary fees and expenses. All investment, consulting and financial transactions with the Joint Lead Managers are conducted on an arm's length basis.

With respect to the relationship between Raiffeisen Centrobank AG, one of the Joint Lead Managers of this Offering, and us, see "Certain Relationships with Existing Shareholders".

Because of the following restrictions, prospective investors are advised to consult legal counsel prior to making any offer resale, pledge or other transfer of the subscription rights or the New Shares.

General

Under the terms of the Underwriting Agreement, each Joint Lead Manager has represented and agreed that, except with in connection with offers and sales in Austria, it has not and will not take any action in any other jurisdiction that might be considered a public offering of the New Shares under the laws of such jurisdiction. The distribution of this Prospectus and the offer of shares in certain jurisdictions may be restricted by law, and therefore persons who receive this Prospectus should inform themselves about and observe any such restrictions, including those set forth below. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United States

The subscription rights and the New Shares have not been and will not be registered under the Securities Act and may not be offered, exercised or sold in the United States (as defined in Regulation S under the Securities Act), except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable state securities laws.

Accordingly, the subscription rights may be exercised only (i) by shareholders outside the United States in accordance with Regulation S under the Securities Act or (ii) by those shareholders in the United States who are QIBs and who deliver an investment letter in the prescribed form and comply with the other requirements set forth in "The Offering—Rights Offering—Special Considerations for U.S. Shareholders Regarding the Exercise of Subscription Rights" and under "—Restrictions on Resale".

In the International Offering, the New Shares are being sold in the United States of America only to QIBs in transactions exempt from the registration requirements of the Securities Act and outside the United States of America in offshore transactions in reliance on Regulation S under the Securities Act. Prospective investors are hereby notified that sellers of the New Shares may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A.

Restrictions on Resale

Each person exercising subscription rights in the Offering in reliance on Rule 144A will be required to sign and deliver an investment letter (a "QIB Investment Letter") as described under "The Offering—Rights Offering—Special Considerations for U.S. Shareholders Regarding the Exercise of Subscription Rights" containing, among other things, representations and undertakings substantially similar to the following, and each purchaser of New Shares within the United States in reliance on Rule 144A will be deemed to have represented and agreed as follows (terms used herein that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein):

1. The purchaser is, and at the time of any exercise by it of the subscription rights will be, a QIB within the meaning of Rule 144A under the Securities Act.

2. The purchaser understands and acknowledges that neither the subscription rights nor any New Shares have been or will be registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States of America, other than in accordance with paragraph 4 below.

3. The purchaser is exercising the subscription rights, and subscribing for or purchasing the New Shares (i) for its own account, or (ii) for the account of one or more other QIBs for which it is acting as duly authorized fiduciary or agent with sole investment discretion with respect to each such account and with full authority to make the acknowledgments, representations and agreements herein with respect to each such account (in which case it hereby makes such acknowledgments, representations and agreements on behalf of such QIBs as well), in each case for investment and not with a view to any resale or distribution of any such subscription rights or of any New Shares.

4. The purchaser understands and agrees that, in the United States, the subscription rights may be exercised only by QIBs, and that offers and sales of the New Shares are being made in the United States only to QIBs, in each case pursuant to Rule 144A, and that if in the future we or any such other QIB for which it is acting, as described in paragraph 3 above, or any other fiduciary or agent representing such investor decide to offer, sell, deliver, hypothecate or otherwise transfer any subscription rights or New Shares issued upon the exercise of subscription rights, the purchaser and it will do so only (i) pursuant to an effective registration statement under the Securities Act, (ii) to a QIB in a transaction meeting the requirements of Rule 144A, (iii) outside the United States of America pursuant to Rule 904 under Regulation S under the Securities Act in an "offshore transaction" (and not in a pre-arranged transaction resulting in the resale of such subscription rights or New Shares into the United States of America) or (iv) in the case of New Shares issued upon the exercise of subscription rights, in accordance with Rule 144 under the Securities Act and, in each case, in accordance with any applicable securities laws of any state or territory of the United States of America and of any other jurisdiction. The purchaser understands that no representation can be made as to the availability of the exemption provided by Rule 144 under the Securities Act for the resale of the New Shares.

5. The purchaser understands that for so long as New Shares issued upon the exercise of subscription rights are "restricted securities" within the meaning of U.S. federal securities laws, no such New Shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that such New Shares will not settle or trade through the facilities of DTC or any other U.S. clearing system.

6. The purchaser has received a copy of the Prospectus and has had access to such financial and other information concerning the Group as it deemed necessary in connection with making its own investment decision to purchase or exercise subscription rights. The purchaser acknowledges that neither we nor any person representing us has made any representation to it with respect to us or the offering or sale or exercise of any subscription rights (or New Shares issuable upon the exercise of subscription rights) other than as set forth in the Prospectus which has been delivered to it, and upon which it is relying solely in making its investment decision with respect to the subscription rights and such New Shares. The purchaser has held and will hold any offering materials, including the Prospectus, it receives directly or indirectly from us in confidence, and it understands that any such information received by it is solely for it and not to be redistributed or duplicated by it. The purchaser acknowledges that it has read and agreed to the matters stated in the section "Transfer and Selling Restrictions" of the Prospectus.

7. The purchaser understands that these representations and undertakings are required in connection with United States of America securities laws and irrevocably authorize us and the Joint Lead Managers to produce this letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered herein.

In addition, until 40 days after the commencement of the Offering, any offer or sale of New Shares within the United States of America of America by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made other than in accordance with Rule 144A or another exemption from registration under the Securities Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Joint Lead Manager will represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the New Shares to the public in that Relevant Member State prior to the publication of a Prospectus in relation to the New Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date and in accordance with the implementing legislation in that Relevant Member State, make an offer of New Shares to the public in that Relevant Member State at any time:

- to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

- to any legal entity which has two or more of (i) an average of at least 250 employees during the last fiscal year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
- in any other circumstances which do not require the publication by the Issuer of a Prospectus pursuant to Article 3 of the Prospectus Directive,

provided that, other than in Austria, no such offer of New Shares shall result in a requirement for the publication by us or the Joint Lead Managers of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State, and each person who initially acquires any New Shares or to whom any offer is made under the Offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any New Shares to be offered so as to enable an investor to decide to purchase any New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In the case of any New Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the New Shares acquired by it in the Offering have not been acquired on a non-discretionary basis (in the UK or in such other Relevant Member State where equivalent legislation has been implemented) on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any New Shares to the public other than their offer or resale in a Relevant Member State (other than Austria) to qualified investors as so defined or in circumstances in which the prior consent of each Joint Lead Manager has been obtained to each such proposed offer or resale. Each Joint Lead Manager and its affiliates, and others will rely (and we acknowledge that each Joint Lead Manager and its affiliates and others will rely) upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Lead Managers of such fact in writing may, with the consent of each Joint Lead Manager be permitted to subscribe for or purchase New Shares in the Offering.

United Kingdom

Each Joint Lead Manager will represent, warrant and agree that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any New Shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Shares in, from or otherwise involving the United Kingdom.

Australia

This Prospectus is not a prospectus that has been lodged or is required to be lodged with the Australian Securities and Investments Commission. Offers of New Shares will only be made to persons to whom excluded offers or excluded invitations may be made in accordance with the Australian Corporations Act.

Japan

The New Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No.25 of 1948, as amended, including, where appropriate, as amended and as restated in the Financial Instruments and Exchange Law of Japan) and the New Shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations) or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and (ii) in compliance with all other applicable laws and regulations of Japan.

The following summary of principal differences between IFRS and US GAAP does not form part of the audited financial statements.

The company's consolidated financial statements have been prepared and presented in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union which differ in certain significant respects from the accounting principles within U.S. (U.S. GAAP). Certain significant differences between IFRS and U.S. GAAP are summarized below. The organizations that promulgate IFRS (the International Accounting Standards Board or IASB) and U.S. GAAP (primarily the Financial Accounting Board or FASB) have ongoing projects that could have a significant impact on these differences.

This summary should not be construed as being exhaustive. This summary is not intended to provide a comprehensive list of all existing and future differences between IFRS and U.S. GAAP, nor of all those specifically related to the Group or to the industry in which it operates. Investors must rely on their own examination of the company and its financial information. Investors should consult their own professional advisors for an understanding of the differences between IFRS and U.S. GAAP and how these differences might affect the financial information included or incorporated by reference herein. In addition, no attempt has been made to identify all classification, disclosure and presentation differences between IFRS and U.S. GAAP that would affect the manner in which transactions and events are presented in the financial statements or notes thereto. No attempt has been made to identify future differences between IFRS and U.S. GAAP as the result of prescribed changes in standards and regulations. In addition, regulatory bodies that promulgate IFRS and U.S. GAAP have significant ongoing projects that could affect future comparisons between IFRS and U.S. GAAP. Finally, no attempt has been made to identify all differences between IFRS and U.S. GAAP that may affect the company's financial statements as a result of transactions or events that may occur in the future.

Components of Financial Statements

IFRS requires two years of balance sheets, income statements, cash flow statements, changes in equity and accounting policy and notes to be included in the financial statements, whereas U.S. GAAP requires for SEC registrants three years for all public companies for all statements except the balance sheet.

Principles of Consolidation

Under U.S. GAAP consolidation is based on a controlling financial interest model, which differs in certain respects from IFRSs. Unlike IFRSs, there is no de facto control model under U.S. GAAP. Unlike IFRSs, potential voting rights are not considered in assessing control for non-variable interest entities.

Under IFRS, the scope of consolidation is determined by reference to the principle of control defined in general terms as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. U.S. GAAP requires that consideration first be given to whether or not control is the appropriate measure for consolidation by assessing whether the entity in question (or a portion thereof) is a so-called variable interest entity (VIE). A VIE may only be consolidated by an enterprise if the enterprise absorbs a majority of the VIE`s expected losses, receives a majority of the VIE`s expected residual returns or both as a result of ownership, contractual or other financial interest in the VIE. If an entity is not considered a VIE, consolidation under U.S. GAAP is determined by voting rights.

Although U.S. GAAP has the concepts of variable interest entities (VIEs) and qualifying SPEs (QSPEs), which may meet the definition of an SPE (SIC 12) under IFRSs, the control model that applies to VIEs and QSPEs differs from the control model that applies to SPEs under IFRSs. Additionally, unlike IFRSs, entities are evaluated as VIEs based on their equity investment at risk and not on whether they have a narrow and well-defined objective.

Unlike IFRSs, a VIE is any entity in which the equity at risk either (1) is insufficient to finance its own operations without additional subordinated financial support; or (2) lacks certain characteristics of a controlling financial interest. A VIE is assessed for consolidation based on an analysis of economic risks and rewards, and is consolidated by the party that absorbs a majority of the expected losses or has the right to receive a majority of its expected residual returns.

Unlike IFRSs, a QSPE is an entity into which financial assets have been transferred and which meets certain strict criteria. A QSPE is not consolidated by the transferor.

For jointly controlled entities IFRS allows the proportionate consolidation method or the equity method. Under U.S. GAAP the proportionate consolidation method is not permitted.

Business combinations

Like IFRSs, a business combination occurs when an entity acquires net assets that constitute a business, or acquires equity interests of one or more other entities that together constitute a business and obtains control over that entity or entities.

Unlike IFRSs, a business must be managed for the purpose of providing a return to investors, and there is a rebuttable presumption that a development stage entity does not meet the definition of a business.

Under both U.S. GAAP and IFRS, all business combinations must be accounted for by applying the purchase method.

Under IFRS, acquisitions are accounted for on the date on which the acquirer obtains control over the acquired entity or business. Under U.S. GAAP, acquisitions are generally accounted for on the date the transaction closes (purchase price is paid).

Like IFRSs, the assets acquired and liabilities assumed generally are recognized at fair value in a 100 percent acquisition. However, unlike IFRSs, liabilities that would be contingent liabilities under IFRSs are not recognized. Unlike IFRSs, when the acquirer's interest in the acquiree is less than 100 percent, assets and liabilities are adjusted to reflect fair values only to the extent of the acquirer's interest in the acquiree.

Unlike IFRSs, certain costs of restructuring the acquiree are treated as liabilities assumed even though they are not a liability of the acquiree at the acquisition date.

Unlike IFRSs, any change in the acquirer's deferred tax assets as a result of the business combination is recognized as part of the purchase accounting.

Under both U.S. GAAP und IFRS, goodwill acquired in a business combination is not amortized but must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under IFRS any excess of fair value over the purchase price is—after reassessment—recognized immediately in the income statement. Under U.S. GAAP any excess over the purchase price—after reassessment—is used to reduce proportionately the fair values assigned and allocated on a pro-rata basis to specified assets. Any negative goodwill remaining is recognized as an extraordinary gain.

Under IFRS shares issued as consideration are measured at their fair value on the date of the exchange transactions. Under U.S. GAAP, shares issued as consideration are measured at their market price over a reasonable period of time (a few days) before and after the parties reach an agreement on the purchase price and the transactions are announced.

Under IFRS minority interests are stated on the company's balance sheet at the minority's proportion of the net fair value of acquired assets, liabilities and contingent liabilities. Under U.S. GAAP minority interests are valued at their historical book value.

Under IFRS minority interests are reported as a component of stockholder's equity, while under U.S. GAAP minority interests are qualified as liabilities.

Impairment of assets

Under IFRS, non-current assets are considered impaired when their book value exceeds the greater of their value in use (net present value of future cash flows) and of fair value less costs to sell. Under U.S. GAAP, non

current assets are tested for impairment using a two-step approach. If the sum of the undiscounted expected future cash flows is less than the assets carrying value (step one), then the impairment loss must be computed and recognized as determined by the difference between the carrying value and the fair value, typically computed as the discounted expected future cash flows (step two).

Unlike IFRSs, reversals of impairments are prohibited.

Under IFRS, measurement of goodwill impairment is similar to the method used for non-current assets. For the purpose of the annual goodwill impairment testing, goodwill is allocated to cash generating units (CGU). The CGU should represent the lowest level at which management monitors the return on investment in assets that include goodwill for internal purposes and must not be larger than a segment identified for the purpose of segmental reporting.

Under U.S. GAAP, goodwill must be tested for impairment, at least on an annual basis at a reporting unit level. A reporting unit can be an operation segment or one level below an operating segment. A two-step impairment test is required. Step one requires comparison of the fair value of the reporting unit to its book value including goodwill. If the fair value exceeds the book value, then step two is not required.

In step two, the goodwill impairment is measured as the excess of the carrying value over goodwill's implied fair value. The implied fair value of goodwill is determined by allocating fair value to the various assets and liabilities included in the reporting unit in the same manner as goodwill in a business combination.

For goodwill, like IFRSs, reversals of impairments are prohibited.

Financial instruments

Under IFRS financial instruments are classified in one of the following categories on initial recognition:

- at fair value through profit or loss;
- held-to-maturity investments;
- loans and receivables;
- available-for-sale financial assets; or
- other liabilities.

Unlike IFRSs, under U.S. GAAP the classification of financial instruments generally is not specified other than for debt and marketable equity securities, which are classified as:

- trading;
- held-to-maturity; or
- available-for-sale.

Unlike IFRSs, entities have a free choice to designate most financial instruments, on an instrument-by-instrument basis, on initial recognition as at fair value through profit or loss.

Under IFRS all financial instruments are measured initially at fair value. Under U.S. GAAP derivatives, securities classified as trading or available-for-sale, and instruments for which the fair value option through profit or loss has been elected are measured initially at fair value, like IFRSs. Unlike IFRSs, other financial instruments are measured initially at cost.

Like IFRSs, loans and receivables and held-to-maturity investments are measured at amortized cost. However, unlike IFRSs, loans held for sale are measured at the lower of cost and market. Unlike IFRSs, other financial assets and liabilities generally are measured at cost or amortized cost. Like IFRSs, trading and available-for-sale securities are measured at fair value although, unlike IFRSs, this category applies only to investments in securities.

Like IFRSs, changes in the fair value of available-for-sale securities are recognized directly in equity; however, unlike IFRSs, the amount recognized directly in equity includes foreign exchange gains and losses.

Unlike IFRSs, the derecognition model for transfers of financial assets focuses on surrendering control over the transferred assets. The transferor has surrendered control over transferred assets only if certain conditions are met.

Unlike IFRSs, risks and rewards is not an explicit consideration when testing a transfer for derecognition, but rather derecognition is based on whether legal, actual and effective control has been achieved. However, after a transfer of a financial asset, or a portion thereof, an entity continues to recognize the financial and servicing assets it controls and derecognizes the financial assets (or portions thereof) for which control has been surrendered, like IFRSs.

Hedge accounting rules are similar under both frameworks. However with respect to cash flow hedges, IFRS permits gains or losses on financial instruments used to hedge forecasted asset and liability acquisitions, to be included in the cost of the non-financial asset or liability. Such a basis adjustment is not permitted under U.S. GAAP.

Leases

Like IFRSs, a lease is classified as either a capital (finance) lease or an operating lease. In respect of lessors, finance leases are categorized as direct financing leases, sales-type leases and leveraged leases, which differ in certain respects from IFRSs.

Like IFRSs, lease classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee and is determined at inception of the lease. However, there are more detailed requirements than IFRSs.

Investment Property

Under IFRS, investment property may be stated at fair value whereas, under U.S. GAAP, investment property must be stated at depreciated historical cost.

Provisions

Unlike IFRSs, a contingency (provision) is recognized if it is probable ("likely to occur") that a liability has been incurred and the amount can be estimated reasonably.

Like IFRSs, a constructive obligation arises when an entity creates a valid expectation that it will act in a certain way. However, unlike IFRSs, constructive obligations are recognized only if required by a specific standard.

Unlike IFRSs, a recognized contingency is measured using a "reasonable estimate". Under other standards obligations that are a provision under IFRSs are measured at fair value.

Unlike IFRSs, if no amount within a range is a better estimate than any other, then the obligation is measured at the low end of the range. This technique is not limited to large populations, unlike IFRSs.

Unlike IFRSs, an obligation is measured at the single most likely outcome even if the possible outcomes are mostly higher or lower than that amount and not with the possible outcome.

Unlike IFRSs, recognized contingencies are not discounted except in limited cases, in which case specific requirements apply that may differ from IFRSs.

Unlike IFRSs, a reimbursement right is recognized as a separate asset when recovery is probable; like IFRSs, the asset is capped at the amount of the related recognized contingency.

Unlike IFRSs, for contract termination costs related to a restructuring, a liability is recognized only when the contract has been terminated pursuant to its terms or the entity has permanently ceased using the rights granted under the contract.

Unlike IFRSs, there is no general requirement to recognize a loss for onerous contracts; such a provision is recognized only when required by a specific standard.

Employee benefits

Like IFRSs, liabilities for postretirement benefits are recognized on the basis of a legal or constructive obligation. Other types of employee benefits are recognized as the benefits accumulate if other criteria are met, unlike IFRSs.

Like IFRSs, multi-employer plans are pension plans that pool the assets contributed by various entities to provide benefits to employees of more than one entity. However, unlike IFRSs, such plans are accounted for like defined contribution plans.

Under IFRS, prior service cost related to retirees and active vested employees are expensed immediately, whereas under U.S. GAAP, prior service cost are amortized over the expected service life of existing employees.

Deferred income taxes

Both U.S. GAAP and IFRS take a similar, balance-sheet approach which distinguishes current taxes from the deferred taxes that arise from temporary differences in carrying values. U.S. GAAP and IFRS differ over specific exceptions to the application of those similar principles, as well as narrow differences in recognition, measurement and disclosure criteria. Both boards are revising standards to address exception differences.

Some that remain include:

a) Foreign subsidiaries undistributed earnings: U.S. GAAP provides exclusion for foreign subsidiaries undistributed earnings, if such undistributed earnings meet permanent investment criteria, while the IFRS exception relates to all subsidiaries, foreign and domestic.

b) Intra-period tax allocation ("backward tracing"): U.S. GAAP requires changes in tax laws and rates, and tax status to be recorded in continuing operations in the period of the changes regardless of whether the item was originally booked through other sources, including equity. IFRS requires that current year deferred taxes, related to items credited or charged to equity in prior years, remain in equity.

Intercompany transfers: U.S. GAAP prohibits recognition of deferred tax assets or liabilities created by intercompany transfers of non-monetary assets between tax jurisdictions (SFAS 109, paragraph 9 (e)).

IFRS recognition criteria for deferred tax assets include an "affirmative judgement" that sufficient taxable profit will be available against which the temporary difference can be utilized. Under U.S. GAAP, deferred tax assets are recognized in full but are then reduced by a valuation allowance if it is "more likely than not" that some portion or all of the deferred tax asset will not be realized.

IFRS requires recording the effect of a tax rate change in the period in which it is "substantively enacted". U.S. GAAP requires that the effect of a tax law change or rate change be recorded in the period that includes the enacted date.

IFRS classifies deferred tax assets and liabilities as non-current on the balance sheet while the classification under US-GAAP is based on the classification of the related non-tax asset or liability for financial reporting.

Segment reporting

Under IFRS, segments are identified based on the profile of risks and returns and the internal reporting structure. Segments are reported based on a business and geographical format and analyzed between primary and secondary reporting segments. Accounting policies used for segment reporting are the same as those used for the consolidated financial statements.

Unlike IFRSs, the accounting policies followed in the segment disclosures are those applied regularly by the chief operating decision maker in assessing segment reporting and in allocating resources and used in internal reports, which may not be the same as those used for the consolidated financial statements.

From 2009 segment reporting under IFRS will not differ from U.S. GAAP as IFRS 8 is mandatory for annual financial statements for periods beginning on or after 1 January 2009.

Registered Seat, Company Name, Financial Year and Duration

We, Raiffeisen International Bank-Holding AG, are a stock corporation (*Aktiengesellschaft*) under the law of the Republic of Austria, with our registered seat in Vienna and our business address at Am Stadtpark 9, 1030 Vienna, Austria (telephone number: +43(1)717070). Our commercial name is "Raiffeisen International."

We are registered with the Austrian Companies Register (*Firmenbuch*) under file number FN 122119m.

Our fiscal year starts on January 1 and ends on December 31. Our duration is unlimited.

History

RI was established in 1991 under the corporate name DOIRE Handels- und Beteiligungsgesellschaft and was converted into a joint-stock company in 2001. In April 2005, we completed our initial public offering, and since April 25, 2005 our Shares have been traded on the Prime Market Segment of the Vienna Stock Exchange. RI serves as a holding company and provides management and control functions for its shareholders as well as its network.

We began to build our Network in CEE through start-up ventures and organic growth and we attempted to enter new markets early ahead of competition where we expanded locally in line with customer needs. In addition we made several acquisitions since 2000 in order to develop our network faster and to strongly intensify our retail activities. We bought banks in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus, Albania, Ukraine, Russia and the Czech Republic.

Statutory Auditors

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft ("KPMG") is our statutory auditor under Austrian law, Austrian Professional Standards and the International Federation of Accountants' Code of Ethics for Professional Accountants. KPMG is located at Porzellangasse 51, A-1090 Vienna, Austria.

KPMG is a member of the Austrian Chamber of Certified Public Accountants.

KPMG has audited the Audited Annual Consolidated Financial Statements as at and for the years ended December 31, 2004, 2005 and 2006 and issued its unqualified auditor's opinions dated February 25, 2005, March 8, 2006 and March 1, 2007 thereon.

Trading Symbol

RIBH

Paying and Depositary Agent

The paying and depositary agent (*Zahl- und Hinterlegungsstelle*) is Raiffeisen Centrobank Aktiengesellschaft. Further depositary agents are any Austrian notary public, any principal office of an Austrian bank and any other agent designated in the invitation to the shareholders' meeting.

The deopositary bank is Oesterreichische Kontrollbank Aktiengesellschaft, Am Hof 4, A-1010 Vienna, Austria.

Notices

Pursuant to our Articles of Association, our notices shall be made by publication in the official gazette *Amtsblatt zur Wiener Zeitung*.

Group Structure and Significant Subsidiaries

Raiffeisen International is the holding company of the Raiffeisen International Group.

We consider the following companies to be our significant subsidiaries:

Name of Company	Country of Incorporation	Registered Seat	Percentage of ownership as of June 30, 2007
Raiffeisen Bank Zrt.	Hungary	Budapest	70.3%
Tatra banka, a.s.	Slovakia	Bratislava	66.0%*
VAT Raiffeisen Bank Aval	Ukraine	Kiev	95.6%
OAO Impexbank	Russia	Moscow	100.0%
ZAO Raiffeisenbank Austria	Russia	Moscow	100.0%

* As Tatra banka, a.s. has issued non-voting preferred shares, our share of voting rights in the Network Bank differs from the percentage ownership set forth above. Our share of voting rights in Tatra banka, a.s. was 72.44%.

STATEMENTS PURSUANT TO COMMISSION REGULATION (EC) NO 809/2004 OF 29 APRIL 2004 AND PURSUANT TO SECTION 8 PARA 1 AUSTRIAN STOCK EXCHANGE ACT AND THE CAPITAL MARKET ACT

Raiffeisen International Bank-Holding AG, with its corporate seat in Vienna, Austria is responsible for this Prospectus and declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and does not omit anything likely to affect the import of such information.

Raiffeisen International Bank-Holding AG

as issuer (*als Emittent*)

Herbert Stepic	Martin Grüll	Aris Bogdaneris
Rainer Franz	Peter Lennkh	Heinz Wiedner

(Vienna, September 18, 2007)

Index to Financial Statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

Consolidated Financial Statements as of December 31, 2006

Income Statement

	Notes	1/1 – 31/12 2006	1/1 – 31/12 2005	Change
		€000		
Interest income		3,248,190	2,103,316	54.4%
Interest expenses		(1,484,309)	(901,218)	64.7%
Net interest income	(2)	**1,763,881**	**1,202,098**	**46.7%**
Provisioning for impairment losses	(3)	(308,877)	(167,260)	84.7%
Net interest income after provisioning		**1,455,004**	**1,034,838**	**40.6%**
Commission income		1,108,855	718,556	54.3%
Commission expense		(175,566)	(111,917)	56.9%
Net commission income	(4)	**933,289**	**606,639**	**53.8%**
Trading profit	(5)	174,823	100,997	73.1%
Net income from financial investments and current financial assets	(6)	103,187	10,908	>500.0%
General administrative expenses	(7)	(1,693,671)	(1,162,510)	45.7%
Other operating profit/loss	(8)	427	(22,316)	—
Income from disposal of group assets	(8)	506,553	—	—
Profit before tax		**1,479,612**	**568,557**	**160.2%**
Income taxes	(9)	(205,240)	(108,964)	88.4%
Profit after tax		**1,274,372**	**459,593**	**177.3%**
Minority interests in profit		(92,246)	(77,259)	19.4%
Consolidated profit		**1,182,126**	**382,334**	**209.2%**

Due to changes in presentation, a reclassification between trading profit and net commission income amounting to € 199,805 thousand was made in 2005. Details see on page 127.

	Notes	1/1 – 31/12 2006	1/1 – 31/12 2005	Change
		in €		
Earnings per share	(10)	**8.29**	**2.79**	**5.50**

There are no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit Development

Quarterly Results

	Q1/2006	Q2/2006	Q3/2006	Q4/2006
		€000		
Net interest income	378,236	411,584	460,912	513,149
Provisioning for impairment losses	(55,407)	(69,631)	(104,283)	(79,556)
Net interest income after provisioning	**322,829**	**341,953**	**356,630**	**433,593**
Net commission income	184,971	230,586	245,374	272,358
Trading profit	29,898	41,421	40,532	62,972
Net income from financial investments and current financial assets	(1,934)	231	100,818	4,071
General administrative expenses	(347,531)	(396,620)	(412,244)	(537,277)
Other operating profit/loss	5,650	9,586	427	(15,237)
Income from disposal of group assets	—	—	—	506,553
Profit before tax	**193,884**	**227,158**	**331,538**	**727,032**
Income taxes	(42,419)	(45,079)	(53,737)	(64,006)
Profit after tax	**151,466**	**182,079**	**277,801**	**663,027**
Minority interests in profit	(27,220)	(17,119)	(27,658)	(20,249)
Consolidated profit	**124,246**	**164,960**	**250,144**	**642,776**

	Q1/2005	Q2/2005	Q3/2005	Q4/2005
		€000		
Net interest income	258,673	276,989	305,483	360,953
Provisioning for impairment losses	(28,535)	(34,873)	(56,132)	(47,721)
Net interest income after provisioning	**230,137**	**242,116**	**249,352**	**313,233**
Net commission income	133,433	146,801	150,915	175,490
Trading profit	5,163	18,439	24,704	52,691
Net income from financial investments and current financial assets	1,023	1,789	1,941	6,154
General administrative expenses	(240,872)	(261,687)	(280,205)	(379,746)
Other operating profit/loss	4,430	(7,456)	(3,587)	(15,702)
Profit before tax	**133,315**	**140,003**	**143,120**	**152,119**
Income taxes	(24,020)	(28,195)	(29,280)	(27,468)
Profit after tax	**109,295**	**111,807**	**113,840**	**124,651**
Minority interests in profit	(16,524)	(18,772)	(20,593)	(21,371)
Consolidated profit	**92,771**	**93,035**	**93,247**	**103,280**

Balance Sheet

	Notes	31/12/2006	31/12/2005	Change
		€000		
Assets				
Cash reserve	(11)	4,063,633	2,908,161	39.7%
Loans and advances to banks	(12,30,31)	8,202,445	5,794,266	41.6%
Loans and advances to customers	(13,30,31)	35,042,749	24,714,026	41.8%
Impairment losses on loans and advances	(14)	(872,056)	(649,786)	34.2%
Trading assets	(15,30,31)	2,683,678	1,656,337	62.0%
Other current financial assets	(16,30,31)	995,093	1,322,715	(24.8)%
Financial investments	(17,30,31)	2,787,469	2,807,237	(0.7)%
Intangible fixed assets	(18,20)	1,220,747	880,657	38.6%
Tangible fixed assets	(19,20)	1,055,733	738,835	42.9%
Other assets	(21,30,31)	687,504	522,415	31.6%
Total Assets		**55,866,995**	**40,694,863**	**37.3%**

	Notes	31/12/2006	31/12/2005	Change
		€000		
Equity and liabilities				
Deposits from banks	(22,30,31)	13,813,569	10,236,464	34.9%
Deposits from customers	(23,30,31)	33,156,349	24,889,548	33.2%
Liabilities evidenced by paper	(24,30,31)	1,421,706	759,072	87.3%
Provisions for liabilities and charges	(25,31)	217,646	131,468	65.6%
Trading liabilities	(26,30,31)	486,218	264,139	84.1%
Other liabilities	(27,30,31)	765,764	557,063	37.5%
Subordinated capital	(28,30,31)	1,416,160	580,746	143.9%
Equity	(29)	4,589,583	3,276,363	40.1%
Consolidated equity		2,803,601	2,418,885	15.9%
Consolidated profit		1,182,126	382,334	209.2%
Minority interests		603,856	475,144	27.1%
Total equity and liabilities		**55,866,995**	**40,694,863**	**37.3%**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
			€000			
Equity as of 1/1/2005	**382,140**	**935,410**	**313,087**	**209,437**	**336,957**	**2,177,031**
Capital increases	52,378	500,395	—	—	70,923	623,695
Transferred to retained earnings	—	—	206,985	(206,985)	—	—
Dividend payments	—	(36,781)	—	(2,452)	(19,939)	(59,172)
Consolidated profit	—	—	—	382,334	77,259	459,593
Exchange differences	—	—	114,897	—	9,391	124,288
Capital hedge	—	—	(57,469)	—	—	(57,469)
Own shares / share incentive program	(290)	(3,398)	(478)	—	—	(4,166)
Other changes	—	—	12,009	—	553	12,562
Equity as of 31/12/2005	**434,228**	**1,395,626**	**589,031**	**382,334**	**475,144**	**3,276,363**

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interest	Total
			€000			
Equity as of 1/1/2006	**434,228**	**1,395,626**	**589,031**	**382,334**	**475,144**	**3,276,363**
Capital increases	—	—	—	—	73,335	73,335
Transferred to retained earnings	—	—	318,131	(318,131)	—	—
Dividend payments	—	—	—	(64,204)	(46,437)	(110,640)
Consolidated profit	—	—	—	1,182,126	92,246	1,274,372
Exchange differences	—	—	(34,186)	—	14,115	(20,071)
Capital hedge	—	—	108,119	—	—	108,119
Own shares / share incentive program	(509)	(5,831)	(687)	—	—	(7,027)
Other changes	—	—	(320)	—	(4,548)	(4,868)
Equity as of 31/12/2006	**433,719**	**1,389,795**	**980.087**	**1,182,126**	**603,856**	**4,589,583**

Subscribed Capital

The subscribed capital of Raiffeisen International Bank-Holding AG as defined by the articles of incorporation amounted to € 434,517 thousand as of 31 December 2006. It comprises 142,770 thousand no-par bearer shares. Excluding own shares of 262,260, the stated subscribed capital came to € 433,719 thousand.

The annual general meeting held on 7 June 2006 authorised the Managing Board to purchase own shares pursuant to Section 65 (1) 4 of the *Austrian Stock Corporation Act (AktG)* for a period of 18 months from the decision date on up to an extent of 10 per cent of the subscribed capital. The Managing Board was authorised with the approval of the Supervisory Board to decide another method for the sale of own shares than through the stock exchange or another public offer excluding the subscription rights of the shareholders. This authorisation substitutes the authorisation passed in the annual general meeting held on 8 March 2005.

The purchase of own shares mainly serves as a coverage for the liabilities of the company in connection with the share incentive program granted to the Managing Board and other executives of the group. These bonus payments are carried out by receiving shares of the company. See also item 29 on page 153.

Authorised Capital

The annual general meeting held on 7 June 2006 authorised the Managing Board to increase the subscribed capital by up to € 217,258,695.65 issuing up to 71,385,000 no-par bearer shares. At the same time the authorisation of the Managing Board pursuant to Section 169 of the Austrian Stock Corporation Act to increase the capital up to € 12,917,387.13 in the period to 8 March 2010 - even excluding subscription rights for existing shareholders—was withdrawn.

Retained Earnings

Adjustments from foreign currency translation (equity) and the capital hedge directly booked in retained earnings developed as follows:

	Exchange differences	Capital hedge
	€000	
As of 1/1/2005	**(143,532)**	**2,183**
Net changes in financial period	114,897	(57,469)
As of 31/12/2005	**(28,635)**	**(55,284)**

	Exchange differences	Capital hedge
	€000	
As of 1/1/2006	**(28,635)**	**(55,284)**
Net changes in financial period	(34,186)	108,119
As of 31/12/2006	**(62,821)**	**52,833**

Other changes in retained earnings are largely due to currency differences between the income statement and the balance sheet and especially due to changes in shares in group units.

Cash Flow Statement

	2006	2005
	€000	
Profit after tax	**1,274,372**	**459,593**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	171,253	127,319
Net provisioning for liabilities and charges and impairment losses	387,312	181,749
Gains (losses) from disposals of tangible fixed assets and financial investments	(825)	1,204
Other adjustments (net)	(207,092)	(127,291)
Subtotal	**1,625,020**	**642,575**
Changes in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(14,871,493)	(11,287,682)
Trading assets	(674,077)	773,095
Other assets	182,234	(924,541)
Deposits from banks and customers	11,826,599	11,207,858
Liabilities evidenced by paper	463,344	90,114
Trading liabilities	260,558	(205,371)
Other liabilities	35,516	229,295
Interest received	2,663,754	1,880,983
Dividends received	2,881	2,745
Interest paid	(1,078,985)	(831,437)
Income taxes paid	(52,682)	(58,263)
Net cash from operating activities	**382,669**	**1,519,373**
Proceeds from sale of:		
Financial investments and equity participations	2,144,539	2,751,647
Tangible and intangible fixed assets	144,848	98,593
Proceeds from disposal of group assets	544,597	—
Payments for purchase of:		
Financial investments and equity participations	(1,996,884)	(3,152,002)
Tangible and intangible fixed assets	(459,555)	(310,888)
Payments for acquisition of subsidiaries	(473,985)	(624,370)
Net cash from investing activities	**(96,440)**	**(1,237,019)**
Capital increases	66,956	623,695
Inflows/outflows of subordinated capital	835,415	137,048
Dividends paid	(110,640)	(59,172)
Net cash from financing activities	**791,731**	**701,571**
Cash and cash equivalents at the end of previous period	**2,908,161**	**1,895,356**
Net cash from operating activities	382,669	1,519,373
Net cash from investing activities	(96,440)	(1,237,019)
Net cash from financing activities	791,731	701,571
Effect of exchange rate changes	77,512	28,881
Cash and cash equivalents at the end of period	**4,063,633**	**2,908,161**

The cash flow statement shows the structure and changes in cash and cash equivalents during the financial year and is broken down into three sections: operating activities, investing activities and financial activities.

Net cash from operating activities comprises inflows and outflows from loans and advances to banks and customers, trading assets, and other assets. Further inflows and outflows from deposits from banks and customers, liabilities evidenced by paper, trading liabilities and other liabilities are shown in operating activities. The interest and dividend received from operating activities are also reflected in net cash from operating activities.

Net cash from investing activities shows inflows and outflows from financial investments, tangible and intangible assets, proceeds from disposal of group assets, and payments for acquisition of subsidiaries. The impact on liquidity of acquired and sold subsidiaries is shown on page 115 ff.

Net cash from financing activities consists of inflows and outflows of equity and subordinated capital. This covers capital increases, dividend payments, and changes in subordinated capital.

Cash and cash equivalents include the cash reserve recognised in the balance sheet, which consists of cash in hand and balances at central banks due at call. It does not include loans and advances to banks that are due at call, which belong to operating activities.

Notes

Company

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna and registered in the Companies Register at the Vienna Commercial Court (Handelsgericht Wien) under Companies Register number FN 122.119m. The shares have been listed on the *Prime Market* of the Vienna Stock Exchange since 25 April 2005. *Raiffeisen Zentralbank Österreich AG*, Vienna, holds the majority stake in the company, totalling 70 per cent of its issued share capital as of the balance sheet date. The company also belongs to the Group of *Raiffeisen-Landesbanken-Holding GmbH*, Vienna, which is the ultimate parent. This financial holding owns the majority stake in Raiffeisen Zentralbank Österreich AG. Moreover Raiffeisen International is also included in the consolidated financial statements of Raiffeisen Zentralbank Österreich AG.

Raiffeisen International specialises in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes universal banks in 14 countries that operate a broad network of local business outlets. Raiffeisen International renders a comprehensive range of banking and financial services. These services range from account and cash management, deposit-taking, lending, trade finance, and credit card services to mortgages and leasing. The Group's diversified client base comprises multinationals and large local groups, small and medium-sized enterprises, public sector institutions, and retail customers.

This consolidated financial statement was signed by the Managing Board on 1 March 2007 and subsequently submitted to the Supervisory Board for review and approval (ascertainment).

Principles Underlying the Consolidated Financial Statements

Policies

The consolidated financial statements for the financial year 2006 and the comparative figures for the financial year 2005 were prepared in accordance with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standards adopted by the EU on the basis of *IAS Regulation (EC) 1606/2002* including the *interpretations* of the *International Financial Reporting Interpretations Committee (IFRIC/SIC)* that were already applicable. All standards have been applied that have been published by the IASB in the 2006 International Financial Reporting Standards as International Accounting Standards to be applied to financial statements for 2006, and have been adopted by the EU.

The consolidated financial statements are based on the IASB framework and on the following relevant IAS/ IFRS:

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 7	Cash Flow Statements
IAS 8	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
IAS 10	Events after the Balance Sheet Date
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23	Borrowing Costs
IAS 24	Related Party Disclosures

IAS 26 Accounting and Reporting by Retirement benefit Plans

IAS 27 Consolidated and Separate Financial Statements

IAS 28 Investments in Associates

IAS 29 Financial Reporting in Hyperinflationary Economies

IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions

IAS 32 Financial Instruments: Presentation

IAS 33 Earnings per Share

IAS 34 Interim Financial Reporting

IAS 36 Impairment of Assets

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

IAS 38 Intangible Assets

IAS 39 Financial Instruments: Recognition and Measurement

IAS 40 Investment Property

IFRS 1 First-time Adoption of International Financial Reporting Standards

IFRS 2 Share-based Payment

IFRS 3 Business Combinations

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

IAS 11, IAS 20, IAS 31, IAS 41 and IFRS 4 are not applied as there were no relevant business transactions in the Group during the financial year.

The consolidated financial statements are based on the reporting packages of all fully consolidated Group members which are prepared according to uniform Group standards and IFRS rules. All fully consolidated companies prepared their annual financial statements as of 31 December. Figures in these financial statements are stated in thousands of euros.

If estimates or assessments are necessary for accounting and measuring under IAS/IFRS rules, they are made in accordance with the respective standards. They are based on past experience and other factors such as planning and expectations or forecasts of future events that appear likely from our current perspective.

Associates and deferred taxes were not accounted for separately in the Income Statement and on the Balance Sheet. Details are provided under the appropriate headings in the Notes.

Published IFRS Not in Effect and Hence Not Applied Yet

IFRS 7 amends the rules for disclosure of financial instruments and takes effect for annual periods beginning on or after 1 January 2007. IFRS 7 will result in changes in financial reporting because IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32. IFRS 7 has not been applied yet in the consolidated financial statements. It is expected that IAS 1.124 A—C and IFRIC 10, also adopted by the EU, will have no material effects on future consolidated financial statements.

Consolidation Methods

Raiffeisen International consolidates all material subsidiaries, in which Raiffeisen International Bank-Holding AG directly or indirectly, holds either more than 50 per cent of the voting rights or otherwise has control over the financial and operating policies.

Material interests in associated companies—on whose financial and operating polices the Group exerts a significant influence—are valued at equity and reported under *financial investments*. Profit or losses occurring in companies valued at-equity are shown net in *net interest income*. The same rules apply to companies valued at-equity (offsetting acquisition costs against proportional fair net asset value) as apply to fully consolidated companies. On principle, IFRS financial statements of associated companies are used.

Shareholdings in subsidiaries not included in the consolidated financial statements because of their minor significance and shareholdings in companies not valued at-equity are shown under financial investments and are measured at amortised cost.

Business Combinations

In the course of capital consolidation, all identifiable assets, liabilities and contingent liabilities of the subsidiary are measured at their fair values on the acquisition date according to IFRS 3. The acquisition costs are offset with the proportional net assets. The resulting positive differences are capitalised as goodwill. The goodwill is tested annually for impairment, or more frequently, if events or changes in circumstances indicate impairment. Impairment test was carried out on the basis of the updated respective calculation models of the individual subsidiaries. According to IAS 36.99, the calculation model of the previous years can be used if the goodwill is unlikely to be lower. In view of the results, we concluded that the goodwill is definitely higher at the balance sheet date than in the past years and there is no need for impairment. Negative differences arising within initial consolidation will be recognised immediately in profit.

Companies of Raiffeisen International Group use brands to differentiate their services from the competition. According to IFRS 3, brands of acquired companies have been recognised separately under the item *intangible fixed assets*. Brands have an undeterminable useful life and are therefore not subject to scheduled amortisation. Brands have to be tested annually for impairment and additionally whenever indications of impairment arise. The value of brands was determined using the comparable historical cost approach, because neither immediately comparable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation of brand-related marketing expenses in the previous years was taken as the data base for the historical cost approach.

If customer contracts and associated customer relationships are acquired in a business combination, they must be recognised separately from goodwill, if they are based on contractual or other rights. The acquired companies meet the criteria for a separate recognition of non-contractual customer relationships for existing customers. The customer base is valued using the multi-period excess earnings method based on projected future income and expenses allocable to the respective customer base. The projections are based on planning figures for the corresponding years.

Consolidation Entries

Intra-group balances between parent company and subsidiaries and intra-group balances between subsidiaries are eliminated in the consolidated accounts. Remaining temporary differences are recognised under *other assets / other liabilities*.

Intra-group income and expenses are off-set and timing differences resulting from bank business transactions are shown in *net interest income*. Other differences were shown in *other operating profit/loss*.

Intra-group results are eliminated insofar as they had a material effect on the items of the income statement. Bank business transactions between Group members are usually executed in arm's length transaction.

Consolidated Group

The number of fully consolidated companies and companies valued at-equity changed as follows:

	Fully consolidated		Equity method	
Number of units	**2006**	**2005**	**2006**	**2005**
As of 1/1	65	43	3	3
Included for the first time in the financial period	45	29	—	—
Merged in the financial period	(1)	(2)	—	—
Excluded in the financial period	(4)	(5)	—	—
As of 31/12	**105**	**65**	**3**	**3**

Because of their minor importance in giving a view of the Group's assets, and financial and earnings position, 75 subsidiaries were not included in the consolidated financial statements. (2005: 85). They were recognised at amortised cost under *financial investments* as *interests in affiliated companies*. The balance sheet total of the companies not included in the Group came to less than 2 per cent of the Group's aggregated balance sheet total.

A list of fully consolidated companies, associated companies and other equity participations may be found on page 184 f. In the financial year 2006, the following companies were included for the first time:

Name	Share	Included as of	Fact
Banks:			
OAO "Impexbank", Moscow (RU)	100.0%	1/5	Acquisition
eBanka a.s., Prague (CZ)	100.0%	1/11	Acquisition
Financial institutions:			
Raiffeisen Real Estate Management Zrt., Budapest (HU) and 21 project companies		Several dates	Materiality
8 project companies of Raiffeisen-Leasing Real Estate, s.r.o, Prague (CZ)		Several dates	Foundation
3 project companies of Raiffeisen-Leasing d.o.o., Sarajevo (BA)		1/6	Foundation
TOV "Raiffeisen Leasing Aval", Kiev (UA)	87.2%	1/6	Foundation
OOO "Vneshleasing", Moscow (RU)	100.0%	1/5	Acquisition
Raiffeisen-Leasing sh.a., Tirana (AL)	93.8%	1/5	Foundation
Raiffeisen Rent doo, Belgrade (RS)	82.5%	30/3	Foundation
RI Finance (Jersey) Limited, St. Helier (GBJ)	0.0%	1/4	Foundation
RLOL ESTATE 1 d.o.o., Belgrade (RS)	82.5%	28/2	Foundation
Vela Sp z o.o., Warsaw (PL)	0.0%	1/1	Foundation
Other companies:			
Raiffeisen International Liegenschaftsbesitz GmbH, Vienna(AT)	100.0%	1/5	Foundation
Raiffeisen International Liegenschaftsbesitz Holding GmbH, Vienna (AT)	100.0%	1/5	Foundation
Financial holding:			
RI-RBHU Holding GmbH, Vienna (AT)	100.0%	1/12	Foundation

Business Combinations

The following table shows the assets and liabilities revalued as of the acquisition date:

	IMPEX*	EBANKA	Total
		€000	
Cash reserve	86,704	40,507	127,211
Loans and advances to banks	179,013	143,004	322,017
Loans and advances to customers	1,027,247	380,245	1,407,492
Other current financial assets	220,277	62,773	283,050
Financial investments	1,725	27,838	29,564
Intangible fixed assets	17,933	18,197	36,129
Brand	5,286	4,191	9,477
Retail customer base	12,158	4,683	16,841
Tangible fixed assets	109,987	11,489	121,475
Other assets	30,011	19,953	49,965
Assets	**1,672,897**	**704,006**	**2,376,903**

* *Figures are on a consolidated level with Vneshleasing*

	IMPEX*	EBANKA	Total
		€000	
Deposits from banks	(220,808)	(6,343)	(227,151)
Deposits from customers	(1,049,170)	(570,646)	(1,619,816)
Liabilities evidenced by paper	(218,369)	(20,695)	(239,064)
Provisions for liabilities and charges	(3,461)	(8,227)	(11,688)
Trading liabilities	(1,769)	(834)	(2,603)
Other liabilities	(21,086)	(30,021)	(51,107)
Subordinated capital	—	(12,820)	(12,820)
Net assets	**158,235**	**54,420**	**212,655**
Minority interests	—	—	—
Net assets after minority interests	**158,235**	**54,420**	**212,655**
Acquisition costs	(471,195)	(130,000)	(601,195)
Goodwill	**(312,960)**	**(75,580)**	**(388,540)**

* *Figures are on a consolidated level with Vneshleasing*

The effect of acquired subsidiaries on liquidity is shown as follows:

	IMPEX*	EBANKA	Total
		€000	
Acquisition costs	(471,195)	(130,000)	(601,195)
Liquid funds	86,704	40,507	127,211
Cash flow for the acquisition of subsidiaries	**(384,491)**	**(89,493)**	**(473,985)**

* *Figures are on a consolidated level with Vneshleasing*

OAO "Impexbank" (IMPEX)

OAO "Impexbank", Moscow, was consolidated in the Group for the first time on 1 May 2006. The contract to purchase 100 per cent of the shares in Impexbank was signed on 31 January 2006. The approvals required for the acquisition were obtained from the *Central Bank of Russia* and antitrust authorities in Russia and in Austria by April 2006, the closing took place on 28 April 2006. The total purchase price for OAO "Impexbank" amounted to USD 563,200 thousand.

As of the acquisition date, Impexbank had a balance sheet total of € 1,664,443 thousand, and its equity was € 155,743 thousand. Due to the takeover of Impexbank, *OOO "Vneshleasing"*, a company operating in equipment leasing, was also consolidated for the first time as of 1 May 2006. The company reported a balance sheet total of € 34,155 thousand and equity of € 2,496 thousand at the acquisition date.

In the context of allocating the purchase price pursuant to IFRS 3, the Impex brand and the existing customer base in the retail segment were identified as intangible fixed assets separately shown in the balance sheet. The value of the Impex brand amounted to € 5,286 thousand as of 1 May 2006. The future business strategy is geared to integrating the customer structure of Impexbank into that of the Raiffeisen International Group, which will lead to a corresponding change of the current customer base. The acquisition cost of the existing customer base in the retail segment totalled € 12,158 thousand as of 1 May 2006. The amortisation period was set at five years.

eBanka a.s. (EBANKA)

eBanka a.s., Prague, was included in the consolidated financial accounts as of 1 November 2006 for the first time. The contract to purchase 100 per cent of the shares in eBanka a.s. which operates in the retail business was signed in July 2006. The deal closed at the end of October 2006. The purchase price for the acquisition of eBanka was € 130,000 thousand. As of the acquisition date, the balance sheet total of eBanka amounted to € 704,006 thousand, and its equity was € 54,420 thousand. In the context of allocating the purchase price pursuant to IFRS 3, intangible fixed assets were identified as follows: The value of the eBanka brand was € 4,191 thousand as of 1 November 2006. The acquisition cost of the existing customer base in the retail segment came to € 4,683 thousand. The existing customer base is amortised over five years.

Other Included Units

Some new companies were founded in the leasing business: *Raiffeisen-Leasing sh.a.*, Tirana, and *TOV „Raiffeisen Leasing Aval"*, Kiev, will focus at first on movables and motor vehicle leasing. Two other new companies were founded, both leasing specialists in Serbia: *Raiffeisen Rent doo*, Belgrade, will engage in operating leasing, and *RLOL ESTATE 1 d.o.o.*, Belgrade, is active in real estate leasing. In Poland, *Vela SP z o.o, Warsaw,* was founded in connection with a securitisation deal for Polish leasing receivables. In the financial year eight newly founded project companies of *Raiffeisen-Leasing Real-Estate s.r.o., Prague,* were included for the first time. These companies operate in project finance leasing of real estate.

Raiffeisen Real Estate Management Zrt., Budapest, has been operating on the Hungarian market for several years in property development and exploitation. Because of its rising importance, the company together with its projects spun off as subsidiaries was consolidated for the first time in 2006. The business volume of this group amounts to € 124,248 thousand.

In April 2006, a new company was founded in Jersey, *RI Finance (Jersey) Limited*, St. Helier. In May, new hybrid Tier 1 capital amounting to € 500,000 thousand was made available to the Group. Raiffeisen International's share of the voting capital is 100 per cent.

Mergers

In the financial year, *RLRE Zeus Property, s.r.o.*, Prague, was merged with *RLRE Orion Property s.r.o.*, Prague, due to the strong economic involvements in a real estate project.

Excluded Units

JSCB Raiffeisenbank Ukraine (RBUA)

In the financial year, a 100 per cent share in *JSCB Raiffeisenbank Ukraine*, Kiev, was sold to the Hungarian *OTP Bank Zrt.*, Budapest. At the time of deconsolidation, *JSCB Raiffeisenbank Ukraine* reported a balance sheet total of € 1,591,567 thousand and had 42 business outlets. The selling price totalled € 650,000 thousand. The transaction closed in November 2006 and Raiffeisen International realised gains on the disposal of group assets of € 486,479 thousand as of 1 November 2006, the date of deconsolidation.

Premier Outlet Center Kft. (POC), POCM Kft. (POCM)

In December 2006, a 40.6 per cent shareholding in *Premier Outlet Center Kft.*, Budapest, (POC) was sold to *AVIVA Central European* Property Fund (Morley Fund Management). The selling price totalled € 16,957 thousand for the 40.6 per cent shareholding in POC. The income from the disposal of group assets as of 31 December 2006 amounted to € 16,484 thousand. A real estate management subsidiary, *POCM Kft.*, Budapest, was sold together with POC.

SCTFO Fogarasi UT Kft. (SCTFO)

In December 2006, *Raiffeisen Ingatlan Vagyonkezelö Kft.* (SCT02) sold its 75.3 per cent share in *SCTFO Fogarasi UT Kft.* to *OROC Group, Endurance Asset S.a.r.l*, Luxembourg. The selling price for this shareholding came to € 3,709 thousand and income from disposal of group assets was € 3,591 thousand.

The following table shows assets and liabilities of the sold subsidiaries as of the disposal date:

	RBUA	POC*	SCTFO	Total
		€000		
Cash reserve	(126,070)	—	—	(126,070)
Loans and advances to banks	(102,572)	(1,851)	(242)	(104,665)
Loans and advances to customers	(1,324,226)	—	—	(1,324,226)
Trading assets	(6)	—	—	(6)
Other current financial assets	(20,228)	—	—	(20,228)
Financial investments	(1)	—	—	(1)
Intangible fixed assets	(13,831)	(2)	—	(13,833)
Tangible fixed assets	(1,945)	(35,036)	(10,267)	(47,248)
Other assets	(2,688)	(2,363)	(355)	(5,406)
Assets	**(1,591,567)**	**(39,251)**	**(10,865)**	**(1,641,683)**
Deposits from banks	761,711	30,802	10,623	803,137
Deposits from customers	615,962	5,745	84	621,791
Liabilities evidenced by paper	2,311	—	—	2,311
Provisions for liabilities and charges	14,435	—	—	14,435
Other liabilities	6,540	1,555	—	8,095
Subordinated capital	27,086	—	—	27,086
Net assets	**(163,522)**	**(1,149)**	**(158)**	**(164,828)**
Minority interests	—	676	39	715
Net assets after minority interests	**(163,522)**	**(473)**	**(119)**	**(164,113)**
Selling price	650,000	16,957	3,709	670,667
Income from disposal of group assets	**486,479**	**16,484**	**3,591**	**506,553**

* *Figures are on a consolidated level with POCM Kft.*

The effect of sold subsidiaries on liquidity is shown as follows:

	RBUA	POC*	SCTFO	Total
		€000		
Selling price	650,000	16,957	3,709	670,667
Liquid funds	(126,070)	—	—	(126,070)
Cash flow from disposal of group assets	**523,930**	**16,957**	**3,709**	**544,597**

* *Figures are on a consolidated level with POCM Kft.*

Foreign Currency Translation

Financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current rate method in accordance with IAS 21. Equity was translated at historical exchange rates while all other assets, liabilities and the notes were translated at the prevailing foreign exchange rates as of the balance sheet date.

Differences arising from the translation of equity (historical exchange rates) were offset against retained earnings and not recognised in income statement. The items of the income statement were translated at the average exchange rates during the year calculated on the basis of month-end rates. Differences arising between the exchange rate as of the balance sheet date and the average exchange rate applied in the income statement were offset against equity and not recognised in the income statement.

Because of changes in economic conditions, IAS 29 (financial reporting in hyperinflationary economies) has no longer been applied in *Priorbank OAO*, Minsk, since 1 January 2006. In the case of a subsidiary not headquartered in the Euro-area (*GSI Group Software Investment AG*, Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions. *Raiffeisen Leasing SRL*, Bucharest, changed from functional currency (euro) to local currency (Romanian Lei) as reporting currency because leasing contracts are mainly made in the local currency.

The following exchanges rates were used for currency translation:

Rates in units per €	2006 As of 31/12	2006 Average	2005 As of 31/12	2005 Average
Albanian lek (ALL)	123,850	123,079	122,580	124,216
Belarusian ruble (BYR)	2,817.310	2,689.745	2,546.350	2,692.559
Bosnian marka (BAM)	1,956	1,956	1,956	1,956
Bulgarian lev (BGN)	1,956	1,956	1,956	1,956
Croatian kuna (HRK)	7,350	7,325	7,372	7,414
Czech koruna (CZK)	27,485	28,322	29,000	29,846
Hungarian forint (HUF)	251,770	263,247	252,870	248,394
Kazakh tenge (KZT)	167,120	158,429	158,540	166,188
Polish zloty (PLN)	3,831	3,897	3,860	4,027
Romanian leu (RON)	3,384	3,525	3,680	3,648
Russian ruble (RUB)	34,680	34,148	33,950	35,270
Serbian dinar (RSD)	79,000	84,169	85,500	82,863
Slovenian tolar (SIT)	239,640	239,588	239,500	239,579
Slovak koruna (SKK)	34,435	37,149	37,880	38,591
Ukrainian hryvna (UAH)	6,651	6,327	5,972	6,405

Capital Hedge

In the Group, hedges of investments in economically independent sub-units (IAS 39.102) were made in order to reduce differences arising from the translation of equity. Liabilities in foreign currency, currency options, currency futures and currency swaps are mainly used as hedging instruments. The resulting gains and losses from currency translation are shown in equity without affecting profit and are separately shown in the statement of changes in equity, insofar as the hedging relation is effective. The ineffective part of this hedge relation is recognised in profit. The related interest components are shown in net interest income.

Accounting and Valuation Principles

Financial Instruments: Recognition and Measurement (IAS 39)

A financial instrument is defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. In IFRS balance sheets, the following five categories are distinguished:

1. Financial assets or liabilities recognised at fair value via the income statement
   a. Trading assets/ liabilities
   b. Designated financial instruments at fair value
2. Financial instruments held to maturity
3. Loans and advances
4. Available-for-sale financial assets
5. Liabilities

1. Financial assets or liabilities recognised at fair value via the income statement

1 a. Trading assets/liabilities

Trading assets/liabilities are acquired or incurred principally for the purpose of generating profit from short-term fluctuations in market prices. Securities (including short selling of securities) and derivative financial instruments held for trading are recognised at their fair values. If securities are listed, the fair value is based on stock exchange prices. Where such prices are not available, internal prices based on present value calculations for

originated financial instruments and futures or option pricing models for options are applied. Present value calculations are based on the zero-coupon curve. As option price formulas Black-Scholes 1972, Black 1976 or Garman-Kohlhagen are applied depending on the kind of option.

Derivative financial instruments held for trading are also shown under *trading assets* or *trading liabilities.* Positive fair values including accrued interest (*dirty price*) are shown under *trading assets*. Negative fair values are recorded under *trading liabilities.* Positive and negative fair values are not netted. Changes in *dirty prices* are recognised in the income statement under *trading profit/loss*.

1 b. Designated financial instruments at fair value

This category comprises mainly all those financial instruments which are irrevocable designated at fair value (so called fair value option) upon initial recognition in the balance sheet independent of the intention to trade. An entity may use this designation only when doing so results in more relevant information, because a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis. These instruments are debt securities and other fixed-interest securities or equities and other variable-yield securities.

These instruments are measured at fair value according to IAS 39. They are stated under the balance sheet item *other current financial assets*, current income is shown under *net interest income*, and valuation gains and losses and proceeds from sale are stated in *net income from financial investments and current financial assets.*

2. Financial instruments held to maturity

Non-derivative financial assets (securities with fixed or determinable payments and fixed maturities) purchased with the intention and ability to hold them to maturity are reported under the balance sheet item *financial investments*. They are recognised at amortised cost and differences are amortised over the term to maturity and recognised in the income statement under *net interest income*. Coupon payments are also recognised under net interest income. A sale of these financial instruments is only allowed in cases as stated in IAS 39.

3. Loans and advances

Loans and advances are recognised at their nominal value without deduction of impairment losses. Accrued interest is recognised in the income statement if there is a high probability that it would be received. Moreover, debt instruments are also stated there if there is no active market.

4. Available-for-sale financial assets

The category of financial assets available-for-sale contains those financial instruments (mainly equity participations for which there are no active market) that did not qualify or any of the other three categories. They are stated at fair value, if a fair value is reliably measurable. Valuation differences are shown directly in equity and only recognised in the income statement if there is an objective indication of impairment. Only in the case of debt instruments such impairments are recognised in the income statement. In case of equity instruments, such impairments are booked versus equity. This kind of financial instruments is reported under *financial investments* or *other current financial assets*.

5. Liabilities

Liabilities are recognised at amortised cost. Discounted debt securities and similar obligations are measured at their present value.

Hedging

Derivative instruments not held for trading because acquired for hedging purposes are subdivided into the following categories reflecting differing modes of recognition on the IFRS-compliant balance sheet:

a) Fair value hedge according to IAS 39

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed, and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance sheet items (except trading assets/ liabilities) are recognised at their fair values *(dirty prices)* under *other assets* (positive dirty prices) or *other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) are allocated directly to the corresponding balance sheet items and reported separately in the notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments are recorded under *other operating profit/loss* (net result from hedge accounting).

b) Other derivative instruments

Derivative instruments held to hedge against market risks (except trading assets/liabilities) that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting according to IAS 39. They are captured as follows: Positive *dirty prices* are recognised under *other assets*, and negative *dirty prices* are recorded under *other liabilities*. The effect of remeasuring those derivative instruments on a clean-price basis is recognised under *other operating profit/loss* (net income from other derivative instruments); interest is recorded under *net interest income*.

Offsetting

In the case of identity of borrower and lender, offsetting of loans and liabilities with matching maturities and currencies occurs, only if a legal right, by contract or otherwise exists and offsetting is in line with the actually expected course of the business.

Cash Reserve

The cash reserve includes cash on hand and balances at central banks that are due on call. They are shown with their nominal value.

Impairment Losses on Loans and Advances

Credit risk is accounted for by making specific impairment provisions and portfolio-based impairment provisions. The latter comprise impairment provisions for portfolios of loans with identical risk profiles that may be compiled under certain conditions. In the retail segment, provisions are built according to product portfolio and past due days. Specific and portfolio-based impairment provisions are not netted against corresponding receivables but are stated separately in the balance sheet.

For credit risks related to loans and advances to customers and banks, provisions are made in the amount of expected loss according to homogeneous Group-wide standards. Risk of loss is deemed to exist if the discounted projected repayment amounts and interest payments are below the carrying value of the loans, taking collateral into account. Portfolio-based impairments are calculated according to valuation models that estimate expected future cash flow for the loans in the respective loan portfolio based on loss experience history. For retail portfolios without a documented loss history of their own, *peer group* benchmark figures serve as a comparative base.

The entirety of the provision for impairment losses arising from on-balance-sheet loans (individual loan loss provisions and portfolio-based provisions) is shown as a separate item on the assets side of the balance sheet, below *loans and advances to banks and customers.* The provision for impairment losses arising from off-balance-sheet transactions is recorded under *provisions for liabilities and charges.*

Genuine Sale and Repurchase Agreements

In a genuine sale and repurchase transaction, the transferor sells assets to a third party and agrees at the same time to repurchase these assets at an agreed price and time. The assets remain in the balance sheet of the transferor and are measured like the balance sheet item where they are shown. Cash inflows arising from a sale and repurchase transaction are recognised in the balance sheet depending on the counterparty as *deposits from banks* or *deposits from customers.*

Under reverse repurchase agreements, assets are acquired with the obligation to sell them in the future. Cash outflows arising from reverse repurchase agreements are recorded in the balance sheet under *loans and advances to banks* or *loans and advances to customers.* Interest expense from sale and repurchase agreements and interest income from reverse sale and repurchase agreements are accrued in a straight line over their term to maturity and are shown under *net interest income.*

Finance Lease Business

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Pursuant to IAS 17, the present value of all future lease payments and any residual values are shown as *loans and advances to banks* or *customers* in the balance sheet of the lessor. The lessee recognises the assets as tangible fixed assets to which refer a corresponding leasing liability.

Equity Participations

Shareholdings in subsidiaries not included in the consolidated financial statements because of their minor significance and shareholdings in companies that are not valued at-equity are shown under *financial investments* and are measured at amortised cost if no shares prices are available.

Other shareholdings are categorised as designated financial instruments at the balance sheet date if reliably measurable market prices are available and are measured at fair value. Changes in value are therefore recognised in profit. If there is no active market for other interests or if a fair value is not reliably measurable, they are categorised as available for sale. The changes in value are directly shown in equity without effecting income statement.

Intangible Fixed Assets

Under this item, internally developed and acquired software, brand rights, acquired customer bases and especially goodwill are stated. Goodwill and other intangible fixed assets without definite useful lives are tested for impairment at every balance sheet date. Whenever events or changes in circumstances indicate that the expected benefit no longer exists, impairment must be made pursuant to IFRS 3.

Acquired intangible fixed assets (software, and customer base) with determinable useful lives are capitalised at cost and amortised over their estimated useful lives.

Internally developed intangible fixed assets comprise without exemption software. Software is capitalised if it is probable that the future economic benefits attributable to the asset will accrue to the enterprise and the cost of the asset can be measured reliably. The useful life of software is between four and six years and may be longer for major software projects. The useful life of the acquired customer base was set at seven years for corporate customers and for the acquired customer base in the retail segment of *Raiffeisen Bank Aval* at 20 years and for *Impexbank* and *eBanka* at five years.

Tangible Fixed Assets

Tangible fixed assets are measured at cost of acquisition or conversion less scheduled depreciation. The straight-line method is used for depreciation and is based on the following useful life figures:

Useful life	years
Buildings	25 – 50
Office furniture and equipment	5 – 10
Hardware	3 – 5

If a permanent impairment was to be expected, extraordinary write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-up will take place up to the amount of the amortised cost of the asset.

Investment Property

Investment property is reported at amortised cost using the cost model permitted by IAS 40 and is shown under fixed assets because of minor importance. Income resulting from investment property is shown in *other operating profit/loss*.

Operating Leasing

An operating lease exists if the lessor bears all risks and enjoys the rewards of ownership. The leased assets are reported by the lessor under fixed assets and depreciated in accordance with the principles applicable to the type of fixed assets involved.

Inventory

Inventories are measured at the lower of cost or net realisable value. Write-downs are made if the acquisition cost is above the net realisable value as of the balance sheet date or if limited usage or longer periods for storage has impaired the value of the inventory.

Provisions for Liabilities and Charges

All defined benefit plans relating to so-called social capital (Provisions for pensions, provisions for severance payments provisions for anniversary bonuses) are measured using the *Projected Unit Credit Method* in accordance with IAS 19—Employee Benefits.

The actuarial calculation of pension obligations for active employees is based on an interest rate of 4.5 per cent per year (2005: 4.25 per cent per year) and an unchanged effective salary increase of 3 per cent per year and an unchanged individual career trend of 1.5 per cent per year, respectively. The parameters for retired employees are an interest rate of 4.5 per cent per year (2005: 4.25 per cent per year) and an expected increase in retirement benefits of 2 per cent per year (2005: 2 per cent per year). Calculations are based on an assumed retirement age of 65 years and are subject to transitional statutory regulations and special arrangements in individual contracts.

Actuarial gains or losses calculated for pension obligations are recognised immediately in profit. The right to vote according to IAS 19.92 ("corridor method") was not applied.

The actuarial computation of severance payments and anniversary bonuses is based on an interest rate of 4.5 per cent per year (2005: 4.25 per cent per year), an unchanged average increase in salary of 3 per cent per year and an unchanged individual career trend of 1.5 per cent per year.

The biometrical basis for the calculation of provisions for pensions, severance payments and anniversary bonuses is provided by *AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung* (Computational Framework for Pension Insurance)—*Pagler & Pagler*, using the variant for salaried employees.

Other provisions are made to uncertain liabilities to third parties in the amount of the expected claim. These provisions are not discounted because the resulting interest effect is immaterial.

Defined Contribution Plans

Under defined contribution plans, the company pays fixed contributions into a separate entity (a fund). These payments are recognised as staff expense in the income statement.

Subordinated Capital

The balance sheet item comprises subordinated capital and supplementary capital. Liabilities, documented or undocumented, are subordinated if, in the event of liquidation or bankruptcy, they can only be met after the claims of the other—not subordinated—creditors have been satisfied. Supplementary capital contains all paid in own funds which are available for the company for more than eight years with the creditor renouncing prior notice, for which interest is paid only from the profit (before reserve transactions) and which can be repaid in the case of solvency only after all other debtors are satisfied.

Own Shares

Own shares held by Raiffeisen International Bank-Holding AG as of the balance sheet date are deducted from equity. No gain or loss may be recognised in profit or loss on the purchase, sale, issue or cancellation of an entity's own equity instruments.

Share-Based Remuneration

The Managing Board of Raiffeisen International Bank-Holding AG obtained Supervisory Board approval to institute a share incentive program (SIP) offering performance-based allotments of company shares for eligible employees at home and abroad for a given period of time. All Managing Board members of Raiffeisen International Bank-Holding AG managing board members of associated bank subsidiaries, and selected upper management personnel of Raiffeisen International Bank-Holding AG and its affiliated enterprises are eligible to participate.

The number of common shares in Raiffeisen International Bank-Holding AG to be actually transferred will depend on meeting two performance criteria: the targeted average return on equity (ROE) and the total shareholder return (TSR) for Raiffeisen International Bank-Holding AG shares in relation to TSR s of shares in the DJ EURO STOXX BANKS—index after a three-year holding period. Moreover, beneficiaries have to be in active service for Raiffeisen International. SIP participation is voluntary.

All share-based remunerations are recognised according to IFRS 2 (Share-based payment) as staff expenses and booked directly via equity.

Net Interest Income

Interest and similar income mainly includes interest income on loans and advances to banks and customers and from fixed-interest securities. In addition current income from shares and other variable-yield securities (especially dividends), income from equity participations and from investments accounted for at-equity, and similar income calculated as interest are also reported under interest and similar income. Interest paid and similar charges mainly include interest paid on deposits from banks and customers and on liabilities evidenced by paper and subordinated capital. Interest income and interest expenses are accrued.

Net Commission Income

Net commission income mainly includes income and expenses arising from payment transfers, credit business and foreign exchange business. Commission income and expenses are accrued in the reporting period.

As of 1 January 2006, trading margins achieved in foreign exchange business with customers have been split into a trader margin and a customer margin in order to increase transparency, with the customer margins from these transactions being stated in net commission income, and the trader margin continuing to be shown in trading profit. Until 31 December 2005, these customer margins are disclosed in trading profit. The comparative figures for 2005 were adjusted.

Trading Profit

Trading profit comprises the customer margins resulting from the foreign exchange business, results due to foreign exchange-revaluations and all realised and unrealised gains and losses from financial assets and liabilities at fair value. In addition, it includes all interest and dividend income attributable to trading activities and related refinancing costs.

General Administrative Expenses

General administrative expenses include staff and other administrative expenses as well as amortisation/ depreciation and impairment losses for fixed and intangible fixed assets.

Income Taxes

Deferred taxes are recognised and calculated in accordance with IAS 12 applying the liability method. Deferred taxes are based on all temporary differences that result from comparing the carrying amounts of assets and liabilities in the IFRS accounts with the tax bases of assets and liabilities and will reverse in the future. Deferred taxes are calculated by using tax rates applicable in the countries concerned. A deferred tax asset should also be recognised on tax loss carry- forwards if it is probable that sufficient taxable profit will be available against which the tax loss carryforwards can be utilised within the same entity. Deferred tax assets and deferred tax liabilities within the same entity are netted.

Income tax credits and income tax obligations were recorded separately under *other assets* and *tax provisions* respectively.

Fiduciary Business

According to IFRS 30 transactions arising from the holding and placing of assets on behalf of third parties are not shown in the balance sheet. Fees arising from these transactions are shown under *net commission income*.

Notes to the Income Statement

(1) Segment reporting

Segment reporting by business segment

The basis for primary segment reporting according to IAS 14 is Raiffeisen International's internal management reporting system which is mainly customer-oriented. Business is divided into the following segments:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The *corporate customers* segment comprises business with large corporates and mid market companies from Central and Eastern Europe (CEE) as well as with companies from other countries that are operating in the CEE region—, including especially multinationals. The criteria are key ratios like revenues, profit and number of employees.

Small and medium-sized companies belong to corporate customers if their annual sales are at least € 5 million or clearly relate to project or trade finance. All other small and medium-sized enterprises are included in the *Small Entities* subsegment of the retail segment.

The *Public sector* and companies owned by state-owned entities and institutions are also part of corporate customers. The public sector comprises all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this segment.

Moreover, business with banks, providers of financial services, and insurance companies is reported in this segment (*financial institutions*). This excludes transactions which are connected to the proprietary trading with financial instruments resp. invested within the asset and liability management as those are allocated to the segment treasury. The *banks* subsegment encompasses national and international commercial, retail and private banks. Banks also include supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development (EBRD)*, the *European Investment Bank (EIB)*, and the *International Monetary Fund (IMF)*. Financial service providers include brokers and asset managers such as investment banks, investment fund companies, leasing companies as well as companies operating in businesses related to the credit industry. Insurance companies consist of all kind of insurers and reinsurers. They include property, health, life and pension insurers.

Because of the minor importance of *public sector* and *financial institutions* for the consolidated results of Raiffeisen International, their results are included in the segment corporate customers.

Retail customers are all private individuals (*consumers*), self-employed (*Micro*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Small Entities*), whereby smaller country-specific deviations may occur. They are offered standardised products such as saving books and saving deposits, time deposits, current and salary accounts, consumer credits, overdraft lines, credit cards, and mortgages as well as other earmarked loans.

Earnings arising from *private banking* provided by a number of Group units are also included in this customer segment. For *high-net-worth individuals* an individualised advisory approach is applied and asset management services are offered.

The *treasury* segment encompasses the treasury's proprietary trading and investment banking activities, which are carried out only in a few Group units.

Own-account trading involves on-balance and off-balance sheet interest and currency products (futures, and options) which include money market transactions, currency transactions, cash management, refinancing and asset/liability management (maturity conversion).

Proprietary trading in financial instruments is centrally controlled and subject to strictly monitored limits. In addition, Raiffeisen International has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading is shown in the treasury segment, treasury activities carried out on customers' account are recognised in other segments like corporate customers and retail customers. That part of proceeds exceeding market prices is assigned to the customer segments.

Besides non-banking activities, the *participations and other* segment encompasses the management of participations. Moreover, other general activities are involved, including especially those carried out by the parent company Raiffeisen International Bank-Holding AG.

Raiffeisen International applies two central steering benchmarks:

- The *return on equity* before taxes is the ratio that states the profit before tax to average equity employed and expresses the return on capital employed.
- The *cost/income ratio* represents the cost efficiency of business segments. The cost/income ratio is calculated as quotient of general administrative expenses and the sum of net interest income, net commission income, trading profit/loss and other operating income/loss (adjusted for the net result from hedge accounting and other derivative financial instruments).

Segment reporting is based on Raiffeisen International's internal management income statement which is similar to a multi-stage contribution costing calculation. Income and expenses are allocated according to the causation principle. Income items are interest income, commission income, trading profit and other operating income. Net interest income is calculated using the market interest rate method. Net interest received from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognised under net interest income.

Provisioning for impairment losses on loans and advances consists of net allocations of impairment losses on credit risks, direct write-downs as well as income received from written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff expenses and other administrative expenses) are incurred by business segments while the indirect costs are allocated according to agreed ratios.

The risk-weighted assessment base pursuant to Section 22 of the Austrian Banking Act (BWG) serves as sector-specific substitute for segment assets (including market risk).

Financial year 2006	Corporate customers	Retail customers	Treasury	Participations and other	Total
			€000		
Net interest income	575,465	1,032,505	136,052	19,859	1,763,881
Provisioning for impairment losses	(115,108)	(191,562)	24	(2,231)	(308,877)
Net interest income after provisioning	**460,357**	**840,943**	**136,076**	**17,628**	**1,455,004**
Net commission income	332,994	591,698	2,870	5,727	933,289
Trading profit	923	3,347	168,891	1,662	174,823
Net income from financial investments and current financial assets	(60)	—	770	102,478	103,187
General administrative expenses	(338,056)	(1,184,671)	(70,185)	(100,760)	(1,693,671)
Other operating profit	11,043	12,223	3,047	(25,886)	427
Income from disposal of group assets	—	—	—	506,553	506,553
Profit before tax	**467,201**	**263,540**	**241,469**	**507,402**	**1,479,612**
Basis of assessment (incl. market risk)	19,067,850	14,143,395	5,407,497	2,433,068	41,051,810
Own funds requirement	1,525,428	1,131,472	432,600	194,645	3,284,145
Average number of staff	7,390	38,677	1,064	2,042	49,173
Cost/income ratio	36.7%	72.3%	22.8%	—	59.1%
Average equity	1,475,965	1,064,790	540,168	177,781	3,258,704
Return on Equity before tax	**31.7%**	**24.8%**	**44.7%**	**285.4%**	**45.4%**

Financial year 2005	Corporate customers	Retail customers	Treasury	Participations and other	Total
			€000		
Net interest income	426,978	651,292	119,926	3,902	1,202,098
Provisioning for impairment losses	(71,658)	(96,173)	(2)	573	(167,260)
Net interest income after provisioning	**355,320**	**555,118**	**119,924**	**4,475**	**1,034,838**
Net commission income	247,100	349,802	8,853	884	606,639
Trading profit	3,169	4,261	94,618	(1,051)	100,997
Net income from financial investments and current financial assets	357	—	1,425	9,126	10,908
General administrative expenses	(274,604)	(785,938)	(40,257)	(61,711)	(1,162,510)
Other operating profit	5,432	(5,637)	(435)	(21,676)	(22,316)
Profit before tax	**336,773**	**117,607**	**184,128**	**(69,952)**	**568,557**
Basis of assessment (incl. market risk)	14,356,058	8,905,963	4,822,625	1,829,510	29,914,156
Own funds requirement	1,148,485	712,477	385,810	146,361	2,393,133
Average number of staff	5,476	20,984	561	1,567	28,588
Cost/income ratio	40.2%	78.6%	18.1%	—	61.6%
Average equity	1,251,811	776,577	420,520	159,528	2,608,436
Return on Equity before tax	**26.9%**	**15.1%**	**43.8%**	**—**	**21.8%**

Segment report by region

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. Allocation criteria are the headquarters of the respective company. The regional segments under review are described below (internal English-language abbreviations in parenthesis):

- *Central Europe (CE)*

  This segment contains the five countries in which Raiffeisen International operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia, and Slovenia.

- *Southeastern Europe (SEE)*

  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Croatia, Serbia and Romania.

- *Commonwealth of Independent States (CIS)*

  This segment contains the members of the Commonwealth of Independent States—created from parts of the former Soviet Union—where Raiffeisen International is active, namely Belarus, Kazakhstan, Russia and Ukraine.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to the causation principle. If a direct allocation is impossible, allocation is based on other criteria such as risk-weighted assets (this is the basis of assessment including market risk).

Notes to the Income Statement—(Continued)

Regional allocation by respective headquarters considering refinancing costs:

Financial year 2006	CE	SEE	CIS	Total
		€000		
Net interest income	603,430	560,083	600,368	1,763,881
Provisioning for impairment losses	(93,385)	(88,352)	(127,140)	(308,877)
Net interest income after provisioning	**510,045**	**471,731**	**473,228**	**1,455,004**
Net commission income	343,220	268,481	321,587	933,289
Trading profit	41,536	50,570	82,718	174,823
Net income from financial investments and current financial assets	(291)	874	102,604	103,187
General administrative expenses	(602,099)	(518,852)	(572,720)	(1,693,671)
Other operating profit/loss	3,038	12,143	(14,755)	427
Income from disposal of group assets	20,075	—	486,479	506,553
Profit before tax	**315,524**	**284,947**	**879,141**	**1,479,612**
Total assets	23,203,900	18,783,659	13,879,435	55,866,995
Basis of assessment (incl. market risk)	17,247,333	12,625,681	11,178,796	41,051,810
Own funds requirement	1,379,787	1,010,054	894,304	3,284,145
Average number of staff	11,223	12,636	25,313	49,173
Cost/income ratio	61.0%	58.2%	57.9%	59.1%
Average equity	1,346,245	1,011,782	900,677	3,258,704
Return on Equity before tax	**23.4%**	**28.2%**	**97.6%**	**45.4%**

Financial year 2005	CE	SEE	CIS	Total
		€000		
Net interest income	513,631	424,452	264,014	1,202,098
Provisioning for impairment losses	(48,500)	(63,488)	(55,272)	(167,260)
Net interest income after provisioning	**465,131**	**360,964**	**208,742**	**1,034,838**
Net commission income	268,090	200,829	137,720	606,639
Trading profit	38,591	42,085	20,321	100,997
Net income from financial investments and current financial assets	7,798	2,988	122	10,908
General administrative expenses	(532,648)	(418,263)	(211,599)	(1,162,510)
Other operating profit/loss	(17,022)	(949)	(4,345)	(22,316)
Profit before tax	**229,941**	**187,655**	**150,961**	**568,557**
Total assets	17,341,123	13,938,489	9,415,250	40,694,863
Basis of assessment (incl. market risk)	12,940,465	9,397,223	7,576,469	29,914,156
Own funds requirement	1,035,237	751,778	606,118	2,393,133
Average number of staff	9,123	11,093	8,373	28,588
Cost/income ratio	66.2%	62.8%	50.9%	61.6%
Average equity	1,312,305	829,138	466,993	2,608,436
Return on Equity before tax	**17.5%**	**22.6%**	**32.3%**	**21.8%**

(2) Net interest income

The net interest income position includes income and expense from items of banking business, dividend income and commissions with interest-like characteristics.

	2006	2005
	€000	
Interest income	**3,240,435**	**2,097,294**
from loans and advances to banks	401,769	251,266
from loans and advances to customers	2,438,188	1,454,700
from current financial assets	42,869	56,683
from financial investments	148,210	156,043
from leasing claims	168,633	131,927
from derivative financial instruments (non-trading), net	40,766	46,675
Current income	**2,734**	**2,807**
from shares and other variable-yield securities	335	93
from shares in affiliated companies	1,831	—
from companies valued at-equity	(908)	502
from other interests	1,476	2,212
Interest-like income	**5,021**	**3,215**
Interest and interest-like income, total	**3,248,190**	**2,103,316**
Interest expenses	**(1,480,586)**	**(900,182)**
on deposits from banks	(538,701)	(282,550)
on deposits from customers	(834,858)	(564,676)
on liabilities evidenced by paper	(55,385)	(30,685)
on subordinated capital	(51,642)	(22,271)
Interest-like expenses	**(3,723)**	**(1,036)**
Interest expenses and interest-like expenses, total	**(1,484,309)**	**(901,218)**
Net interest income	**1,763,881**	**1,202,098**

The interest margin on the respective averages of the stated base is as follows:

	2006	2005
	Per cent	
Interest margin (balance sheet total)	3.76	3.55
Interest margin (risk-weighted assets in the banking book)	5.54	5.85

(3) Provisioning for impairment losses

Provisioning for impairment losses on balance sheet and off-balance sheet items are made as follows:

	2006	2005
	€000	
Individual loan loss provisions	**(189,400)**	**(94,313)**
Allocation to provisions for impairment losses	(371,820)	(258,318)
Release of provisions for impairment losses	223,838	188,448
Direct write-downs	(68,465)	(40,628)
Income received on written-down claims	27,047	16,185
Portfolio-based loan loss provisions	**(119,490)**	**(72,949)**
Allocation to provisions for impairment losses	(174,810)	(102,419)
Release of provisions for impairment losses	55,320	29,469
Gains from the sales of loans	**13**	**2**
Total	**(308,877)**	**(167,260)**

Details on risk provisions are shown under item 14 impairment losses on loans and advances.

	2006	2005
	Per cent	
Net provisioning ratio (∅ risk-weighted assets of the banking book)	0.97%	0.81%
Net provisioning ratio (total loans outstanding)	0.59%	0.45%
Loss rate	0.16%	0.13%
Portfolio rate (total loans outstanding)	1.77%	1.84%
Risk/earnings ratio	17.51%	13.91%

(4) Net commission income

	2006	2005
	€000	
Payment transfer business	411,991	228,555
Loan administration and guarantee business	109,422	81,833
Securities business	39,959	22,868
Foreign currency and precious-metals business*	290,750	226,116
Other banking services	81,167	47,268
Total	**933,289**	**606,639**

* *Reclassification from trading profit (see note on page 127)*

(5) Trading profit

The position trading profit also includes interest and dividend income, refinancing costs, commissions and any changes in fair value of trading portfolios.

	2006	2005
	€000	
Interest-based transactions	26,283	12,662
Currency-based transactions*	141,230	86,733
Equity-/index-based transactions	7,125	1,637
Other transactions	185	(35)
Total	**174,823**	**100,997**

* *Reclassification to net commission income (see note on page 127)*

(6) Income from financial investments and current financial assets

The position net income from financial investments comprises valuation results and net proceeds from disposal of financial investment portfolio and equity participations which include shares in affiliated companies, companies valued at-equity, and other equity investments.

	2006	2005
	€000	
Net income from financial investments	**102,589**	**4,828**
Net valuations of financial investments held-to-maturity	11	(57)
Net proceeds from sales of financial investments held-to-maturity	(1)	—
Net valuations of equity participations	(1,255)	1,185
Net proceeds from sales of equity participations	103,834	3,700
Net income from other current financial assets	**598**	**6,080**
Net valuations of other current financial assets	(3,193)	1,571
Net proceeds from sales of other current financial assets	3,791	4,509
Total	**103,187**	**10,908**

The significant increase in net proceeds from sales of equity investments is mainly due to the sale of a minority share in *JSC Bank TuranAlem*, Almaty.

(7) General administrative expenses

General administrative expenses contain staff expenses, other administrative expenses and depreciation on tangible and intangible assets. They break down as follows:

	2006	2005
	€000	
Staff expenses	**(824,772)**	**(551,983)**
Wages and Salaries	(632,309)	(422,584)
Social security costs and staff related taxes	(162,903)	(109,478)
Other voluntary social expenses	(20,717)	(17,948)
Expenses on severance payments and retirement benefits	(5,338)	(854)
Expenses on share incentive program (SIP)	(3,505)	(1,119)
Other administrative expenses	**(687,840)**	**(480,319)**
Office space expenses	(171,425)	(124,923)
IT costs	(91,072)	(68,226)
Communication expenses	(62,005)	(43,507)
Legal, advisory and consulting expenses	(60,351)	(32,331)
Advertising, PR and promotional expenses	(86,306)	(59,209)
Deposit insurance fees	(42,590)	(33,588)
Office supplies	(26,294)	(15,575)
Car expenses	(13,715)	(6,560)
Security expenses	(28,939)	(14,603)
Travelling expenses	(14,868)	(9,047)
Training expenses for staff	(12,291)	(9,144)
Sundry administrative expenses	(77,983)	(63,605)
Depreciation on intangible and tangible fixed assets	**(181,059)**	**(130,208)**
Tangible fixed assets	(118,823)	(84,978)
Intangible fixed assets	(49,024)	(39,081)
Leased assets (Operating leasing)	(13,211)	(6,149)
Total	**(1,693,671)**	**(1,162,510)**

Amortisation of intangible fixed assets capitalised in the course of initial consolidation was € 10,531 thousand (2005: € 1,192 thousand). This is due to scheduled amortisation of the acquired customer base and an impairment loss on the Impex brand of € 5,286 thousand because of the decision taken in 2006 to merge Impexbank.

(8) Other operating profit/loss

The position other operating profit/loss captures, among other things, sales revenues and expenses from non-banking activities, income and expenses from disposal as well as income from the revaluation of tangible and intangible fixed assets. The net result of hedge-accounting, also included in this position, derives from valuation of hedging instruments and of hedged items.

	2006	2005
	€000	
Sales revenues from non-banking activities	48,502	32,036
Expenses arising from non-banking activities	(40,743)	(22,557)
Revenues from additional leasing services	48,829	44,907
Expenses from additional leasing services	(49,746)	(43,051)
Rental income from real estate	4,690	1,124
Rental income from other operating lease	15,120	4,255
Net result from hedge accounting	350	(103)
Net result from other derivative instruments	4,339	257
Net proceeds from disposal of tangible and intangible fixed assets	815	(1,147)
Other taxes	(32,539)	(28,037)
Impairment of goodwill	—	(2,506)
Income from release of negative goodwill	7,764	217
Net expense from allocation and release of other provisions	(12,043)	(11,318)
Sundry operating income	26,822	20,368
Sundry operating expenses	(21,734)	(16,763)
Total	**427**	**(22,316)**

Income from disposal of group assets amounting to € 506,553 thousand is shown in details on page 117.

(9) Income taxes

Income taxes break down as follows:

	2006	2005
	€000	
Current income taxes	(245,455)	(120,195)
Austria	(1,336)	6,207
Foreign	(244,119)	(126,402)
Deferred taxes	40,215	11,231
Total	**(205,240)**	**(108,964)**

Raiffeisen International Bank-Holding AG and three of its subsidiaries form a joint tax entity headed by *Raiffeisen Zentralbank Österreich AG*. This enables them to allocate Group member losses to the Group parent's tax income. As tax apportionment *Raiffeisen International Bank-Holding AG* received a tax equalization of € 1,781 thousand (2005: € 8,003 thousand) from *Raiffeisen Zentralbank Österreich AG*.

The following transition shows the relation between profit before tax and the effective tax burden:

	2006	2005
	€000	
Profit before tax	**1,479,612**	**568,557**
Theoretical income tax expense in the financial year based on the domestic income tax rate of 25 per cent	(369,903)	(142,139)
Effect of divergent foreign tax rates	39,570	42,507
Tax deductions because of tax-exempted income from equity participations and other income	161,911	15,148
Tax increases because of non-deductible expenses	(37,389)	(20,736)
Other tax deductions and tax increases	571	(3,744)
Effective tax burden	**(205,240)**	**(108,964)**
Tax rate in per cent	**13.9**	**19.2**

(10) Earnings per share

	2006	2005
	€000	
Consolidated profit	1,182,126	382,334
Average number of ordinary shares outstanding (in 1,000 units)	142,585	137,094
Earnings per share in €	**8.29**	**2.79**

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Notes to the Balance Sheet

(11) Cash reserve

	2006	2005
	€000	
Cash in hand	1,136,994	783,473
Balances at central banks	2,926,639	2,124,688
Total	**4,063,633**	**2,908,161**

(12) Loans and advances to banks

	2006	2005
	€000	
Giro and clearing business	1,571,209	912,342
Money market business	5,332,198	3,417,181
Loans to banks	1,240,844	1,423,107
Purchased loans	44,711	32,787
Leasing claims	589	396
Claims evidenced by paper	12,894	8,453
Total	**8,202,445**	**5,794,266**

Loans and advances to banks classified regionally (counterparty's seat) are as follows:

	2006	2005
	€000	
Central Europe (CE)	1,593,810	1,550,438
Southeastern Europe (SEE)	1,751,014	1,180,789
Commonwealth of Independent States (CIS)	680,849	533,154
Austria	2,172,241	1,092,606
Other countries	2,004,531	1,437,279
Total	**8,202,445**	**5,794,266**

Loans and advances break down into the following bank segments:

	2006	2005
	€000	
Central banks	2,525,284	2,294,826
Commercial banks	5,664,804	3,494,326
Multinational development banks (MDB)	12,357	5,114
Total	**8,202,445**	**5,794,266**

(13) Loans and advances to customers

	2006	2005
	€000	
Credit business	17,614,531	12,618,329
Money market business	7,088,688	4,170,552
Mortgage loans	7,382,082	5,971,217
Purchased loans	633,451	223,756
Leasing claims	2,307,257	1,723,787
Claims evidenced by paper	16,740	6,385
Total	**35,042,749**	**24,714,026**

Loans and advances to customers break down into business segments as follows:

	2006	2005
	€000	
Sovereigns	869,982	638,388
Corporate customers—large	18,019,128	14,405,529
Corporate customers—small business	3,657,988	1,426,719
Retail customers—private individuals	10,299,306	6,515,206
Retail customers—small and medium-sized entities	2,113,896	1,637,147
Other	82,449	91,038
Total	**35,042,749**	**24,714,026**

Loans and advances to customers classified regionally (counterparty's seat) are as follows:

	2006	2005
	€000	
Central Europe (CE)	15,101,964	10,830,751
Southeastern Europe (SEE)	8,404,893	6,445,531
Commonwealth of Independent States (CIS)	9,728,478	6,718,310
Austria	9,337	2,773
Other countries	1,798,077	716,661
Total	**35,042,749**	**24,714,026**

(14) Impairment losses on loans and advances

Provisions for impairment losses are formed in accordance with uniform Group standards and cover all recognisable counterparty risks. Provisions for impairment losses are allocated to the following segments:

	2006	2005
	€000	
Sovereigns	192	33
Banks	161	177
Corporate customers—large	385,681	327,629
Corporate customers—small business	90,117	42,544
Retail customers—private individuals	314,626	177,862
Retail customers—small and medium-sized entities	81,279	101,541
Total	**872,056**	**649,786**

Provisions for impairment losses classified regionally are as follows:

	2006	2005
	€000	
Central Europe (CE)	303,791	246,258
Southeastern Europe (SEE)	205,662	150,027
Commonwealth of Independent States (CIS)	362,075	252,812
Other countries	528	689
Total	**872,056**	**649,786**

A table with the development of the impairment losses for loans and advances can be found in the risk report on page 167.

(15) Trading assets

The trading assets consist of the following securities and derivative instruments held for trading:

	2006	2005
	€000	
Bonds, notes and other fixed-interest securities	**2,284,556**	**1,442,440**
Treasury bills and bills of public authorities eligible for refinancing	701,667	213,251
Other securities issued by the public sector	775,308	653,625
Bonds and notes of non-public issuers	807,581	575,564
Shares and other variable-yield securities	**24,693**	**23,863**
Shares and other variable-yield securities	24,693	22,103
Mutual funds	—	1,760
Positive fair values of derivative financial instruments	**313,470**	**181,935**
Interest-based transactions	75,855	44,663
Currency-based transactions	233,372	136,346
Equity-/index-based transactions	4,243	926

	2006	2005
	€000	
Call/time deposits for trading purposes	3,224	2,265
Loans held for trading	55,687	—
Pledged securities ready to be sold/repledged by transferee	2,048	5,834
Total	**2,683,678**	**1,656,337**

(16) Other current financial assets

	2006	2005
	€000	
Bonds, notes and other fixed-interest securities	**954,702**	**1,278,499**
Treasury bills and bills of public authorities eligible for refinancing	383,885	883,625
Other securities issued by the public sector	262,833	41,141
Bonds and notes of non-public issuers	306,507	352,741
Money market instruments	1,477	992
Shares and other variable-yield securities	**35,350**	**27,057**
Shares	3,018	3,175
Mutual funds	32,332	23,882
Pledged securities ready to be sold/repledged by transferee	**5,041**	**17,159**
Total	**995,093**	**1,322,715**

(17) Financial investments

Financial investments comprise securities held-to-maturity and strategic equity participations held on a long-term basis:

	2006	2005
	€000	
Debt securities and other fixed-interest securities	**2,719,133**	**2,724,423**
Treasury bills and bills of public authorities eligible for refinancing	1,405,625	1,504,805
Other securities issued by the public sector	984,074	937,758
Bonds and notes of non-public issuers	329,434	281,860
Equity participations	**68,336**	**82,814**
Interests in affiliated companies	35,205	24,169
Interests valued at-equity	24,707	22,146
Other interests	8,424	36,499
Total	**2,787,469**	**2,807,237**

Equity participations valued at amortized cost for which fair values could not be reliably measured amounted to € 8,424 thousand (2005: € 36,007 thousand).

Raiffeisen International concluded syndicate contracts with the respective shareholders of the following subsidiaries:

Raiffeisenbank a.s. (Czech Republic), *Tatra banka a.s.* (Slovakia), *Raiffeisen-RBHU Holding GmbH* (Austria), *Raiffeisen Krekova banka d.d.* (Slovenia), *Raiffeisenbank Austria d.d.* (Croatia). Especially, mutual options are regulated in these syndicate contracts.

The syndicate contracts expire if control over the company changes—also in the case of a takeover bid. The following agreement has been made with the European Bank for Reconstruction and Development (EBRD) regarding *Priorbank, OAO* (Belarus): EBRD has the option to sell all shares held in Priorbank, OAO to the company, if control over the company changes.

Financial information on associated companies is shown in the following table:

	Total assets	Total revenues	Profit after tax	Shareholders' Equity	Carrying value
			€000		
Raiffeisen stavebni sporitelna, a.s., Prague (CZ)	1,515,559	30,153	4,903	48,281	9,390
Raiffeisen Banca pentru Locuinte S.A., Bucharest (RO)	73,084	3,956	(3,472)	14,917	9,455
Raiffeisen stambena stedionica d.d., Zagreb (HR)	292,362	12,027	(3,819)	6,415	2,476

Further information regarding associated companies is stated on page 185.

(18) Intangible fixed assets

	2006	2005
	€000	
Goodwill	839,239	527,247
Software	165,580	129,413
Other intangible fixed assets	215,928	223,997
Total	**1,220,747**	**880,657**

The increase in goodwill is mainly due to the acquisition of *„Impexbank"* and *eBanka*. In 2006, goodwill has been adjusted according to IFRS 3 for *VAT Raiffeisen Bank Aval* in the amount of € 40,089 thousand. In the item of other intangible assets, € 5,286 thousand were capitalised for the Impex brand and € 4,191 thousand for the eBanka brand. The decision to merge ZAO Raiffeisenbank Austria with OAO "Impexbank" was made in December 2006 and therefore the Impex brand will cease to exist. It is therefore completely impaired in 2006. Moreover, the acquired customer base was capitalised for Impexbank in the amount of € 12,158 thousand and for eBanka in the amount of € 4,683 thousand.

(19) Tangible fixed assets

	2006	2005
	€000	
Land and buildings used by the Group for own purposes	487,257	294,461
Other land and buildings (investment property)	12,769	4,258
Office furniture and equipment as well as other tangible fixed assets	450,788	370,961
Leased assets (Operating lease)	104,919	69,154
Total	**1,055,733**	**738,835**

The fair value of investment property totalled € 12,769 thousand (2005: € 4,258 thousand).

Notes to the Balance Sheet—(Continued)

(20) Development of fixed assets

Intangible and tangible fixed assets developed in the financial year 2006 as follows:

	Cost of acquisition or conversion						
	As of 1/1/2006	Change in consolidated group	Exchange differences	Additions	Disposals	Transfers	As of 31/12/2006
				€000			
Intangible fixed assets	**1,053,517**	**411,586**	**(59,211)**	**80,727**	**(31,093)**	**(9,317)**	**1,446,208**
Goodwill	565,944	358,926	(46,575)	—	—	—	878,294
Software	250,204	25,483	8,052	72,011	(30,723)	6,056	331,082
Other intangible fixed assets	237,369	27,177	(20,688)	8,716	(370)	(15,373)	236,832
Tangible fixed assets	**1,161,061**	**219,418**	**7,374**	**376,650**	**(138,224)**	**9,317**	**1,635,596**
Land and buildings used by the Group for own purposes	375,388	168,841	(5,071)	64,775	(17,539)	13,675	600,069
Other land and buildings	11,771	525	(416)	3,588	(7,443)	17,305	25,330
of which land value of developed land	853	6,696	(48)	8	—	—	7,510
Office furniture and equipment as well as other tangible fixed assets	693,474	45,953	12,897	223,944	(105,618)	(2,024)	868,626
Leased assets (Operating lease)	80,428	4,099	(36)	84,343	(7,624)	(19,639)	141,571
Total	**2,214,578**	**631,004**	**(51,837)**	**457,377**	**(169,317)**	**—**	**3,081,805**

	Write-ups, amortisation, depreciation, impairment			Book value
	Cumulative	Write-ups	Depreciation	As of 31/12/2006
			€000	
Intangible fixed assets	**(225,461)**	**23**	**(49,024)**	**1,220,747**
Goodwill	(39,055)	—	—	839,239
Software	(165,502)	23	(35,326)	165,580
Other intangible fixed assets	(20,904)	—	(13,698)	215,928
Tangible fixed assets	**(579,863)**	**5,022**	**(132,034)**	**1,055,733**
Land and buildings used by the Group for own purposes	(112,812)	49	(17,512)	487,257
Other land and buildings	(12,561)	—	(4,656)	12,769
of which land value of developed land	—	—	—	7,510
Other tangible fixed assets	(417,838)	1,405	(96,656)	450,788
Leased assets (Operating lease)	(36,651)	3,569	(13,211)	104,919
Total	**(805,324)**	**5,045**	**(181,059)**	**2,276,481**

Notes to the Balance Sheet—(Continued)

Intangible and tangible fixed assets developed in the financial year 2005 as follows:

	Cost of acquisition or conversion						
	As of 1/1/2005	Change in consolidated group	Exchange differences	Additions	Disposals	Transfers	As of 31/12/2005
				€000			
Intangible fixed assets	**307,157**	**631,588**	**53,690**	**72,394**	**(20,135)**	**8,823**	**1,053,517**
Goodwill	108,399	424,519	33,026	—	—	—	565,944
Software	189,337	10,287	2,316	58,430	(18,989)	8,823	250,204
Other intangible fixed assets	9,421	196,782	18,347	13,965	(1,146)	—	237,369
Tangible fixed assets	**781,297**	**176,739**	**52,972**	**238,481**	**(79,605)**	**(8,823)**	**1,161,061**
Land and buildings used by the Group for own purposes	236,458	105,015	22,688	36,673	(18,898)	(6,548)	375,388
Other land and buildings	11,426	82	613	1,149	(1,489)	(10)	11,771
of which land value of developed land	9	430	31	384	—	—	853
Office furniture and equipment as well as other tangible fixed assets	510,618	54,638	27,566	153,412	(50,482)	(2,278)	693,474
Leased assets (Operating lease)	22,794	17,004	2,105	47,247	(8,736)	13	80,428
Total	**1,088,454**	**808,327**	**106,661**	**310,876**	**(99,740)**	**—**	**2,214,578**

	Write-ups, amortisation, depreciation, impairment			Book value
	Cumulative	Write-ups	Depreciation	As of 31/12/2005
			€000	
Intangible fixed assets	**(172,860)**	**89**	**(41,587)**	**880,657**
Goodwill	(38,697)	—	(2,506)	527,247
Software	(120,790)	51	(35,781)	129,413
Other intangible fixed assets	(13,372)	38	(3,299)	223,997
Tangible fixed assets	**(422,226)**	**64**	**(91,127)**	**738,835**
Land and buildings used by the Group for own purposes	(80,927)	—	(9,565)	294,461
Other land and buildings	(7,513)	—	(2,642)	4,258
of which land value of developed land	—	—	—	853
Office furniture and equipment as well as other tangible fixed assets	(322,513)	64	(72,771)	370,961
Leased assets (Operating lease)	(11,273)	—	(6,149)	69,154
Total	**(595,086)**	**153**	**(132,714)**	**1,619,492**

Additions to intangible and tangible assets did not include major individual investments.

(21) Other assets

	2006	2005
	€000	
Tax assets	95,488	46,564
Current tax assets	22,437	15,142
Deferred tax assets	73,051	31,422
Receivables arising from non-banking activities	47,569	31,732
Prepayments and other deferrals	242,938	165,274
Positive fair values of derivatives in fair value hedges (IAS 39)	5,544	—
Interest-based transactions	1,644	—
Equity-/index-based transactions	3,900	—
Positive fair values of banking book derivatives without hedge accounting	30,219	25,149
Interest-based transactions	5,667	4,112
Currency-based transactions	24,552	21,037
Any other business	265,746	253,696
Total	**687,504**	**522,415**

Insofar as the conditions for hedge accounting according to IAS 39 are fulfilled, derivative financial instruments are measured at their fair values *(dirty prices)* in their function as hedging instruments. The hedged items in connection with fair value hedges are loans and advances to customers. The hedged risks are interest rate risks. The changes in carrying amount of the hedged underlying transactions in IAS 39 *fair value hedges* are included in the respective balance sheet items.

The item also includes the positive fair values of derivative financial instruments that neither are held for trading nor constitute fair value hedging instruments under article 39 of IAS. Assets held for sale according to IFRS 5 amounting to € 560 thousand (2005: € 1,116 thousand) were recognised in other assets.

Deferred taxes break down as follows:

	2006	2005
	€000	
Deferred tax assets	73,051	31,422
Provisions for deferred taxes	34,230	24,584
Net deferred taxes	**38,821**	**6,838**

The net deferred taxes result from the following items:

	2006	2005
	€000	
Loans and advances to customers	43,763	36,632
Impairment losses on loans and advances	31,125	32,408
Tangible and intangible fixed assets	15,392	14,159
Other assets	26,168	39,575
Provisions for liabilities and charges	14,531	12,911
Trading liabilities	20,551	8,315
Other liabilities	18,370	22,750
Tax loss carry-forwards	7,670	15,877
Other balance sheet items	29,120	1,400
Deferred tax assets	**206,690**	**184,026**
Loans and advances to banks	430	10,547
Loans and advances to customers	9,149	6,595
Trading assets	30,244	20,596
Tangible and intangible fixed assets	51,174	28,253
Deposits from customers	11,407	15,060
Provisions for liabilities and charges	14,598	16,041
Other liabilities	30,745	44,771
Other balance sheet items	20,122	35,324
Deferred tax liabilities	**167,869**	**177,188**
Net deferred taxes	**38,821**	**6,838**

Deferred income tax assets are recognised for unused tax loss carryforwards and amounted to € 7,670 thousand (2005: € 15,877 thousand). The tax loss carryforwards are mainly without any time limit.

The Group did not recognise deferred income tax assets of € 4,759 thousand (2005: € 7,911 thousand) because from present point of view there is no prospect to realise them within a reasonable period of time.

(22) Deposits from banks

	2006	2005
	€000	
Giro and clearing business	980,684	322,151
Money market business	5,564,998	4,348,433
Long-term loans	7,267,887	5,565,880
Total	**13,813,569**	**10,236,464**

Raiffeisen International refinances itself periodically with international commercial banks and multinational development banks. These credit contracts contain ownership clauses as normally used in business. These clauses give permission to an exceptional termination if Raiffeisen Zentralbank Österreich AG looses the majority shareholding in Raiffeisen International. This would lead to increased refinancing cost for Raiffeisen International in the future.

Deposits from banks classified regionally (counterparty's seat) break down as follows:

	2006	2005
	€000	
Central Europe (CE)	1,427,102	1,219,051
Southeastern Europe (SEE)	501,216	488,815
Commonwealth of Independent States (CIS)	556,031	296,133
Austria	7,321,463	5,150,483
Other countries	4,007,757	3,081,982
Total	**13,813,569**	**10,236,464**

The deposits break down into the following bank segments:

	2006	2005
	€000	
Central banks	105,962	99,249
Commercial banks	13,213,524	9,633,659
Multinational development banks (MDB)	494,083	503,556
Total	**13,813,569**	**10,236,464**

(23) Deposits from customers

	2006	2005
	€000	
Sight deposits	14,518,823	10,694,718
Time deposits	17,309,420	12,752,729
Savings deposits	1,328,106	1,442,101
Total	**33,156,349**	**24,889,548**

Deposits break down into the following segments:

	2006	2005
	€000	
Sovereigns	1,053,330	719,444
Corporate customers—large	11,711,737	8,791,650
Corporate customers—small business	2,014,338	1,148,996
Retail customers—private individuals	15,483,719	11,929,438
Retail customers—small and medium-sized entities	2,396,091	1,911,184
Others	497,134	388,836
Total	**33,156,349**	**24,889,548**

Deposits from customers classified regionally (counterparty's seat) are as follows:

	2006	2005
	€000	
Central Europe (CE)	14,197,545	10,611,077
Southeastern Europe (SEE)	10,300,625	8,110,462
Commonwealth of Independent States (CIS)	7,344,326	5,078,773
Austria	159,727	175,515
Other countries	1,154,126	913,720
Total	**33,156,349**	**24,889,548**

(24) Liabilities evidenced by paper

	2006	2005
	€000	
Bonds and notes issued	843,106	391,413
Money market instruments issued	60,911	4,061
Other liabilities evidenced by paper	517,689	363,598
Total	**1,421,706**	**759,072**

(25) Provisions for liabilities and charges

	As of 1/1/2006	Change in consolidated group	Allocation	Release	Usage	Transfers, Exchange differences	As of 31/12/2006
				€000			
Severance payments	673	—	894	(5)	(14)	11	1,559
Retirement benefits	878	—	3,487	(15)	(16)	82	4,416
Taxes	47,333	(8,068)	95,705	(24,558)	(49,291)	(532)	60,589
Current taxes	22,749	(1,236)	64,886	(19,702)	(40,191)	(147)	26,359
Deferred taxes	24,584	(6,832)	30,819	(4,856)	(9,100)	(385)	34,230
Contingent liabilities and commitments	29,497	66	39,940	(19,765)	(1,219)	1,526	50,045
Restructuring	—	2,381	671	—	—	(16)	3,036
Pending legal issues	23,090	(1,112)	14,433	(4,198)	(716)	2,070	33,567
Overdue vacation	10,008	2,460	13,532	(5,280)	—	(21)	20,699
Others	19,989	11,719	21,422	(6,725)	(2,542)	(128)	43,735
Total	**131,468**	**7,446**	**190,084**	**(60,546)**	**(53,798)**	**2,992**	**217,646**

Due to minor importance, details to provisions for severance payments and retirement benefits are not reported.

(26) Trading liabilities

	2006	2005
	€000	
Negative fair values of derivative financial instruments	363,762	170,214
Interest-based transactions	84,819	72,972
Currency-based transactions	274,321	96,184
Equity-/index-based transactions	4,622	1,058
Short selling of trading assets	—	5,524
Call/time deposits for trading purposes	122,456	88,401
Total	**486,218**	**264,139**

(27) Other liabilities

	2006	2005
	€000	
Liabilities from non-banking activities	79,313	84,323
Accruals and deferred items	133,419	108,249
Negative fair values of derivatives in fair value hedges (IAS 39)	827	244
Interest-based transactions	13	244
Currency-based transactions	814	—
Negative fair values of bankbook derivatives without hedge accounting	19,571	16,845
Interest-based transactions	6,231	7,217
Currency-based transactions	13,277	9,613
Equity-/index-based transactions	63	15
Any other business	532,634	347,402
Total	**765,764**	**557,063**

Insofar as they satisfy the requirements for hedge accounting under article 39 of IAS, derivative financial instruments are measured at their fair values *(dirty prices)* in their function as hedging instruments. The underlying transaction in connection with *fair value hedges* are loans and advances to customers. Risks arising from changes in interest rates are hedged.

(28) Subordinated capital

	2006	2005
	€000	
Subordinated liabilities	821,394	529,411
Supplementary capital	594,766	51,335
Total	**1,416,160**	**580,746**

Of total subordinated capital, *Raiffeisen Zentralbank Österreich AG* and other subsidiaries of RZB provided € 1,251,160 thousand (2005: € 431,502 thousand). The following table contains borrowings which exceed 10 per cent of the subordinated capital.

	Amount	Currency	Interest rate	Due
	€000			
Raiffeisen Zentralbank Österreich AG: Subordinated loan agreement with ZAO Raiffeisenbank Austria, Moscow	82,600	USD	LIBOR + 1.5 per cent	30/6/2013
Non-cumulative subordinated perpetual callable step-up	500,000	EUR	EURIBOR + 1.1 per cent	Preference share
Raiffeisen Zentralbank Österreich AG: Debt capital hybrid instrument with Raiffeisenbank (Bulgaria) EAD, Sofia	91,000	EUR	EURIBOR +1.5 – 1.9 per cent	Permanent issue

In 2006, expenses on subordinated liabilities totalled € 52,046 thousand (2005: € 22,757 thousand).

(29) Equity and minorities

	2006	2005
	€000	
Consolidated equity	2,803,601	2,418,885
Subscribed capital	433,719	434,228
Capital reserves	1,389,795	1,395,626
Retained earnings	980,087	589,031
Consolidated profit	1,182,126	382,334
Minority interests	603,856	475,144
Total	**4,589,583**	**3,276,363**

The subscribed capital of Raiffeisen International Bank-Holding AG amounted to € 434,517 thousand as at 31 December 2006. It is divided into 142,770 thousand no-par (bearer) shares. After deduction of own shares totalling 262,260 the stated subscribed capital is € 433,719 thousand.

The Managing Board intends to propose at the annual general meeting that a dividend of € 0.71 per ordinary share be distributed from Raiffeisen International Bank-Holding AG's profit for the financial year 2006, which represents a maximum distribution of € 101,181 thousand, and that the remaining amount be carried forward.

The statement of changes in equity and other disclosures are shown on page 107.

The share of Raiffeisen International Bank-Holding AG has a theoretical value of € 3,045. The number of shares outstanding developed as follows:

Number of shares	2006	2005
Number of shares issued as of 1/1	142,770,000	125,000,000
New shares issued	—	17,770,000
Number of shares issued as of 31/12	**142,770,000**	**142,770,000**
Own shares as of 1/1	(95,260)	—
Purchase of own shares	(202,137)	(95,260)
Sale of own shares	35,137	—
Less own shares as of 31/12	**(262,260)**	**95,260**
Number of shares outstanding as of 31/12	**142,507,740**	**142,674,740**

The number of authorised shares but not yet issued totalled 71,385,000 no-par shares.

Share-based remuneration

As of 31 December 2006, the contingent allotment under this program came to 199,833 no-par shares (124,338 shares are due to the allotment of 2005 and 75,495 shares to 2006). The originally announced share allotment has changed as a result of various management changes in the Group segments.

Share incentive program (SIP) 2006 Group of persons	Number of contingently allotted shares as of 31/12/2006	Minimum allotment of shares	Maximum allotment of shares
Members of the Managing Board of Raiffeisen International Bank-Holding AG	19,299	4,825	28,949
Members of the managing boards of bank subsidiaries affiliated with Raiffeisen International Bank-Holding AG	43,797	10,949	65,696
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	12,399	3,100	18,599

Share incentive program (SIP) 2005 Group of persons	Number of contingently allotted shares as of 31/12/2005	Minimum allotment of shares	Maximum allotment of shares
Members of the Managing Board of Raiffeisen International Bank-Holding AG	31,416	7,854	47,124
Members of the managing boards of bank subsidiaries affiliated with Raiffeisen International Bank-Holding AG	75,101	18,775	112,652
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	17,821	4,455	26,732

The shares required for the SIP have been raised through share buybacks. In 2006, Raiffeisen International bought back 167,000 no-par shares at a weighted average value of € 58.53. The fair value of this allotment program came to € 2,811 thousand in 2006 (2005: € 1,119 thousand) and was shown under staff expenses. A buy option has been made to secure more own shares needed for further SIPs. Option premiums paid for this were immediately netted against retained earnings.

Additional IFRS Information

(30) Breakdown of remaining terms to maturity

Financial year 2006	Due at call or without maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
			€000		
Cash reserve	4,063,633	—	—	—	—
Loans and advances to banks	2,180,524	5,496,817	337,658	135,564	51,882
Loans and advances to customers	3,043,373	5,251,089	7,722,049	12,801,298	6,224,940
Trading assets	48,354	485,735	448,435	1,167,081	534,073
Other current financial assets	35,323	72,515	262,576	407,938	216,741
Financial investments	68,335	643,534	681,731	1,350,061	43,808
Other assets	238,668	290,977	92,990	60,211	4,658
Deposits from banks	1,391,468	2,932,150	2,426,945	6,553,261	509,745
Deposits from customers	15,264,858	11,796,518	4,488,626	1,462,714	143,633
Liabilities evidenced by paper	—	350,298	281,895	731,173	58,340
Trading liabilities	126,668	110,098	191,163	45,173	13,116
Subordinated capital	503,090	8,961	17,203	220,832	666,074
Other liabilities	335,063	336,823	62,145	27,948	3,787

Financial year 2005	Due at call or without maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
			€000		
Cash reserve	2,908,161	—	—	—	—
Loans and advances to banks	1,071,561	4,385,889	181,406	141,923	13,487
Loans and advances to customers	1,748,526	3,585,570	6,179,229	9,279,647	3,921,054
Trading assets	37,949	185,652	121,192	829,682	481,862
Other current financial assets	26,830	653,286	209,260	396,970	36,368
Financial investments	82,814	535,560	712,095	1,413,798	62,970
Other assets	186,356	238,349	60,370	34,447	2,893
Deposits from banks	139,844	2,804,865	1,717,444	4,785,148	789,163
Deposits from customers	11,654,028	9,165,614	3,059,179	909,147	101,580
Liabilities evidenced by paper	—	217,380	150,368	338,106	53,217
Trading liabilities	18,216	79,094	80,577	64,780	21,472
Subordinated capital	—	7,097	2,816	68,047	502,786
Other liabilities	253,237	249,865	20,205	30,461	3,295

(31) Related parties

Companies can carry out business with related parties that may affect the entity's asset, financial and earnings position. The following related companies have been identified mainly as related parties:

Parent companies are *Raiffeisen-Landesbanken-Holding GmbH* and *Raiffeisen Zentralbank Österreich Aktiengesellschaft*. Companies with a significant influence are mainly *Raiffeisen-Holding Niederösterreich-Wien registrierte Genossenschaft mit beschränkter Haftung* and *Raiffeisenlandesbank Niederösterreich—Wien AG*.

Disclosures on Raiffeisen International's relations to key management are reported under item 47.

In the financial year 2006, the following transactions with related parties are shown:

	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at- equity	Other interests
			€000		
Loans and advances to banks	1,973,823	4,013	13,040	18	776
Loans and advances to customers	—	—	145,272	70	393
Trading assets	15,506	—	810	—	11,108
Other current financial assets	—	—	—	4,738	—
Equity participations	—	—	35,205	24,707	8,424
Other assets	24,104	—	1,742	1	682
Deposits from banks	6,515,088	75,971	337,294	16,363	15,421
Deposits from customers	43	—	112,026	1,258	3,860
Liabilities evidenced by paper	13,599	—	—	—	—
Provisions for liabilities and charges	78	—	643	—	—
Trading liabilities	11,572	—	—	749	4
Other liabilities	26,983	—	31,159	32	95
Subordinated capital	748,071	—	503,090	—	—
Guarantees given	226,679	34	—	11	8

In the financial year 2005, the following transactions with related parties are shown:

	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at- equity	Other interests
			€000		
Loans and advances to banks	783,675	29,965	101,202	72	54,350
Loans and advances to customers	—	—	169,082	29	3,270
Trading assets	13,541	—	41	610	54
Other current financial assets	4,434	—	4,261	—	—
Equity participations	—	—	24,169	22,146	36,499
Other assets	18,495	—	3,112	3,453	727
Deposits from banks	4,640,807	396	146,200	31,070	33,223
Deposits from customers	—	—	46,669	817	2,951
Provisions for liabilities and charges	282	—	1,784	—	—
Trading liabilities	15,757	—	1,370	—	710
Other liabilities	6,456	—	849	3,482	1,431
Subordinated capital	431,502	—	—	—	—
Guarantees given	254,432	—	72,787	3,375	—

(32) Foreign currency volumes

The consolidated financial statements consist of the following volumes of assets and liabilities denominated in foreign currencies:

	2006	2005
	€000	
Assets	40,788,333	29,046,497
Liabilities	36,922,260	26,902,765

(33) Foreign assets/liabilities

Assets and liabilities with counterparties outside Austria are as follows:

	2006	2005
	€000	
Assets	51,157,247	37,902,546
Liabilities	43,059,740	31,739,324

(34) Securitisation

Securitization is the packaging of designated portfolios of loans or leasing claims with an appropriate level of credit enhancement and the redistribution of these portfolios to investors. The objective of Raiffeisen International's securitisation is to ease the strain on the Group's regulatory own funds. The following transactions are executed in 2006:

	Date of contract	Maturity	Volume	Secured party
			€000	
True sale transaction ROOF Poland 2006	12/1/2006	about 8 years	167,000	Raiffeisen Leasing Polska S.A., Warsaw (PL)
Synthetic securitisation ROOF CEE 2006-1	21/3/2006	about 10 years	450,000	Raiffeisenbank Polska S.A., Warsaw (PL) Raiffeisenbank a.s., Prague (CZ)

In both transactions, own funds requirements for the junior tranche (first loss piece) were taken by group companies.

(35) Contingent liabilities and commitments

	2006	2005
	€000	
Contingent liabilities	**3,675,573**	**2,934,629**
Acceptances and endorsements	4,442	5,003
Credit guarantees	1,103,507	1,104,848
Other guarantees	1,708,743	1,193,451
Letters of credit (documentary business)	653,441	607,619
Other contingent liabilities	205,440	23,708
Commitments	**9,360,834**	**6,800,736**
Irrevocable credit lines and stand-by facilities	7,561,316	5,094,374
Up to 1 year	3,865,923	2,551,029
More than 1 year	3,695,394	2,543,345
Other commitments	1,799,518	1,706,362

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments are shown as of the balance sheet date:

	2006	2005
	€000	
Genuine repurchase agreements as borrower		
Deposits from banks	308,024	158,468
Deposits from customers	140,511	52,129
Total	**448,535**	**210,597**

	2006	2005
	€000	
Genuine repurchase agreements as lender (reverse-repurchase-agreement)		
Loans and advances to banks	943,862	1,189,381
Loans and advances to customers	256,667	114,441
Total	**1,200,529**	**1,303,822**

Securities sold in a genuine sale and repurchase agreement amounted to € 460,977 thousand (2005: € 216,090 thousand). Securities purchased in a genuine sale and repurchase agreement totalled € 1,345,289 thousand (2005: € 1,311,178 thousand). There were no sold or repledged securities-collaterals in the financial year (2005: € 5,524 thousand).

(37) Assets pledged as collateral

The following liabilities are secured by assets shown in the balance sheet:

	2006	2005
	€000	
Deposits from banks	167,582	209,518
Deposits from customers	49,592	356
Liabilities evidenced by paper	121,379	94,450
Other liabilities	80,624	96,160
Contingent liabilities and commitments	4,252	23,817
Total	**423,429**	**424,301**

The following balance sheet assets are provided as collateral for the above mentioned obligations:

	2006	2005
	€000	
Loans and advances to banks	58,191	207,868
Loans and advances to customers	4,656	2,405
Trading assets	130,730	87,186
Other current financial assets	129,984	40,712
Financial investments	155,389	100,344
Total	**478,950**	**438,515**

(38) Fiduciary business

Fiduciary business not recognised in the balance sheet was concluded with the following volumes:

	2006	2005
	€000	
Loans and advances to banks	6,285	4,888
Loans and advances to customers	11,533	12,001
Financial investments	6,703	7,371
Other fiduciary assets	1,632	1,507
Fiduciary assets	**26,153**	**25,767**
Deposits from banks	10,328	10,597
Deposits from customers	9,274	7,799
Other fiduciary liabilities	6,551	7,371
Fiduciary liabilities	**26,153**	**25,767**

Moreover, Raiffeisen International managed funds of € 800,883 thousand (2005: € 542,000 thousand) as of the balance sheet date.

Fees income from fiduciary business amounted to € 5,622 thousand (2005: € 2,878 thousand). Fees expenses totalled € 818 thousand (2005: € 401 thousand).

(39) Finance leases

	2006	2005
	€000	
Gross investment value	**2,651,603**	**2,047,111**
Up to 3 months	265,438	281,741
More than 3 months, up to 1 year	639,978	567,779
More than 1 year, up to 5 years	1,486,407	1,091,489
More than 5 years	259,780	106,102
Unearned finance income	**347,308**	**274,952**
Up to 3 months	37,484	34,074
More than 3 months, up to 1 year	89,909	78,283
More than 1 year, up to 5 years	169,076	141,711
More than 5 years	50,839	20,884
Net investment value	**2,304,295**	**1,772,159**

Write-offs on unrecoverable minimum lease payments outstanding totalled € 13,502 thousand (2005: € 15,547 thousand).

Assets under finance leases break down as follows:

	2006	2005
	€000	
Vehicles leasing	1,573,880	1,239,344
Real estate leasing	306,807	214,457
Equipment leasing	423,608	318,358
Total	**2,304,295**	**1,772,159**

(40) Operating leases

Operating leases from view of Raiffeisen International as lessor:

Future minimum lease payments under non-cancellable operating leases are as follows:

	2006	2005
	€000	
Up to 1 year	24,028	13,185
More than 1 year, up to 5 years	69,884	25,698
More than 5 years	6,459	633
Total	**100,371**	**39,516**

Operating leases from view of Raiffeisen International as lessee:

Future minimum lease payments under non-cancellable operating leases are as follows:

	2006	2005
	€000	
Up to 1 year	50,939	33,582
More than 1 year, up to 5 years	201,355	117,563
More than 5 years	143,413	90,077
Total	**395,707**	**241,222**

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to capture and measure risks on an extensive scale, to monitor them in real time, and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, Raiffeisen International's risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of RZB, Raiffeisen International is integrated into RZB's risk management system.

Overall risk management and risk management structure

Under the Austrian Banking Act (BWG), RZB as parent company is obliged to install a risk management system appropriate to the scope, type, and complexity of the business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management, and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within Raiffeisen International Group, the Managing Board of Raiffeisen International Bank-Holding AG decides risk management guidelines within the framework laid down by the RZB Group. The Managing Board of Raiffeisen International Bank-Holding AG approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimize the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group controlling. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution, and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit cluster risks by setting limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, and equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account.

Economic capital

When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence level of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating.

Individual risk types in relation to Raiffeisen International's economic capital as of 31 December 2006


Credit risk Corporate
56%
Credit risk Retail
11%
Credit risk Financial Institutions
7%
Market risk
7%
Operational Risk
19%

The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going-concern basis even when extreme loss scenarios are applied (economic capital adequacy). Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in progress.

Risk-bearing capacity

Parallel to that procedure, risk (VaR) is also calculated on the basis of a confidence level of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity and is used for purposes of corporate governance.

Credit risk

Credit risk within Raiffeisen International consists mainly of the default risks that arise from business with retail and corporate customers, other banks, and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfill contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings), settlement risks, and country risks.

Credit risk management is handled by risk management departments on behalf of the Managing Board of Raiffeisen International Bank-Holding AG. The risk managers regularly report to the Managing Board and RZB concerning the risk arising from respective loan portfolios.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of Raiffeisen International Bank-Holding AG. Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstances compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Exposure to corporate customers by internal rating and region


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
NR
Central Europe
South Eastern Europe
CIS

Exposure to banks by internal rating and region


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
A1
A2
A3
B1
B2
B3
B4
B5
C
D
NR
Central Europe
South Eastern Europe
CIS

Local lending decisions are delegated to Group units to an extent decided by the Managing Board of Raiffeisen International or the Supervisory Board of the Group unit in question. Two votes of approval from front office and back office are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorized parties vote differently, the structure of authorities within the Group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks (Basel II), seamless management, monitoring, and control of credit risks at Raiffeisen International are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness, so as to provide an independent assessment of credit risk (as required inter alia by Basel II) and in future to calculate regulatory own funds using an internal ratings based approach (IRB). Throughout the Group, the internal rating models for corporate customers, financial institutions, and sovereigns each rank creditworthiness in ten classes.

The following table provides a breakdown of the credit exposure to *corporate customers* according to IRB in thousands of euros:

Internal Rating		2006	Proportion	2005	Proportion
0.5	Minimal risk	281	0.0%	5,704	0.0%
1.0	Excellent credit standing	790,318	2.4%	537,811	2.2%
1.5	Very good credit standing	2,087,678	6.3%	1,740,630	7.0%
2.0	Good credit standing	3,750,897	11.4%	2,871,171	11.6%
2.5	Sound credit standing	4,658,838	14.1%	3,423,941	13.8%
3.0	Acceptable credit standing	6,712,991	20.4%	4,718,270	19.1%
3.5	Marginal credit standing	7,161,080	21.7%	4,382,337	17.7%
4.0	Weak credit standing/sub-standard	5,130,617	15.6%	4,872,191	19.7%
4.5	Very weak credit standing/doubtful	986,997	3.0%	1,278,506	5.2%
5.0	Default	353,491	1.1%	327,197	1.3%
NR	Not rated	1,333,110	4.0%	588,604	2.4%
Total		**32,966,300**	**100.0%**	**24,746,361**	**100.0%**

If one considers the portfolio weighting according to rating categories, one finds a slight shift compared with 2005 in favour of the middle of the rating category range. However, the economic rating in this table presents a purely borrower-specific view and does not take into account transaction-specific provisions of security.

The retail customers segment is divided into private individuals and small and medium-sized enterprises (SMEs). The table below shows the exposure of this segment by regions in thousands of euros:

2006	Total	Proportion	CE	SEE	CIS
Retail—private individuals	11,142,196	82.3%	4,132,868	3,978,032	3,031,296
Retail—SME	2,403,450	17.7%	1,123,625	751,997	527,828
Total	**13,545,647**	**100.0%**	**5,256,493**	**4,730,029**	**3,559,125**

2005	Total	Proportion	CE	SEE	CIS
Retail—private individuals	6,515,206	79.9%	2,706,831	2,986,510	1,660,367
Retail—SME	1,637,147	20.1%	549,627	670,070	417,467
Total	**8,152,352**	**100.0%**	**3,256,458**	**3,656,580**	**2,077,834**

The following table provides a breakdown according to IRB of the credit exposure to *financial institutions* (excluding central banks) in thousands of euros:

Internal Rating		2006	Portion	2005	Portion
A1	Minimal risk	31,599	0.4%	257,572	5.7%
A2	Excellent credit standing	1,348,514	17.7%	635,948	14.1%
A3	Very good credit standing	3,769,991	49.4%	1,770,458	39.1%
B1	Good credit standing	605,139	7.9%	481,607	10.6%
B2	Average credit standing	421,430	5.5%	265,647	5.9%
B3	Mediocre credit standing	167,849	2.2%	81,429	1.8%
B4	Weak credit standing	642,631	8.4%	179,396	4.0%
B5	Very weak credit standing	156,489	2.1%	237,026	5.2%
C.	Doubtful/high default risk	15,328	0.2%	48,343	1.1%
D.	Default	—	—	7	0.0%
NI	Not identifiable	1,129	0.0%	2,224	0.0%
NR	Not rated	464,418	6.1%	564,786	12.5%
Total		**7,624,517**	**100.0%**	**4,524,444**	**100.0%**

The following table provides a breakdown according to IRB of the credit exposure to *sovereigns* (including central banks) in thousands of euros:

Internal Rating		2006	Proportion	2005	Proportion
A1	Minimal risk	891,347	8.3%	881,248	10.5%
A2	Excellent credit standing	364,366	3.4%	375,740	4.5%
A3	Very good credit standing	2,236,116	20.7%	2,282,753	27.3%
B1	Good credit standing	352,463	3.3%	112,829	1.3%
B2	Average credit standing	4,249,708	39.4%	2,747,510	32.9%
B3	Mediocre credit standing	37,732	0.3%	35,498	0.4%
B4	Weak credit standing	639,636	5.9%	54,035	0.6%
B5	Very weak credit standing	1,367,790	12.7%	1,639,413	19.6%
C.	Doubtful/high default risk	843	0.0%	6,183	0.1%
D.	Default	38,898	0.4%	361	0.0%
NI	Not identifiable	234,224	2.2%	184,918	2.2%
NR	Not rated	375,563	3.5%	42,310	0.5%
Total		**10,788,686**	**100.0%**	**8,362,799**	**100.0%**

Impairments and provisions

In the implementation of Basel II, all definitions of default have been adapted to the IRB approach and then been applied throughout Raiffeisen International-Bank Holding AG. According to Raiffeisen International, a default exists if a customer is overdue with respect to a material account receivable of the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management has judged an account receivable from the customer to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Corporate customers, financial institutions, and sovereigns undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff members play a decisive part in charting, analyzing, and allocating any impairment losses on loans and advances (write-downs, value adjustments, or provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such an analysis.

The following table provides an exposure breakdown by asset classes from the balance sheet items *loans and advances to banks* and *loans and advances to customers* (thus excluding off-balance sheet items) as well as the relevant shares of non-performing loans (excluding ceded collateral) and impairment loss provisions by region without Austria and in total:

	CE	SEE	CIS	Total 2006
		€000		
Corporate customers	**10,255,372**	**5,052,469**	**6,451,725**	**21,759,565**
Non-performing	216,638	100,183	96,995	413,816
Impairment losses on loans	179,962	108,304	187,531	475,797
Retail customers	**4,683,906**	**4,320,801**	**3,408,495**	**12,413,202**
Non-performing	152,138	78,125	90,762	321,025
Impairment losses on loans	123,659	97,976	174,271	395,905
Individual loan loss provisions	58,343	58,973	93,637	210,953
Portfolio-based provisions	65,316	39,002	80,634	184,953
Financial institutions	**2,799,993**	**3,228,436**	**1,467,593**	**7,496,022**
Non-performing	1,642	161	—	1,803
Impairment losses on loans	—	161	—	161
Sovereigns	**481,816**	**387,931**	**236**	**869,982**
Non performing	534	—	—	534
Impairment losses on loans	170	22	—	192

	CE	SEE	CIS	Total 2005
		€000		
Corporate customers	**8,289,839**	**3,233,139**	**4,400,309**	**15,923,286**
Non-performing	149,419	95,388	51,574	296,382
Impairment losses on loans	159,609	83,543	127,028	370,180
Retail customers	**2,598,295**	**3,459,581**	**2,094,477**	**8,152,352**
Non-performing	72,438	20,215	31,316	123,968
Impairment losses on loans	86,649	66,307	125,750	278,706
Individual loan loss provisions	55,274	24,831	88,172	168,277
Portfolio-based provisions	31,375	41,476	37,578	110,429
Financial institutions	**2,114,909**	**2,032,517**	**761,964**	**4,909,389**
Non-performing	—	—	—	
Impairment losses on loans	—	177	—	177
Sovereigns	**291,561**	**342,531**	**4,296**	**638,388**
Non performing	1,447	—	—	1,447
Impairment losses on loans	—	—	33	33

Impairment losses on loans and advances

Provisioning for impairment losses is formed by applying uniform Group-wide standards and covers all recognizable credit risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and that of the underlying balance sheet items:

	As of 1/1/2006	Change in consolidated group	Allocation*	Release	Usage	Transfers, exchange differences	As of 31/12/2006
				€000			
Individual loan loss provisions	**511,497**	**10,651**	**413,239**	**(223,838)**	**(84,366)**	**(9,023)**	**618,160**
Loans and advances to banks	178	—	2,040	(33)	(2,037)	13	161
Loans and advances to customers	481,822	10,585	378,066	(205,007)	(81,110)	(10,307)	574,049
CE	208,089	4,216	149,221	(98,748)	(42,203)	5,268	225,842
SEE	105,378	7	93,864	(25,761)	(20,308)	(1,220)	151,960
CIS	166,416	6,363	131,923	(78,583)	(17,343)	(14,613)	194,163
Other	1,940	—	3,057	(1,915)	(1,256)	259	2,084
Off-balance-sheet obligations	29,497	66	33,133	(18,798)	(1,219)	1,271	43,950
Portfolio-based provisions	**167,786**	**21,282**	**174,810**	**(55,320)**	**—**	**(4,617)**	**303,942**
Loans and advances to customers	167,786	21,282	168,003	(54,353)	—	(4,872)	297,846
Off-balance-sheet obligations	—	—	6,807	(967)	—	255	6,095
Total	**679,283**	**31,934**	**588,049**	**(279,158)**	**(84,366)**	**(13,640)**	**922,102**

* *Allocations including direct write-downs and income on written-down claims.*

Country risk

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to Raiffeisen International because the network banks mainly do business within their own countries.

Credit portfolio

Loans and advances to banks and customers as well as off-balance sheet transactions break down by regions as follows:

	2006	Proportion	2005	Proportion
		€000		
Russia	8,527,755	13.1%	4,581,569	9.8%
Hungary	7,523,661	11.6%	6,265,102	13.4%
Slovakia	7,300,448	11.2%	5,616,528	12.0%
Croatia	5,196,690	8.0%	3,969,916	8.5%
Poland	5,059,467	7.8%	4,101,430	8.8%
Romania	4,917,395	7.6%	3,243,630	6.9%
Ukraine	4,665,235	7.2%	4,367,138	9.3%
Czech Republic	4,168,851	6.4%	2,470,581	5.3%
European Union*	4,017,961	6.2%	2,902,453	6.2%
Serbia	2,933,597	4.5%	2,049,482	4.4%
Other	10,640,258	16.4%	7,193,534	15.4%
Total	**64,951,318**	**100.0%**	**46,761,362**	**100.0%**

* *EU-25 excluding separately stated member states.*

Sector structure

The following table shows loans outstanding and off-balance sheet transactions (excluding those with banks and central banks) of Raiffeisen International by business sectors:

	2006	Proportion	2005	Proportion
		€000		
Private households	11,867,662	22.8%	7,460,472	20.2%
Manufacturing	10,537,473	20.2%	8,090,057	22.0%
Retail and wholesale trade	9,083,893	17.4%	6,995,255	19.0%
Public administration and social insurance institutions	5,353,191	10.3%	3,776,458	10.2%
Real estate	4,760,372	9.1%	2,762,393	7.5%
Banking and insurance	2,448,029	4.7%	1,845,412	5.0%
Construction	2,566,877	4.9%	1,631,211	4.4%
Other	5,545,263	10.6%	4,293,690	11.7%
Total	**52,162,760**	**100.0%**	**36,854,948**	**100.0%**

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from market changes due to fluctuating or changing interest rates, foreign exchange rates, share prices, and prices in general (directly observable, as in indices and commodities, or indirectly observable, as in volatilities and correlations). This risk category encompasses both trading book and banking book positions. These risk-exposed positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at Raiffeisen International is monitored and managed by RZB within the scope of a service level agreement (SLA). The rules and procedures for the management of market risks are defined by RZB on a Group-wide basis and endorsed by the Managing Board of Raiffeisen International Bank-Holding AG. Each Raiffeisen International network bank has a market risk management department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to RZB.

Raiffeisen International Bank-Holding AG approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with RZB Group. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, and vega) and stop-loss limits. Option positions may only be opened by appropriately trained traders.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence level of 99 per cent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not specifically contain information about the effects of exceptional extreme market movements. To take such events into account, Raiffeisen International carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major changes in market parameters and the application of those simulations to positions. The results are an important foundation for risk management.

Market risk in the trading book

Raiffeisen International's market risk mainly consists in currency risk resulting from foreign group units' local-currency equity and related hedging transactions, which are controlled by the Assets/Liabilities Management Committee.

The table below shows the risk figures (99%, VaR, 10-day) for market risk in the trading books of Raiffeisen International by risk type in thousands of euros:

	VaR as of 31/12/2006	Average VaR	Minimum VaR	Maximum VaR
		€000		
Interest rate risk	9,854	5,820	1,880	11,090
Price risk	1,510	1,964	386	5,596
Currency risk	33,040	31,704	18,438	50,278
of which currency risk without capital position	1,314	1,430	398	3,376

	VaR as of 31/12/2005	Average VaR	Minimum VaR	Maximum VaR
		€000		
Interest rate risk	3,711	2,440	1,589	3,748
Price risk	1,133	563	76	1,139
Currency risk	36,915	30,878	17,176	55,149
of which currency risk without capital position	953	4,109	350	10,608

Raiffeisen International uses the standard method as defined by the capital adequacy directive to calculate its own funds requirement for the trading book.

Market risk in the banking book

Alongside value-at-risk measurement, interest rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest rate risk in the banking book, Raiffeisen International also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the treasury departments at network banks, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at Raiffeisen International as of 31 December 2006 in thousands of euros:

Maturity gap 2006	6-12 months	1-2 years	2-5 years	>5 years
EUR	134,410	(50,726)	103,810	53,266
USD	109,182	56,768	(26,822)	68,609
Other	27,654	285,847	354,685	41,559

Interest maturity gaps at Raiffeisen International as of 31 December 2005 in thousands of euros:

Maturity gap 2005	6-12 months	1-2 years	2-5 years	>5 years
EUR	137,387	26,158	154,932	32,522
USD	213,765	32,378	65,333	24,551
Other	251,128	65,392	531,678	(1,337)

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2006 in thousands of euros given a simultaneous one-basis-point increase in interest rates:

Change of present value	6-12 months	1-2 years	2-5 years	>5 years
EUR	(11.4)	12.2	(32.3)	(31.1)
USD	(8.0)	(7.3)	7.3	(38.0)
Other	(0.9)	(35.1)	(86.7)	(19.7)

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2005 in thousands of euros given a simultaneous one-basis-point increase in interest rates:

Change of present value	6-12 months	1-2 years	2-5 years	>5 years
EUR	(11.5)	(7.1)	(52.3)	(20.8)
USD	(15.2)	(4.3)	(18.3)	(13.7)
Other	(19.2)	(9.6)	(145.6)	(0.8)

Liquidity risk

Liquidity risk is the risk that an entity is unable to meet its current and future financial obligations in full or in good time. Liquidity risk arises from the danger that, for example, refinancing can only be obtained at very disadvantageous terms or is entirely impossible, assets can only be sold on short notice at a large discount, repayments in credit business are not made on time, or an unexpected claim is asserted on credit commitments or deposits are unexpectedly withdrawn on a large scale.

The tasks of managing liquidity and liquidity risk and in turn of ensuring the bank's solvency at all times are performed both by Raiffeisen International and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis.

The following evaluation shows the (cumulative) liquidity overhang for selected maturities including the balance sheet items and off-balance sheet transactions. Based on expert opinions and statistical analyses and including country-specific differences, cautious estimates of the liquidability of defined asset items and of the customer deposit base also flow into the calculation.

Monetary values in €mn	2006			2005		
Maturity	1 week	1 month	1 year	1 week	1 month	1 year
Liquidity overhang	5,855	7,314	3,052	3,308	4,426	965
Liquidity ratio in per cent	1.71	1.67	1.11	1.48	1.4	1.05

To curb liquidity risk, the individual group units use limits that likewise require a positive short-term liquidity gap on conservative assumptions for liquid asset positions and liability outflows. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies, prepares liquidity balances, and performs cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

Operational risk

In line with Basel II, Raiffeisen International defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. It intends to apply the standardized approach to operational risk by business process and event type per business segment. Raiffeisen International plans to introduce standardized early-warning indicators in operational risk monitoring.

As a capital backing for operational risk in the sense of Basel II, Raiffeisen International plans to use a standard approach based on gross earnings per business segment.

To reduce operational risk further, the group is stepping up its staff training program as well as working on the development of emergency plans and back-up systems. It is also applying the Six Sigma method for enhancing business processes.

(42) Derivative financial instruments

The total volume of unsettled financial instruments as of 31 December 2006 breaks down as follows:

	Nominal amount by maturity			Fair values		
	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
			€000			
Total	**20,305,216**	**10,468,450**	**610,954**	**31,384,619**	**322,708**	**(357,742)**
a) Interest rate contracts	**6,261,521**	**8,844,863**	**610,936**	**15,717,320**	**86,447**	**(115,694)**
OTC products:						
Interest rate swaps	1,463,586	6,423,815	610,936	8,498,337	78,243	(110,670)
Interest rate futures	4,572,515	2,419,684	—	6,992,199	5,247	(5,014)
Interest rate options	—	1,364	—	1,364	4	—
Other similar contracts	104	—	—	104	—	(7)
Products trading on stock exchange:						
Interest rate futures	225,316	—	—	225,316	2,952	(3)
b) Foreign exchange rate contracts	**14,043,208**	**1,607,287**	**18**	**15,650,513**	**232,828**	**(237,425)**
OTC products:						
Cross-currency interest rate swaps	1,989,299	227,611	—	2,216,909	8,467	(2,498)
Forward foreign exchange contracts	9,848,234	299,154		10,147,388	169,930	(185,174)
Currency options—purchased	845,741	538,692	18	1,384,451	53,450	—
Currency options—sold	903,717	541,830	—	1,445,547	—	(48,726)
Other similar currency contracts	449,904	—	—	449,904	159	(327)
Products traded on stock exchange:						
Currency contracts (Futures)	6,314	—	—	6,314	822	(700)
c) Equity/index contracts	**487**	**16,300**	**—**	**16,787**	**3,433**	**(4,623)**
OTC products:						
Equity-/index-based options	87	16,300	—	16,387	2,650	(3,459)
Products traded on stock exchange:						
Equity/index futures	400	—	—	400	783	(1,164)

The total volume of unsettled financial instruments as of 31 December 2005 breaks down as follows:

	Nominal amount by maturity			Fair values		
	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
			€000			
Total	**17,734,021**	**3,704,806**	**383,413**	**21,822,239**	**186,838**	**(170,854)**
a) Interest rate contracts	**6,917,353**	**3,321,456**	**367,485**	**10,606,295**	**73,660**	**(69,646)**
OTC products:						
Interest rate swaps	1,218,277	1,902,491	367,485	3,488,254	69,334	(64,369)
Interest rate futures	5,699,076	1,418,966	—	7,118,041	4,326	(5,276)
b) Foreign exchange rate contracts	**10,768,155**	**383,349**	**15,927**	**11,167,431**	**113,178**	**(101,022)**
OTC products:						
Cross-currency interest rate swaps	6,875	71,362	15,927	94,164	2,432	(877)
Forward foreign exchange contracts	9,421,125	205,131	—	9,626,256	99,674	(90,154)
Currency options—purchased	581,327	53,253	—	634,581	10,768	—
Currency options—sold	583,829	53,603	—	637,432	—	(9,239)
Products traded on stock exchange:						
Currency contracts (Futures)	174,998	—	—	174,998	303	(752)
c) Equity/index contracts	**48,513**	**—**	**—**	**48,513**	**—**	**(186)**
Products traded on stock exchange:						
Equity/index futures	48,513	—	—	48,513	—	(186)

(43) Fair values of financial instruments

Fair Value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. As far as market prices are available (mainly securities and derivatives quoted on stock exchange or active markets), this quotation represents the fair value.

All other financial instruments are valued using internally accepted calculation models, especially discounted cash flow analysis and option pricing models. Fair values different from the carrying amount are calculated for fixed-interest loans and advances to and deposits from banks or customers, if the remaining maturity is more than one year. Variable-interest loans and advances and deposits are taken into account if they have an interest rollover period of more than one year. The effect of discounting by using a computational interest rate that reflects the market rates is only material in those cases.

	2006			2005		
	Fair value	Carrying amount	Difference	Fair value	Carrying amount	Difference
			€000			
Assets						
Loans and advances to banks	8,196,980	8,202,445	(5,465)	5,794,293	5,794,266	27
Loans and advances to customers	35,130,782	35,042,749	88,033	24,882,459	24,714,026	168,433
Financial investments	2,787,469	2,787,469	—	2,823,005	2,807,237	15,768
Liabilities						
Deposits from banks	13,788,932	13,813,569	(24,637)	10,196,882	10,236,464	(39,583)
Deposits from customers	33,173,980	33,156,349	17,631	24,891,368	24,889,548	1,820
Liabilities evidenced by paper	1,419,340	1,421,705	(2,365)	764,062	759,072	4,991
Subordinated capital	1,416,309	1,416,160	149	580,946	580,746	201

Other Disclosures

(44) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich AG, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB-Kreditinstitutsgruppe. They are provided here for information purposes only.

The own funds of Raiffeisen International according to the Austrian Banking Act (BWG) break down as follows:

	2006	2005
	€000	
Tier 1 capital (core capital)	3,705,392	2,392,458
Tier 2 capital (additional own funds)	807,531	537,465
Less interests in banks and financial institutions	(24,396)	(17,179)
Eligible own funds	**4,488,527**	**2,912,744**
Tier 3 capital (short-term subordinated own funds)	24,406	24,839
Total own funds	**4,512,933**	**2,937,583**
Total own funds requirement	**3,284,145**	**2,393,133**
Excess own funds	**1,228,789**	**544,451**
Excess cover ratio	37.4%	22.8%
Core capital ratio (Tier 1), banking book	9.8%	9.0%
Core capital ratio (Tier 1), including market risk	9.0%	8.0%
Own funds ratio	11.0%	9.8%

The total own funds requirement is as follows:

	2006	2005
	€000	
Risk-weighted basis of assessment according to Sec. 22 BWG	38,001,726	26,582,048
of which 8 per cent minimum own funds requirement	3,040,138	2,126,564
Own funds requirement for the trading book according to Sec. 22b (1) BWG	136,542	112,405
Own funds requirement for open currency positions according to Sec. 26 BWG	107,465	154,164
Total own funds requirement	**3,284,145**	**2,393,133**

The risk-weighted basis of assessment (including market risk) amounted to € 41,051,810 thousand (2005: € 29,914,156 thousand).

(45) Average number of staff

The average number of staff employed during the financial year (full-time equivalents) break down as follows:

Full-time equivalents	2006	2005
Salaried employees	46,738	27,901
Wage earners	2,435	687
Total	**49,173**	**28,588**

Full-time equivalents	2006	2005
Central Europe (CE)	10,403	9,045
Southeastern Europe (SEE)	12,576	11,032
Commonwealth of Independent States (CIS)	25,997	8,342
Austria	197	169
Total	**49,173**	**28,588**

(46) Expenses on severance payments and retirement benefits

	2006	2005
	€000	
Members of the Managing Board and senior staff	3,938	1,616
Other employees	4,855	2,296
Total	**8,793**	**3,912**

The same regulations are in principle valid for members of the Managing Board and employees. These regulations provide from the part of the company a basic contribution to a pension fund and an additional contribution if the employee pays own contributions of the same amount. Two managing board members additionally have individual retirement benefits which are funded by business insurances.

In the case of termination of function or employment contract, severance payments may occur. These severance payments are paid either according to the Salaried Employee Act (Angestelltengesetz) or to the Company Retirement Plan Act (Betriebliches Mitarbeitervorsorgegesetz) which is dependent on the agreement with the Board.

(47) Relations to Key Management

Group relations of key management

Key management refers to the Managing Board of *Raiffeisen International Bank-Holding AG, the parent company,* and *Raiffeisen Zentralbank Österreich AG, the majority shareholder.* Relations of key management to Raiffeisen International are as follows (respective fair values):

	2006	2005
	€000	
Sight deposits	97	92
Bonds	284	212
Shares	12,139	5,919
Time deposits	641	630
Savings deposits	—	22
Other claims	—	18

The following table shows relations of close family members of key management to Raiffeisen International:

	2006	2005
	€000	
Sight deposits	138	2
Shares	182	12

Beyond that, there are no further relations of Raiffeisen International to key management. Moreover, there is no compensation agreed between the company and their members of the Managing Board and Supervisory Board in the case of a takeover bid.

Remuneration of members of the Managing Board

The members of the Managing Board of Raiffeisen International Bank-Holding AG are remunerated as follows:

	2006	2005
	€000	
Fixed and performance-based remunerations	6,786	3,558
Payments to pension funds and business insurances	100	50
Total	**6,886**	**3,608**

The table contains fixed remunerations and performance-based remunerations as well as remunerations for membership of boards of subsidiaries, bonuses, and payments in kind. In the financial year 2006, the share of performance-based remuneration components including a special bonus was 58.5 per cent (2005: 28.5 per cent).

Performance-based remuneration components of the Managing Board are linked to achieve the objectives regarding profit after tax, Return on Standard Capital and Cost Income Ratio as well as to achieve the personal objectives that are agreed annually. There were no material changes in the principle for profit-sharing.

In the financial year 2006, bonus payments totalling € 4,750 thousand in connection with the acquisitions made are agreed. The planned payments are due not before 2009. These payments are mainly dependent on achieving the targeted objectives of these acquired companies (Return on Standard Capital, Cost Income Ratio and profit after tax). In the previous year, there were no such commitments.

In the reporting period, a pension plan was granted by the personnel committee to the members of the Managing Board and a provision was therefore built in the amount of € 2,000 thousand.

The Chairman of the Managing Board is furthermore still working for the board of Raiffeisen Zentralbank. Remuneration stated in the above table also cover this position as well as his activities for Raiffeisen International. Raiffeisen International is reimbursing RZB for this on a proportional basis.

In 2005 there was a one-off compensation charge for early termination of a long-term bonus program that has been replaced with the share incentive program.

Remuneration of members of the Supervisory Board

The annual general meeting decided an annual remuneration for the members of the Supervisory Board in the amount of € 195 thousand on 7 June, 2006 and transferred the distribution to the Board itself. The members of the Supervisory Board settled the distribution in their meeting of 7 June, 2006 as follows: Chairman € 40 thousand, Deputy-Chairman € 35 thousand, members of the Supervisory Board € 30 thousand. Session fees were not paid. In the previous year, the members of the Supervisory Board received a remuneration of € 304 thousand. Moreover, no contracts subject to approval in the meaning of Section 95 (5) 12 Austrian Stock Corporation Act (AktG) are concluded with members of the Supervisory Board in the financial year.

(48) Boards

Managing Board

	Date of first assignment	End of period
Herbert Stepic, CEO	14 June 2001	13 June 2011
Martin Grüll	3 January 2005	2 January 2010
Aris Bogdaneris	1 October 2004	26 September 2009
Rainer Franz	20 January 2003	19 January 2008
Peter Lennkh	1 October 2004	26 September 2009
Heinz Wiedner	14 June 2001	13 June 2011

The members of the Managing Board have mandates in the Supervisory Board of quoted companies at home and abroad:

- Herbert Stepic: OMV AG, VAT Raiffeisen Bank Aval, Tatra banka a.s.
- Heinz Wiedner: VAT Raiffeisen Bank Aval
- Aris Bogdaneris: VAT Raiffeisen Bank Aval
- Martin Grüll: VAT Raiffeisen Bank Aval
- Peter Lennkh: VAT Raiffeisen Bank Aval

Individuals finishing the stage of life of 68 years are not able to be elected to a member of the Managing Board and may not be appointed of another functional period.

Supervisory Board

	Date of first assignment	End of period
Walter Rothensteiner, Chairman	11 May 2001	AGM 2011
Manfred Url, Deputy-Chairman	11 May 2001	AGM 2011
Karl Sevelda	11 May 2001	AGM 2011
Patrick Butler	28 September 2004	AGM 2009
Stewart D. Gager	24 January 2005	AGM 2009
Peter L. Woicke	24 January 2005	AGM 2009

All members of the Supervisory Board declare themselves to be independent in the meaning of criteria of independence agreed by the Supervisory Board and in conformity with the Austrian Corporate Governance Codex. None of the members holds a more than 10 per cent share in the company. *Peter Woicke* and *Stewart Gager* do not represent the interests of shareholders with a share of more than 10 per cent.

Raiffeisen Zentralbank is entitled to send up to one third of the members of the Supervisory Board, insofar as it has a shareholding in Raiffeisen International. Individuals finishing the stage of life of 75 years are not able to be elected to a member of the Supervisory Board and may not be appointed of another functional period. In addition, individuals having more than 8 mandates in Supervisory Boards of quoted companies may not be elected. The chairmanship in the Supervisory Board of a quoted company is counted twice.

Committees of the Supervisory Board

Members of the Supervisory Board	Working Committee	Audit Committee	Personnel Committee
Walter Rothensteiner	Chairman	Chairman	Chairman
Manfred Url	Deputy-Chairman	Deputy-Chairman	Deputy-Chairman
Karl Sevelda		Member	

The members of the Supervisory Board have further mandates in the Supervisory Board of quoted companies at home and abroad:

- Walter Rothensteiner: UNIQA Versicherungen AG
- Karl Sevelda: Bene AG, Unternehmens Invest AG
- Peter L. Woicke: Anglo American plc, Plug Power Inc, MTN Group Limited

Vienna, 1 March 2007

The Managing Board

Herbert Stepic	Martin Grüll	Aris Bogdaneris
Rainer Franz	Peter Lennkh	Heinz Wiedner

Unqualified Auditor's Report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Raiffeisen International Bank-Holding AG, Vienna, for the financial year from 1 January to 31 December 2006. These consolidated financial statements comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2006, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 1 March 2007

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch
Wirtschaftsprüfer

ppa Franz Frauwallner
Wirtschaftsprüfer

List of Fully Consolidated Companies

The following table shows a selection of operating companies of Raiffeisen International's consolidated group. The complete list of Raiffeisen International's equity participations is deposited with the Group parent's headquarters.

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held[1]	Type[2]
VAT Raiffeisen Bank Aval, Kiev (UA)	2,099,934,975	UAH	95.7%		BA
eBanka, a.s., Prague (CZ)	1,184,500,000	CZK	100.0%		BA
JV "Raiffeisen-leasing", Minsk (BY)	1,251,583,348	BYR	66.6%		FI
TOV "Raiffeisen Leasing Aval", Kiev (UA)	11,758,092	UAH	87.2%		FI
OAO Impexbank, Moscow (RU)	3,630,899,000	RUB	100.0%		BA
OOO "Vneshleasing", Moscow(RU)	131,770	RUB	100.0%		FI
OOO "Raiffeisen Capital" Asset-Management, Moscow (RU)	150,000,000	RUB	100.0%		FI
OOO Raiffeisen-Leasing, Moscow (RU)	146,000,000	RUB	87.5%		FI
Priorbank, OAO, Minsk (BY)	102,801,217,650	BYR	63.0%		BA
Raiffeisen Bank d.d. Bosna i Hercegovina, Sarajevo (BA)	104,391,250	BAM	97.0%		BA
Raiffeisen Bank Kosovo S.A., Prishtina (RS)	33,000,000	EUR	100.0%		BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	572,988,150	PLN	100.0%		BA
Raiffeisen Bank S.A., Bucharest (RO)	1,196,258,639	RON	99.5%		BA
Raiffeisen Bank Sh.a., Tirana (AL)	34,592,965	EUR	100.0%		BA
Raiffeisen Bank Zrt., Budapest (HU)	29,769,140,000	HUF	70.3%		BA
Raiffeisen banka a.d., Belgrade (RS)	15,723,637,580	RSD	100.0%		BA
Raiffeisen Car Leasing Ltd., Budapest (HU)	20,000,000	HUF	72.7%		FI
Raiffeisen Financial Services Company Zrt., Budapest (HU)	20,000,000	HUF	70.3%	0.7%	FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	99.0%		BR
Raiffeisen Krekova banka d.d., Maribor (SI)	3,386,992,000	SIT	85.7%		BA
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	5,900,000	BGN	81.1%		FI
Raiffeisen Leasing d.o.o., Belgrade (RS)	226,544,550	RSD	87.5%		FI
Raiffeisen Leasing d.o.o., Ljubljana (SI)	895,800,000	SIT	87.5%		FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	3,008,000	BAM	86.0%		FI
Raiffeisen Leasing IFN S.A., Bucharest (RO)	14,935,400	RON	75.0%		FI
Raiffeisen Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	87.5%		FI
Raiffeisen Leasing sh.a., Tirana (AL)	123,000,000	ALL	93.8%		FI
Raiffeisen Lízing Zrt., Budapest (HU)	225,620,000	HUF	72.7%		BA
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb (HR)	110,000,000	HRK	73.7%		FI
Raiffeisen Real Estate Management Zrt., Budapest (HU)	105,440,000	HUF	72.7%		BR
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	94,932,152	BGN	100.0%		BA
Raiffeisenbank a.s., Prague (CZ)	3,614,000,000	CZK	51.0%		BA
Raiffeisenbank Austria d.d., Zagreb (HR)	2,194,132,000	HRK	73.7%		BA
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	74.4%		FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%		FI
RI Eastern European Finance B.V., Amsterdam (NL)	400,000	EUR	100.0%		FI
RI FINANCE (JERSEY) LIMITED, St. Helier (JE)	500,000,002	EUR	0.0%		FI
SINESCO Kft., Budapest (HU)	3,000,000	HUF	72.7%		OT
Tatra banka, a.s., Bratislava (SK)	1,075,577,600	SKK	67.6%		BA
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	71.5%		FI
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	85,800,000	KZT	75.0%		FI
Ukrainian Processing Center, JSC, Kiev (UA)	180,000	UAH	100.0%		BR
ZAO Raiffeisenbank Austria, Moscow (RU)	9,846,560,000	RUB	100,0%		BA

Legend:

1 Equity participations held via companies that are not included in the consolidated financial statements (pro-rata share)

2 Company type

BA Bank
BR Company rendering banking-related ancillary services
FI Financial institution
OT Other company

List of Equity Participations

The following tables show a selection of equity participations. The complete list of Raiffeisen International's equity participation is deposited with the Group parent's headquarters.

Companies valued at-equity

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held[1]	Type[2]
Raiffeisen Bausparkasse a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest (RO)	96,000,000	RON	33.3%		BA
Raiffeisen stambena štedionica d.d., Zagreb (HR)	70,000,000	HRK	26.0%		BA

Other non-consolidated subsidiaries and equity participations

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held[1]	Type[2]
Biroul de Credit S.A., Bucharest (RO)	4,114,615	RON	14.4%		FI
CJSC Areximbank "American-Russian Export-Import Bank", Eriwan (AM)	176,234,862	RUB	19.9%		FI
Doplnková dôchodková spoločnost' Tatra banky, a.s., Bratislava (SK), Bratislava (SK)	50,000,000	SKK	67.6%		FI
ELIOT, s. r. o., Bratislava (SK)	48,610,000	SKK	67.6%		BR
OOO "Priorleasing", Minsk (BY)	500,000,001	BYR	63.0%		FI
Raiffeisen Asset Management (Bulgaria) EAD, Sofia (BG)	250,000	BGN	100.0%		FI
Raiffeisen Biztosításközvetítö Kft., Budapest (HU)	5,000,000	HUF	72.7%		BR
Raiffeisen BROKERS doo, Sarajevo (BA)	1,000,000	BAM	97.0%		FI
Raiffeisen Business Premises d.o.o., Zagreb (HR)	1,000,000	HRK	73.7%		BR
Raiffeisen Capital & Investment S.A., Bucharest (RO)	1,600,000	RON	99.5%		FI
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	73.7%		FI
Raiffeisen Economic and Tax Consulting Zrt., Budapest (HU)	20,000,000	HUF	70.3%		FI
Raiffeisen Energy Service Ltd., Budapest (HU)	20,000,000	HUF	72.7%		OT
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI
RAIFFEISEN FUTURE AD, Belgrade (RS)	1,500,000	EUR	100.0%		FI
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	73.7%		FI
Raiffeisen Investment Fund Management Zrt., Budapest (HU)	100,000,000	HUF	70.3%		FI
Raiffeisen Pension Insurance d.o.o., Zagreb (HR)	14,400,000	HRK	73.7%	0.7%	FI
Raiffeisen Property Lízing Rt., Budapest (HU)	50,000,000	HUF	70.3%		BR
Raiffeisen Real-Estate Management, Ltd., Zagreb (HR)	100,000	HRK	73.7%	73.7%	BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	3,000,000	BGN	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	30,000	RON	99.5%	99.5%	FI
RAIFFEISEN SPECIAL ASSETS COMPANY d.o.o., Sarajevo (BA)	400,000	BAM	97.0%		FI
RAIFFEISEN TRAINING CENTER LTD., Zagreb (HR)	20,000	HRK	91.3%		BR
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	33,445,300	HRK	73.7%		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest (HU)	3,000,000	HUF	70.3%	2.3%	BR
Raiffeisen-Leasing Real Estate Spzoo, Warsaw (PL)	50,000	PLN	43.8%	21.9%	OT
S.A.I. Raiffeisen Asset Management S.A., Bucharest (RO)	3,600,000	RON	99.5%		FI
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	52,000,000	SKK	67.6%		FI
TATRA Residence, s.r.o., Bratislava (SK)	25,053,000	SKK	67,6%		BR

Legend:

1 Equity participations held via companies that are not included in the consolidated financial statements (pro-rata share)

2 Company type

- BA Bank
- BR Company rendering banking-related ancillary services
- FI Financial institution
- OT Other company

Consolidated Financial Statements as of December 31, 2005

Income Statement

	Notes	1/1-31/12 2005	1/1-31/12 2004*	Change
		€000		
Interest income		2,103,316	1,570,478	33.9%
Interest expenses		(901,218)	(767,007)	17.5%
Net interest income	(2)	**1,202,098**	**803,471**	**49.6%**
Provisioning for impairment losses	(3)	(167,260)	(137,596)	21.6%
Net interest income after provisioning		**1,034,838**	**665,875**	**55.4%**
Commission income	(4)	518,752	395,933	31.0%
Commission expense	(4)	(111,917)	(96,277)	16.2%
Net commission income	(4)	**406,835**	**299,656**	**35.8%**
Trading profit	(5)	300,802	220,145	36.6%
Net income from financial investments and current financial assets	(6)	10,908	8,273	31.9%
General administrative expenses	(7)	(1,162,510)	(823,348)	41.2%
Other operating profit/loss	(8)	(22,316)	(29,829)	(25.2)%
Profit before tax		**568,557**	**340,772**	**66.8%**
Income tax	(9)	(108,964)	(71,020)	53.4%
Profit after tax		**459,593**	**269,752**	**70.4%**
Minority interests in profit		(77,259)	(60,315)	28.1%
Consolidated profit		**382,334**	**209,437**	**82.6%**

	Notes	1/1 - 31/12 2005	1/1 - 31/12 2004*	Change
		in €		
Earnings per share**	**(10)**	**2.79**	**1.93**	**0.86€**

* *Because of amended and new IFRS rules, the comparative figures have been adjusted slightly (see notes pages 101 ff).*

** *Figures take the two-for-one stock split into account*

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

Profit Development

Quarterly Results Posted by Raiffeisen International

	Q1/2005	Q2/2005	Q3/2005	Q4/2005
	€000			
Net interest income	258,673	276,989	305,483	360,953
Provisioning for impairment losses	(28,535)	(34,873)	(56,132)	(47,721)
Net interest income after provisioning	**230,137**	**242,116**	**249,352**	**313,233**
Net commission income	83,482	96,850	100,964	125,539
Trading profit	55,114	68,390	74,655	102,642
Net income from financial investments and current financial assets	1,023	1,789	1,941	6,154
General administrative expenses	(240,872)	(261,687)	(280,205)	(379,746)
Other operating profit/loss	4,430	(7,456)	(3,587)	(15,702)
Profit before tax	**133,315**	**140,003**	**143,120**	**152,119**
Income tax	(24,020)	(28,195)	(29,280)	(27,468)
Profit after tax	**109,295**	**111,807**	**113,840**	**124,651**
Minority interests in profit	(16,524)	(18,772)	(20,593)	(21,371)
Consolidated profit	**92,771**	**93,035**	**93,247**	**103,280**

	Q1/2004*	Q2/2004*	Q3/2004*	Q4/2004*
	€000			
Net interest income	165,185	192,934	224,652	220,700
Provisioning for impairment losses	(27,231)	(21,901)	(25,562)	(62,902)
Net interest income after provisioning	**137,954**	**171,032**	**199,090**	**157,798**
Net commission income	60,341	79,086	76,826	83,405
Trading profit	47,824	44,022	66,911	61,388
Net income from financial investments and current financial assets	1,512	(3,205)	6,463	3,503
General administrative expenses	(166,737)	(200,497)	(191,915)	(264,199)
Other operating profit/loss	(1,778)	3,294	(5,588)	(25,758)
Profit before tax	**79,116**	**93,732**	**151,787**	**16,137**
Income tax	(18,841)	(19,438)	(25,173)	(7,568)
Profit after tax	**60,276**	**74,294**	**126,615**	**8,568**
Minority interests in profit	(15,371)	(22,377)	(14,259)	(8,308)
Consolidated profit	**44,905**	**51,917**	**112,356**	**260**

* *Because of amended and new IFRS rules, the comparative figures have been adjusted slightly (see notes pages 101 ff).*

Balance Sheet

	Notes	31/12/2005	31/12/2004*	Change
		€000		
Assets				
Cash reserve	(11)	2,908,161	1,895,356	53.4%
Loans and advances to banks	(12,30,31)	5,794,266	4,779,403	21.2%
Loans and advances to customers	(13,30,31)	24,714,026	16,242,295	52.2%
Impairment losses on loans and advances	(14)	(649,786)	(366,256)	77.4%
Trading assets	(15,30,31)	1,656,337	2,447,022	(32.3)%
Other current financial assets	(16,30,31)	1,322,715	650,480	103.3%
Financial investments	(17,30,31)	2,807,237	2,329,357	20.5%
Intangible fixed assets	(18,20)	880,657	177,040	397.4%
Tangible fixed assets	(19,20)	738,835	441,014	67.5%
Other assets	(21)	522,415	311,663	67.6%
Total assets		**40,694,863**	**28,907,374**	**40.8%**

	Notes	31/12/2005	31/12/2004*	Change
		€000		
Equity and liabilities				
Deposits from banks	(22,30,31)	10,236,464	6,619,765	54.6%
Deposits from customers	(23,30,31)	24,889,548	18,169,461	37.0%
Liabilities evidenced by paper	(24,30)	759,072	662,458	14.6%
Provisions for liabilities and charges	(25,31)	131,468	112,815	16.5%
Trading liabilities	(26,31)	264,139	409,944	(35.6)%
Other liabilities	(27,31)	557,063	312,202	78.4%
Subordinated capital	(28,30,31)	580,746	443,698	30.9%
Equity	(29)	3,276,363	2,177,031	50.5%
Consolidated equity		2,418,885	1,630,636	48.3%
Consolidated profit		382,334	209,437	82.6%
Minority interests		475,144	336,957	41.0%
Total equity and liabilities		**40,694,863**	**28,907,374**	**40.8%**

* *Because of amended and new IFRS rules, the comparative figures have been adjusted slightly (see notes pages 101 ff).*

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
			€000			
Equity on 1/1/2004	**50,000**	**770,483**	**103,522**	**178,733**	**275,780**	**1,378,518**
Capital contributions / disbursements	332,140	164,927	—	—	6,646	503,713
Transferred to retained earnings	—	—	145,733	(145,733)	—	—
Distributed profit	—	—	—	(33,000)	(14,361)	(47,361)
Consolidated profit	—	—	—	210,944	60,315	271,259
Exchange differences	—	—	40,160	—	11,673	51,833
Capital hedge	—	—	2,183	—	—	2,183
Other changes	—	—	19,754	—	(3,097)	16,657
Equity on 31/12/2004	**382,140**	**935,410**	**311,352**	**210,944**	**336,957**	**2,176,802**
Effects of initial application of amended and new IFRS	—	—	1,735	(1,506)	—	229
Adapted equity on 31/12/2004	**382,140**	**935,410**	**313,087**	**209,437**	**336,957**	**2,177,031**

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
			€000			
Equity on 1/1/2005	**382,140**	**935,410**	**313,087**	**209,437**	**336,957**	**2,177,031**
Capital contributions / disbursements	52,378	500,395	—	—	70,923	623,695
Transferred to retained earnings	—	—	206,985	(206,985)	—	—
Distributed profit	—	(36,781)	—	(2,452)	(19,939)	(59,172)
Consolidated profit	—	—	—	382,334	77,259	459,593
Exchange differences	—	—	114,897	—	9,391	124,288
Capital hedge	—	—	(57,469)	—	—	(57,469)
Own shares / share incentive program	(290)	(3,398)	(478)	—	—	(4,166)
Other changes	—	—	12,009		553	12,562
Equity on 31/12/2005	**434,228**	**1,395,626**	**589,031**	**382,334**	**475,144**	**3,276,363**

The extraordinary general meeting on 8 March 2005 decided to perform a two-for-one stock split. It also authorised the Managing Board to increase the capital stock by up to € 67,000 thousand to € 447,435 thousand (authorised capital). At the same time, the decision was made to conduct an initial public offering (IPO) excluding subscription rights for existing shareholders.

The IPO was conducted on 25 April 2005. 17,770 thousand no-par shares were issued (including a greenshoe option), the nominal volume totalled € 54,083 thousand. The issue price was set at € 32.50 per share, yielding gross IPO proceeds of € 577,525 thousand. The issuing costs came to € 23,031 thousand and were netted against capital reserves.

As of 31 December 2005, *Raiffeisen International Bank-Holding AG's* capital stock as defined by the articles of incorporation amounted to € 434,518 thousand. Including the shares issued in the IPO, the capital stock comprises 142,770 thousand no-par bearer shares. Excluding own-stock holdings of 95,260 shares, the stated subscribed capital came to € 434,228 thousand.

The extraordinary general meeting on 8 March 2005 authorised the Managing Board to purchase own stock by 8 September 2006 pursuant to Section 65 (1) 4 of the Austrian Stock Corporation Act (AktG) in order to offer them for purchase to staff, executives, and members of the managing board or – at most – of the supervisory board of the company or of companies associated with it. Moreover, the company's Managing Board has been authorised to purchase own stock by 8 September 2006 pursuant to Section 65 (1) 8 of the Austrian Stock Corporation Act (AktG) without dedicated purpose, with trading in own stock as the purpose of the purchase being excluded.

The 17,050 no-par profit participating certificates in the nominal amount of € 1,705 thousand previously stated under subscribed capital were repaid by the company in the second quarter of 2005.

Other changes in retained earnings are largely due to hyperinflation accounting in accordance with IAS 29 at the Group unit in Belarus. Adjustments from *foreign currency translation* and the *capital hedge,* which are items booked in retained earnings, developed as follows:

	Translation differences	Capital hedge
	€000	
On 1/1/2004	**(183,693)**	**—**
Net changes in the financial year	40,161	2,183
On 31/12/2004	**(143,532)**	**2,183**

	Translation differences	Capital hedge
	€000	
On 1/1/2005	**(143,532)**	**2,183**
Net changes in the financial year	114,897	(57,468)
On 31/12/2005	**(28,635)**	**(55,285)**

Cash Flow Statement

	2005	2004
	€000	
Profit	**459,593**	**269,753**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	127,319	113,725
Net provisioning for liabilities and charges and impairment losses	181,749	181,222
Gains (losses) from disposals of tangible fixed assets and financial investments	1,204	1,213
Other adjustments (net)	(127,291)	117,668
Subtotal	**642,575**	**683,580**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(11,287,682)	(7,252,781)
Trading assets	773,095	(946,343)
Other assets	(924,541)	(24,786)
Deposits from banks and customers	11,207,858	6,948,108
Liabilities evidenced by paper	90,114	228,914
Other liabilities	23,924	(89,828)
Interest income and dividends	1,883,728	1,454,306
Interest expenses	(831,437)	(592,302)
Income tax	(58,263)	(19,557)
Net cash from operating activities	**1,519,373**	**389,311**
Proceeds from sales of:		
Financial investments and equity participations	2,751,647	2,101,707
Tangible and intangible fixed assets	98,593	50,554
Outlay on purchases of:		
Financial investments and equity participations	(3,152,002)	(2,715,912)
Tangible and intangible fixed assets	(310,888)	(248,931)
Acquisitions of subsidiaries	(624,370)	(88,076)
Net cash from investing activities	**(1,237,019)**	**(900,659)**
Capital contributions / disbursements	623,695	499,083
Inflows / outflows of subordinated capital	137,048	133,114
Dividends paid	(59,172)	(47,361)
Net cash from financing activities	**701,571**	**584,836**
Cash and cash equivalents at the end of previous period	**1,895,356**	**1,748,977**
Net cash from operating activities	1,519,373	389,311
Net cash from investing activities	(1,237,019)	(900,659)
Net cash from financing activities	701,571	584,836
Effect of exchange rate changes	28,881	72,890
Cash and cash equivalents at the end of period	**2,908,161**	**1,895,356**

The cash flow statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely operating activities, investing activities, and financing activities.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets, and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper, and other liabilities are likewise a part of operating activities. Interest payments and dividend receipts arising from operating activities are also shown separately as components of net cash from operating activities.

Net cash from investing activities shows inflows and outflows associated with financial investments, tangible fixed assets and intangible fixed assets, and outlay on the acquisition of subsidiaries. The impact on liquidity of acquired subsidiaries is shown on page 108.

Net cash from financing activities relates to inflows into and outflows from equity and subordinated capital. It therefore concerns above all inflows from capital increases, dividend payments, and changes in subordinated capital.

Cash and cash equivalents include the cash reserve recognised in the balance sheet, which consists of cash in hand and demand deposits at central banks. It does not include loans and advances to banks that are due at call, which are classed as being a part of operating activities.

Notes

Company

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna, Austria. It is registered in the Companies Register at the Vienna Commercial Court (Handelsgericht Wien) under Companies Register number FN 122.119m. Its stock has been listed on the Prime Market of the Vienna Stock Exchange since 25 April 2005. *Raiffeisen Zentralbank Österreich AG*, Vienna, holds the majority stake in the company, totalling 70 per cent of its issued share capital as of the balance sheet date. *Raiffeisen-Landesbanken-Holding GmbH*, Vienna (Group parent) consolidates the company. This financial holding owns the majority stake in *Raiffeisen Zentralbank Österreich AG*. Raiffeisen International is also included in the consolidated financial statements of *Raiffeisen Zentralbank Österreich AG*.

Raiffeisen International specialises in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes universal banks in 15 countries that operate a broad network of local banking outlets. Raiffeisen International renders a comprehensive range of banking and financial services through those banks and other financial institutions. They range from account, cash management, deposit, loan, trade finance, and credit card services to mortgage and finance leasing services. The Group's widely varied client base includes multinationals and major local enterprises, small and medium-sized enterprises, public sector institutions, and retail customers.

This consolidated financial statement was signed by the Managing Board on 1 March 2006 and subsequently submitted to the Supervisory Board for review and approval (ratification).

Principles Underlying the Consolidated Accounts

Policies

The consolidated financial statements for the 2005 financial year and the comparative figures for the 2004 financial year were prepared and calculated in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standard adopted by the EU on the basis of *IAS Regulation (EC) 1725/2003* inclusive of such interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable.

The consolidated financial statements are based on the reporting packages of all fully consolidated Group members, which were prepared on the basis of standards applied throughout the Group and IFRS rules. All fully consolidated companies prepared their annual financial statements for the period ended 31 December. Figures in these financial statements are stated in thousands of euros.

Changes Due to Amended and New IFRS Standards

Newly published standards applicable from the 2005 financial year have made it necessary to carry out minor adjustments to the financial statements for 2004 needed for the purposes of prior-period comparisons. Adjustment is required by IFRS.

The most important changes to accounting policies are described below. The most important changes to the recognition and measurement policies of Raiffeisen International's with respect to 2005 and years thereafter result from now limited measurement options allowed by IFRS, in particular with regard to IAS 39 concerning financial instruments and IAS 17 concerning finance leases. In all, however, it must be stressed that these changes will not have a material impact on Raiffeisen International's consolidated financial statements.

Goodwill (IFRS 3)

The new IFRS 3 regarding business combinations, already published in 2004, reviews the presentation, measurement, and impairment testing of goodwill. The straight-line amortisation of goodwill has been abolished and replaced by annual impairment testing. The same applies to companies accounted for using the equity method. IFRS does not require adjustment of prior periods. In 2004, Raiffeisen International linearly amortised

some € 10 million in goodwill. This practice will therefore be discontinued as of the 2005 financial year. Instead, this asset position is to be impairment tested annually and additionally whenever there is an indication of value impairment.

Financial Instruments (IAS 39)

The stricter new definition of loans and receivables that no longer qualify as originated by the enterprise changed the entry for equity from 1 January 2005. If financial instruments are classified as *other current financial assets*, they must be carried at market value if an active market exists. Reclassifications and remeasurements were carried out with respect to a number of primary securities issues. Restructuring (reclassification and remeasurement) of the portfolio increased other current financial asset by € 38 million. All reallocations were charged against the balance sheet entry for *financial investments*. The effect on equity has been immaterial.

For the time being, Raiffeisen International is not exercising the fair value option for stating non-securitised receivables or liabilities with effect on earnings.

New Securities Category (IAS 39)

In the case of asset for which a fair value within the meaning of IAS 39 was available, the available-for-sale financial assets in the accounts at year-end 2004 in the amount of € 612 million were reclassified as financial assets *at fair value through profit and loss* as of 1 January 2005, whereby changes in value are also being recognised in the income statement in the 2005 financial year. These financial assets will continue to be recorded under *other current financial assets* in the balance sheet. These financial instruments belong to a group of financial assets whose performance is judged by reference to fair value and which are being controlled according to a documented risk management or investment strategy.

In addition, Raiffeisen International's other current financial assets also included financial instruments available for sale. These are for the most part assets for which stock exchange prices were not available but whose measurement did not have a material effect on equity in the period under review.

Impairment Losses on Loans and Advances (IAS 39)

The more precise requirements contained in the revision of IAS 39 in force from 2005 allow, under certain circumstances, portfolio-based provisioning for loan portfolios with identical risk profiles. To date, Raiffeisen International has only made restricted use of portfolio-based provisioning. We have now implemented new processes that take account of the more detailed rules for the valuation of loan portfolios and portfolio-based provisioning requirements applicable to them. However, we have not yet fully completed the process of standardising valuation rules in retail transactions. Portfolio impairments have thus far not had a material impact on profit.

Finance Leases (IAS 17)

The mandatory inclusion of initial direct costs in finance lease receivables has caused material changes in valuation at Raiffeisen International. These must be calculated with retrospective effect. Insofar as these costs were recognised in full in the income statement in prior years, their effects on the asset items in questions and on equity have required recognition since 1 January 2005.

As of 2005, the interest rate underlying a lease must be calculated in such a way that initial direct costs incurred by the lessor are automatically included in the finance lease receivable and must not be added as a separate item. Similarly as of 2005, any initial direct costs of the lessee under such a lease must be asset to the amount recognised as an asset.

In the case of Raiffeisen International, that increased equity directly in the amount of € 1.7 million and decreased it indirectly in the amount of € 1.5 million carried to the equity by way of the adapted profit for the year 2004. The result was a net increase in equity of € 0.2 million as 1 January 2005.

Equity (IAS 1 in conjunction with IAS 27)

According to the revised provisions, minority interests must be presented in the balance sheet within equity. This means that as of 2005, minority interests must be presented in the consolidated balance sheet within equity but separately from *consolidated equity* (the parent's shareholders' equity).

Reconciliation Statement Due to IFRS Changes

Income Statement

	Adapted 1/1-31/12/2004	Change	Published 1/1-31/12/2004
		€000	
Interest income	1,570,478	(1,059)	1,571,537*
Interest expense	(767,007)	(1,263)	(765,744)*
Net interest income	**803,471**	**(2,322)**	**805,793**
Provisioning for impairment losses	(137,596)	—	(137,596)
Net interest income after provisioning	**665,875**	**(2,322)**	**668,197**
Commission income	395,933	—	395,933
Commission expense	(96,277)	1,528	(97,805)
Net commission income	**299,656**	**1,528**	**298,128**
Trading profit	220,145	(716)	220,861
Net income from financial investments and current financial assets	8,273	8	8,265
General administrative expenses	(823,348)	—	(823,348)
Other operating profit / loss	(29,829)	41	(29,870)
Profit before tax	**340,772**	**(1,461)**	**342,233**
Income tax	(71,020)	(46)	(70,974)
Profit after tax	**269,752**	**(1,507)**	**271,259**
Minority interests in profit	(60,315)	—	(60,315)
Consolidated profit	**209,437**	**(1,507)**	**210,944**

*) *Erratum: 2004 reclassifications without effect on profit*

Balance sheet

	Adapted 31/12/2004	Change	Published 31/12/2004
		€000	
Assets			
Cash reserve	1,895,356	—	1,895,356
Loans and advances to banks	4,779,403	—	4,779,403
Loans and advances to customers	16,242,295	290	16,242,005
Impairment losses on loans and advances	(366,256)	—	(366,256)
Trading assets	2,447,022	—	2,447,022
Other current financial assets	650,480	38,136	612,344
Financial investments	2,329,357	(38,129)	2,367,486
Intangible fixed assets	177,040	—	177,040
Tangible fixed assets	441,014	—	441,014
Other assets	311,663	(45)	311,708
Total assets	**28,907,374**	**252**	**28,907,122**

	Adapted 31/12/2004	Change	Published 31/12/2004
		€000	
Equity and liabilities			
Deposits from banks	6,619,765	—	6,619,765
Deposits from customers	18,169,461	—	18,169,461
Liabilities evidenced by paper	662,458	—	662,458
Provisions for liabilities and charges	112,815	447	112,368
Trading liabilities	409,944	—	409,944
Other liabilities	312,202	(423)	312,625
Subordinated capital	443,698	—	443,698
Equity	2,177,031	228	2,176,803
Consolidated equity	1,630,636	1,735	1,628,902
Consolidated profit	209,437	(1,506)	210,944
Minority interests	336,957	—	336,957
Total equity and liabilities	**28,907,374**	**252**	**28,907,122**

Consolidation Methods

In the course of initial capital consolidation, all identifiable assets, liabilities, and contingent liabilities of the subsidiary are to be restated to their value at the time of acquisition. The acquisition costs offset netted against the prorated net assets. Resulting positive differences are then capitalised as goodwill and are subject to an annual impairment test. If there are any indications of a loss of value, the goodwill will be additionally tested for impairment. If negative goodwill arises upon first-time consolidation, that will be recognised immediately with effect on profit.

Material interests in associated undertakings were accounted for using the equity method and recorded under financial investments in the balance sheet. Profits of companies accounted for using the equity method were recorded for the first time balanced in *net interest income*. The same rules were applied to companies accounted for using the equity method (offsetting acquisition costs against prorated fair net asset value) as to fully consolidated companies. As a rule, the process was based on the IFRS financial statements of the associated undertakings in question.

Shares in subsidiaries not included in the consolidated financial statements because of their minor significance and interests in associated undertakings not accounted for using the equity method are shown under financial investments and were carried at cost.

Shares in other companies were recognised at market value. If a market value was not available or could not be reliably measured, they were recognised at amortised cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences were recognised under *other assets/other liabilities* in the consolidated balance sheet.

Intercompany profits arising from transactions within the Group were eliminated insofar as they had a material effect on items in the income statement. Banking business transacted between the individual companies within the Group is usually transacted on normal market terms.

Scope of Consolidation

The fully consolidated members of the Raiffeisen International Group were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* held direct or indirect stakes of more than 50 per cent and companies upon whose business and financial policies it exercised a controlling influence.

Material interests in associated undertakings—companies upon whose business and financial policies the Group exercised a significant influence—were accounted for using the equity method.

The number of consolidated companies and associated companies accounted for using the equity method changed as follows:

Number of units	Fully consolidated 2005	Fully consolidated 2004	Equity method 2005	Equity method 2004
On 1/1	43	38	3	3
Included for the first time in the period under review	29	6	—	1
Merged in the period under review	(2)	(2)	—	—
Excluded in the period under review	(5)	—	—	—
Reclassified	—	1	—	(1)
On 31/12	**65**	**43**	**3**	**3**

Eighty-five subsidiaries were not included in the consolidated financial statements because of their minor importance in giving a view of the Group's assets, financial state, and profit position (2004: 85). They were recognised at amortised cost under *financial investments* as interests in subsidiaries. The balance sheet totals of excluded companies came to less than 2 per cent of the Group's aggregated balance sheet total.

See the overview on pages 162 ff for a list of fully consolidated companies, associated companies accounted for using the equity method, and other equity participations.

In the reporting year 2005, the following companies were included in the scope of consolidation for the first time:

Name	Per cent stake	Reporting date	Reason
Banks:			
JSPP Bank Aval, Kiev (UA)	93.5%	1/10	Acquisition
Financial institution:			
Eastern European Invest GmbH, Vienna (AT)	100.0%	1/11	New
Eastern European Invest Holding GmbH, Vienna (AT)	100.0%	1/11	New
JV "Raiffeisen-Leasing", Minsk, (BY)	71.4%	1/10	New
RI Eastern European Finance B.V., Amsterdam (NL)	100.0%	1/12	New
MB Leasing a.s., Mlada Boleslav (CZ)	51.0%	1/10	Acquisition
RLRE & Eube OC—TERRONOC I., s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE & Eube OC—TERRONOC II., s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Alpha Property s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Beta Property s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Epsilon Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Eta Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Gamma Property, s.r.o., Prague CZ)	69.0%	1/1	Materiality
RLRE Hotel Ellen, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Investholding B.V., Arnhem (NL)	69.0%	1/1	Materiality
RLRE Jota Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Omega Property, s.r.o., Prague (CZ)	69.0%	1/9	New
RLRE Sigma Property, s.r.o., Prague (CZ)	37.5%	1/1	Materiality
RLRE Theta Property, s.r.o., Prague (CZ)	69.0%	1/1	Materiality
RLRE Ypsilon Property, s.r.o., Prague (CZ)	69.0%	1/9	New
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	75.0%	1/3	New
Banking-related ancillary services:			
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Vienna (AT)	100.0%	1/10	New
Ukrainian Processing Center JSC, Kiev (UA)	100.0%	1/10	Acquisition

Because of their increasing significance for Raiffeisen International, the subsidiaries of *Raiffeisen-Leasing Real-Estate s.r.o., Prague (RLRE Group)* were consolidated for the first time at the beginning of the financial year under review. These project companies engage in real estate project finance leasing. Of the 20 RLRE Group companies included, 6 left the scope of consolidation again as a result of mergers or sale. These are not listed above.

Company Mergers

The following table shows the assets and liabilities revalued in the current financial year at the time of their first consolidation:

	AVAL	UPC	MBLCZ	Total
		€000		
Cash reserve	259,692	—	3	259,695
Loans and advances to banks	378,429	376	392	379,197
Loans and advances to customers	1,769,518	—	33,012	1,802,530
Other current financial assets	152,504	—	—	152,504
Financial investments	1,855	—	—	1,855
Intangible fixed assets	216,407	1,046	221	217,675
of which trademark	120,921	—	—	120,921
of which corporate customer base	7,717	—	—	7,717
of which retail customer base	78,246	—	—	78,246
Tangible fixed assets	183,903	605	492	185,000
Other assets	95,519	731	2,394	98,644
Assets	**3,057,827**	**2,759**	**36,514**	**3,097,101**
Deposits from banks	(391,387)	(1,363)	(35,764)	(428,513)
Deposits from customers	(2,114,033)	—	(488)	(2,114,521)
Provisions for liabilities and charges	(7,219)	(109)	(528)	(7,857)
Other liabilities	(18,874)	(257)	(458)	(19,589)
Subordinated capital	(58,347)	—	—	(58,347)
Net assets	**467,966**	**1,030**	**(723)**	**468,273**
Minority interests	(30,399)	—	—	(30,399)
Net assets after minority interests	**437,567**	**1,030**	**(723)**	**437,874**
Goodwill	418,019	26,065	2,107	446,191
Acquisition costs	**855,586**	**27,095**	**1,384**	**884,065**
Liquid assets	(259,692)	—	(3)	(259,695)
Net cash for acquisition	**595,894**	**27,095**	**1,380**	**624,370**

JSPP Bank AVAL (AVAL)

In October 2005, the takeover of a 93.5 per cent interest in JSPP Bank Aval, Kiev, closed. Bank Aval is a universal bank focusing on retail business. At the time of the takeover, Bank Aval was the second-largest bank in Ukraine. The purchase price for the 93.5 per cent stake amounted to € 855,586 thousand. The balance sheet total at the time of first consolidation came to € 3,057,827 thousand and its equity stood at € 467,966 thousand.

Brands

Companies use registered trademarks (brands) to differentiate their services from the competition.

Raiffeisen International intends to maintain the AVAL brand and build it up in the future, as this brand is very well positioned in Ukraine. Bank Aval benefits from being a preferred partner in handling state pension payments, which has given it a large customer base. Pursuant to IFRS 3, the brand is being accounted for separately. The brand has an unlimited term of use and is thus not subject to scheduled amortisation. It is to be tested annually for impairment and additionally whenever indications of impairment occur. No impairment of the Aval brand's value was determined in 2005.

The brand's value (€ 120,921 thousand) has been determined using the comparable historical cost approach, because neither immediately comparable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation concerning brand-related marketing expense served as the data base for the historical cost comparison. The brand's value was determined using comparable costs for establishing customer bases at other Group network banks.

Existing Customer Base

When companies base relationships with customers on contracts, customer relationships result from contractual rights. If customer contracts and the associated customer relationships are acquired as part of a merger, they must be accounted for separately pursuant to IFRS 3 if they are based on contractual or other rights. Bank Aval meets the criteria for separate accounting of contractual and non-contractual customer relationships for existing customers. The customer base is determined separately for the *corporate customer* segment and the *retail customer* segment. The amortisation period for the corporate customer segment has been set at 7 years and for the retail customer segment at 20 years.

From the time of acquisition forward, depreciation and amortisation totalling € 1,192 thousand were recognised with effect on profit. The book values of the existing customer base thus come to € 7,455 thousand for corporate customers and € 77,316 thousand for retail customers as of 31 December 2005. The customer base was valued using the multi-period excess earnings method based on projected future income and expense allocable to the respective customer base. The projections are based on planning figures for the corresponding years.

Ukrainian Processing Center JSC (UPC)

Raiffeisen International took over the *Ukrainian Processing Center, JSC,* Kiev, for a purchase price of € 27,095 thousand. The Ukrainian Processing Center offers credit card, ATM, and regional interbank clearing services. The company's balance sheet total at the time of initial consolidation came to € 2,759 thousand, and its equity amounted to € 1,030 thousand.

MB Leasing a.s. (MBLCZ)

In October 2005, Raiffeisenbank a.s., Prague, acquired a 100% stake in *MB Leasing a.s., Mladá Boleslav,* which it first consolidated as of 1 October 2005. MB Leasing a.s. focuses on mobile asset leasing and in that area especially on motor vehicle leasing.

The purchase price came to € 1,384 thousand, the balance sheet total amounted to € 36,514 thousand, and equity at the time of acquisition was minus € 723 thousand. The goodwill resulting from the transaction reflects synergy with the Czech Raiffeisen-Leasing s.r.o., Prague, and represents an investment in the company's distribution network of 8 branches.

Foreign-currency Translation

Financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current rate method in conformity with IAS 21, whereby equity was translated at historical exchange rates and all other assets and liabilities and declarations in the notes were translated at the prevailing exchange rates on the balance sheet date. Differences arising from the translation of equity components (applying historical exchange rates) were offset against retained earnings and not recognised in the income statement.

Income statement items were translated at the average rates of exchange during the year calculated on the basis of end-of-month rates. Differences between the exchange rates prevailing on the balance sheet date and the average exchange rates employed in the income statement were netted against equity and not recognised in the income statement.

At one Group company, *Priorbank JSC,* Minsk, economic conditions made it necessary to apply IAS 29 (financial reporting in hyperinflationary economies). In the case of two subsidiaries *(Raiffeisen Leasing SRL,* Bucharest, and *GSI Group Software Investment AG,* Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions.

The following exchange rates were used for currency translation purposes:

Rates in units per €	2005 Balance sheet date	2005 Average	2004 Balance sheet date	2004 Average
Hungarian forint (HUF)	252.870	248.394	245.970	251.539
Czech koruna (CZK)	29.000	29.846	30.464	31.945
Slovakian koruna (SKK)	37.880	38.591	38.745	40.110
Russian ruble (RUB)	33.950	35.270	37.750	35.846
Polish zloty (PLN)	3.860	4.027	4.085	4.531
Bulgarian lev (BGN)	1.956	1.956	1.956	1.956
Ukrainian hryvna (UAH)	5.972	6.405	7.217	6.620
Romanian leu (RON)	3.680	3.648	3.939	4.050
Croatian kuna (HRK)	7.372	7.414	7.675	7.506
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	239.500	239.579	239.760	239.018
Serbia and Montenegro dinar (CSD)	85.500	82.863	78.885	72.657
Belarussian ruble (BYR)	2,546.350	2,692.559	2,955.650	2,689.559
Albanian lek (ALL)	122.580	124.216	126.350	127.958
Kazakhstan tenge (KZT)	158.540	166.188	—	—

Capital Hedge

Hedges of investments in economically independent sub-units (IAS 39.102) were undertaken in the Group. The resulting currency translation differences were netted directly against equity and are shown separately in the equity reconciliation.

Accounting and Valuation Principles

Financial Instruments

A financial instrument is defined as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. IFRS-compliant balance sheets differentiate between the following four categories:

1. Financial assets or liabilities recognised at fair value in the income statement
   a. Trading assets/liabilities
   b. Designated financial instruments at fair value
2. Financial investments held to maturity
3. Loans and receivables
4. Available-for-sale financial assets.

1. Financial assets or liabilities recognised at fair value in the income statement

1 a. Financial assets and liabilities held for trading

Trading assets/liabilities serve the exploitation of short-term fluctuations in market prices. Securities (inclusive of short sales of securities) and derivative instruments held for trading were recognised at their fair values. In the case of listed securities, fair value was based on stock exchange prices. If such prices were not available, primary financial instruments and futures were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulas were Black-Scholes 1972, Black 1976 and Garman-Kohlhagen.

Derivative instruments held for trading were also shown as *financial instruments held for trading*. Where fair values inclusive of interest deferrals were positive *(dirty prices)*, they were assigned to trading assets. Negative fair values were recorded under trading liabilities in the balance sheet. Positive and negative fair values were not reconciled. Changes in *dirty prices* were recognised in the income statement under trading profit / loss.

1 b. Designated financial instruments recognised at fair value

This category mainly comprises those financial assets that were recognised at fair value as designated financial instruments at the time of their first balance sheet statement. These instruments may be bonds and other fixed-interest securities or equities and other non-fixed-interest securities.

These financial instruments are recognised at fair value pursuant to IAS 39. They are stated under the balance sheet item *other current financial assets*, current income is stated under net interest income, and valuation and sale gains or losses are recognised in the income statement under *income from financial investments*.

2. Financial investments held to maturity

Non-derivative financial assets (securities with fixed or determinable payments and fixed maturities) that were purchased with the intent and ability to hold them to maturity are stated under the balance sheet item financial investments. They are valued at amortised cost with differences being amortised over the residual maturity and recognised in the income statement under net interest income. Coupon payments are likewise recognised under net interest income/expense. These financial instruments may only be sold in rare, exceptional cases as set forth in IAS 39.

3. Loans and receivables

Receivables were recognised at their nominal values without deduction for remeasurement. Accrued interest was only recognised in the income statement if there was a high likelihood that would actually be received. *Debt instruments* are also stated here if there is no active market for them.

4. Available-for-sale financial assets

The category of financial assets available for sale comprises those financial instruments (principally equity participations in companies for which there is no active market) that did not qualify under any of the other three categories. To the extent that fair values may be reliably determined, they are valued at such. Valuation differences are stated under equity and are only recognised in the income statement if there is an objective indication of impairment. Only for debt instruments are such impairments recognised in the income statement, while equity instrument impairments are recognised under equity. The financial instruments themselves are reported under the balance sheet item *financial investments* or under *other current financial assets.*

Impairment Losses on Loans and Advances

Lending business risk is accounted for by making specific impairment provisions and following the more detailed rules of IAS 39 effective from 2005 forward also by making portfolio-based impairment provisions. The latter comprise impairment provisions for portfolios of loans with identical risk profiles that may be compiled under certain conditions. Both specific and portfolio-based impairment provisions are not netted against corresponding receivables but stated openly in the balance sheet.

For credit risks of receivables from customers and banks, provisions are made in the amount of expected loss according to homogeneous Group-wide standards. Risk of loss is deemed to exist if the discounted projected repayment amounts and interest payments are below the carrying value of the receivable, taking collateral into account. Portfolio-based impairments are calculated according to valuation models that estimate expected future cash flow for the receivables in the respective loan portfolio based on loss experience history. For retail portfolios without a documented loss history of their own, peer group benchmark figures serve as a comparative base.

The entirety of the provision for impairment losses arising from on-balance-sheet receivables is shown as a separate item on the assets side of the balance sheet, below loans and advances to banks and customers. The provision for impairment losses arising from off-balance-sheet transactions was recorded under provisions for liabilities and charges.

Derivative Instruments

Derivative instruments not held for trading because they had been acquired for hedging purposes were subdivided into the following categories reflecting differing modes of recognition on the IFRS-compliant balance sheet:

a) Fair value hedges within the meaning of IAS 39

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed, and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance sheet items in the banking book were recognised at their fair values *(dirty prices)* under *other assets* (positive dirty prices) or *other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) were allocated directly to the corresponding balance sheet items and reported separately in the notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments were recorded under *other operating profit/loss* (net result from hedge accounting).

b) Other derivative instruments

Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of IAS 39. They were captured as follows: Positive *dirty prices* were recognised under other assets, and negative *dirty prices* were recorded under *other liabilities.* The effect of remeasuring those derivative instruments on a *clean-price* basis was recognised under *other operating profit/loss* (net income from other derivative instruments); interest was recorded under net interest income.

Payables

Payables were measured at amortised cost. Discounted debt securities and similar obligations were recognised at their present value.

Repurchase Agreements

Under genuine repurchase agreements (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's balance sheet and are measured applying the rules governing the particular balance sheet item. Cash inflow from repurchase agreements is recognised in the balance sheet as *liabilities to banks* or *liabilities to customers* depending on the counterparty.

In the case of reverse repurchase transactions, assets are acquired subject to a simultaneous undertaking to sell them in the future. Cash outflows from repurchase agreements are recognised in the balance sheet under *loans and advances to banks* or *loans and advances to customers.*

Interest expenses incurred in connection with repurchase transactions and interest income receivable in connection with reverse repo transactions were recorded under net interest income on an accrual accounting basis (linear over their term).

Finance Leases

According to IFRS, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In conformity with IAS 17, the present value of future lease payments and any residual values are recorded in the lessor's accounts under *loans and advances to banks* or *loans and advances to customers.* Lessees under a finance lease recognise the asset under the pertinent tangible fixed asset heading and balance the entry with a corresponding lease liability.

Intangible Fixed Assets

Proprietary and purchased software, brand rights, acquired client bases, and especially goodwill are stated under this item. Goodwill and other intangible assets without definite useful lives are impairment tested at least on every balance sheet date. If circumstances suggest that the expected benefit no longer exist, impairments are applied pursuant to IFRS 3.

Intangible fixed assets acquired for consideration (software, client base) were capitalised at cost less amortisation.

Self-originated intangible assets exclusively pertain to software and were capitalised if it was likely that the Group could derive an economic benefit from them in the future and if their production costs could be reliably measures. The usual business service life for software is four to six years. The expected useful life of major software projects may also be longer. The useful life of acquired *corporate customer* bases has been set at 7 years and for acquired *retail customer* bases at 20 years.

Tangible Fixed Assets

Tangible fixed assets were set at cost of acquisition or manufacture less scheduled depreciation. Depreciation was carried out on a straight-line basis and assumed the following useful lives:

Useful life	Years
Buildings	25 – 50
Office furniture and equipment	5 – 10
Hardware	3 – 5

If a permanent impairment was to be expected, exceptional write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-back will take place up to the amount of the asset's amortised cost. Investment property deemed to constitute a financial investment was recognised at amortised cost in accordance with IAS 40.

Inventory

DInventory was recognised at the lower of cost or market. Write-downs were carried out insofar as the cost of the item of inventory was above its exchange price or fair value on the balance sheet date or if limited usability or longer periods of storage had impaired its value.

Own stock

Raiffeisen International Bank-Holding AG directly deducted the holdings of its own stocks from equity as of the balance sheet date. Profits/losses arising from own-stock holdings are netted against equity without earnings impact.

Provisions for Liabilities and Charges

All provisions relating to so-called social capital (provisions for retirement benefits, severance payments, and anniversary bonuses) were measured using the projected unit credit method in conformity with IAS 19 (employee benefits).

The actuarial computation of retirement benefit commitments for active employees was based on an interest rate of 4.25 per cent per annum (previous year: 5.25 per cent per annum) and an effective salary increase of 3 per cent per annum or an individual career trend of 1.5 per cent per annum. The parameters for pensioners were an interest rate of 4.25 per cent per annum (previous year: 5.25 per cent per annum) and an anticipated increase in retirement benefits of 2 per cent per annum (previous year: 1.5 per cent per annum). Calculations were based on an assumed retirement age of 62 (in some individual cases 65), subject to transitional statutory requirements and special arrangements agreed in individual contracts.

The computation of severance payments and anniversary bonuses was likewise based on an interest rate of 4.25 per cent per annum (previous year: 5.25 per cent per annum), an average salary rise of 3 per cent per annum and an individual career trend of 2 per cent per annum (previous year: 1.5 per cent per annum).

The biometrical basis for the computation of all provisions relating to social capital was provided by *AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung* (computational framework for pension insurance)—*Pagler & Pagler*, using the variant for salaried employees.

Other provisions were also allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the resulting interest effect, these provisions were not discounted.

Income Tax

Income tax was recognised and calculated in conformity with IAS 12 applying the balance sheet orientated liability method. Deferred taxes were computed on the basis of all temporary differences in recognition and measurement between the consolidated balance sheet and the tax base that were going to balance out in subsequent periods under consideration of the tax scales applicable in the countries concerned. Deferred tax assets were capitalised with respect to tax *loss carryforwards* insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deferred tax assets were offset against deferred tax liabilities on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded separately under other assets or tax provisions.

Fiduciary Business

In conformity with IAS 30, transactions arising within the scope of the management or placement of assets for account of third parties were not recorded in the balance sheet. Commission arising from such transactions was recorded under net commission income.

Notes to the Income Statement

(1) Segment reporting

Segment reporting by business segment

The basis for primary segment reporting within the meaning of IAS 14 is Raiffeisen International's internal management reporting system, whose primary reporting format was mainly customer-oriented. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and other

The corporate customers segment encompasses business with large corporate and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit, and size of workforce.

To be included in the corporate customers segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the retail SME sub-segment within the retail customers segment.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions (*public sector*). In addition, the segment also encompasses business with banks, financial service providers, and insurers (*financial institutions*).

Banks includes Austrian and foreign corporate, retail, and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (EBRD), the *European Investment Bank* (EIB), and the *International Monetary Fund* (IMF). Financial service providers includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The insurers sub-segment encompasses all kinds of insurers and reinsurers. That includes property, health, life, and pension insurers. Public sector includes all public sector entities such as ministries, provinces, municipalities, and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of Raiffeisen International made by *public sector* and *financial institutions*, their results are now included in the corporate customer segment, having still been reported separately in prior years.

The retail customer segment encompasses all private individuals *(consumers)*, the self-employed *(professionals)* and small and medium-sized enterprises with annual revenues of less than € 5 million *(retail SME)*. The line includes predominantly standardised products like passbooks, saving deposits, time deposits, and current and salary accounts, personal loans, overdraft lines, credit cards and mortgages and other loans granted for specific purposes.

Earnings from personal banking services provided by a number of Group units are also included in this customer segment. They employ an individualised advisory approach that targets high-net-worth individuals and provide asset management services.

The treasury segment encompasses the treasury's proprietary trading as well as investment banking activities, which are only carried out by a few Group units.

Proprietary trading and positioning involves on-balance-sheet and off-balance-sheet interest rate and currency products (futures, options), which include money market business, foreign exchange business, cash management, refinancing, and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally controlled and subject to strictly monitored limits. In addition, Raiffeisen International has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some treasury transactions carried out on customers' accounts are recognised in other segments, including retail customers and, above all, corporate customers. Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the participations and other segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company Raiffeisen International Bank-Holding AG.

Raiffeisen International employs two central steering benchmarks:

- The return on equity before tax states the ratio of profit before tax over average equity employed. It expresses the return on capital employed in the segment concerned.
- The cost/income ratio expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of net interest income, net commission income, trading profit/loss and operating profit/loss (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on Raiffeisen International's internal management income statement, which takes the form of a multi-stage contribution account. Income and expenses are allocated according to their causes. The income items are net interest income, net commission income, trading profit/loss and other operating profit/loss, whereby net interest income is calculated using the market interest rate method. The net interest received from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognised under net interest income.

Provisioning for possible loan losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff expenses and other administrative outlay) are incurred by individual business segments while indirect costs are allocated according to agreed ratios.

The risk-weighted assessment base pursuant to section 22 of the Austrian Banking Act served as sector-specific substitute for segment assets (including market risk).

Financial year 2005	Corporate customers	Retail customers	Treasury	Participations and other	Total
			€000		
Net interest income	426,978	651,292	119,926	3,902	1,202,098
Provisioning for impairment losses	(71,658)	(96,173)	(2)	573	(167,260)
Net interest income after provisioning	355,320	555,118	119,924	4,475	1,034,838
Net commission income	150,877	258,582	(3,508)	884	406,835
Trading profit	99,392	95,481	106,979	(1,051)	300,802
Net income from financial investments and current financial assets	357	—	1,425	9,126	10,908
General administrative expenses	(274,604)	(785,938)	(40,257)	(61,711)	(1,162,510)
Other operating profit/loss	5,432	(5,637)	(435)	(21,676)	(22,316)
Profit before tax	**336,773**	**117,607**	**184,128**	**(69,952)**	**568,557**
Basis of assessment (incl. market risk)	14,356,058	8,905,963	4,822,625	1,829,510	29,914,156
Own funds requirement	1,148,485	712,477	385,810	146,361	2,393,133
Average number of staff	5,476	20,984	561	1,567	28,588
Cost/income ratio	40.2%	78.6%	18.1%	—	61.6%
Average equity	1,251,811	776,577	420,520	159,528	2,608,436
Return on equity (ROE) before tax	26.9%	15.1%	43.8%	—	21.8%

Financial year 2004	Corporate customers	Retail customers	Treasury	Participations and other	Total
			€000		
Net interest income	314,032	405,175	76,687	7,578	803,472
Provisioning for impairment losses	(75,314)	(62,545)	(23)	285	(137,596)
Net interest income after provisioning	238,718	342,631	76,664	7,863	665,875
Net commission income	124,797	181,297	(7,793)	1,355	299,657
Trading profit	79,325	66,405	72,848	1,567	220,145
Net income from financial investments and current financial assets	(21)	(2,139)	7,305	3,128	8,273
General administrative expenses	(219,074)	(542,581)	(32,755)	(28,938)	(823,348)
Other operating profit/loss	5,478	(4,156)	(4,392)	(26,759)	(29,830)
Profit before tax	**229,223**	**41,456**	**111,878**	**(41,785)**	**340,772**
Basis of assessment (incl. market risk)	9,982,477	4,778,249	4,307,836	569,776	19,638,338
Own funds requirement	798,598	382,260	344,627	45,582	1,571,067
Average number of staff	4,711	14,554	534	1,004	20,803
Cost/income ratio	41.8%	83.6%	23.2%	—	63.5%
Average equity	780,427	373,562	336,785	44,545	1,535,320
Return on equity (ROE) before tax	29.4%	11.1%	33.2%	—	22.2%

Segment report by region

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. Allocation criterion is the respective company branch. The regional segments under review are described below (internal English-language abbreviations in parentheses):

- Central Europe (CE)
  This segment contains the five countries in which Raiffeisen International operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania, Serbia and Montenegro (including Kosovo).
- Commonwealth of Independent States (CIS)

This segment contains the members of the Commonwealth of Independent States—created from parts of the former Soviet Union—where Raiffeisen International is active, namely Belarus, Russia, Ukraine, and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Regional allocation by respective branch location taking refinancing costs into account yields the following distribution:

Financial year 2005	CE	SEE	CIS	Total
		€000		
Net interest income	513,631	424,452	264,014	1,202,098
Provisioning for impairment losses	(48,500)	(63,488)	(55,272)	(167,260)
Net interest income after provisioning	465,131	360,964	208,742	1,034,838
Net commission income	162,374	146,736	97,724	406,835
Trading profit	144,307	96,178	60,317	300,802
Net income from financial investments and current financial assets	7,798	2,988	122	10,908
General administrative expenses	(532,648)	(418,263)	(211,599)	(1,162,510)
Other operating profit/loss	(17,022)	(949)	(4,345)	(22,316)
Profit before tax	**229,941**	**187,655**	**150,961**	**568,557**
Total assets	17,341,123	13,938,489	9,415,250	40,694,862
Basis of assessment (incl. market risk)	12,940,465	9,397,223	7,576,469	29,914,156
Own funds requirement	1,035,237	751,778	606,118	2,393,133
Average number of staff	9,123	11,093	8,373	28,588
Cost/income ratio	66.2%	62.8%	50.9%	61.6%
Average equity	1,312,305	829,138	446,993	2,608,436
Return on equity (ROE) before tax	17.5%	22.6%	32.3%	21.8%

Financial year 2004	CE	SEE	CIS	Total
		€000		
Net interest income	418,334	263,056	122,082	803,472
Provisioning for impairment losses	(69,429)	(44,628)	(23,539)	(137,596)
Net interest income after provisioning	348,905	218,428	98,543	665,875
Net commission income	135,928	118,861	44,868	299,657
Trading profit	122,374	65,117	32,654	220,145
Net income from financial investments and current financial assets	5,658	2,653	(38)	8,273
General administrative expenses	(438,204)	(294,375)	(90,769)	(823,348)
Other operating profit/loss	(13,452)	(9,784)	(6,595)	(29,830)
Profit before tax	**161,210**	**100,900**	**78,662**	**340,772**
Total assets	15,087,569	10,466,329	3,353,224	28,907,122
Basis of assessment (incl. market risk)	10,902,339	5,937,631	2,798,368	19,638,338
Own funds requirement	872,187	475,010	223,869	1,571,067
Average number of staff	8,311	8,999	3,494	20,803
Cost/income ratio	65.7%	67.4%	46.9%	63.5%
Average equity	852,342	464,202	218,776	1,535,320
Return on equity (ROE) before tax	18.9%	21.7%	36.0%	22.2%

(2) Net interest income

The net interest income position includes interest income and expense from items in banking business, dividend income, and commissions with interest characteristics.

	2005	2004
	€000	
Interest income	**2,097,294**	**1,567,087**
from loans and advances to banks	251,266	192,351
from loans and advances to customers	1,454,700	1,030,812
from current financial assets	56,683	44,769
from financial investments	156,043	120,964
from receivables under finance leases	131,927	102,199
from derivative financial instruments (non-trading), net	46,675	75,991
Current income	**2,807**	**2,367**
from shares and other variable-yield securities	93	132
from interests in subsidiaries	—	1,940
from companies accounted for using the equity method	502	73
from other equity participations	2,212	222
Other interest-like income	**3,215**	**1,024**
Interest and similar income, total	**2,103,316**	**1,570,478***
Interest expenses	**(900,182)**	**(758,496)**
on deposits from banks	(282,550)	(200,273)
on deposits from customers	(564,676)	(513,638)
on liabilities evidenced by paper	(30,685)	(31,069)
on subordinated capital	(22,271)	(13,515)
Other interest-like expenses	**(1,036)**	**(8,511)**
Interest expenses and similar charges, total	**(901,218)**	**(767,007)***
Net interest income	**1,202,098**	**803,471**

* *Erratum: reclassifications in 2004 did not affect earnings.*

The interest margin on the respective averages of the stated base evolved as follows:

Per cent	2005	2004
Interest margin (in relation to balance sheet total)	3.55%	3.30%
Interest margin (in relation to risk-weighted assets in the banking book)	5.85%	5.74%

(3) Provisions for impairment losses

Provisions for impairment losses on balance sheet and off-balance-sheet items were made as follows:

	2005	2004
	€000	
Allocated to the provision for impairment losses	(360,736)	(225,306)
Released from the provision for impairment losses	217,917	97,507
Direct write-downs	(40,628)	(26,702)
Recovery of written-down claims	16,185	16,905
Proceeds from the sale of loans	2	—
Total	**(167,260)**	**(137,596)**

Details on risk provisioning are listed under item 14 of provisions for impairment losses.

Per cent	2005	2004
Net provisioning ratio (in relation to average risk-weighted assets)[1)]	0.81%	0.98%
Net provisioning ratio (in relation to loans outstanding)[2)]	0.45%	0.52%
Loss rate[3)]	0.13%	0.15%
Portfolio rate[4)]	1.84%	1.53%
Risk/earnings ratio[5)]	13.91%	17.13%

1) *New provisions for impairment losses / average risk assets on the banking book*
2) *New provisions for impairment losses / total loans and advances outstanding*
3) *Use + direct amortisation + income from amortised receivables / total loans and advances outstanding*
4) *New provisions for impairment losses / total loans and advances outstanding*
5) *New provisions for impairment losses / net interest income/expense*

(4) Net commission income

	2005	2004
	€000	
Payment transfers business	228,555	163,925
Credit processing and guarantee business	81,833	63,404
Securities business	22,868	10,114
Foreign exchange, notes and coins, and precious metals business	26,311	17,708
Other banking services	47,268	44,506
Total	**406,835**	**299,657**

Commission income amounted to € 518,752 thousand (2004: € 395,933 thousand) while commission expense came to € 111,917 thousand (2004: € 96,276 thousand).

(5) Trading profit

The position trading profit comprises all interest and dividend income, refinancing costs, commissions, and value changes on trading portfolios.

	2005	2004
	€000	
Interest rate contracts	12,662	13,332
Currency contracts	286,538	205,376
Share and index-related contracts	1,637	1,434
Other business	(35)	3
Total	**300,802**	**220,145**

(6) Net income from financial investments and current financial assets

The position net income from financial investments and current financial assets comprises valuation gains and sale proceeds on securities in the financial investment portfolio and equity participations. These include holdings in associated companies, companies consolidated using the equity method, and other company investments.

	2005	2004
	€000	
Net income from financial investments	**4,828**	**2,848**
Net remeasurements of securities held to maturity	(57)	(92)
Net proceeds from sales of securities held to maturity	—	(94)
Net remeasurements of equity participations	1,185	1,876
Net proceeds from sales of equity participations	3,700	1,158
Net income from other current financial assets	**6,080**	**5,425**
Net remeasurements of securities classified as current financial assets	1,571	1,473
Net proceeds from sales of securities classified as current financial assets	4,509	3,952
Total	**10,908**	**8,273**

(7) Administrative expense

The Group's consolidated administrative expenses comprise staff expenses, other administrative outlay, and depreciation/amortisation/write-downs on tangible and intangible assets. They broke down as follows:

	2005	2004
	€000	
Staff expenses	**(551,983)**	**(380,626)**
of which wages and salaries	(422,584)	(286,449)
of which social security costs	(109,478)	(75,838)
of which voluntary fringe benefits	(17,948)	(17,126)
of which expenditure on severance payments and retirement benefits	(854)	(1,213)
of which expenditure on share incentive program (SIP)	(1,119)	—
Other administrative outlay	**(480,319)**	**(347,665)**
of which on premises	(124,923)	(92,863)
of which IT costs	(68,226)	(45,950)
of which communication costs	(43,507)	(31,636)
of which legal and consultancy costs	(32,331)	(23,057)
of which advertising and entertainment expenses	(59,209)	(46,271)
of which deposit protection costs	(33,588)	(23,781)
of which office expenses	(15,575)	(12,683)
of which other items	(102,960)	(71,424)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	**(130,208)**	**(95,057)**
of which of tangible fixed assets	(84,978)	(71,875)
of which of intangible fixed assets	(39,081)	(22,030)
of which of let leased assets	(6,149)	(1,152)
Total	**(1,162,510)**	**(823,348)**

Depreciation/amortisation/write-downs on the client base acquired with *Bank Aval* that has been capitalised in the initial consolidation came to € 1,192 thousand.

(8) Other operating profit/loss

Among other things, other operating profit/loss captures revenues and expenses arising from non-banking activities as well as revenues and expenses from the disposal of tangible or intangible assets as well as income from write-ups of tangible and intangible assets. The net result from hedge accounting, likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items.

	2005	2004
	€000	
Revenues from non-banking activities	82,586	27,348
Expenses from non-banking activities	(65,872)	(15,593)
Net result from hedge accounting	(103)	(3,140)
Net income from other derivative instruments	257	(766)
Net income from the disposal of tangible and intangible fixed assets	(1,147)	(2,278)
Other taxes	(28,037)	(21,516)
Amortization/write-downs of goodwill	(2,506)	(21,284)
Net income from the release of negative goodwill	217	1,997
Net expense from allocations to and releases of other provisions	(11,318)	(452)
Other operating income	20,368	72,922
Other operating expenses	(16,763)	(67,067)
Total	**(22,316)**	**(29,829)**

Other operating income/expense consists primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, € 217 thousand in negative differences from first consolidation (2004: € 1,997 thousand) were immediately expensed in the income statement. The position goodwill amortisation shows only one impairment item in the amount of € 2,506 thousand.

The position revenue from non-banking activities covers rental income from real estate held as a financial investment in the amount of € 1,297 thousand. Income and expense from leasing services posted under other operating income and other operating expenses in 2004 are from 2005 on shown in the position revenues and expenses from non-banking activities.

(9) Income tax

Income tax expense broke down as follows:

	2005	2004
	€000	
Current income tax	(120,195)	(68,826)
of which in Austria	6,207	(540)
of which abroad	(126,402)	(68,286)
Deferred taxes	11,231	(2,194)
Total	**(108,964)**	**(71,020)**

Raiffeisen International Bank-Holding AG and three of its subsidiaries form a joint tax entity headed by *Raiffeisen Zentralbank Österreich AG.* This made it possible to allocate Group member tax losses to the Group parent's tax income/loss position. Raiffeisen Zentralbank Österreich AG paid *Raiffeisen International Bank-Holding AG* € 8,003 thousand in prorated tax equalisation for 2005.

The following transitional account shows the connection between profit for the year and effective tax burden:

	2005	2004
	€000	
Profit before tax	**568,557**	**340,772**
Theoretical income tax expense in the financial year based on the domestic income tax rate of 25 per cent	(142,139)	(115,863)
Effect of divergent foreign tax rates	42,507	54,541*
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	15,148	17,355*
Increase in the tax burden because of non-tax-deductible expenses	(20,736)	(20,615)
Other	(3,744)	(6,438)
Effective tax burden	**(108,964)**	**(71,020)**

*) *Erratum: Reclassifications in 2004 without effect on earnings*

(10) Earnings per share

	2005	2004
	€000	
Profit	382,334	209,437
Less preference dividend	—	(482)
Adjusted profit	**382,334**	**208,955**
Average number of ordinary shares outstanding during period (in 1000 units)	137,094	108,169
Earnings per share (€)	**2.79**	**1.93**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share. Previously issued profit-sharing certificates were called back in the year under review so that there is no preferred dividend payment in financial year 2005.

Notes to the Balance Sheets

(11) Cash reserve

	2005	2004
	€000	
Cash in hand	783,473	443,121
Balances at central banks	2,124,688	1,452,235
Total	**2,908,161**	**1,895,356**

(12) Loans and advances to banks

	2005	2004
	€000	
Giro and clearing business	912,342	687,708
Money market business	3,417,181	3,330,852
Loans to banks	1,423,107	752,572
Purchased receivables	32,787	8,047
Accounts receivable under finance leases	396	224
Receivables evidenced by paper	8,453	—
Total	**5,794,266**	**4,779,403**

Loans and advances to banks break down along geographical lines as follows:

	2005	2004
	€000	
Central Europe (CE)	1,550,438	1,312,854
Southeastern Europe (SEE)	1,180,789	998,363
Commonwealth of Independent States (CIS)	533,154	241,957
Domestic (Austria)	1,092,606	842,380
Other countries	1,437,279	1,383,849
Total	**5,794,266**	**4,779,403**

(13) Loans and advances to customers

Loans and advances to customers break down as follows:

	2005	2004
	€000	
Credit business	12,618,329	9,536,290
Money market business	4,170,552	2,313,308
Receivables under mortgage loans	5,971,217	2,874,693
Purchased receivables	223,756	189,427
Accounts receivables under finance leases	1,723,787	1,328,577
Receivables evidenced by paper	6,385	—
Total	**24,714,026**	**16,242,295**

Loans and advances to customers break down into business segments as follows:

	2005	2004
	€000	
Public sector	638,388	453,515
Corporate customers	15,832,248	9,330,768
Retail customers	8,152,352	6,295,501
Other	91,038	162,511
Total	**24,714,026**	**16,242,295**

Loans and advances to customers break down along geographical lines as follows:

	2005	2004
	€000	
Central Europe (CE)	10,830,751	8,726,506
Commonwealth of Independent States (CIS)	6,718,310	2,343,356
Southeastern Europe (SEE)	6,445,531	4,959,910
Domestic (Austria)	2,773	2,736
Other	716,661	209,787
Total	**24,714,026**	**16,242,295**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognisable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance sheet items that underlie the entry for impairment losses on loans and advances:

	On 1/1/2005*	Change in scope of consolidation	Allocated**	Released	Used	Transfers, exchange differences	On 31/12/2005
				€000			
Specific provisions	**314,236**	**120,264**	**256,428**	**(161,474)**	**(48,263)**	**809**	**482,000**
Loans and advances to banks	204	223	13	(346)	—	85	178
Loans and advances to customers	314,032	120,041	256,415	(161,128)	(48,263)	724	481,822
of which CE	192,215	2,718	122,938	(85,874)	(22,191)	(1,717)	208,089
of which CIS	38,930	117,323	53,259	(39,680)	(6,815)	3,399	166,416
of which SEE	79,957	—	79,840	(35,416)	(19,230)	228	105,378
of which other	2,931	—	379	(157)	(28)	(1,185)	1,940
Portfolio-based provisions	**52,020**	**17,639**	**102,419**	**(29,469)**	**38**	**25,139**	**167,786**
Subtotal	**366,256**	**137,903**	**358,847**	**(190,943)**	**(48,225)**	**25,947**	**649,786**
Impairment provisions for off-balance-sheet obligations	27,565	2,216	26,332	(26,973)	—	357	29,497
Total	**393,821**	**140,119**	**385,179**	**(217,917)**	**(48,225)**	**26,304**	**679,283**

* *Because of new and amended IFRS rules, the status as of 1 January 2005 has been adapted.*

** *Allocations inclusive of direct write-downs and recoveries of receivables already written down*

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

	2005	2004
	€000	
Debt securities and other fixed-interest securities	**1,442,440**	**2,032,805**
of which public-authority debt instruments eligible for refinancing	213,251	1,002,572
of which other debt instruments issued by the public sector	653,625	492,367
of which bonds and debt securities issued by other issuers	575,564	537,866
Shares and other variable-yield securities	**23,863**	**11,378**
of which shares and other securities	22,103	9,911
of which investment fund units	1,760	1,467
Positive fair values arising from derivative financial instruments	**181,935**	**384,207**
of which interest rate contracts	44,663	44,691
of which exchange rate contracts	136,346	339,516
of which from share- and index-related contracts	926	—
Overnight and fixed deposits held for trading	**2,265**	**18,632**
Pledged securities ready to be sold/repledged by transferee	**5,834**	—
Total	**1,656,337**	**2,447,022**

(16) Other current financial assets

Other current financial assets contain the following available-for-sale securities:

	2005	2004
	€000	
Debt securities and other fixed-interest securities	**1,278,499**	**640,073**
of which public-authority debt instruments eligible for refinancing	883,625	405,999
of which other debt instruments issued by the public sector	41,141	62,478
of which bonds and debt securities issued by other issuers	352,741	144,952
of which debt securities originated by the enterprise	—	26,644
Money market paper	992	—
Shares and other variable-yield securities	**27,057**	**10,407**
of which shares	3,175	867
of which investment fund units	23,882	9,540
Pledged securities ready to be sold/repledged by transferee	**17,159**	**—**
Total	**1,322,715**	**650,480**

(17) Financial investments

Financial investments contain securities held to maturity and strategic equity participations held on a long-term basis:

	2005	2004
	€000	
Debt securities and other fixed-interest securities	**2,724,423**	**2,255,375**
of which public-authority debt instruments eligible for refinancing	1,504,805	1,309,495
of which other debt instruments issued by the public sector	937,758	596,879
of which bonds and debt securities of other issuers	281,860	349,001
Equity participations	**82,814**	**73,982**
of which interests in associated companies	24,169	18,120
of which interests in companies accounted for using the equity method	22,146	15,128
of which other equity participations	36,499	40,734
Total	**2,807,237**	**2,329,357**

Equity participations measured at amortised cost for which fair values could not be reliably ascertained totalled € 36,007 thousand (2004: € 9,209 thousand).

(18) Intangible fixed assets

	2005	2004
	€000	
Goodwill	527,247	74,858
Other intangible fixed assets	353,410	102,182
Total	**880,657**	**177,040**

The increase in the item goodwill is mostly due to the acquisition of Bank Aval. € 120,921 thousand for the Aval brand has been capitalised under other intangible asset. Moreover, an asset position of € 84,771 thousand has been set up to take account of client base acquired with Bank Aval.

(19) Tangible fixed assets

	2005	2004
	€000	
Land and buildings used by the Group for its own operations	294,461	159,755
Other land and buildings	4,258	6,690
Other tangible fixed assets, office furniture and equipment	370,961	253,532
Let leased assets	69,154	21,037
Total	**738,835**	**441,014**

The fair value of other land and buildings (investment property) came to € 4,258 thousand (2004: € 7,350 thousand).

(20) Development of fixed assets

Tangible and intangible fixed assets developed in financial year 2005 as follows:

	Cost of acquisition or conversion						
	On 1/1/2005	Change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2005
				€000			
Intangible fixed assets	**307,157**	**631,588**	**53,689**	**72,395**	**(20,135)**	**8,823**	**1,053,517**
Goodwill	108,399	424,519	33,026	—	—	—	565,944
Other intangible fixed assets	198,758	207,069	20,663	72,395	(20,135)	8,823	487,573
Tangible fixed assets	**781,297**	**176,739**	**52,972**	**238,481**	**(79,605)**	**(8,823)**	**1,161,061**
Land and buildings used by the Group for its own operations	236,458	105,015	22,688	36,673	(18,898)	(6,548)	375,388
Other land and buildings	11,426	82	613	1,149	(1,489)	(10)	11,771
of which land value of developed land	9	430	31	384	—	—	853
Other tangible fixed assets	510,618	54,638	27,566	153,412	(50,482)	(2,278)	693,474
Let leased assets	22,794	17,004	2,105	47,247	(8,736)	13	80,428
Total	**1,088,454**	**808,327**	**106,661**	**310,876**	**(99,740)**	**—**	**2,214,578**

	Write-ups, write-downs, remeasurements			Carrying amounts
	Cumulative	Write-ups	Write-downs	31/12/2005
		€000		
Intangible fixed assets	**(172,860)**	**89**	**(41,587)**	**880,657**
Goodwill	(38,697)	—	(2,506)	527,247
Other intangible fixed assets	(134,162)	89	(39,081)	353,411
Tangible fixed assets	**(422,226)**	**64**	**(91,127)**	**738,835**
Land and buildings used by the Group for its own operations	(80,927)	—	(9,565)	294,461
Other land and buildings	(7,513)	—	(2,642)	4,258
of which land value of developed land	—	—	—	853
Other tangible fixed assets	(322,513)	64	(72,771)	370,961
Let leased assets	(11,273)	—	(6,149)	69,154
Total	**(595,086)**	**153**	**(132,714)**	**1,619,492**

Additions to tangible and intangible assets did not include major individual investments.

Tangible and intangible assets developed in financial year 2004 as follows:

	Cost of acquisition or conversion						
	On 1/1/2004	Change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2004
				€000			
Intangible fixed assets	**192,491**	**63,150**	**7,110**	**57,348**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,870	(1,449)	—	—	—	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	—	280	11,473	(14)	2,321	22,794
Total	**805,945**	**89,650**	**32,797**	**248,874**	**(88,812)**	—	**1,088,454**

	Write-ups, write-downs, remeasurements			Carrying amounts
	Cumulative	Write-ups	Write-downs	31/12/2004
		€000		
Intangible fixed assets	**(130,118)**	—	**(43,314)**	**177,040**
Goodwill	(33,541)	—	(21,284)	74,858
Other intangible fixed assets	(96,577)	—	(22,030)	102,181
Tangible fixed assets	**(340,283)**	**181**	**(73,027)**	**441,014**
Land and buildings used by the Group for its own operations	(76,704)	—	(7,121)	159,755
Other land and buildings	(4,737)	—	(1,275)	6,690
of which land value of developed land	—	—	—	9
Other tangible fixed assets	(257,086)	176	(63,479)	253,532
Let leased assets	(1,757)	5	(1,152)	21,037
Total	**(470,401)**	**181**	**(116,341)**	**618,053**

(21) Other assets

	2005	2004
	€000	
Tax assets	46,564	28,999
of which current tax assets	15,142	10,889
of which deferred tax assets	31,422	18,110
Receivables arising from non-banking activities	31,732	24,239
Prepayments and other deferrals	165,274	97,983
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	—	1,046
of which interest rate contracts	—	1,030
of which share- and index-related contracts	—	16
Positive fair values of other derivative financial instruments in the banking book	25,149	43,212
of which interest rate contracts	4,112	1,604
of which exchange rate contracts	21,037	41,608
Other assets	253,696	116,184
Total	**522,415**	**311,663**

Insofar as they satisfied the prerequisites for hedge accounting within the meaning of IAS 39, derivative financial instruments were measured at their fair values *(dirty prices)* in their function as hedging instruments. The hedged items' underlying fair-value hedges were loans and advances to customers. The hedged risks were interest rate risks. The respective balance sheet items also include the positive fair values of hedged underlying transactions within the meaning of IAS 39.

This item also includes the positive fair values of derivative financial instruments that neither were held for trading nor constitute fair-value hedging instruments within the meaning of IAS 39. The item other assets also includes assets available for sale in the meaning of IFRS 5 amounting to € 1,116 thousand.

Deferred taxes break down as follows:

	2005	2004
	€000	
Deferred tax assets	31,422	18,110
Provisions for deferred taxes	24,584	23,673
Net deferred taxes	**6,838**	**(5,563)**

The net deferred taxes result from the following items:

	2005	2004
	€000	
Provisioning for impairment losses	32,408	17,020
Tangible and intangible fixed assets	14,159	2,727
Other assets	39,575	31,354
Provisions for liabilities and charges	12,911	5,121
Other liabilities	22,750	56,570
Tax loss carryforwards	15,877	4,875
Other balance sheet items	46,346	35,750
Deferred tax assets	**184,026**	**153,417**
Loans and advances to banks	10,547	965
Loans and advances to customers	6,595	5,344
Trading assets	20,596	58,038
Financial investments	813	2,919
Other liabilities	44,771	42,242
Other balance sheet items	93,866	49,472
Deferred tax liabilities	**177,188**	**158,981**
Net deferred taxes	**6,838**	**(5,563)**

The consolidated financial statements contain capitalised benefits from unused tax loss carryforwards in the amount of € 15,877 thousand. The bulk of tax loss carryforwards was capable of being carried forward for an unlimited amount of time.

No tax deferrals were capitalised for tax loss carryforwards of € 7,911 thousand have not been capitalised because there appeared to be no prospect to realise them within a reasonable period at the time.

(22) Deposits from banks

Deposits from banks break down as follows:

	2005	2004
	€000	
Giro and clearing business	322,151	351,850
Money market business	4,348,433	2,672,505
Long-term finance	5,565,880	3,595,410
Total	**10,236,464**	**6,619,765**

Deposits from banks break down along geographical lines as follows:

	2005	2004
	€000	
Central Europe (CE)	1,219,051	1,079,254
Southeastern Europe (SEE)	488,815	285,067
Commonwealth of Independent States (CIS)	296,133	116,826
Domestic (Austria)	5,150,483	2,534,417
Other countries	3,081,982	2,604,201
Total	**10,236,464**	**6,619,765**

(23) Deposits from customers

Deposits from customers break down into product groups as follows:

	2005	2004
	€000	
Sight deposits	10,694,718	6,896,160
Time deposits	12,752,729	10,315,006
Savings deposits	1,442,101	958,295
Total	**24,889,548**	**18,169,461**

Deposits from customers break down into business segments as follows:

	2005	2004
	€000	
Public sector	719,444	706,735
Corporate customers	9,964,192	6,798,837
Retail customers	13,840,622	10,466,000
Other	365,290	197,889
Total	**24,889,548**	**18,169,461**

Deposits from customers break down along geographical lines as follows:

	2005	2004
	€000	
Central Europe (CEE)	10,611,077	9,249,172
Southeastern Europe (SEE)	8,110,462	6,405,364
Commonwealth of Independent States (CIS)	5,078,773	1,629,212
Domestic (Austria)	175,515	310,312
Other	913,720	575,408
Total	**24,889,548**	**18,169,461**

(24) Liabilities evidenced by paper

	2005	2004
	€000	
Issued debt securities	391,413	368,895
Issued money market instruments	4,061	5,852
Other liabilities evidenced by paper	363,598	287,711
Total	**759,072**	**662,458**

(25) Provisions for liabilities and charges

	On 1/1/2005	Change in scope of consolidation	Allocated	Released	Used	Transfers, exchange differences	On 31/12/2005
				€000			
Severance payments	379	—	290	—	(58)	62	673
Retirement benefits	90	—	45	—	—	743	878
Tax	53,212	2,629	27,406	(33,374)	(4,217)	1,677	47,333
of which current	29,539	2,458	20,886	(26,444)	(4,217)	527	22,749
of which deferred	23,673	171	6,520	(6,930)	—	1,150	24,584
Guarantees and sureties	27,565	2,216	26,332	(26,973)	—	357	29,497
Other	31,570	3,259	33,696	(12,936)	(4,161)	1,659	53,087
of which for pending litigation	11,199	—	13,036	(1,760)	—	615	23,090
Total	**112,815**	**8,104**	**87,769**	**(73,283)**	**(8,436)**	**4,498**	**131,468**

Other provisions for liabilities and charges consist largely of provisions for pending litigation and unused vacation rights.

(26) Trading liabilities

	2005	2004
	€000	
Negative fair values of derivative financial instruments	170,214	408,345
of which from interest rate contracts	72,972	85,254
of which from exchange rate contracts	96,184	323,051
of which from share- and index-related contracts	1,058	40
Short sale of trading assets	5,524	3
Overnight and fixed deposits held for trading	88,401	1,596
Total	**264,139**	**409,944**

(27) Other liabilities

	2005	2004
	€000	
Liabilities arising from non-banking activities	84,323	35,158
Deferred items	108,249	44,956
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	244	4,030
of which arising from interest rate contracts	244	487
of which arising from exchange rate contracts	—	3,369
of which arising from share-and index-related contracts	—	175
Negative fair values of other derivative financial instruments	16,845	20,182
of which arising from interest rate contracts	7,217	2,690
of which arising from exchange rate contracts	9,613	17,492
of which arising from share- and index-related contracts	15	—
Other liabilities	347,402	207,876
Total	**557,063**	**312,202**

Insofar as they satisfied the prerequisites for hedge accounting within the meaning of IAS 39, derivative financial instruments were measured at their fair values *(dirty prices)* in their function as hedging instruments. The hedged items' underlying fair-value hedges were loans and advances to customers.

(28) Subordinated capital

	2005	2004
	€000	
Subordinated liabilities	529,411	422,698
Supplementary capital	51,335	21,000
Total	**580,746**	**443,698**

Of total subordinated capital, *Raiffeisen Zentralbank Österreich AG* furnished € 431,502 thousand (2004: € 377,873 thousand).

(29) Equity and minorities

	2005	2004
	€000	
Consolidated equity	2,418,885	1,630,637
Subscribed capital	434,228	382,140
Capital reserves	1,395,626	935,410
Retained earnings	589,031	313,087
Consolidated profit	382,334	209,437
Minority interests	475,144	336,957
Total	**3,276,363**	**2,177,031**

As of 31 December 2005, the issued share capital of *Raiffeisen International Bank-Holding AG* was subdivided into 142,700 thousand no-par (bearer) shares with a total nominal value of € 434,518 thousand. After deducting 95,260 shares held by the company itself, the stated subscribed capital came to € 434,228 thousand.

Management is going to propose at the annual general meeting to distribute a dividend of € 0.45 per common share from the financial year 2005 balance sheet profit of Raiffeisen International Bank Holding AG, representing a total distribution of € 64,247 thousand, and carry the remainder forward.

For data on equity development and other disclosures, see page 97.

After the split, the *Raiffeisen International Bank-Holding AG* share has a theoretical value of € 3,045. The number of shares outstanding developed as follows:

Number of shares	2005	2004
Number of shares outstanding on 1/1	125,000,000	100,000,000
New shares issued	17,770,000	25,000,000
Number of shares outstanding on 31/12	142,770,000	125,000,000
Less own shares held	95,260	—
Number of shares outstanding on 31/12	**142,674,740**	**125,000,000**

The number of unused but authorised shares comes to 4,244,285 no-par shares.

Stock-based remuneration

The management of *Raiffeisen International Bank-Holding AG* obtained supervisory board approval to institute a share incentive program (SIP) offering performance-based allotments of company shares for eligible employees at home and abroad for a given period of time. All managing board members of *Raiffeisen International Bank-Holding AG,* managing board members of associated bank subsidiaries, and select upper management of *Raiffeisen International Bank-Holding AG* and its associated enterprises are eligible to participate.

The number of common shares in *Raiffeisen International Bank-Holding AG* to be actually transferred will depend on meeting two performance criteria: The average return on equity (ROE) and the total shareholder return (TSR) for *Raiffeisen International Bank-Holding AG* stock relative to TSRs of DJ EURO STOXX BANKS index company stocks after a three-year holding period. Moreover, beneficiaries have to be in active service for Raiffeisen International.

SIP participation is voluntary. As of 31 December 2005, the contingent allotment under this program came to 136,130 no-par shares. The originally announced share allotment has changed as a result of various management changes in the Group segments.

Group of persons	Number of contingently allotted shares as of 31/12/2005	Minimum allotment of shares	Maximum allotment of shares
Members of the Managing Board of Raiffeisen International Bank-Holding AG	31,032	7,885	46,548
Members of the managing boards of bank subsidiaries associated with Raiffeisen International Bank-Holding AG	84,103	21,026	126,155
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	20,995	5,249	31,493

The shares required for the SIP have been raised through stock buybacks. In 2005, Raiffeisen International bought back 95,260 no-par shares at a weighted average value of € 50.06. The fair 2005 value of this allotment program comes to € 1,119 thousand and has been accounted for under personnel expense. A buy option has been made to secure more own shares needed for further SIPs. Option premiums paid for this were immediately netted against profit reserves.

(30) Breakdown of remaining terms to maturity

Maturities breakdown as of 31 December 2005:

	Due at call or at unspecified maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
			€000		
Loans and advances to banks	1,071,561	4,385,889	181,406	141,923	13,487
Loans and advances to customers	1,748,526	3,585,570	6,179,229	9,279,647	3,921,054
Trading assets	37,949	185,652	121,192	829,682	481,862
Other current financial assets	26,830	653,286	209,260	396,970	36,368
Financial investments	82,814	535,560	712,095	1,413,798	62,970
Deposits from banks	139,844	2,804,865	1,717,444	4,785,148	789,163
Deposits from customers	11,654,028	9,165,614	3,059,179	909,147	101,580
Liabilities evidenced by paper	—	217,380	150,368	338,106	53,217
Subordinated capital	—	7,097	2,816	68,047	502,786

Maturities breakdown as of 31 December 2004:

	Due at call or at unspecified maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
			€000		
Loans and advances to banks	773,999	3,391,443	471,830	85,418	56,713
Loans and advances to customers	1,242,693	2,552,826	4,285,613	5,840,029	2,321,134
Trading assets	39,361	689,431	469,333	567,734	681,163
Other current financial assets	10,382	337,360	129,697	164,894	8,148
Financial investments	73,982	514,021	864,683	846,203	30,467
Deposits from banks	475,565	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by paper	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

(31) Disclosures to related enterprises

Companies can conduct business with related enterprises and persons that may affect the company's asset, financial, and income situation.

The following related enterprises have been identified as the essentially related:

The parent companies are *Raiffeisen-Landesbanken-Holding GmbH* and *Raiffeisen Zentralbank Österreich Aktiengesellschaft.*

The main companies that exert a significant influence are *Raiffeisen-Holding Niederösterreich-Wien registrierte Genossenschaft mit beschränkter Haftung* and *Raiffeisenlandesbank Niederösterreich-Wien AG.*

Disclosures on Raiffeisen International's relations with persons in key positions are shown under item 47.

Additional IFRS-related Information—(Continued)

In financial year 2005, transactions with related enterprises are shown below:

	Parent companies	Companies with significant influence	Affiliated companies	Companies valued using equity method	Other equity participations
			€000		
Loans and advances to banks	783,675	29,965	101,202	72	54,350
Loans and advances to customers	—	—	169,082	29	3,270
Trading assets	13,541	—	41	610	54
Other current financial assets	4,434	—	4,261	—	—
Equity participations	—	—	15,403	17,345	1,303
Other assets	18,495	—	3,112	3,453	727
Deposits from banks	4,640,807	396	146,200	31,070	33,223
Deposits from customers	—	—	46,669	817	2,951
Provisions for liabilities and charges	282	—	1,784	—	—
Trading liabilities	15,757	—	1,370	—	710
Other liabilities	6,456	—	849	3,482	1,431
Subordinated capital	431,502	—	—	—	—
Guarantees given	2,986	—	324,233	3,375	—

In financial year 2004, transactions with related enterprises are shown below:

	Parent companies	Companies with significant influence	Affiliated companies	Companies valued using equity method	Other equity participations
			€000		
Loans and advances to banks	669,123	3,197	20,439	22	5,105
Loans and advances to customers	—	—	127,235	5	105,885
Trading assets	3,502	1,181	4	667	—
Other current financial assets	—	—	25	15	—
Other assets	2,619	—	—	—	—
Deposits from banks	2,545,613	1,849	33,698	54,291	9,949
Deposits from customers	—	—	22,806	1,614	6,299
Provisions for liabilities and charges	295	—	—	—	—
Trading liabilities	34,995	—	—	—	—
Other liabilities	10,336	—	—	—	—
Subordinated capital	377,873	—	—	—	—
Guarantees given	31,898	101	—	—	—

(32) Foreign currency volumes

The consolidated financial statements contain the following volumes of assets and liabilities denominated in foreign currencies:

	2005	2004
	€000	
Assets	29,046,497	20,422,276
Liabilities	26,902,765	17,997,852

(33) Foreign assets/liabilities

Assets and liabilities vis-à-vis counterparties outside Austria developed as follows:

	2005	2004
	€000	
Assets	37,902,546	27,346,940
Liabilities	31,739,324	23,438,056

(34) Expenditure on subordinated liabilities

Expenditure on subordinated liabilities in the year under review totalled € 22,757 thousand (2004: € 13,797 thousand).

(35) Contingent liabilities and other off-balance-sheet items

The following off-balance-sheet liabilities and commitments existed at year-end:

	2005	2004
	€000	
Contingent liabilities	**2,934,629**	**1,733,636**
of which arising from endorsed bills	5,003	1,693
of which arising from guarantee credits	1,104,848	743,963
of which arising from other guarantees	1,193,451	736,279
of which arising from letters of credit	607,619	224,746
of which other contingent liabilities	23,708	26,955
Commitments	**6,800,736**	**4,205,361**
of which arising from irrevocable loan promises/stand-by facilities	5,094,374	2,943,885
up to 1 year	2,551,029	1,372,259
more than 1 year	2,543,345	1,571,626
of which other commitments	1,706,362	1,261,476

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

	2005	2004
	€000	
Genuine repurchase agreements (as borrower)		
Deposits from banks	158,468	28,320
Deposits from customers	52,129	12,631
Total	**210,597**	**40,951**

	2005	2004
	€000	
Genuine reverse repurchase agreements (as lender)		
Deposits from banks	1,189,380	340,453
Deposits from customers	114,441	29,855
Total	**1,303,822**	**370,308**

Securities put up for repurchase amounted to € 216,090 thousand in the year under review. Securities taken in for redelivery amounted to € 1,311,178 thousand. A total of € 5,524 thousand in collateral securities were passed or sold on.

(37) Assets pledged as collateral

The following items were secured by assets shown in the balance sheet:

	2005	2004
	€000	
Deposits from banks	209,518	10,160
Deposits from customers	356	6,710
Liabilities evidenced by paper	94,450	51,620
Other liabilities	96,160	—
Contingent liabilities and commitments	23,817	20,746
Total	**424,301**	**89,236**

The following balance sheet assets were furnished as collateral for the above named obligations:

	2005	2004
	€000	
Loans and advances to banks	207,868	13,393
Loans and advances to customers	2,405	—
Trading assets	87,186	56,479
Other current financial assets	40,712	21,747
Financial investments	100,344	—
Total	**438,515**	**91,619**

(38) Fiduciary business

Volumes of fiduciary business outstanding on the balance sheet date that were not recognised in the balance sheet developed as follows:

	2005	2004
	€000	
Loans and advances to banks	4,888	10,349
Loans and advances to customers	12,001	22,583
Financial investments	7,371	6,255
Other fiduciary assets	29,134	—
Fiduciary assets	**53,395**	**39,187**
Deposits from banks	10,597	12,139
Deposits from customers	7,799	20,793
Other fiduciary liabilities	34,999	6,255
Fiduciary liabilities	**53,395**	**39,187**

(39) Non-performing loans

Loans are deemed non-performing if either the counterparty's financial situation is such that no recovery of funds may be expected or the counterparty has not met its financial obligations for a period of more than 90 days.

	2005	2004
	€000	
Loans and advances to customers	421,798	377,960
Impairment losses on loans and advances	(160,914)	(144,843)
Total	**260,884**	**233,117**

(40) Finance leases

Receivables arising from finance leases developed as follows:

	2005	2004
	€000	
Gross investment value	**2,047,111**	**1,492,848**
Minimum lease payments	2,047,111	1,492,848
up to 3 months	281,741	273,964
from 3 months up to 1 year	567,779	373,560
from 1 year up to 5 years	1,091,489	784,773
over 5 years	106,102	60,551
Unrealized financial income	**274,952**	**209,172**
up to 3 months	34,074	24,538
from 3 months up to 1 year	78,283	62,385
from 1 year up to 5 years	141,711	111,576
over 5 years	20,884	10,673
Net investment value	**1,772,159**	**1,283,676**

Write-offs on unrecoverable minimum lease payments outstanding came to € 15,547 thousand in the year under review (2004: € 25,881 thousand).

Assets let under finance leases broke down as follows:

	2005	2004
	€000	
Vehicles leases	1,239,345	928,718
Real estate leases	214,457	98,476
Movable property leases	318,358	256,482
Total	**1,772,159**	**1,283,676**

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, Raiffeisen International's risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of RZB, Raiffeisen International is integrated into RZB's risk management system.

Overall risk management and risk management structure

Under the Austrian Banking Act (BWG), RZB as parent company is obliged to install a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management, and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within Raiffeisen International Group, the Managing Board of Raiffeisen International Bank-Holding AG decides risk management guidelines within the framework laid down by the RZB Group. The Managing Board of Raiffeisen International Bank-Holding AG approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimise the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group controlling. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution, and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, and equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account. When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence interval of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating.

Individual risk types in relation to Raiffeisen International's economic capital on 31 December 2005



Credit risk Retail
7%
Credit risk
Financial Institutions
24%
Market risk
7%
Credit risk
Corporate
48%
Operational risk
14%

The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going concern basis even applying extreme loss scenarios. Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in progress.

In parallel with that procedure, risk (VaR) is also calculated on the basis of a confidence interval of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity.

Credit risk

Credit risk within Raiffeisen International consists mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings) and country risks.

Loans and advances to banks and customers as well as off-balance-sheet transactions break down by region as follows:

	2005	Proportion	2004	Proportion
		€000		
Hungary	6,265,102	13.4%	5,610,480	16.9%
Slovakia	5,616,528	12.0%	4,697,723	14.1%
Russia	4,581,569	9.8%	2,581,536	7.8%
Ukraine	4,367,138	9.3%	606,468	1.8%
Poland	4,101,430	8.8%	2,998,401	9.0%
Croatia	3,969,916	8.5%	3,081,055	9.3%
Romania	3,243,630	6.9%	2,203,735	6.6%
European Union*	2,902,453	6.2%	3,808,870	11.4%
Czech Republic	2,470,581	5.3%	2,364,445	7.1%
Serbia and Montenegro	2,049,482	4.4%	1,072,767	3.2%
Other	7,193,534	15.4%	4,258,497	12.8%
Total	**46,761,362**	**100.0%**	**33,283,977**	**100.0%**

* *EU-25 without explicitly naming member states*

Loans outstanding to corporate customers by internal rating and region


€ million
6,000
5,000
4,000
3,000
2,000
1,000
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
N.R.
CE
SEE
CIS

Credit risk management is handled by risk management departments on behalf of the Managing Board of *Raiffeisen International Bank-Holding AG.* The risk managers regularly report to the Managing Board and RZB concerning the risk arising from respective loan portfolios.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of Raiffeisen International Bank-Holding AG. Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstances compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Lending decisions are delegated to Group units to an extent decided by the Managing Board of Raiffeisen International or the Supervisory Board of the Group unit in question. Depending on the type, scope, complexity, and risk content of the credit exposure, two votes of approval from front office and back office are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorised parties vote differently, the structure of authorities within the Group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks that is currently under development (Basel II), the seamless management, monitoring, and control of credit risks at Raiffeisen International are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness so as to provide an independent assessment of credit risk (as required, inter alia, by Basel II) and, in future, to calculate regulatory own funds using an internal ratings based approach (IRB). Throughout the Group, the internal rating models for corporate customers and financial institutions rank creditworthiness in ten classes.

The following table provides a breakdown of loans outstanding to corporate customers in thousands of euros. The figures for each financial rating class relate to loan amounts outstanding, and the overall assessment also takes furnished collateral into account:

Internal Rating		2005	Proportion	2004	Proportion
0.5	Minimal Risk	5,704	0.0%	15,058	0.1%
1	Excellent credit standing	537,811	2.2%	1,080,018	6.0%
1.5	Very good credit standing	1,740,630	7.0%	1,467,315	8.2%
2	Good credit standing	2,871,171	11.6%	1,996,135	11.1%
2.5	Average credit standing	3,423,941	13.8%	2,020,368	11.3%
3	Mediocre credit standing	4,718,270	19.1%	3,360,293	18.7%
3.5	Weak credit standing	4,382,337	17.7%	2,360,151	13.2%
4	Very weak credit standing	4,872,191	19.7%	3,162,227	17.6%
4.5	Doubtful / high default risk	1,278,506	5.2%	740,053	4.1%
5	Default	327,197	1.3%	180,093	1.0%
Unrated		588,604	2.4%	1,546,347	8.6%
Total		**24,746,361**	**100.0%**	**17,928,057**	**100.0%**

The following table shows loans and advances to banks (excluding central banks) by internal rating in € 000:

Internal Rating		2005	Proportion	2004	Proportion
A1	Minimal Risk	257,572	5.7%	254,929	6.3%
A2	Excellent credit standing	635,948	14.1%	966,501	24.0%
A3	Very good credit standing	1,770,458	39.1%	1,395,308	34.6%
B1	Good credit standing	481,607	10.6%	338,350	8.4%
B2	Average credit standing	265,647	5.9%	283,642	7.0%
B3	Mediocre credit standing	81,429	1.8%	114,725	2.8%
B4	Weak credit standing	179,396	4.0%	45,669	1.1%
B5	Very weak credit standing	237,026	5.2%	50,518	1.3%
C	Doubtful / high default risk	48,343	1.1%	—	—
D	Default	7	0.0%	1,858	0.0%
Not identifiable		2,224	0.0%	587	0.0%
Unrated		564,786	12.5%	576,058	14.3%
Total		**4,524,444**	**100.0%**	**4,028,145**	**100.0%**

All default definitions have been adapted for the purposes of the IRB approach and the revised definitions have been applied throughout RZB-Kreditinstitutsgruppe within the scope of the implementation of Basel II. According to the definition employed by RZB-Kreditinstitutsgruppe, a default situation exists if a customer is overdue with respect to a material financial obligation to the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management have adjudged a customer account receivable to be not wholly recoverable.

Loans outstanding to banks by internal rating and region


€ million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
A1
A2
A3
B1
B2
B3
B4
B5
C
D
N.R.
CE
SEE
CIS

The loan portfolio and borrowers are constantly monitored. Both corporate customers and banks undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff members play a decisive part in charting, analyzing, and allocating any impairment losses on loans and advances (write-downs, value adjustments, provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

The following table provides a breakdown of loans outstanding pertaining to the balance sheet items loans to banks and customers as well as the relevant shares of non-performing loans (excluding ceded collateral) and impairment loss provisions by region and in total:

	CE	SEE	CIS	Total 2005
		€000		
Corporate customers	**8,289,839**	**3,233,139**	**4,400,309**	**15,923,286**
Non-performing	149,419	95,388	51,574	296,382
Impairment losses on loans and advances	159,609	83,543	127,028	370,180
Retail customers	**2,598,295**	**3,459,581**	**2,094,477**	**8,152,352**
Non-performing	72,438	20,215	31,316	123,968
Impairment losses on loans and advances	86,649	66,307	125,750	278,706
Financial institutions	**2,114,909**	**2,032,517**	**761,964**	**4,909,389**
Non-performing	—	—	—	—
Impairment losses on loans and advances	—	177	—	177

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to Raiffeisen International because the network banks mainly do business within their own countries. The following table shows loans outstanding and off-balance-sheet transactions (excluding those with banks and central banks) of Raiffeisen International by business segments:

	2005	Proportion	2004	Proportion
		€000		
Manufacturing	8,090,057	22.0%	5,546,650	21.6%
Private households	7,460,472	20.2%	4,065,044	15.8%
Retailing and wholesaling	6,995,255	19.0%	4,408,366	17.2%
Public administration, social insurance	3,776,458	10.2%	4,271,116	16.6%
Real estate	2,762,393	7.5%	1,965,720	7.7%
Banking and insurance	1,845,412	5.0%	1,528,419	6.0%
Construction	1,631,211	4.4%	1,097,150	4.3%
Other	4,293,690	11.7%	2,800,418	10.9%
Total	**36,854,948**	**100.0%**	**25,682,882**	**100.0%**

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices, and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at Raiffeisen International is monitored and managed by RZB within the scope of a service level agreement (SLA). The rules and procedures for the management of market risks are defined by RZB on a Group-wide basis and endorsed by the Managing Board of Raiffeisen International Bank-Holding AG. Each Raiffeisen International network bank has a market risk management department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to RZB.

Raiffeisen International Bank-Holding AG approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with RZB Group. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence interval of 99 per cent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate back testing.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not provide any specific information about the effects of exceptional extreme market movements. To take such events into account, Raiffeisen International carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and the application of those simulations to positions. The results are an important substructure for risk management.

Raiffeisen International's market risk mainly consists in currency risk from foreign Group units' local-currency equity and respective hedging transactions controlled by the assets/liabilities management committee.

The table below shows risk figures (99%, VaR, 10-day) for market risk in the trading books of Raiffeisen International, by risk type, in thousands of euros:

	VaR on 31/12/2005	Average VaR	Minimum-VaR	Maximum-VaR
		€000		
Interest rate risk	3,711	2,440	1,589	3,748
Price risk	1,133	563	76	1,139
Currency risk	36,915	30,878	17,176	55,149
of which currency risk without capital position	953	4,109	350	10,608

	VaR on 31/12/2004	Average VaR	Minimum-VaR	Maximum-VaR
		€000		
Interest rate risk	1,699	2,130	1,458	2,592
Price risk	76	690	76	1,473
Currency risk	19,091	19,636	17,023	20,007

Raiffeisen International uses the standard methodology within the meaning of the *capital adequacy directive* to calculate its own funds requirement for the trading book.

Alongside value-at-risk measurement, interest rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest rate risk in the banking book, Raiffeisen International also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the treasury departments at network banks, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at Raiffeisen International as of 31 December 2005 (€ 000):

Maturity gap 2005	>6-12 mon	>1-2 yrs	>2-5 yrs	>5 yrs
EUR	137,387	26,158	154,932	32,522
USD	213,765	32,378	65,333	24,551
Other	251,128	65,392	531,678	(1,337)

Interest maturity gaps at Raiffeisen International as of 31 December 2004 (€ 000):

Maturity gap 2004	>6-12 mon	>1-2 yrs	>2-5 yrs	>5 yrs
EUR	(518)	9,609	66,884	(5,069)
USD	51,694	53,926	30,833	24,923
Others	(100,250)	4,663	143,557	(61,031)

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2005 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	>6-12 mon	>1-2 yrs	>2-5 yrs	>5 yrs
EUR	(12)	(7)	(52)	(21)
USD	(15)	(4)	(18)	(14)
Others	(19)	(10)	(146)	(1)

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2004 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	>6-12 mon	>1-2 yrs	>2-5 yrs	>5 yrs
EUR	1	—	(21)	4
USD	(6)	(7)	(9)	(14)
Others	11	(4)	(46)	34

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both by Raiffeisen International and on a decentralised basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies and carries out liquidity balancing and cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

To curb liquidity risk, the individual Group units use limits that require a positive short-term liquidity gap under conservative assumptions for liquid asset positions and liability outflows.

Operational risk

In line with Basel II, Raiffeisen International defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. It intends to apply the standardised approach to operational risk by business process and event type per business segment. Raiffeisen International plans to introduce standardised early-warning indicators in operational risk monitoring.

As a capital backing for operational risk in the sense of Basel II, Raiffeisen International plans to use a standard approach based on gross earnings per business segment.

To reduce operational risk further, the Group is stepping up its staff training program as well as working on the development of emergency plans and back-up systems. It is also applying the SixSigma method for business process improvement.

(42) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2005:

	Nominal amounts by maturity				Fair values	
	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
			in € thousands			
Total	**17,734,021**	**3,704,806**	**383,413**	**21,822,239**	**186,838**	**(170,854)**
a) Interest rate contracts	**6,917,353**	**3,321,456**	**367,485**	**10,606,295**	**73,660**	**(69,646)**
OTC products						
Interest swaps	1,218,277	1,902,491	367,485	3,488,254	69,334	(64,369)
Interest futures	5,699,076	1,418,966	—	7,118,041	4,326	(5,276)
b) Exchange rate and gold contracts	**10,768,155**	**383,349**	**15,927**	**11,167,431**	**113,178**	**(101,022)**
OTC products						
Currency and interest swaps	6,875	71,362	15,927	94,164	2,432	(877)
Forward exchange dealings	9,421,125	205,131	—	9,626,256	99,674	(90,154)
Currency options—buys	581,327	53,253	—	634,581	10,768	—
Currency options—sells	583,829	53,603	—	637,432	—	(9,239)
Products traded on a stock exchange						
Currency futures	174,998	—	—	174,998	303	(752)
c) Securities-related contracts	**48,513**	**—**	**—**	**48,513**	**—**	**(186)**
Products traded on a stock exchange						
Share and index futures	48,513	—	—	48,513	—	(186)

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2004:

	Nominal amounts by maturity				Fair values	
	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
	in € thousands					
Total	**12,348,472**	**3,038,462**	**380,451**	**15,767,385**	**415,173**	**(381,079)**
a) Interest rate contracts	**3,633,610**	**2,868,504**	**364,689**	**6,866,803**	**38,710**	**(46,890)**
OTC products						
Interest swaps	131,269	1,185,013	364,689	1,680,971	31,946	(39,519)
Interest futures	3,502,341	1,683,491	—	5,185,832	6,765	(7,371)
b) Exchange rate contracts	**8,707,835**	**169,958**	**15,761**	**8,893,555**	**376,463**	**(334,149)**
OTC products						
Currency and interest swaps	26,444	48,285	15,761	90,491	2,483	(7,675)
Forward exchange deals	7,744,007	103,373	—	7,847,379	368,744	(320,611)
Currency options—buys	416,067	9,150	—	425,217	4,880	—
Currency options—sells	482,099	9,150	—	491,250	—	(5,686)
Products traded on a stock exchange						
Currency futures	39,218	—	—	39,218	356	(177)
c) Securities-related contracts	**7,027**	**—**	**—**	**7,027**	**—**	**(40)**
OTC products						
Share and index futures	109	—	—	109	—	—
Products traded on a stock exchange						
Share and index futures	6,918	—	—	6,918	—	(40)

(43) Fair values of financial instruments

Fair value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges or in functioning markets), they were used.

All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models. Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amounts in the balance sheet if they had a residual maturity of more than one year. Variable-rate receivables and payables were only taken into account if they had an interest rollover period of more than one year. Only in those cases does discounting based on an assumed interest rate in line with market rates have a significant effect.

	2005			2004		
	Fair value	Carrying amount	Difference	Fair value	Carrying amount	Difference
	in € thousands					
Assets						
Loans and advances to banks	5,794,293	5,794,266	27	4,781,163	4,779,403	1,760
Loans and advances to customers	24,882,459	24,714,026	168,433	16,342,555	16,242,295	100,260
Financial investments	2,823,005	2,807,237	15,768	2,348,471	2,329,357	19,114
Liabilities						
Deposits from banks	10,196,882	10,236,464	(39,583)	6,578,307	6,619,765	(41,458)
Deposits from customers	24,891,368	24,889,548	1,820	18,172,744	18,169,461	3,283
Liabilities evidenced by paper	764,062	759,072	4,991	665,709	662,458	3,252
Subordinated capital	580,946	580,746	201	443,882	443,698	184

Other Disclosures

(44) Regulatory own funds

As a subsidiary of RZB, Raiffeisen International Bank-Holding AG does not have a banking group of its own within the meaning of the Austrian Banking Act (Bankwesengesetz, BWG). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of RZB-Kreditinstitutsgruppe. They are provided here for informational purposes only.

The own funds of Raiffeisen International within the meaning of the Austrian Banking act (BWG) broke down as follows:

	2005	2004
	€000	
Tier 1 capital (core capital)	2,392,458	1,977,086
Tier 2 capital (additional own funds)	537,465	403,196
Less interests in banks and financial institutions	(17,179)	(51,594)
Eligible own funds	**2,912,744**	**2,328,687**
Tier 3 capital (short-term subordinated own funds)	24,839	31,156
Total own funds	**2,937,583**	**2,359,843**
Total own funds requirement	**2,393,133**	**1,571,067**
Excess own funds	**544,451**	**788,776**
Excess cover ratio	22.8%	50.2%
Core capital ratio (Tier 1), banking book	9.0%	11.8%
Own funds ratio	9.8%	12.0%

Total own funds requirement is made up as follows:

	2005	2004
	€000	
Risk-weighted basis of assessment pursuant to Sec. 22 BWG	26,582,048	16,690,114
of which 8 per cent minimum own funds requirement	2,126,564	1,335,209
Own funds requirement for the trading book under Sec. 22b (1) BWG	112,405	136,127
Own funds requirement for open currency positions under Sec. 26 BWG	154,164	99,731
Total own funds requirement	**2,393,133**	**1,571,067**

The risk-weighted assessment base (including market risk) came to € 29,914,156 thousand (2004: € 19,638,338 thousand).

(45) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	2005	2004
Salaried employees	27,901	20,543
Wage earners	687	260
Total	**28,588**	**20,803**

(46) Expenditure on severance payments and retirement benefits

	2005	2004
	€000	
Members of the Managing Board and senior staff	1,616	1,309
Other employees	2,296	1,732

(47) Remuneration of board members

The members of the Managing and Supervisory Boards of Raiffeisen International Bank-Holding AG were remunerated as follows:

	2005	2004
	€000	
Short-term employee benefits	3,558	846
Post-employment benefits	50	761

These amounts include fixed remunerations, remunerations for membership of the boards of subsidiaries, bonuses, payments in kind and outlay on retirement benefits and severance payments. In financial year 2005, the share of performance-based remuneration components was 28.5 per cent, not including compensation benefits for early termination of the long-term bonus program.

The remuneration amounts for the years 2004 and 2005 are not immediately comparable, as the Managing Board has been expanded. The Chairman of the Managing Board is furthermore still working for the board of RZB. Remuneration for this position also covers his activities for Raiffeisen International, and the Group is reimbursing RZB for this on a prorated basis. Moreover, there was a one-off compensation charge for early termination of a long-term bonus program that has been replaced with the *share incentive program.*

The Supervisory Board received compensation totalling € 304 thousand (2004: € 120 thousand) in the year under review.

Remuneration for Raiffeisen International's key management broke down as follows (respective fair values):

	2005	2004
	€000	
Sight deposits	92	169
Bonds	212	123
Shares	5,919	3,161
Time deposits	630	114
Savings deposits	22	14
Other claims	18	16

Key management refers to the Managing Board members of *Raiffeisen International Bank-Holding AG* and *Raiffeisen Zentralbank Österreich AG.*

The following table shows Raiffeisen International's key management-related remuneration:

	2005	2004
	€000	
Sight deposits	2	6
Equity participations	12	—

(48) Boards

Managing Board

- Herbert Stepic, CEO
- Martin Grüll
- Aris Bogdaneris, MA
- Rainer Franz, MBA
- Peter Lennkh
- Heinz Wiedner

Supervisory Board

- Walter Rothensteiner, Chair
- Manfred Url, Vice Chair
- Patrick Butler
- Stewart D. Gager (from 24 January 2005)
- Karl Sevelda
- Peter L. Woicke (from 24 January 2005)

Vienna, 1 March 2006

The Managing Board

Herbert Stepic

Martin Grüll

Aris Bogdaneris, MA

Rainer Franz

Peter Lennkh

Heinz Wiedner

Unqualified Auditor's Certificate

To the Managing Board and Supervisory Board of Raiffeisen International Bank-Holding AG, Vienna:

"We have audited the German version of the accompanying consolidated financial statements of Raiffeisen International Bank-Holding AG as of December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Raiffeisen International Bank-Holding AG as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS). We further confirm that the managements report is consistent with the consolidated financial statements of Raiffeisen International Bank-Holding AG."

Vienna, 8 March 2006

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch

Johann Mühlehner

Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)

List of Fully Consolidated Companies

The following table shows the core operating companies in Raiffeisen International's scope of consolidation. The complete list of Raiffeisen International Bank-Holding AG's equity participations is on file at the Group parent's headquarter.

Company, domicile (country)	Subscribed capital in local currency		Per cent stake	Of which held indirectly[1]	Type of company[2]
JSCB Raiffeisenbank Ukraine, Kiev (UA)	519,798,393	UAH	100.0%		BA
JSPP Bank Aval, Kiev (UA)	1,500,000,000	UAH	93.5%		BA
JV "Raiffeisen-Leasing", Minsk (BY)	537,250,000	BYR	71.4%		FI
MB Leasing a.s., Mlada Boleslav (CZ)	60,000,000	CZK	51.0%		FI
OOO "Raiffeisen Capital" Asset-Management Company, Moscow (RU)	90,000,000	RUB	100.0%		FI
OOO Raiffeisen-Leasing, Moscow (RU)	146,000,000	RUB	87.5%		FI
Priorbank JSC, Minsk (BY)	102,801,217,650	BYR	63.1%		BA
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	5,000	BGN	81.1%		FI
Raiffeisen Bank d.d. Bosna i Hercegovina, Sarajevo (BA)	84,833,000	BAM	97.0%		BA
Raiffeisen Bank Kosovo J.S.C., Prishtina (CS)	17,750,000	EUR	100.0%		BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	492,996,150	PLN	100.0%		BA
Raiffeisen Bank S.A., Bucharest (RO)	1,196,258,639	RON	99.5%		BA
Raiffeisen Bank Sh.a., Tirana (AL)	34,592,962	EUR	100.0%		BA
Raiffeisen Bank Zrt., Budapest (HU)	29,769,140,000	HUF	70.3%		BA
Raiffeisen Car Leasing Ltd., Budapest (H)	20,000,000	HUF	72.7%		FI
Raiffeisen Financial Services Company Ltd., Budapest (H)	20,000,000	HUF	70.3%		FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	99.0%		BR
Raiffeisen Krekova banka d.d., Maribor (SLO)	2,854,992,000	SIT	98.3%		BA
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	2,000,000	BGN	81.1%		FI
Raiffeisen Leasing d.o.o., Belgrade (SC)	226,544,550	CSD	82.5%		FI
Raiffeisen Leasing d.o.o., Ljubljana (SLO)	895,800,000	SIT	75.0%		FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	1,000,000	BAM	75.0%		FI
Raiffeisen Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	87.5%		FI
Raiffeisen Leasing S.R.L., Bucharest (RO)	14,935,400	RON	75.0%		FI
Raiffeisen Lizing Zrt., Budapest (HU)	225,620,000	HUF	72.7%		BA
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb (HR)	110,000,000	HRK	72.9%		FI
Raiffeisen Non-Government Pension Fund, Moscow (RU)	110,000,000	RUB	100.0%		FI
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	94,932,152	BGN	100.0%		BA
Raiffeisenbank a.d., Belgrade (CS)	7,085,137,580	CSD	90.0%		BA
Raiffeisenbank a.s., Prague (CZ)	2,500,000,000	CZK	51.0%		BA
Raiffeisenbank Austria d.d., Zagreb (HR)	1,320,892,000	HRK	72.9%		BAI
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	73.9%		FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%		FI
RI Eastern European Finance B.V., Amsterdam (NL)	2,000,000	EUR	100.0%		FI
SINESCO Kft., Budapest (HU)	3,000,000	HUF	72.7%		OT
Tatra Banka a.s., Bratislava (SK)	1,004,320,000	SKK	72.4%		BA
Tatra Group Finance, s.r.o., Bratislava (SK)	314,100,000	SKK	72.4%	3.2%	BR
Tatra Group Servis spol.s.r.o., Bratislava (SK)	370,000,000	SKK	72.4%	0.4%	BR
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	73.8%		FI
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	85,800,000	KZT	75.0%		FI
Ukrainian Processing Center, JSC, Kiev (UA)	180,000	UAH	100.0%		BR
ZAO Raiffeisenbank Austria, Moscow (RU)	9,846,560,000	RUB	100.0%		BA

Legend:
1) Equity participations held via non-consolidated companies (aliquot share)
2) Company type

BA Bank
BR Company rendering banking-related ancillary services
FI Financial institution
IN Insurance company
SC Securities company / official stock exchange
OT Other company

Survey of Equity Participations

The following tables show select equity participations. The complete list of Raiffeisen International Bank-Holding AG's equity participations is on file at the Group parent's headquarters.

Companies accounted for using the equity method in the consolidated balance sheet

Company, domicile (country)	Subscribed capital in local currency		Per cent stake	Of which held indirectly[1]	Type of company[2]
Raiffeisen Bausparkasse a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest (RO)	66,000,000	RON	33.3%		BA
Raiffeisen stambena štedionica d.d. Zagreb (HR)	70,000,000	HRK	26.0%		BA

Other non-consolidated subsidiaries and equity participations

Company, domicile (country)	Subscribed capital in local currency		Per cent stake	Of which held indirectly[1]	Type of company[2]
AGRAS Grupul Wiener Stadtische S.A., Bucharest (RO)	8,912,153	RON	12.9%		IN
Biroul de Credit S.A., Bucharest (RO)	4,000,000	RON	14.4%		FI
ELIOT, s. r. o., Bratislava (SK)	48,610,000	SKK	72.4%		BR
JSC AVAL Invest, Kiev (UA)	150,000	UAH	92.6%		FI
JSC Bank TuranAlem, Almaty (KZ)	31,084,360,000	KZT	8.2%		BA
Leasing private unitary enterprise "Priorleasing", Minsk (BY)	500,000,001	BYR	63.1%		FI
Market Investment Group d.o.o., Sarajevo (BA)	500,000	BAM	97.0%		FI
Második Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	74.8%	3.8%	FI
Raiffeisen Asset Management (Bulgaria) EAD, Sofia (BG)	250,000	BGN	100.0%		OT
Raiffeisen Biztosításközvetítö Kft., Budapest (HU)	5,000,000	HUF	72.7%		BR
Raiffeisen BROKERS doo, Sarajevo (BA)	150,000	BAM	97.0%		FI
Raiffeisen Business Premises d.o.o., Zagreb (HR)	1,000,000	HRK	72.9%		BR
Raiffeisen Capital & Investment S.A., Bucharest (RO)	1,600,000	RON	99.5%		FI
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	72.9%		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest (HU)	20,000,000	HUF	84.9%		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	74.8%	3.7%	BR
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	72.9%		FI
Raiffeisen Investment Fund, Budapest (HU)	100,000,000	HUF	70.3%	70.3%	FI
Raiffeisen Pension Insurance d.o.o., Zagreb (HR)	14,400,000	HRK	72.9%		FI
Raiffeisen Property Lízing Zrt., Budapest (HU)	50,000,000	HUF	70.3%		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest (HU)	25,300,000	HUF	72.7%		BR
Raiffeisen Real-Estate Management, Ltd., Zagreb (HR)	100,000	HRK	72.9%	72.9%	BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	3,000,000	BGN	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	30,000	RON	99.5%	99.5%	FI
Raiffeisen Üzemeltetö Kft., Budapest (HU)	6,000,000	HUF	74.8%	74.8%	OT
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	25,945,300	HRK	72.9%		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest (HU)	3,000,000	HUF	70.3%		BR
Raiffeisen-Leasing Real Estate Spzoo, Warsaw (PL)	50,000	PLN	43.8%		OT
S.A.I. Raiffeisen Asset Management S.A., Bucharest (RO)	3,600,000	RON	99.5%		FI
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	52,000,000	SKK	69.7%		FI
TATRA REALITY, s.r.o., Bratislava (SK)	25,053,000	SKK	72.4%	72.4%	BH

Legend:

1) Equity participations held via non-consolidated companies (aliquot share)

2) Company type

BA Bank
BR Company rendering banking-related ancillary services
FI Financial institution
IN Insurance company
SC Securities company / official stock exchange
OT Other company

Consolidated Financial Statements as of December 31, 2004

Income Statement

	Notes	1/1–31/12 2004	1/1–31/12 2003	Change
		€000		
Interest income		1,667,351	1,117,068	49.3%
Interest expenses		(861,557)	(553,387)	55.7%
Net interest income	**(1)**	**805,794**	**563,681**	**43.0%**
Provisioning for impairment losses	(2)	(137,597)	(87,599)	57.1%
Net interest income after provisioning		**668,197**	**476,082**	**40.4%**
Commission income	(3)	395,933	301,334	31.4%
Commission expenses	(3)	(97,805)	(88,221)	10.9%
Net commission income	**(3)**	**298,128**	**213,113**	**39.9%**
Trading profit (loss)	(4)	220,861	241,624	(8.6)%
Net income from financial investments and current financial assets	(5)	8,265	3,062	170.0%
General administrative expenses	(6)	(823,348)	(658,636)	25.0%
Other operating profit (loss)	(7)	(29,870)	1,456	—
Profit before tax		**342,233**	**276,701**	**23.7%**
Income tax	(8)	(70,974)	(49,253)	44.1%
Profit after tax		**271,259**	**227,447**	**19.3%**
Minority interests in profit		(60,315)	(48,714)	23.8%
Consolidated profit		**210,944**	**178,733**	**18.0%**

	Notes	2004	2003	Change
		€		
Earnings per share	**(9)**	**3.89**	**3.57**	**0.32**

Balance Sheet

	Notes	31/12/2004	31/12/2003	Change
		€000		
Assets				
Cash reserve	(11)	1,895,356	1,748,977	8.4%
Loans and advances to banks	(12,30,31)	4,779,403	3,520,502	35.8%
Loans and advances to customers	(13,30,31)	16,242,005	11,706,603	38.7%
Impairment losses on loans and advances	(14)	(366,256)	(271,932)	34.7%
Trading assets	(15,30)	2,447,022	1,480,341	65.3%
Other current financial assets	(16,30)	612,344	623,738	(1.8)%
Financial investments	(17,30)	2,367,486	464,972	409.2%
Intangible fixed assets	(18,20)	177,040	107,544	64.6%
Tangible fixed assets	(19,20)	441,014	333,477	32.2%
Other assets	(21)	311,708	348,407	(10.5)%
Total		**28,907,122**	**20,062,629**	**44.1%**

	Notes	31/12/2004	31/12/2003	Change
		€000		
Equity and Liabilities				
Deposits from banks	(22,30,31)	6,619,765	5,319,744	24.4%
Deposits from customers	(23,30,31)	18,169,461	12,082,772	50.4%
Liabilities evidenced by paper	(24,30)	662,458	432,908	53.0%
Provisions for liabilities and charges	(25)	112,368	66,587	68.8%
Trading liabilities	(26)	409,944	114,843	257.0%
Other liabilities	(27)	312,625	356,673	(12.4)%
Subordinated capital	(28,30)	443,698	310,584	42.9%
Minority interests	(29)	336,957	275,780	22.2%
Equity	(29)	1,628,902	924,005	76.3%
Consolidated profit	(29)	210,944	178,733	18.0%
Total		**28,907,122**	**20,062,629**	**44.1%**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Of which exchange differences	Consolidated profit	Total 2003
				€000		
Equity on 1/1/2003	**50,000**	**665,102**	**99,837**	**(93,134)**	**103,542**	**918,481**
Capital increases	—	91,220	—	—	—	91,220
Transferred to retained earnings	—	—	90,542	—	(90,542)	—
Distributed profit	—	—	—	—	(13,000)	(13,000)
Consolidated profit	—	—	—	—	178,733	178,733
Exchange differences	—	—	(90,559)	(90,559)	—	(90,559)
Other changes	—	14,161	3,702	—	—	17,863
Equity on 31/12/2003	**50,000**	**770,483**	**103,522**	**(183,693)**	**178,733**	**1,102,738**

	Subscribed capital	Capital reserves	Retained earnings	Of which exchange differences	Consolidated profit	Total 2004
				€000		
Equity on 1/1/2004	**50,000**	**770,483**	**103,522**	**(183,693)**	**178,733**	**1,102,738**
Capital increases	332,140	164,927	—	—	—	497,067
Transferred to retained earnings	—	—	145,733	—	(145,733)	—
Distributed profit	—	—	—	—	(33,000)	(33,000)
Consolidated profit	—	—	—	—	210,944	210,944
Exchange differences	—	—	40,160	40,160	—	40,160
Capital hedges	—	—	2,183	—	—	2,183
Other changes	—	—	19,754	—	—	19,754
Equity on 31/12/2004	**382,140**	**935,410**	**311,352**	**(143,533)**	**210,944**	**1,839,846**

The issued share capital of *Raiffeisen International Bank-Holding AG* pursuant to its Articles of Association came to € 380,435 thousand. It was subdivided into 62.5 million no-par shares. During the financial year under review, the Company's issued share capital was increased by € 330,435 thousand. In addition, it issued 17,050 *Genussscheine* (profit participating certificates) at € 100 each.

The other changes in *Retained earnings* were due, *inter alia*, to effects caused by hyperinflation economies. In the course of 2003, the amount of € 14,161 thousand was reallocated from *Retained earnings* to *Capital reserves*. That correction was made necessary by the merger of a holding company.

Development of Minorities

	2004	2003
	€000	
Equity on 1 January	**275,780**	**227,001**
Capital increases	6,646	11,675
Changes in scope of consolidation	—	19,256
Profit distributions to minorities	(14,361)	(15,637)
Minority interests in profit	60,315	48,714
Exchange differences	11,672	(16,824)
Other changes	(3,095)	1,595
Equity on 31 December	**336,957**	**275,780**

Cash Flow Statement

	2004	2003
	€000	
Profit	**271,259**	**227,447**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	113,725	91,513
Net provisioning for liabilities and charges and impairment losses	181,222	107,692
Gains (losses) from disposals of tangible fixed assets and financial investments	(76)	(7,366)
Other adjustments (net)	115,448	(171,351)
Subtotal	**681,578**	**247,935**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(7,252,491)	(5,311,505)
Trading assets	(946,343)	42,890
Other assets	13,350	(224,001)
Deposits from banks and customers	6,948,108	5,766,937
Liabilities evidenced by paper	228,914	43,804
Other liabilities	(89,405)	(68,766)
Interest income and dividends	1,454,306	1,104,736
Interest expenses	(592,302)	(470,985)
Income tax	(19,557)	(33,339)
Net cash from operating activities	**426,159**	**1,097,706**
Proceeds from sales of:		
Financial investments and equity participations	2,064,859	36,421
Tangible and intangible fixed assets	50,554	61,156
Outlay on purchases of:		
Financial investments and equity participations	(2,715,912)	(299,388)
Tangible and intangible fixed assets	(248,931)	(178,697)
Acquisitions of subsidiaries	(88,076)	(22,142)
Net cash from investing activities	**(937,507)**	**(402,650)**
Inflows from capital increases	499,083	102,895
Inflows of subordinated capital	133,114	117,060
Dividends paid and other	(47,361)	(28,637)
Net cash from financing activities	**584,836**	**191,318**
Cash and cash equivalents at end of previous period	**1,748,977**	**933,696**
Net cash from operating activities	426,159	1,097,706
Net cash from investing activities	(937,507)	(402,650)
Net cash from financing activities	584,836	191,318
Effect of exchange rate changes	72,890	(71,093)
Cash and cash equivalents at end of period	**1,895,356**	**1,748,977**

The Cash Flow Statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely *operating activities*, *investing activities* and *financing activities*.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper and other liabilities are likewise a part of operating activities. Interest payments and dividend receipts arising from operating activities are also shown separately as components of *Net cash from operating activities*.

Net cash from investing activities shows inflows and outflows associated with financial investments, tangible fixed assets and intangible fixed assets and outlay on the acquisition of subsidiaries.

Net cash from financing activities relates to inflows from capital increases less dividend payments and inflows and outflows of subordinated capital.

Cash and cash equivalents includes the *Cash reserve* recognized on the Balance Sheet, which consists of cash in hand and demand deposits at central banks. It does not include loans and advances to banks that are due at call, which are classed as being a part of operating activities.

Acquisitions of subsidiaries during the reporting period and prior-year periods had the following effects on cash and cash equivalents:

	2004	2003
	€000	
Assets	1,585,078	273,822
Liabilities	(1,537,913)	(216,250)
Equity	47,164	57,571
of which Raiffeisen International's share	44,900	28,786
Capital consolidation	(58,723)	(1,849)
Net cash used for company acquisitions	**(88,076)**	**(22,142)**

Notes

The Enterprise

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna, Austria. The Company is registered in the companies register at *Handelsgericht Wien* (Vienna commercial court) under companies register number FN 122.119m. The Company was renamed from *Raiffeisen International Beteiligungs AG* in 2003. The majority stake in the Company is held by *Raiffeisen Zentralbank Österreich AG*, which held 86 per cent of its issued share capital on the balance-sheet date.

The *Raiffeisen International Group* specializes in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes banks in 15 countries that operate a broad network of banking outlets. *Raiffeisen International* renders a comprehensive range of banking and financial services through those banks and other financial institutions. They range from account, loan, cash management, deposit, trade finance and credit card services to mortgage and finance leasing services. The Group's widely varied client base includes multinationals and major local enterprises, small and medium-sized enterprises, public sector institutions and retail customers.

The Principles Underlying the Consolidated Accounts

Policies

The Consolidated Financial Statements for the 2004 financial year and the comparative figures for the 2003 financial year were prepared and calculated in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)*, inclusive of such interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable.

Prior-year figures have been adjusted to allow for changes in the assignment of items in the Income Statement (*Net income from financial investments and current financial assets, Other operating profit*) and on the Balance Sheet (*Other current financial assets, Other assets, Other liabilities*). Details are provided in the Notes to the Income Statement and Balance Sheet.

Associated undertakings and deferred taxes were not accounted for separately in the Income Statement and on the Balance Sheet. Details are provided under the appropriate headings in the Notes.

The *Raiffeisen International Group* is a member of the *Raiffeisen-Landesbanken-Holding GmbH Group*. All companies in the Group are also included in the consolidated financial statements of *Raiffeisen-Landesbanken-Holding GmbH*. That financial holding company in turn holds the majority stake in *Raiffeisen Zentralbank Österreich AG*.

The Consolidated Financial Statements were prepared on the basis of standards applied throughout the Group and the individual *IFRS*-compliant financial statements of all the fully consolidated Group-members. With the exception of one holding company, all fully consolidated companies drew up their annual financial statements as of and for the period ended 31 December. Figures in these Financial Statements are stated in 1,000s of euros.

Employed IFRS and IFRIC Interpretations

All the *International Financial Reporting Standards* and *IFRIC* interpretations that were of relevance to the banking group and already mandatory were observed.

Consolidation Methods

Capital consolidation took place at carrying amounts, with the costs of purchasing stakes in subsidiaries offset against subsidiaries' equity as at the time of acquisition on a prorated basis. Until 31 March 2004, differences remaining on the assets side of the Balance Sheet constituting goodwill were shown under *Intangible fixed assets* and underwent amortization over a period of ten years in accordance with their expected useful lives, affecting profit. Differences remaining on the assets side of the Balance Sheet arising prior to 1 January 1995 were cleared against *Retained earnings* in conformity with *IAS 22*.

Until 31 March 2004, negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense was recognized as income at the amount of the pertinent loss or expense. Negative goodwill that did not arise from expected future losses or restructuring expenses was captured at once and recognized in the Income Statement.

In conformity with *IFRS 3*, goodwill arising on or after 1 April 2004 is not amortized. Instead, it undergoes an annual impairment test. Similarly, since that time, negative goodwill not capable of being classified has been captured in the Income Statement.

Material interests in associated undertakings were accounted for using the equity method and recorded under *Financial investments* on the Balance Sheet. Profits of companies accounted for using the equity method were recorded under *Net interest income*, whereas losses recorded by such companies were captured under *Net income from financial investments and current financial assets* (*Net remeasurements of equity participations*). The same rules were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis) as to fully consolidated companies. The process was based on the pertinent local financial statements of the associated undertakings in question.

Shares in subsidiaries not included in the Consolidated Financial Statements because of their minor significance and interests in associated undertakings not accounted for using the equity method are shown under *Financial investments* and were carried at cost.

Shares in other companies were recognized at market value. If a market value was not available or could not be reliably measured, they were recognized at amortized cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences were recognized under *Other assets/Other liabilities* on the Consolidated Balance Sheet.

Intercompany profits arising from transactions within the Group were eliminated insofar as they had a material effect on items in the Income Statement. Banking business transacted between the individual companies within the Group is usually transacted on normal market terms.

Scope of Consolidation

The fully consolidated members of the *Raiffeisen International Group* were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* held direct or indirect stakes of more than 50 per cent and companies upon whose business and financial policies it exercised a controlling influence.

Material interests in associated undertakings—companies upon whose business and financial policies the Group exercised a significant influence—were accounted for using the equity method. Given their relative insignificance, the domestic financial statements of companies that did not prepare *IFRS*-compliant financial statements were not recalculated to make them compliant with *IFRS*.

The number of consolidated companies and companies accounted for using the equity method has changed as follows:

Number of companies	Fully consolidated 2004	Fully consolidated 2003	Equity method 2004	Equity method 2003
As of 1 January	38	20	3	11
First included in the year under review	6	11	1	—
Merged in the year under review	(2)	(1)		—
Reclassified	1	8	(1)	(8)
As of 31 December	**43**	**38**	**3**	**3**

The first-time inclusion of subsidiaries in the year under review affected consolidated totals as follows:

	2004
	€000
Assets	1,714,397
Obligations	1,656,302
Profit after tax	10,176

The following companies were brought into the scope of consolidation for the first time as of the 2004 reporting year:

Name	Stake held	Reporting date	Reason
Banks:			
Raiffeisen Bank Sh.a., Tirana (AL)	100.0%	1/4	Acquisition
Financial institutions:			
Raiffeisen Leasing d.o.o., Sarajevo, (BA)	75.0%	1/2	New
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	81.1%	28/2	New
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	81.1%	1/9	New
Raiffeisen Capital Asset Management, Moscow (RU)	100.0%	1/1	First consolidation
Non-State Pension Fund Raiffeisen, Moscow (RU)	100.0%	31/1	Acquisition
Raiffeisen Securities and Investment Rt., Budapest (HU)	70.3%	1/1	Acquisition of majority (reclassification)

At the beginning of the year, *Raiffeisen International* acquired the entirety of state-owned Albanian bank *Banka e Kursimeve sh.a.*, Tirana. The closing for the takeover of this bank, which is Albania's largest, took place in April 2004. The company underwent first-time consolidation as of 1 April 2004 and has since been renamed *Raiffeisen Bank Sh.a.*

Three newly founded companies in the *Raiffeisen-Leasing International* subgroup were added to the scope of consolidation. *Raiffeisen Leasing d.o.o.*, Sarajevo, which currently concentrates on finance leasing in the vehicle and movable property segments, was set up in Bosnia and Herzegovina. Finance leasing business in Bulgaria is transacted by two companies: *Raiffeisen Leasing Bulgaria OOD*, Sofia, is primarily a provider of finance leasing services in the movable property segment, and *Raiffeisen Auto Leasing Bulgaria EOOD*, Sofia, operates exclusively in the car segment.

In addition, two new Russian companies were included for the first time. One was *Raiffeisen Capital Asset Management*, Moscow, which manages client money as an investment fund company. The second was *NPF Dobroe Delo*, a private pension fund company active since 1994 that was taken over at the end of January 2004. This company has been renamed *Non-State Pension Fund Raiffeisen*, Moscow, and now manages corporate and private pensions.

During the year under review, *Raiffeisen Bank Rt.*, Budapest, purchased 60 per cent of *Raiffeisen Securities and Investment Rt.* (*RSI*), Budapest, from *RZB*. Previously, a 40 per cent stake was held by *Raiffeisen Bank Rt.* and accounted for using the equity method. Now that the company is wholly owned by *Raiffeisen Bank Rt.*, it is fully consolidated and the newly acquired interests have undergone first-time consolidation. The company's Brokerage Division was transferred to *Raiffeisen Bank Rt.*, as a result of which *RSI* now focuses exclusively on securities business.

Eighty-five subsidiaries were not included in the Consolidated Financial Statements by reason of their minor importance in giving a view of the Group's assets, financial state and profit position (2003: 65). They were recognized at amortized cost under *Financial investments* as *Interests in subsidiaries*. The balance-sheet totals of excluded companies came to less than 2 per cent of the Group's aggregated balance-sheet total.

See the overview from page 122 for a list of fully consolidated companies, companies accounted for using the equity method and other equity participations.

Foreign-currency Translation

The financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current-rate method in conformity with *IAS 21*, whereby equity was translated at historical exchange rates and all other assets and liabilities and declarations in the Notes were translated at the exchange rates ruling on the balance-sheet date. Exchange differences arising from the translation of components of equity (applying historical exchange rates) were cleared against retained earnings and were not recognized in the Income Statement.

Items in income statements were translated at the average rates of exchange during the year calculated on the basis of end-of-month rates. Exchange differences between the exchange rates ruling on the balance-sheet date and the average rates of exchange employed in the Income Statement were charged against equity and were not recognized in the Income Statement.

Because of the prevailing macroeconomic conditions, *IAS 29* (*Financial Reporting in Hyperinflationary Economies*) was applied in the case of one company (*Priorbank JSC*, Minsk).

In the case of two subsidiaries (*Raiffeisen Leasing SRL*, Bucharest, und *GSI Group Software Investment AG*, Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions.

The following exchange rates were applied for the purposes of foreign-currency translations:

	Balance-sheet date	2004 Average	Balance-sheet date	2003 Average
	Rates in units per €			
Hungarian forint (HUF)	245.970	251.539	262.500	253.475
Czech crown (CZK)	30.464	31.945	32.410	31.868
Slovakian crown (SKK)	38.745	40.110	41.170	41.446
Russian ruble (RUB)	37.750	35.846	36.900	34.738
Polish zloty (PLN)	4.085	4.531	4.702	4.416
Bulgarian leva (BGN)	1.956	1.956	1.956	1.950
Ukrainian hryvna (UAH)	7.217	6.620	6.662	6.014
Romanian leu (ROL)	39,390.000	40,496.769	41,158.000	37,640.462
Croatian kuna (HRK)	7.675	7.506	7.640	7.571
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	239.760	239.018	236.700	233.767
Serbia and Montenegran dinar (CSD)	78.885	72.657	68.486	65.002
Belarussian ruble (BYR)	2,955.650	2,689.559	2,695.220	2,307.224
Albanian lek (ALL)	126.350	127.958	—	—

Capital hedge

Hedges of investments in economically independent sub-units (*IAS 39.164*) were undertaken for the first time as of 1 January 2004. The resulting exchange differences arising from the foreign-currency debt resulting from a hedge were charged directly against equity and shown on a separate line on the equity transition account.

Accounting and Valuation Principles

Financial Instruments

A *financial instrument* is defined as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. *IFRS*-compliant balance sheets differentiate between the following four categories:

1. financial assets and liabilities held for trading;
2. financial investments held to maturity;
3. loans and receivables originated by the enterprise;
4. other available-for-sale financial assets.

1. Financial assets and liabilities held for trading

Trading assets/liabilities serve the exploitation of short-term fluctuations in market prices. Securities (inclusive of short sales of securities) and derivative instruments held for trading were recognized at their fair values. In the case of listed securities, fair value was based on stock-exchange prices. If such prices were not available, primary financial instruments and futures were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulae were *Black-Scholes 1972*, *Black 1976* and *Garman-Kohlhagen*.

Derivative instruments held for trading were also shown as financial instruments held for trading. Where fair values inclusive of interest deferrals were positive (dirty prices), they were assigned to *Trading assets*. Negative fair values were recorded under *Trading liabilities* on the Balance Sheet. Positive and negative fair values were not reconciled. Changes in dirty prices were recognized in the Income Statement under *Trading profit (loss)*.

2. Financial investments held to maturity

Financial investments includes the following assets:

- securities held to maturity;
- securities representing loans and receivables originated by the enterprise;
- equity participations.

These assets were recognized at amortized cost or fair value or using the equity method.

3. Loans and receivables originated by the enterprise

Receivables were recognized at their nominal values without deductions for remeasurements. Accrued interest was only recognized in the Income Statement if there was a high likelihood that it would actually be received.

4. Other available-for-sale financial assets

This item contains financial assets that are neither held for trading nor held as financial investments nor classified as loans or receivables. They are bonds and other fixed-interest securities and shares and other non-fixed-interest securities.

These assets were measured to fair value in conformity with *IAS 39*. They were recognized under *Other current financial assets*, and current income therefrom was reported under *Net interest income*. The effects of remeasurements and gains/losses upon their disposal were recognized under *Net income from financial investments and current financial assets*.

Impairment Losses on Loans and Advances

Allowance was made for credit risks by allocating specific and generalized individual impairment provisions. Instead of being charged against the corresponding receivables, they were disclosed openly on the Balance Sheet.

Provisions for the counterparty risks associated with loans and advances to banks and customers were allocated at the amounts of expected losses applying homogeneous Group-wide standards. A risk of loss was deemed to exist if (taking collateral into account) the discounted probable future repayment inclusive of interest payments was less than the claim's carrying value.

The entirety of the provision for impairment losses arising from on-balance-sheet receivables is shown as a separate item on the assets side of the Balance Sheet, below *loans and advances to banks and customers*. The provision for impairment losses arising from off-balance-sheet transactions was recorded under *Provisions for liabilities and charges*.

Derivative Instruments

Derivative instruments not held for trading because they had been acquired for hedging purposes were subdivided into the following categories reflecting differing modes of recognition on the *IFRS*-compliant Balance Sheet:

a) Fair value hedges within the meaning of *IAS 39*

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance-sheet items in the banking book were recognized at their fair values (dirty prices) under *Other assets* (positive dirty prices) or *Other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) were allocated directly to the corresponding Balance Sheet items and reported separately in the Notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments were recorded under *Other operating profit (loss)* (*Net result from hedge accounting*).

b) Other derivative instruments

Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of *IAS 39*. They were captured as follows: Positive dirty prices were recognized under *Other assets*, and negative dirty prices were recorded under *Other liabilities*. The effect of remeasuring those derivative instruments on a clean-price basis was recognized under *Other operating profit (loss)* (*Net income from other derivative instruments*); interest was recorded under *Net interest income*.

Payables

Payables were measured at amortized cost. Discounted debt securities and similar obligations were recognized at their present value.

Repurchase Agreements

Under *genuine* repurchase agreements (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's Balance Sheet and are measured applying the rules governing the particular balance-sheet item. At the same time, a liability at the amount of the received payment is carried as a liability.

In the case of reverse repo transactions, assets are acquired subject to a simultaneous undertaking to sell them in the future. They are recognized on the Balance Sheet under *Loans and advances to banks* or *Loans and advances to customers*.

Interest expenses incurred in connection with repo transactions and interest income receivable in connection with reverse repo transactions were recorded under *Net interest income* on an accrual accounting basis (linear over their term).

Finance Leases

According to *IFRS*, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In conformity with *IAS 17*, the present value of future lease payments and any residual values were recorded in the lessor's accounts under *Loans and advances to banks* or *Loans and advances to customers*. Lessees under a finance lease recognize the asset under the pertinent tangible fixed assets heading and balance the entry with a corresponding lease liability.

Intangible Fixed Assets

Intangible fixed assets acquired for consideration were capitalized at cost less amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their conversion costs could be reliably measured. Amortization was based on the following useful lives:

Useful life	Years
Software	4 – 6
Goodwill	10

The expected useful life of major software projects may also be longer.

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or conversion less depreciation. Depreciation was carried out on a straight-line basis and assumed the following useful lives:

Useful life	Years
Buildings	25 – 50
Office furniture and equipment	5 – 10
Hardware	3 – 5

If a permanent impairment was to be expected, exceptional write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-back will take place up to the amount of the asset's amortized cost.

Investment property deemed to constitute a financial investment was recognized at amortized cost in accordance with *IAS 40*.

Inventory

Inventory was recognized at cost subject to the *Niederstwertprinzip* (principle of recognition at the lower of cost and market). Write-downs were carried out insofar as the cost of the item of inventory was above its exchange price or fair value on the balance-sheet date or if limited usability or longer periods of storage had impaired its value.

Provisions for Liabilities and Charges

All provisions relating to so-called *social capital* (provisions for retirement benefits, severance payments and anniversary bonuses) were measured using the projected unit credit method in conformity with *IAS 19 (Employee Benefits)*.

The actuarial computation of retirement benefit commitments for active employees was based on an interest rate of 5.25 per cent *per annum* and an effective salary increase of 3 per cent *per annum* or an individual career trend of 1.5 per cent *per annum*. The parameters for pensioners were an interest rate of 5.25 per cent *per annum* and an anticipated increase in retirement benefits of 1.5 per cent *per annum*. Calculations were based on an assumed retirement age of 60 for women and 65 for men, subject to transitional statutory requirements and special arrangements agreed in individual contracts.

The computation of severance payments and anniversary bonuses was likewise based on an interest rate of 5.25 per cent *per annum*, an average salary rise of 3 per cent *per annum* and an individual career trend of 1.5 per cent *per annum*.

The biometrical basis for the computation of all provisions relating to social capital was provided by *AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung* (computational framework for pension insurance)—*Pagler & Pagler*, using the variant for salaried employees.

Other provisions were also allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the resulting interest effect, these provisions were not discounted.

Income Tax

Income tax was recognized and calculated in conformity with *IAS 12* applying the balance-sheet orientated liability method. Deferred taxes were computed on the basis of all temporary differences in recognition and measurement between the Consolidated Balance Sheet and the tax base that were going to balance out in subsequent periods under consideration of the tax scales applicable in the countries concerned. Deferred tax assets were capitalized with respect to tax loss carryforwards insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deferred tax assets were offset against deferred tax liabilities on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded under *Other assets* or *Tax provisions*.

Trust Activities

In conformity with *IAS 30*, transactions arising within the scope of the management or placement of assets for account of third parties were not recorded on the Balance Sheet. Commission arising from such transactions was recorded under *Net commission income*.

Notes to the Income Statement

(1) Net interest income

	2004	2003
	€000	
Interest income	**1,662,866**	**1,109,080**
from loans and advances to banks	351,619	196,851
from loans and advances to customers	1,031,343	758,404
from current financial assets	44,769	39,125
from financial investments	120,964	22,410
from receivables under finance leases	102,727	81,965
from derivative financial instruments (non-trading)	11,444	10,325
Current income	**3,461**	**5,104**
from shares and other variable-yield securities	132	253
from interests in subsidiaries	1,940	59
from companies accounted for using the equity method	1,167	1,590
from other equity participations	222	3,202
Other interest-like income	**1,024**	**2,884**
Interest and similar income, Total	**1,667,351**	**1,117,068**
Interest expenses	**(852,977)**	**(547,323)**
on deposits from banks	(285,127)	(231,234)
on deposits from customers	(513,638)	(277,403)
on liabilities evidenced by paper	(31,069)	(19,953)
on subordinated capital	(13,515)	(6,610)
on derivative financial instruments (non-trading)	(9,628)	(12,123)
Other interest-like expenses	**(8,580)**	**(6,064)**
Interest expenses and similar charges, Total	**(861,557)**	**(553,387)**
Net interest income	**805,794**	**563,681**

Interest margins in relation to the pertinent averages of the bases of assessment in question developed as follows:

Per cent	2004	2003
Interest margin (in relation to balance-sheet total)	3.31	3.25
Interest margin (in relation to risk-weighted assets in the banking book)	5.68	5.36

(2) Provisioning for impairment losses

Provisioning for impairment losses arising from on-balance-sheet and off-balance-sheet transactions broke down as follows:

	2004	2003
	€000	
Allocated to the provision for impairment losses	(225,307)	(290,485)
Released from the provision for impairment losses	97,507	215,234
Direct write-downs	(26,702)	(16,032)
Recovery of written-down claims	16,905	3,684
Total	**(137,597)**	**(87,599)**

Details of the provision for impairment losses are provided under point 14 (Impairment losses on loans and advances).

Per cent	2004	2003
Net provisioning ratio (in relation to risk-weighted assets)[1]	0.70%	0.68%
Net provisioning ratio (in relation to loans outstanding)[2]	0.52%	0.51%
Loss rate[3]	0.15%	0.09%
Portfolio rate[4]	1.53%	1.67%
Risk/earnings ratio[5]	17.08%	15.54%

1 Net allocation to provision for impairment losses in relation to risk-weighted basis of assessment.
2 Net allocation to provision for impairment losses in relation to total loans outstanding.
3 Use + direct write-downs + recoveries of written-down claims in relation to total loans outstanding.
4 Impairment losses on loans and advances in relation to total loans outstanding.
5 Net provisioning for impairment losses in relation to net interest income.

(3) Net commission income

	2004	2003
	€000	
Payment transfers business	162,440	119,774
Credit and guarantee business	63,404	50,485
Securities business	10,114	6,620
Foreign exchange, notes-and-coin and precious-metals business	17,708	12,577
Other banking services	44,462	23,657
Total	**298,128**	**213,113**

Commission income came to € 395,933 thousand (previous year: € 301,334 thousand). Commission expense came to € 97,805 thousand (previous year: € 88,221 thousand).

(4) Trading profit (loss)

Trading profit (loss) captures all interest and dividend income, funding costs, commission and changes in the value of trading portfolios.

	2004	2003
	€000	
Interest-rate contracts	13,332	16,540
Currency contracts	206,092	222,031
Share-/index-related contracts	1,437	3,053
Total	**220,861**	**241,624**

(5) Net income from financial investments and current financial assets

Net income from financial investments captures gains and losses on remeasurements and sales of securities in the portfolio of financial investments and of equity participations. They include interests in subsidiaries, companies accounted for using the equity method and other companies. Income attributable to available-for-sale securities—recorded under *Other operating profit* (loss) (*Net income from other available-for-sale financial assets*) in prior years—is now recorded under *Net income from financial investments and current financial assets.* The comparative figures have been adjusted accordingly.

	2004	2003
	€000	
Net income from financial investments	**4,137**	**(4)**
Net remeasurements of securities held to maturity	(92)	(738)
Net proceeds from sales of securities held to maturity	(90)	—
Net proceeds from sales of securities originated by the enterprise	1,285	354
Net remeasurements of equity participations	1,876	(875)
of which arising from companies accounted for using the equity method	(1,471)	(688)
Net proceeds from sales of equity participations	1,158	1,255
Net income from other current financial assets	**4,128**	**3,066**
Net remeasurements of current financial assets	1,465	259
Net proceeds from sales of current financial assets	2,663	2,807
Total	**8,265**	**3,062**

(6) General administrative expenses

The Group's consolidated general administrative expenses comprised staff expenses, other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets. They broke down as follows:

	2004	2003
	€000	
Staff expenses	**(380,626)**	**(297,239)**
of which wages and salaries	(286,449)	(227,452)
of which social security costs	(75,838)	(59,067)
of which voluntary fringe benefits	(17,126)	(10,437)
of which expenditure on severance payments and retirement benefits	(1,213)	(283)
Other administrative outlay	**(347,665)**	**(274,164)**
of which on premises	(92,863)	(78,202)
of which IT costs	(45,950)	(31,188)
of which communication costs	(31,636)	(22,438)
of which legal and consultancy costs	(23,057)	(14,488)
of which advertising and entertainment expenses	(46,271)	(35,625)
of which deposit guarantee costs	(23,781)	(20,560)
of which office expenses	(12,683)	(9,908)
of which other items	(71,424)	(61,756)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	**(95,057)**	**(87,233)**
of which of tangible fixed assets	(71,875)	(58,463)
of which of intangible fixed assets	(22,030)	(28,612)
of which of let leased assets	(1,152)	(158)
Total	**(823,348)**	**(658,636)**

(7) Other operating profit (loss)

Among other things, *Other operating profit (loss)* captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets as well as income from write-ups of tangible and intangible fixed assets.

The *Net result from hedge accounting,* likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items. *Net income from other current financial assets* included in this item in prior years is now included in *Net income from financial investments and current financial assets.* Prior-year figures have been adjusted accordingly.

	2004	2003
	€000	
Revenues from non-banking activities	27,348	16,130
Expenses arising from non-banking activities	(15,593)	(9,658)
Net result from hedge accounting	(3,140)	(1,118)
Net income from other derivative instruments	(766)	2,727
Net income from the disposal of tangible and intangible fixed assets	(2,278)	5,562
Other taxes	(21,516)	(19,147)
Amortization/write-downs of goodwill	(21,284)	(6,216)
Net income from the release of negative goodwill	1,997	7,479
Other operating income	77,218	41,512
Other operating expenses	(71,856)	(35,813)
Total	**(29,870)**	**1,456**

Other operating income and *Other operating expenses* consist primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, the Group recorded income of € 1,997 thousand (2003: € 7,479 thousand) from the release of negative goodwill that arose within the scope of first-time consolidation prior to 1 April 2004.

Other operating profit (loss) also includes amortization/write-downs of goodwill that arose prior to 1 April 2004 and goodwill arising from capital consolidation at the amount of € 21,284 thousand (2003: € 6,216 thousand). That total includes an unscheduled write-down of goodwill at the amount of € 9,037 thousand.

(8) Income tax

Expenditure on income tax broke down as follows:

	2004	2003
	€000	
Current income tax	(68,826)	(52,005)
of which in Austria	(540)	(4,526)
of which abroad	(68,286)	(47,479)
Deferred taxes	(2,148)	2,752
Total	**(70,974)**	**(49,253)**

The following transitional account shows the connection between profit for the year and the effective tax burden:

	2004	2003
	€000	
Profit before tax	342,233	276,701
Theoretical income tax expense in the financial year based on the domestic income tax rate of 34 per cent	(116,359)	(94,078)
Effect of divergent foreign tax rates	(14,666)	24,805
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	87,104	60,410
Increase in the tax burden because of non-tax-deductible expenses	(20,615)	(41,625)
Other	(6,438)	1,235
Effective tax burden	**(70,974)**	**(49,253)**

(9) Earnings per share

	2004	2003
	€000	
Profit	210,944	178,733
Less preference dividend for Genussrechte (profit participation rights)	(482)	—
Adjusted profit	**210,462**	**178,733**
Average number of ordinary shares outstanding during period (units)	54,084,699	50,000,000
Earnings per share (€)	**3.89**	**3.57**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

(10) Segment reporting

(10a) Segment reporting by business segment

The basis for primary segment reporting within the meaning of *IAS 14* is *Raiffeisen International's* internal management reporting system, whose primary reporting format was mainly customer-orientated. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

There were minor changes in 2004 compared with prior years, as described below.

The Corporate Customers segment encompasses business with large corporates and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit and size of workforce.

The demarcation of the *Corporate Customers* segment from the *Retail Customers* segment was standardized during the year under review. To be included in the *Corporate Customers* segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the *Retail SME* sub-segment within the *Retail Customers* segment. That standardization of the classification process—which used to take place locally depending on the size of the Group unit in question—has led to a slight shift in favour of the *Retail Customers* segment. However, calculating the extent of that shift would have been unreasonably complex and therefore was not done.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions (*Public Sector*). In addition, the segment also encompasses business with banks, financial service providers and insurers (*Financial Institutions*).

Banks includes Austrian and foreign corporate, retail and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (*EBRD*), the *European Investment Bank* (*EIB*) and the *International Monetary Fund* (*IMF*). *Financial service providers* includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The *Insurers* sub-segment encompasses all kinds of insurer and reinsurer. That includes property, health, life and pension insurers. *Public sector* includes all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of *Raiffeisen International* made by *Public Sector* and *Financial Institutions*, their results are now included in the *Corporate Customers* segment, having still been reported separately in prior years.

The Retail Customers segment encompasses all private individuals (*Consumers*), the self-employed (*Professionals*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Retail SME*). The line includes predominantly standardized products like passbooks, saving deposits, time deposits and current and salary accounts, personal loans, overdrafts, credit cards and mortgages and other loans granted for specific purposes.

Earnings from *Private Banking* services provided by a number of Group units are also included in this customer segment. They employ an individualized advisory approach that targets high net worth individuals and provide asset management services.

The Treasury segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by a few Group units.

Treasury encompasses proprietary trading and the Group's own positions in on-balance-sheet and off-balance-sheet interest-rate and currency products (futures, options), which include money-market business, foreign exchange business, cash management, refinancing and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally steered and is subject to strictly controlled limits. In addition, *Raiffeisen International* has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some Treasury transactions carried out on customer's account are recognized in other segments, including *Retail Customers and,* above all, *Corporate Customers*. Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the Participations and Other segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG*.

Raiffeisen International employs two central steering benchmarks:

The Return on equity before tax states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The Cost/income ratio expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of *Net interest income*, *Net commission income*, *Trading profit (loss)* and *Operating profit (loss)* (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on *Raiffeisen International's* internal management reporting system, which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are *Net interest income*, *Net commission income*, *Trading profit (loss)* and *Other operating profit (loss)*, whereby net interest income is calculated using the market-interest-rate method. The interest reward from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognized under *Net interest income*.

Provisioning for possible loan losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. *General administrative expenses* includes direct and indirect costs. Direct costs (*Staff expenses* and *Other administrative outlay*) are incurred by individual business segments, whereas indirect costs are apportioned on the basis of agreed ratios.

2004 financial year	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
			€000		
Net interest income	314,491	407,038	76,687	7,578	805,794
Provisioning for impairment losses	(75,314)	(62,545)	(23)	285	(137,597)
Net interest income after provisioning	239,177	344,493	76,664	7,863	668,197
Net commission income	124,797	179,769	(7,793)	1,355	298,128
Trading profit (loss)	79,325	67,117	72,848	1,570	220,861
Net income from financial investments and current financial assets	(21)	(2,139)	7,298	3,128	8,265
General administrative expenses	(219,074)	(542,581)	(32,755)	(28,938)	(823,348)
Other operating profit (loss)	5,438	(4,156)	(4,392)	(26,759)	(29,870)
Profit before tax	**229,642**	**42,502**	**111,870**	**(41,781)**	**342,233**
Basis of assessment (incl. market risk)	9,982,477	4,778,249	4,307,836	569,776	19,638,338
Own funds requirement	798,598	382,260	344,627	45,582	1,571,067
Average number of staff	4,711	14,554	534	1,004	20,803
Cost/income ratio	41.8%	83.5%	23.2%	—	63.4%
Average equity	780,428	373,562	336,785	44,545	1,535,320
Return on equity (before tax)	29.4%	11.4%	33.2%	—	22.3%

2003 financial year	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
			€000		
Net interest income	300,267	244,300	20,053	(939)	563,681
Provisioning for impairment losses	(44,323)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning	255,944	203,903	19,816	(3,580)	476,082
Net commission income	122,761	90,011	(727)	1,067	213,113
Trading profit (loss)	75,830	46,964	95,073	23,757	241,624
Net income from financial investments and current financial assets	2	—	1,220	1,840	3,062
General administrative expenses	(237,974)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit (loss)	4,429	838	1,388	(5,199)	1,456
Profit before tax	**220,991**	**(23,783)**	**87,368**	**(7,875)**	**276,701**
Basis of assessment (incl. market risk)	8,231,758	2,621,366	1,469,486	479,084	12,801,694
Own funds requirement	658,541	209,709	117,559	38,327	1,024,135
Average number of staff	5,773	10,033	482	1,011	17,299
Cost/income ratio	47.3%	95.7%	25.7%	—	64.7%
Average equity	737,490	234,850	131,652	42,922	1,146,914
Return on equity (before tax)	33.6%	(10.1)%	66.4%	—	24.1%

(10b) Segment reporting by geographical market

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group units concerned.

In line with the Group's internal corporate strategy reorientation, markets were redefined somewhat in the year under review. Prior-year figures were adjusted accordingly. The current regional reporting segments are described below:

- Central Europe (CE)
  This segment contains the five countries in which *Raiffeisen International* operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia and Slovenia.
- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Romania and Serbia and Montenegro (including Kosovo).
- Commonwealth of Independent States (CIS)
  This segment contains the members of the Commonwealth of Independent States—created from parts of the former Soviet Union—where *Raiffeisen International* is active, namely Belarus, Russia and the Ukraine, and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Notes to the Income Statement—(Continued)

Regional breakdown by domicile of each Group unit taking funding costs into account:

2004 financial year	CE	SEE	CIS	Total
		€000		
Net interest income	420,655	263,057	122,082	805,794
Provisioning for impairment losses	(69,429)	(44,629)	(23,539)	(137,597)
Net interest income after provisioning	351,226	218,428	98,543	668,197
Net commission income	134,444	118,817	44,868	298,128
Trading profit (loss)	123,090	65,117	32,654	220,861
Net income from financial investments and current financial assets	5,658	2,645	(38)	8,265
General administrative expenses	(438,204)	(294,375)	(90,769)	(823,348)
Other operating profit (loss)	(13,452)	(9,824)	(6,595)	(29,870)
Profit before tax	**162,763**	**100,808**	**78,662**	**342,233**
Total assets	15,087,569	10,466,329	3,353,224	28,907,122
Basis of assessment (incl. market risk)	10,902,339	5,937,631	2,798,368	19,638,338
Own funds requirement	872,188	475,010	223,869	1,571,067
Average number of staff	8,312	8,999	3,494	20,803
Cost/income ratio	65.5%	67.4%	46.9%	63.4%
Average equity	852,342	464,202	218,776	1,535,320
Return on equity (before tax)	19.1%	21.7%	36.0%	22.3%

2003 financial year	CE	SEE	CIS	Total
		€000		
Net interest income	318,405	172,090	73,186	563,681
Provisioning for impairment losses	(52,148)	(23,508)	(11,943)	(87,599)
Net interest income after provisioning	266,257	148,582	61,243	476,082
Net commission income	97,956	72,476	42,680	213,113
Trading profit (loss)	142,608	53,569	45,447	241,624
Net income from financial investments and current financial assets	1,695	(5)	1,371	3,062
General administrative expenses	(377,211)	(215,797)	(65,628)	(658,636)
Other operating profit (loss)	4,874	824	(4,242)	1,456
Profit before tax	**136,180**	**59,649**	**80,871**	**276,701**
Total assets	11,778,467	5,657,053	2,627,109	20,062,629
Basis of assessment (incl. market risk)	7,607,527	3,497,860	1,696,307	12,801,694
Own funds requirement	608,603	279,829	135,705	1,024,135
Average number of staff	7,378	6,701	3,220	17,299
Cost/income ratio	67.1%	72.1%	41.8%	64.7%
Average equity	681,564	313,376	151,974	1,146,914
Return on equity (before tax)	20.0%	19.0%	53.2%	24.1%

Notes to the Balance Sheet

(11) Cash reserve

	2004	2003
	€000	
Cash in hand	443,121	410,674
Balances at central banks	1,452,235	1,338,303
Total	**1,895,356**	**1,748,977**

(12) Loans and advances to banks

	2004	2003
	€000	
Giro and clearing business	687,708	541,308
Money-market business	3,330,852	2,884,571
Loans to banks	752,572	94,402
Purchased receivables	8,047	196
Accounts receivable under finance leases	224	25
Total	**4,779,403**	**3,520,502**

Purchased receivables comprises receivables of € 8,047 thousand (2003: € 196 thousand) classified as held to maturity.

Loans and advances to banks breaks down along geographical lines as follows:

	2004	2003
	€000	
Central Europe (CE)	1,312,854	489,852
Southeastern Europe (SEE)	998,363	506,866
Commonwealth of Independent States (CIS)	241,957	308,116
Domestic (Austria)	842,380	1,321,139
Other countries	1,383,849	894,529
Total	**4,779,403**	**3,520,502**

(13) Loans and advances to customers

Loans and advances to customers breaks down as follows:

	2004	2003
	€000	
Credit business	9,488,075	7,066,988
Money-market business	2,313,308	1,717,769
Receivables under mortgage loans	2,874,693	1,881,541
Purchased receivables	240,224	58,194
Accounts receivable under finance leases	1,325,705	982,111
Total	**16,242,005**	**11,706,603**

Purchased receivables comprises receivables of € 240,224 thousand (2003: 58,194 thousand) classified as held to maturity.

Loans and advances to customers breaks down into business segments as follows:

	2004	2003
	€000	
Public sector	453,513	719,445
Corporate customers	9,331,098	8,248,008
Retail customers	6,294,882	2,658,617
Other	162,512	80,533
Total	**16,242,005**	**11,706,603**

Loans and advances to customers breaks down along geographical lines as follows:

	2004	2003
	€000	
Central Europe (CE)	8,726,298	6,795,444
Southeastern Europe (SEE)	4,959,828	3,211,937
Commonwealth of Independent States (CIS)	2,343,356	1,472,267
Domestic (Austria)	2,736	12,538
Other countries	209,787	214,417
Total	**16,242,005**	**11,706,603**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognizable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance-sheet items that underlie the entry for *Impairment losses on loans and advances*:

	Change in scope of 1/1/2004	consolidation	Allocated**	Released	Transfers, exchange Used	On differences	31/12/2004
				On €000			
Counterparty risks	267,689	217	211,014	(83,202)	(38,809)	7,033	363,942
Loans/advances to banks	165	—	218	(24)	—	(2)	357
of which in Austria	—	—	—	—	—	—	—
of which in other countries	165	—	218	(24)	—	(2)	357
Loans/advances to customers	267,524	217	210,796	(83,178)	(38,809)	7,035	363,585
of which in Austria	2,922	—	138	(2,799)	—	243	504
of which in other countries	264,602	217	210,658	(80,379)	(38,809)	6,792	363,081
General provisions*	**4,243**	**—**	**225**	**(1,982)**	**—**	**(172)**	**2,314**
Subtotal	**271,932**	**217**	**211,239**	**(85,184)**	**(38,809)**	**6,861**	**366,256**
Risks arising from off-balance-sheet items	13,863	—	23,864	(12,323)	—	2,161	27,565
Total	**285,795**	**217**	**235,103**	**(97,507)**	**(38,809)**	**9,022**	**393,821**

* *General risks within the meaning of IAS 30.45.*

** *Allocations inclusive of direct write-downs and recoveries of receivables already written down.*

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

	2004	2003
	€000	
Debt securities and other fixed-interest securities	**2,032,805**	**1,346,249**
of which public-authority debt instruments eligible for refinancing	1,002,572	731,370
of which other debt instruments issued by the public sector	492,367	481,562
of which bonds and debt securities issued by other issuers	537,866	133,317
Shares and other variable-yield securities	**11,378**	**16,684**
of which shares and other securities	9,911	15,138
of which investment fund units	1,467	1,451
of which other securities	—	95
Positive fair values arising from derivative financial instruments	**384,207**	**117,408**
of which interest-rate contracts	44,691	16,773
of which exchange-rate contracts	339,516	100,635
Overnight and fixed deposits held for trading	**18,632**	—
Total	**2,447,022**	**1,480,341**

(16) Other current financial assets

Other current financial assets contains the following available-for-sale securities:

	2004	2003
	€000	
Debt securities and other fixed-interest securities	**601,942**	**602,286**
of which public-authority debt instruments eligible for refinancing	367,868	375,052
of which other debt instruments issued by the public sector	62,478	103,162
of which bonds and debt securities issued by other issuers	144,952	98,112
of which debt securities originated by the enterprise	26,644	25,960
Shares and other variable-yield securities	**10,402**	**21,452**
of which shares	867	13,222
of which investment fund units	9,535	8,230
Total	**612,344**	**623,738**

(17) Financial investments

Financial investments contains securities held to maturity and strategic equity participations held on a long-term basis:

	2004	2003
	€000	
Debt securities and other fixed-interest securities	**2,293,503**	**426,487**
of which public-authority debt instruments eligible for refinancing	1,347,618	72,754
of which other debt instruments issued by the public sector	596,879	197,010
of which bonds and debt securities issued by other issuers	349,006	156,723
Equity participations	**73,983**	**38,485**
of which interests in subsidiaries	18,120	16,776
of which interests in companies accounted for using the equity method	15,128	11,403
of which other equity participations	40,735	10,306
Total	**2,367,486**	**464,972**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,209 thousand (2003: € 9,079 thousand).

Notes to the Balance Sheet—(Continued)

(18) Intangible fixed assets

	2004	2003
	€000	
Goodwill	74,858	34,975
Other intangible fixed assets	102,182	72,569
Total	**177,040**	**107,544**

(19) Tangible fixed assets

	2004	2003
	€000	
Land and buildings used by the Group for its own operations	159,755	121,256
Other land and buildings	6,690	6,883
Other tangible fixed assets, office furniture and equipment	253,532	197,093
Let leased assets	21,037	8,245
Total	**441,014**	**333,477**

Obligations arising from the use of tangible fixed assets not shown on the Balance Sheet during the 2005 financial year will come to € 52,980 thousand (previous year: € 16,352 thousand). Such obligations during the five years following the year under review will come to € 262,831 thousand (previous year: € 72,209 thousand).

The fair value of *Other land and buildings* (*Investment Property*) was € 7,350 thousand (2003: € 6,883 thousand).

(20) Development of fixed assets

	Cost of acquisition or conversion						
	On 1/1/2004	Effect of change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On 31/12/2004
				€000			
Financial investments	**466,946**	**1,183,660**	**64,986**	**2,715,912**	**(2,064,257)**	**—**	**2,367,247**
Debt securities and other fixed-interest securities	427,684	1,185,449	63,233	2,681,524	(2,063,144)	—	2,294,746
Interests in subsidiaries	18,630	(1,789)	434	2,266	(710)	—	18,831
Interests in companies accounted for using the equity method	10,345	—	971	3,059	—	—	14,375
Other equity participations	10,287	—	349	29,063	(403)	—	39,296
Intangible fixed assets	**192,491**	**63,094**	**7,110**	**57,404**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,814	(1,449)	56	—	—	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	—	280	11,473	(14)	2,321	22,794
Total	**1,272,891**	**1,273,254**	**97,784**	**2,964,842**	**(2,153,069)**	**—**	**3,455,702**

	Write-ups, write-downs, remeasurements			Carrying amounts On 31/12/2004	Carrying amounts On 31/12/2003
	Cumulative	Write-ups	Write-downs		
			€000		
Financial investments	**239**	**3,746**	**(3,179)**	**2,367,486**	**464,972**
Debt securities and other fixed-interest securities	(1,242)	666	(1,657)	2,293,503	426,487
Interests in subsidiaries	(711)	492	(16)	18,120	16,776
Interests in companies accounted for using the equity method	753	1,167	(1,471)	15,128	11,402
Other equity participations	1,439	1,421	(35)	40,735	10,306
Intangible fixed assets	**(130,118)**	**—**	**(43,314)**	**177,040**	**107,544**
Goodwill	(33,541)	—	(21,284)	74,858	34,975
Other intangible fixed assets	(96,577)	—	(22,030)	102,182	72,569
Tangible fixed assets	**(340,283)**	**181**	**(73,027)**	**441,014**	**333,477**
Land and buildings used by the Group for its own operations	(76,704)	—	(7,121)	159,755	121,256
Other land and buildings	(4,737)	—	(1,275)	6,690	6,883
of which land value of developed land	—	—	—	9	9
Other tangible fixed assets	(257,086)	176	(63,479)	253,532	197,093
Let leased assets	(1,757)	5	(1,152)	21,037	8,245
Total	**(470,162)**	**3,927**	**(119,519)**	**2,985,540**	**905,992**

The acquisition in Albania mainly affected fixed assets in the *Financial investments* (*Debt securities*) and *Intangible fixed assets* (*Goodwill*) categories. Additions to *Intangible fixed assets* and *Tangible fixed assets* did not include any appreciable single investments.

(21) Other assets

	2004	2003
	€000	
Tax assets	29,045	22,875
of which current tax assets	10,889	9,260
of which deferred tax assets	18,156	13,615
Receivables arising from non-banking activities	24,239	18,221
Prepayments and other deferrals	97,983	75,679
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	1,046	716
of which interest-rate contracts	1,030	716
of which share-/index-related contracts	16	—
Positive fair values of other derivative financial instruments	43,212	15,307
of which interest-rate contracts	1,604	1,439
of which exchange-rate contracts	41,608	13,868
Other assets	116,183	215,609
Total	**311,708**	**348,407**

Insofar as they satisfied the prerequisites for hedge accounting within the meaning of *IAS 39*, derivative financial instruments were measured at their fair values (dirty prices) in their function as hedging instruments. The hedged items underlying fair-value hedges were loans and advances to banks. The hedged risks were interest-rate risks.

This item also includes the positive fair values of derivative financial instruments that were neither held for trading nor fair-value hedging instruments within the meaning of *IAS 39*. The positive fair values of derivative financial instruments reported under *Other current financial assets* in prior years were now recognized in *Other assets* and the comparative figures were adjusted accordingly. Changes in the carrying amounts of the hedged items underlying fair value hedges within the meaning of *IAS 39* were recognized under the appropriate balance-sheet headings.

(22) Deposits from banks

Deposits from banks breaks down as follows:

	2004	2003
	€000	
Giro and clearing business	351,850	319,847
Money-market business	2,672,505	2,440,697
Long-term finance	3,595,410	2,559,200
Total	**6,619,765**	**5,319,744**

Deposits from banks breaks down along geographical lines as follows:

	2004	2003
	€000	
Central Europe (CE)	1,079,254	683,593
Southeastern Europe (SEE)	285,067	166,323
Commonwealth of Independent States (CIS)	116,826	103,237
Domestic (Austria)	2,534,417	2,529,477
Other countries	2,604,201	1,837,115
Total	**6,619,765**	**5,319,744**

(23) Deposits from customers

Deposits from customers breaks down into product groups as follows:

	2004	2003
	€000	
Sight deposits	6,896,160	4,540,211
Time deposits	10,315,006	6,672,180
Savings deposits	958,295	870,381
Total	**18,169,461**	**12,082,772**

Deposits from customers breaks down into customer segments as follows:

	2004	2003
	€000	
Public sector	706,735	495,405
Corporate customers	6,798,837	6,038,365
Retail customers	10,466,000	5,453,117
Other	197,889	95,885
Total	**18,169,461**	**12,082,772**

Deposits from customers breaks down along geographical lines as follows:

	2004	2003
	€000	
Central Europe (CE)	9,249,165	7,333,206
Southeastern Europe (SEE)	6,405,364	3,248,959
Commonwealth of Independent States (CIS)	1,629,212	1,030,526
Domestic (Austria)	310,312	24,196
Other countries	575,408	445,885
Total	**18,169,461**	**12,082,772**

(24) Liabilities evidenced by paper

	2004	2003
	€000	
Issued debt securities	368,895	258,228
Issued money-market instruments	5,852	3,464
Other liabilities evidenced by paper	287,711	171,216
Total	**662,458**	**432,908**

(25) Provisions for liabilities and charges

	On 1/1/2004	Change in scope of consolidation	Allocated	Released	Used	Transfers, exchange differences	On 31/12/2004
				€000			
Severance payments	262	—	136	—	(18)	(1)	379
Retirement benefits	42	—	50	(22)	—	20	90
Taxes	28,701	—	34,833	(6,161)	(6,066)	1,466	52,773
of which current	10,315	—	25,611	(1,513)	(6,066)	769	29,116
of which deferred	18,386	—	9,222	(4,648)	—	697	23,657
Guarantees and sureties	13,863	—	23,864	(12,323)	—	2,160	27,564
Other	23,718	1,012	20,399	(5,609)	(9,070)	1,112	31,562
Total	**66,587**	**1,012**	**79,282**	**(24,115)**	**(15,154)**	**4,757**	**112,368**

Other provisions for liabilities and charges consists largely of provisions for legal cases and unused vacation rights.

Deferred taxes breaks down as follows:

	2004	2003
	€000	
Deferred tax assets	18,156	13,615
Provisions for deferred tax liabilities	(23,657)	(18,386)
Net deferred taxes	**(5,501)**	**(4,771)**

Net deferred taxes resulted from the following items:

	2004	2003
	€000	
Impairment losses on loans and advances	17,020	15,701
Tangible and intangible fixed assets	2,727	5,656
Other assets	31,354	2,774
Provisions for liabilities and charges	5,121	4,025
Other liabilities	56,570	11,082
Tax loss carryforwards	4,875	2,133
Other balance-sheet items	35,796	63,925
Deferred tax assets	**153,463**	**105,295**
Loans and advances to banks	965	20,618
Loans and advances to customers	5,328	6,607
Trading assets	58,038	15,025
Financial investments	2,919	3,484
Other liabilities	42,242	30,237
Other balance-sheet items	49,472	34,095
Deferred tax liabilities	**158,964**	**110,066**
Net deferred taxes	**(5,501)**	**(4,771)**

The Consolidated Financial Statements contain capitalized benefits from as yet unused tax loss carryforwards at the amount of € 4,875 thousand. The bulk of tax loss carryforwards was capable of being carried forward for an unlimited period.

No tax deferrals were capitalized for tax loss carryforwards of € 14,532 thousand because there appeared to be no prospect of being able to realize them within a reasonable period at the time.

(26) Trading liabilities

	2004	2003
	€000	
Negative fair values arising from derivative financial instruments	408,347	114,843
of which arising from interest-rate contracts	85,257	25,362
of which arising from exchange-rate contracts	323,050	89,481
of which arising from share-/index-related contracts	40	—
Overnight and fixed deposits held for trading	1,597	—
Total	**409,944**	**114,843**

(27) Other liabilities

	2004	2003
	€000	
Liabilities arising from non-banking activities	35,158	22,252
Deferred items	44,956	22,211
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	4,030	2,374
of which arising from interest-rate contracts	487	2,374
of which arising from exchange-rate contracts	3,369	—
of which arising from share-/index-related contracts	174	—
Negative fair values of other derivative financial instruments	20,182	19,622
of which arising from interest-rate contracts	2,690	2,620
of which arising from exchange-rate contracts	17,492	17,002
Other liabilities	208,299	290,214
Total	**312,625**	**356,673**

The negative fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of *IAS 39*, recognized under *Available-for-sale financial assets* in prior years, were now recognized under *Other liabilities*. The comparative figures have been adjusted accordingly.

(28) Subordinated capital

	2004	2003
	€000	
Subordinated obligations	422,698	252,405
Supplementary capital	21,000	58,179
Total	**443,698**	**310,584**

€ 377,873 thousand of total subordinated capital was furnished by *Raiffeisen Zentralbank Österreich AG* (2003: € 310,584 thousand).

(29) Equity and minorities

	2004	2003
	€000	
Equity	1,628,902	924,005
Subscribed capital	382,140	50,000
Capital reserves	935,410	770,483
Retained earnings	311,352	103,522
Profit	210,944	178,733
Minorities	336,957	275,780
Total	**2,176,803**	**1,378,518**

The issued share capital of *Raiffeisen International Bank-Holding AG* was subdivided into 62,500 thousand no-par shares with a total nominal value of € 380,434,782.61.

Pursuant to a resolution of the Extraordinary General Meeting of Shareholders held on 19 July 2004, the Company's share capital was increased by 7.5 million no-par shares or a nominal total of € 300,000 thousand. The transaction was fully subscribed.

During a further Extraordinary General Meeting of Shareholders held on 15 October 2004, it was decided to open the Company to outside shareholders. *RZB* waived its rights and subscribed capital was thus increased by five million no-par shares or € 30,435 thousand subscribed by the *European Bank for Reconstruction and Development* (*EBRD*) and the *International Finance Corporation* (*IFC*). In the course of the capital increase, the amount of € 169,565 thousand (less issuing costs) was booked to *Capital reserves* as a premium.

A resolution of the General Meeting of Shareholders held on 3 May 2004 authorized the Managing Board to issue *Genussrechte* (profit participation rights) up to a total amount of € 4,000 thousand. € 1,705 thousand of that total was issued during the year under review. The profit participation rights were recognized under *Subscribed capital*. These profit participation rights constitute a bonus system for the officers and senior staff of *Raiffeisen International*. They are issued for the duration of the Company and attest to a right to participate in its current profits and losses (as calculated using a formula laid down in the Terms and Conditions of Issue) and in winding-up profit. The profit base as calculated for 2004 was € 482 thousand. The holding of a profit participation right does not constitute a shareholding.

It is planned to ask the General Meeting of Shareholders on 8 March 2005 to authorize the Managing Board, subject to the consent of the Supervisory Board, to increase the Company's share capital by up to € 67,000 thousand by issuing new shares for capital contributions (authorized capital). The issue price, terms and conditions of issue, time of commencement of the dividend right and the exclusion of subscription rights can be laid down by the Managing Board with the consent of the Supervisory Board.

Moreover, it is planned to ask the General Meeting of Shareholders on 8 March 2005 to resolve to carry out a stock split to increase the number of shares on a two-for-one basis, which would increase the number of shares to 125,000 thousand. In addition, the General Meeting of Shareholders will be asked to approve the conversion of the *Raiffeisen International Bank-Holding AG* share from a registered to a bearer share.

The development of consolidated equity is shown on page 66.

Additional Notes pursuant to IFRS

(30) Breakdown of remaining terms to maturity

Maturities breakdown as of 31 December 2004:

	Due at call or of unspecified maturity	Up to 3 months	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years
			€000		
Loans and advances to banks	773,999	3,391,443	471,830	85,418	56,713
Loans and advances to customers	1,245,159	2,552,609	4,285,294	5,837,824	2,321,119
Trading assets	39,361	689,431	469,333	567,734	681,163
Other current financial assets	10,377	333,883	95,042	164,894	8,148
Financial investments	73,982	517,497	899,330	846,203	30,473
Deposits from banks	475,565	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by paper	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

Maturities breakdown as of 31 December 2003:

	Due at call or of unspecified maturity	Up to 3 months	More than 3 months to 1 year	More than 1 year to 5 years	More than 5 years
			€000		
Loans and advances to banks	1,171,777	1,950,903	256,531	58,929	82,362
Loans and advances to customers	732,135	2,439,733	2,794,479	4,236,989	1,503,267
Trading assets	16,685	527,879	394,779	280,757	260,241
Other current financial assets	7,777	216,471	212,394	163,013	24,082
Financial investments	38,484	27,295	42,708	341,719	14,765
Deposits from banks	694,024	1,285,574	792,503	2,134,936	412,707
Deposits from customers	5,166,907	5,640,177	958,435	267,310	49,943
Liabilities evidenced by paper	—	102,114	13,958	254,278	62,557
Subordinated capital	—	6,490	34	10,521	293,539

(31) Receivables and payables vis-à-vis related parties

	2004	2003
	€000	
Loans and advances to banks		
Subsidiaries	689,562	1,210,903
Companies accounted for using the equity method	22	22
Other equity participations	5,105	21,248
Loans and advances to customers		
Subsidiaries	127,235	145,993
Companies accounted for using the equity method	5	5
Other equity participations	105,885	46,693
Trading assets		
Subsidiaries	3,506	1,860
Companies accounted for using the equity method	667	—
Other current financial assets		
Subsidiaries	25	873
Companies accounted for using the equity method	15	15

	2004	2003
	€000	
Deposits from banks		
Subsidiaries	2,579,311	2,412,081
Companies accounted for using the equity method	54,291	21,254
Other equity participations	9,949	—
Deposits from customers		
Subsidiaries	22,806	19,438
Companies accounted for using the equity method	1,614	130
Other equity participations	6,299	16,494

(32) Foreign-currency items

The Consolidated Financial Statements contain the following volumes of assets and liabilities denominated in foreign currencies:

	2004	2003
	€000	
Assets	20,616,018	13,785,581
Liabilities	18,212,562	13,614,168

(33) Foreign assets/liabilities

Assets and liabilities vis-à-vis counterparties outside Austria developed as follows:

	2004	2003
	€000	
Assets	27,346,940	18,586,846
Liabilities	23,438,056	15,846,888

(34) Expenditure on subordinated obligations

Expenditure on subordinated obligations during the year under review totalled € 13,797 thousand (2003: € 9,307 thousand).

(35) Contingent liabilities and other off-balance-sheet items

The following off-balance-sheet liabilities and commitments existed at year-end:

	2004	2003
	€000	
Contingent liabilities	**1,733,636**	**1,439,163**
of which arising from endorsed bills	1,693	1,329
of which arising from guarantee credits	743,963	665,895
of which arising from other guarantees	736,279	600,855
of which arising from letters of credit	224,746	149,570
of which other contingent liabilities	26,955	21,514
Commitments	**4,205,361**	**3,065,546**
of which arising from irrevocable loan promises/stand-by facilities	2,943,885	1,957,300
up to and including 1 year	1,372,259	1,018,142
more than 1 year	1,571,626	939,158
of which other commitments	1,261,476	1,108,246

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

	2004	2003
	€000	
Genuine repurchase agreements (as borrower)		
Deposits from banks	28,320	13,083
Deposits from customers	12,631	1,717
Total	**40,951**	**14,800**

	2004	2003
	€000	
Genuine reverse repurchase agreements (as lender)		
Loans and advances to banks	340,453	1,079
Loans and advances to customers	29,855	44,752
Total	**370,308**	**45,831**

(37) Assets pledged as collateral

The following items were securitized by assets shown on the Balance Sheet:

	2004	2003
	€000	
Deposits from banks	10,160	—
Deposits from customers	6,710	17,669
Liabilities evidenced by paper	51,620	—
Other liabilities	—	8,294
Contingent liabilities and commitments	20,746	17,768
Total	**89,236**	**43,731**

The following assets on the Balance Sheet were furnished as collateral for the abovenamed obligations:

	2004	2003
	€000	
Loans and advances to banks	13,393	37,510
Trading assets	56,479	—
Other current financial assets	21,747	3,955
Financial investments	—	4,550
Total	**91,619**	**46,015**

(38) Trust activities

Volumes of fiduciary business outstanding on the balance-sheet date that were not recognized on the Balance Sheet developed as follows:

	2004	2003
	€000	
Loans and advances to banks	10,349	—
Loans and advances to customers	22,583	11,419
Financial investments	6,255	5,572
Fiduciary assets	**39,187**	**16,991**
Deposits from banks	12,139	2,492
Deposits from customers	20,793	8,927
Other fiduciary liabilities	6,255	5,572
Fiduciary liabilities	**39,187**	**16,991**

(39) Non-interest-bearing assets

The following generally interest-bearing loans were deemed to be non-interest-bearing either because the counterparty's financial situation was such that no recovery of funds was to be expected or because the counterparty had not discharged its financial obligations for a period of more than 90 days:

	2004	2003
	€000	
Loans and advances to customers	377,960	381,925
Impairment losses on loans and advances	(144,843)	(64,332)
Total	**233,117**	**317,667**

(40) Finance leases

Receivables arising from finance leases developed as follows:

	2004	2003
	€000	
Gross investment value	**1,492,848**	**1,141,344**
Minimum lease payments	1,492,848	1,141,305
up to 3 months	273,964	120,462
from 3 months up to 1 year	373,560	316,043
from 1 year up to 5 years	784,773	654,761
over 5 years	60,551	50,039
Non-guaranteed residual values	—	39
Unrealized financial income	**209,172**	**163,028**
up to 3 months	24,538	21,646
from 3 months up to 1 year	62,385	52,755
from 1 year up to 5 years	111,576	79,442
over 5 years	10,673	9,185
Net investment value	**1,283,676**	**978,316**

Write-offs of unrecoverable minimum lease payments outstanding came to € 25,881 thousand (2003: € 11,211 thousand).

Assets let within the scope of finance leases broke down as follows:

	2004	2003
	€000	
Vehicles leases	928,718	599,176
Real-estate leases	98,476	77,110
Movable property leases	256,482	302,030
Total	**1,283,676**	**978,316**

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, *Raiffeisen International*'s risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of *RZB*, *Raiffeisen International* is integrated into *RZB*'s risk management system.

Overall risk management and risk-management structure

Under the Austrian *Bankwesengesetz* (*BWG*: banking act), *RZB* as parent company is obliged to instal a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within the *Raiffeisen International Group*, the Managing Board of *Raiffeisen International* decides risk management guidelines within the scope of the framework laid down by the *RZB Group*. The Managing Board of *Raiffeisen International* approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimize the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group management. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account. When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence interval of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating. The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going concern basis even applying extreme loss scenarios. Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in hand.

Individual risk types in relation to *Raiffeisen International*'s economic capital on 31 December 2004:


Credit risk
76%
Market risk
7%
Operational risk
17%

In parallel with that procedure, risk (VaR) is also calculated on the basis of a confidence interval of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity.

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at *Raiffeisen International* is monitored and managed by *RZB* within the scope of a service level agreement (*SLA*). The rules and procedures for the management of market risks are defined by *RZB* on a Group-wide basis and endorsed by the Managing Board of *Raiffeisen International.* Each *Raiffeisen International Network Bank* has a Market Risk Management Department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to *RZB.*

Raiffeisen International approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with the *RZB Group.* The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. Options may only be entered into by appropriately trained dealers. Positions and limits undergo daily scrutiny throughout the Group.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence interval of 99 percent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not provide any specific information about the effects of exceptional extreme market movements. To take such events into account, *Raiffeisen International* carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and the application of those simulations to positions. The results are an important substructure for the management of risks.

Risk figures (99%, VaR, 10-day) for market risk in the trading books of *Raiffeisen International*, by risk type, in thousands of euros:

	VaR on 31/12/2004	Average VaR	Minimum VaR	Maximum VaR
		€000		
Interest-rate risk	1,699	2,130	1,458	2,592
Currency risk	19,091	19,636	17,023	20,007
Price risk	76	690	76	1,473

	VaR on 31/12/2003	Average VaR	Minimum VaR	Maximum VaR
		€000		
Interest-rate risk	6,421	2,389	153	6,421
Currency risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

Raiffeisen International uses the standard methodology within the meaning of the *Capital Adequacy Directive* to calculate its own funds requirement for the trading book.

Alongside value-at-risk measurement, interest-rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, *Raiffeisen International* also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the Treasury departments at the *Network Banks*, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at *Raiffeisen International* as of 31 December 2004 (€000):

Maturity gap	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	(518)	9,609	66,884	(5,069)
USD	51,694	53,926	30,833	24,923
Other	(100,250)	4,663	143,557	(61,031)

Interest maturity gaps at Raiffeisen International as of 31 December 2003 (€000):

Maturity gap	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2004 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	0.6	(0.0)	(20.6)	3.5
USD	(5.6)	(6.5)	(9.3)	(13.5)
Other	11.3	(4.1)	(45.5)	34.4

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2003 in €000 given a simultaneous one-basis-point increase in interest rates:

Change in present value	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	0.8	8.9	(7.5)	6.0
USD	2.6	(1.8)	(3.7)	(1.3)
Other	14.9	30.5	(56.7)	(53.3)

Credit risk

Credit risk within *Raiffeisen International* consists mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings) and country risks.

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to *Raiffeisen International* because the *Network Banks* mainly do business within their own countries.

Loans and advances to banks and customers and off-balance-sheet transactions broke down by region as follows:

	2004	Per cent	2003	Per cent
		€000		
Hungary	5,610,480	16.9%	3,996,615	17.8%
Slovakia	4,697,723	14.1%	3,840,974	17.1%
European Union*	3,808,870	11.4%	3,304,382	14.7%
Croatia	3,081,055	9.3%	2,353,308	10.5%
Poland	2,998,401	9.0%	1,910,618	8.5%
Russia	2,581,536	7.8%	1,442,476	6.4%
Czech Republic	2,364,445	7.1%	1,966,763	8.8%
Romania	2,203,735	6.6%	1,094,586	4.9%
Other	5,937,732	17.8%	2,551,471	11.3%
Total	**33,283,977**	**100.0%**	**22,461,194**	**100.0%**

* *Prior-year figures for the new EU members that are not reported separately (EU-10) have also been adjusted.*

Credit management is carried out by risk management departments under instructions from the Managing Board of *Raiffeisen International.* They provide the Managing Board and *RZB* with regular reports on risks in the loan portfolios in question.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of *Raiffeisen International.* Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstance compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Local risk decisions are delegated to Group units to an extent decided by the Managing Board of *Raiffeisen International* or the Supervisory Board of the Group unit in question. Depending on the type, scope, complexity and risk content of the credit exposure, two votes of approval from *Front Office* and *Back Office* are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorized parties vote differently, the structure of authorities within the group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks that is currently under development (*Basel II*), the seamless management, monitoring and control of credit risks at *Raiffeisen International* are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness so as to provide an independent assessment of credit risk (as required, *inter alia*, by *Basel II*) and, in future, to calculate regulatory own funds using an internal ratings based approach (*IRB*). Throughout the Group, the internal rating models for corporate customers and financial institutions rank creditworthiness in ten classes.

The following table provides a breakdown of loans outstanding to corporate customers in thousands of euros. The *Unrated* category includes retail business as well. The figures for each financial rating class relate to loan amounts outstanding, and the overall assessment also takes furnished collateral into account:

Internal rating		2004	Per cent	2003	Per cent
0.5	Minimal Risk	15,058	0.1%	121,198	0.7%
1.0	Excellent credit standing	1,080,018	4.9%	664,443	4.1%
1.5	Very good credit standing	1,467,315	6.7%	353,488	2.2%
2.0	Good credit standing	1,996,135	9.1%	2,216,471	13.6%
2.5	Average credit standing	2,020,368	9.2%	1,067,652	6.6%
3.0	Mediocre credit standing	3,360,293	15.4%	3,588,775	22.1%
3.5	Weak credit standing	2,360,151	10.8%	1,352,066	8.3%
4.0	Very weak credit standing	3,162,227	14.5%	2,627,998	16.2%
4.5	Doubtful and/or partial write-offs	740,053	3.4%	332,420	2.0%
5.0	Loss/bankruptcy or similar proceedings	180,093	0.8%	157,889	1.0%
Unrated (incl. retail loans)		5,484,400	25.1%	3,787,422	23.2%
Total		**21,866,111**	**100.0%**	**16,269,822**	**100.0%**

All default definitions have been adapted for the purposes of the *IRB* approach and the revised definitions have been applied throughout *RZB-Kreditinstitutsgruppe* within the scope of the implementation of *Basel II*. According to the definition employed by *RZB-Kreditinstitutsgruppe*, a default situation exists if a customer is overdue with respect to a material financial obligation to the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management have adjudged a customer account receivable to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Both corporate customers and banks undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff play a decisive part in charting, analyzing and allocating any impairment losses on loans and advances (write-downs, value adjustments, provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

Loans outstanding and off-balance-sheet transactions at *Raiffeisen International* by industry or sector:

	2004	Per cent	2003	Per cent
		€000		
Manufacturing	5,546,650	21.6%	3,985,208	23.3%
Retailing and wholesaling	4,408,366	17.2%	3,390,407	19.9%
Public administration, social insurance	4,271,116	16.6%	1,856,097	10.9%
Private households	4,065,044	15.8%	2,510,497	14.7%
Construction and real estate	1,965,720	7.7%	1,511,658	8.9%
Other	5,425,987	21.1%	3,825,186	22.4%
Total	**25,682,882**	**100.0%**	**17,079,053**	**100.0%**

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both by *Raiffeisen International* and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies and carries out liquidity balancing and cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

Operational risk

In line with *Basel II*, *Raiffeisen International* defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. *Raiffeisen International* plans to introduce early-warning indicators in 2005. It intends to apply the standardized approach to operational risk within the meaning of *Basel II*. That approach is based on gross earnings in each business segment.

To further reduce operational risk, the Group is stepping up its staff training programme as well as working on the development of emergency plans and back-up systems. It is also applying the *SixSigma* method for business process improvement.

(42) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2004:

	Nominal amounts by maturity				Fair values	
	Up to 1 year	From more than 1 to 5 years	More than 5 years	Total	Positive	Negative
			€000			
Total	**12,348,472**	**3,038,462**	**380,451**	**15,767,385**	**415,173**	**(381,079)**
a) Interest-rate contracts	**3,633,610**	**2,868,504**	**364,689**	**6,866,803**	**38,710**	**(46,890)**
OTC products:						
Interest swaps	131,269	1,185,013	364,689	1,680,971	31,946	(39,519)
Interest futures	3,502,341	1,683,491	—	5,185,832	6,765	(7,371)
b) Exchange-rate contracts	**8,707,835**	**169,958**	**15,761**	**8,893,555**	**376,463**	**(334,149)**
OTC products:						
Currency and interest swaps	26,444	48,285	15,761	90,491	2,483	(7,675)
Forward exchange deals	7,744,007	103,373	—	7,847,379	368,744	(320,611)
Currency options—buys	416,067	9,150	—	425,217	4,880	—
Currency options—sells	482,099	9,150	—	491,250	—	(5,686)
Products traded on a stock exchange:						
Currency futures	39,218	—	—	39,218	356	(177)
c) Securities-related contracts	**7,027**	**—**	**—**	**7,027**	**—**	**(40)**
OTC products:						
Share/index futures	109	—	—	109	—	—
Products traded on a stock exchange:						
Share/index futures	6,918	—	—	6,918	—	(40)

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2003:

	Nominal amounts by maturity				Fair values	
	Up to 1 year	From more than 1 to 5 years	More than 5 years	Total	Positive	Negative
			€000			
Total	**6,439,344**	**752,125**	**204,264**	**7,395,733**	**128,495**	**(114,503)**
a) Interest-rate contracts	**927,358**	**641,353**	**204,264**	**1,772,975**	**18,464**	**(21,877)**
OTC products:						
Interest swaps	86,944	626,718	204,264	917,926	16,140	(19,550)
Interest futures	840,414	14,635	—	855,049	2,324	(2,327)
b) Exchange-rate contracts	5,501,438	110,772	—	5,612,210	110,031	(92,462)
OTC products:						
Currency and interest swaps	18,131	20,473	—	38,604	1,753	(5,356)
Forward exchange deals	4,961,764	83,511	—	5,045,275	106,166	(84,129)
Currency options—buys	253,084	3,394	—	256,478	1,705	—
Currency options—sells	225,912	3,394	—	229,306	—	(2,518)
Products traded on a stock exchange:						
Currency futures	42,547	—	—	42,547	407	(459)
c) Securities-related contracts	**10,548**	**—**	—	**10,548**	—	**(164)**
Products traded on a stock exchange:						
Share/index futures	10,548	—	—	10,548	—	(164)

(43) Fair values of financial instruments

Fair Value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges or in functioning markets), they were used.

All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models. Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amounts on the Balance Sheet if they had a remaining term of more than one year. Variable-rate receivables and payables were only taken into account if they had an interest rollover period of more than one year. Only in those cases does discounting based on an assumed interest rate in line with market rates have a significant effect.

	2004			2003		
	Fair Value	Carrying amount	Difference	Fair Value	Carrying amount	Difference
			€000			
Assets						
Loans and advances to banks	4,781,163	4,779,403	1,760	3,520,443	3,520,502	(59)
Loans and advances to customers	16,342,265	16,242,005	100,260	11,775,956	11,706,603	69,353
Financial investments	2,386,600	2,367,486	19,114	465,471	464,972	499
Liabilities						
Deposits from banks	6,578,307	6,619,765	(41,458)	5,284,142	5,319,744	(35,602)
Deposits from customers	18,172,744	18,169,461	3,283	12,038,363	12,082,772	(44,409)
Liabilities evidenced by paper	665,709	662.458	3.252	433.003	432.908	95
Subordinated capital	443.882	443.698	184	310.759	310.584	175

Other disclosures

(44) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the *Bankwesengesetz* (*BWG*: Austrian banking act). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

	2004	2003
	€000	
Tier 1 capital (core capital)	1,977,086	1,204,364
Tier 2 capital (additional own funds)	403,196	265,577
Less interests in banks and financial institutions	(51,594)	(14,988)
Eligible own funds	**2,328,687**	**1,454,952**
Tier 3 capital (short-term subordinated own funds)	31,156	7,931
Total own funds	**2,359,843**	**1,462,883**
Total own funds requirement	**1,571,067**	**1,024,135**
Excess own funds	**788,776**	**438,748**
Excess cover ratio in per cent	50.2%	42.8%
Core capital ratio in per cent	10.1%	9.4%
Own funds ratio in per cent	12.0%	11.4%

Total own funds requirement is made up as follows:

	2004	2003
	€000	
Risk-weighted basis of assessment pursuant to § 22 BWG	16,690,114	12,042,925
of which 8 per cent minimum own funds requirement	1,335,209	963,402
Own funds requirement for the trading book under § 22b Abs. 1 BWG	136,127	53,838
Own funds requirement for open currency positions under § 26 BWG	99,731	6,896
Total own funds requirement	**1,571,067**	**1,024,135**

(45) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	2004	2003
White collar	20,543	17,179
Blue collar	260	120
Total	**20,803**	**17,299**

(46) Expenditure on severance payments and retirement benefits

	2004	2003
	€000	
Members of the Managing Board and senior staff	1,309	231
Other employees	1,732	1,282

(47) Remuneration of board members

The members of the managing and supervisory boards of the parent company were remunerated as follows:

	2004	2003
	€000	
Managing Board	1,607	839
Supervisory Board	120	120

These amounts include fixed remunerations, remunerations for membership of the boards of subsidiaries, bonuses, payments in kind and outlay on retirement benefits and severance payments.

Since some Managing Board members had posts in *RZB* boards or were *RZB* employees in the previous year and, in part, in the year under review, those Managing Board members drew their salaries from *RZB*; these were not reimbursed by *Raiffeisen International*.

(48) Boards and officers

Managing Board

- Herbert Stepic, Chairman
- Heinz Hödl, Vice-Chairman (to 31 December 2004)
- Martin Grüll (from 3 January 2005)
- Aris Bogdaneris (from 1 October 2004)
- Rainer Franz
- Peter Lennkh (from 1 October 2004)
- Heinz Wiedner

Supervisory Board

- Walter Rothensteiner, Chairman
- Manfred Url, Vice-Chairman
- Patrick Butler (from 28 September 2004)
- Stewart Gager (from 24 January 2005)
- Karl Sevelda
- Karl Stoss (to 28 September 2004)
- Peter Woicke (from 24 January 2005)

Vienna
25 February 2005

The Managing Board

Herbert Stepic
Martin Grüll
Aris Bogdaneris

Rainer Franz
Peter Lennkh
Heinz Wiedner

Auditors' Report and Certificate

To the Managing Board and Supervisory Board of *Raiffeisen International Bank-Holding AG*, Vienna:

"We have audited the German version of the accompanying consolidated financial statements of *Raiffeisen International Bank-Holding AG* as of December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with *International Standards on Auditing* (*ISA*) issued by the *International Federation of Accountants* (*IFAC*). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of *Raiffeisen International Bank-Holding AG* as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with *International Financial Reporting Standards* (*IFRS*). We further confirm that the management's report is consistent with the consolidated financial statements of *Raiffeisen International Bank-Holding AG*."

Vienna
25 February 2005

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch — Johann Mühlehner

Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)

Scope of Consolidation

Besides the parent company, the scope of consolidation included the following subsidiaries:

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
GSI Group Software Investment AG, Zug (CH)	29,400,000	CHF	100.0%		BR
JSCB Raiffeisenbank Ukraine, Kiev (UA)	309,477,058	UAH	100.0%		BA
Non-State Pension Fund Raiffeisen, Moscow (RU)	57,000,000	RUR	100.0%		FI
OOO Raiffeisen-Leasing, Moscow (RU)	146,000,000	RUR	87.5%		FI
Priorbank JSC, Minsk (BY)	101,463,131,925	BYR	62.1%		BA
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	5,000	BGN	81.1%		FI
Raiffeisen Bank Kosovo J.S.C., Priština (CS)	17,750,000	EUR	100.0%		BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	492,996,150	PLN	100.0%		BA
Raiffeisen Bank Rt., Budapest (HU)	29,002,010,000	HUF	70.3%		BA
Raiffeisen Bank S.A., Bucharest (RO)	10,520,427,700,000	ROL	99.4%		BA
Raiffeisen Bank Sh.a., Tirana (AL)	25,497,462	EUR	100.0%		BA
Raiffeisen Capital Asset Management, Moscow (RU)	10,000	RUR	100.0%		FI
Raiffeisen Car Leasing Ltd., Budapest (HU)	20,000,000	HUF	72.7%		FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	99.5%		BR
Raiffeisen Krekova banka d.d., Maribor (SI)	2,058,000,000	SIT	97.5%		BA
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	2,000,000	BGN	81.1%		FI
Raiffeisen Leasing d.o.o., Belgrade (CS)	62,816,350	CSD	82.5%		FI
Raiffeisen Leasing d.o.o., Ljubljana (SI)	415,800,000	SIT	75.0%		FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	1,000,000	BAM	75.0%		FI
Raiffeisen Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	94.9%		FI
Raiffeisen Leasing S.R.L., Bucharest (RO)	76,434,000,000	ROL	75.0%		FI
Raiffeisen Lízing Rt., Budapest (HU)	225,620,000	HUF	72.7%		FI
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb (HR)	110,000,000	HRK	75.0%		FI
Raiffeisen Securities and Investment Rt., Budapest (HU)	20,000,000	HUF	70.3%		FI
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	65,594,928	BGN	100.0%		BA
Raiffeisenbank a.d., Belgrade (CS)	2,018,537,580	CSD	90.0%		BA
Raiffeisenbank a.s., Prague (CZ)	2,500,000,000	CZK	51.0%		BA
Raiffeisenbank Austria d.d., Zagreb (HR)	499,140,000	HRK	75.0%		BA
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo (BA)	68,833,000	BAM	97.0%		BA
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	75.0%		FI
Raiffeisen-Leasing International Gesellschaft m.b.H., Vienna (AT)	36,336	EUR	75.0%		BR
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%		FI
Raiffeisen-RBHU Holding GmbH, Vienna (AT)	236,640	EUR	70.3%		OT
RLI Holding Gesellschaft m.b.H., Vienna (AT)	40,000	EUR	75.0%		OT
SINESCO Kft., Budapest (HU)	3,000,000	HUF	72.7%		OT

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
Tatra banka a.s., Bratislava (SK)	1,004,320,000	SKK	72.4%		BA
Tatra Group Finance, s.r.o., Bratislava (SK)	314,100,000	SKK	72.4%	3.2%	BR
Tatra Group Servis spol.s.r.o., Bratislava (SK)	370,000,000	SKK	72.4%	0.4%	BR
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	72.1%		FI
UMBRA Handels- und Beteiligungsgesellschaft m.b.H., Vienna (AT)	500,000	ATS	100.0%		OT
ZAO Raiffeisenbank Austria, Moscow (RU)	4,447,048,000	RUR	100.0%		BA

Companies accounted for in the Consolidated Financial Statements using the equity method

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
Raiffeisen stambena s tedionica d.d., Zagreb (HR)	70,000,000	HRK	26.0%		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest (RO)	611,865,000,000	ROL	33.3%		BA
Raiffeisen Bausparkasse a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA

Subsidiaries that were not fully consolidated

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
ACTIUNI NATIONALE S.A.—societate in lichidare, Bucharest (RO)	10,000,000,000	ROL	90.6%	0.1%	FI
Alfa Ász Kft., Budapest (HU)	3,000,000	HUF	100.0%		FI
AXEN spol.sr.o., Bratislava (SK)	48,610,000	SKK	100.0%		BR
B.S.R. Building s.r.o., Prague (CZ)	200,000	CZK	68.9%	68.9%	OT
Dom-office 2000, Minsk (BY)	834,781,000	BYR	100.0%		OT
ELIOT, s.r.o., Bratislava (SK)	200,000	SKK	100.0%		BR
F-Spektrum, s.r.o., Bratislava (SK)	200,000	SKK	81.0%		FI
Fundusz Rozwoju sp.z.o.o., Warsaw (PL)	120,000	PLN	100.0%	100.0%	OT
Konsorcjum Raiffeisen Atkins Zarzadzanie Funduszami S.A., Wroclaw (PL)	500,000	PLN	35.3%		FI
Market Investment Group d.o.o., Sarajevo (BA)	500,000	BAM	100.0%		FI
Második Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	96.9%	6.9%	FI
Miriada d.o.o. V Stecaju (in Liquidation), Maribor (SI)	1,500,000	SIT	100.0%		OT
OOO Raiffeisen Investment (in Liquidation), Moscow (RU)	1,800,000	RUR	26.0%		OT
Priorleasing, Minsk (BY)	500,000,001	BYR	100.0%		FI
Private Insurance Joint-Stock Company "Victoria", Minsk (BY)	540,000,000	BYR	69.7%	34.7%	IN
Raiffeisen Befektetési Alapkezelõ Rt., Budapest (HU)	100,000,000	HUF	20.0%		FI
Raiffeisen BROKERS doo, Sarajevo (BA)	150,000	BAM	100.0%		FI
Raiffeisen Business Premises d.o.o., Zagreb (HR)	1,000,000	HRK	100.0%		BR
Raiffeisen Capital & Investment Polska S.A. w likwidacji, Warsaw (PL)	4,000,000	PLN	15.6%		FI
Raiffeisen Capital & Investment S.A., Bucharest (RO)	16,000,000,000	ROL	100.0%		FI
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	100.0%		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest (HU)	20,000,000	HUF	51.0%		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest (HU)	3,000,000	HUF	96.9%	6.9%	BR
Raiffeisen INSURANCE d.d., Sarajevo (BA)	3,000,000	BAM	85.9%		IN
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	100.0%		FI
Raiffeisen Property Lízing Rt., Budapest (HU)	50,000,000	HUF	100.0%		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest (HU)	25,300,000	HUF	100.0%		BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	50,000	BGL	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	300,000,000	ROL	85.5%	85.5%	FI
Raiffeisen Üzemeltetö Kft., Budapest (HU)	6,000,000	HUF	76.4%	76.4%	OT
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	25,945,300	HRK	100.0%		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest (HU)	3,000,000	HUF	100.0%		BR
RENT CC, spol.s.r.o., Bratislava (SK)	200,000	SKK	100.0%		FI
RENT PO, spol. s.r.o., Bratislava (SK)	200,000	SKK	100.0%		FI
RL Retail Holding GmbH, Vienna (AT)	36,000	EUR	100.0%		OT
RLP Anonymus Utca Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	76.4%	76.4%	OT
RLP Csórsz u. Kft, Budapest (HU)	3,000,000	HUF	76.4%	76.4%	OT
RLP Somlói út Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	76.4%	76.4%	OT
RLRE & EUBE OC—TERRONIC I., s.r.o., Prague (CZ)	200,000	CZK	100.0%		OT
RLRE & EUBE OC—TERRONIC II., s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Alpha Property s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Beta Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Eden Invest, s.r.o., Prague (CZ)	72,004,000	CZK	100.0%	100.0%	OT
RLRE Epsilon Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		OT
RLRE Eta Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Gamma Property, s.r.o., Prague (CZ)	100,000	CZK	100.0%		FI
RLRE Hotel Ellen, s.r.o., Prague (CZ)	100,000	CZK	100.0%		FI
RLRE Investholding B.V., Arnhem (NL)	90,000	EUR	100.0%		FI
RLRE Jota Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Kappa Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Lambda Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Omikron Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Sigma Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		FI
RLRE Theta Property, s.r.o., Prague (CZ)	200,000	CZK	100.0%		OT
SCT Beruházás Kft., Budapest (HU)	3,000,000	HUF	76.4%	76.4%	FI
SCT Kárász u. Kft., Budapest (HU)	3,000,000	HUF	100.0%		FI
SCT KÖKI Kft, Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCT Obi 1 Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCT Tündérkert Kft., Budapest (HU)	3,000,000	HUF	100.0%		BR
SCTAI Angol Iskola Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTB Pécs Kft, Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTB Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTD Késmárk utca Kft, Budapest (HU)	6,000,000	HUF	100.0%	100.0%	OT
SCTD Kondoros Kft., Budapest (HU)	6,000,000	HUF	100.0%	100.0%	OT
SCTH Budaörs Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTJ Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTM Nyíregyháza Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTO Bécsi Út Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTO Fogarasi Út Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
SCTO Hajdúság Real Estate Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTP Biatorbágy Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
SCTS Avas Real Estatement Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTS Szerencs Real Estatement Development Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTSZH Váci Út Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	FI
SCTW Kft., Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
Seventh´s Line, Minsk (BY)	1,051,908,000	BYR	100.0%		IN
SPC Vagyonkezelö Korlátolt Felelösségü Társaság, Budapest (HU)	3,000,000	HUF	100.0%	100.0%	OT
Szinvapark Kft., Budapest (HU)	100,250,000	HUF	100.0%	100.0%	OT
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	52,000,000	SKK	96.2%		FI
TatraReality, s.r.o., Bratislava (SK)	27,100,000	SKK	100.0%	100.0%	BR
TelPol 3 S.A., Gdan´sk (PL)	100,000	PLN	100.0%		OT
TG Strom, s.r.o., Bratislava (SK)	5,600,000	SKK	100.0%		BR
TL Leasing s.r.o., Bratislava (SK)	10,000,000	SKK	100.0%		FI

Other equity participations

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
AGRAS-OMNIASIG S.A., Bucharest (RO)	89,121,526,000	ROL	13.0%		OT
BAMCARD d.o.o., Sarajevo (BA)	335,478	BAM	3.2%		OT
Bank TuranAlem JSC, Almaty (KZ)	22,891,450,000	KZT	12.8%		BA
Bankart d.o.o., Procesiranje Placilnih Instrumentov, Ljubljana (SI)	497,299,591	SIT	2.2%		OT
Belarussian currency and stock exchange JSC, Minsk (BY)	127,700,000	BYR	<0.1%		SE
Bosna Osiguranje d.d., Sarajevo (BA)	3,006,800	BAM	<0.1%		IN
Budapest Stock Exchange, Budapest (HU)	4,694,460,000	HUF	<0.1%		SE
Burza cennych papierov a.s., Bratislava (SK)	113,850,000	SKK	0.3%		SE
CENTRALNA TABELA OFERT—CeTO, Warsaw (PL)	6,422,283	PLN	3.1%		OT
Centrum Zaufania I Certyfikacji—Centrast S.A., Warsaw (PL)	21,000,000	PLN	1.0%		OT
D. Trust Certifikacna autorita, a.s., Bratislava (SK)	10,000,000	SKK	10.0%		OT
EUROMARKET BANKA A.D., Podgorica (CS)	11,200,000	DEM	5.4%		BA
Fondul de Garantare a Creditului Rural S.A., Bucharest (RO)	10,605,100,000	ROL	26.3%		FI
Gielda Papierow Warstosciowych S.A., Warsaw (PL)	42,000,000	PLN	<0.1%		SE
GIELDA POZNANSKA S.A., Poznan´ (PL)	5,555,000	PLN	0.9%		OT
GIRO Rt., Budapest (HU)	2,496,000,000	HUF	0.3%		OT
Hitelgarancia Rt., Budapest (HU)	4,811,600,000	HUF	0.4%		OT
HRVATSKI REGISTAR OBVEZA PO KREDITIMA, Zagreb (HR)	7,500,000	HRK	5.0%		BR
IMPULS Tuchomerice, s.r.o., Prague (CZ)	200,000	CZK	50.0%		FI
INTEGRA d.o.o., Mostar (BA)	414,000	BAM	3.6%		OT
International Factors Group S.C., Brussels (BE)	35,150	EUR	1.4%		OT
JSC Interregion Stock Union (MFS), Kiev (UA)	1,675,000	UAH	0.6%		OT

Company, domicile (country)	Subscribed capital	Currency	Per cent stake	Of which held indirectly[1]	Type of company[2]
KDD Centralna Klirinsko Depotna Druzba d.d., Ljubljana (SI)	260,000,000	SIT	1.0%		OT
Kiev International Stock Exchange, Kiev (UA)	340,000	UAH	<0.1%		SE
Ljubljanska Borza d.d., Ljubljana (SI)	417,360,000	SIT	2.3%		OT
MasterCard Incorporated, New York (US)	1,000,000	USD	<0.1%		BA
MISR Romanian Bank S.A.E., Gizeh (ET)	50,000,000	USD	15.0%		BA
Registrul Roman al Actionarilor S.A., Bucharest (RO)	1,716,214,500	ROL	10.0%		OT
Renault Credit Rt., Budapest (HU)	400,000,000	HUF	50.0%		FI
ROMCARD S.A., Bucharest (RO)	784,363,580	ROL	20.0%		BR
RVS, a. s., Bratislava (SK)	304,000,000	SKK	0.9%		OT
Slomskova Ustanova, Maribor (SI)	325,000	SIT	7.7%		OT
Slovak Banking Credit Bureau, Bratislava (SK)	300,000	SKK	33.3%		BR
Slovenska Zadruzna Kmetijska Banka d.d., Ljubljana (SI)	1,759,152,000	SIT	6.6%		BA
SN de Compensare, Decontare si Depozitare Pentru Valori Mobiliare, Bucharest (RO)	3,818,200,000	ROL	1.9%	0.8%	SE
SN de Transfer de Fonduri si Decontari SA, Bucharest (RO)	67,200,000,000	ROL	2.6%		OT
Society for Worldwide Interbank Financial Telekommunication s.c., La Hulpe (B)	10,794,000	EUR	0.2%		OT
Transilvania LEASING S.A., Brasov (RO)	50,055,000,000	ROL	4.0%		FI
VALUE GROWTH FUND SLOVAKIA B.V., Amsterdam (NL)	159,800	EUR	6.5%		FI
VICTORIA BUSINESS CENTER S.A., Bucharest (RO)	4,575,785,500	ROL	10.0%		OT

Key:

1 Interests held via companies not included in the Consolidated Financial Statements (on a proportionate basis).

2 Company type:

- *BA Bank*
- *BR Company rendering banking-related ancillary services*
- *FI Financial institution*
- *IN Insurer*
- *SE Securities company, recognized stock exchange*
- *OT Other*

Consolidated Financial Statements
as of June 30, 2007

Income Statement

	Notes	1/1 – 30/6 2007	1/1 – 30/6 2006	Change
		in € mn		
Interest income		2,045.0	1,425.6	43.5%
Interest expenses		(966.2)	(635.8)	52.0%
Net interest income	(2)	**1,078.8**	**789.8**	**36.6%**
Provisioning for impairment losses	(3)	(153.3)	(125.0)	22.6%
Net interest income after provisioning		**925.5**	**664.8**	**39.2%**
Commission income		671.6	490.3	37.0%
Commission expense		(99.4)	(74.8)	33.0%
Net commission income	(4)	**572.2**	**415.6**	**37.7%**
Trading profit	(5)	79.3	71.3	11.2%
Net income from financial investments and current financial assets	(6)	(7.2)	(1.7)	320.5%
General administrative expenses	(7)	(1,002.7)	(744.2)	34.8%
Other operating profit/loss	(8)	25.1	15.2	64.6%
Income from disposal of group assets	(8)	14.3	—	—
Profit before tax		**606.6**	**421.0**	**44.1%**
Income taxes		(129.6)	(87.5)	48.1%
Profit after tax		**477.0**	**333.5**	**43.0%**
Minority interests		(75.6)	(44.3)	70.6%
Consolidated profit		**401.4**	**289.2**	**38.8%**

	1/1 – 30/6 2007	1/1 – 30/6 2006	Change
	in €		
Earnings per share	**2.82**	**2.03**	**0.79**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 30 June 2007, the number of common shares outstanding was 142.2 million compared with 142.8 million as of 30 June 2006.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit Development

Quarterly Results

	Q3/2006	Q4/2006	Q1/2007	Q2/2007
		in € mn		
Net interest income	460.9	513.1	505.0	573.8
Provisioning for impairment losses	(104.3)	(79.6)	(75.9)	(77.4)
Net interest income after provisioning	**356.6**	**433.6**	**429.1**	**496.4**
Net commission income	245.4	272.4	275.1	297.2
Trading profit	40.5	63.0	35.6	43.7
Net income from financial investments and current financial assets	100.8	4.1	0.8	(8.0)
General administrative expense	(412.2)	(537.3)	(476.5)	(526.2)
Other operating profit/loss	0.4	(15.2)	14.3	10.8
Income from disposal of group assets	—	506.6	14.1	0.2
Profit before tax	**331.5**	**727.0**	**292.5**	**314.1**
Income taxes	(53.7)	(64.0)	(61.7)	(67.9)
Profit after tax	**277.8**	**663.0**	**230.8**	**246.3**
Minority interests	(27.7)	(20.2)	(38.2)	(37.4)
Consolidated profit	**250.1**	**642.8**	**192.6**	**208.8**

	Q3/2005	Q4/2005	Q1/2005	Q2/2006
		in € mn		
Net interest income	305.5	361.0	378.2	411.6
Provisioning for impairment losses	(56.1)	(47.7)	(55.4)	(69.6)
Net interest income after provisioning	**249.4**	**313.2**	**322.8**	**342.0**
Net commission income	150.9	175.5	185.0	230.6
Trading profit	24.7	52.7	29.9	41.4
Net income from financial investments and current financial assets	1.9	6.2	(1.9)	0.2
General administrative expense	(280.2)	(379.7)	(347.5)	(396.6)
Other operating profit/loss	(3.6)	(15.7)	5.7	9.6
Profit before tax	**143.1**	**152.1**	**193.9**	**227.2**
Income taxes	(29.3)	(27.5)	(42.4)	(45.1)
Profit after tax	**113.8**	**124.7**	**151.5**	**182.1**
Minority interests	(20.6)	(21.4)	(27.2)	(17.1)
Consolidated profit	**93.2**	**103.3**	**124.2**	**165.0**

Balance Sheet

	Notes	30/6 2007	31/12 2006	Change
		in € mn		
Assets				
Cash reserve		2,979	4,064	(26.7)%
Loans and advances to banks	(9)	8,807	8,202	7.4%
Loans and advances to customers	(10)	41,897	35,043	19.6%
Impairment losses on loans and advances	(11)	(968)	(872)	11.0%
Trading assets	(12)	2,714	2,684	1.1%
Other current financial assets	(13)	1,382	995	38.9%
Financial investments	(14)	2,660	2,787	(4.6)%
Intangible fixed assets	(15)	1,213	1,221	(0.6)%
Tangible fixed assets	(16)	1,051	1,056	(0.4)%
Other assets	(17)	908	688	32.1%
Total assets		**62,644**	**55,867**	**12.1%**

	Notes	30/6 2007	31/12 2006	Change
		in € mn		
Equity and liabilities				
Deposits from banks	(18)	16,920	13,814	22.5%
Deposits from customers	(19)	35,700	33,156	7.7%
Liabilities evidenced by paper	(20)	1,949	1,422	37.1%
Provisions for liabilities and charges	(21)	256	218	17.8%
Trading liabilities	(22)	423	486	(12.9)%
Other liabilities	(23)	1,001	766	30.7%
Subordinated capital	(24)	1,400	1,416	(1.1)%
Equity	(25)	4,994	4,590	8.8%
Consolidated equity		3,909	2,804	39.4%
Consolidated profit		401	1,182	(66.0)%
Minority interests		684	604	13.3%
Total equity and liabilities		**62,644**	**55,867**	**12.1%**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
			in € mn			
Equity as of 1/1/2007	**434**	**1,390**	**980**	**1,182**	**604**	**4,590**
Capital increases	—	—	—	—	19	19
Transferred to retained earnings	—	—	1,081	(1,081)	—	—
Dividend payments	—	—	—	(101)	(29)	(130)
Profit after tax	—	—	—	401	76	477
Exchange differences	—	—	23	—	3	25
Capital hedge	—	—	30	—	—	30
Own shares/share incentive program	(1)	(11)	—	—	—	(12)
Other changes	—	—	(16)	—	11	(5)
Equity as of 30/6/2007	**433**	**1,379**	**2,097**	**401**	**684**	**4,994**

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
			in € mn			
Equity as of 1/1/2006	**434**	**1,396**	**589**	**382**	**475**	**3,276**
Capital increases	—	—	—	—	75	75
Transferred to retained earnings	—	—	318	(318)	—	—
Dividend payments	—	—	—	(64)	(46)	(110)
Profit after tax	—	—	—	289	44	333
Exchange differences	—	—	(121)	—	(14)	(135)
Capital hedge	—	—	98	—	—	98
Own shares/share incentive program	(1)	(8)	—	—	—	(9)
Other changes	—	—	8	—	(12)	(4)
Equity as of 30/6/2006	**433**	**1,388**	**892**	**289**	**522**	**3,524**

The total nominal share capital of *Raiffeisen International Bank-Holding AG* as stated in its Articles of Association amounted to € 434.5 mn.

Cash Flow Statement

	1/1 – 30/6 2007	1/1 – 30/6 2006
	in € mn	
Cash and cash equivalents at the end of the previous period	**4,064**	**2,908**
Net cash from operating activities	(1,039)	56
Net cash from investing activities	55	(420)
Net cash from financing activities	(127)	541
Effect of exchange rate changes	26	(7)
Cash and cash equivalents at the end of period	**2,979**	**3,078**

Notes

Accounting and Valuation Principles

The consolidated financial statements of Raiffeisen International are prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*) and the international accounting standards adopted by the EU including the applicable interpretations by the *International Financial Reporting Interpretations Committee* (*IFRIC*). The unaudited interim report as of 30 June 2007 is prepared in conformity with IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are applied as in the preparation of the 2006 consolidated financial statements.

IFRS 7 (Disclosure requirements related to financial instruments) is effective for annual periods beginning on or after 1 January 2007. IFRS supersedes IAS 30 (Disclosures in the financial statements of banks and similar financial institutions) and IAS 32 (Financial instruments: Presentation) regarding disclosure requirements. The changes mainly concern the separate dislcosure of valuation categories. In this interim report, valuation categories are disclosed separately.

Balance Sheet Relating to Valuation Categories

	30/6 2007	31/12 2006	Change
	in € mn		
Assets			
Cash reserve	**2,979**	**4,064**	**(26.7)%**
Trading assets	**2,775**	**2,719**	**2.1%**
Positive fair values of derivative financial instruments	435	349	24.5%
Shares and other variable-yield securities	24	27	(11.1)%
Bonds, notes and other fixed-interest securities	2,311	2,285	1.2%
Loans held for trading	6	59	(90.2)%
Financial assets at fair value through profit or loss	**1,382**	**995**	**38.9%**
Shares and other variable-yield securities	40	40	—
Bonds, notes and other fixed-interest securities	1,343	955	40.6%
Available-for-sale financial assets	**8**	**8**	**—**
Other interests	8	8	—
Loans and advances to banks	**50,537**	**42,960**	**17.6%**
Loans and advances to banks	8,807	8,202	7.4%
Loans and advances to customers	41,858	34,978	19.7%
Other non-derivative financial assets	846	652	29.8%
Impairment losses on loans and advances	(968)	(872)	11.0%
Held-to-maturity investments	**2,627**	**2,784**	**(5.6)%**
Bonds, notes and other fixed-interest securities	2,587	2,719	(4.9)%
Purchased loans	40	65	(38.6)%
Other assets	**2,329**	**2,336**	**(0.3)%**
Total assets	**62,644**	**55,867**	**12.1%**
Equity and liabilities			
Deposits from central banks	**165**	**107**	**54.5%**
Trading liabilities	**460**	**505**	**(8.9)%**
Negative fair values of other derivative financial instruments	372	383	(3.0)%
Shortselling of trading assets	2	—	—
Call/time deposits for trading purposes	86	122	(29.8)%
Liabilities	**56,768**	**50,447**	**12.5%**
Deposits from banks	16,755	13,708	22.2%
Deposits from customers	35,700	33,156	7.7%
Liabilities evidenced by paper	1,949	1,422	37.1%
Subordinated capital	1,400	1,416	(1.1)%
Other non-derivative financial liabilities	965	745	29.4%
Provisions for liabilities and charges	**256**	**218**	**17.8%**
Equity	**4,994**	**4,590**	**8.8%**
Total equity and liabilities	**62,644**	**55,867**	**12.1%**

Changes in Consolidated Group

Number of units	Fully consolidated		Equity method	
	30/6/2007	31/12/2006	30/6/2007	31/12/2006
As of beginning of period	105	65	3	3
Included for the first time in the financial period	18	45	—	—
Excluded in the financial period	(5)	(4)	—	—
Merged in the financial period	(1)	(1)	—	—
As of end of period	**117**	**105**	**3**	**3**

As of 1 January 2007, the following three fund management companies were included in the consolidated financial statements for the first time: *Tatra Asset Management sprav.spol., a.s.*, Bratislava, *Raiffeisen Invest d.o.o.*, Zagreb, *Raiffeisen Investment Fund Management Zrt.*, Budapest.

Furthermore, three insurance broker serving network companies and external customers were consolidated for the first time: *Raiffeisen Insurance Agency Sp.z.o.o*, Warsaw and *Raiffeisen Biztosításközvetítö Kft.*, Budapest, as of 1 January, 2007 and *Raiffeisen Insurance and Reinsurance Broker S.R.L*, Bucharest, as of 1 April, 2007.

As of 1 March 2007 *Perseus Property, s.r.o.*, Prague, a real estate leasing company and *Raiffeisen Equipment Leasing Company Limited by Shares*, Budapest, engaged in equipment leasing were consolidated for the first time. Two Hungar-ian real estate project leasing companies, *SCT Krautland Ingatlanforgalmazó Kft.*, Budapest and *SCT Milfav Ingatlanfe-jlesztö és Ingatlanhasznosito Kft.*, Budapest, the holding company—*Negyedik Vagyonkezelö Kft.*, Erd—as well as two real estate leasing companies, *"K-SPV" d.o.o.*, Mostar, and *Real Estate 1 doo*, Belgrade, were included for the first time as of 1 May, 2007.

ROOF Russia S.A. was founded in connection with a securitization of car receivables and therefore consolidated for the first time as of 1 May 2007. As of 1 June, 2007 the following companies were included for the first time: *Harmadik Vagyonkezelö Kft.*, Erd, another asset management company in Hungaria as well as three leasing companies—*RLRE Carina Property, s.r.o.*, Prague, *RLP Csórsz u. Kft*, Budapest, and *SCTS Szentendre Kft.*, Budapest.

In the first quarter 2007, *Raiffeisen Lízing Zrt.*, Budapest, sold its 100 per cent share in *SINESCO Kft.*, Budapest. The company was excluded as of 1 March 2007; result of deconsolidation amounted to € 11.4 mn. Due to the fact that *Raiffeisen Non-Government Pension Fund*, Moscow, became immaterial, the company was excluded from the consolidated group as of 1 January 2007, resulting in a profit of € 2.7 mn.

Moreover, in the second quarter 2007, two subsidiaries of *Raiffeisen-Leasing Real Estate, s.r.o.*, Prague—*RLRE & EUBE OC - TERRONIC I., s.r.o., Prague,* and *RLRE Taurus Property, s.r.o.*, Prague,—were sold, a Hungarian leasing company—*SPC Vagyonkezelö Kft.*, Budapest—was excluded because business ended. Finally a Hungarian leasing company—*Második Ingatlan Vagyonkezelö Kft.*, Budapest—was merged into *Raiffeisen Financial Services Company Zrt.*, Budapest.

Notes to the Income Statement

(1) Segment reporting

Raiffeisen International primarily divides its business according to the following customer and proprietary business segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and other

The *Corporate Customers* segment encompasses business with local and international medium-sized enterprises and key accounts. Retail Customers comprises private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The *Treasury* segment includes the Treasury department´s proprietary trading as well as investment banking activities, which are only carried out by a few group units. Besides non-banking business, the *Participations and other* segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activities, including especially those in the parent company *Raiffeisen International Bank-Holding AG.*

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The basis for the classification is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine

(1a) Segment reporting by business segment

1/1 - 30/6/2007	Corporate customers	Retail customers	Treasury	Participations and other	Total
			in € mn		
Net interest income	361.8	657.9	52.5	6.7	1,078.8
Provisioning for impairment losses	(56.4)	(96.0)	0.0	(0.9)	(153.3)
Net interest income after provisioning	**305.3**	**561.9**	**52.5**	**5.8**	**925.5**
Net commission income	200.4	362.8	5.8	3.3	572.2
Trading profit/loss	4.6	1.8	77.0	(4.0)	79.3
Net income from financial investments and current financial assets	0.8	0.0	(9.7)	1.7	(7.2)
General administrative expenses	(200.0)	(702.7)	(38.1)	(61.9)	(1,002.7)
Other operating profit/loss	9.7	(0.4)	4.1	11.7	25.1
Income from disposal of group assets	—	—	—	14.3	14.3
Profit before tax	**320.8**	**223.3**	**91.5**	**(29.1)**	**606.6**
Risk-weighted assets, incl. market risk	21,107	15,371	4,471	3,783	44,733
Own funds requirement	1,689	1,230	358	303	3,579
Average number of staff	7,929	43,197	1,160	1,617	53,903
Cost/income ratio	34.7%	68.7%	28.2%	—	57.3%
Average equity	2,103	1,536	585	342	4,567
Return on Equity before tax	**30.5%**	**29.1%**	**31.3%**	**—**	**26.6%**

1/1 - 30/6/2006	Corporate customers	Retail customers	Treasury	Participations and other	Total
			in € mn		
Net interest income	284.6	465.3	44.4	(4.6)	789.8
Provisioning for impairment losses	(42.0)	(82.8)	(0.0)	(0.2)	(125.0)
Net interest income after provisioning	**242.6**	**382.6**	**44.4**	**(4.8)**	**664.8**
Net commission income	148.5	260.5	(1.5)	8.1	415.6
Trading profit/loss	0.8	2.6	78.1	(10.2)	71.3
Net income from financial investments and current financial assets	(0.4)		(2.9)	1.7	(1.7)
General administrative expense	(156.6)	(521.4)	(28.4)	(37.7)	(744.2)
Other operating profit/loss	3.8	4.2	5.8	1.4	15.2
Profit before tax	**238.7**	**128.4**	**95.5**	**(41.6)**	**421.0**
Risk-weighted assets, incl. market risk	15,754	11,600	5,854	2,305	35,514
Own funds requirement	1,260	928	468	184	2,841
Average number of staff	6,397	36,773	789	1,956	45,916
Cost/income ratio	35.8%	71.2%	23.5%	—	57.9%
Average equity	1,516	1,024	545	189	3,273
Return on Equity before tax	**31.5%**	**25.1%**	**35.1%**	**—**	**25.7%**

(1b) Segment reporting by region

1/1 – 30/6/2007	CE	SEE	CIS	Total
		in € mn		
Net interest income	369.4	326.0	383.3	1,078.8
Provisioning for impairment losses	(51.8)	(20.4)	(81.1)	(153.3)
Net interest income after provisioning	**317.6**	**305.6**	**302.2**	**925.5**
Net commission income	221.6	173.3	177.4	572.2
Trading profit	37.7	21.2	20.4	79.3
Net inc. from fin. inv. and current fin. assets	(7.8)	0.6	0.0	(7.2)
General administrative expenses	(377.9)	(297.9)	(326.9)	(1,002.7)
Other operating profit/loss	9.4	17.1	(1.4)	25.1
Income from disposal of group assets	11.6	—	2.7	14.3
Profit before tax	**212.2**	**220.0**	**174.4**	**606.6**
Total assets	24,905	20,423	17,316	62,644
Risk-weighted assets, incl. market risk	18,250	13,609	12,874	44,733
Own funds requirement	1,460	1,089	1,030	3,579
Average number of staff	11,742	14,189	27,972	53,903
Cost/income ratio	59.4%	55.4%	56.6%	57.3%
Average equity	1,906	1,357	1,303	4,567
Return on Equity before tax	**22.3%**	**32.4%**	**26.8%**	**26.6%**

1/1 – 30/6/2006	CE	SEE	CIS	Total
		in € mn		
Net interest income	284.4	254.7	250.8	789.8
Provisioning for impairment losses	(39.3)	(35.0)	(50.7)	(125.0)
Net interest income after provisioning	**245.0**	**219.6**	**200.1**	**664.8**
Net commission income	164.7	114.0	136.9	415.6
Trading profit	1.0	22.7	47.6	71.3
Net inc. from fin. inv. and current fin. assets	(1.5)	0.1	(0.4)	(1.7)
General administrative expense	(270.0)	(230.7)	(243.4)	(744.2)
Other operating profit/loss	11.6	4.4	(0.8)	15.2
Profit before tax	**150.9**	**130.1**	**140.0**	**421.0**
Total assets	18,379	15,333	12,627	46,339
Risk-weighted assets, incl. market risk	14,012	11,051	10,452	35,514
Own funds requirement	1,121	884	836	2,841
Average number of staff	9,820	12,152	23,944	45,916
Cost/income ratio	58.8%	58.3%	56.5%	57.9%
Average equity	1,415	1,036	822	3,273
Return on Equity before tax	**21.3%**	**25.1%**	**34.1%**	**25.7%**

(2) Net interest income

	1/1 - 30/6 2007	1/1 - 30/6 2006
	in € mn	
Interest income	**2,042.0**	**1,421.4**
from loans and advances to banks	226.3	170.5
from loans and advances to customers	1,589.5	1,057.9
from current financial assets	35.6	25.8
from financial investments	72.8	76.4
from leasing claims	100.8	74.7
from derivative financial instruments (non-trading), net	17.0	16.1
Current income from shareholdings	**1.4**	**1.8**
Interest-like income	**1.6**	**2.4**
Interest and interest-like income, total	**2,045.0**	**1,425.6**
Interest expenses	**(960.9)**	**(634.1)**
on deposits from banks	(328.3)	(240.2)
on deposits from customers	(550.3)	(354.5)
on liabilities evidenced by paper	(43.5)	(22.5)
on subordinated capital	(38.8)	(16.9)
Interest-like expenses	**(5.3)**	**(1.7)**
Interest and interest-like expenses, total	**(966.2)**	**(635.8)**
Net interest income	**1,078.8**	**789.8**

(3) Provisioning for impairment losses

	1/1 - 30/6 2007	1/1 - 30/6 2006
	in € mn	
Individual loan loss provisions	**(79.6)**	**(70.2)**
Allocation to provisions for impairment losses	(210.5)	(197.6)
Release of provisions for impairment losses	148.3	143.2
Direct write-downs	(31.9)	(22.2)
Income received on written-down claims	14.5	6.4
Portfolio-based loan loss provisions	**(74.2)**	**(55.2)**
Allocation to provisions for impairment losses	(158.0)	(94.5)
Release of provisions for impairment losses	83.8	39.3
Gains from the sale of loans	**0.5**	**0.3**
Total	**(153.3)**	**(125.0)**

(4) Net commission income

	1/1 - 30/6 2007	1/1 - 30/6 2006
	in € mn	
Payment transfer business	247.3	179.4
Loan administration and guarantee business	66.9	53.5
Securities business	32.5	19.5
Foreign currency and precious metals business	164.3	126.1
Other banking services	61.2	37.1
Total	**572.2**	**415.6**

(5) Trading profit

	1/1 – 30/6 2007	1/1 – 30/6 2006
	in € mn	
Interest-based transactions	27.9	(6.5)
Currency-based transactions	43.4	77.0
Equity-/index-based transactions	6.3	(1.0)
Other transactions	1.7	1.9
Total	**79.3**	**71.3**

(6) Income from financial investments and current financial assets

	1/1 – 30/6 2007	1/1 – 30/6 2006
	in € mn	
Net income from financial investments	**(0.1)**	**1.4**
Net valuations of financial investments and equity participations	(0.1)	0.1
Net proceeds from sales of financial investments and equity participations	0.0	1.3
Net income from other current financial assets	**(7.1)**	**(3.1)**
Net valuations of other current financial assets	(7.2)	(3.4)
Net proceeds from sales of other current financial assets	0.1	0.3
Total	**(7.2)**	**(1.7)**

(7) General administrative expenses

	1/1 – 30/6 2007	1/1 – 30/6 2006
	in € mn	
Staff expenses	(491.5)	(348.8)
Other administrative expenses	(406.0)	(314.5)
Depreciation on intangible and tangible fixed assets	(105.2)	(80.9)
Total	**(1,002.7)**	**(744.2)**

(8) Other operating profit

	1/1 – 30/6 2007	1/1 – 30/6 2006
	in € mn	
Sales revenues from non-banking activities	24.4	22.4
Expenses arising from non-banking activities	(16.1)	(17.7)
Net result from additional leasing services	(0.5)	0.7
Net result from real estate	1.5	2.9
Net result from operating lease	9.1	5.6
Net result from hedge accounting	0.1	0.2
Net result from other derivative instruments	4.1	5.9
Net proceeds from disposal of tangible and intangible fixed assets	(0.5)	(0.3)
Other taxes	(20.5)	(18.0)
Income from release of negative goodwill	12.8	6.1
Net expense from allocation and release of other provisions	(0.7)	(1.2)
Sundry operating income	33.1	14.2
Sundry operating expenses	(21.7)	(5.5)
Total	**25.1**	**15.2**

The **income from disposal of group assets** amounting to € 14.3 mn consists mainly of the income resulting from the sale of *SINESCO Kft.* totalling € 11.4 mn and the effect of excluding the *Raiffeisen Non-Government Pension Fund* from the consolidated group, which is € 2.7 mn.

Notes to the Balance Sheet

(9) Loans and advances to banks

	30/6/2007	31/12/2006
	in € mn	
Giro and clearing business	1,022	1,571
Money market business	5,052	5,332
Loans to banks	2,720	1,241
Purchased loans	—	45
Leasing claims	1	1
Claims evidenced by paper	12	13
Total	**8,807**	**8,202**

(10) Loans and advances to customers

	30/6/2007	31/12/2006
	in € mn	
Credit business	24,603	17,615
Money market busines	3,771	7,089
Mortgage loans	10,049	7,382
Purchased loans	744	633
Leasing claims	2,724	2,307
Claims evidenced by paper	6	17
Total	**41,897**	**35,043**

(11) Impairment losses on loans and advances

	As of 1/1/2007	Change in consolidated group	Allocation*	Release	Usage**	Transfers, Exchange differences	As of 30/6/2007
				in € mn			
Individual loan loss provisions	**618**	**—**	**228**	**(148)**	**(40)**	**(1)**	**657**
Loans and advances to customers	574	—	196	(130)	(40)	(1)	599
CE	226	—	77	(45)	(10)	1	249
SEE	152	—	61	(55)	(19)	—	139
CIS	194	—	57	(29)	(11)	(3)	208
Other	2	—	1	—	—	—	3
Off-balance sheet obligations	44	—	32	(18)	—	—	58
Portfolio-based provisions	**304**	**—**	**158**	**(84)**	**—**	**(2)**	**376**
Loans and advances to customers	298	—	155	(82)	—	(2)	369
Off-balance sheet obligations	6	—	3	(2)	—	—	7
Total	**922**	**—**	**386**	**(232)**	**(40)**	**(3)**	**1,033**

* *Allocation including direct write-downs and income from written-down claims*

** *Usage including direct write-downs and income from written-down claims*

The following table gives an overview of the credit exposure and its impairments:

30/6/2007	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
			in € mn		
Banks	8,807	—	—	8,807	—
Sovereigns	807	1	—	806	11
Corporate customers—large	21,628	267	138	21,223	1,442
Corporate customers—small business	4,201	95	11	4,095	301
Retail customers—private individuals	12,565	148	211	12,206	245
Retail customers—small and medium-sized entities	2,586	88	9	2,489	280
Other	110	—	—	110	2
Total	**50,705**	**599**	**369**	**49,737**	**2,281**

31/12/2006	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
			in € mn		
Banks	8,202	—	—	8,202	—
Sovereigns	870	—	—	870	1
Corporate customers—large	18,019	273	102	17,644	1,326
Corporate customers—small business	3,658	90	11	3,557	190
Retail customers—private individuals	10,299	130	178	9,991	150
Retail customers—small and medium-sized entities	2,114	81	7	2,026	152
Other	82	—	—	82	—
Total	**43,245**	**574**	**298**	**42,373**	**1,819**

(12) Trading assets

	30/6/2007	31/12/2006
	in € mn	
Bonds, notes and other fixed-interest securities	2,311	2,285
Shares and other variable-yield securities	24	25
Positive fair values of derivative financial instruments	373	313
Loans held for trading	6	59
Pledged securities ready to be sold/repledged by transferee	—	2
Total	**2,714**	**2,684**

(13) Other current financial assets

	30/6/2007	31/12/2006
	in € mn	
Bonds, notes and other fixed-interest securities	1,342	955
Shares and other variable-yield securities	37	35
Pledged securities ready to be sold/repledged by transferee	3	5
Total	**1,382**	**995**

(14) Financial investments

	30/6/2007	31/12/2006
	in € mn	
Bonds, notes and other fixed-interest securities	2,588	2,719
Equity participations	72	68
Total	**2,660**	**2,787**

(15) Intangible fixed assets

	30/6/2007	31/12/2006
	in € mn	
Goodwill	835	839
Software	167	166
Other intangible fixed assets	211	216
Total	**1,213**	**1,221**

(16) Tangible fixed assets

	30/6/2007	31/12/2006
	in € mn	
Land and buildings used by the Group for own purposes	494	487
Other land and buildings (investment property)	10	13
Office furniture and equipment as well as other tangible fixed assets	405	451
Leased assets (operating lease)	142	105
Total	**1,051**	**1,056**

(17) Other assets

	30/6/2007	31/12/2006
	in € mn	
Tax assets	96	95
Receivables arising from non-banking activities	41	48
Prepayments and other deferrals	333	243
Positive fair values of derivatives in fair value hedges (IAS 39)	5	6
Positive fair values of banking book derivatives without hedge-accounting	56	30
Any other business	377	266
Total	**908**	**688**

(18) Deposits from banks

	30/6/2007	31/12/2006
	in € mn	
Giro and clearing business	745	981
Money market business	7,012	5,565
Long-term loans	9,163	7,268
Total	**16,920**	**13,814**

(19) Deposits from customers

	30/6/2007	31/12/2006
	in € mn	
Sight deposits	15,228	14,519
Time deposits	19,035	17,309
Savings deposits	1,437	1,328
Total	**35,700**	**33,156**

(20) Liabilities evidenced by paper

	30/6/2007	31/12/2006
	in € mn	
Bonds and notes issued	1,023	843
Money market instruments issued	294	61
Other liabilities evidenced by paper	632	518
Total	**1,949**	**1,422**

(21) Provisions for liabilities and charges

	30/6/2007	31/12/2006
	in € mn	
Taxes	73	61
Contingent liabilities and commitments	65	50
Pending legal issues	35	34
Overdue vacation	26	21
Restructuring	1	3
Others	56	49
Total	**256**	**218**

(22) Trading liabilities

	30/6/2007	31/12/2006
	in € mn	
Negative fair values of derivative financial instruments	335	364
Shortselling of trading assets	2	—
Liabilities from trading activities	86	122
Total	**423**	**486**

(23) Other liabilities

	30/6/2007	31/12/2006
	in € mn	
Liabilities arising from non-banking business	89	79
Accruals and deferred items	199	133
Negative fair values of derivatives in fair value hedges (IAS 39)	3	1
Negative fair values of bankbook derivatives without hedge-accounting	34	20
Any other business	676	533
Total	**1,001**	**766**

(24) Subordinated capital

	30/6/2007	31/12/2006
	in € mn	
Subordinated liabilities	805	821
Supplementary capital	595	595
Total	**1,400**	**1,416**

(25) Equity and minorities

	30/6/2007	31/12/2006
	in € mn	
Consolidated equity	3,909	2,804
Subscribed capital	433	434
Capital reserves	1,379	1,390
Retained earnings	2,097	980
Consolidated profit	401	1,182
Minority interests	684	604
Total	**4,994**	**4,590**

(26) Contingent liabilities and commitments

	30/6/2007	31/12/2006
	in € mn	
Contingent liabilities	4,171	3,676
Commitments	11,119	9,361

(27) Related parties

Transactions with related parties who are natural persons are limited to banking business transactions which are carried out at fair market conditions. Moreover, members of the Managing Board hold shares of Raiffeisen International Bank-Holding AG. This information is published on the homepage of Raiffeisen International.

Further business transactions, especially large banking business transactions with related parties who are natural persons were not concluded in the reporting period.

Transactions with related companies, especially relations to the parent company Raiffeisen Zentralbank Österreich AG, Vienna, as majority shareholder are shown in the tables below:

30/6/2007	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
			in € mn		
Loans and advances to banks	2,445	31	122	4	—
Loans and advances to customers	—	—	129	—	11
Trading assets	15	—	2	4	2
Equity participations	—	—	39	25	8
Other assets	36	—	3	—	—
Deposits from banks	8,225	97	322	18	10
Deposits from customers	6	—	47	2	34
Liabilities evidenced by paper	37	—	—	—	—
Provisions for liabilities and charges	7	—	—	—	—
Trading liabilities	8	—	—	1	—
Other liabilities	25	—	2	—	—
Subordinated capital	750	—	531	—	—
Guarantees given	301	—	7	—	—

31/12/2006	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
			in € mn		
Loans and advances to banks	1,974	4	13	—	1
Loans and advances to customers	—	—	145	—	—
Trading assets	16	—	1	—	11
Other current financial assets	—	—	—	5	—
Equity participations	—	—	35	25	8
Other assets	24	—	2	—	1
Deposits from banks	6,515	76	337	16	15
Deposits from customers	—	—	112	1	4
Liabilities evidenced by paper	14	—	—	—	—
Provisions for liabilities and charges	—	—	1	—	—
Trading liabilities	12	—	—	1	—
Other liabilities	27	—	31	—	—
Subordinated capital	748	—	503	—	—
Guarantees given	227	—	—	—	—

(28) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich AG, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB Banking Group. They are provided here for information purposes only.

The own funds of Raiffeisen International according to the Austrian Banking Act 1993 (*Bankwesengesetz* 1993 - BWG), as amended, are comprised of as follows:

	30/6/2007	31/12/2006
	in € mn	
Tier 1 capital (core capital)	3,725	3,705
Tier 2 capital (additional own funds)	844	808
Less interests in banks and financial institutions	(23)	(24)
Eligible own funds	**4,546**	**4,489**
Tier 3 capital (short-term subordinated own funds)	39	24
Total own funds	**4,585**	**4,513**
Total own funds requirement	**3,579**	**3,284**
Excess own funds	**1,006**	**1,229**
Excess cover ratio	28.1%	37.4%
Core capital ratio (Tier 1), banking book	9.0%	9.8%
Core capital ratio (Tier 1), including market risk	8.3%	9.0%
Own funds ratio	10.2%	11.0%

The total own funds requirement is as follows:

	30/6/2007	31/12/2006
	in € mn	
Risk-weighted basis of assessment according to Sec. 22 BWG	41,399	38,002
of which 8 per cent own funds requirement	3,312	3,040
Own funds requirement for the trading book according to Sec. 22b (1) BWG	157	137
Own funds requirement for open currency positions according to Sec. 26 BWG	110	107
Total own funds requirement	**3,579**	**3,284**

(29) Average number of staff

The average number of staff employed during the reporting period (full-time equivalents) break down as follows:

	1/1 – 30/6 2007	1/1 – 30/6 2006
Full-time equivalents		
CE	11,661	9,754
SEE	14,125	12,096
CIS	27,901	23,885
Austria	216	181
Total	**53,903**	**45,916**

We hereby confirm that the interim financial statements have been prepared in accordance with the applicable accounting standards and to the best of our knowledge fairly represent the consolidated financial condition and profit situation of the companies of the Raiffeisen International Bank-Holding AG group. Furthermore, we confirm that the semi-annual management report fairly represents the financial condition and profit situation based on the information required for interim reports in compliance with IFRS, adopted pursuant to the Regulation 1606/2002/EG.

The Managing Board

Herbert Stepic	Martin Grüll	Aris Bogdaneris
Rainer Franz	Peter Lennkh	Heinz Wiedner

END